Form 20-F
period 2002-12-31
EMBRATEL PARTICIPACOES SA
filed 2003-06-27
CIK 1066117

As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to __________

Commission file number: 001-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact Name of Registrant as Specified in Its Charter)

Embratel Holding Company	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Regente Feijó, 166, Sala 1687-B
Rio de Janeiro, RJ 20060-060
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

preferred shares, without par value*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

124,369,031 (thousands) common shares, without par value
208,260,330 (thousands) preferred shares, without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes        No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17       Item 18

Back to Contents

PRESENTATION OF FINANCIAL INFORMATION

     Embratel Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, was formed upon the reorganization of Telecomunicações Brasileiras S.A.—Telebrás, a corporation organized under the laws of Brazil that, together with its operating subsidiaries, was the primary provider of public telecommunications services in Brazil. We refer to Telebrás, together with its operating subsidiaries, as the Telebrás System. In this annual report, the terms “we,” “us” and “our” mean Embratel Participações S.A. and our consolidated subsidiaries, unless we indicate otherwise.

     On May 22, 1998, the shareholders of Telebrás approved the restructuring of the Telebrás System to form, in addition to Telebrás, twelve new telecommunications companies, known as the New Holding Companies, by means of a procedure under Brazilian corporate law called cisão or “split-up.” The New Holding Companies were allocated substantially all of the assets and liabilities of Telebrás, including the shares held by Telebrás of the operating subsidiaries of the Telebrás System. The New Holding Companies, together with their respective subsidiaries, comprise three regional fixed-line operators, eight regional cellular operators and one domestic and international long-distance operator. The restructuring of the Telebrás System into the New Holding Companies is referred to in this annual report as the “Breakup” of Telebrás.

     We are one of the New Holding Companies formed upon the Breakup of Telebrás. In the Breakup, all of the share capital of Empresa Brasileira de Telecomunicações S.A., or Embratel, held by Telebrás, which represented 98.75% of the total share capital of Embratel, was transferred to us. We are a premier communications provider in Brazil offering a wide array of advanced communications services over our own state-of-the-art network. We are a leading provider of data and Internet services in Brazil, based on revenues and network area coverage. Our service offerings include advanced voice, high-speed data communications services, Internet, satellite data communications and corporate networks. Our principal assets are the shares of our operating subsidiary, Embratel. We rely almost exclusively on dividends from Embratel to meet our needs for cash, including for the payment of dividends to our shareholders. See “Item 5. Operating and Financial Review and Prospects.”

Financial Statements

     The audited consolidated balance sheets included in this annual report as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in financial position and changes in shareholders’ equity for each of the years ended December 31, 2000, 2001 and 2002, including the notes thereto, are our consolidated financial statements. The selected financial information presented below should be read in conjunction with our consolidated financial statements and the notes thereto. You should carefully review the following discussion when evaluating the selected financial information and in reading “Item 5. Operating and Financial Review and Prospects.”

Accounting Methodologies in Brazil

     Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements pursuant to one of two methods: (1) the corporate law method, which was and remains valid for all legal purposes, including for determining income taxes and calculating mandatory minimum dividends; and (2) the constant currency method to present supplementary price-level adjusted financial statements pursuant to standards prescribed by the Brazilian securities commission, known as the Comissão de Valores Mobiliários or CVM.

•	Corporate law method. The corporate law method, which we refer to as Brazilian corporate law in this annual report, provides a simplified methodology for accounting for the effects of inflation until December 31, 1995. This method consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the federal government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “monetary correction adjustments” or “inflation adjustments.”

Back to Contents

•	Constant currency method. The Brazilian Institute of Independent Accountants, or IBRACON, and the Federal Accounting Council, or CFC, required inflation indexing, known as the constant currency method, of financial statements prepared in accordance with the accounting principles generally accepted in Brazil, or Brazilian GAAP, when the inflationary effect for the year is significant. Under the constant currency method, all historical Brazilian real amounts in the financial statements and notes thereto were expressed in constant purchasing power as of the latest balance sheet date, in accordance with standards prescribed by the CVM for publicly-traded entities.

   Changes in Reporting of Results of Operations

     Until December 31, 1999, we were required to present our financial statements using the constant currency method in accordance with Brazilian GAAP, which included restatement to constant purchasing power. In accordance with the discussion paper issued by the International Task Force of the American Institute of Certified Public Accountants (AICPA), as of January 1, 2000, Brazilian companies have been allowed to prepare their financial statements in accordance with Brazilian corporate law as the primary basis of accounting in filings with the U.S. Securities and Exchange Commission, or SEC.

     Until 1999, our consolidated financial statements were prepared in accordance with the constant currency method. However, for local reporting purposes, we prepared our consolidated financial statements in accordance with accounting practices promulgated by Brazilian corporate law, standards applicable to concessionaires of public telecommunications services, and accounting standards and procedures established by the CVM, which includes monetary restatement of permanent assets and shareholders’ equity through December 31, 1995.

     In order to conform the financial statements made available to our shareholders in the United States of America to the same basis used in the primary market in Brazil, effective from January 1, 2000, our management elected to change the presentation of our financial statements from Brazilian GAAP to Brazilian corporate law. Given that this change constitutes a change in the reporting currency, all prior periods presented have been restated to be in accordance with Brazilian corporate law and to facilitate comparability with subsequent periods.

    Brazilian Corporate Law and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with Brazilian corporate law, which differs in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See note 29 to our consolidated financial statements for a summary of the differences between the Brazilian corporate law accounting method and U.S. GAAP, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2001 and 2002, and net income for the three years ended December 31, 2000, 2001 and 2002.

     Brazilian corporate law is considered to be a comprehensive basis of GAAP, and it is used as the primary basis of reporting in Brazil. As described above, Brazilian corporate law does not allow for price-level accounting for periods after December 31, 1995. Under U.S. GAAP, inflation accounting continued until July 1, 1997, when Brazil was no longer considered to be a highly inflationary economy for U.S. GAAP purposes.

     The amortization of the restatement of fixed assets, which resulted from the inflation accounting in 1996 and 1997 is recognized in the reconciliation to U.S. GAAP, net of related deferred tax.

Minority Interests

     The portion of equity and net income attributable to shareholders other than those of the registrant is reflected as “minority interests” in our consolidated financial statements. At December 31, 2002, such minority shareholders owned 1.23% of the share capital of our subsidiary, Embratel. Institutional shareholders, including pension funds, hold approximately 30% of the minority interests in Embratel. These shareholders obtained their interests in Embratel in auctions held in April 1988, December 1991, and February 1997, whereby Companhia Vale do Rio Doce S.A., Banco do Brasil S.A. and Centrais Elétricas Brasileiras S.A., then state-owned companies that formerly held interests in Embratel, sold their interests to the public. The remainder of the minority interests is held by Companhia Brasileira de Liquidação e Custódia, a clearinghouse of the São Paulo Stock Exchange.

Back to Contents

FORWARD-LOOKING INFORMATION

     This annual report contains forward-looking statements. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets” and other similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed in this annual report, include those resulting from the following factors:

•	the short history of our operations as an independent, private-sector entity;

•	the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	the performance of the Brazilian economy generally;

•	the exchange rates between Brazilian and foreign currencies; and

•	the federal government’s telecommunications policy.

     Our actual results of operations may be different from our current expectations, and you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

     Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

     Certain terms are defined the first time that they are used in this annual report. Technical terms are defined in the “Technical Glossary” that begins on page 81.

Back to Contents

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.   KEY INFORMATION

A.  Selected financial data

     The information in this section should be read in conjunction with our consolidated financial statements, and the notes thereto, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Brazilian corporate law, which differs in certain respects from U.S. GAAP. See note 29 to our consolidated financial statements for a discussion of these differences. Such data as of December 31, 2001 and 2002 and for each of the three years ended December 31, 2002 have been derived from our audited consolidated financial statements, which appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and notes thereto and “Item 5. Operating and Financial Review and Prospects.” In addition, the following table presents selected financial data as of December 31, 1998, 1999, 2000, 2001 and 2002, and for each of the five years in the period ended December 31, 2002, which has been prepared in a manner consistent with the information set forth in the consolidated financial statements.

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(in thousands of Reais, except per share data)
STATEMENT OF OPERATIONS DATA:
Brazilian Corporate Law
Net operating revenue	$4,000,106	$5,183,927	$6,714,508	$7,460,956	$7,107,078
Cost of services(1)	(2,785,741)	(3,619,914)	(4,399,267)	(4,954,802)	(4,736,435)
Gross profit	1,214,365	1,564,013	2,315,241	2,506,154	2,370,643
Operating income (expenses):
Selling expenses	(180,176)	(425,895)	(795,470)	(1,579,596)	(1,076,085)
General and administrative expenses(2)	(398,194)	(444,091)	(697,487)	(987,958)	(1,109,119)
Other operating income (expenses), net	(577,244)	65,204	(12,250)	(2,951)	30,529
Operating income (loss) before interest	58,751	759,231	810,034	(64,351)	215,968
Interest income	245,854	326,956	203,106	192,457	519,193
Interest expense	(177,124)	(630,416)	(391,422)	(822,437)	(1,976,208)
Operating income (loss)	127,481	455,771	621,718	(694,331)	(1,241,047)
Operating income (loss) per thousand shares –
Basic and diluted
Common shares	0.38	1.37	1.87	(2.09)	(3.73)
Preferred shares	0.38	1.37	1.87	(2.09)	(3.73)
Extraordinary non-operating income –
ILL(3)	—	—	—	—	198,131
Non-operating income (expense)	(65,975)	(37,650)	111,224	(75,902)	10,989
Income (loss) before income taxes and
minority interest	61,506	418,121	732,942	(770,233)	(1,031,927)
Income tax and social contribution benefit
(expense)	63,585	(1,241)	(145,312)	222,088	414,196
Income (loss) before minority interest	125,091	416,880	587,630	(548,145)	(617,731)
Minority interest(4)	(1,513)	(5,249)	(10,540)	(5,526)	(8,611)
Net income (loss)	123,578	411,631	577,090	(553,671)	(626,342)

Back to Contents

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(in thousands of Reais, except per share data)
Net income (loss) per thousand shares –
Basic and diluted:
Common shares	0.37	1.24	1.73	(1.66)	(1.88)
Preferred shares	0.37	1.24	1.73	(1.66)	(1.88)

U.S. GAAP
Gross Revenues	5,123,234	6,680,342	8,928,691	10,055,068	9,223,094
Cost of services (including gross receipts taxes)	(3,908,869)	(5,116,329)	(6,613,450)	(7,548,914)	(6,852,451)
Operating income (loss)	447,275	808,268	857,673	(19,918)	433,233
Operating income (loss) per thousand shares –
Basic and diluted:
Common shares	1.36	2.42	2.58	(0.06)	1.30
Preferred shares	1.36	2.42	2.58	(0.06)	1.30
Net income (loss)	418,412	424,743	658,669	(464,250)	(677,860)
Net income (loss) per thousand shares –
Basic and diluted:
Common shares	1.27	1.28	1.98	(1.39)	(2.04)
Preferred shares	1.27	1.28	1.98	(1.39)	(2.04)

Weighted average number of shares
outstanding:
Common shares (thousands)	124,369,031	124,369,031	124,369,031	124,369,031	124,369,031
Preferred shares (thousands)	205,457,214	209,035,064	208,548,130	208,562,219	208,411,830
Cash dividend paid per thousand shares:
Common shares (in Reais)	—	—	0.4239	0.5674	—
Common shares (in U.S. dollars)(5)	—	—	0.2168	0.2446	—
Preferred shares (in Reais)	—	0.3830	0.4239	0.5674	—
Preferred shares (in U.S. dollars)(5)	—	0.2141	0.2168	0.2446	—

BALANCE SHEET DATA:
Brazilian Corporate Law
Property, plant and equipment, net	6,023,703	6,958,154	7,467,125	7,849,429	7,795,867
Total assets	8,527,507	9,653,467	11,762,357	12,458,076	12,845,608
Loans and financing – current portion	155,088	602,235	881,899	1,079,953	2,566,482
Loans and financing – non-current portion	511,085	878,661	1,364,390	2,648,157	2,325,453
Net assets	5,510,581	5,717,988	6,082,170	5,346,672	4,719,793
Capital share	5,256,609	5,069,414	2,134,427	2,273,913	2,273,913
Quantity of outstanding shares (thousands)	334,399,028	332,914,228	332,919,028	332,932,361	332,629,361
U.S. GAAP
Property, plant and equipment, net	6,286,183	7,235,693	7,862,919	8,410,021	8,322,918
Total assets	8,998,963	10,106,562	12,251,542	13,119,401	13,858,778
Loans and financing – current portion	638,044	1,206,005	881,899	1,079,953	2,975,241
Loans and financing – non-current portion	28,129	274,891	1,364,390	2,648,157	2,416,053
Net assets	5,637,273	5,787,147	6,279,877	5,755,091	5,076,697
Capital share	5,256,609	5,069,414	2,134,427	2,273,913	2,273,913
Quantity of outstanding shares (thousands)	334,399,028	332,914,228	332,919,028	332,932,361	332,629,361

(1)	Cost of services is presented in accordance with Brazilian corporate law and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Results of operations for the years ended December 31, 2000, 2001 and 2002.”

(2)	Employees’ profit sharing expense was reallocated to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before interest, operating income (loss) and income

Back to Contents

(loss) before income taxes and minority interest for the periods ended December 31, 1998, 1999, 2000 and 2001 also reflect such reallocations.

(3)	Extraordinary non-operating income – ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in force. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this decision on the issue, we sought a tax credit to the court in 1999 and received the final decision affirming the tax credit in 2002. See note 10 to our consolidated financial statements.

(4)	Minority interests represent the portion of net income attributable to shareholders other than the registrant.

(5)	Calculated using exchange rate of Reais per U.S. dollar at period end. See “— Exchange Rates.”

(6)	Includes net book value of R$56.4 million for capital leases in 2002. In 2001, the company was accruing the contracts only for U.S. GAAP purposes. Net book value for December 31, 2001 was R$38.3 million. For Brazilian corporate law purposes in 2001 the amounts were expensed as incurred. See note 15.a.2. to our consolidated financial statements.

Exchange Rates

     The following table sets forth the period-end average, high and low noon buying rate, expressed in Reais per U.S. dollar for the periods indicated.

	Exchange Rates of Nominal Reais Per U.S. dollar

Period	High	Low	Average	Period End

1998	1.209	1.117	1.161	1.209
1999	2.165	1.208	1.816	1.789
2000	1.985	1.723	1.830	1.955
2001	2.800	1.935	2.368	2.320
2002	3.955	2.271	2.921	3.533
January 2003	3.662	3.276	3.438	3.526
February 2003	3.658	3.493	3.591	3.563
March 2003	3.564	3.353	3.447	3.353
April 2003	3.336	2.890	3.119	2.890
May 2003	3.028	2.865	2.956	2.966
June 2003 (as of June 23, 2003)	2.978	2.849	2.887	2.879

Source: Central Bank of Brazil

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

     You should consider the following risks with respect to an investment in our company and investments in Brazilian corporations that are not normally associated with investments in the securities of issuers in the United States and other jurisdictions.

Risk Factors Relating to Embratel and the Brazilian Telecommunications Industry

  The Brazilian telecommunications regulatory environment is uncertain.

     The adoption of telecommunications regulations and the privatization of the Telebrás System in 1997 have led to broad changes in the operating, regulatory and competitive environment for Brazilian telecommunications.

Back to Contents

     The changes include:

     •   establishment of an independent regulator: Agência Nacional de Telecomunicações – Anatel;

     •   development of comprehensive regulation of the telecommunications sector;

     •   sale of a controlling interest in the companies of the Telebrás System to private investors; and

     •   introduction of competition in the provision of all telecommunications services.

     All of these developments have materially affected us and the other telecommunications companies, and we cannot predict the effects of further regulatory changes on our business, financial condition, results of operations or prospects. In reviewing historical information and in evaluating our future financial and operating performance, you must consider carefully the extensive changes in the structure and regulation of our industry.

The concessions granted by Anatel that allow us to provide telecommunications services expire in 2005 and we cannot be sure that it will be renewed.

     In Brazil, companies wishing to offer telecommunications services to consumers are required to obtain a concession from Anatel. Concessions to Embratel have been granted until 2005, subject to certain obligations, with the possibility of renewal for an additional 20 years. Our business relies on such concessions, and revocation will result in severe adverse effects on us and our financial condition. Although we are confident that Anatel will renew our concession, we cannot be certain that the concession will be renewed.

We are obligated to meet certain quality of service goals and maintain quality of service standards. Failure to meet such obligations can result in fines.

     We are obligated by Anatel to meet certain quality of service goals, including, for example, minimum call completion rates, maximum busy circuit rates, operator availability and responsiveness to repair requests. Failure to meet quality of service obligations can result and has resulted in the imposition of fines by Anatel and other governmental entities. Our ability to meet these goals can be impeded by factors beyond our control and we cannot assure you that we will meet these goals in the future or that we will not be fined in the future.

We operate in a highly competitive industry with participants that have significant resources and existing customers, which could intensify price competition and limit our ability to increase our market share.

     If we are unable to compete effectively against our competitors, it could lead to price reductions, lower revenue, underutilization of our services, reduced operating margins and loss of market share. Some of our competitors in certain markets where we operate have, and some potential competitors may have, competitive advantages including the following:

     •   greater presence, brand awareness, infrastructure and capilarity;

     •   networks directly connected to each home and businesses;

     •   greater financial, technical, marketing and other resources;

     •   significantly lower interconnection costs with other networks; and

     •   well-established relationships with customers.

The industry in which we conduct our business is subject to rapid technological changes and such changes could have a material adverse effect on our ability to provide competitive services.

     The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new

Back to Contents

products and technologies may reduce the prices for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, and may consequently reduce the revenues generated by our products and services and require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively.

   We are subject to regulatory limitations on most of the prices we can charge our customers.

     Rates for most of the telecommunications services provided by us are subject to final approval by Anatel, to which we submit requests for rate adjustments. Concessions to the regional fixed-line companies and Embratel provide for a price-cap mechanism to set and adjust rates on an annual basis. We are subject to comprehensive regulations that limit our ability to set tariffs for our services. Such regulations may limit our ability to respond to potential or actual competition.

     Under Brazil’s telecommunications regulatory framework, telecommunications companies have the ability to set their own tariffs beginning three years after privatization if there is effective competition in the market. In light of existing competition in the long distance market, we filed on May 15, 2002 a request with Anatel for permission to set our tariffs. However, we are still not certain whether Anatel will approve our request.

We must successfully implement our business plan, but factors beyond our control may prevent us from doing so, which could have a material adverse effect on our business.

     Our ability to increase our revenues and maintain our position as a leading Brazilian provider of advanced telecommunications and Internet services will depend in large part on the successful, timely and cost-effective completion of our business plan.

     Factors that could affect the timing of the completion of our business plan include our ability to:

•	manage adverse regulatory changes;

•	cope with price wars;

•	maintain our access to capital in times of adverse macroeconomic changes;

•	enter into necessary contracts with third parties;

•	manage costs; and

•	attract and retain highly skilled and qualified personnel.

   We are exposed to special risks in connection with our international call services.

     Revenues from international service also reflect payments under approximately 268 bilateral agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. Various factors, including unauthorized international traffic (commonly known as bypass), could affect the amount of net settlement payments from U.S. or other international carriers to us in future years. These include increases in the proportion of outgoing to incoming calls. Calls originated by U.S. carriers currently exceed calls we originate.

   Our controlling shareholder may be able to take actions that do not reflect the best interests of our other shareholders.

     As of December 31, 2002, WorldCom, through its affiliates, owned 51.8% of our voting shares. As a result, WorldCom is able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of

Back to Contents

Brazilian law, the payment of dividends and the disposition of assets. See also “Item 6. Directors, Senior Management and Employees” and “Item 7. Major Shareholders and Related Party Transactions.” Our relationship with WorldCom provides us with certain competitive advantages obtained through technology transfer and a management agreement as a result of WorldCom’s experience in the telecommunications business. WorldCom also provides us with increased negotiating power through alliances with other affiliates, as well as access to technology, product research and development and purchasing power.

     On July 21, 2002, WorldCom filed for protection from its creditors under the provisions of Chapter 11 of the U.S. Bankruptcy Code, after it disclosed that it had not reported in accordance with generally accepted accounting principles charges, now in an aggregate amount of more than US$11 billion, on its financial statements during the years from 2000 through the first quarter of 2002. WorldCom disclosed that it intends to restate and re-issue its financial statements for these years and announced on March 13, 2003 that it will write down its assets by US$79.8 billion, consisting of US$45 billion of goodwill and US$34.8 billion in fixed assets. WorldCom filed its plan of reorganization with the bankruptcy court on April 14, 2003, and on the same day it announced that it will carry on its business under the MCI brand.

     On May 22, 2003, the court approved the plan to be sent to its creditors for a vote.

     On June 26, 2002, the SEC announced that it had filed charges against WorldCom, alleging violations of antifraud and reporting provisions of the U.S. federal securities laws. On November 26, 2002, WorldCom announced that it had agreed to settle its civil lawsuit with the SEC and has consented to a permanent injunction that will resolve claims brought by the SEC’s suit regarding the company’s past accounting practices. On May 19, 2003, WorldCom and the SEC submitted a settlement agreement to the U.S. District Court for approval pursuant to which WorldCom has agreed to pay US$500 million in fines to be distributed to investors. We cannot assure you that developments at or any actions by our controlling shareholder will not have a material adverse effect on the price of our preferred shares or ADSs or our financial conditions and results of operations.

   We are parties to various legal proceedings.

     We are parties to various legal proceedings. Our management believes that such actions, if decided adversely to us, would have a material adverse impact on our business, financial condition and results of operations. Some of these legal proceedings are with respect to:

•	the Breakup of Telebrás;

•	foreign source operating income;

•	withholding tax on remittances to foreign telecommunications companies;

•	Contribuição para Financiamento da Seguridade Social (COFINS), a federal social contribution charge;

•	COFINS levied on inbound traffic;

•	Programa de Integração Social (PIS) credits raised in accordance with the rules issued by the Superior Tribunal of Justice not accepted by the Federal Revenue Agency;

•	Imposto sobre Circulação de Mercadorias e Serviços (ICMS) tax on international outbound traffic and bundled services;

•	legal proceedings against Telebrás; and

•	legal proceedings initiated by Anatel against us.

     See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for a detailed discussion of these proceedings.

Back to Contents

Risks Relating to Our Preferred Shares and ADSs.

   The ADSs generally do not give you voting rights.

     Our American Depositary Shares, or ADSs, represent preferred shares of Embratel Participações. Under Brazilian law, holders of preferred shares generally do not have the right to vote at our shareholder meetings. Our preferred shares do not entitle the holder to vote at such shareholders’ meetings, except under specific circumstances. See “Item 10. Additional Information—Voting Rights” for further information on this subject.

   The preferred shares and ADSs do not entitle you to a fixed dividend.

     Under Brazilian corporate law and our by-laws, unless our board of directors decides otherwise, we must pay our shareholders a mandatory distribution equal to 25% of our net income as adjusted for this purpose. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether our board of directors exercises its discretion subject to shareholder ratification to suspend these payments. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Distribution Policy and Dividends” for a more detailed discussion of mandatory distributions.

   You might be unable to exercise preemptive rights with respect to the preferred shares.

     In the event of a capital increase, which would result in reducing the proportion of capital represented by preferred shares, preferred shareholders have preemptive rights to subscribe to preferred shares in proportion to their shareholdings to the extent necessary to prevent dilution of their interest in our company.

     ADS holders may not be able to exercise preemptive rights relating to the preferred shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, or the Securities Act, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and therefore, we cannot assure you that any such registration statement will be filed. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary of the ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse.

   If you exchange the ADSs for preferred shares, you risk losing certain foreign currency remittances and Brazilian tax advantages.

     The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Resolution 2,689 of the Central Bank of Brazil dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. We cannot assure you that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to your investment in the ADSs may not be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10. Additional Information—Taxation—Brazil.”

   The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you.

     Investing in securities, such as the preferred shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

Back to Contents

     Investments involving risks relating to Brazil, such as investments in ADSs, are generally considered speculative in nature and are subject to certain economic and political risks, such as:

•	changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, with respect to their investments; and

•	restrictions on foreign investment and on repatriation of capital invested.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The São Paulo Stock Exchange—BOVESPA, the only Brazilian stock exchange, had a market capitalization of approximately US$124.0 billion as of December 31, 2002 and an average daily trading volume of approximately US$197.9 million for 2002. In comparison, the NYSE had a market capitalization of US$9.4 trillion as of December 31, 2002 and an average daily trading volume of approximately US$40.9 billion for 2002.

     There is also signifiantly greater concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 48.6% of the aggregate market capitalization of the São Paulo Stock Exchange as of December 31, 2002. The top ten stocks in terms of trading volume accounted for approximately 56.5% of all shares traded on the São Paulo Stock Exchange in 2002.

If we were treated as a passive foreign investment company, a U.S. holder of ADSs would be subject to disadvantageous rules under the U.S. tax laws.

     If we are characterized as a passive foreign investment company, or PFIC, in any year, U.S. holders of ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we were a PFIC in 2002, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus may be subject to change. For a description of the PFIC rules, see “Item 10. Additional Information—Taxation—United States.”

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The government’s actions to control inflation and other policies have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy involving tariffs and exchange controls, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	price instability;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Back to Contents

The Brazilian government’s actions to maintain economic stability and public speculation about possible future actions may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Brazil has historically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation, has had significant negative effects on the Brazilian economy in general. Beginning in December 1993, the Brazilian government introduced an economic stabilization plan called the Real Plan. The primary objectives of the Real Plan were to reduce inflation and build a foundation for sustained economic growth.

     On July 1, 1994, the Brazilian government introduced the new currency, the real. Since the introduction of the real, Brazil’s inflation rate has been substantially lower than in previous periods. The annual rates of inflation, as measured by the National Consumer Price Index, or Índice Nacional de Preços ao Consumidor, were:

Year	Rate of Inflation

1993	2,489.1%
1994	929.3%
1995	22.0%
1996	9.1%
1997	4.3%
1998	2.5%
1999	8.4%
2000	5.3%
2001	9.4%
2002	14.7%

     Brazil may experience high levels of inflation in the future. We cannot assure you that recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. Accordingly, periods of substantial inflation may in the future have material adverse effects on the Brazilian economy, the Brazilian financial markets and on our business, financial condition and results of operations.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect our financial condition and results of operations and, consequently, the market value of the preferred shares and ADSs.

     As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     Devaluations of the real and continued currency instability could affect our ability to meet our foreign currency obligations in the future and result in a monetary loss relating to this indebtedness. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information about our hedging policy. In addition, fluctuations in the value of the real relative to the U.S. dollar can affect the market value of the ADSs. Devaluation may reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the preferred shares and the ADSs.

   Brazil has a newly-elected government.

     Presidential elections were held in Brazil in 2002. Over the past eight years our government has strengthened democratic institutions and improved economic fundamentals. The newly-elected government has largely continued the economic policies of the previous government; however, we cannot provide assurances that the new government

Back to Contents

will not change policies in a way that undermines investor confidence and/or adversely affects our operations and/or the price of our preferred shares and ADSs.

     The market’s perception of the risk of investing in Brazil as measured by the spread-over-U.S. treasuries on the Brazilian sovereign debt C-bonds, has improved since the beginning of 2003 due at least in part to the lessening of uncertainties associated with the economic policies to be followed by Brazil’s new president. However, there is no assurance that the perception of the risk of investing in Brazil will remain at current levels or continue to drop.

The pending tax reform in Brazil may result in an increased tax burden upon us, with adverse effects on our financial condition and results of operations.

     The Brazilian government has proposed broad tax reform bills, mainly designed to reduce the public deficit through a tax increase. It is anticipated that the tax reform will include, for example, the creation of a value-added tax on goods and services which would replace six existing taxes:

•	Contribuição Social sobre o Lucro Líquido (CSLL), a social contribution tax on profits;

•	Imposto sobre Produtos Industrializados (IPI), a federal tax on industrial products;

•	PIS, a social contribution tax on salaries;

•	COFINS, a social contribution tax on gross revenues (operating and financial);

•	ICMS, a state tax on the circulation of goods and services; and

•	Imposto sobre Serviços (ISS), a municipal tax on services.

     In addition, on June 12, 2002, Constitutional Amendment No. 37/2002 extended Contribuição Provisória sobre Movimentações Financeiras (CPMF), a temporary tax on financial transactions, until 2004. The CPMF rate will be levied at 0.38% until December 31, 2003, and will be reduced to 0.08% in 2004, in accordance with this amendment. See “Item 4. Information on the Company—Business Overview—Taxes on Telecommunications Services.” Although there can be no assurance regarding the outcome of this proposed tax reform in Brazil, it may subject us to taxes higher than the ones to which we are currently subject, with adverse effects on our business, financial condition and results of operations.

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on, and the proceeds of any sale of, the preferred shares.

     The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors, such as yourself, of proceeds from your investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

     Government restrictions on capital outflow may hinder or prevent the custodian of our preferred shares in Brazil, or you if you have exchanged your ADSs for the underlying preferred shares, from converting the proceeds relating to the preferred shares into U.S. dollars and remitting those proceeds abroad. You could be adversely affected by delays in obtaining any required governmental approval for conversion of Brazilian currency payments and remittances abroad in respect of the preferred shares underlying the ADSs. In addition, the Brazilian government may institute a more restrictive exchange control policy in the future. See “Item 10. Additional Information—Taxation—Brazil.”

Our creditors may be unable to attach certain of our assets to secure a judgment.

     Brazilian courts will not enforce any attachment with respect to property located in Brazil and determined by the court to be dedicated to the provision of essential public services. A substantial portion of our assets may be considered to be dedicated to the provision of an essential public service. If a Brazilian court were to make such a

Back to Contents

determination with respect to certain of our assets, those assets would not be subject to attachment, execution or other legal process and our creditors may not be able to realize a judgment against our assets.

Developments in other emerging market countries may affect the Brazilian securities markets.

     Developments in other emerging markets, including Latin America, may adversely affect the market price of our preferred shares and ADSs.

     Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors’ perception of economic conditions in Brazil.

     For example, in 2001, after prolonged periods of recession and political instability, Argentina announced that it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed U.S. dollar-peso exchange rate and allowed its currency to float. The Argentine peso experienced an approximate 70% devaluation against the U.S. dollar in 2002.

     Crises in Argentina and other Latin America countries have and may continue to affect the perception of risk in Brazil by foreign investors and impact the volatility in market prices for Brazilian securities. These types of events may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need. Accordingly, adverse developments in other emerging market countries could lead to a reduction in the demand for, and market price of, our preferred shares and ADSs.

Our financial statements may not give you the same information as financial statements prepared under U.S. accounting rules.

     Publicly available information about public companies in Brazil is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. We prepare our consolidated financial statements in accordance with Brazilian corporate law, which differs in significant respects from U.S. GAAP. See note 29 to our consolidated financial statements.

Risk of error in forward-looking statements.

     All statements in this annual report that are not clearly historical in nature are forward-looking. Examples of forward-looking statements include:

•	statements concerning our operations and prospects;

•	the expected size of growth in the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services; and

Back to Contents

•	other statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

     These forward-looking statements are uncertain, and we cannot assure you that any such statements will prove to be correct. Actual results and developments may be materially different from those expressed or implied by such statements. You should carefully review the other risk factors set forth in this section for a discussion of factors that could result in any of these forward-looking statements proving to be inaccurate.

ITEM 4.   INFORMATION ON THE COMPANY

A.  History and Development of the Company

   The Telebrás System, the Regulatory Reform and the Privatization

     Until 1972, more than 900 independent companies provided telephone services in Brazil. Between 1972 and 1975, Telecomunicações Brasileiras S.A.—Telebrás, a company controlled by the federal government, acquired almost all the telephone companies in Brazil, constituting the “Telebrás System.”

     Embratel was one of Telebrás’ subsidiaries and owned and operated all of the interstate and international telephone transmission facilities in Brazil at that time. Through the remaining 27 operating subsidiaries, Telebrás was the principal provider of local and intrastate telecommunications service and the leading provider of cellular mobile telephone service. The Telebrás System also provided telecommunications-related services such as data communication, sound and image transmission and other value-added services throughout Brazil.

     On July 16, 1997, the federal Congress adopted Law No. 9,472, the Lei Geral de Telecomunicações, or the Telecommunications Law, which established an independent regulatory agency called Agência Nacional de Telecomunicações, or Anatel, and provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

     On January 30, 1998, in preparation for the privatization, each of the operating subsidiaries, other than Embratel and Companhia Telefônica da Borda do Campo—CTBC, spun off its cellular telephone operations into a separate company. On April 2, 1998, the Presidential Decree No. 2,534, known as General Grant Plan, or Plano Geral de Outorgas, divided the Brazilian states into three regions. The Telebrás companies, which provided services in each of these regions, were grouped under three holding companies, known as the Teles. Embratel Participações S.A. is the fourth holding company, and was created to control our operating company Embratel and to provide national and international long distance services for all of Brazil. On June 2, 1998, the operating companies were granted concessions to provide local and intra-regional long-distance services within one of the three regions. On the same date, we were granted concessions to provide all types of domestic long-distance services (intra-state, intra-regional and inter-regional) and international long-distance services. On July 29, 1998, the federal government sold all of its shares in the privatization and, consequently, the control of the twelve New Holding Companies. WorldCom, Inc. (then MCI Communications Corporation), through its subsidiary, Startel Participações Ltda., acquired a controlling shareholder’s interest in our company for R$2.65 billion.

     Following the privatization of the Telebrás System, Anatel auctioned:

•	licenses for the provision of local and intra-regional long-distance telephone service in each of the three regions (six licenses in total: three local and three intra-regional long-distance); and

•	licenses for the provision of intra-regional, inter-regional and international long-distance telephone service (one for intra-regional and inter-regional services and one for international services).

These licenses are commonly known as “mirror” licenses since they refer to the same geographical area and services of the then existing concessions.

Back to Contents

     Since the opening of the Brazilian telecommunications market in January 1, 2002, Anatel is authorized to grant an unlimited number of licenses for the provision of any type of telecommunications service. The most significant licenses granted by Anatel to date are:

•	local license in Regions I (Southeast/northeast Brazil), II (São Paulo state) and III (Central/southern Brazil) to Embratel;

•	local license in Regions II and III and long distance license in Region I to our competitor, Telemar; and

•	local license in Regions I and II and national long distance to our competitor, Telefónica S.A. (Telefónica).

   The Company

     Embratel Participações S.A. is one of the New Holding Companies formed on May 22, 1998 as part of the Breakup of Telebrás. Embratel was founded in 1965 to provide domestic and international long-distance telephone service and was the only provider of such services in Brazil until January 23, 2000. Our business consists principally of providing domestic long-distance, Internet, data and international communication services in Brazil to businesses and consumers. Our service products include high-speed data transmission, Internet, frame relay, satellite and packet-switched data communication, toll-free service and switched and dedicated long-distance service. Beginning in 2002, we also provide local telephony services in major cities around Brazil.

     We operate under a domestic long-distance concession and an international concession, known as the Concession, granted by Anatel on June 2, 1998. Our Concession has been granted under the public regime. For a description of the public regime, see “Concessions and Authorizations” below. Together with the three regional fixed-line companies, we are one of four companies in Brazil operating under public regime concessions. Under the public regime, we are required to perform certain obligations, including principally obligations concerning the continuous provision of service throughout the country, referred to in this annual report as universal service, quality of service, and network expansion and modernization. If certain of these obligations are not met, Anatel has the power to impose penalties, including the revocation of our Concession. See “—Business Overview—Regulation of the Brazilian Telecommunications Industry—Regulatory Agency—Anatel.”

     Our network consists of the largest long distance telecommunications network in Latin America providing both national and international connections to thousands of businesses. The network connects all of the regional fixed-line and cellular operators throughout Brazil. We are the main provider of high-speed data transmission and Internet in Brazil, utilizing the largest network of broadband fiber optic transmission systems. The domestic long-distance and international transmission facilities extend to all 26 states of Brazil and the Federal District. Following the privatization, the competitive environment in which we operated changed. We now face new competitors and are authorized to offer certain services, which we were previously prohibited from offering. Anatel issued two new licenses to a single new entrant for the provision of inter-regional long-distance and international long-distance service in competition with us. In addition, Anatel authorized us to compete with the three regional fixed-line companies in the provision of full intra-regional long-distance service within their regions, including the provision of certain services that had exclusively been provided by the fixed-line companies. See “—Business Overview—Competition” and “—Business Overview—Regulation of the Brazilian Telecommunications Industry—Regulatory Agency—Anatel.”

     Our headquarters are located at Rua Regente Feijó, 166, Sala 1687-B, Rio de Janeiro, RJ, 20060-060, Brazil and our telephone number is 55-21-2121-6474.

   Capital Expenditures

     Our priorities include implementing the last mile access network to directly link our corporate clients to Embratel’s long distance network, adding intelligence to our switching systems to support advanced services and enhancing flexibility in the billing, collections, network and management systems. In particular, we give high priority to capital projects that bring us closer to our corporate clients. In 2002, we began offering local service to our top corporate clients, which expanded our product portfolio and allows us to position ourselves as a full service

Back to Contents

provider without relying on the local fixed-line operators, thereby reducing the costs of connecting clients to our network, i.e., our interconnection costs. Also, we implemented several projects related to billing, call management and improvements in collection systems.

     We incurred capital expenditures of R$1.03 billion in 2002, compared to R$1.47 billion during 2001. We estimate that capital expenditures for 2003 will be approximately R$1 billion, virtually all of which is expected to be funded with internally generated funds from operations.

     In 2002, our subsidiary, Star One S.A. signed an agreement for construction of the satellite “C-1”. The cost of the project to Star One, S.A. is approximately equivalent to US$126.1 million. Star One made a 15% downpayment on the estimated project cost in 2002. The project is expected to be concluded in 2005. See note 15.c in the consolidated financial statements.

     The following table sets forth our capital expenditures for the years 2000, 2001 and 2002:

	Year Ended December 31,

	2000	2001	2002

	(in millions of Reais)
Local infrastructure and access	299	397	255
Network infrastructure	452	255	101
Data and Internet service	256	290	348
Other	413	523	331

Total capital expenditures	1,420	1,465	1,035

B.	Business Overview

     Our business is divided into two segments: telecommunications and space.

Telecommunications Segment

     Our telecommunications segment consists principally of providing local, domestic long-distance, Internet, data and international communication services in Brazil to businesses and consumers. Our service products include high-speed data transmission, Internet, frame relay, satellite and packet-switched data communication, toll-free service and switched and dedicated long-distance service.

   Domestic Long-Distance Service

     We provide domestic long-distance telephone service, including intra-regional and inter-regional long-distance telephone service, throughout Brazil. Before July 3, 1999, we were the exclusive provider of inter-state long-distance service under Brazilian law. Under the regulatory regime in effect before the Breakup and privatization, each cellular and fixed-line company generally operated within one of the 26 states of Brazil or the Federal District, and we had the exclusive right to carry calls between any two cellular or fixed-line companies. Two of the three fixed-line regions encompass several states. On July 3, 1999, the fixed-line operators began to provide inter-state telephone services within their regions. Meanwhile, we were authorized to provide long-distance services within the states, which we did not provide prior to that date. We rely upon the fixed-line telephone companies and the cellular operators to carry most calls between end users and our network. The fixed-line telephone companies and the cellular operators, which previously were our affiliates, are now our competitors. During 2002, Anatel authorized two of the three fixed-line telephony companies to provide inter-regional services.

     Our domestic net long-distance telephone service accounted for 58.4%, 61.1% and 61.3% of our total net operating revenues in 2000, 2001 and 2002, respectively.

     Since 2000, the Breakup and privatization, our domestic long-distance telephone service has consisted of (i) inter-regional long-distance telephone service and (ii) intra-regional long-distance telephone service.

Back to Contents

     Inter-regional long-distance telephone service consists of all calls that originate within one of the three fixed-line regions and terminate in another of the three fixed-line regions, and all calls carried by us that originate in one cellular region and terminate in another cellular region. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations.”

     Intra-regional long-distance telephone service consists of all calls that originate in one local calling area within a fixed-line region and terminate in another local calling area within the same fixed-line region. A local calling area is generally equivalent to a municipality, and there are usually several local calling areas within an area code. Since July 3, 1999, we have been authorized to provide intra-state long-distance telephone service, which is a part of intra-regional service. This represents an extension of the service we may offer, since we were previously restricted to providing inter-state long-distance service. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations.”

   International Long-Distance Services

     Until 1999, we were the sole provider of international long-distance telephone services in Brazil. In 1999, Anatel licensed a new entrant, Intelig, to provide such services in competition with us. Intelig began operations on January 23, 2000. During 2002, Anatel authorized two of the three fixed-line telephony companies to provide international services. Our international long-distance telephone services generated 14.5%, 11.5% and 9.4% of our total net operating revenues during 2000, 2001 and 2002, respectively.

     Revenues generated by international long-distance telephone services are primarily derived from (1) other international telecommunications operators for incoming calls carried through our network in Brazil and (2) charges for international outgoing calls originating in Brazil. We must pay a portion of our revenues received from the regional fixed-line and cellular operators for international outgoing calls to other international operators on whose networks such calls are carried outside of Brazil.

     For a description of the new model for the division of revenues between us and the regional fixed-line operators, see “—Rate Regulation.”

   Data Communication Services

     We provide data communication services, including leased high-speed data communication service, satellite data communication, Internet services, packet-switched data communication, frame relay and message-handling systems. Data communication services accounted for approximately 23.9%, 24.3% and 25.8% of our total net operating revenues in 2000, 2001 and 2002, respectively. We own our microwave and fiber optic data transmission network. The packet-switched networks of the regional fixed-line companies, which are low-speed, are connected to our low-speed network. We also own metropolitan area fiber-optic networks in major cities with high access capacity to clients and are expanding our fiber-optic network throughout Brazil in order to increase the quality of services currently provided. We also use our satellite system to provide additional data communication services.

     The three principal customer groups that use our data communication services are financial institutions, governmental entities and large corporations. Financial institutions primarily use such services for banking operations, telecommuting and inter-office communication. Governmental entities primarily use such services for data processing, legal and other databases, and voice, data and image integration. Large corporations primarily use such services for e-mail, data processing, voice, data and image integration, billing and administration.

   Other Services

     In addition to telephone and data communication services, we provide other services, including text, telex, sound and image transmission and mobile satellite and maritime communications. The net amounts of these additional services accounted for 3.2%, 3.1% and 3.5% of our total net operating revenues in 2000, 2001 and 2002, respectively.

Back to Contents

   Local Services

     On August 16, 2002, Anatel granted Embratel an authorization to provide local telephony services in all regions in Brazil. These services became operational in a small number of cities in the fourth quarter of 2002, representing a net operating revenue of 0.2% of the total 2002 net operating revenue.

   Subsequent Events

     On March 31, 2003, we entered into an outsourcing contract with IBM Brasil for a term of ten (10) years. The contract amount is R$828 million payable over thirteen (13) installment payments. Under the contract IBM Brasil will provide Help Desk, Field Service, network, Intranet and Extranet technical support, software inventory distribution, and other technical and IT support services.

Space Segment

     Our space segment consists principally of Star One S.A., which is a company incorporated by our subsidiary, Embratel, on November 1, 2000, to carry out our satellite operations. We transferred to Star One the rights and obligations related to the space segment services, as well as the rights and obligations related to the insurance contracts of the satellites, which were used to subscribe to the capital of Star One.

     Star One is a leading provider of satellite transponder capacity in Brazil. This capacity is leased to customers for:

•	network services;

•	up-link trunking; and

•	entertainment broadcasting

     This segment’s principal customers include television broadcasters, cable operators, telecommunications service providers and financial institutions. A significant amount of our capacity in this segment is leased directly to our telecommunications segment. Our telecommunications segment utilizes this capacity, together with equipment and software, for the provision of certain data communications and other services to our customers.

     On June 6, 2003, we signed the share purchase agreement to sell 100% of our shares in Intelsat Ltd. in the amount of R$118.1 million, to be received, resulting in a non-operating loss of R$18.5 million. As to that date, the outstanding balance of Intelsat was R$136.6 million. Intelsat Ltd. is a company which provides satellite services located in Washington D.C.

Taxes on Telecommunications Services

     The cost of all telecommunications services to the customer includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or the ICMS, which the Brazilian states impose at varying rates on revenues from the provision of domestic and international telecommunications services. The majority of Brazilian states impose a 25% tax rate, however, this rate varies from state to state.

     In September 1996, Complementary Law No. 87/96 was issued and provided rules for consistent imposition of ICMS. One of its provisions was to call for the abolishment of ICMS for outbound international calls. Based on an official interpretation of this law, the operating subsidiaries of Telebrás were instructed in November 1996 to stop collecting ICMS on outbound international telecommunications. Contrary to these instructions, some state tax agencies have assessed local fixed-line operators for collection of ICMS on international calls, including those companies for which the operators provided billing services. These billing arrangements ended as of December 31, 1999. From January 2000, Embratel began directly collecting ICMS at a rate applicable to each state, on international telecommunications, as a precautionary measure in order to avoid other assessments. We are unable to predict the outcome of the judicial decisions regarding the interpretation of Complementary Law No. 87/96.

Back to Contents

     In 2000, Complementary Law 87/96 was amended in order to restrict tax credits on fixed asset purchases. As a consequence those credits are recovered ratably over 48 months rather than in the month that the asset is purchased. Since we have significant capital spending, this restriction has had an adverse impact on our cash flow and has continuously increased the amount of deferred taxes benefit.

     Other taxes collected on revenues include two federal social contribution taxes, which are:

•	Programa de Integração Social – PIS; and

•	Contribuição para Financiamento da Seguridade Social – COFINS.

     Such charges have been applied at a rate of 3.65% (3.0% COFINS and 0.65% PIS) on all revenues since February 1, 1999. As of December 2002, the PIS contribution rate for most providers of goods and services increased to 1.65% and started to be collected on a value-added basis. However, revenues derived from telecommunications services are subject to a 0.65% rate and is not collected in accordance with the value-added system. Collection on a value-added basis is supposed to be implemented to COFINS in 2004. This may have an impact on us depending on the final form of the regulation.

     FUST and FUNTTEL Contributions. These two federal contributions, Fundo de Universalização dos Serviços de Telecomunicações (FUST) and Fundo de Desenvolvimento Tecnológico das Telecomunicações (FUNTTEL) are applicable to gross revenue from telecommunications services (not including data and other services), at a combined rate of 1.5% (1% FUST and 0.5% FUNTTEL). In accordance with the provisions that introduced FUST and FUNTTEL into law, these taxes cannot be collected from customers, and, as a consequence, are borne by us.

     Income Tax, or IRPJ, and Social Contribution, or CSLL, levied on inbound revenues. With respect to income tax levied upon inbound international calls, we currently pay income tax as well as social contribution on income from such calls as a precautionary measure, pending a judicial decision on this matter. See note 19 to our consolidated financial statements.

     IPI. IPI is a federal tax on industrial products that is imposed on us in connection with the acquisition of equipment from foreign suppliers. IPI rates vary with the nature of the equipment. The average rate applicable for telecommunications items acquired by Embratel is 15%.

     ISS. ISS is a municipal tax on services that we pay at an average rate of 5% with respect to various services rendered by us that are not subject to ICMS. ISS rates may vary amongst Brazilian municipalities, although currently ISS is not levied at a rate lower than 2%.

Billing Administration

     We have two core billing platforms. Standard voice products are billed through the Arbor Billing system of CSG Systems International, Inc. (previously Lucent Technologies). Advanced voice services, data and other services are being billed through our own proprietary billing system called Faturamento e Cobrança, or FTC.

     In the fourth quarter of 1999, we began directly billing and collecting payments from our domestic and international long-distance telephony customers on a trial basis. We then pay to fixed-line and cellular companies the applicable interconnection charges for such long-distance calls. See “—Rate Regulation.”

     We fully implemented this direct billing in the first quarter of 2000. Prior to that time, we did not directly bill standard voice services to our end-user customers. Instead, the fixed-line operators were obligated to provide billing and collection services at no cost to us. The regional fixed-line companies and the cellular companies billed customers for all domestic and international long-distance calls, collected payments from customers and transferred to us payments for all inter-regional, certain intra-regional and all international long-distance calls carried by us. All other telecommunications and related services provided by us, including toll-free service, have been and continue to be billed directly by us.

Back to Contents

     The process of implementing direct billing of traditional telephone services represented a major challenge and opportunity for us. It significantly changed the magnitude of the billing and customer service requirements. We moved from processing a monthly average of 70,000 invoices in 1999 to approximately 8 million invoices per month in 2000, and an average of 10 million invoices per month in 2001 and 2002.

     In addition to the increased volume of invoices, another one of the challenges we face is to maintain up-to-date customer data for the subscribers of the fixed-line companies. Since callers select the long-distance operator on a call-by-call basis, we started operations without a direct customer database and had to rely on information provided by our competitors, the fixed-line companies, who were required to provide it under Anatel regulation. Since 2000, the quality of our customer database has constantly improved, due to systems and process enhancements. We implemented a new Customer Data System (CDS) in early second quarter of 2003 that allows us to accelerate the processing of the information received from the local companies, reduce errors and better track errors if they do occur. In 2002, we implemented co-billing arrangements with three local operators, and approximately 11 million customers now have the ability to receive their long-distance bill through their local carrier. Embratel is one of the few carriers that offers a portfolio of payment options. Besides the traditional direct remittances and automatic debit, customers can pay their bills online, by credit card, or via co-billing.

Rates

   Rate Regulation and Policy

     Rates for most domestic and international long-distance switched fixed telephone services, or SFTS, that we provide are subject to the final approval of Anatel, to which we submit requests for rate adjustments.

     On June 2, 1998, when Anatel granted Concessions to the Telebrás System companies, it established initial price-caps based on the April and May 1997 rates. These initial price-caps may be adjusted on an annual basis under a formula contained in the Concession. On June 22, 1999, June 23, 2000, June 25, 2001 and July 7, 2002, we raised our tariffs pursuant to the formula with the approval of Anatel.

   Data Communication Prices

     Data communications services are not regulated and are subject to price competition. Data prices have been trending downward, and we expect this to continue.

   Domestic Long-Distance Rates

     Rates for domestic long-distance calls, including intra-regional long-distance and inter-regional long-distance, are computed on the basis of the time of day and day of the week when the calls are made, the call’s duration, the distance covered and whether special services, such as operator assistance, are used. The rates for domestic long-distance calls are established by Anatel and are uniform throughout Brazil. Domestic long-distance rates are divided into five distance and location components: 0 to 50 kilometers; 50 to 100 kilometers; 100 to 300 kilometers; over 300 kilometers; and special metropolitan area rates.

     Average domestic long-distance rates were increased in June 1999 by 5.5%, on June 23, 2000 by 11.9%, on June 25, 2001 by 7.76% and on July 7, 2002 by 5.02% according to the General Price Index—Annual Availability, or IGP-DI, pursuant to the formula for domestic long-distance rates prescribed in the concession agreement.

    The following table illustrates our domestic long-distance rates for the periods indicated.

	As of December 31,

	1998	1999	2000	2001	2002

	(in Reais)
Domestic long-distance rates(1):
0 to 50 km	0.32	0.34	0.41	0.48	0.55
50 to 100 km	0.54	0.56	0.68	0.80	0.91

Back to Contents

	As of December 31,

	1998	1999	2000	2001	2002

	(in Reais)
100 to 300 km	0.81	0.85	1.02	1.02	1.02
Over 300 km	1.08	1.13	1.18	1.18	1.18

(1)	Rates for a domestic long-distance call, three minutes in duration between the hours of 9 a.m. and 12 p.m. and between 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

     While these rates apply to most customers, we have developed a variety of promotional and customer retention programs since 2000. The majority of our customers for long-distance voice services are not “pre-subscribed.” In other words, they do not register with us as customers before we begin providing services to them. Each time they initiate a long-distance domestic or international call, they choose whether to use our services by dialing the “21” selection code or some other service provider by dialing another code. Our customer discount programs allow us to pre-establish the identity of our customers, thereby improving collections from such customers along with increasing customer loyalty and retention. These programs are designed to increase our market share and promote usage of the “21” selection code. Accordingly, customers may agree to a specific plan that provides discounts on the rates approved by Anatel.

   International Rates

     Rates charged for outgoing international calls vary depending on the time of day and day of the week when the calls are made, the call’s duration, the country of destination and whether special services, such as operator assistance, are used. Maximum rates for international long-distance service are established by Anatel and are uniform throughout Brazil. We have substantially reduced rates for outgoing international calls in recent years. This has been in part in response to considerable competition from companies outside Brazil known as telephone service resellers. Resellers provide customers with the number of an automated callback system located in a country with lower international rates, allowing calls to be charged outside of Brazil. In order to compete more effectively, we have reduced the cost of outgoing calls to levels similar to those charged by resellers. See “—Competition.”

     On June 22, 1999, the international rates were increased by 1.66%, adjusted on an annual basis as measured by the IGP-DI, pursuant to the formula applicable to international rates in our Concession, and on June 23, 2000, Anatel approved a rate increase of 3.74%. However, in 2001, the rates charged for calls to the United States decreased approximately 9%, and to Mercosur (Argentina, Chile, Paraguay and Uruguay), Germany, Spain, France, Italy, the United Kingdom, Switzerland and Japan, rates decreased approximately 10%. These decreases were a result of intense competition and the aggressive pricing policy of our competitors in the international long-distance market. In 2002, rates charged for the countries described above did not change, as shown in the table below.

     We have developed a variety of promotional and customer retention programs over the past two years for our international outbound customers. These programs are designed to increase usage of the “21” selection code for international calls. These represent discounts from the Anatel approved rates.

     The following table illustrates our international rates for the periods indicated. For 1998 and 1999 this table reflects the Anatel approved rates, not including promotional discounts. All other rates reflect promotional rates.

	As of December 31,

	1998(1)	1999(1)	2000(2)	2001(2)	2002(2)

	(in Reais)
International rates(3):
United States	3.21	3.26	2.10	1.92	1.92
Mercosur	4.50	4.57	2.97	2.67	2.67
Western Europe(4)	5.08	5.16	2.97	2.67	2.67

(1)	Anatel-approved rates.

Back to Contents

(2)	Promotional rates.

(3)	Rate for international calls, three minutes in duration between the hours of 5 a.m. and 8 p.m. on weekdays, net of value-added taxes.

(4)	Includes France, Germany, Italy, Spain, Switzerland and the United Kingdom.

     Revenues from international service also reflect payments under approximately 268 bilateral agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. These agreements set forth the settlement rates of payment from us to foreign carriers for the use of their facilities in connecting international calls billed in Brazil and from foreign carriers to us for the use of our facilities in connecting international calls billed abroad. The settlement rates under such agreements are negotiated with each foreign carrier. Settlements among carriers are normally made monthly on a net basis.

     The major bilateral agreements with carriers in the United States include American Telephone and Telegraph Company, or AT&T, Sprint International and subsidiaries of WorldCom. Our service agreement with AT&T has been in force since October 1, 1969, but the terms governing the amounts payable by each party have been renegotiated from time to time. The service agreements with the other United States carriers have similar terms. Amounts we are entitled to receive from United States carriers have historically exceeded amounts we have to pay to United States carriers in respect of international calls.

     Various factors could affect the amount of net settlement payments from United States carriers to us in future years. These include increases in the proportion of outgoing as opposed to incoming calls. Calls originated by United States carriers currently exceed calls originated by us. Net settlement payments from United States carriers could also be affected by decreases in the rates paid by such carriers.

     In April 1999, we initiated a program of price differentiation for incoming international calls to Brazil by offering different rates depending on the destination within Brazil. Calls to the Rio de Janeiro, São Paulo and Belo Horizonte areas were discounted by as much as 50% from the base rate. This program gave us greater flexibility in competing with other carriers. We continue to negotiate bilateral settlement agreements with major carriers based on traffic volume in order to promote mutual traffic commitments.

Network and Facilities

     We have the largest long-distance telecommunications network in Latin America providing both national and international connections to thousands of points throughout Brazil.

   Domestic Long-Distance and Data Network

     We are the main provider of high-speed data transmission and Internet service in Brazil, with the largest national network of broadband fiber-optic transmission systems. Our network has nationwide coverage with 28,868 kilometers of fiber cables comprising of 1,068,657 kilometers of optical fibers as of the end of 2002. In addition, we use a 100% digital switching system for voice and data and use packet-switched data communications, asynchronous transfer mode (ATM) and frame relay for data and Internet services. We have metropolitan digital fiber networks in the largest cities in Brazil with direct fiber or wireless connections to businesses. We are implementing lateral fiber extensions with commercial buildings connected to metropolitan rings, providing high quality direct connections. We continue to expand construction of metropolitan digital fiber optic networks to additional strategic cities with a high concentration of busi ness customers. We utilize digital microwave transmission systems in areas where installation of fiber cables is less cost effective. We also use satellites to provide services to remote locations within the country.

     The following table sets forth certain details regarding our domestic long-distance and data network:

	As of December 31,

Network Information	1999	2000	2001	2002

Urban fiber rings (fiber kilometers)	28,578	81,524	90,524	103,824
Optical fiber (fiber kilometers)	974,673	1,045,617	1,068,657	1,068,657
Long-distance Trunks	1,354,000	1,877,486	1,484,730	1,504,440

Back to Contents

     The decrease in the number of trunks in 2001 was due to the modernization of our switch network. Several old switch platforms that did not support centralized blocking of lines were replaced. As a result, the total number of installed trunks decreased while the performance of the network improved.

   International Network

     We provide international services primarily through the major international undersea cable systems, which link Brazil with key trading partners around the world. Embratel’s international submarine cable network reaches all continents through 28 different submarine cable systems. It includes Atlantis 2, which connects directly to Europe, Africa and Argentina, and Americas II which, together with Americas I, provides a high capacity link between Brazil and the United States. Atlantis 2 and Americas II, together with Columbus III that connects Europe to U.S., create the Embratel’s Optical Atlantic Ring with diversity for the traffic capacity and restoration routes among these systems. This ring is extended through other fiber optical submarine cable systems to Asia, the Middle East and Oceania. To enhance the network diversity we use some additional capacity in private cables. We have direct international network border connections via digital fiber-optic cables to Argentina, Uruguay, Paraguay and digital radio transmission to Bolivia. To complement and diversify our international network, increasing our global service capacity in a cost-effective way, we currently utilize leased satellite capacities from international satellite systems. The satellite channels are controlled and monitored through our two earth station complexes for international services, one located in Tangua (in the state of Rio de Janeiro) and one located in Morungaba (in the state of São Paulo). We have three international telephony digital switches in strategic locations and international data network platforms (Frame Relay, ATM and IPL), all with interconnection to the main international telecom companies to provide voice and data services worldwide.

   Satellite Infrastructure

     We currently own and operate a domestic earth station in Guaratiba, located in the state of Rio de Janeiro. This station, activated in 1985, accesses the Brasilsat A2, B1, B2, B3 and B4 satellites. These satellites cover the entire territory of Brazil, Argentina, Uruguay and Paraguay and were launched by Arianespace S.A. The satellites are maintained and monitored by us through the Guaratiba earth station.

Regulation of the Brazilian Telecommunications Industry

     In July 1997, the Brazilian Congress passed the Telecommunications Law, which became the main basis for regulation of the telecommunications sector. Anatel regulates our business, including the services we provide and the rates we charge for telecommunications services, pursuant to the Telecommunications Law, the Telecommunications Regulations and the Concessions and Authorizations.

   Regulatory Agency — Anatel

     The Telecommunications Law provides a framework for telecommunications regulation. Article 8 of the Telecommunications Law established Anatel to develop and enforce those regulations. The President of Brazil in Decree No. 2,338 of October 7, 1997, the Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree, set forth the specific functions of Anatel. Pursuant to the Telecommunications Law and the Anatel Decree, Anatel replaced the Ministry of Communications as the regulatory agency for the telecommunications sector. Anatel is an independent regulatory agency with its own funding and administration, and exists separately from the Ministry of Communications and other agencies of the Brazilian Government. However, Anatel maintains a close working relationship with the Ministry of Communications. Article 19, Section XXIX of the Telecommunications Law requires Anatel to submit an annual report summarizing its activities to the Ministry of Communications.

Back to Contents

     A five-member board of directors, headed by an executive president, manages Anatel. The President of Brazil, subject to approval by the Senate, nominates the directors of Anatel. Each director serves for a single fixed term of 5 years; directors may be reappointed. In order to further ensure Anatel’s independence, the first directors have been appointed for different terms, from 3 to 7 years, so that only one director’s mandate will expire per year, ensuring a staggered appointment of directors in the future. The directors may not exercise any other professional, business, union or political function (other than university professor), nor may they hold any significant direct or indirect interest in any company related to telecommunications.

     Anatel is financed through the Fundo de Fiscalização das Telecomunicações, known as Fistel. Fistel is a fund administered by Anatel and its funds are currently the sole source of financing for Anatel’s activities. Fistel receives the proceeds of, among others, a tax imposed on service providers and fees charged for concessions, permissions and authorizations.

     Anatel has the authority to propose and issue regulations that are legally binding on telecommunications services providers. Any proposed regulation of Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may ultimately be challenged in Brazilian courts.

   Concessions and Authorizations

     Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions and authorizations are granted for services in the public regime and services in the private regime, respectively. The public regime is differentiated from the private regime primarily by the obligations imposed on the companies in the public regime rather than the type of services offered by those companies. There are only four companies in the public regime, us and the three former Telebrás regional companies, known as the Telcos, that provide switched fixed telephone services, or SFTS. All other telecommunications companies, including other companies providing the same services as the four public regime companies, operate in the private regime.

     Fixed-line Services — Public Regime. The four service providers in the public regime, are the primary providers of the following SFTS to the general public: local, intra-regional long-distance, inter-regional long-distance and international long-distance. Each of these four companies holds concessions, as required by the Telecommunications Law. Each public regime concession is a specific grant of authority that allows the concessionaire to offer a specific type of SFTS and imposes certain obligations on the concessionaire concerning network expansion (universal service obligations) and continuity of service.

     Concessions for Embratel and the Telcos are granted until 2005, subject to certain obligations, with the possibility of full renewal for additional 20 years or revocation. The current concessions granted to the four companies in the public regime have not required payment of a fee. The companies are, however, required to pay renewal fees every two years after 2005 equal to 2% of annual net revenues from the provision of SFTS in the prior year (excluding taxes and social contributions) during the 20-year renewal period.

     Fixed-line Services — Private Regime. After privatization, authorizations were granted to new competitors wishing to offer SFTS services, including local, intra-regional long-distance, inter-regional long-distance and international long-distance, in the private regime. Authorizations will not be subject to the same obligations concerning network expansion (universal service obligations) and continuity of service to which concessionaires providing SFTS in the public regime are subject, although individual authorizations may contain certain related obligations.

   Obligations of Telecommunications Companies

     Providers of telecommunications services are subject to certain restrictions and obligations pursuant to applicable laws and regulations and their concessions and authorizations.

     Public Regime — Service Restrictions. The four providers of telecommunications services in the public regime are subject to a set of special restrictions regarding the services they may offer, contained in the General Grant Plan.

Back to Contents

Under the General Grant Plan, before December 31, 2001, we were prohibited from offering local SFTS or other telecommunications services not covered by our authorizations, and the Telcos were prohibited from offering inter-regional long-distance and international SFTS or other telecommunications services not covered by their authorizations, unless we fulfilled the universal service and network expansion obligations as described below.

     Public Regime — Universal Service and Network Expansion Obligations. The Grant Plan provided certain incentives to encourage us and the Telcos to fulfill, before December 31, 2003, individual universal service and network expansion obligations according to the Plano Geral de Metas de Universalização, known as the General Plan on Universal Service.

     The Telcos are required to expand SFTS to cover all of Brazil with individual access. We are also subject to the universal service requirement of providing access to direct-dial domestic and international long-distance service by installing public telephones in remote regions and isolated communities.

     Formal universal service requirements do not apply to SFTS providers in the private regime and to cellular companies, although these companies are subject to certain similar requirements under their respective authorizations and certain regulations, including obligations to expand their networks and to provide services without pricing discrimination within customer categories.

     We and the Telcos are each individually responsible for financing our respective universal service obligation of network expansion. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations. If any of the concessionaires fails to meet its obligations in its region, Anatel may grant authorizations to competing companies to provide the service and may compel such failing concessionaire to make its network available for the competitor’s use.

     The following table sets forth, according to Anatel’s Resolution, our universal service and network expansion obligations for the period 2003-2005. We met all of our obligations in 2002.

     Universal Service, Network Expansion and Modernization

	Status as of December 31,		Required for the years

	2002		2003	2004	2005

Full-Service Public telephone availability (A) in areas with no fixed switched service that are located 30 km from the
nearest fixed-line telephone and a population of at least	300		300	100	100
Number (estimated) of such localities where availability
requirements must be met	1,240	(B)	1,600	2,000	2,500
Number of state capitols connected by digital transmission
system	26		26	26	26

(A)	Public telephones available 24 hours a day with domestic and international long-distance direct-dial capability.

(B)	Estimate.

    Quality of Service—General Plan on Quality. The General Plan on Quality, which is set forth in Anatel Resolution No. 30/98, contains a series of service quality obligations that are incorporated into the concession contract and its exhibits for us and each SFTS provider. These include attainment of certain targets such as reducing average dial tone delay, achievement of certain call completion rates for local, intra-regional long-distance, and inter-regional and international long-distance calls, reducing average operator assistance delay, reducing trouble reports per 100 lines, reducing average time of repair, reducing average time of installation, increasing billing accuracy, and achieving certain customer satisfaction levels for public payphones, residential telephony and nonresidential telephony.

     The following table sets forth our main quality of service obligations as stated in the List of Obligations for the period 2003-2005 and our status (as reported in Anatel’s Contract Management and Control System database) with

Back to Contents

respect to each obligation as of December 31, 2001 and 2002. These items are measured and reported on a monthly basis. We are reporting below the annual averages.

    Quality of Service

	Status as of December 31,	Status as of December 31,	Required for the years

	2001	2002	2003	2004	2005

Busy circuit rate during peak periods (% of
calls attempted) (domestic)	7.6*	4.1	5.0	4.0	4.0

Direct-dial call completion rate during peak
periods (% of calls attempted) (domestic)	59.0*	64.7	65.0	70.0	70.0

Busy circuit rate during peak periods (% of
calls attempted) (international, ingoing)	4.8	3.3	5.0	4.0	4.0

Direct-dial call completion rate during peak
periods (% of calls attempted) (international,
ingoing)	63.0	67.9	65.0	70.0	70.0

Operator availability (% of calls attempted)	93.4	94.2	93.0	94.0	95.0

Public telephone repair response speed
(% within 8 hours)	(1)	(1)	96.0	97.0	98.0

(1)	Anatel is reviewing its position.

*	The goal was not met in the period.

     There were a variety of external factors impeding our ability to meet these goals each month during the year. Because our network connects with those of regional fixed-line operators, regional cellular operators and foreign operators, the quality of service provided by us may also be significantly affected by the quality of the networks on which calls originate or terminate. We have had various discussions with Anatel with respect to these issues. Failure to meet these goals does carry the possibility of fines and penalties from Anatel.

     For example, when the carrier selection code, known as the PIC code, was introduced in July 1999, the telephony system throughout Brazil experienced an unusually high rate of busy circuits and certain domestic and international long-distance calls could not be completed. As a result, Anatel established a non-public administrative process to review these problems. The process resulted in fines of approximately R$55 million, as provided for in the Concession. On April 24, 2001, the lower court issued a decision in favor of Anatel. However, the judge reduced the penalty from R$55 million to R$50 million due to partial violation of the administrative procedure. We have appealed this decision. See “Item 8. Financial Information — Legal Proceedings.” However, given the significant improvements in the quality of service we made from 2001 to 2002, and given our ongoing dialogue with Anatel on these matters, we believe that no fines will be assessed against us for failure to achieve these goals in 2002 for each month of the year.

     In addition, in April 2000, the state of São Paulo also imposed a fine of R$30 million on us and on a local fixed-line operator, and mandated that we refund our customers the value of all phone calls made between July 3 and July 12, 1999. We are challenging these administrative procedures and fines in order to nullify them. See “Item 8. Financial Information — Legal Proceedings.”

     Collective Interest Obligations. Under the terms of the Authorizations relating to the ancillary services we provide in the private regime, we have some collective interest obligations. We are required to continue offering telex services until Anatel determines that there is another service that fully replaces telex. We are already in the

Back to Contents

process of obtaining an approval from Anatel for services which will replace them. We have been required to comply with the terms and conditions of the contracts signed before July 27, 1998 – the date the Authorization was executed – to give the government preferential access to these services and to notify the government sixty months in advance in the event we decide to discontinue offering such services.

     Interconnection. Interconnection is mandatory between all telecommunications networks upon request by any party. Interconnection tariffs are subject to a price cap established by Anatel. Rates below the applicable price cap may be negotiated between the parties. If a company offers an interconnection tariff below the price cap, it must offer that price to any other requesting party on a non-discriminatory basis.

     Co-location. Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and connect to the network at this point of presence. Co-location is currently a matter of negotiation between the parties. Anatel stated that unbundling of network elements and services by the providers of such elements and services are mandatory, according to existing regulation. However, the regulation does not establish which elements and services shall be unbundled and how unbundling should occur. For this reason, the Telcos have been denying our requests. Anatel declared that it will enact further regulation on this matter. In an unbundled regime, every network operator is required to provide a detailed list of network services and elements which may be purchased by a party requesting interconnection and the requesting party then has the right to select and purchase a subset of the network elements and services available.

     Number Portability. Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Full number portability is mandatory within a local area although the rules mandating implementation have not yet been enacted.

Rate Regulation

     General. As of April 1, 1998, the regime used to divide domestic and international long-distance revenues between us and the fixed-line companies was replaced with a network usage charge for interconnection, as had already existed for use of cellular networks by the fixed-line companies and for use of the fixed networks by cellular operators. In addition to the network usage charge, we were also required to pay a supplemental per-minute charge called Parcela Adicional de Transição, or PAT, that supplements the network usage charge. We were the only entity required to pay PAT charges. We were required to pay PAT charges until June 30, 2001, at which time the charges were phased out.

     Price Caps. Concessions with the regional fixed-line companies and Embratel provide for a price cap mechanism to set and adjust rates on an annual basis. The price cap mechanism consists of a maximum amount, or price cap, stipulated by Anatel, that may be charged for a particular service and on a weighted average rate for a basket of basic services. The services include all of the services in the basic service plan, such as installation charges, monthly subscription fees, local, intra-regional long-distance, inter-regional long-distance and international long-distance service, as well as public telephone service and interconnection charges, including network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, the monthly subscription fee, and measured usage charges, and for interconnection services, including network usage fees and equipment rental charges. The main baskets for us are intra-regional long-distance, inter-regional long-distance, international long-distance and interconnection.

     The initial price cap established by Anatel in the Concession is based on the previously existing tariffs. The initial price cap will be adjusted on an annual basis under a formula contained in the Concession. The formula allows two adjustments to the price cap. First, the price cap is revised upward to reflect increases in inflation by multiplying the price cap by (1+1(y)), where “y” represents the rate of inflation as measured by the Índice Geral de Preços-Disponibilidade Interna, or IGP-DI, an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price cap by (1-K), where K represents a set productivity factor, known as the K-factor.

Back to Contents

     In order to provide an incentive to the regional fixed-line companies and us to increase efficiency and to reward consumers of telecommunications services, Anatel applies a K-factor representing annual productivity adjustments to our tariffs and those of the regional fixed-line companies. During the period from January 1, 2003 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies will be adjusted downward as follows:

   K-Factor Annual Productivity Adjustments

	2002	2003	2004	2005

Fixed-line companies — local	1%	1%	1%	1%
Fixed-line companies — local interconnection	10%	15%	20%	20%
Embratel-domestic long-distance	4%	4%	5%	5%
Embratel-international long-distance	15%	15%	15%	15%
Fixed-line companies — intra-regional long-distance and long-
distance interconnection	4%	4%	5%	5%

     The price cap covers a basket of basic services. While the weighted average tariff for the entire basket may not exceed the price cap, the tariffs for individual services within the basket may be increased. We may increase the tariff for any individual service by up to 9% for local services and 5% for long-distance services, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price cap.

     We may also offer alternative plans in addition to the basic service plan. For instance, a customer might wish to choose an alternative plan that allows unlimited calling for a set fee rather than pay the per minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to a price cap. For information on our current tariffs and service plans, see “—Rates.”

     Domestic Long-Distance Rates. Direct-dial domestic long-distance tariffs are calculated per minute for the first minute and per tenth of a minute for every minute thereafter based on the distance the call must travel, duration of the call, the time of day and the day of the week. As part of the April 1997 tariff rebalancing, domestic long-distance tariffs were substantially reduced, with an effective reduction of approximately 32%. There are currently 20 domestic long-distance tariffs, based on combinations of five distance categories and four day/time categories. For a breakdown of our current domestic long-distance tariffs, see “—Rates—Domestic Long-Distance Rates.”

     International Long-Distance Rates. Direct-dial international long-distance tariffs are calculated on a per minute basis according to the time of day and the day of the week when the call is made, the call’s duration and the country of destination (nine country groups). For a breakdown of our current international long-distance tariffs, see “—Rates—International Rates.”

     The General Telecommunications Law provides for freedom of tariffs three years after privatization if there is effective competition. Considering the existing competition in the long distance market, we filed, on May 15, 2002, a request with Anatel for freedom of tariffs. We are still not certain if Anatel will approve it.

     Network Usage Charges or Interconnection Rates. Other telecommunications companies who wish to interconnect with and use our network must pay certain fees, primarily a network usage fee known as tarifa de uso de rede. The network usage fee is subject to a price cap stipulated by Anatel. The price cap for the network usage fee specified by Anatel varies from company to company based on the underlying cost characteristics of each company’s network. The fee is charged on a per distance and/or per minute of use basis that represents an average charge for a basket of network elements and services.

     On April 15, 2002, we filed a complaint with Anatel alleging anti-competitive practices by the three local concessionaires seeking a reduction of the interconnection rates. Anatel has declared that there are indications of anti-competitive practices, and it is expected to conclude its review of the matter and forward the complaint to the Brazilian Antitrust Commission, commonly known as the CADE, within the next few months.

Back to Contents

     On February 27, 2003 CADE issued a preliminary order that Telesp must offer the same prices to any other company for the EILD (Dedicated Line Industrial Exploitation) as those offered to Telefônica Empresas, a Telesp company.

     In the end of 2002, Anatel published for public comment new drafts of the Concession Contracts. The concessionaire companies have to decide by June 30, 2003 if they will extend their contracts under the new terms and conditions. We sent our comments to Anatel and are waiting for the definitive terms prior to making a decision regarding extension of our Concession Contracts.

Competition

     Before the reform of the Brazilian telecommunications system, we were the exclusive provider of inter-state and international long-distance services in Brazil, although these services were subject to indirect competition from a number of sources. The Telebrás companies were the exclusive providers of intra-state and local telephone services. Since 1995, Brazil has adopted broad regulatory changes intended to open the telecommunications market to competition. See “—History and Development of the Company.”

     Although the privatization of the Telebrás System occurred on July 29, 1998, we were not subject to competition in the intra-regional long distance market until July 3, 1999. On that date, the PIC code was introduced, which allowed customers to choose a particular carrier by dialing that carrier’s code.

     From July 3, 1999 to December 31, 2002, we faced competition as follows:

•	Region I — Southeast/northeast Brazil. Our three competitors for the provision of intra-regional long-distance services in the southeast and northeast regions are:

	•	southeast/northeast Tele, called Telemar (formerly Tele Norte Leste Participações S.A.), the holding company of Telemar S.A., owned by the National Bank of Economic and Social Development S.A. (BNDES), AG Telecom Participações S.A., Asseca Participações S.A., Lexpart Participações S.A., Brasil Veículos Companhia de Seguros, Fiago Participações S.A., L.F. Tel S.A. and Brasilcap Capitalização S.A.;

	•	the southeast/northeast mirror authorization holder, called Vesper (formerly Canbrá Telefonica S.A.), owned by Bell Canada International, Velocom Inc., Qualcomm Inc., the Lieberman Group and the Vicunha Group; and

	•	the national long-distance mirror authorization holder, called Intelig Telecomunicações Ltda. (formerly Bonari Holding Ltda.), which is controlled by National Grid Brazil B.V., France Telecom and Sprint.

•	Region II — São Paulo state. Our competitors for the provision of intra-regional long-distance services in the São Paulo state region are:

	•	the São Paulo state Tele, called Telefónica S.A., owned by Telefónica de España S.A., Portugal Telecom, Iberdrola and Banco Bilbao Viscaya Argentaria S.A.;

	•	the São Paulo mirror authorization holder, called Vesper (formerly Megatel do Brasil S.A.), owned by Bell Canada International, Velocom Inc., Qualcomm Inc. and the Lieberman Group; and

	•	Intelig Telecomunicações Ltda. (formerly Bonari Holding Ltda.), the national long-distance mirror authorization holder.

•	Region III — Central/southern Brazil. Our competitors for the provision of intra-regional long-distance services in the central and southern regions are:

	•	the central/southern Tele, called Brasil Telecom S.A., owned by Telecom Italia and Techold;

	•	Intelig Telecomunicações Ltda. (formerly Bonari Holding Ltda.), the national long-distance mirror authorization holder; and

	•	the central/southern mirror authorization holder, called Global Village Telecom Ltda., controlled by Global Village Telecom and Comtech Telecommunications.

•	Inter-regional and international long-distance markets. Our competitor is Intelig, which began to compete with us in January 2000.

Back to Contents

     Effective January 1, 2002, Anatel is authorized to grant an unlimited number of licenses for the provision of any type of telecommunications service.

     On April 26, 2002, Telefónica S.A.’s operating subsidiary, Telecomunicações de São Paulo S.A. – Telesp, complied with all its universal service obligations and was granted an extension to its concession to provide inter-regional long-distance services originating from the state of São Paulo, as well as licenses to provide international telephone services throughout Brazil, inter-regional long-distance services originating in states other than São Paulo, and local services in the other two regions where it did not previously operate. We filed a lawsuit against Anatel and Telesp with respect to the extension of Telesp’s concession on procedural grounds and obtained a stay until July 26, 2002. Since then, Telesp has been allowed to provide inter-regional long-distance services originating from the state of São Paulo.

     We have also complied with our universal service obligations and received Anatel’s permission on May 7, 2002 and signed the “Term of Authorization” to provide local fixed telephone services throughout Brazil.

     Telemar also received a fixed telephone long-distance license for Region I and fixed telephone local licenses for Regions II and III. Brazil Telecom announced on March 31, 2003 that it will satisfy its universal service obligations in the time proscribed by ANATEL. This claim, which we have challenged, is being reviewed by ANATEL. We also expect other companies to enter the market.

     Long-distance voice telephony customers in Brazil are not assigned to a particular carrier. For any telephone call that extends beyond the local calling area, a customer must choose a carrier code. We obtained the number “21” as our PIC code and advertised extensively throughout Brazil in and since 1999 to establish recognition of the code. Until 2002 the long-distance carriers were not responsible for long-distance calls made on mobile phones (the SMC regime — cellular phones using CDMA and TDMA technology). Anatel created a new service called “Serviço Móvel Pessoal” (SMP — “PCS,” mobile phones using GSM technology), which will replace the SMC services over time as Anatel will not be renewing SMC licenses.

     During the last ten years, we experienced considerable competition for the provision of international long-distance service from companies outside Brazil known as telephone service resellers. Resellers provided customers with the number of an automated callback system located in countries with lower international rates, generally the United States. Use of such callback systems allowed international long-distance calls to originate in Brazil, yet be charged outside of Brazil, generally at rates significantly below those charged by us. As a result of such competition, the percentage of international telephone calls billed as outgoing compared to calls billed as incoming decreased steadily from 1990 to 1993. From 1994 to 1998, this trend reversed. This was due in part to tariff reductions from 1994 to 1997. The stabilization of Brazilian currency over the years also contributed to the reversal of the trend. See “—International Long-Distance Services” and “—Rates—International Rates.”

     Intelig started offering data transmission and Internet services in the second half of 2000. During 2000, Intelig did not make significant progress in capturing market share from us. However, we view this market as already competitive. We have a broad portfolio of data transmission and Internet services and have the advantage of a nationwide network to service our customers. We view Intelig’s penetration in the long-distance voice market since 2000 as marginal, not currently constituting a significant factor in our operations. Intelig has recently announced its decision to focus on business customers rather than the non-business-related market.

Back to Contents

     The identity of potential other new entrants and the scope of increased competition, and any corresponding adverse effect on our business results, will depend on a variety of factors. Among such factors are the business strategies and financial and technical capabilities of potential competitors, prevailing market conditions at the time competition is permitted, applicable Brazilian regulations with respect to new entrants and us, as well as the effectiveness of our efforts to prepare for increased competition. The telecommunications industry is subject to rapid and significant changes in technology. Continuing technological advances in telecommunications make it impossible to predict the extent of our future competition. We do not know whether the technologies we presently employ will become outdated or subject to competition from new technologies in the future, or whether we will be able to acquire on reasonable terms, new technologies necessary to compete in changed circumstances, if necessary.

     Although the new Telecommunications Ministry, which is the governmental body responsible for the telecommunications policy, is pushing for real and fair competition in the local fixed telephone markets, we are subject to regulations that limit our ability to set tariffs for our various services, and may restrict our ability to respond to potential or actual competition. See “—Regulation of the Brazilian Telecommunications Industry.”

C. Organizational Structure

     WorldCom is our majority shareholder. As of January 1, 2003, Startel Participações Ltda., an indirect wholly-owned subsidiary of WorldCom, held 62,054,576,448 common shares of Embratel Participações. These shares amounted to 49.90% of the voting shares of, and a 18.56% economic interest in, Embratel Participações. Also on January 1, 2002, New Startel Participações Ltda., an indirect wholly-owned subsidiary of WorldCom, held 2,350,574,677 common shares of Embratel Participações. These shares amounted to 1.89% of the voting shares of, and a 0.70% economic interest in, Embratel Participações. Through the two companies WorldCom holds a total of 64,405,151,125 common shares, which amounted to 51.79% of the voting shares and 19.26% of economic interest. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

   Subsidiaries

     We hold 98.8% of the capital of our principal subsidiary, Empresa Brasileira de Telecomunicações S.A. – Embratel. Embratel provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005, and may be renewed for a 20-year term.

     Embratel’s principal subsidiary during 2002 was Star One S.A. Star One was formed in November 2000. Embratel currently owns 80% of Star One’s share capital and the remainder is held by Société Européene des Satellites S.A. (SES ASTRA). Star One is our satellite subsidiary and currently owns five C-band satellites and has contracted for the production of a fifth satellite. It provides transponder rentals, radio and TV signal transmission and trunking communications transmission. It has landing rights in the United States, Chile and Peru and is obtaining rights for Argentina, Uruguay and Paraguay. Star One expanded its scope to offer broadband services in Brazil and is expanding its scope to offer broadband services in South America. On July 23, 2001, the subsidiary AcessoNet was merged into Embratel. 100% of AcessoNet was acquired by Embratel on December 27, 2000, for R$195.8 million through a holding company called Keshara Empreendimentos Ltda. AcessoNet was the Internet network provider of Universo OnLine, or UOL, the largest ISP in Brazil. AcessoNet had a 66,000 port dial-up network and a five-year renewable services contract with UOL.

     BrasilCenter Comunicações Ltda., wholly owned by Embratel, is another important subsidiary of Embratel. BrasilCenter was formed in December 1998, and employs workers to man our customer service call-center facility.

D. Property, Plant and Equipment

    Telecommunications segment. The principal properties of our telecommunications segment consist of our long-distance network, including broadband fiber optic transmission systems, digital switching systems, international ocean cables, and related real estate. As of December 31, 2002, the net book value of our property, plant and equipment was approximately R$7,356 million.

Back to Contents

     Our properties are located throughout Brazil, providing the necessary infrastructure to support nationwide long-distance and international telecommunications. We conduct the majority of our management functions from Rio de Janeiro, and own and lease office space in other cities including São Paulo, Porto Alegre, Belo Horizonte, Curitiba, Brasília, Salvador and Belém. Our network facilities are in good condition and are suitable to support the wide array of advanced communications services. Our network facilities position us to be the prime all-distance telecommunications service provider in South America.

     Space segment. Our space segment properties primarily consist of satellites along with miscellaneous administrative assets held by our Star One, S.A. subsidiary. The net book value of these assets as of December 31, 2002 is R$439 million.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     The following discussion of our results of operations for the years ended December 31, 2000, 2001 and 2002 should be read in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Brazilian corporate law, which differs in certain respects from U.S. GAAP. Note 29 to our consolidated financial statements provides a description of the principal differences between U.S. GAAP and Brazilian corporate law as they relate to our consolidated financial statements, and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates presented. For a discussion of the presentation of our financial information, see “Presentation of Financial Information.” This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information — D. Risk Factors” and the matters set forth in this annual report generally.

Critical Accounting Policies

     The significant accounting policies which we believe are critical to fully understanding and evaluating our reported financial position and results of operations reported under Brazilian corporate law are described in note 3 of our consolidated financial statements. A description of the differences in accounting policies between Brazilian corporate law and U.S. GAAP is included in note 29 of our consolidated financial statements. The accounting policies require us to make estimates, judgments and assumptions that we believe are reasonable based upon the information available to us. The most important estimates include the revenue recognition, allowance for doubtful accounts, useful lives of our equipment, realization of deferred tax assets, provision for contingencies, the fair value of our financial instruments and the future liability of our pension fund.

     With the exception of contingencies and allowance for doubtful accounts, we do not believe that we are required to make any estimates having a significant impact on the preparation of our financial statements with respect to our historical financial position, results of operations and cash flows that would require us to make assumptions about matters that are highly uncertain. Instead, our assumptions are based on our experience in matters such as operating our equipment and dealing with our customers.

     Revenue recognition. Revenues from services are recognized using the accrual method of accounting, after deducting an estimate for billing errors or disputes. For long-distance voice services, customers are billed throughout the month based on the volume of minutes that must be processed during the month, and invoices are due at various intervals during the subsequent month. For data and other services, revenue is booked in the month that the customer is billed. Revenues from international services also include revenues earned under bilateral agreements between overseas telecommunications companies and us. Revenues from international calls are recognized monthly, net of the cost of services rendered by overseas telecommunications companies. Revenues are recorded net of actual discounts granted to customers under the customer loyalty and volume usage agreements.

     Allowance for doubtful accounts. We constantly monitor our past due accounts receivables. An allowance for doubtful accounts is recognized as from the first day after maturity, and is gradually increased to reflect any

Back to Contents

deterioration in recoverability with the aging of receivables. We fully provision for uncollectable accounts receivables that are over 120 days past due for long-distance services, and over 360 days past due for data services. Other services are provisioned based on specific estimates. The balance of the allowance for doubtful accounts as of December 31, 2002 and 2001 refers substantially to provisions for amounts over 120 days past due on voice services. See note 3.b of our consolidated financial statements. During the year of 2001, the Company experienced a significant deterioration in the collection of past due receivables. This resulted in a provision for doubtful accounts in the amount of R$1,155,498, representing a substantial increase, as compared to the R$362,878 recorded in 2000.

     Useful lives of our equipment. Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us as well as known industry trends. In the event that we reduce the remaining useful lives of our equipment in future periods, depreciation expense will increase, resulting in a negative impact on future results.

     Realization of deferred tax assets. The decision to recognize deferred taxes on temporary differences, on tax losses and on the negative basis for calculating social contribution is supported by the history of taxable income and our estimate of future profitability. In July 2002, CVM Instruction No. 371 was issued, establishing cumulative conditions for recording and maintenance of these deferred assets, which were approved by our board of directors and reviewed by our fiscal committee. Based on these financial projections, we believe that these assets will be realized over a period of seven years. A future change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact on future results.

     Provision for contingencies. We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue, based on legal counsel advice. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such charges could result in a negative impact on future results and cash flows.

     Fair value of our financial instruments. With respect to financial instruments, we must make assumptions as to future foreign exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

     Future liability of our post-retirement benefits (pension fund and medical health care). With respect to post-retirement liabilities, we must make assumptions as to interest rates, investment returns and levels of inflation, mortality rates and future employment levels. These assumptions are based on actuarial calculations certified by independent actuaries, and affect our liability for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement cost.

Overview

     You should carefully review the following discussion in evaluating our results of operations for the three-year period ended December 31, 2002.

   Net Income (Loss)

     Our loss for 2002 was R$626.3 million in contrast to a loss of R$553.7 million in 2001. The loss was primarily attributable to increased interest expense due to negative foreign currency exchange variation (net of foreign currency exchange variation gains and income on derivative contracts) associated with the impact of the devaluation of the currency on our foreign currency denominated debt that was not protected by hedge instruments. In 2001, our loss was primarily related to the large increase in allowance for doubtful accounts due to collection problems. Collections improved in 2002 and the bad debts provision recorded was R$627.1 million in 2002 versus R$1,155.5 million in 2001.

Back to Contents

   Results of operations for the years ended December 31, 2000, 2001 and 2002

     The following table sets forth, for each of the periods indicated, selected components of our results of operations and as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year Ended December 31,						Percentage Change

	2000	%	2001	%	2002	%	2000 vs. 2001	2001 vs. 2002

	(in thousands of Reais)
Telecommunications services	8,954,688	133.4%	10,052,001	134.7%	9,217,872	129.7%	12.3%	(8.3%)
Gross revenues deductions	(2,240,180)	(33.4%)	(2,591,045)	(34.7%)	(2,110,794)	(29.7%)	15.7%	(18.5%)

Net operating revenue:	6,714,508	100.0%	7,460,956	100.0%	7,107,078	100.0%	11.1%	(4.7%)
Cost of services	(4,399,267)	(65.5%)	(4,954,802)	(66.4%)	(4,736,435)	(66.6%)	12.6%	(4.4%)

Gross profit	2,315,241	34.5%	2,506,154	(33.6%)	2,370,643	33.4%	8.2%	(5.4%)

Operating expenses	(1,505,207)	(22.4%)	(2,570,505)	(34.5%)	(2,154,675)	(30.3%)	70.8%	(16.2%)

Selling expenses	(795,470)	(11.8%)	(1,579,596)	(21.2%)	(1,076,085)	(15.1%)	98.6%	(31.9%)
General & administrative expenses (1)	(697,487)	(10.4%)	(987,958)	(13.2%)	(1,109,119)	(15.6%)	41.6%	12.3%
Other operating income (expense), net	(12,250)	(0.2%)	(2,951)	0.0%	30,529	0.4%	(75.9%)	(1,134.5%)

Operating income (loss) before interest	810,034	12.1%	(64,351)	(0.9%)	215,968	3.0%	(107.9%)	(435.6%)
Interest expense, net	(188,316)	(2.8%)	(629,980)	(8.4%)	(1,457,015)	(20.5%)	234.5%	131.3%

Operating income (loss)	621,718	9.3%	(694,331)	(9.3%)	(1,241,047)	(17.5%)	(211.7%)	78.7%
Extraordinary non-operating income – ILL (2)	—	—	—	—	198,131	2.8%	—	—
Non-operating income (expense)	111,224	1.7%	(75,902)	(1.0%)	10,989	0.2%	(168.2%)	(114.5%)

Net income (loss) before income taxes and minority interest	732,942	10.9%	(770,233)	(10.3%)	(1,031,927)	(14.5%)	(205.1%)	34.0%
Income tax and social contribution benefit (expense)	(145,312)	(2.2%)	222,088	3.0%	414,196	5.8%	(252.8%)	86.5%
Minority interest	(10,540)	(0.2%)	(5,526)	(0.1%)	(8,611)	(0.1%)	(47.6%)	55.8%

Net income (loss)	577,090	8.6%	(553,671)	(7.4%)	(626,342)	(8.8%)	(195.9%)	13.1%

(1)	Employees’ profit sharing expense was reclassified to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before interest, operating income (loss) and income (loss) before taxes and other charges for the periods ended December 31, 2000 and 2001 have also been reclassified.

(2)	Extraordinary non-operating income – ILL refers to recognition of a tax redit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in force. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this decision on the issue, we sought a tax credit from the court in 1999 and received the final decision affirming the tax credit in 2002. See note 10 to our consolidated financial statements.

   Net revenues

     Our net revenues consist of gross operating revenues from the following four services: data communication services, domestic and international long-distance telecommunications services and other services, net of sales taxes collected with respect to such services.

     Net revenues decreased 4.7% to R$7,107.1 million in 2002 from R$7,461.0 million in 2001, which in turn represented an increase of 11.1% from R$6,714.5 million in 2000. The reduction in net revenues in 2002 was due to a 4.4% reduction in domestic long-distance revenues to R$4,356.8 million as a result of the implementation of a call management program to reduce exposure to non-paying customers and increased competition due to the entrance of local operators in the long-distance market.

Back to Contents

     The decrease in net revenues was mitigated in part by revenues from data and Internet services which increased by 3.9% in 2002 to R$1.76 billion from 2001. We also had an increase of 7.4% to R$251.1 million in revenues from other telecommunications services, as described below.

     The increase in net revenues in 2001 from 2000 was primarily due to a 21.7% growth in revenues from data and Internet services and a 16.2% increase in domestic long-distance voice revenues. We maintained our market share despite more competition, steep price declines and the migration of services. We also had an increase of 8.5% to R$233.9 million in other telecommunications services revenues, as described below.

     The table below sets forth, for each of the periods indicated, the principal components of our net revenues, the percentage of those revenues, and the percentage change of each from the prior year.

	Year Ended December 31,						Percentage Change

	2000	%	2001	%	2002	%	2000 vs. 2001	2001 vs. 2002

	(in thousands of Reais)
Telecommunications services	8,954,688	133.4%	10,052,001	134.7%	9,217,872	129.7%	12.3%	(8.3%)
Gross revenue deduction	(2,240,180)	(33.4%)	(2,591,045)	(34.7%)	(2,110,794)	(29.7%)	15.7%	(18.5%)
Net operating revenue	6,714,508	100.0%	7,460,956	100.0%	7,107,078	100.0%	11.1%	(4.7%)
Data and Internet	1,389,703	20.7%	1,691,099	22.7%	1,756,507	24.7%	21.7%	3.9%
Wholesale	215,860	3.2%	123,630	1.7%	75,932	1.1%	(42.7%)	(38.6%)
Subtotal	1,605,563	23.9%	1,814,729	24.3%	1,832,439	25.8%	13.0%	1.0%
Domestic long-distance	3,921,377	58.4%	4,555,279	61.1%	4,356,796	61.3%	16.2%	(4.4%)
International long-distance	971,921	14.5%	857,072	11.5%	666,714	9.4%	(11.8%)	(22.2%)
Other services	215,647	3.2%	233,876	3.1%	251,129	3.5%	8.5%	7.4%
Net operating revenue	6,714,508	100.0%	7,460,956	100.0%	7,107,078	100.0%	11.1%	(4.7%)

     Data communication services. Net revenues from data communication services increased 1.0% in 2002 to R$1,832.4 million from R$1,814.7 million in 2001, which in turn represented an increase of 13.0% from R$1,605.6 million in 2000. Data communications include revenues from providing dedicated corporate networks, frame relay services and Internet services. Some of these same services are provided on a wholesale basis to other telecommunications companies and we classify this as wholesale data revenues.

     The increase in 2002 of 1.0% resulted from moderate growth in data and Internet services largely offset by a reduction of 38.6% in wholesale data revenues. The data services revenues, which include corporate networks, frame relay services and Internet grew 3.9% when compared to 2001 despite a year of slow economic growth, considerable uncertainty and continued downward pressure on prices. Internet revenues continue to represent approximately 30.0% of our data communication revenues. Our core data services experienced volume growth in 2002. The number of billed frame relay ports rose more than 50.0%. Volumes expressed in 2 Mbits equivalents of dedicated services for corporate networks rose 43.0%. The growth in the installed circuit base was the result of new services, net client additions and bandwidth capacity growth for existing clients. This volume growth was offset by price declines on new sales and contract renewals.

     Data communications services also increased in 2002 due to the elections in Brazil. We provided the data services to support federal and state elections. Such elections occur on a nation-wide level every four years.

     We have sought to diversify our client base, expanding sales to medium and small companies. During the last two years, the number of installed data customers increased 28%. This has been the result of a coordinated strategy involving sales effort, product and access development. These new sales have helped to compensate losses due to declining prices.

Back to Contents

     The wholesale market continued to decline in 2002. The wholesale market represents customers who buy network capacity from us and sell to their customers. This market has been declining as these customers build out their own networks. On an annual basis, wholesale revenues dropped 38.6% to R$75.9 million. These revenues now represent 4.1% of total data communication revenues.

     On March 24, 2003, the major customer that we obtained through the acquisition of AcessoNet Ltda. filed a lawsuit in which it sought to break its long-term contract with us. During the second quarter of 2003, the customer began disconnecting various circuits that were provided by us. If we are unsuccessful in enforcing the contract, it is likely that we will be required to write off the remaining unamortized balance of the goodwill related to AcessoNet in 2003. Data revenues from this customer have been approximately R$12 million per quarter.

     The increase in 2001 resulted from increases in data services revenues outpacing a decline in wholesale data revenues. The data services revenues grew 21.7% when compared to 2000. Internet revenues rose more than 60.0% in the year. Internet revenues increased to represent almost 30.0% of our data communication revenues in 2001 compared to 20.3% in 2000. Our core communication services also experienced strong volume growth in 2001. The number of billed frame relay ports rose more than 100.0%. Volumes expressed in 2 Mbits equivalents of dedicated services for corporate networks rose 60.0%. In addition, during 2001, we grew our Internet capacity by 153.0% in response to continued demand for nationwide quality services. Despite the strong price competition in 2001, we maintained our core data market share. In preparing for continued aggressive competition and to maintain leadership in the Internet market, we reduced, at the end of 2001, certain product prices to drive further growth and insulate ourselves from competitors. On an annual basis, wholesale revenues dropped 42.7% to R$123.6 million in 2001 and decreased to represent only 6.8% of total data communication revenues.

     Domestic long-distance revenues. Net revenues from domestic long-distance services decreased 4.4% to R$4,356.8 million in 2002 from R$4,555.3 million in 2001, which in turn represented a 16.2% increase from R$3,921.4 million in 2000.

     The reduction in 2002 was primarily due to the increased number of lines blocked because of delinquency and fraud. At the end of 2001, approximately 1.8 million lines were blocked. This number more than doubled to 4.6 million in December 2002. However, as a result of our more stringent collection systems and procedures, average domestic long-distance revenue per minute increased 9% in comparison to 2001.

     The long-distance market was also opened to further competition in 2002 as two of the three regional operators were authorized to handle inter-regional long-distance calls. With this authorization, they were able to carry the long-distance portion of the traffic for their own toll-free customers. The impact of this authorization resulted in a reduction in our revenues from such services by R$73 million in the first half of 2002 to R$20 million in the third quarter and nothing in the fourth quarter. This reduction will continue to impact our results in 2003 and could be further impacted should the third regional operator receive authorization to enter this market.

     The impact of increased competition in the long-distance market was mitigated in our core business market. Our strategy is to replace basic voice services with services that provide more value to corporate clients such as Advanced Voice services. These products reward customer loyalty and help us retain good customers. For the residential and small business clients, our strategy has been to focus on retaining customers and facilitating timely payment by increasing the number of customers who use automatic debit and Internet payment options. These two payment options are used with respect to 30% of basic long-distance voice revenues. We are also co-billing customers with low usage. Under co-billing, the customer receives a combined bill with local and long-distance usage and need only make one monthly payment.

     The increase in 2001 over 2000 was principally due to the growth in traffic, increased volumes of fixed to cellular calls, and increases in advanced voice services such as toll-free services. Revenues from advanced voice services, which are sold exclusively to businesses, increased in excess of 70.0% in 2001, which further strengthened our competitive position in this key business area.

     International long-distance telephone service. Net revenues from international long-distance voice services decreased 22.2% to R$666.7 million in 2002 from R$857.1 million in 2001, which in turn represented a reduction of

Back to Contents

11.8% from R$971.9 million in 2000. Improved ability to detect fraud along with the larger number of blocked lines resulted in this decline in international long-distance voice revenues, since non-payers were prevented from using our network. As a fraudulent international call is detected, it is important to block it prior to connection with a call-base service to avoid what can often be very expensive settlement costs to terminate the call if such a call is connected. We account for these international revenues net of settlement costs associated with terminating these calls. These settlement costs are in foreign currencies and can also result in variations in our international long-distance revenues. Additionally, two of the three regional operators were authorized to begin providing international services and some traffic was lost due to this competition. Pricing for outbound calls remained relatively stable in 2002 despite this increased competition.

     Other telecommunications services. Net revenues from other telecommunications services, which includes revenues from the transmission of television and radio, clearinghouse services, telex and mobile satellite communication services, increased 7.4.% to R$251.1 million in 2002 from R$233.9 million in 2001, which in turn represented an increase of 8.5% from R$215.6 million in 2000. The increase in 2002 was due to introduction of local service in our portfolio, and the increase in 2001 was due primarily to increases in revenues for transmission of radio and television services. Local services were launched at the end of 2002 and, the R$17.1 million impact on revenue was from the provision of local access to our own toll-free customers rather than utilizing the regional operator.

   Cost of services

     The following table sets forth, for each of the periods indicated, selected components of our cost of services as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year Ended December 31,						Percentage Change

	2000	%	2001	%	2002	%	2000 vs. 2001	2001 vs. 2002

	(in thousands of Reais)
Interconnection and facilities	(3,210,104)	(47.8%)	(3,567,487)	(47.8%)	(3,274,291)	(46.0%)	11.1%	(8.2%)
Depreciation	(797,510)	(11.9%)	(929,201)	(12.4%)	(981,351)	(13.8%)	16.5%	5.6%
Personnel	(217,233)	(3.2%)	(229,972)	(3.1%)	(228,045)	(3.2%)	5.9%	(0.8%)
Third-party services(1)	(136,150)	(2.0%)	(161,124)	(2.2%)	(204,281)	(2.9%)	18.3%	26.8%
Other	(38,270)	(0.6%)	(67,018)	(0.9%)	(48,467)	(0.7%)	75.1%	(27.7%)

Total	(4,399,267)	(65.5%)	(4,954,802)	(66.4%)	(4,736,435)	(66.6%)	12.6%	(4.4%)

(1)	Refers substantially to maintenance of telecommunications equipment and public services (energy).

     Cost of services decreased 4.4% to R$4,736.4 million in 2002 from R$4,954.8 million in 2001, which in turn represented a 12.6% increase from R$4,399.3 million in 2000. Our cost of services consists of interconnection & facilities costs, depreciation and other costs or services (such as personnel and third party expenses).

     Interconnection and Facilities. Interconnection and facilities costs relate directly to the provision of telecommunications services and include the cost of interconnection charges paid to fixed-line and cellular phone companies for local and long-distance interconnection to our customers. These fees are mainly charged per minute of usage based on the origination or termination of calls. Active management of carrier relations and telecommunications expenses, including increases in the number of points of presence and urban rings, has allowed us to reduce these costs by R$293.1 million from R$3,567.4 million in 2001 to R$3,274.3 million in 2002. This reduction was achieved even though the local fixed-line operators increased their standard rates during the year. The increase in standard rates from the fixed-line operators in 2001 was partially offset by the elimination of the supplemental per minute charge (Parcela Adicional de Transição, or PAT) as of June 30, 2001. Points of presence are facilities where our long-distance lines terminate and connect to the local fixed-line operators’ network. As more points of presence become operational via interconnection with the local fixed-line providers, we are able to benefit from reduced interconnection costs. Where a point of presence is not installed, we have to pay additional interconnection costs to transport traffic from existing interconnection points to the point closest to our customer. The increase of points of presence also contributed to this improvement in data revenues that resulted in a lower

Back to Contents

associated line cost. We also pay facilities fees to rent circuits from other telecommunications companies in order to support interconnection with end-user customers, mainly for data communication services. Another important factor for the improvement of line costs as a percentage of net revenue was the application of Anatel’s different productivity adjustment, or K-factor, to our basic plan rate and local network usage rate. For 2002, the K-factor applicable to the local network usage was 10%, while the K-factor applicable to the basic plan rate was 4%.

     Depreciation. The depreciation associated with our domestic long-distance and data networks and our international network including satellites and ocean cable systems are included in cost of services. Depreciation expense increased to R$981.3 million in 2002 from R$929.2 million in 2001 and R$797.5 million in 2000. The increase in 2002 was due to significant investments in fixed assets and the completion of construction efforts that had been initiated in prior periods. The investments were primarily focused on local infrastructure and access to achieve the above-referenced savings in interconnection and facilities costs. In addition, there were continued installations of equipment to support data and Internet services in 2002. The large increase in 2001 from 2000 was attributable to installation of transmission equipment, local, Internet and data infrastructure which drove an increase of R$40 million. Depreciation was also accelerated in 2002 and 2001 for selective asset categories resulting in an increase of R$33 million and R$10.8 million, respectively, in depreciation expense.

     Third-party services. These consist of costs associated with network maintenance and outsourced customer installation costs. These costs increased to R$204.3 million in 2002 from R$161.1 million in 2001 and R$136.2 million in 2000. As our network expanded, the cost of maintaining this network also increased. In addition, our obligations under some contracts such as ocean cable maintenance agreements are denominated in foreign currencies, and the devaluation of the real increased the cost of these contracts in our operating currency. In 2002, the other third-party costs of services increased because of the significant growth in the size of our data plants.

   Selling expenses

     Our selling expenses consist of sales personnel, marketing, advertising expenses and bad debt expenses. These expenses reduced substantially in 2002 to R$1,076.1 million from R$1,579.6 million in 2001. The improvement was attributable to lower bad debts expense in 2002 due to improved collection procedures and improved ability to quickly block customers who were not paying their bills.

     The following table sets forth, for each of the periods indicated, selected components of our selling expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year Ended December 31,						Percentage Change

	2000	%	2001	%	2002	%	2000 vs. 2001	2001 vs. 2002

	(in thousands of Reais)

Allowance for doubtful accounts	(362,878)	(5.4%)	(1,155,498)	(15.5%)	(627,136)	(8.8%)	218.4%	(45.7%)
Personnel	(197,869)	(2.9%)	(227,495)	(3.1%)	(246,668)	(3.5%)	15.0%	8.4%
Third-party services(1)	(221,167)	(3.3%)	(176,643)	(2.4%)	(188,331)	(2.6%)	(20.1%)	6.6%
Depreciation and amortization	(898)	0.0%	(2,882)	0.0%	(3,484)	0.1%	220.9%	20.9%
Other	(12,658)	(0.2%)	(17,078)	(0.2%)	(10,466)	(0.1%)	34.9%	(38.7%)

Total	(795,470)	(11.8%)	(1,579,596)	(21.2%)	(1,076,085)	(15.1%)	98.6%	(31.9%)

(1)	Refers substantially to marketing, advertising, advisory and consulting expenses.

     Allowance for doubtful accounts or bad debt expense is recorded based on a management estimate of the collectability of accounts receivables. In 2002, bad debt expense totaled R$627.1 million or 8.8% of net revenues versus R$1,155.5 million or 15.5% of net revenue in 2001. Though the rate of bad debt expense to cash revenues improved significantly in 2002, this amount of bad debt expense is still high by international standards and represents a significant risk to our ongoing profitability. Some of the reasons for continued high levels of bad debt provisions include:

Back to Contents

•	No pre-registration of customers for long-distance telephone usage: Any user may access and utilize long-distance services from the carrier of their choice on a per call basis by dialing the carrier selection code or, PIC code. There is no verification of a user’s credit history and no registration of the customer’s name, address or social security number prior to granting access to our network. While fixed-line companies are obligated to provide such information to us, the quality of the information is often inconsistent and limits our ability to accurately bill and collect from users. As a result, customers are provided access to our network without any assurance that they are legitimate, paying users. Only upon billing the customer and initiating collection procedures are we able to determine the credit worthiness of the user. Blocking procedures are then implemented along with other measures to recover the amounts billed.

•	Significant amount of gross receipt taxes in Brazil: For long distance voice services, the tax burden is approximately 42% of the total cost to customers, which includes ICMS, the state value-added taxes, along with federal taxes of PIS and COFINS. The government collects these taxes from us whether or not the user pays for the call. There is no provision in the existing law for the government to refund such taxes on uncollected accounts. Accordingly, approximately 42% of the bad debt expense represents tax amounts that have already been paid to the state and federal governments.

•	Increase in fixed-line and cellular phone lines: As fixed-line companies rushed to meet universal service goals imposed by Anatel, there was a significant effort to install more fixed and cellular phones throughout the country, which increased the likelihood of bad debt expense. The number of phone lines increased from 38.3 million at the end of 2000 to 47.9 million at the end of 2001, and 49.2 million at the end of 2002. The number of cellular units increased from 23.2 million to 28.7 million and 34.9 million in 2001 and 2002, respectively.

     We made significant investments in measures to improve our collection rate in 2002. We continued to aggressively manage calls to ensure that non-payers are prevented from using our network. At the end of the year, the number of blocked lines increased to 4.6 million. We also completed installation of a new collections system, known as CACS, that provides us with better information on collections and past due accounts.

     In 2001, we experienced a significant deterioration in our collections of past due accounts. This resulted in an allowance for doubtful accounts of R$1,155.5 million or 15.5% of our net revenue for 2001. This represented a substantial increase from 2000 when the allowance for doubtful accounts was R$362.8 million or 5.4% of our net revenue.

     During 2001, we faced significant hurdles in canceling services to those persons or entities that did not pay their accounts on a timely basis. We had very limited capabilities to implement a comprehensive program that would prevent non-payers from accessing our network. In late 2001, we were finally able to obtain the necessary capability and instituted measures to prevent such abuses. As a result, in March 2001, we could prevent only 30,000 non-paying lines from utilizing our services. By September 30, 2001, this number increased to 500,000, and by the end of the year the number had increased to 1.8 million. While some of these non-payers started to pay their accounts, many others did not. We had assumed that, when faced with the inability to use long-distance voice services, non-payers would quickly seek to settle their debts. However, this trend did not materialize. As a result, it was necessary for us to revise our estimates of doubtful accounts and increase the provisions for 2001.

   General and administrative expenses

     Our general and administrative expenses, or G&A, increased to R$1,109.1 million or 15.6% of our net revenues in 2002 from R$987.9 million or 13.2% of our net revenues in 2001. Included in general and administrative expenses are the costs of billing, taxes, administration, consulting and legal fees.

     The following table sets forth, for each of the periods indicated, selected components of our general and administrative expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

Back to Contents

	Year Ended December 31,						Percentage Change

	2000	%	2001	%	2002	%	2000 vs. 2001	2001 vs. 2002

			(in thousands of Reais)
Third-party services (1)	(283,257)	(4.2%)	(442,127)	(5.9%)	(548,853)	(7.7%)	56.1%	24.1%
Taxes	(97,477)	(1.5%)	(180,700)	(2.4%)	(163,521)	(2.3%)	85.4%	(9.5%)
Personnel	(128,282)	(1.9%)	(162,749)	(2.2%)	(134,514)	(1.9%)	26.9%	(17.3%)
Depreciation and amortization	(58,396)	(0.9%)	(129,548)	(1.7%)	(157,333)	(2.2%)	121.8%	21.4%
Management fee – WorldCom	(67,367)	(1.0%)	(37,969)	(0.5%)	(36,232)	(0.5%)	(43.6%)	(4.6%)
Employee’s profit sharing	(36,775)	(0.5%)	(18,156)	(0.3%)	(31,302)	(0.4%)	(50.6%)	72.4%
Other	(25,933)	(0.4%)	(16,709)	(0.2%)	(37,364)	(0.6%)	(35.6%)	123.6%

Total	(697,487)	(10.4%)	(987,958)	(13.2%)	(1,109,119)	(15.6%)	41.6%	12.3%

(1)	Refers substantially to the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

     The increase to R$1,109.1 million in 2002 from R$987.9 million in 2001, was a result of increased billing and collection costs along with higher maintenance costs for administrative systems that handle billing and collections. Postage rates have risen 35% in August 2001 and represent approximately one-third of our cost to bill customers. Depreciation expense also increased in 2002 as a result of additional billing and collections systems that were installed. While every effort is being made to contain these costs, there can be no assurance that these costs will not continue to increase in future periods.

     G&A for 2002 included a management fee expense to WorldCom of R$36.2 million.

     The increase to R$987.9 million in 2001 from R$697.5 million in 2000 resulted from the increase of billing and collection costs. In addition, the imposition of new regulatory taxes in 2001, such as the Fund for Universalization of Telecommunications Services, known as FUST, which is a 1% tax on net telecommunications revenues, and the Fund for the Technological Development of Telecommunications, known as FUNTTEL, which is a 0.5% tax on net telecommunications revenues became effective in April 2001.

     From 2000 to 2001, the depreciation and amortization expense increased due to the amortization of goodwill associated with our investment in AcessoNet Ltda. This goodwill amortization is based on forecasted future profits over a five-year period. However, on March 24, 2003, the major customer that we obtained through the acquisition of AcessoNet filed a lawsuit in which it sought to break its long-term contract with us. During the second quarter of 2003, the customer began disconnecting various circuits that were provided by us. If we are unsuccessful in enforcing the contract, it is likely that we will be required to write off the remaining unamortized balance of the goodwill related to AcessoNet in 2003.

     G&A for 2001 included a management fee expense to WorldCom of R$38.0 million compared to R$67.4 million in 2000. See note 23 to our consolidated financial statements for a description of the terms of the management agreement.

     Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. We have developed an employee profit sharing plan that ties the distribution of these incentives to key performance indicators such as revenue growth, cost containment, customer satisfaction and quality of work. We have worked with labor unions and have carefully communicated these goals to obtain their support. In 2002, the CVM determined that employee profit sharing not solely linked to profits should be classified under operating expenses. Following standard practice, we previously reported this expense below the operating income line. We now record this expense as part of general and administrative expenses. The 2002 employee’s profit sharing was R$31.3 million versus R$18.2 million in 2001. In 2000, the employee employee’s profit sharing was R$36.8 million.

   Other operating income (expense), net

     We recognized other operating income of R$30.5 million in 2002, an improvement from an expense of R$2.9 million in 2001 and an expense of R$12.3 million in 2000. In 2002, the employer matching related to employee

Back to Contents

contributions to our pension fund were reverted for employees who had left the company prior to vesting over the past few years. In 2002, we instituted new procedures, which resulted in a refund to us of non-vested employer matching contribution for 2002 and prior periods. The other operating expense in 2001 included a write-off of value-added tax credits of R$29.0 million.

   Interest expense, net

     Net interest income (expense) represents the net effect of interest income, interest expense, foreign currency exchange gain/loss, net of any income or expense from foreign currency hedging transactions. In 2002, we incurred a net interest expense of R$1,457.0 million compared to an expense of R$630.0 million in 2001 and R$188.3 million in 2000.

     The following table sets forth, for each of the periods indicated, selected components of our interest income and expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year Ended December 31,						Percentage Change

	2000	%	2001	%	2002	%	2000 vs. 2001	2001 vs. 2002

			(in thousands of Reais)
Interest income:
Interest on temporary investments	151,577	2.3%	92,281	1.3%	182,018	2.6%	(39.1%)	97.2%
Exchange variation – gain	51,529	0.7%	100,176	1.3%	337,175	4.7%	94.4%	236.6%

Subtotal	203,106	3.0%	192,457	2.6%	519,193	7.3%	(5.2%)	169.8%

Interest expense:
Interest on temporary investments	(217,630)	(3.2%)	(315,053)	(4.2%)	(388,042)	(5.5%)	44.8%	23.2%
Exchange variation – loss	(173,792)	(2.6%)	(507,384)	(6.8%)	(1,588,166)	(22.3%)	191.9%	213.0%

Subtotal	(391,422)	(5.8%)	(822,437)	(11.0%)	(1,976,208)	(27.8%)	110.1%	140.3%

Total	(188,316)	(2.8%)	(629,980)	(8.4%)	(1,457,015)	(20.5%)	234.5%	131.3%

     The increase in net interest expenses in both 2002 and 2001 was primarily due to net exchange and monetary variation losses of R$1,251.0 million and R$407.2 million, respectively. The devaluation of the Brazilian real in relation to the U.S. dollar was 52.3% in 2002 versus a devaluation of 18.7% in 2001. This level of devaluation has had a significant impact on our overall net interest expense and has added considerable volatility and uncertainty to our results. The increase in interest expense was mitigated by interest from late payments from customers. Prior to 2002, we did not bill residential customers for interest and penalties on late payments. We now regularly charge interest to customers for late payments and record such interest as income upon collection. The financing program described below in “Liquidity and Capital Resources — Liquidity with Respect to Loans Maturing in 2003 and 2004” will have some impact on our overall net interest expense. As loans mature and are extended under this program, the cost of borrowing will likely increase. However, this will occur over an extended period of time based on the normal maturity dates of these loans.

   Extraordinary non-operating income

     In 2002, a tax contingency with respect to income tax on profit “distributions” for profits not yet distributed, known as the Imposto sobre o Lucro Liquido, or ILL, was resolved through final judicial decisions. This tax was imposed from 1989 to 1992 and we paid all amounts due in accordance with the tax legislation in force at that time. In 1996, the Brazilian Supreme Court ruled that the ILL was unconstitutional since undistributed profits do not represent a taxable event. In 1999, we filed a lawsuit based on this ruling and obtained an injunction in court to receive a tax credit. We used this tax credit to offset normal income taxes payable from May 1999 to July 2001. However, we did not record any income for this potential tax credit at that time, as there was still a risk that this decision could be overturned. In May 2002, the Administrative Tax Court further ruled that the ILL recovery was not subject to income taxes as it had not been treated as a tax deductible expense when initially paid. Because the Brazilian Supreme Court was no longer accepting appeals on this matter, we decided to recognize the amount of

Back to Contents

R$198.1 million as an extraordinary income in 2002. This amount includes the principal amount of R$144.0 million and interest of R$54.1 million.

   Net non-operating income (expense)

     Non-operating income was R$10.9 million in 2002 compared to a net non-operating expense of R$75.9 million in 2001 and a non-operating income of R$111.2 million in 2000. The net non-operating income in 2002 was mainly attributable to an increase on rent of infrastructure of third parties. The net non-operating expense in 2001 was mainly due to losses on disposals of fixed assets of R$76.4 million (net of proceeds from disposals) compared to R$44.8 million in 2000. The increase in losses on disposals of fixed assets in 2001 was due to disposal of switching equipment necessary to improve our ability to block non-payers on a centralized basis.

     In 2000, we had non-operating income of R$111.2 million mainly attributable to the sale of minority interests in our satellite business, which resulted in a gain of R$132.2 million and income from international consortia in the amount of R$10.4 million, offset by expenses from losses on disposals of assets of R$44.8 million (net of proceeds from disposals) and other non-operating expenses of R$23.8 million.

   Income and social contribution benefit (expense)

     Our income and social contribution taxes for 2002 were a benefit of R$414.2 million compared to a benefit of R$222.1 million in 2001. It should be noted that we are closely monitoring the accounting for these tax benefits in accordance with Brazilian accounting standards for deferred tax assets. In the event that we are unable to improve operating results in future periods, it is possible that we may no longer be able to recognize a tax benefit associated with net losses. It is also possible that we may be forced to write-off tax benefits previously recognized, in the event that the financial projections that support the recoverability of these assets are not met. See note 13 to our consolidated financial statements for a detailed discussion of deferred and recoverable taxes and note 22 to our consolidated financial statements regarding the new CVM deliberation number 371 on deferred assets. In 2000, we benefited from recording “interest in lieu of dividends” of R$153 million which we paid and resulted in R$52 million in income tax saving. The current combined income and social contributions tax rate in Brazil is 34%.

   Net income (loss)

     In 2002, we had a loss of R$626.3 million compared to a loss of R$553.7 million in 2001 and a net income of R$577.1 million in 2000.

     The loss for 2002 was primarily attributable to the devaluation of the real vis-à-vis the U.S. dollar (52.3% in the year) on our foreign currency debt. The net loss for 2001 was primarily attributable to the increase in bad debt provision, regulatory tax expenses, as well as the effect of the devaluation of the real vis-à-vis the U.S. dollar (18.7% in the year) on our foreign currency debt. The net income in 2000 was due mainly to strong revenue growth, reduced line costs (as a percentage of revenue), the gain on the sale of a minority interest in our satellite subsidiary and the income tax benefits from recording “interest on capital in lieu of dividends.”

Segment Information

     In 2001, we began to manage our space segment as a separate business segment. This segment consists of our subsidiary Star One S.A., which was formed in November 2000 to manage our satellite operations. See “Item 4. Information on the Company—Business Overview—Space Segment.” A significant amount of our capacity in this segment is leased directly to our telecommunications segment, which utilizes this capacity, together with equipment and software, for the provision of certain data communications and other services to their customers.

     We are presenting segment information for our satellite services business for 2002 and 2001 only because Star One began its operations on November 1, 2000. Prior to that date, our satellite services business was an integrated unit of our overall business operations. As a result, our management did not analyze this business on a stand-alone basis and no separate financial information was available prior to November 1, 2000. See note 30.e of our consolidated financial statements for additional information.

Back to Contents

     The following table sets forth the results of operations on a consolidated basis and for our two segments, telecommunications and space, as of December 31, 2002 and 2001:

	For Year Ended December 31, 2002

	Telecommunications Segment	Space Segment	Eliminations	Consolidated

	(in thousands of Reais)
Net revenue	6,916,475	347,259	(156,656)	7,107,078

Cost of services	(4,667,560)	(224,646)	155,771	(4,736,435)

Gross profit	2,248,915	122,613	(885)	2,370,643
Operational expenses	(2,095,488)	(64,476)	5,289	(2,154,675)

Operating income	153,427	58,137	4,404	215,968

	For Year Ended December 31, 2001

	Telecommunications Segment
		Space Segment	Eliminations	Consolidated

	(in thousands of Reais)
Net revenue	7,274,693
		314,028
			(127,765)	7,460,956

Cost of services	(4,864,261)	(207,182)	116,641	(4,954,802)

Gross profit	2,410,432	106,846	(11,124)	2,506,154
Operational expenses	(2,538,858)	(45,936)	14,289	(2,570,505)

Operating income (loss)	(128,426)	60,910	3,165	(64,351)

   Net revenue

     In 2002, our space segment had net revenues of R$347.3 million primarily from the leasing of satellite transponder capacity to various telecommunications providers, including Embratel. Customers include local and long-distance fixed-line and cellular telephony companies who use this facility for high speed point-to-point network links or provide end users with data communications services and/or VSAT network services. Satellite capacity is also provided for broadcasting television programming, such as studio-to-studio connections, contribution channels, cable head-end program feeders and television distribution for broadcasters. During the third quarter of 2001, we launched our satellite broadband Internet access service, through a proprietary two-way satellite-based network using VSAT technology. The increase in 2002 from 2001 stems from R$12.3 million of additional revenue from the new satellite broadband Internet access business, launched during the third quarter of 2001. Additionally, our data communications services increased R$20.9 million mostly due to price adjustments triggered by contractual inflation index adjustments averaging 13% during the year.

   Cost of services

     In 2002, our space segment had cost of services of R$224.6 million primarily attributable to depreciation expense on the current fleet of five satellites. This increased by R$17.4 million from 2001 due to additional costs of R$11.3 million associated with the new satellite broadband Internet access service along with other cost increases.

B.  Liquidity and Capital Resources

   Sources of Cash

     Our primary sources of funds are cash from operations and financing activities. Net cash flow provided by operating activities was R$1,493.4 million, R$744.2 million, and R$934.2 million in 2002, 2001 and 2000, respectively. Net cash flow provided by (used in) financing activities was R$(223.7 million), R$967.6 million and R$496.2 million in 2002, 2001 and 2000, respectively. We do not have any unused sources of funds, such as undrawn bank facilities. As of December 31, 2002, we had cash and cash equivalents of R$887.0 million.

Back to Contents

     Our total long-term indebtedness was R$2,325.5 million, R$2,648.2 million and R$1,364.4 million as of December 31, 2002, 2001 and 2000, respectively. The decrease in long-term indebtedness at December 31, 2002 from December 31, 2001 was due to the fact that the original amount of indebtedness maturing during 2003 is much greater than the amount that will mature in 2004, R$2,566 and R$1,088, respectively. R$1,747.3 million of our debt matured in 2002. We benefit from a strong relationship with export credit agencies such as the Export-Import Bank of the United States and the Export Development Corporation of Canada and we are able to obtain direct long-term loans and have the advantage of lower tax remittances on such loans. Besides these two primary agencies, we also have loans supported by Compagnie Française d’Assurance pour le Commerce Exterieur, or COFACE (France), the Export Credits Guarantee Department, or ECGD (England), Overseas Private Investment Corporation (United States), the National Bank of Economic and Social Development, or BNDES (Brazil) and Hermes (Germany). In order to qualify for these loans, the financing must be related to our capital expenditure program. The terms of these loans are generally more favorable than terms from commercial banks, and they help finance projects such as satellites, international ocean cables, and domestic fiber routes.

     Our two principal categories of indebtedness (including the current portion thereof) as of December 31, 2002 were:

     Financial institutions (R$4,883.1 million). Borrowings (principal and interest) from financial institutions consist of various unsecured short- and long-term loans, generally in foreign currencies. Our policy has been to incur foreign currency debt whenever the cost and terms are more favorable to us than real-denominated bank borrowings. In light of the volatility of the real since 1999, we have increased our short-term borrowings in Reais to reduce our exposure to foreign currency fluctuations. In recent months, new short-term borrowings have been hedged to Reais to further reduce this exposure.

     Supplier credits (R$8.8 million). Supplier credits (in the form of principal and accrued interest) are available for purchases of imported equipment, principally fiber optic transmission equipment.

     Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. As of December 31, 2002, none of our outstanding debt was in default.

   Debt Ratings

     We do not have any capital market financings.

   Liquidity with Respect to Loans Maturing in 2003 and 2004

     A significant portion of our debt matures in 2003 and 2004. As a result, we initiated discussions with creditor institutions. On March 17, 2003, an agreement was reached with approximately 25 financial institutions to roll over maturing debt, in the amount of R$861.4 million, which is expected to (1) reduce our overall debt, if market conditions permit, (2) mitigate refinancing risk in 2003, and (3) reduce financing requirement in 2004.

     In April 2003, new contracts were signed, in the amount of R$20.4 million, raising the renegotiated total amount to US$881.9 million (R$3,116.0 million at December 31, 2002 parity) corresponding to debt maturing in 2003 and the first half of 2004. We also used this financing program to reduce our debt by repaying approximately US$151.6 million (R$535.6 million). The interest rates negotiated under the financing agreement are LIBOR plus 4% per annum for foreign currency debt and CDI plus 4% for Brazilian Reais debt.

     Other features of the financing agreements include:

•	Bullet loans in the principal amount US$758 million (R$2,678.2 million). The repayment schedule for each bullet loan is as follows:

	(1)	20 percent to be repaid until the original maturity date of the applicable bullet loan during 2003 and 2004;

Back to Contents

(2) 30 percent to be repaid through 7 equal quarterly payments starting the first quarter after the original maturity date of the applicable bullet loan; and

(3) the remaining 50 percent to be repaid by a balloon payment due 2 years after the original maturity date of the applicable bullet loan.

Current interest rates will remain effective until the original maturity date of each loan, and the negotiated interest rates will apply to the debt after such date.

Creditors were given the choice of converting the original currency of the debt into other currency, including Reais, to be effective from the original maturity date.

•	Amortizing loan in the principal amount of US$123.9 million (R$437.8 million). For the existing amortizing loans, all repayments due between January 2003 and June 30, 2004 will be extended. The amounts being extended will be repaid equally over the remaining installments due after June 30, 2004. The negotiated interest rates will apply to the loan amounts being extended.

     We provided certain guarantees to all banking institutions with outstanding loan agreements on March 17, 2003. These guarantees include part of the receivables from corporate customers, as well as pledges of shares in certain subsidiaries and any dividends received from our subsidiaries.

     The renegotiated agreements contain certain restrictions and covenants including, among others, limitations on debt, minimum EBITDA (earnings before interest, taxes, depreciation and amortization), limitations on capital expenditures, negative pledge provisions, limitations on mergers and consolidations and limitations on the selling, transferring or otherwise disposing of all or substantially all of our assets.

   Foreign Currency Indebtedness and Interest Rates

     Almost all of our indebtedness (including the current portion thereof), totaling R$4,891.9 million as of December 31, 2002, was denominated in foreign currencies, 54.0% of which was in U.S. dollars. Our effective cost of borrowing in foreign currencies depends principally on the exchange rate between the real and the currencies in which our borrowings are denominated. In 2000, we started to hedge our short-term debt against foreign currency losses to ensure that debt payments would remain in Brazilian Reais, including new transactions with a maximum of three-years (market conditions permitting). We have not hedged our obligations under our foreign currency-denominated long-term indebtedness. In 2002, the U.S. dollar appreciated 52.27% against the real. If this appreciation is sustained, or worsens, the cost in Brazilian Reais of servicing our U.S. dollar-denominated debt will increase proportionately. Our loans and other financing obtained from financial institutions were primarily denominated in foreign currency. We are exploring various alternatives with respect to hedging this risk to avoid future additional foreign exchange losses.

   Uses of Cash

     Our principal liquidity and capital resource requirements are applied to finance capital expenditures and investments related to the expansion, improvement and maintenance of our property, plant and equipment. Historically, we have financed capital expenditures and investments with internally generated funds and indebtedness.

     We incurred capital expenditures of R$1,034.7 million, R$1,465.0 million and R$1,420.2 million in 2002, 2001 and 2000, respectively. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures” for additional information. We estimate that capital expenditures for 2003 will be approximately R$1.0 billion. We believe that cash flow from operations and available cash will be sufficient to meet a portion of our capital needs and debt service requirements for the next twelve months. The other portion will require additional financing.

Back to Contents

     We paid dividends and interest on capital (a form of dividend that receives favorable tax treatment in Brazil) of R$211.5 million in 2000. Because of the net loss in 2001 and 2002, we did not pay dividends or interest on capital in lieu of dividends in either of these years. With respect to dividend payments, under Brazilian law and the regulations of the Brazilian securities commission, persons holding more than 10% of the voting stock of a company (a percentage that may decrease up to 5% in the case of listed companies) may require us to adopt cumulative voting. We believe that, based on current holdings in our operating subsidiary, if cumulative voting were required, we would still be able to control the payment of dividends by Embratel, which, with respect to the mandatory dividend, could be limited only under very strict circumstances. Board members, even if elected by one specific shareholder, have fiduciary duties toward the company and all our shareholders.

     1.  Reconciliation to U.S. GAAP

     We prepare our consolidated financial statements in accordance with Brazilian corporate law, which differs in significant respects from U.S. GAAP.

     Under U.S. GAAP, we recorded a net loss of R$677.9 million for the year ended December 31, 2002 (compared to a net loss of R$626.3 million under Brazilian corporate law), a net loss of R$464.2 million for the year ended December 31, 2001 (compared to a net loss of R$553.7 million under Brazilian corporate law), and net income of R$658.7 million for 2000 (compared to net income of R$577.1 million under Brazilian corporate law). The principal differences between Brazilian corporate law and U.S. GAAP as they affect our results of operations during the reported periods are:

•	differences in the classification of goodwill;

•	differences in the accounting for the effects of inflation;

•	differences in the criteria for capitalizing and amortizing capitalized interest;

•	differences in the recognition of costs of pensions and other post-retirement benefits;

•	differences in the criteria for recordation of provisions related to voluntary dismissal programs;

•	differences in posting certain items directly to shareholders’ equity; and

•	differences in the recognition of installation revenues and costs.

     Shareholders’ equity determined in accordance with U.S. GAAP was R$5,076.7 million as of December 31, 2002 compared to R$4,719.8 million under Brazilian corporate law, R$5,755.1 million as of December 31, 2001 compared to R$5,346.7 million under Brazilian corporate law, and R$6,279.9 million as of December 31, 2000 compared to R$6,082.2 million under Brazilian corporate law. The principal differences affecting the determination of shareholders’ equity are those described above.

     For a discussion of the principal differences between Brazilian corporate law and U.S. GAAP as they relate to our consolidated net income (loss) and shareholders’ equity and a quantitative reconciliation of these differences, see note 29 to our consolidated financial statements.

     2.  Recently Issued Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board, known as FASB, issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, and supersedes APB Opinion 17, Intangible Assets. SFAS 142 also amends SFAS No. 121, “Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of,” to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after

Back to Contents

they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. The adoption of SFAS 142 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations.

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” or SFAS 143, which is effective for years beginning after June 15, 2002, which will be our fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the related asset and depreciated over the life of the asset. The liability is accrued each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We have not yet determined what the effect of SFAS 143 will be on our earnings and financial position.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 also broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations.

     In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002,” or SFAS 145. SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Board Opinion 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after 15 May 2002. We are currently evaluating the impact that the adoption of SFAS 145 will have on our results of operations and financial position. However, we do not believe that the adoption of SFAS 145 will have a material impact on our results of operations and financial position.

     In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS 146. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined

Back to Contents

in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS 146 apply prospectively to activities initiated after December 31, 2002, and as such, we cannot reasonably estimate the impact of the adoption of these new rules until and unless they affect relevant activities in future periods.

     In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” or SFAS 148. SFAS 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. Adoption of SFAS 148 is not expected to materially impact our financial position, cash flows or results of operations.

     In November 2002, the FASB issued Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are assessing, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position, cash flows or results of operations.

     At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into in fiscal years beginning after December 15, 2002. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Accounting Principles Board Opinion 20, Accounting Changes. We are currently evaluating the impact of EITF 00-21 on our financial statements, specifically including our treatment of revenue from handset sales under US GAAP. We currently cannot reasonably estimate the impact of adopting the new rule.

     In January 2003, the FASB issued FASB Interpretation No. 46 – “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51,” or FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interests entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries

Back to Contents

if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created.

     In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

     SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of SFAS 150 on our financial position, results of operations and cash flows.

C. Research and Development, Patents and Licenses, etc.

     We rely on vendors to develop new technologies to improve service offerings and reduce costs. We expend minimal amounts on research and development. Until the Breakup of Telebrás, Embratel and the other companies of the Telebrás System were required to contribute to the research and development center operated by Telebrás, known as Centro de Pesquisa e Desenvolvimento da Telebrás or the CPqD, in addition to their own independent research and development activities.

     The CPqD is a private, independently administered, non-profit foundation financed with resources from the public and private sectors that continues to develop communications technology. Pursuant to a three-year contract signed in May 1998 between Telebrás and Embratel, we contributed approximately R$63.2 million to the CPqD during the four years ending July 31, 2001. We contributed R$13.9 million, R$22.1 million, R$19.5 million and R$7.7 million at December 31, 2001, 2000, 1999 and 1998, respectively. No such expenditures occurred in 2002. During the term of this agreement, we had access to telecommunications software developed by the CPqD and other technological services provided by the CPqD such as equipment testing and consulting and training services. The CPqD also provided such services to third parties on a fee-for-service basis.

Back to Contents

     We actively protect our intellectual property rights in Brazil and relevant foreign jurisdictions. Most of our trademarks, including the Embratel trade name and other related Embratel product names, are protected through trademark legislation.

D.	Trend Information

See “—Operating Results” above.

E.	Off-Balance Sheet Financing

     We do not have any off-balance sheet financing. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our consolidated financial statements.

F. Contractual Obligations

     The following table represents our long-term contractual obligations as of December 31, 2002:

	Payments due by Period

		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

	(in thousands of Reais)
Contractual obligations:
Long-term debt	2,285,168	—	1,591,939	532,903	160,326
Capital lease obligations	80,175	39,890	40,285	—	—
Suppliers of equipments	278,326	275,969	2,121	236	—
Other long-term obligation (1)	189,098	63,973	31,950	32,380	60,795

Total contractual cash obligations	2,832,767	379,832	1,666,295	565,519	221,121

(1)	On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between Embratel and Telos, and approved by the Brazilian pensions regulatory authority (“Secretaria de Previdência Complementar”). See note 22 to the consolidated financial statements.

     In addition, we have contractual commitments, such as right-of-ways, which are not material to our financial condition. We also have swap agreements described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

     Board of Directors

     The following are the current members of the board of directors and their respective positions.

Name	Position
Daniel Eldon Crawford	Chairman
Dilio Sergio Penedo	Vice-Chairman
Edson Soffiatti	Director
Antonio Carlos Tettamanzy	Director
Jorge Luis Rodriguez	Director
Joaquim de Sousa Correia	Director
Jonathan Crane	Director

     Set forth below are brief biographical descriptions of the Directors.

Back to Contents

     Daniel Eldon Crawford, born on June 10, 1939, has been a member of the Board since September 1998 and has served as Chairman of the board of directors since February 1999. He serves as President and CEO of WorldCom Latin America, for WorldCom. He also has served as Chairman of the board of directors of Embratel since March 1999. Since 1994, he has served as Chief Operating Officer of Avantel, S.A., a joint venture of WorldCom and Grupo Financiero Banamex-Accival, which competes in the Mexican long-distance marketplace. Previously, he held a number of positions at MCI, including President of the Network Services Division and President of MCI’s Southwest Division. He holds a Bachelor of Science degree in electrical engineering from the University of Nebraska and a Master’s degree in electrical engineering from New York University.

     Dilio Sergio Penedo, born on July 5, 1942, has served as a Vice-Chairman of the board of directors since August 1998. He served as General Area Manager for South America at SAFT, a company of the Alcatel Alsthom Group; President of Nife—Argentina; Superintendent Director of Indesul—Saft Equipamentos Eletronicos; and Superintendent Director of Nife Brasil—Sistemas Elétricos. In addition, he served as President of Embratel from February 1995 until November, 1999, and President of Embratel Participações S.A. from May 22, 1998 to December 19, 2002. He holds a degree in electrical engineering from Pontifical Catholic University of Rio de Janeiro.

     Edson Soffiatti, born on November 9, 1943, has served as a member of the board of directors since June 2001. In December 2000, he was elected the Chief Executive Officer (CEO) of Star One, Embratel’s satellite subsidiary in a partnership with SES GLOBAL (LUX). Prior to Star One, he served as manager of the international project in the area of satellite and submarine cables in Embratel. He has also served as the International Officer of Embratel since 1990. In addition, from 1998 until 2000, he served as Director of the Board of the New Skies Satellites (Holland). He holds a degree in electronics engineering.

     Antonio Carlos Tettamanzy, born on February 27, 1942, has served as a member of the board of directors since June 1999. He started his career in the Embratel legal department and later served for 11 years as legal counsel, reporting directly to the President of Embratel. He became a member of the Legal Committee of INTELSAT in 1985 and was reelected in 1987 and 1992. He was also a member of the Aeroespacial Legal Committee of the Interamerican Bar Association. He was the representative of the Infra-Structure Ministry in 1990 during the GATT negotiations in Geneva. He holds a law degree from the Pontifical Catholic University of Rio de Janeiro.

     Jorge Luis Rodriguez, born on April 3, 1957, was appointed as a member of the board of directors in September 2000, effective on March 14, 2001. He has been the President of Embratel since November 1999 and was elected President and CEO of Embratel Participações S.A. on December 19, 2002. Prior to Embratel, he served as Chief Marketing Officer and Senior Vice President of WorldCom’s Global Ventures and Alliances group. Prior to that, he served as Chief Executive Officer for Avantel, the Mexican joint venture between MCI and Grupo Financiero Banamex-Accival. Mr. Rodriguez joined MCI in 1979 and held positions in marketing analysis, pricing and product management and development in MCI’s Business and Consumer Markets groups.

     Joaquim de Sousa Correia, born on February 16, 1947, has served as a member of the board of directors since June 2001. He has served as the Human Resources Officer of Embratel since January 2000. Prior to that, he served in various positions in the human resources area of Embratel. He holds a degree in administration from Moraes Junior University, Rio de Janeiro.

     Jonathan Crane, born on October 15, 1949, has served as a member of the board of directors since April 17, 2003. He is the Executive Vice President of Strategy and Marketing for MCI. Mr. Crane is a 30-year veteran of the telecommunications industry. Prior to joining MCI, he served most recently as chairman and CEO of Adero, Inc., an Internet-based content distribution company and chairman and CEO of Marcam Solutions, Inc., an ERP software company focused on manufacturing, customer relationship management and supply chain management applications. Mr. Crane holds a bachelor’s degree in history and education from Dartmouth College.

     Board of Executive Officers

     The following are the current Executive Officers and their respective positions. Unless otherwise indicated, all current members were appointed in August 1998.

Back to Contents

Name	Position
Jorge Luis Rodriguez	President & CEO
Daniel Eldon Crawford	Vice-President
Norbert Glatt	CFO & Investor Relations Director
Pedro Antonio Batista Martins	Director
Sultana Shamim Khan	Director

     Set forth below are brief biographical descriptions of the executive officers who are not members of the board of directors of Embratel.

     Norbert Glatt, born on March 29, 1959, has served as a member of the board of executive officers since December 2002. He previously worked as CFO of GLB Serviços Interativos S.A., which is the exclusive internet entertainment and news portal of Organizações Globo (a leading Brazilian media concern), as Head of Business Development of Globo Participações e Comunicações S.A. (Globopar), which is a holding company for a number of subsidiaries and associated companies involved in pay television in Brazil (including a leading cable/satellite television program producer and a cable/satellite distribution system), as Head of Strategic Planning and also as Treasury Operations Manager of Aracruz Celulose S.A.. Mr. Glatt holds a degree in Mechanical Engineering from Federal University of Rio de Janeiro and an MBA from California State University, Long Beach.

     Pedro Antonio Batista Martins, born on August 9, 1955, has served as a member of the board of executive officers since October 1999 and as Legal Counsel of Embratel since May 1999. Mr. Batista is also a member of the Brazilian Institute of Lawyers. He previously worked as Legal Director for Globo Cabo Holding S.A., the largest Brazilian cable company, as well as for Texaco de Brasil Produtos do Petróleo. Mr. Batista holds a degree from the University of the State of Rio De Janeiro Law School.

     Sultana Shamim Khan, born on September 21, 1960, has served as a member of the board of executive officers since August 2000, having been effectively empowered on March 14, 2001. She is also the Vice President of Strategic Development and Planning at Embratel. In this capacity, she is responsible for developing and executing Embratel’s strategy, mainly through restructuring efforts, alliances and merger and acquisition activities. Prior to this role, she was responsible for WorldCom merger and acquisition activities in Latin America and Asia and was the primary person responsible for the Embratel acquisition. During her 15-year career in the telecommunications industry, she has held positions in financial planning, marketing and strategic development. She has a B.A. in Economics from George Washington University in Washington D.C. and an MBA from Indiana University in Bloomington, Indiana, U.S.A.

B.  Compensation

     For the year ended December 31, 2002, the aggregate amount of compensation paid by our subsidiaries to all directors and executive officers of our subsidiaries as a group was approximately R$10.6 million.

     At the Extraordinary General Meeting of Shareholders held on December 17, 1998, we approved the creation of a stock option plan under which our directors, executive Officers and other management employees may be granted options to purchase shares of Embratel. Our board of directors provided the details of the stock option plan at a meeting held on the same date.

     The total number of shares under the stock option plan shall not exceed 10% of the total number of outstanding shares of Embratel (in accordance with the authorized capital limits). The stock option plan will initially involve only preferred shares. The price will be the closing market price at the date the option is granted, known as the option date. The maximum term for exercise of the rights under the stock option plan is ten years from the option date, and for each option, the beneficiary will be vested with powers to exercise up to 25% of the shares in each period, the first period ending eight months after the option date and the subsequent periods ending each January from 2003 on. A committee was established and granted powers to define who will be granted the options, and for how many shares. Dilio Sergio Penedo, Daniel Eldon Crawford and Joaquim de Sousa Correia serve on the committee.

Back to Contents

     In 2002, 640 employees were granted options to purchase Embratel’s shares under the stock option plan. There were 7,884,429 open options as of December 31, 2002, with a weighted average exercise price of R$5.44 per thousand shares for options granted up to 2002. The options vest in the amount of 33.33% per year, commencing one year after the grant date, and expire after a period of 10 years. Until the third quarter of 2001, the exercise price at the grant date was restated by the General Market Price Index (IGP-M) until the options vested. Since October 2001, the exercise price is no longer restated by the IGP-M. The acquired shares maintain all of the rights pertaining to the shares of equal class and type, including dividends.

     The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)
Open options as of January 1, 2000	1,762,667
Options offered in 2000	2,048,265
Options exercised in 2000	(122,700)
Options sold in 2000	(4,800)
Options cancelled in 2000	(130,000)

Open options as of December 31, 2000	3,553,432
Options offered in 2001	6,264,711
Options sold in 2001	(13,333)
Options cancelled in 2001	(3,540,099)

Open options as of December 31, 2001	6,264,711
Options offered in 2002	2,097,333
Options cancelled in 2002	(477,615)

Open options as of December 31, 2002	7,884,429

Weighted average exercise price of the purchase options on	5.44
December 31, 2002 (per thousand shares, expressed in Reais)

C.  Board Practices

     We are managed by our board of directors and by our Executive Officers.

   Board of Directors

     Our board of directors, or the Conselho de Administração, generally meets monthly or whenever called by our Chairman. Each board of directors meeting requires a quorum of the majority of the board members as well as the presence of either the Chairman or Vice-Chairman. The board of directors has responsibility for establishing our general business policies, and for electing our executive officers and supervising their management of the registrant. Certain matters require the approval of our board of directors, including, among other things, capital increases up to the authorized capital, intermediate dividend distributions, our investments in fixed assets, investments in other companies, proposing to our stockholders the dissolution or merger of the registrant and the appointment of independent auditors. The members of the board of directors are elected by the holders of common stock for a period of three years and may be reelected.

     Brazilian corporate law provides for cumulative voting if a shareholder or shareholders whose interests represent at least 10% of the voting capital request it no later than 48 hours prior to the general shareholders’ meeting. As a result, some members of the board of directors may be elected as follows:

•	each share entitles the holder to cast as many votes as there are board members;

•	after consulting the attendance book, the board conducting the meeting shall inform the shareholders in advance of the number of votes required to elect each director; and each shareholder the right to vote cumulatively for only one candidate or to distribute his votes among several candidates;

•	The non-controlling shareholders are entitled to elect two directors in a separate election in which the controlling shareholder does not vote, provided that:

Back to Contents

• in case of common shares, they represent, at least, 15% of the voting capital; and

• in case of non-voting or restricted voting preferred shares, they represent, at least, 10% of the total capital.

•	If neither the minority-voting shareholders, nor the preferred shareholders reach the above-referred quorum, they can jointly elect one director, provided that, together, they represent 10% of the total capital.

•	If the non-controlling shareholders exercise such rights, the controlling shareholder is entitled to elect, at least, a number of directors so elected by the non-controlling shareholders, plus one.

•	Until the shareholders ordinary general meeting to approve the financial statements of the year ended in 2004, the directors by the non-controlling shareholders must be chosen out of a list of three names prepared by the controlling shareholders. From the shareholders ordinary general meeting of 2006 on, such Director will be elected without respect to such restrictions.

   Executive Officers

     There shall be no fewer than two and no more than nine executive officers, or the Diretoria, one of them being the President. The executive officers work as a board and are responsible for our day-to-day management. The board of directors has appointed each of our current executive officers for a three-year term, which began on April 25, 2001 and may remain in office until reappointed or replaced. Executive officers may be successively reappointed.

   Fiscal Committee

     Under our by-laws, we are required to, and currently maintain, a permanent fiscal committee, or the Conselho Fiscal. In accordance with Brazilian corporate law and our by-laws, such fiscal committee consists of a minimum of three and a maximum of five members and an equal number of alternates. The members of the fiscal committee are elected for one-year terms. Preferred stockholders, who do not have voting rights, are entitled to elect, as a class, one member of the fiscal committee and the respective alternate by majority vote of the stockholders present at the meeting at which members of the fiscal committee are elected. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal committee and the respective alternate. Controlling holders of common shares would be entitled to elect one member for each member elected by the preferred stockholders and non-controlling holders of common shares, respectively, plus one member and his or her alternate.

     The primary responsibility of the fiscal committee, which is independent of our management and our external auditors, is to review our financial statements and report on them to the stockholders.

   Audit Committee

     We do not have a formal audit committee. Our board of directors undertakes the functions and responsibilities of an audit committee.

D.  Employees

   Telecommunications segment

     As of December 31, 2002, we had 11,823 employees in our Telecommunications segment (11,859 in 2001 and 11,893 in 2000), of which 7,106 were employees of Embratel (7,203 in 2001 and 7,684 in 2000), and 4,717 were employees of BrasilCenter Comunicações Ltda. (“BrasilCenter”) (4,656 in 2001 and 4,209 in 2000). Approximately 31% of our employees (32% in 2001 and 35% in 2000) were employed in repair, engineering, operations maintenance and other similar positions, 53% in customer service and sales and marketing positions (54% in 2001 and 50% in 2000) and 16% in administrative positions (14% in 2001 and 15% in 2000) (including those in information technology), whereas 2% (3% in 2001 and 2.73% in 2000) of our employees were in executive

Back to Contents

management positions and 1% (3% in 2001 and 2.66% in 2000) in supervisory positions related to customer service and sales and marketing.

   Space segment

     As of December 31, 2002, our space segment had 187 employees (158 in 2001 and 107 in 2000), all were employees of Star One.

   Labor unions

     Approximately 37% of Embratel’s employees are affiliated with state and/or municipal labor unions (Sindicato dos Trabalhadores em Empresas de Telecomunicações, known as Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas, known as Fenattel, or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações, known as Fittel, with which labor agreements are negotiated. Approximately 0.5% and 24% of the employees of Brasil Center and Star One, respectively, are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees, with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees, with the labor union of the state of Rio de Janeiro. Our relationship with our employees and their unions are generally good. For many years we have not experienced a work stoppage that had a material effect on our operations. The labor agreements with all of our employees have a two-year term. Some economic issues pertaining to the labor agreements are subject to revision after 12 months. Currently, the labor agreements BrasilCenter’s employees are effective, and those of Embratel and Star One are under negotiation.

   Employee Benefit Plans

     We have established a pension fund, Fundação Embratel de Seguridade Social – Telos, known as Telos, the purpose of which is to supplement government provided retirement benefits for our and Star One employees. Telos administers two different plans. The first is a defined benefit plan under which we make monthly contributions to Telos, currently equal to 19.8% of the aggregate salary. In addition, we contribute 2.32% of the aggregate salary base for funding the post-retirement medical plan for 29 employees who remain in the defined benefit plan. Each employee member of this first plan also makes a monthly contribution to Telos based on age and salary. Members of Telos generally qualify for full pension benefits after reaching age 58 and having completed at least 35 years of service for men and 30 years of service for women. The second plan is a defined contribution plan that was formed in the last half of 1998. All of our new employees may only enter this defined contribution plan. Under an offer made by our management, existing employees had the option of migrating from the defined benefit plan to the defined contribution plan. The offer expired on December 31, 1998, and the transfer to the defined contribution plan became effective January 1, 1999. Approximately 93% of all our employees (including Star One S.A. employees) belong to the new defined contribution plan. We match employees’ contributions to the fund up to a maximum of 8% of each employee’s salary.

     BrasilCenter Comunicações Ltda. employees do not have a retirement benefit plan. Telos operates independently from us, and its assets and liabilities are fully segregated from ours. See note 22 to our consolidated financial statements.

E.  Share Ownership

     None of our directors or executive officers individually beneficially own one percent or more of our shares. All of our common shares carry the same voting rights. Our preferred shares are non-voting shares. Each ADS represents 5,000 preferred shares. See “—Compensation” for a discussion of our stock option plan.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

     Of our two classes of capital share outstanding, only the common shares have full voting rights. The preferred shares have voting rights under limited circumstances. WorldCom is our majority shareholder. WorldCom’s

Back to Contents

ownership of our shares is held through two subsidiaries, Startel Participações Ltda. and New Startel Participações Ltda.

     As of December 31, 2002, Startel Participações Ltda., an indirect wholly-owned subsidiary of WorldCom, held 62,054,576,448 common shares of Embratel Participações. These shares amounted to 49.90% of the voting shares of, and a 18.56% economic interest in, Embratel Participações. Also on December 31, 2002, New Startel Participações Ltda., an indirect wholly-owned subsidiary of WorldCom, held 2,350,574,677 common shares of Embratel Participações. These shares amounted to 1.89% of the voting shares of, and a 0.70% economic interest in, Embratel Participações. Through the two companies WorldCom holds a total of 64,405,151,125 common shares which amounted to 51.79% of the voting shares and 19.26% of economic interest. WorldCom, through one of its affiliates, entered into a management agreement with us. See “—Related Party Transactions” below.

     The table below provides information on the common shares owned by WorldCom and by our officers and directors as a group. We are not aware of any other shareholder owning more than 5.0% of our common shares.

	Number of	Percentage of
	Common	Outstanding
Name of owner	Shares Owned	Common Shares

WorldCom through subsidiaries:	64,405,151,125	51.79%
Startel Participações Ltda.	62,054,576,448	49.90%
New Startel Participações Ltda	2,350,574,677	1.89%
All directors and executive officers as a group	20,594	0.00%

B.  Related Party Transactions

     We entered into a management agreement with WorldCom, effective August 4, 1998, which was approved by our shareholders (other than WorldCom), pursuant to which WorldCom provides us with advice regarding our management, operations and business. Under the agreement, we paid to WorldCom, as compensation for its management services in 1999 and 2000, an amount equal to 1%, and in 2001 and 2002, an amount equal to 0.5%, of our annual net revenues during each such year. The compensation for management services to be provided in 2003 is 0.2% of our annual net revenue. The management services agreement expires on December 31, 2003 and may be extended, subject to further negotiation and minority shareholder approval. As of December 31, 2002, we had accrued approximately R$36.2 million of management services fees pursuant to the management agreement with respect to management services provided from January 1, 2002 to December 31, 2002. Pursuant to the terms of the management agreement, the amount of fees accrued with respect to such services was determined based on net revenues reported during the period from January 1, 2002 through December 31, 2002.

     In addition to this management agreement, we have normal settlement costs with WorldCom for completion of international long-distance services to our customers. These services are carried out with WordCom, under normal market conditions for these types of operations. We have similar arrangements with other carriers in the United States, and this relationship is carried out on an arm’s-length basis. The balances receivable and payable between WorldCom and us are described more fully in note 23 of the consolidated financial statements “Transactions With Related Parties.”

     On August 7, 2002, we (as borrower) signed a loan agreement with our subsidiary Star One (as lender). As of December 31, 2002, we had a credit line of R$150,000 from Star One. This loan agreement is guaranteed by promissory notes issued by us. The interest rate to be applied to the outstanding balance at any time shall be equal to 100% of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) applicable to the corresponding period.

     We do not have any other material service contracts with current or former related parties, executives or directors.

Back to Contents

C.  Interests of Experts and Counsel

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

     See Part III — Item 18. “Consolidated Financial Statements.”

Legal Proceedings

   The Breakup

     The Breakup of Telebrás is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of these decisions are currently on appeal. If any such appeal is successful, the shareholders of Telebrás will be required to reapprove the Breakup and other legislative actions may be required.

     The lawsuits to which the Breakup has been subjected are based on a number of legal theories, the principal among which are that:

•	the Brazilian Constitution requires that the creation of the twelve New Holding Companies be specifically authorized by the Telecommunications Law;

•	the shareholders’ meeting of Telebrás held on May 22, 1998 which approved the Breakup was not properly convened;

•	national sovereignty will be threatened if the country’s telecommunications companies are controlled by foreign entities; and

•	the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization either by an executive order of the President or by an act of Congress.

     If any of the plaintiffs in these lawsuits ultimately prevail, the Breakup may have to be reinitiated. This could require, depending upon the prevailing plaintiff’s theory, any combination of the following:

•	amendment of the Telecommunications Law;

•	reconvening the May 22, 1998 Telebrás shareholders’ meeting; and

•	the passing of additional laws by Congress or issuance of executive orders by the President.

     It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound, although we believe that this is unlikely to occur. We were a party in a public civil action brought by the Federal Department of Justice initially to impede the privatization auction. This lawsuit, filed before the First Federal Circuit of Rio de Janeiro on July 27, 1998, was dismissed, but a final decision is still pending because the Public Ministry challenged the dismissal.

   Arbitration decision

     The International Court of Arbitration – ICA, Paris, France, where we and another company were disputing credits and rights deriving from alleged contractual infringements, notified us of a decision against us in an arbitration case. As a result of this decision, we accrued a provision in 2002 of R$17.3 million adjusted with accrued interest up to December 31, 2002, which represents the estimated loss.

Back to Contents

   Foreign source operating income

     Foreign source operating income consists of payments made to us by foreign companies for connecting incoming international calls to Brazil. In March 1999, we received from the Federal Revenue Agency a tax assessment in the amount of R$287.2 million for failing to pay income tax on net foreign source operating income for the years 1996 and 1997. In June 1999, we were further assessed for non-payment of income tax on net foreign source income for the year 1998 in the amount of R$111.1 million. However, of this total, approximately R$46.7 million related to the period from August to December 1998 for which we had already recorded and paid in full the income tax and related interest during 1999. We have appealed the remaining assessments. We intend to continue to pay income tax on net foreign source income until this tax controversy is resolved. We continue to discuss the first assessment (years 1996 and 1997) with the Federal Revenue Agency, pending a decision from the Tax Administrative Court. The second assessment (year 1998) was maintained at the administrative level, therefore Embratel appealed to the judicial courts. Meanwhile, we received an injunction from the Federal Tribunal to suspend the assessment until a decision from the Federal Tribunal is rendered. We plan to continue to dispute the assessment and to discuss this issue with the appropriate authorities. See note 21 to our consolidated financial statements.

   Withholding tax on remittances to foreign telecommunications companies

     We regularly make payments to foreign telecommunications companies for completing international calls that originate in Brazil and terminate in a foreign country. Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 25% from payments to foreign companies for such services. However, pursuant to the International Telecommunications Regulations approved in Melbourne, Australia on December 9, 1988, known as the Melbourne Regulations, we have never withheld Brazilian income tax from such payments. See note 21 to our consolidated financial statements.

     On December 23, 1999, we received a tax assessment in the amount of R$410.7 million for failing to pay the related withholding tax on outbound revenue for the period from December 1994 to October 1998. Meanwhile, the Federal Revenue Agency concluded that starting October 1998, we are exempt from any such withholding requirement. We believe that other double taxation treaties should also apply to remittances made to countries that are parties to such treaties. After presenting our administrative defense to allow us to discuss the amount levied by the Federal Revenue Agency, we filed a parallel lawsuit to contest the date of applicability of the Melbourne Regulations, which exempts us from this withholding requirement, and we intend to demonstrate that it was applicable prior to 1992 and not limited to the period beginning October 1998.

     In order to avoid the collection and imposition of penalties by the tax authorities while the courts are reviewing the matter, we have obtained an injunction which suspends the imposition of penalties until a final decision from the federal courts. After a decision at the first judicial level that ruled against Embratel, we appealed the decision to a higher court, from which a decision is still pending. Meanwhile, the administrative judges have issued a decision to reduce Embratel’s tax assessment from R$410.7 million to R$12.9 million. The administrative judges arrived at this decision by amending the criteria used by tax auditors to impose the assessment and taking into account the exclusion of payments to countries with double taxation treaty. This reduction has yet to be confirmed by the Tax Administrative Court (Appellate Level).

     Recently, based on a legal opinion issued by Federal Attorney General’s office on October 31, 2000, the Federal Revenue Agency notified us that it has modified its position with regard to the applicability of the exemption contained in the Melbourne Regulations. According to this new interpretation, we would be subject to the withholding income tax on payments made from December 23, 2002 on. We continue to believe that the application of this tax to us is inappropriate and plan to continue the administrative and judicial appeals.

     We continue to believe that the application of this tax to us is inappropriate and plan to continue the administrative and judicial appeals.

     We have notified Telebrás, our legal predecessor, of both issues concerning the foreign source operating income and the withholding tax on remittances to foreign administrations.

Back to Contents

   PIS credits and COFINS on inbound revenues

     On August 21, 2001, we received two tax assessments from the Federal Revenue Agency (SRF), totaling R$501 million, including fines and interest, for prior years’ PIS/COFINS taxes. The first claim, in the amount of R$159 million, was related to PIS charges prior to 1995, which had been offset against other tax payables in accordance with Complementary Law No. 7/70. In similar cases, both the Taxpayers’ Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, recognized the legality of such offsetting of PIS credits. With regard to the first assessment, we had presented our administrative defense, and in July 2002 the first Administrative Level decision was issued and the assessment was upheld. We appealed this decision to the Administrative Tax Court, from which we are still waiting for a final decision. The second claim, in the amount of R$342 million, was related to a COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. We believe that these revenues were exempt, based on legal opinions on the legislation in effect at that time. In this COFINS claim, there were substantial errors in the calculations of the assessment made by the tax auditor. Consequently, after we filed our administrative defense, in July 2002 the First Administrative Level reduced the assessment by R$220 million. We are presently appealing to eliminate the remaining balance of the assessment. Based on facts and arguments provided and the opinion of our external legal counsel, we view the probability of a loss in both assessments as remote. Accordingly, no provision was recorded in our financial statements for these two assessments.

   COFINS and PIS

     In 1999, we challenged the changes caused by Law No. 9,718/99 which increased: (1) the taxable revenues for calculation of PIS and COFINS, including financial income and exchange variation and (2) the COFINS rate from 2% to 3%. Despite this challenge, we continued to accrue the total amount of the tax liability and made judicial deposits in the period from August 1999 through April 2001. Since May 2001, based on jurisprudence, we decided to cease making deposits and started paying PIS and COFINS. On August 29, 2002, Provisional Measure (“PM”) No. 66 was issued, which permitted the liquidation of fiscal liabilities which were being challenged in court without the incidence of fines. Then, we decided, based on this PM, to liquidate this liability, writing off taxes and social contributions provisioned in the amount of R$173,122 and the corresponding judicial deposits in the same amount.

   INSS (Brazilian Social Security Institute)

     On September 5, 2001, Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges, or the INSS, to certain fringe benefits, such as vacation bonus, life insurance, etc. The total amount of the INSS assessment is R$55,000. See note 21 in our consolidated financial statements.

   Regulatory sanctions

     When the carrier selection code, or PIC code, was introduced in July 1999, the telephony system throughout Brazil experienced an unusually high rate of busy circuits. Domestic and international long-distance calls could not be completed. As a result, Anatel established an administrative hearing process and imposed a penalty of R$55 million on us. We filed a lawsuit to avoid Anatel’s administrative procedure and received an injunction and a favorable opinion from the Attorney General, and thus avoided the collection of the penalty. With respect to such lawsuit filed against the Anatel administrative procedure, on April 24, 2001, the lower court issued a decision in favor of Anatel. However, the judge decided to reduce the penalty from R$55 million to R$50 million due to a partial violation of the administrative procedures by Anatel. We appealed and obtained a court injunction in order to avoid the imposition of the penalties while we contest this issue in court. In April 2000, the state of São Paulo imposed a fine of R$30 million on a local fixed-line operator and us, and ordered us to refund to our customers an amount equivalent to the value of all calls made between July 3 and July 12, 1999. After the first judicial level decided that we were bound to pay the amount, we filed an appeal before the São Paulo Tribunal of Justice. The appeal was accepted by the court which decided in favor of Embratel. Thus, the lawsuit was rejected in favor of Embratel by the São Paulo Tribunal of Justice.

Back to Contents

   ICMS on international outbound traffic and bundled services

     Until the enactment of Complementary Law No. 87 of September 13, 1996, known as the Complementary Law, local telecommunications companies invoiced and collected state value-added tax, or ICMS, on fixed-line telecommunications services at a statutory rate of 13% in accordance with ICMS Convention No. 27 of March 29, 1994. When the Complementary Law went into effect, Telebrás instructed its telecommunications operating companies to stop collecting ICMS on international outbound telephone traffic. However, certain state tax agencies fined local telecommunications companies for not collecting and paying ICMS on international outbound traffic from 1996 to 1999. As a precautionary measure, we began collecting ICMS on international traffic in January 2000. We were also assessed for non-payment of ICMS on certain services (bundled services) considered to be exempt or non-taxable for ICMS purposes. Our management and legal counsel believe that there is a sound basis for defending the position that ICMS is not payable on revenues derived from international outbound traffic as well as from certain exempt and non-taxable services (bundled services). Based on the facts currently available and on advice from legal counsel, it is possible that we may be required to pay these assessments. The possible losses amount to approximately R$351 million as of December 31, 2002. This amount includes assessments received after December 2000 from the various states in Brazil.

     In addition, our management is considering challenging in court the ICMS on international outbound traffic. Accordingly, no provision has been recorded. Meanwhile, we are taking an active role in the telecommunications industry’s effort to inform the tax authorities about the detrimental effect of the high ICMS rate. In July 2002, the subsidiary Star One was assessed by the ICMS (value added tax) tax authorities, in the state of Rio de Janeiro, a tax in the amount of R$236 million. These assessments refer to the ICMS tax on the rental of transponders and on broadband internet services. See note 21 in our consolidated financial statements.

   Other judicial claims

     Our subsidiary Embratel is a defendant in two judicial claims for payment of indemnities for alleged unsettled contractual charges. In light of the current status of the lawsuits and the arguments presented by legal counsel, we have concluded that the probability of loss in such claims is probable and have recorded a loss provision in the amount of R$6,500 in our financial statements since the first quarter of 2002.

     Our subsidiary Embratel is also a defendant in two judicial claims against the Company for payment of amounts arising from interconnection agreements with two local operators, which totaled approximately R$520 million. This amount relates to disputed amounts from 2000. See note 21.f in our consolidated financial statements.

   Telebrás

     Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the Breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the registrant or one of the other New Holding Companies. Creditors of Telebrás could challenge this allocation of liability until September 14, 1998. We are not aware of any such challenge having been made.

     Although we are considered to be the surviving entity of Telebrás for financial reporting purposes under U.S. GAAP, we will not be liable for any claims arising out of acts committed by Telebrás except for such claims as have been assigned to us under the terms of the Breakup and except for labor and tax claims as discussed above.

     We are a party to certain other legal proceedings arising in the normal course of business. We have provided for or deposited in court amounts to cover estimated losses due to adverse legal judgments. In the opinion of our management, such actions, if decided adversely to us, would not have a material adverse impact on our business, financial condition or results of operations.

Back to Contents

Distribution Policy and Dividends

     According to our by-laws, we are required to distribute as dividends with respect to each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of the adjusted net income on such date of the mandatory dividend. The annual dividend distributed to holders of our preferred shares has priority in the allocation of adjusted net income over other shareholders.

     For the purposes of Brazilian corporate law, and in accordance with our by-laws, the adjusted net income is an amount equal to our net profit, adjusted to reflect allocations to and from:

•	the statutory reserve;

•	the contingency reserve; and

•	the unrealized revenue reserve.

     Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of ordinary shares in an amount equal to the dividend paid to the preferred shareholders. The remainder is distributed equally among holders of preferred shares and ordinary shares.

     Under Brazilian corporate law, a company is permitted to withhold payment of the mandatory dividend in respect of ordinary shares and preferred shares not entitled to a fixed or minimum dividend if:

•	the shareholders meeting so decided exclusively for collection of resources by issuing debentures, not convertible into shares, provided that no shareholder votes against it;

•	its board of directors and fiscal committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•	the shareholders ratify this decision at the shareholder’s meeting (in which case the board of directors must forward to CVM, within five days of the shareholders’ meeting, a justification of the information provided at such shareholders’ meeting); and

•	the profits that were not distributed, are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the Company’s financial situation permits.

     Our preferred shares are entitled to a minimum dividend and thus the mandatory dividend may be withheld only with respect to our ordinary shares. We may pay dividends out of our respective retained earnings or accumulated profits in any given fiscal year.

     For the purposes of Brazilian corporate law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits.

     At each annual shareholder’s meeting, the board of directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian corporate law, we are required to maintain a statutory reserve, to which we must allocate 5% of net profits for each fiscal year, up to the moment in which such reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against statutory reserve if necessary.

     Brazilian corporate law also provides for two additional discretionary allocations of net profits to special accounts, which are also subject to approval by shareholders at the annual shareholders’ meeting.

•	First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either:

•	reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

Back to Contents

•	written off in the event that the anticipated loss occurs.

•	Second, net profits may be allocated to the unrealized revenue reserve in case the total amount of mandatory dividends exceeds the portion of the realized net profit in the same fiscal year.

     Allocations of net profit may not hinder the payment of dividends on the preferred shares. Unrealized revenue is defined under Brazilian corporate law as the sum of:

•	the equity share of earnings of affiliated companies, not paid as cash dividends; and

•	profits from installment sales to be received after the end of the following fiscal year.

     The unrealized revenue reserve can only be used to pay the mandatory dividends. In order to calculate the mandatory dividends, each year’s future profits that are the first realized (cash payment) must be deemed as part of the unrealized revenue reserve.

     The profits registered in the unrealized revenue reserve, when received and if not absorbed by the losses of subsequent years, must be added to the first dividend declared after the respective realization.

     According to Brazilian corporate law, the profits not registered in any of the permitted reserves, shall be distributed as dividends.

   Priority and Amount of Preferred Dividends

     Under Brazilian corporate law, the listed companies can only issue preferred shares with one of the following rights:

•	priority in receipt of dividends corresponding to at least 3% of the book value per share of ordinary stock;

•	dividends that are 10% higher than those paid for ordinary shares; or

•	tag-along rights at 80% of the price paid to the controlling shareholder in case of transfer of control.

     Our by-laws provide for (i) a minimum yearly per share dividend equal to 6% of the amount obtained by dividing the total share capital by the total number of shares or (ii) the right to receive dividends, per preferred share, at least 10% greater than the dividends attributed to each common share, whichever is higher. As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends prior to any distribution of cash dividends to the holders of our ordinary shares in a certain year. In addition, in case of item (i) above, distributions of cash dividends in any year are made:

•	first, to the holders of our preferred shares, up to the amount of the minimum dividend to be paid to the holders of preferred shares for such year;

•	then, to the holders of our ordinary shares, in an amount sufficient to distribute to each of our ordinary shareholders an amount equal to the minimum dividend distributed to each of our preferred shareholders; and

•	thereafter, to the holders of our ordinary shares and preferred shares on a pro rata basis.

     If our mandatory declared dividend in any year is less than or equal to the dividend that must be paid to the holders of our preferred shares in that year, the holders of our ordinary shares will not be entitled to receive any dividends from us in that year.

     If the dividend to be paid to the holders of our preferred shares is not paid for a period of three years, holders of our preferred shares will be entitled to full voting rights until such time as that dividend is paid in full.

Back to Contents

   Payment of Dividends

     We are required by law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year at which, among other issues, an annual dividend may be discussed and declared by decision of our ordinary shareholders, acting on the recommendation of the Executive Officers, as approved by the board of directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation.

     If a shareholder is not a resident of Brazil, he or she must register with the Central Bank of Brazil in order to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying the ADSs are held in Brazil by the Brazilian custodian, Banco Itaú S.A., as the agent for The Bank of New York, or the depositary, which is the registered owner of our shares.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the Depositary, who will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and nonresident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

B.  Significant Changes

     Since Law No. 10,303/01 was enacted on October 31, 2001, Brazilian entities have been subject to a material change in accounting for unrealized earnings reserves: Prior to October 31, 2001, the unrealized earnings reserve was calculated on the basis of increases in shareholders’ equity and was reduced as dividends were paid to preferred shareholders. According to guidance published by the CVM on January 16, 2003, the unrealized earnings reserve established prior to October 31, 2001 will retain its original characteristics, i.e., will be available for use as the basis of calculations of dividends. For periods after October 31, 2001 the unrealized earnings reserve reflects the amount of by which the statutory dividend exceeds the net earnings for the applicable period and thus remains unpaid.

ITEM 9.   THE OFFER AND LISTING

A.  Offer and Listing Details

     Prior to September 21, 1998, there was no trading market for the common shares or the preferred shares of the New Holding Companies. Following the Breakup and until September 21, 1998, the preferred shares of each of the New Holding Companies, including the preferred shares, traded on the Brazilian Stock Exchanges only as a unit with the preferred shares of Telebrás. Telebrás ADSs, each representing 1,000 Telebrás preferred shares and, since the Breakup and until November 16, 1998, each also representing 1,000 preferred shares of each of the New Holding Companies, have continued to trade on the NYSE.

     On September 21, 1998, common shares and preferred shares of each New Holding Company, including our preferred shares, commenced trading separately on the Brazilian Stock Exchanges. The table below sets forth, for the periods indicated, the high and low sales prices for our preferred shares as reported on the São Paulo Stock Exchange.

Back to Contents

	Prices per 1,000 preferred shares of the registrant

	High	Low

	(in nominal Reais)
September 21, 1998 through December 31, 1998	16.50	12.00
January 1, 1999 through December 31, 1999	49.00	12.30
January 1, 2000 through December 31, 2000	53.00	23.50
January 1, 2001 through December 31, 2001	34.80	6.20
January 1, 2002 through December 31, 2002	11.38	1.35

January 1, 2001 through March 31, 2001	34.80	19.10
April 1, 2001 through June 30, 2001	23.10	17.02
July 1, 2001 through September 30, 2001	17.80	6.65
October 1, 2001 through December 31, 2001	11.75	6.20

January 1, 2002 through March 31, 2002	11.38	7.35
April 1, 2002 through June 30, 2002	7.82	1.42
July 1, 2002 through September 30, 2002	3.08	1.35
October 1, 2002 through December 31, 2002	4.49	2.02

January 1, 2003 through January 31, 2003	4.90	3.20
February 1, 2003 through February 28, 2003	3.56	2.86
March 1, 2003 through March 31, 2003	3.51	3.09
April 1, 2003 through April 30, 2003	4.94	3.56
May 1, 2003 through May 31, 2003	5.69	4.46
June 1, 2003 through June 23, 2003	7.37	5.44

     On November 16, 1998, ADSs representing preferred shares of each New Holding Company were issued and commenced trading separately on the NYSE. The ADSs, each representing 1,000 of our preferred shares, were issued to the holders of Telebrás ADSs pursuant to a deposit agreement with us, the Depositary and the holders of the ADSs from time to time. The SEC declared the Registration Statement effective on March 16, 1999 and the ADSs were traded on the NYSE under the symbol EMT as of that date pursuant to Rule 12a-5 of the Rules and Regulations of the Exchange Act. Rule 12a-5 provides under certain limited circumstances a temporary exemption from the requirement of Section 12(a) of the Exchange Act that securities traded on a national securities exchange (such as the NYSE) be registered under Section 12.

     The table below sets forth for the periods indicated the high and low sales prices for our ADSs as reported on the New York Stock Exchange.

	U.S. dollars per ADS

	High	Low

November 16, 1998 through December 31, 1998	18.44	12.38
January 1, 1999 through December 31, 1999	27.38	9.13
January 1, 2000 through December 31, 2000	31.00	11.75
January 1, 2001 through December 31, 2001	17.63	2.25
January 1, 2002 through December 31, 2002	4.88	0.40

January 1, 2001 through March 31, 2001	17.63	8.70
April 1, 2001 through June 30, 2001	10.92	7.80
July 1, 2001 through September 30, 2001	7.55	2.25
October 1, 2001 through December 31, 2001	4.90	2.31

Back to Contents

	U.S. dollars per ADS

	High	Low

January 1, 2002 through March 31, 2002	4.88	2.75
April 1, 2002 through June 30, 2002	3.41	0.40
July 1, 2002 through September 30, 2002	1.00	0.42
October 1, 2002 through December 31, 2002	1.30	0.45

January 1, 2003 through January 31, 2003	1.49	0.85
February 1, 2003 through February 28, 2003	1.05	0.77
March 1, 2003 through March 31, 2003	1.03	0.88
April 1, 2003 through April 30, 2003	1.65	1.09
May 1, 2003 through May 31, 2003	1.87	1.47
June 1, 2003 through June 23, 2003	11.08	1.85

     On June 16, 2003 we implemented a ratio change of our ADSs solely to comply with the minimum share price (US$1.00) requirement for maintaining its ADS listing on the New York Stock Exchange. The ratio change is in the proportion of 1 ADS equal to 5,000 preferred shares. There is no change in the underlying preferred shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

   Trading on the Brazilian Stock Exchanges

     The São Paulo Stock Exchange is a not-for-profit entity owned by its member brokerage firms. Trading on the São Paulo Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange has two open trading sessions each day, from 10:30 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:30 p.m. Market makers exist on the São Paulo Stock Exchange but are only authorized to make markets in options for stock indices which are traded on the São Paulo Exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas) an electronic trading system operating at the São Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. The Brazilian securities commission known as CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the São Paulo Stock Exchange may be effected off the Exchange under certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is the Câmara Brasileira de Liquidação e Custódia S.A., which is owned by members of the Exchange.

     As of December 31, 2002, the aggregate market capitalization of the 399 companies listed on the São Paulo Stock Exchange was approximately US$124.0 billion. Although all the outstanding shares of a listed company may trade on São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons who rarely trade their shares. Even though the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 2002, the daily trading volumes on the São Paulo Exchange averaged approximately US$197.9 million. In 2002, the five most actively traded issues represented approximately 34.2% of the total trading in the cash market on the São Paulo Stock Exchange.

Back to Contents

     Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

   Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally and by the Central Bank of Brazil, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law and Brazilian corporate law, govern the Brazilian securities market.

     Under Brazilian corporate law, a company is either public, a “companhia aberta,” or private, a “companhia fechada.” All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where its head office is located. Once this stock exchange has admitted a company for listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

     Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

     Brazilian securities law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

D.	Selling Stockholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

     We are registered before the Junta Comercial do Rio de Janeiro, JUCERJ, under No. 3330026237-7. According to Section 2 of our by-laws, our main corporate purpose is to exercise control of Empresa Brasileira de Telecomunicações S.A.—Embratel, and its subsidiaries. There are no provisions in our by-laws with respect to (1) a director’s power to vote on proposals in which the director is materially interested, (2) a director’s power to vote in favor of compensation for him or herself in the absence of an independent quorum, (3) age limits for retirement of directors, (4) required shareholding for officer (diretor) qualification, (5) anti-takeover mechanisms or other

Back to Contents

procedures designed to delay, defer or prevent changes in our control, or (6) disclosure of share ownership. However, Brazilian corporate law requires that a director (conselheiro) of a corporation (sociedade anônima) own shares in that corporation.

     Our issuance of commercial paper, and our incurrence of certain material obligations, shall be preceded by approval from our board of directors, according to the provisions set forth in Section 17 of our by-laws.

     Our capital share is comprised of preferred shares and ordinary shares, all without par value. At December 31, 2002 and 2001, there were 210,029,997,060 preferred shares and 124,369,030,532 ordinary shares. Our share capital may be increased by resolution of the board of directors, up to the limit authorized by our by-laws. Any increase in the authorized capital must be approved by shareholders’ vote.

     Our preferred shares are non-voting, except under limited circumstances, and are entitled to a preferred, non-cumulative dividend, and stand in a senior level compared to our ordinary shares in the case of liquidation. Under Brazilian corporate law, the total number of non-voting shares and shares with limited voting rights, may not exceed 50% of the total number of shares of a company. However, such proportion shall not be applied to companies already listed before October 2001, which are entitled to keep the 2/3 (two thirds) non-voting share ratio, inclusive in future share issuances.

     Our controlling shareholders elected the members of our board of directors. Board members, even if elected by one specific shareholder, have fiduciary duties towards us and all of their respective shareholders.

   Voting Rights

     Each of our ordinary shares entitles the holder to one vote at our shareholders’ meetings. Our preferred shares do not entitle the holder to vote at such shareholders’ meetings, except under specific circumstances, as set forth below. Ordinarily, holders of our preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at our shareholders’ meetings.

     One of the three members of our fiscal committee, and his or her substitute, are elected by a majority vote of the holders of our preferred shares. Such election is held at the annual ordinary shareholders’ meeting, by the then present holders of preferred shares, for the positions available at our fiscal committee.

     Brazilian corporate law provides that certain non-voting shares, such as our preferred shares, are entitled to voting rights in the event a company fails for three consecutive fiscal years to pay the dividend to which such non-voting shares are entitled. In this case, the voting rights of these shares shall extend until the date in which the payment of the accrued and unpaid dividend is made.

     Our preferred shares are entitled to full voting rights with respect to:

•	the approval of any long-term contract between us and our affiliates, on the one hand, and any controlling shareholder, or an affiliate of that controlling shareholder, on the other hand;

•	resolutions modifying certain provisions of our by-laws; and

•	any resolution submitted to the shareholders’ meeting for the delisting of our shares or during our liquidation.

     Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such a meeting would be called by publication of a notice in two Brazilian official gazettes, at least thirty days prior to the meeting, but would not generally require any other form of notice.

     In any circumstances in which holders of our preferred shares are entitled to vote, each of our preferred shares will entitle the holder to one vote.

Back to Contents

   Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in our total capital. We shall observe a minimum period of 30 days following the publication of the capital increase notice for the exercise of preemptive rights by our shareholders. The right of participation in capital increases is assignable and negotiable under Brazilian corporate law.

     However, a shareholders’ meeting is authorized to eliminate preemptive rights or to reduce the 30-day period for the exercise of such preemptive rights with respect to the issuance of new shares, debentures and warrants convertible into new shares up to the limit of the authorized capital, provided that the distribution of these securities is effected:

•	on a stock exchange;

•	in a public offering;

•	through an exchange of shares in a public offering, with the purpose of acquiring control of another company; or

•	through the use of certain tax incentives.

     In the event of a capital increase, which would maintain or increase the proportion of capital represented by our preferred shares, holders of our ADSs, or of our preferred shares, would have preemptive rights to subscribe only to our newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by our preferred shares, holders of our ADSs, or of our preferred shares, would have preemptive rights to subscribe to our preferred shares, in proportion to their shareholdings and to our ordinary shares only to the extent necessary to prevent dilution of their interest in our capital.

     Preemptive rights to purchase shares may not be offered to U.S. holders of our ADSs unless a registration statement under the Securities Act of 1933, or the Securities Act, is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of our ADSs, who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

   Right of Redemption

     Subject to the right of a dissenting shareholder to seek redemption upon a decision made at a shareholders’ meeting by shareholders representing over 50% of the voting shares, our ordinary and preferred shares are not redeemable:

•	to change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares;

•	to reduce our mandatory distribution of dividends;

•	to change our corporate purposes;

•	to merge or consolidate with another company or to participate in other economic groups, (i) if certain liquidity standards provided in Brazilian corporate law are not met and (ii) if the controlling shareholder, the controlling company or other companies under its control hold less than the half of the type or class of shares; and

•	split off of the Company, if such split off will result in a (i) change of the corporate purposes, except when the split off assets are transferred to a company in which the main activity coincides with the one being split off, (ii) reduction of mandatory dividends or (iii) participation in economic groups.

Back to Contents

The right to redemption lapses 30 days after either:

•	publication of the minutes of the relevant shareholders’ meeting; or

•	publication of the minutes of our preferred shareholders’ special meeting, in case the capital increase resolution is dependant upon the approval by a majority vote of our preferred shareholders.

     We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

     Unless otherwise provided in our by-laws, our shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand its shares to be valued on the basis of a new balance sheet, which shall be dated no more than 60 days prior to such shareholders’ meeting.

   Form and Transfer

     Our shares are maintained in book-entry form with a transfer agent, Banco Itaú S.A. The transfer of our shares is made in accordance with the applicable provision of Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser. In order to conduct the transfer of shares, the transfer agent shall be given a written order of the seller, or judicial authorization or order, in an appropriate document, which shall remain in the possession of the transfer agent. Our preferred shares underlying our ADSs are registered on the transfer agent’s records in the name of Banco Itaú S.A.

     Transfers of shares by a foreign investor, in general, are subject to the same rules applicable to Brazilian individuals. In case the foreign investment in our shares is directly registered with the Central Bank of Brazil, according to the Brazilian capital market foreign investment regulations, the foreign investor should also seek amendment of the foreign investment certificate of registration, in the case of exercising the shareholder’s preemptive rights. The amendment to the foreign investment certificate of registration is typically conducted by the foreign investor’s local agent to reflect the ownership of the newly issued shares.

     The São Paulo Stock Exchange operates a central clearing system. In order to have our shares under the São Paulo clearing systems, our shares shall be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are put under custody of the relevant stock exchange shall be reflected in our shareholders’ register. Each participating shareholder will, in such case, be registered in the register of our beneficial shareholders, maintained by the relevant stock exchange, and shall obtain substantially the same information provided to the registered shareholders.

C.  Material Contracts

     We have entered into a management agreement with WorldCom, effective August 4, 1998, pursuant to which WorldCom provides us with advice regarding our management, operations and business. See “Major Shareholders and Related Party Transactions — Related Party Transactions” above.

D.  Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil.

     Until we were privatized, we were subject to provisions of Brazilian corporate law applicable to “mixed-capital” companies. These provisions ceased to apply after we were privatized. As a “mixed-capital” company, we were not subject to bankruptcy and the federal government was contingently liable for our obligations for so long as

Back to Contents

our assets were encumbered and attached. However, substantial limitations applied to the attachment or sale of assets of our operating subsidiaries that were used to provide telecommunications services pursuant to our Concession. Similarly, the sale of shares representing voting control of operating subsidiaries providing public telecommunications services was subject to government authorization. The sale of preferred shares of operating subsidiaries, or of assets not used to provide telecommunications services, was not subject to these restrictions.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., or the Custodian, as custodian for the preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the preferred shares underlying the ADSs.

     Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended, known as the Annex IV Regulations, qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions, that:

•	seek to invest in financial markets;

•	meet certain minimum capital and other requirements registered with the CVM; and

•	act through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See “—Taxation—Brazil.”

     Resolution 2,689 superseded the Annex IV Regulations on March 31, 2000. The new rules under Resolution 2,689 effectively give foreign investors access to almost all financial assets and transactions available in the Brazilian financial and capital markets, subject to certain requirements. Some of the requirements include:

•	securities owned by foreign investors must be registered by a custodian, clearinghouse, or depository authorized by the CVM or the Brazilian Central Bank;

•	trading of securities by foreign investors is restricted to transactions on a stock exchange or an over-the-counter market authorized by the CVM;

•	the foreign investor must appoint a representative in Brazil;

•	the foreign investor must maintain documentation in a prescribed form; and

•	the foreign investor must be registered by the CVM, and the Central Bank of Brazil must record inflow of the foreign investor’s funds.

     Resolution 2,689 defines foreign investors as all individuals, legal persons, funds and other collective investment entities domiciled or headquartered outside Brazil. See “—Taxation—Brazil.”

     Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program has been approved under the Annex V Regulations by the Central Bank of Brazil and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See “—Taxation—Brazil.”

Back to Contents

     A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the Depositary’s Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank of Brazil. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder:

•	qualifies under the Annex IV Regulations; or

•	obtains its own Certificate of Registration, and in this case, it will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazil.”

     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives.

E.  Taxation

     The following summary contains a description of the principal Brazilian income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder as in effect on the date hereof, which are subject to change. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the ADRs and any related documents will be performed in accordance with its terms. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSs.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. PROSPECTIVE HOLDERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE PREFERRED SHARES OR ADSs IN THEIR PARTICULAR CIRCUMSTANCES.

Brazil

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred shares, that has registered its investment in preferred shares with the Central Bank of Brazil as a U.S. dollar investment (in each case, a “non-Brazilian holder”). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of preferred shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

Back to Contents

   Taxation of Dividends

     Dividends, including dividends paid in kind (1) to the Depositary in respect of the preferred shares underlying the ADSs or (2) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax in the case of distributions of profits earned as of January 1, 1996.

     Brazil has entered into tax treaties with several countries. However, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that, if certain conditions are met, would reduce the generally applicable rate of the withholding tax on dividends (if they were taxable) below 15% is the treaty with Japan, which would reduce such rate to 12.5% under the circumstances stated in such treaty.

   Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are normally not subject to Brazilian tax.

     The deposit or withdrawal of preferred shares in exchange for the ADSs is not subject to Brazilian tax, unless the amount previously registered as a foreign investment in preferred shares is lower than (1) the average price of a preferred share on such date, or (2) if no preferred shares were traded on that date, the average price of stock on the Brazilian stock exchange on which the greatest number of preferred shares were traded in the fifteen trading sessions immediately preceding such deposit. In that case, the difference between such average price and the amount previously registered as a foreign investment in preferred shares will be the amount subject to Brazilian tax. On receipt of the underlying preferred shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below under “—Registered Capital.”

     Non-Brazilian holders are normally not subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 20% on gains realized on sales or exchanges of preferred shares that occur in Brazil or with a resident of Brazil outside of a Brazilian stock exchange.

     Non-Brazilian holders are generally subject to a 20% withholding tax on gains realized on sales or exchanges in Brazil of preferred shares that occur on a Brazilian stock exchange, unless the sales are:

•	made by a non-Brazilian holder within five business days of the withdrawal of the preferred shares in exchange for ADSs, and the proceeds thereof are remitted abroad within such five-day period;

•	made under the Annex IV Regulations by certain qualified non-Brazilian institutional holders who register with the CVM; or

•	made by investors under Resolution 2,689. Gains realized from transactions on a Brazilian stock exchange by certain qualified non-Brazilian investors under the Annex IV Regulations or Resolution 2,689 are not subject to Brazilian tax.

     However, pursuant to Law No. 9,959 enacted on January 27, 2000, preferential tax treatment of ADSs, Annex IV transactions and foreign investors under Resolution 2,689 is not applicable to transactions occurring on or after January 1, 2000, if the non-Brazilian holder of ADSs or preferred shares resides in a tax haven (defined as a jurisdiction that does not impose any income tax or which imposes income tax at a rate lower than 20%).

     The gain realized is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency without any adjustment for inflation, of the shares sold. The gain realized as a result of a transaction with respect to shares registered as an investment with the Central Bank of Brazil (and not subject to the Annex IV Regulations) will be calculated based on the foreign currency amount registered with the Central Bank of Brazil. There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under the Annex IV Regulations and Resolution

Back to Contents

2,689 will not be changed. Reductions in the tax rate provided for by Brazil’s tax treaties do not apply to tax on gains realized on sales or exchanges of preferred shares.

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by the Depositary on behalf of holders of ADSs will be subject to the same rules of taxation applicable to the sale or assignment of preferred shares.

     Distributions of Dividends

     In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on capital (Juros sobre o Capital Próprio). Such interest is limited to the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank of Brazil on a quarterly basis, and cannot exceed the greater of (1) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or (2) 50% of retained earnings.

     Distributions of interest on capital (Juros sobre o Capital Próprio) paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the federal government, which is exempt from tax withholding, and interest due to non-Brazilian holders of ADSs or preferred shares who reside in a tax haven as defined above) and we shall be able to deduct such amount for purposes of the Corporate Income Tax, or IRPJ, and Social Contribution on Profit, or CSLL, (both of which are levied on our profits) as long as the payment of a distribution of interest is approved in our annual shareholders’ meeting. The amount of distributions of interest on capital will be determined by our board of directors. No assurance can be given that our board of directors will not determine that future distributions of profits will be made by means of interest on capital instead of by means of dividends. Under Brazilian law and regulations, the amount paid to shareholders as interest on capital (net of any withholding tax) may be treated as payment in lieu of or as part of the Mandatory Dividend and Preferred Dividend. In addition, any Brazilian corporation distributing interest on capital is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the Mandatory Dividend.

     Distributions of interest on capital in respect of the preferred shares, including to holders of ADSs, may be converted into U.S. dollars and remitted outside of Brazil to U.S. holders, subject to relevant exchange restrictions.

     Beneficiaries Domiciled in Tax Havens or Low Tax Jurisdictions

     Law No. 9,779, dated January 19, 1999, states that with limited exceptions, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary so residing or domiciled, the applicable income tax rate will be 25% instead of 15%. Currently, capital gains are not subject to the 25% tax, even if the beneficiary resides in a tax haven. Pursuant to Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who reside in tax havens are also excluded, as of January 1, 2000, from the tax incentives granted to Annex IV investors, holders of ADSs and investors under Resolution No. 2,689, and will be subject to the same tax treatment applicable to other non-Brazilian holders.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes which are levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil.

     There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Back to Contents

     Pursuant to Decree 2,219, dated May 2, 1997, a financial transaction tax, or the IOF, may be imposed on the conversion into Brazilian currency of the proceeds of a foreign investment in Brazil (including investments in preferred shares and ADSs and investments made under the Annex IV Regulations) and may also be imposed upon the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate is currently 0%. Although the Minister of Finance has the legal power to increase the rate to a maximum of 25%, any such increase will be applicable only to transactions occurring after such increase becomes effective.

     On January 24, 1997, a temporary tax was enacted. The Contribuição Provisória sobre Movimentação Financeira, or the CPMF Tax, was created by Constitutional Amendment No. 12 of August 16, 1996 and regulated by Law No. 9,311 of October 24, 1996, at a rate of 0.2%. CPMF is levied on debits on bank accounts. CPMF is now levied at a 0.38% rate.

     The CPMF Tax will not affect non-resident investors, unless the investor has a bank account in Brazil.

     Transactions made through a stock market are exempt of CPMF. The responsibility for the collection of the CPMF Tax lies with the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF Tax is levied on the amount to be remitted abroad in Brazilian Reais.

     Registered Capital

     The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to, disposition of preferred shares. The Registered Capital for each preferred share purchased in the form of an ADS, or purchased in Brazil, and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (in U.S. dollars). The Registered Capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (1) the average price of the preferred share on the Brazilian stock exchange on which the greatest number of preferred shares was sold on the day of withdrawal, or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares was sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average Commercial Market Rates quoted by the Central Bank of Brazil on such date (or, if the average price of preferred shares is determined under clause (2) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the preferred shares).

     A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

United States

     The following is a description of material United States federal income tax consequences of the ownership and disposition of the preferred shares or ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, referred to in this annual report as the Code, final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial interpretations thereof, all of which are subject to change (possibly with retroactive effect). It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets for tax purposes. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, dealers and traders in securities or foreign currencies, investors liable for the alternative minimum tax, persons holding preferred shares or ADSs as part of a hedge, straddle or conversion transaction, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons

Back to Contents

whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) more than 10% of any class of our stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation, organized under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

     For U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the shares underlying the ADS. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

     Taxation of Dividends

     Distributions (including the amount of any Brazilian taxes withheld therefrom by the paying agent) received with respect to the preferred shares or ADSs will constitute foreign source dividends includible as ordinary income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Under recently enacted legislation, dividends received by non-corporate U.S. Holders on preferred shares or ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of the dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes. To the extent, if any, that the amount of any distribution exceeds our current or accumulated earnings and profits as so computed, it will first reduce the U.S. Holder’s tax basis in its preferred shares or ADSs to the extent thereof, and to the extent in excess of the holder’s tax basis, will be treated as capital gain.

     The amount of a distribution paid in Reais will be measured by reference to the exchange rate for converting Reais into U.S. dollars in effect on the date the distribution is received by the Depositary, or by a U.S. Holder, in the case of a holder of preferred shares, regardless of whether the payment is in fact converted into U.S. dollars. If the Depositary (or U.S. Holder, in the case of a holder of preferred shares), does not convert such Reais into U.S. dollars on the date it receives them, it is possible that the U.S. Holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the Reais are converted into U.S. dollars. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Subject to certain limitations and restrictions, Brazilian taxes withheld from dividend distributions will be eligible for credit against the U.S. Holder’s federal income taxes. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

     Sale or Disposition of Preferred Shares or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of preferred shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the preferred shares or ADSs for more than one year. The amount of gain or loss will be equal to the difference between your tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition. The gain or loss generally will be treated as U.S. source income or loss for foreign tax credit purposes. Consequently, in the case of a disposition of

Back to Contents

preferred shares in Brazil (which, unlike a disposition of ADSs, would be taxable in Brazil), the U.S. Holder might not be able to use the foreign tax credit for Brazilian tax imposed on gain.

   Passive Foreign Investment Company Rules

     It is our belief that we will not be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for 2002 or in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any other taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or preferred share, certain adverse consequences could apply to the U.S. Holder.

     If we are treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the ADS or preferred share would be allocated ratably over the U.S. Holder’s holding period for the ADS or preferred share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or preferred shares in excess of 125% of the average of the annual distributions on ADSs or preferred shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to mark election) to United States persons that may ameliorate the adverse consequences resulting from PFIC status.

   Information and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) you are a corporation or other exempt recipient or (ii) you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

     We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s Regional Offices at 233 Broadway, New York, NY 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

Back to Contents

     In addition, the SEC maintains a Web site that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

I.  Subsidiary Information

     Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our costs are denominated in currencies (primarily the U.S. dollar and Japanese Yen) other than those in which we earn revenues (primarily the real).

     Similarly, we are subject to market risk from changes in interest rates which may affect the cost of our financing. As discussed in note 25 to our consolidated financial statements, we use derivative instruments to manage risks and reduce our exposure resulting from fluctuations in currency exchange rates. However, we do not cover entirely our exposure to the currency exchange rate fluctuation risks through the use of such derivative instruments.

      There can be no assurance that we will continue using such instruments in the future to manage these risks.

   Foreign Currency Swap Agreements

     Our subsidiary Embratel has loans denominated in foreign currency (mainly in U.S. dollars and Japanese Yen) and with variable rates of interest. Accordingly, it is exposed to market risk from changes in foreign currency exchange rates and interest rates. Embratel manages risk arising from fluctuations in foreign currency exchange rates, which affect the amount of Brazilian Reais necessary to pay the foreign currency-denominated obligations, by using derivative financial instruments, primarily currency swaps.

     While such instruments may reduce Embratel’s foreign currency exchange risks, they do not eliminate them. Credit risk exposure is managed by restricting the counter-parts on such derivative instruments to major financial institutions with high credit quality. Therefore, the risk of non-performance by the counter-parts is considered not to be significant. Embratel does not hold or issue financial instruments for trading purposes.

     Our policy is to enter into derivative contracts to cover all new debt with maturity of less than three years. At December 31, 2002, Embratel had outstanding currency swap contracts in the notional amount of R$1,492.8 million (R$1,692.1 million in 2001) with maturities ranging January 15, 2003 through August 13, 2004, to reduce the impact on its obligations of devaluations of the Brazilian real. Under the terms of these swap arrangements, Embratel is required to pay the counter-parts the amounts, if any, by which the variation of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) on the notional value exceeds the variation of the foreign currency exchange rate for the same period. Otherwise, we are entitled to receive the difference from the counterparties. The gains and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest income or expense in the period in which the change occurs.

     The following tables present the forward currency swap transactions that we had outstanding as of December 31, 2002 and 2001:

As of December 31, 2002 (in thousands of Reais):

Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability) as of December 31, 2002	MtM*

May 8, 2001 to June 3, 2002	January 15, 2003 to June 1, 2004	25	JPY x CDI	826,689	324,297	217,455
July 16,2001 to June 7, 2002	January 28, 2003 to August 13, 2004	19	USD x CDI	666,112	175,062	106,079

Total				1,492,801	499,359	323,534

Back to Contents

As of December 31, 2001 (in thousands of Reais):

Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability) as of December 31, 2001	MtM*

February 12, 2001 to July 13, 2001	January 14, 2001 to June 1, 2004	34	JPY x CDI	857,279	(118,769)	115,297
June 5, 2001 to December 27, 2001	January 11, 2002 to August 13, 2004	26	USD x CDI	834,778	(33,439)	15,210

Total				1,692,057	(152,208)	130,507

*	MtM, or Marked-to-Market, represents the Present Value of a bond on a certain day, using the market rates of that day, instead of bond rates

   Exchange Rate Risk

     In 2002, we consolidated our financial risk management processes and adopted the RiskMetrics Parametrical Value at Risk, or the VaR, system (a J.P. Morgan Chase system used worldwide and adapted to the methodology of the Brazilian Central Bank). We seek to limit value at risk of exchange rate fluctuations to 5% of shareholders’ equity. Our policy is to protect against movements against variations in exchange rates for all foreign-denominated debt with a maturity of less than three years (market conditions permitting) through the use of currency swaps and other hedging strategies. Through this policy, we seek to balance the need for preserving cash and protecting against the negative effect of significant variations in exchange rates.

     In 2002, the Brazilian real was devalued 52.27% with respect to the U.S. dollar and 68.16% with respect to the Japanese Yen. On December 31, 2002 we marked-to-market our currency swap positions and the value of our U.S. dollar and Japanese Yen to real swap positions were R$106,079 thousand and R$217,455 thousand, respectively, which we recognized as adjustments to interest income. As of December 31, 2002, the VaR system calculated the value at risk with respect to foreign-denominated debt for which we have not entered into currency swaps or other risk-management strategies as R$323,932 thousand; which is equivalent to 7 .03% of shareholders’ equity. Of this amount, 91% and 9%, is attributable to risk in U.S. dollar and Japanese Yen-denominated debt, respectively.

     We have exchange rate exposure with respect to the U.S. dollar and Japanese Yen and, to a lesser extent, to the Euro. As of December 31, 2002, our net indebtedness (taking into account the hedge effect) in foreign currency was R$4,855.5 million, which included R$2,642.0 million denominated in U.S. dollars, and R$2,213.5 million indexed to other foreign currencies such as the Euro and Japanese Yen.

     The potential immediate loss to us that would result from a hypothetical 20% change in foreign currency exchange rates based on this position would be approximately R$276.5 million, considering the offsetting effect of our derivative hedging instruments. In addition, if such a change were to be sustained, our cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 20% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above are denominated and does not take into account the offsetting effect of such a change on our foreign-currency denominated revenues (principally payments from international operators). Since consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on our results of operati ons. In 2001, the real devalued against the U.S. dollar by 18.67%. In 2002, the real devalued against the U.S. dollar by 52.27%. We entered into certain foreign currency hedging transactions starting in the

Back to Contents

second half of 2000 and continue to use foreign currency hedging transactions. In 2002, we reduced our foreign-currency denominated debt by US$218 million.

     Interest Rate Risk

     As of December 31, 2002, we had, in all currencies, R$4,891.9 million in loans and financings outstanding, of which R$1,969.5 million bore interest at fixed interest rates, and R$2,922.4 million bore interest at floating rates (primarily LIBOR-based). The potential loss that we would have suffered over one year resulting from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our indebtedness on December 31, 2002 would be R$29.3 million. Similarly, an increase of 100 basis points in the CDI rate, would increase the hedged portion of our indebtedness by R$2.6 million. We invest our excess liquidity (R$325.9 million as of December 31, 2002) mainly in short-term instruments denominated in Brazilian Reais (and approximately R$293.2 million in U.S. dollar denominated instruments). The potential loss that we would have over one year resulting from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets on December 31, 2001 would be approximately R$16.6 million. This loss is only applicable to financial liabilities as our short-term investments are under post-fixed interest rates. The sensitivity analyses above are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     We were party to certain credit agreements that contained covenants restricting, among other things, the ability of Telebrás to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebrás System and the ability of the federal government to dispose of its controlling interest in the Telebrás System. The Breakup of Telebrás on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebrás constituted events of default under such credit agreements. In 2000, these credit agreements were renegotiated, and we are no longer in default with respect to any indebtedness.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

     Within 90 days prior to the date of this report, the company, under the supervision and with the participation of the company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the company’s disclosure controls and procedures. Based on this evaluation, the company’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

Back to Contents

     There have been no significant changes in the company’s internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16.   RESERVED

PART III

ITEM 17.   FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-72. The following financial statements are filed as part of this Form 20-F:

ITEM 19.   EXHIBITS

1.1	By-laws of Embratel Participações S.A. (Portuguese)
1.2	By-laws of Embratel Participações S.A. (English translation)
4.1	Management Agreement
8.1	Subsidiaries of Embratel Participações S.A.
12.1	Section 906 Certification

TECHNICAL GLOSSARY

     The following explanations are not intended as technical definitions, but rather, included to assist the general reader in understanding certain terms used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “interconnection charge” or “network usage charge.”

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

     Advanced Voice: Categories of special services dedicated to business users with special purposes, such as toll-free, 0300.

     AMPS (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHZ band, in use in North America, parts of South America, Australia and various other areas.

     Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other modulated electrical audio signals that are not in digital form.

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Automatic international roaming: A service which permits a subscriber to use his or her cellular phone on a foreign cellular operator’s network. The subscriber may receive calls made to the subscriber’s regular cellular number (such calls are “automatically” passed to the foreign operator’s network).

Back to Contents

     Band A Operator: A former Telebrás cellular operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band A.”

     Band B Operator: A cellular operator that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band B.”

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (1) interactive services, including video-telephone/video-conferencing (both point-to-point and multipoint); video-monitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (2) broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     CATV (Cable television): Cable or fiber-based distribution of TV programs.

     CDMA (Code Division Multiple Access): A standard of digital cellular technology.

     Cell: The geographic area covered by a single base station in a cellular mobile phone system.

     Cellular service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) for communications protocol.

     ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 Kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Manual international roaming: A service that permits a subscriber to use his or her cellular phone on a foreign cellular operator’s network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign operator for use while roaming.

     Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

Back to Contents

     Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge” or “interconnection charge.”

     Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

     PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

     Penetration: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

     Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

     Repeaters: A device that amplifies an input signal for retransmission.

     Roaming: A function that enables cellular subscribers to use their cellular phone on networks of operators other than the one with which they signed their initial contract.

     Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference, which permits smaller cells and increases network capacity.

     Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular technology.

     Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

     Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

     VSAT: Very Small Aperture Terminal is a relatively small satellite antenna, typically 1.5 to 3.0 meters in diameter, used for transmitting and receiving one channel of data communication.

Back to Contents

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ Jorge Luis Rodriguez

Name: Jorge Luis Rodriguez
Title: Chief Executive Officer

By:	/s/ Norbert Glatt

Name: Norbert Glatt
Title: Chief Financial Officer & Investor
Relations Director

     Dated: June 27, 2003.

Back to Contents

     I, Jorge Luis Rodriguez, certify that:

     1.  I have reviewed this annual report on Form 20-F of Embratel Participações S.A.;

     2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.  The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Dated: June 27, 2003.

By:	/s/ Jorge Luis Rodriguez

Name: Jorge Luis Rodriguez
Title: Chief Executive Officer

Back to Contents

     I, Norbert Glatt, certify that:

     1. I have reviewed this annual report on Form 20-F of Embratel Participações S.A.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Dated: June 27, 2003.

By:	/s/ Norbert Glatt

	Name:	Norbert Glatt
	Title:	Chief Executive Officer & Investor Relations Director

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000

CONTENTS

Back to Contents

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Embratel Participações S.A.:
Rio de Janeiro–RJ, Brazil.

We have audited the accompanying consolidated balance sheets of EMBRATEL PARTICIPAÇÕES S.A. (the “Company”) and subsidiaries as of December 31, 2002 and 2001 and the consolidated statements of operations, changes in shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embratel Participações S.A. and subsidiaries as of December 31, 2002 and 2001, the results of their operations and the changes in their financial position, and in shareholders' equity for each of the three years in the period ended December 31, 2002 in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 2002 and 2001 and the results of their operations for each of the three years in the period ended December 31, 2002, to the extent summarized in Note 29 of the consolidated financial statements.

DELOITTE TOUCHE TOHMATSU
/s/ Deloitte Touche Tohmatsu

Rio de Janeiro, Brazil

March 17, 2003, except with respect to the matters discussed in Note 20.g. and Note 30.i., as to which the date is May 16, 2003 and to the matters discussed in Note 31, items “a,” “b,” “c” and “d,” as to which the dates are March 24, 2003, March 31, 2003, June 6, 2003 and June 16, 2003, respectively.

Back to Contents

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais)

A S S E T S

	2002	2001

CURRENT ASSETS
Cash and cash equivalents	886,991	652,153
Trade accounts receivable, net	1,590,996	1,929,278
Deferred and recoverable taxes	437,838	606,191
Other current assets	249,055	189,985

Total current assets	3,164,880	3,377,607

NON-CURRENT ASSETS
Deferred and recoverable taxes	1,185,636	490,604
Legal deposits	270,011	341,562
Other non-current assets	40,385	66,865

Total non-current assets	1,496,032	899,031

PERMANENT ASSETS
Investments	267,042	169,627
Property, plant and equipment	7,795,867	7,849,429
Deferred assets – Goodwill	121,787	162,382

Total permanent assets	8,184,696	8,181,438

Total assets	12,845,608	12,458,076

The accompanying notes are an integral
part of these consolidated financial statements.

Back to Contents

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001

CURRENT LIABILITIES
Payroll and related accruals	118,075	99,202
Accounts payable and accrued expenses	1,680,690	1,569,123
Taxes and contributions	252,284	450,308
Dividends and interest payable on capital	37,720	30,240
Loans and financing	2,566,482	1,079,953
Provision for contingencies	53,378	33,573
Employees' profit sharing	42,113	22,610
Actuarial liabilities – Telos	63,973	61,506
Related party liabilities	96,671	39,091
Other current liabilities	121,457	112,258

Total current liabilities	5,032,843	3,497,864

NON-CURRENT LIABILITIES
Loans and financing	2,325,453	2,648,157
Actuarial liabilities – Telos	338,982	358,343
Taxes and contributions	55,557	229,462
Sundry credits	27,008	915

Total non-current liabilities	2,747,000	3,236,877

DEFERRED INCOME	121,889	132,038

MINORITY INTEREST	224,083	244,625

SHAREHOLDERS' EQUITY
Capital share – paid-in capital	2,273,913	2,273,913
Income reserves	1,912,113	1,912,113
Treasury shares	(41,635)	(41,101)
Retained earnings	575,402	1,201,747

Total shareholders' equity	4,719,793	5,346,672

Total liabilities and shareholders' equity	12,845,608	12,458,076

     The accompanying notes are an integral
part of these consolidated financial statements.

Back to Contents

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands of Brazilian reais, except net income (loss) per thousands shares)

	2002	2001	2000

GROSS OPERATING REVENUE:
Telecommunications services	9,217,872	10,052,001	8,954,688
Gross revenue deductions	(2,110,794)	(2,591,045)	(2,240,180)

Net operating revenue	7,107,078	7,460,956	6,714,508
Cost of services	(4,736,435)	(4,954,802)	(4,399,267)

Gross profit	2,370,643	2,506,154	2,315,241

OPERATING INCOME EXPENSES
Selling expenses	(1,076,085)	(1,579,596)	(795,470)
General and administrative expenses	(1,109,119)	(987,958)	(697,487)
Other operating income (expenses), net	30,529	(2,951)	(12,250)

Total	(2,154,675)	(2,570,505)	(1,505,207)

OPERATING INCOME (LOSS) BEFORE INTEREST	215,968	(64,351)	810,034
Interest expense, net	(1,457,015)	(629,980)	(188,316)

OPERATING INCOME (LOSS)	(1,241,047)	(694,331)	621,718
Extraordinary non-operating income– ILL	198,131	-	-
Non-operating income (expense)	10,989	(75,902)	111,224

INCOME (LOSS) BEFORE INCOME TAXES
AND MINORITY INTEREST	(1,031,927)	(770,233)	732,942
Income tax and social contribution benefit (expense)	414,196	222,088	(145,312)
Minority interest	(8,611)	(5,526)	(10,540)

NET INCOME (LOSS)	(626,342)	(553,671)	577,090

TOTAL OUTSTANDING SHARES (IN THOUSANDS)	332,629,361	332,932,361	332,919,028

NET INCOME (LOSS) PER THOUSAND SHARES (IN REAIS)	(1.88)	(1.66)	1.73

     The accompanying notes are an integral
part of these consolidated financial statements.

Back to Contents

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands of Brazilian reais)

		Income reserves

	Capital Share	Legal reserve	Unrealized Earnings Reserve	Treasury shares	Retained Earnings	Total

BALANCES AS OF JANUARY 1, 2000	2,134,427	161,600	1,928,325	(39,888)	1,533,595	5,718,059
Repurchase of shares	-	-	-	(5,047)	-	(5,047)
Sales of shares	-	-	-	3,460	(622)	2,838
Income reserve realization	-	-	(206,703)	-	206,703	-
Net income	-	-	-	-	577,090	577,090
Amounts recorded directly in shareholders’ equity by Embratel	-	-	-	-	740	740
Appropriation of profits –
Transfer to legal reserve	-	28,891	-	-	(28,891)	-
Interest on capital	-	-	-	-	(150,665)	(150,665)
Proposed dividends	-	-	-	-	(60,845)	(60,845)

BALANCES AS OF DECEMBER 31, 2000	2,134,427	190,491	1,721,622	(41,475)	2,077,105	6,082,170
Prior period adjustment – Medical Assistance Plan (CVM Deliberation No. 371) – Note 22	-	-	-	-	(191,050)	(191,050)

Adjusted Balances as of December 31, 2000	2,134,427	190,491	1,721,622	(41,475)	1,886,055	5,891,120
Transfer of retained earnings to capital	139,486	-	-	-	(139,486)	-
Repurchase of shares	-	-	-	-	(65)	(65)
Sales of shares	-	-	-	374	-	374
Recognition of the effects of the merger with Star One – Note 13	-	-	-	-	8,914	8,914
Net loss	-	-	-	-	(553,671)	(553,671)

BALANCES AS OF DECEMBER 31, 2001	2,273,913	190,491	1,721,622	(41,101)	1,201,747	5,346,672
Repurchase of shares	-	-	-	(534)	-	(534)
Other	-	-	-	-	(3)	(3)
Net loss	-	-	-	-	(626,342)	(626,342)

BALANCES AS OF DECEMBER 31, 2002	2,273,913	190,491	1,721,622	(41,635)	575,402	4,719,793

		1,912,113

The accompanying notes are an integral
part of these consolidated financial statements.

Back to Contents

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands of Brazilian reais)

	2002	2001	2000

SOURCE OF RESOURCES:
From operations-
Net income (loss)	(626,342)	(553,671)	577,090
Expenses (revenues) not affecting working capital-
Minority interest	8,611	5,526	10,540
Depreciation	1,075,128	998,368	856,804
Provision for probable investment losses	-	-	75
Amortization	67,040	63,263	-
Monetary and foreign currency exchange variations and other
charges on non-current liabilities	1,458,740	236,279	146,925
Monetary and foreign currency exchange variations and other
revenues from non-current assets	-	120	(1,033)
Foreign currency exchange variation on investments	(97,317)	(26,983)	10
Realization of deferred income	(19,132)	(26,767)	(3,670)
Loss on disposal of property, plant and equipment	5,887	76,398	44,801
Results from long-term derivative contracts	(228,536)	142,556	-
Long-term deferred income tax and social contribution	(696,869)	(168,590)	(80,884)
Actuarial liabilities update – Medical Health Care Plan	(16,736)	-	-
Other operating revenues	(26,445)	(22,667)	-

	904,029	723,832	1,550,658
From third parties-
Increase in non-current liabilities-
Taxes and contributions	861	61,844	125,882
Loans and financing	722,585	1,712,118	555,084
Actuarial liabilities – Medical Assistance Plan Telos (Note 22)	-	193,424	-
Other liabilities	26,093	-	1,417
Donations and grants for investments	-	-	749
Transfer from non-current to current assets	44,075	273,778	109,894
Effect of the merger of Star One	-	8,914	-
Effect of the merger of Star One – minority interests (Note 13)	-	27,221	-
Decrease in legal deposits	181,220	-
Proceeds from sale of property, plant and equipment	5,766	7,938	9,611
Increase in deferred income	8,983	48,178	3,576
Proceeds from sales of shares	-	374	2,838
Subscription of capital of subsidiary by new partner	-	-	133,309
Other	1,479	-	-

Total sources of funds	1,895,091	3,057,621	2,493,018

Back to Contents

	2002	2001	2000

APPLICATIONS OF FUNDS:
Increase in non-current assets	125,427	436,944	231,773
Decrease in non-current liabilities-
Taxes and contributions	173,122	-	-
Additions to investments	98	17,270	210,593
Additions to property, plant and equipment	1,034,700	1,465,008	1,420,187
Proposed dividends and interest on capital	23,728	-	214,170
Effect of capital increase in
Star One – minority interest	5,425	-	-
Repurchase of shares	534	65	5,047
Prior year adjustment (Note 22)	-	191,050	-
Transfer of non-current to current liabilities	2,279,763	855,065	279,151
Other	-	-	1,916

Total uses of funds	3,642,797	2,965,402	2,362,837

INCREASE (DECREASE) IN NET WORKING CAPITAL	(1,747,706)	92,219	130,181

VARIATIONS OF NET WORKING CAPITAL:

CURRENT ASSETS:
At beginning of the year	3,377,607	3,399,485	2,213,880
At end of the year	3,164,880	3,377,607	3,399,485

	(212,727)	(21,878)	1,185,605

CURRENT LIABILITIES:
At beginning of the year	3,497,864	3,611,961	2,556,537
At end of the year	5,032,843	3,497,864	3,611,961

	1,534,979	(114,097)	1,055,424

INCREASE (DECREASE) IN NET WORKING CAPITAL	(1,747,706)	92,219	130,181

The accompanying notes are an integral
part of these consolidated financial statements.

Back to Contents

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts expressed in thousands, except as indicated)

1.   OPERATIONS AND BACKGROUND

      a.  Incorporation

Embratel Participações S.A. (the "Holding Company") was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telecomunicações Brasileiras S.A. - Telebrás. Although the Holding Company was not formed until May 22, 1998, the spin-off was effective using balances as of February 28, 1998, and including all income and expense for the period from January 1, 1998 through February 28, 1998, except for the effect of minor cash allocations from Telebrás at February 28, 1998 (Note 26).

On November 1, 2000, Empresa Brasileira de Telecomunicações S.A. - Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio – communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, the Holding Company transferred its Brazilian satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, renewable for a 15-year term.

       b.  Business and Regulatory Environment

Embratel Participações S.A., through its subsidiary, Empresa Brasileira de Telecomunicações S.A. - Embratel (“Embratel”), provides international and domestic long-distance telecommunications services in Brazil. These services include transmission of voice, data and other services, and are performed under the terms of a concession granted by the Federal Government, which will expire on December 31, 2005 and may be renewed for an additional term of 20 years, subject to a renewal fee.

The business of Embratel and Star One, including the services that they provide and the rates they charge, is regulated by the Agência Nacional de Telecomunicações - Anatel, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and the related regulations, decrees, orders and plans. Embratel and the local fixed telephone operators share interstate and international long-distance revenues through network usage fees based on the terms of an interconnection agreement with Embratel, which became effective in April 1998.

The terms of this interconnection agreement, particularly pricing and technical requirements, affect Embratel’s results of operations, its competitive environment and its capital expenditure policies. The interconnection agreement also provides for a supplemental per-minute charge called Parcela Adicional de Transição ("PAT") that supplements the network usage charge. The PAT was effective until June 30, 2001. It was charged at rates which varied between regions and was intended to neutralize the impact of the new structure on the combined net income of the operating companies within each of the new fixed-line regions. Under the current regulatory framework, all telecommunications services providers must provide interconnection services on a non-discriminatory basis. Subject to certain requirements, providers are free

Back to Contents

to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the final terms.

Under the General Plan of Concessions and Authorizations, the fixed-line companies and the Holding Company were prohibited from offering certain basic fixed-line telecommunications services until they fulfilled certain specified obligations.

Effective July 3, 1999, in connection with the introduction of a new national dialing numbering system that allows telephone users to choose an operator, (i) Embratel is authorized to compete with regional fixed-line companies by providing full intra-regional long-distance service, including calls between local calling areas and (ii) other fixed-line companies are also able to compete with Embratel in the intra-region segment.

On January 23, 2000, a holder of a license to provide services to the inter-regional, intra-regional and international long-distance markets began to offer its services.

On August 15, 2002, Embratel was granted an undefined term of authorization by Anatel to operate Switched Fixed Telephony Services (“STFC”) for local services in areas equivalent to Regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the authorization to operate in domestic territory. Embratel started rendering those services effective in December 2002.

In July 2002, another carrier was allowed to provide inter-regional long-distance services from the state of Sao Paulo. Meanwhile, a separate local service provider also received a fixed telephone long-distance license (Region I) and fixed telephone local licenses (Regions II and III).

The Holding Company and its consolidated subsidiaries are hereinafter referred to as the “Company.”

      c.  Working capital deficiency

For the years ended December 31, 2002 and 2001, the Company incurred net losses and at December 31, 2002 the Company has a working capital deficiency of R$1,867,963. Management’s plans to meet working capital requirements and return the Company to profitability are as follows:

a)	Completion of the restructuring of the short-term portion of a portion of the Company’s debt with financial institutions (Note 20);

b)	Implementation of policies and procedures to improve collectibility of accounts receivables, thus improving cash flow and reducing costs associated with high bad debt rates (Note 12);

c)	Launching of operations in the local telephony market as of December 2002 (Note 1); and

d)	Continuing efforts to reduce operational costs.

Back to Contents

2.   PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

      a.  Basis of Presentation

Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements pursuant to two methods: (i) the corporate law method, which is used for all legal purposes, including the basis for determining income taxes and the calculation of mandatory minimum dividends; and (ii) the constant currency method, to present supplementary price-level adjusted financial statements, pursuant to standards prescribed by the Brazilian Securities Commission (“CVM”).

            a.1.)  The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the Federal Government. The net effect of this restatement process was credited or charged to the statement of income in a single caption, usually entitled “Monetary Correction Adjustments” or “Inflation Adjustments.”

            a.2.)  The Constant Currency Method

The Brazilian Institute of Independent Accountants (“IBRACON”) and the Federal Accounting Counsel (“CFC”) required inflation indexing (Constant Currency Method) of financial statements prepared in accordance with the accounting principles generally accepted in Brazil (“Brazilian GAAP”) when the inflationary effect for the year is significant. Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto were expressed in constant purchasing power as of the latest balance sheet date, in accordance with standards prescribed by the CVM for publicly-traded entities.

            Change in Presentation of Financial Statements

In accordance with the discussion paper issued by International Practices Task Force of the American Institute of Certified Public Accountants (“AICPA”), Brazilian companies as of 2000 were allowed to prepare financial statements in accordance with Brazilian corporate law as the primary basis of accounting in filing with the U.S. Securities and Exchange Commission. Previously, presentation in accordance with Brazilian GAAP, which included restatement to constant purchasing power, was mandatory.

For local reporting purposes, the Company prepared its consolidated financial statements in accordance with Brazilian corporate law, standards applicable to concessionaires of public telecommunications services, and accounting standards and procedures established by the CVM, which includes monetary restatement of permanent assets and shareholders’ equity through December 31, 1995. In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, effective from January 1, 2000, the management of Embratel Participações S.A. elected to change the presentation of its financial statements from Brazilian GAAP to Brazilian corporate law.

Back to Contents

      b.  Accounting for Reorganization of Entities

The formation of the Holding Company has been accounted for as a reorganization of entities under common control on a historical cost basis (Note 26).

      c.  Principles of Consolidation

For consolidation purposes, inter-company balances and transactions were eliminated, including such items as inter-company investments, unrealized profits, and, where applicable, equity adjustments, inter-company income and expense accounts and inter-company balances under short and long-term assets and liabilities. The inter-company investments were eliminated against the respective inter-company shareholders’ equity. Minority interests in the results and in the shareholders' equity of the consolidated subsidiaries were also separately reported.

The consolidated financial statements include the financial statements of Embratel Participações S.A. and its directly and indirectly owned subsidiaries, as follows:

	Voting capital stock

	Direct and/or
	indirect share (%)

	2002	2001

Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8	98.8
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Star One S.A.	80.0	80.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Clearinghouse Ltda.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A.(1)	100.0	-
Gollum Investments, Inc.(2)	100.0	-
Embratel Soluções Ltda.(3)	-	100.0

(1)	On April 18, 2002, the subsidiary Embratel acquired Embratel Uruguay S.A., located in Montevideo, Uruguay, for the purpose of exploring and rendering telecommunications services.
(2)	On December 16, 2002, the subsidiary Embratel incorporated Gollum Investments, Inc., located in Delaware, USA, for the purpose of investing and/or for controlling investments.
(3)	Embratel Soluções Ltda. ceased its operations in April 2002.

      d.  Reclassifications

Certain reclassifications have been made to prior years financial statements in order to be consistent with current year presentation.

Back to Contents

3.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

      a.  Cash and Cash Equivalents

Cash and cash equivalents refer to highly liquid temporary investments with maturity of 90 days or less when purchased. Cash equivalents are stated at cost plus accrued interest, when applicable, which approximates market value.

Marketable securities represent bank certificates of deposit with maturities in excess of 90 days and government bonds and are recorded at their market value, which is equal to cost plus accrued interest. However, despite having these maturities, the Company may redeem the certificates of deposit at any time without penalty or loss of interest. Consequently, these instruments are classified as cash equivalents.

      b.  Trade Accounts Receivable, Net

Trade accounts receivable, net represents amounts receivable from customers for services rendered, billed and/or unbilled at period end, directly or through operating telecommunications companies, including the taxes related to such services but net of the allowance for doubtful accounts. These services include long-distance telecommunications services, data communications services and other services.

Allowance for doubtful accounts represents a management estimate of the accounts for which collectibility is deemed unlikely. The Company constantly monitors its accounts receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity and is gradually increased to reflect any deterioration in recoverability with the aging of receivables. The balance of the allowance for doubtful accounts as of December 31, 2002 and 2001 refers substantially to provisions for amounts over 120 days past due on voice services.

      c.  Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Exchange gains or losses are recorded in the income statement, classified as Financial Income (Expense). The effects of exchange rate differences are detailed in Note 8.

      d.  Investments

Investments principally represent holdings in satellite companies Intelsat, Inmarsat and New Skies, expressed in U.S. dollars, and are recorded at acquisition cost, adjusted for foreign currency exchange gains or losses and net of provisions for probable losses when applicable.

Other investments are recorded at cost less provision for losses, when applicable.

      e.  Property, Plant and Equipment

Back to Contents

Property, plant and equipment are recorded at cost of acquisition and/or construction, less accumulated depreciation, monetarily restated up to December 31, 1995.

The current annual depreciation rates used are calculated on a straight-line basis over the expected useful life of the assets. The depreciation rates are disclosed in Note 15.

Improvements to existing property are capitalized, while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction in progress.

The Company periodically evaluates property, plant and equipment for impairment as a result of technological changes. If the Company determines that property, plant and equipment requires replacement, the remaining depreciation life is shortened to the date of replacement. In circumstances where advance identification is not feasible or where immediate replacement is made in response to changes in business plans or in the technological environment, the residual value of replaced equipment is written-off on the date of retirement from service.

Financial charges arising from financing linked to construction-in-progress are capitalized as part of property, plant and equipment until the asset is placed in service.

As described in Note 15, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest and, where applicable, are subject to monetary correction.

      f.  Deferred assets – goodwill

Goodwill is the excess of the acquisition cost of AcessoNet Ltda. over the book value of the net assets acquired. Goodwill is being amortized over a five-year period, on a straight-line basis, and is periodically evaluated for impairment based on estimates of future profits.

      g.  Vacation Pay Accrual

Cumulative vacation pay due to employees is accrued as earned.

      h.  Income Tax and Social Contribution

Income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution, as described in Notes 10, 13 and 19, based on the assumption of its future realization.

Back to Contents

      i.  Loans and Financing

Principal and interest payable are updated based on exchange or monetary variation and accrued interest as of the balance sheet date, according to the terms of each agreement.

      j.  Provision for Contingencies

The provision for contingencies is updated through the closing dates of the financial statements for losses, according to the nature of each contingency. The basis and nature of the provisions are described in Note 21.

      k.  Deferred Income

Deferred income relates to the sale of rights of way primarily for optical fiber cables to Brazilian telecommunications companies and international companies with activities in the Mercosur region through long-term contracts. In accordance with the terms of the contracts, the clients pay in advance for the right of way and income is recognized on a straight-line basis over the life of the contracts.

      l.  Revenue Recognition

Revenues from voice services are recognized when services are provided, measured primarily by the minutes of traffic processed, after deducting an estimate for billing errors or disputes. Revenues from international services also include revenues earned under bilateral agreements between Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the Company to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly, as they are made, net of the costs of services rendered by overseas telecommunications companies.

Certain data and other services are billed on a fixed-price monthly fee basis, plus a variable fee based on usage, when applicable. Installation revenues on data service contracts are recognized when the installation process is complete.

      m.  Interest Income (Expense)

This represents interest and exchange and monetary variations resulting from financial applications and loans and financing obtained, which are recognized on an accrual basis.

      n.  Research and Development

Research and development costs are charged to expense as incurred and are recorded as general and administrative expenses. Pursuant to a three-year contract signed in May 1998 between Telebrás and Embratel, we made contributions to the research and development center (“CPqD”) operated by Telebrás. Total research and development costs were R$13,900 and R$22,100 in 2001 and 2000, respectively. The

Back to Contents

contract ended in 2001, and no contributions were made in 2002.

      o.   Actuarial Liabilities - Telos

Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 22). Pension and other post-retirement benefit expenses for the year are recorded on an accrual basis. Contributions for the deferred benefit plan and medical assistance plan are actuarially determined.

      p.   Employees' Profit Sharing

A provision for granting employees the right to a share of the profits is accrued based on management’s estimate, the payment of which is subject to approval at the Shareholders’ General Meeting. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Company recorded employees’ profit sharing as operating expenses in the statements of income for the year ended December 31, 2002. For comparative purposes, the prior periods have been reclassified.

      q.   Net Income (loss) per Thousand Shares

Net income (loss) per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

     r.   Use of Estimates

The preparation of consolidated financial statements in conformity with Brazilian corporate law requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results may differ from those estimates.

     s.   Minority Interest

Minority interest refers to the minority shareholder interests in the Embratel and Star One subsidiaries.

Back to Contents

4.   NET OPERATING REVENUE

	2002	2001	2000

Voice-
Domestic long-distance	4,356,796	4,555,279	3,921,377
International long-distance(1)	666,714	857,072	971,921

	5,023,510	5,412,351	4,893,298

Data & Internet-
Corporative and other	1,756,507	1,691,099	1,389,703
Telecommunications companies	75,932	123,630	215,860

	1,832,439	1,814,729	1,605,563

Other services	251,129	233,876	215,647

Total	7,107,078	7,460,956	6,714,508

(1)	Net of the amounts payable to foreign entities, in the amount of R$264,552, R$274,125 and R$223,717 in 2002, 2001 and 2000, respectively.

The Company is required to collect ICMS (state value-added taxes) at a rate of approximately 25% on all long-distance revenues in addition to PIS/COFINS taxes (federal taxes at a combined rate of 3.65%), and under Brazilian corporate law, this is classified as gross revenue deductions.

Embratel receives 100% of the revenues from fixed-line, inter-regional long-distance calls, intra-regional long-distance calls and international calls that it carries and pays certain per minute interconnection charges to the regional fixed-line companies for connection to and use of their networks.

For the years ended December 31, 2002, 2001 and 2000, no single customer represented over 10% of total gross operating revenues.

5.   COST OF SERVICES

	2002	2001	2000

Interconnection/facilities(1)	(3,274,291)	(3,567,487)	(3,210,104)
Depreciation	(981,351)	(929,201)	(797,510)
Personnel	(228,045)	(229,972)	(217,233)
Third-party services(2)	(204,281)	(161,124)	(136,150)
Other	(48,467)	(67,018)	(38,270)

Total	(4,736,435)	(4,954,802)	(4,399,267)

(1)	Embratel pays an interconnection fee when it accesses end customers via the network of another fixed-line telecommunications company. Interconnection fees principally relate to the connection between local exchanges and end customers. Until June 30, 2001, the Company paid a supplemental per minute charge for such interconnection, the Parcela Adicional de Transição (PAT).

(2)	Refers substantially to the maintenance of telecommunications equipment and public services (utilities).

Back to Contents

6.   SELLING EXPENSES

	2002	2001	2000

Allowance for doubtful accounts	(627,136)	(1,155,498)	(362,878)
Personnel	(246,668)	(227,495)	(197,869)
Third-party services(1)	(188,331)	(176,643)	(221,167)
Depreciation and amortization	(3,484)	(2,882)	(898)
Other	(10,466)	(17,078)	(12,658)

Total	(1,076,085)	(1,579,596)	(795,470)

(1)	Refers substantially to marketing, advertising, legal and consulting expenses.

7.   GENERAL AND ADMINISTRATIVE EXPENSES

	2002	2001	2000

Third-party services(1)	(548,853)	(442,127)	(283,257)
Taxes	(163,521)	(180,700)	(97,477)
Depreciation and amortization	(157,333)	(129,548)	(58,396)
Personnel	(134,514)	(162,749)	(128,282)
Management Fee – WorldCom (Note 23)	(36,232)	(37,969)	(67,367)
Employees´ profit sharing	(31,302)	(18,156)	(36,775)
Other	(37,364)	(16,709)	(25,933)

Total	(1,109,119)	(987,958)	(697,487)

(1)	Refers substantially to the maintenance of installations, public services, printing and postage of invoices, auditing and consulting expenses.

8.   INTEREST EXPENSE, NET

	2002	2001	2000

Financial income-
Interest on temporary investments	181,622	92,021	148,959
Monetary variation – credit	396	260	2,618
Foreign currency exchange variation – credit(1)	337,175	100,176	51,529

	519,193	192,457	203,106

Financial expenses-
Interest charges	(346,390)	(273,343)	(179,008)
Monetary variation – charge	(41,652)	(41,710)	(38,622)
Foreign currency exchange variation – charge(1)	(1,588,166)	(507,384)	(173,792)

	(1,976,208)	(822,437)	(391,422)

Total	(1,457,015)	(629,980)	(188,316)

Back to Contents

(1)	In 2002, 2001 and 2000, the Brazilian real devalued by 52.27%, 18.67% and 9%, respectively, against the U.S. dollar, resulting in foreign currency exchange variation expenses in the amount of R$1,588,166, R$507,384 and R$173,792, respectively, which include gains/(losses) on derivative contracts, in the amount of R$703,474, R$(80,747) and R$1,429 in 2002, 2001 and 2000, respectively.

9.   NON-OPERATING INCOME (EXPENSES)

	2002	2001	2000

Revenues-
Proceeds from sale of permanent assets	5,766	7,938	9,611
Income from long-term investments(2)	6,888	40	10,391
Rent of infrastructure to third parties	14,495	10,354	1,376
Gain on sale of interest in Star One(1)	-	-	132,225
Other	3,193	6,135	47,868
Expenses-
Write-off of permanent assets	(11,653)	(84,336)	(54,412)
Sponsorship/cultural incentives (Rouanet Law)	(6,899)	(11,491)	(11,988)
Other	(801)	(4,542)	(23,847)

Total	10,989	(75,902)	111,224

(1)	On November 1, 2000, Embratel incorporated Star One, a new company created to offer broadband satellite services, by contributing its Brazilian satellite rights and obligations. At this same date, a new partner Société Européene des Satellites S.A. acquired 19.99% of the Star One's capital for R$265,534, with options to acquire additional shares within a two-year period, which expired on November 1, 2002 without being exercised. As a result of this transaction, Embratel recorded a gain of R$132,225 in the year ended December 31, 2000.

(2)	Income from long-term investments includes income from the Company's interest in the international satellite operations of Intelsat, Inmarsat and New Skies. These operations are owned by the users of the services and allocate revenues over expenses to their members, based on their rates of utilization of the services, with the objective of meeting a target rate of return.

10.  INCOME TAX AND SOCIAL CONTRIBUTION BENEFIT (EXPENSE)

The Company and its subsidiaries are subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) on their actual profit, and have chosen to pay such taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts originated from such criteria are higher than those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are shown as a deduction from the taxes payable (see Note 19).

The off-set of accumulated tax loss carryforwards and negative basis for calculation of social contribution is limited to 30% of the respective taxable income in each fiscal period. The losses carried forward have no expiration date. On December 31, 2002, Embratel’s tax losses and negative basis for calculation of social contribution are as follows:

Back to Contents

2002

Tax losses	1,079,118
Negative basis for calculations of social contribution	949,040

The composition of deferred tax assets and liabilities, based on temporary differences, is described in Notes 13 and 19, respectively.

      a. Income Tax and Social Contribution

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income tax and social contribution income for the years ended December 31, 2002, 2001 and 2000 totaled R$437,327, R$244,572 and R$199,850, respectively (consolidated), and was calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non taxable revenues (Note 13).

The components of income tax and social contribution for the years ended December 31 are as follows:

	2002	2001	2000

Current
Social contribution	(6,123)	(4,877)	(80,231)
Income tax	(17,008)	(17,607)	(264,931)

Total current expense	(23,131)	(22,484)	(345,162)

Deferred
Social contribution	115,696	66,410	55,266
Income tax	321,631	178,162	144,584

Total deferred benefit	437,327	244,572	199,850

Social contribution – benefit (expense) current and deferred	109,573	61,533	(24,965)
Income tax – benefit (expense) current and deferred	304,623	160,555	(120,347)

Total	414,196	222,088	(145,312)

The current income tax and social contribution charge, reported in the statements of income of 2002 and 2001, arises substantially from Star One.

     b. Reconciliation of Tax Credit (Charges)
            with Nominal Rates

The provision for income tax was accrued based on taxable income at the rate of 15%, plus an additional 10% on the taxable income in excess of R$240. Social contribution was calculated at the following rates:

Back to Contents

2000
January 1 – January 31	12%
February 1 – December 31	9%
2001	9%
2002	9%

The reconciliation between income tax and social contribution based on statutory rates with the amounts recognized as income tax and social contribution benefit (expense) is as follows:

	2002	2001	2000

Net income (loss) before taxes and minority interest	(1,031,927)	(770,233)	732,942

Social contribution benefit (expense) at statutory rates	92,873	69,321	(69,373)
Permanent additions and deductions-
Change of rates	-	-	(5,138)
Tax benefit on amortization of goodwill from merger of
SES Participações S.A. (Note 13)	(2,380)	(2,380)	-
Tax credit on foreign income	-	2,261	31,572
Non-deductible finance charges	4,981	(4,981)	603
Favorable decision on ILL lawsuit	12,961	-	-
Interest on capital	793	587	14,483
Other	345	(3,275)	2,888

Social contribution benefit (expense)	109,573	61,533	(24,965)

Income tax benefit (expense) at statutory rates (25%)	257,982	192,558	(183,235)
Permanent additions and deductions-
Non-taxable gain on sale of interest in subsidiary
(Note 9)	-	-	33,056
Income tax benefit on amortization of goodwill from
merger of SES Participações S.A. (Note 13)	(6,611)	(6,611)	-
Non-deductible finance charges	13,837	(13,837)	1,676
Favorable decision on ILL lawsuit	36,002	-	-
Interest on capital	2,203	1,630	38,254
Other	1,210	(13,185)	(10,098)

Corporate income tax credit (charge) on
statements of operations	304,623	160,555	(120,347)

Total (corporate income tax + social contribution)	414,196	222,088	(145,312)

Normative Instruction SRF (Brazilian Revenue Service) No. 38, of June 27, 1996, clarified the meaning of Article 25 of Law No. 9,249/95, by permitting the non-inclusion in the CSLL calculation basis of the amounts reflecting the results of activities performed partly in Brazil and partly abroad. The resulting credit, originated for the payments made from 1996 to 1998, nominally amounting to R$115,291, was recognized as income, against social contribution expenses, as compensated with future social contribution charges (on a cash basis). During 1999, based on Article 66 of Law No. 8,383/91, the Company partially used its credits by offsetting the social contribution, in the amount of R$83,619, provided for in the period of the PIS and COFINS judicial litigation. In 2000, the monetarily restated balance of the credit, amounting to R$65,617, was offset against Social Contribution charges for the year, with the nominal amount of

Back to Contents

R$31,572 credited to social contribution expenses and the respective monetary variation of R$34,045 to financial income.

      c.  Extraordinary Results - Recovery
            of Tax on Net Income (ILL)

From 1989 through 1992, the Federal Government imposed a tax on undistributed profit distributions (ILL – Imposto sobre o Lucro Líquido). During this period, the Company regularly paid this tax in accordance with the provisions of tax legislation then in force. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created legal precedent, and consequently, other taxpayers filed claims to recover amounts previously paid. In 1999, the Company filed a lawsuit, and obtained an injunction enabling Embratel to offset the ILL tax against income taxes payable from May 1999 to July 2001. Since the offset was still subject to final decision by a higher court, Embratel did not reverse its liability for income taxes payable. In March 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right to offset. In May 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a tax-deductible expense when paid between 1989 and 1992. Considering that the Supreme Court is no longer accepting appeals on this issue, the Company recorded the reversal of the related income tax liability in 2002 as extraordinary income as follows:

2002

Reversal due to favorable decision on ILL suit	144,006
Reversal of financial expense – monetary variation	54,125

Total	198,131

11.  CASH AND CASH EQUIVALENTS

	2002	2001

Cash	-	114
Bank accounts	267,839	292,818

Subtotal	267,839	292,932

U.S. dollars short-term certificates of deposit(1)	164,476	49,257
Marketable securities -
Funds abroad	128,686	87,100
Funds local	242,983	108,600
Bank Certificates of Deposit	83,007	72,580
Private Bonds	-	17,651
Government bonds	-	24,033

Total	886,991	652,153

(1)	Short-term certificates of deposit represent highly liquid marketable securities denominated in U.S. dollars, with maturities of less than 90 days, funded from traffic revenues collected from international operators.

Back to Contents

Marketable securities primarily represent highly liquid fixed income bonds with maturities of less than 90 days.

12.  TRADE ACCOUNTS RECEIVABLES, NET

	2002	2001

Voice services	2,676,977	2,529,338
Data, telecom operators and other services	585,377	596,490
Foreign administrators	319,126	255,519

Subtotal	3,581,480	3,381,347

Allowance for doubtful accounts	(1,990,484)	(1,452,069)

Total	1,590,996	1,929,278

No single consumer accounted for more than 10% of total trade accounts receivable at December 31, 2002 and 2001.

13.  DEFERRED AND RECOVERABLE TAXES

	2002	2001

Deferred tax assets-
Provision for write-off of property, plant and equipment	17,732	43,708
Tax losses	269,779	28,419
Negative basis for calculation of social contribution	85,414	216
Allowance for doubtful accounts	676,765	493,703
Tax credit on merger of SES Participações S.A.(1)	26,974	35,965
COFINS/PIS – temporarily non-deductible	30,402	89,263
Other deferred taxes (provisions)	145,444	132,900
Withholding income tax (IRRF)	75,012	52,410
Recoverable income tax/social contribution	15,133	22,473
Value-added goods and services tax – ICMS	262,564	176,923
Other	18,255	20,815

Total	1,623,474	1,096,795

Current	437,838	606,191

Non-current	1,185,636	490,604

(1)	As part of the agreement for the sale of a minority shareholding in Star One S.A., in January 2001, SES Participações Ltda. (the Brazilian subsidiary of the new minority shareholder) was merged into Star One S.A. Deferred income tax and social contribution credits (Assets), amounting to R$26,974 as of December 31, 2002 (R$35,965 as of December 31, 2001), resulting from that merger, were recognized in Star One S.A.'s financial statements as a deferred asset, with a corresponding credit to a special reserve for goodwill in the shareholders’ equity of the referred subsidiary, as promulgated by Article 6 of CVM Instruction No. 319/99.

Deferred taxes were recorded based on the assumption of future realization, as follows:

Back to Contents

a.	Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b.	Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from Star One, over a five-year period.

c.	Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

Based on management’s estimates of future taxable income that were approved by the board of directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2002 will be realized by the Company.

14.  INVESTMENTS

	Ownership	2002	Ownership	2001

Other investments – at cost
Satellite companies
Intelsat	2.346101%	169,428	2.346101%	103,964
Inmarsat	1.992840%	45,119	1.992840%	29,631
New Skies	2.104549%	47,671	2.104549%	31,306
Other		4,824		4,726

Total		267,042		169,627

The interests in satellite companies are denominated in U.S. dollars and translated to local currency as described in Note 3.d.

15.  PROPERTY, PLANT AND EQUIPMENT

a.	Composition

	2002			2001

		Accumulated	Net book	Net book
	Cost(4)	depreciation	Value	value

Construction in progress	815,705	-	815,705	1,551,887
Switching equipment	1,995,640	(705,486)	1,290,154	952,748
Transmission equipment(1)	7,727,919	(3,731,000)	3,996,919	3,880,998
Buildings and ducts	1,279,754	(645,887)	633,867	642,740
Land	189,869	-	189,869	189,660
Other assets
General use(2)	584,650	(374,640)	210,010	253,504
Intangible(3)	723,413	(263,776)	459,637	292,149
Telecom infrastructure(5)	614,256	(414,550)	199,706	85,743

Total	13,931,206	(6,135,339)	7,795,867	7,849,429

Back to Contents

(1)	Transmission and other equipment include aerial, underground and building cables, private automatic exchanges and power equipment.

(2)	Vehicles, IT infrastructure furniture and fixtures.

(3)	Mainly software licenses and rights of way.

(4)	Cost refers to acquisition or construction, monetarily restated through December 31, 1995.

(5)	Telecommunications support towers, leasehold improvements and energy and climatization system.

            a.1.)  Assets related to the concession contract

Certain assets are allocated for use in services provided under the concession, which prevents their removal, disposal, assignment or use as guarantees in mortgages without the express prior authorization of the regulatory authority.

            a.2.)  Assets acquired through financial leasing

In the first quarter of 2002, the Company decided to start capitalizing the assets acquired through financial leasing contracts and to treat the corresponding obligations as liabilities. Therefore, on the date of the adoption of this practice, the accumulated cost of the leased assets was identified, the related accumulated depreciation calculated according to the estimated useful life of the assets and the amount of the corresponding liabilities were determined and recorded. The adoption of this practice has not significantly impacted the financial statements. As of December 31, 2002, the amount registered in property, plant and equipment was R$56,412 (net of depreciation). The referred obligation was registered in accounts payable and accrued expenses, amounting to R$80,175.

            a.3.)  Assets pledged as a guarantee

As of December 31, 2002, the Company had real estate and other fixed assets amounting to R$416,627 that were listed and/or designated as guarantees in judicial claims.

      b.  Depreciation

The annual depreciation rates applied to property, plant and equipment are as follows:

%

Automatic switching equipment	7.69
Transmission and other equipment	10.00 to 20.00
Buildings and underground ducts	4.00
Other assets	5.00 to 20.00

The average depreciation rate for the year ended December 31, 2002 is 8.94% (10.29% and 9.46% for the years ended December 31, 2001 and 2000, respectively) and the balance of fully depreciated assets amounts to R$1,701,506 (R$1,451,197 on December 31, 2001).

Back to Contents

      c.  Construction of the C-1 Satellite – Star One

In 2002, Star One S.A. signed an agreement for the construction of the satellite “C-1.” The cost of the project is approximately US$126,105, and, according to the original 32-month schedule, will be completed in 2005. Based on the agreement, on December 31, 2002, the amount of R$115,973 related to the payment of 15% of the total costs estimated for the project, plus other building costs incurred until that date, was recorded under the heading Construction in Progress.

In November 2002, Star One and the contractor agreed to revise the technical specifications of satellite C-1, in order to optimize the benefits of this investment. While the final revisions to the specifications are being made, the contractor will work only on the items not affected by possible changes. The final proposal for the revised specifications, including any contractual changes, is expected by the end of the first semester of 2003.

The original agreement provides that if the construction of satellite C-1 is cancelled, the subsidiary Star One would be obliged to reimburse the contractor and its sub-contracted parties the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

16.  DEFERRED ASSETS

	2002	2001

Goodwill on acquisition of subsidiary	202,978	202,978
Accumulated amortization	(81,191)	(40,596)

Net book value	121,787	162,382

On July 23, 2001, AcessoNet Ltda. was merged into Embratel. As required by CVM Instruction No. 319/99 for cases when goodwill paid is economically supported by forecasted future profits, Embratel transferred the goodwill paid upon the acquisition of AcessoNet, in December 2000, to a specific account in deferred charges. This goodwill is being amortized over a five-year period on a straight-line basis. Based on those forecasted future profits, no impairment adjustment has been recognized up to December 31, 2002.

17.  PAYROLL AND RELATED ACCRUALS

	2002	2001

Wages and salaries	3,207	2,881
Accrued social security charges	68,110	59,843
Accrued benefits	46,758	36,478

Total	118,075	99,202

Back to Contents

18.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2002	2001

Suppliers	1,238,376	1,188,446
International operators	326,306	275,235
Consignment for third parties/other	116,008	105,442

Total	1,680,690	1,569,123

19.  TAXES AND CONTRIBUTIONS

	2002	2001

Indirect taxes -
ICMS (value-added tax)	57,479	104,372
PIS/COFINS (social/finance contributions)	26,583	30,008
PIS/Pasep - in suspension	114,263	94,176
COFINS – judicial deposit in court
(increase of tax rate from 2% to 3%)(1)	12,801	186,565
ISS (municipal service tax)	7,786	8,107
Other	19,113	9,882

Income taxes -
Withholding income tax on interest on capital	29,213	22,601
Income tax in suspension - Federal
Senate Resolution No. 82/92 (2)	-	179,612
Income tax – estimate	306	-
Social contribution – estimate	(10)	-

Deferred taxes – liabilities-
Law No. 8,200/91 – supplementary
monetary restatement	40,307	44,447

Total	307,841	679,770

Current	252,284	450,308

Noncurrent	55,557	229,462

(1)	In 1999, Embratel challenged Law No. 9,718/99 which increased: (a) the taxable revenues for calculation of PIS and COFINS, including financial income and exchange variation and (b) the COFINS rate from 2% to 3%. During this process, Embratel continued to accrue the total amount of the tax liability and made judicial deposits for the period from August 1999 through April 2001. In May 2001, the Company began paying PIS and COFINS. On August 29, 2002, Provisional Measure (PM) No. 66 was issued, which permitted the liquidation of fiscal liabilities that were being challenged in court without fines. Embratel decided to avail itself on PM No. 66 and paid this liability amounting to R$173,122, using the corresponding judicial deposits.

(2)	As described in Note 10.c., Embratel has obtained an injunction enabling it to offset the ILL tax against income taxes payable from May 1999 to July 2001.

Back to Contents

20.  LOANS AND FINANCING

	2002	2001

Loans and financing	4,756,245	3,666,558
Accrued interest	135,690	61,552

Total	4,891,935	3,728,110

Current	2,566,482	1,079,953

Non-current	2,325,453	2,648,157

There were no unused commitments for long-term financing as of December 31, 2002 and 2001.

Loans and financing are principally comprised of credits from various banks and also from suppliers of telecommunications equipment used to enhance domestic and international telecommunications services. This debt finances working capital and equipment purchases (mainly satellites and cables) and the launching of B1, B2, B3, and B4 satellites and is to be repaid as set out in the repayment schedule below. The debt is mainly denominated in foreign currencies as shown in the following currency analysis and bears fixed interest rates ranging from 5.71% to 11.20% per annum and variable interest rates ranging from 0.25% to 3.30% per annum over Libor. The Libor rate at December 31, 2002 was 1.38% per annum (1.98% per annum in 2001).

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is protected against exchange variation of the Brazilian Real through “swap” operations (Note 25.b.), as described below:

	2002	%	Average cost of debt	Maturity

Current-
Portion of debt under swap	1,599,623	62.3	99.11% CDI p.a.	From January to
				December 2003
Remaining debt	966,859	37.7	7.26% p.a. in foreign currency(i)	From January to
				December 2003

Total short-term debt	2,566,482	100.0

Non-current-
Portion of debt under swap	246,894	10.6	94.85% CDI p.a.	From February to
				August 2004
Remaining debt	2,078,559	89.4	7.89% p.a. in foreign currency(i)	From January 2004
				to September 2010

Total long-term debt	2,325,453	100.0

Total-
Portion of debt under swap	1,846,517	37.7
Remaining debt	3,045,418	62.3

Total debt(ii)	4,891,935	100.0

(i)	Various interest rates in different currencies expressed in U.S. Dollar equivalents as if all loans were U.S. dollar denominated. The breakdown of debt by currency appears in item “c” of this note.

(ii)	Net of receivable balance originated from hedge contracts - R$499,359 on December 31, 2002.

Back to Contents

The Company's policy is to seek to protect all new debt with maturities of less than three years against exchange variation. This policy seeks to achieve a balance between preserving cash and protecting results from significant variations on exchange rates.

The suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunications services.

In March 2003, the Company renegotiated part of its loans with some banking institutions. Therefore, the original agreements with those institutions were redefined, as regards to repayment schedules, guarantees, breakdown by currency and interest rates, as described in item “g” below.

      a.  Model/Objective

	2002	2001

Local currency-
Permanent assets financing -
Financial institutions	34,724	34,498
Suppliers	1,686	-

Total in local currency	36,410	34,498

Foreign currency-
Working capital	2,766,877	2,163,423
Permanent assets financing -
Financial institutions	2,081,534	1,496,603
Suppliers	7,114	33,586

Total in foreign currency	4,855,525	3,693,612

      b.  Repayment Schedule

Non-current debt as of December 31, 2002 is scheduled to be repaid as follows:

Year

2004	1,087,891
2005	544,333
2006	329,214
2007	203,689
2008 and after	160,326

Total	2,325,453

Back to Contents

      c.  Currency Analysis

Total debt is denominated in the following currencies:

Updated by	2002		2001

	Exchange rate as of December 31 (in R$)	Amount	Exchange rate as of December 31 (in R$)	Amount

Real	-	36,410	-	34,498
U.S. Dollar	3.533300	2,642,030	2.320400	2,634,208
French Franc	0.568215	251,474	0.313113	165,745
German Mark	1.905716	16,246	1.050140	10,580
Japanese Yen	0.029839	1,945,775	0.017704	883,079

Total		4,891,935		3,728,110

      d.  Collateral and Guarantees

The Company has issued promissory notes of R$4,891,935 as of December 31, 2002 (R$3,728,110 as of December 31, 2001) with respect to outstanding loans. These notes are not secured by tangible assets, but are instruments, which may permit claims on assets. Such claims are enforceable by court permission in the event of the Company’s bankruptcy or failure to repay debt or interest.

      e.  Credit Agreement Defaults

Most of the Company's credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The Company's outstanding debt which contains such provisions amounts to R$3,789,642 as of December 31, 2002.

As stated in Note 1.a., on November 1, 2000, Embratel incorporated Star One to manage satellite operations, transferring the satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005. The credit agreements related to these satellites include cross-acceleration provisions that would permit the lenders to accelerate the maturity thereof if the financed assets were sold or transferred to other companies. However, before incorporating Star One and transferring the assets, Embratel’s management obtained from the lenders a waiver regarding the transfer of the assets to Star One, as this was a condition that could have caused an event of default. Most of the waivers conditioned to the maintenance of Embratel as majority shareholder in the new subsidiary (Star One) during the remaining term of agreements.

      f.  Financial agreement for the construction of satellite – Star One

On April 19, 2002, Star One entered into a financial agreement with BNP Paribas in order to finance 85% of the C1 satellite construction costs and 100% of the insurance premium to be paid to COFACE ("Compagnie Française d'Assurance pour le Commerce Extérieur"). The total amount is equivalent to US$122,337, with

Back to Contents

a 36 month grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5 year contract. During the grace period, the interest rate will equal the sum of the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum, to be recorded on a straight-line basis.

The original agreement provides the following guarantee clauses:

f.1.)	during the entire term of the agreement, the subsidiary Star One pledges to keep deposits, in the creditor’s services accounts, in an amount in Brazilian reais equivalent to 6 months of the above mentioned loan in U.S. dollars, and to issue a promissory note in favor of BNP Paribas, in the outstanding balance of principal and interest in U.S. dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially with the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay the cited amounts, in cases where Star One delays contractually scheduled payments;

f.2.)	in the event of unavailability of the above mentioned guarantee, there is the guarantee of part of the accounts receivable originated from the 10-year term agreement signed between subsidiaries Embratel and Star One for the rent of transponders; and

f.3.)	in the event of unavailability of guarantees “f.1.” and “f.2.,” Embratel, the controlling shareholder of Star One, is unconditionally responsible for paying the principal.

During the term of the agreement, the subsidiary Embratel pledges to hold not less than 51% of the total shares with voting rights of Star One.

As of December 31, 2002 the Company had not received any amount related to this agreement. As mentioned in Note 15, the terms of the original agreement for the construction of the satellite are being renegotiated with the contractor for changes in technical specifications, in order to optimize the performance of satellite C-1. Consequently, the building of the satellite and the related financing were postponed in relation to the initial schedule, in order to adjust the terms of the original agreement.

      g.  Renegotiation of debt

In March and April 2003, the Company reached a financing agreement with certain creditors to renegotiate foreign currency debt maturing in 2003 and 2004. The total amount financed under the agreement is US$881 million (R$3,113 million) corresponding to debt maturing in 2003 and the first half of 2004. The interest rates negotiated under the financing agreement are LIBOR plus 4% per annum for foreign currency debt and CDI plus 4% for Brazilian reais debt.

Following are the principle terms of the financing agreement:

•	Bullet loans in the principal amount of US$758 million (R$2,678.2 million). The repayment schedule for each bullet loan is as follows:
	(1)	20 percent to be repaid until the original maturity date of the applicable bullet loan during 2003 and 2004;
	(2)	30 percent to be repaid through 7 equal quarterly payments starting the first quarter after the original maturity date of the applicable bullet loan; and

Back to Contents

(3)	the remaining 50 percent to be repaid by a balloon payment due 2 years after the original maturity date of the applicable bullet loan.

•	Current interest rates will remain effective until the original maturity date of each loan, and the negotiated interest rates will apply to the debt after such date.

•	Creditors were given the choice of converting the original currency of the debt into other currency, including Reais, to be effective from the original maturity date.

Amortizing loan in the principal amount of US$123.9 million (R$437.8 million). For the existing amortizing loans, all repayments due between January 2003 and June 30, 2004 will be extended. The amounts being extended will be repaid equally over the remaining installments due after June 30, 2004. The negotiated interest rates will apply to the loan amounts being extended.

The established main guarantees, which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with “pari-passu” right of participation in guarantees, include part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of the subsidiary.

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, with respect to the following items: the level of debt, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements.

21.  PROVISION FOR CONTINGENCIES

In the normal course of business, the Company is a party to legal proceedings and potential discussions, which were or may be raised by competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involves complex issues, the characteristics of which are unique either to the Company itself or to the telecommunications industry. These issues arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most of the issues discussed below result from procedures in use prior to the Company’s privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, Embratel's management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Contingencies that have been evaluated as probable losses are accrued in the financial statements, as follows:

	2002	2001

Commercial disputes with third parties (a)	17,268	11,340
Labor claims (b)	29,610	22,233
Other judicial claims (f)	6,500	-

Total	53,378	33,573

Back to Contents

      a.  Commercial Dispute with Third Parties

Embratel was notified of the decision reached in an arbitration case by the International Court of Arbitration – ICA, Paris, France, where Embratel and another company were disputing credits and rights deriving from alleged contractual infringements. As of December 31, 2002 and 2001, the Company maintained a provision amounting to R$17,268 and R$11,340, respectively, representing an estimate of the probable loss related to this dispute.

      b.  Labor Claims

The provision for loss on labor claims amounted to R$29,610 on December 31, 2002 (R$22,233 on December 31, 2001). Such amount represents management’s estimate, based on legal advice of probable loss on numerous suits filed by current and former employees.

As of December 31, 2002, the Company had unaccrued labor contingencies, in the amount of, approximately, R$27,697 (R$28,839 on December 31, 2001) related to those claims for which its legal counsel evaluated the probability of loss as possible and consequently, no loss provision was recorded.

            b.1.)  INSS (Brazilian Social Security Institute)

On September 5, 2001, Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total amount of the INSS assessment is R$55,000. Having exhausted appeals at the administrative levels, the Company immediately filed a court appeal seeking to eliminate this assessment. Based on this initial appeal, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount of R$22,930, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In light of the good possibility of success on the judicial appeal and in view of analyses conducted internally and by the Company’s Legal Counsel, which have identified a series of mistakes in the calculations of the claims made by INSS, no loss provision was recorded relating to this assessment.

      c.  Tax Contingencies

            c.1.) Withholding Income Tax on Remittances to Foreign Telecommunications Companies

Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian tax law generally requires Brazilian recipients of services from foreign companies to withhold income tax from payments to such foreign companies for such services.

However, the Company has never withheld Brazilian income tax from such payments, based on the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, which is in force in Brazil, having been approved by Decree Law No. 55, of October 4, 1989, ratified by a

Back to Contents

Presidential letter dated January 21, 1990, and promulgated by Presidential Decree No. 70, of March 26, 1991. As a result, Embratel is required to comply with the Administrative Regulation of the International Telecommunication Union (“ITU”), of which Brazil is a member. Accordingly, management believes that Embratel is under no obligation to withhold income tax on the remittances abroad to telephone operators for payment of international calls originating from Brazil, as established in the International Telecommunications Regulations approved in Melbourne, Australia, on December 9, 1988.

Hence, on February 8, 1999, the Company submitted a formal consultation on the matter to the Brazilian Income Tax authorities. In their response dated September 3, 1999, the tax authorities claimed that the exemption from the withholding income tax on remittances abroad is applicable only as of October 19, 1998, based on Decree No. 2,962/99, which approved the Constitution and Convention of the ITU. In their reply, the tax authorities also recognized that the withholding income tax on remittances made by the Company to foreign telecommunications operators should comply with Article 7 of the OECD Model. These guidelines are followed by Brazil for bilateral treaties on avoidance of double taxation, wherever doing so does not result in breaches of specific treaties or of additional protocol. In October 2000, responding to a request from the Ministry of Communications, the Federal Attorney General's Office issued an expert opinion against the applicability of the Melbourne Treaty. More recently, in August 2002, the Federal Revenue Agency (“SRF”), responding to a consultation made by another tax payer, reiterated its opinion on the non-remittance of income tax on outbound traffic.

Upon the aforementioned opinion of the SRF, providing that the non remittance of the withholding income tax would be valid only after October 19, 1998, on December 23, 1999, the Company was assessed by the SRF in the amount of R$410,697 for not withholding income tax on payments made from December 1994 to October 1998. Such taxation did not take into consideration the analysis of bilateral double taxation treaties, which was specifically mentioned in the income tax authorities' response to the formal consultation made.

Accordingly, the Company challenged this assessment and submitted its administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court.

Regarding the administrative defense, on September 10, 2002, the SRF issued a decision, which is still to be reviewed at the second administrative level, reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment, as well as the exclusion of payments made to countries supported by bilateral double taxation treaties, according to the decision given by the SRF in response to the formal consultation made. On September 30, 2002, the Company made the administrative deposit in the amount of R$35,532 (including interests and fine), with a reduction of 30% relating to a judicial fine, pending a final review of this matter.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro on January 14, 2002, a decision was issued which revoked the writ of mandamus. However, a fiduciary bank guarantee was presented and the payment of the credit will remain in suspension until the final decision is made. The Company is currently challenging that sentence.

On December 23, 2002, the Company was notified of a decision by the SRF, which modifies their previous interpretation on this matter, indicating that withholding income tax is applicable to payments to foreign companies for outbound traffic from the date of the payment. In view of legal precedent that contradicts this new interpretation by the SRF, the Company has challenged this decision at the administrative level.

Based on the opinion of the Company's management and legal counsel, which considers that the possibility of loss is remote, no loss provision was recorded with respect to this dispute.

            c.2.)  Income Tax on Inbound International Income

Back to Contents

Based on its legal advisors' opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation, inasmuch as Law No. 9,249 of December 26, 1995, did not revoke the exemption established by specific legislation.

In connection with this matter, in late March 1999, the SRF assessed the Company in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, Embratel filed an administrative defense against this assessment. On October 24, 2002, the first administrative level issued a decision, which maintained the assessment. The Company will appeal this decision before the Taxpayers' Council.

On June 17, 1999, Embratel was further assessed for nonpayment of income tax on net foreign source income for a part of the year 1998 amounting to R$64,396. Embratel filed an administrative defense contesting this assessment, but it was maintained at the administrative level. The Company requested a writ of mandamus, which was later revoked on September 25, 2002. The Company filed suit to challenge this decision, and on December 12, 2002, the Court suspended payment, pending a final decision.

The Company has been paying income tax on the net foreign source income since 1998 until the tax dispute is solved.

The Company's management and its legal counsel consider that the probability of loss in this case is only reasonably possible and consequently no loss provision was recorded.

            c.3.)  ICMS for Services Provided

Until the introduction of Complementary Law No. 87 of September 13, 1996 (Official Gazette of September 16, 1996), the Local Telecommunication Operating Companies invoiced and collected State Value Added Tax ("ICMS") on Fixed Line Telecommunication Services, on a reduced basis equivalent to an effective rate of 13%, in accordance with ICMS Convention No. 27 of March 29, 1994.

After the above mentioned Complementary Law went into effect on September 16, 1996, the telecommunications operating companies of the Telebrás System were instructed by Telebrás to no longer invoice and collect such tax on international outbound telephone traffic.

Currently, certain state tax authorities impose fines on local telecommunications carriers for non-payment of ICMS related to international traffic.

Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, also considered by the Company as partially or entirely exempt or non-taxable. Based on the facts currently available, the Company's management, jointly with its legal counsel, considered the probability of loss on this issue to be remote. The fines that may lead to losses, according to the legal counsel, represent a total of approximately R$351,000 as of December 31, 2002 (R$290,000 as of December 31, 2001). As a result of this evaluation, no provision was recorded in the financial statements.

In July 2002, Star One was assessed by the ICMS (Value Added Tax) tax authorities, in the state of Rio de Janeiro, in the amount of R$236,000. These assessments refer to the ICMS tax on the rental of transponders and on broadband Internet services. Star One believes that there is no ICMS obligation on the referred services. In addition, the assessments were made considering the total amount of revenues in the trial balance. The tax authorities did not consider a number of factors that would reduce the tax base, even if the ICMS were levied on such activities. Star One filed an administrative defense against these assessments and a decision is still pending. In view of the nature of those services, the Company believes

Back to Contents

that it can prevail in its arguments. Based on the interpretation of the Company’s management and legal counsel, who consider the possibility of loss to be possible, no loss provision was recorded in the financial statements with respect to this dispute.

Meanwhile, the Company is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

            c.4.)  PIS/COFINS Taxes

On August 21, 2001, Embratel received two tax claims from the SRF, totaling R$501,000, including fines and interest for prior years' PIS/COFINS taxes.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70. In similar cases, the Taxpayers' Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by the Company. The Company filed an administrative defense against this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro maintained the assessment. Therefore, the Company appealed this decision before the Taxpayers’ Council in August 2002.

The second claim, in the amount of R$342,000, is related to COFINS exemption on the exportation of telecommunications services for revenues through the end of 1999. Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. As disclosed in prior periods, there were substantial mistakes in the calculations of the tax auditor. As of July 26, 2002, the decision at the first administrative level confirmed the Company's understanding in relation to those mistakes, thus the fine was reduced by R$220,000. In view of this event, the actual remaining amount is R$122,000. The Company is challenging this decision to a higher administrative level. Additionally, contradictory arguments were made in support of the claim, which reflect the lack of basis for the assessment. They have strengthened the Company's legal defense, making it likely that the entire case will be dismissed.

Based on the facts and arguments provided, and also on the opinion of its legal counsel, the Company's management evaluated the probability of loss related to these assessments as remote. Accordingly, no loss provision was recorded.

      d.  Other Taxes

The determination of the manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with the current legislation. Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

      e.  Contingencies Related to Anatel and The
             State Government of São Paulo

As a result of the inconveniences placed on telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

Back to Contents

The Company filed suit contesting the validity of the fine and on April 24, 2001, despite the favorable opinion from the prosecutor's office, the lower court decision was announced, ordering the Company to pay the fine, but favoring the Company's request for lowering the amount from R$55,000 to R$50,000. The Company appealed to the Court contesting this decision and obtained a preliminary judicial injunction, which may guarantee the non-payment of the fine while discussing this matter at the second court level.

Based on the same facts, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action in the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the Company and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The Company filed an appeal against this decision and is currently awaiting the outcome.

The Company's management and its legal counsel consider that the probability of loss in these cases is reasonably possible and consequently, no loss provision was recorded.

      f.  Other judicial claims

Embratel is a defendant in two judicial claims against the Company for payment of indemnities for alleged unsettled contractual charges.

Considering the current status of the lawsuits and the arguments presented by legal counsel, the Company evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$6,500 in the financial statements.

Embratel is also a defendant in two judicial claims against the Company for payment of amounts arising from interconnection agreements with two local operators, which totaled approximately R$520,200. This amount relates to disputed amounts from 2000.

Regarding the lawsuit filed in Rio de Janeiro, the current disputed amounts are now being deposited in court. The Company has already deposited the total of R$34,436 from August to November of 2002. In the judicial claim filed by the other local operator, the Court has yet to evaluate the request to force the Company to pay the currently disputed amounts, and the only deposit made was R$47,315 concerning the invoices which were due last October.

Considering the terms of the agreements and legal arguments that support the Company’s position, as well as the counter-claims that the Company has filed against these companies, and also considering the initial phase of both claims, the Company and its legal counsel evaluate the probability of loss in these cases as possible, thus no provision was recorded in the financial statements.

22.  ACTUARIAL LIABILITIES - TELOS

Embratel sponsors a defined contribution plan, a defined benefit plan and a post-retirement medical assistance plan, all managed by the Fundação Embratel de Seguridade Social (“Telos”). Telos, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. Embratel founded it on August 1, 1975.

Back to Contents

The rate of contribution for the defined benefits plan for 2002, 2001 and 2000 was 19.8% of the salary of the active participants in this plan (34 participants on December 31, 2002).

Subsequent to the privatization, the Company created a defined contributions plan through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' salary, in addition to the extraordinary contribution, provided in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death, also considering lifetime income for the participants or beneficiaries.

Contributions to the defined benefit and post-retirement medical assistance plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary and Telos, and approved by the Brazilian pensions regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets when the statement was signed, subject to a minimum increase based on IGP-DI plus 6% p.a. As of December 31, 2002, the outstanding balance payable to Telos amounts to R$189,098 (R$226,425 on December 31, 2001).

The above mentioned pension and medical health care plans sponsored by Embratel and Star One are the only post-employment benefits granted to employees.

CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, established new accounting guidelines for recording and disclosing the effects of employee benefit plans. These new guidelines required obligations related to all post-retirement benefits to be recognized in the financial statements. Consequently, on December 31, 2001, the Company recorded a liability in the amount of R$191,050 against shareholders’ equity, as a prior period adjustment, as defined in the referred legislation.

Reconciliation of Assets and Liabilities to be Recognized in
Financial Statements as of December 31, 2002:

	Defined		Defined
	benefit		contribution		Health
	plan		plan		care plan

Actuarial liabilities - present value	(894,115)		(939,699)		(278,607)
Fair value of the plan assets	952,427		830,527		58,103

Present value of liabilities in excess
of fair value of plan assets	58,312		(109,172)		(220,504)
Actuarial (gains) or losses unrecognized	4,046		(50,005	)(2)	6,647
Actuarial assets unrecognized by subsidiary Embratel	(62,358	)(1)	(29,921	)(3)	-

Net actuarial liabilities	-		(189,098	)(3)	(213,857)

Back to Contents

(1)	Actuarial assets are not recognized for the following reasons: (a) there is no forecast for reduction of future contributions; and (b) there are no assurances that this surplus will be maintained over the coming years.

(2)	Represents gains recorded related to the non-payment of interest and fines on income tax related to the period from January 1, 1997 through August 31, 2001, as provided by Normative Instruction No. 126 of the SRF, issued on January 25, 2002, and Provisional Measure No. 2,222, issued on September 4, 2001. The aforementioned gains are being deferred, in conformity with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.

(3)	Unrecognized actuarial assets by the agreement signed on September 1, 1999 (statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency). According to the statement, Embratel is committed to pay the amount stipulated in up to 20 years. The statement does not foresee the revision of the liability in an eventual future actuarial insufficiency.

Main actuarial assumptions for 2002 and 2001 used at balance sheet date:

      a.  Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns for plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a.
(iv)	Long-term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98(1)
(vi)	Health care cost trend rate	Inflation + 5.54% p.a. (2) = 10.6% p.a.

(1)
The wage and benefits capacity factor aims to reflect the monetary loss of the amounts verified on the date of evaluation, considering the periodicity and indexes used to recover losses due to inflation.

(2)	Decreasing to Inflation + 2.70% p.a. after 44 years.

      b.  Other assumptions:

(i)	Table of general mortality rate	UP-94 with 4 years of severity
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer table of entry into disability
(iv)	Turnover	Not used

Statement of changes in actuarial liabilities:

	2002	2001	2000

Beginning balance	419,849	272,828	318,889

Plus – Interest and updating of actuarial obligations	58,548	42,405	38,437
Plus - Actuarial liabilities arising from CVM
Deliberation No. 371 (medical health care plan)	-	193,424	-
Less – Payments made during the year	(75,442)	(88,808)	(84,498)

Actuarial liabilities	402,955	419,849	272,828

Current	63,973	61,506	61,725

Non-current	338,982	358,343	211,103

Back to Contents

Actuarial liabilities breakdown:

Defined contributions plan (unsecured liabilities)	189,098	226,425	272,828
Medical assistance plan	213,857	193,424	-

Total	402,955	419,849	272,828

23.  TRANSACTIONS WITH RELATED PARTIES

After privatization, the major transactions with related parties were entered into with WorldCom, under normal market conditions for these types of operations. Balances receivable and payable as of December 31, 2002 and 2001, resulting from such transactions, are as follows:

	2002	2001

ASSETS:
Current -
Foreign telecommunications operators
(telephony traffic) -
WorldCom	86,379	61,254

LIABILITIES:
Current-
Foreign telecommunications operators
(telephony traffic) -
WorldCom	66,050	44,018
Proceda	167	1,300
Other telecom companies	1,980	615
Management fee – WorldCom	92,871	38,244
Other liabilities – WorldCom	3,800	847

	2002	2001	2000

INCOME STATEMENT:
Net operating revenues -
International traffic WorldCom	128,760	135,616	152,448

Cost of services -
International traffic WorldCom	(85,623)	(74,460)	(48,496)
Proceda	(14,505)	(5,623)	-
Other	(4,044)	(1,570)	-

General and administrative expenses-
Management fee – WorldCom	(36,232)	(37,969)	(67,367)
Other WorldCom	-	(847)	-

Interest income -
Loan – Proceda	-	-	1,759

Interest on capital expense – Startel	-	-	(29,148)

Financial expenses -
Management fee exchange variation	(18,395)	(1,454)	-

Back to Contents

The Company and WorldCom, through one of WorldCom's affiliates, entered into a Management Agreement as of August 4, 1998, which was approved by the shareholders of the Company, pursuant to which WorldCom will provide advice regarding the management, operations and business of the Company. Under the agreement, the Company has to pay WorldCom as compensation for its management services in 1999 and 2000, an amount equal to one percent of the Company's annual net revenue during each such year. The compensation for management services to be provided in 2001 and 2002 is one half percent of the Company's annual net revenue in each such year. For 2003, the compensation for management services to be provided is two tenths of one percent of the Company's annual net revenue for such year. During 2002, 2001 and 2000 the Company expensed R$36,232, R$37,969 and R$67,367, respectively, for management services fees pursuant to the Management Agreement.

24.  INSURANCE

      a.  Embratel

On December 31, 2002, Embratel had insurance contracts with a total amount of risk equivalent to R$12,551,379 and maximum indemnity limited to R$1,151,856 covering its equipment and that of third parties located on the subsidiary's premises, as well as business interruption. The assets and liabilities of material amounts and risks are covered by insurance in accordance with the concession contracts.

      b.  Star One

All Earth Station Equipment is insured at its approximate replacement value. On December 31, 2002, the satellites were covered as described below (in local currency equivalent to U.S. Dollars on that date):

	Amount	Net book
Satellite	insured	value

B1	106,361	-
B2	129,483	8,228
B3	286,713	68,382
B4	451,761	169,192

25.  FINANCIAL INSTRUMENTS

      a.  General Terms

Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of operating strategies and determination of limits.

Back to Contents

      b.  Derivatives - Currency

Embratel has loans denominated in foreign currency (mainly in U.S. dollars) and with variable rates of interest. Accordingly, it is exposed to market risk from changes in foreign-exchange rates and interest rates. Embratel manages risk arising from fluctuations in currency exchange rates, which affect the amount of Brazilian reais necessary to pay the foreign currency denominated obligations, by using derivative financial instruments, primarily currency swaps.

While such instruments reduce Embratel’s foreign-exchange risks, they do not eliminate them. Credit risk exposure is managed by restricting the counterparts on such derivative instruments to major financial institutions with high credit quality. Therefore, the risk of nonperformance by the counterparts is considered to be negligible. Embratel does not hold or issue financial instruments for trading purposes.

As of December 31, 2002, Embratel had outstanding currency swap contracts in the notional amount of R$1,492,801 (R$1,692,057 in 2001) to reduce the impact on its obligations of devaluations of the Brazilian real.

Under the terms of these swap arrangements, the Company is required to pay the counterparts the amounts, if any, by which the variation of the CDI rate (the interest rate applicable to interbank certificates in Brazil) on the notional value exceeds the variation of the foreign exchange rate for the same period. If the inverse occurs, the Company is entitled to receive the difference from the counterparts.

The Company does not account for any of its derivative instruments as hedges. Such instruments are recorded in the balance sheet either as an asset or liability measured at their settlement values through earnings as an adjustment to financial income or expense in the period in which the change occurs.

            b.1.)  Foreign currency swap agreements

As mentioned above, the Company manages risk arising from fluctuations in currency exchange rates by using derivative financial instruments, primarily swap agreements with banks. The Company’s policy is to hedge all new debt with maturity of less than three years (Note 20). These operations are swaps between two variable rates: foreign currency x CDI (Interbank Deposit Certificate).

The contracts outstanding at December 31, 2002 can be summarized as follows (all amounts in thousands of Brazilian reais):

Classes			Number of		Accounting balance
					(liability) as of
	Date of contracts	Expiration dates	contracts	Notional amount	December 31, 2002

JPY x CDI	May 8, 2001	January 15, 2003
	to June 03, 2002	to June 1, 2004	25	826,689	324,297

USD x CDI	July 16, 2001	January 28, 2003
	to June 07, 2002	to August 13, 2004	19	666,112	175,062

			Total	1,492,801	499,359

Total gain/(loss) on swap agreements realized during years 2002, 2001 and 2000 were R$703,474, R$(80,747) and R$1,429, respectively.

     c.  Criteria, Assumptions and Limitations of the Market Value Calculation

Back to Contents

Estimated market values of the Company's financial assets and liabilities are determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated market values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The market value information estimates presented below are based on pertinent information available to management as of those dates. Although management is not aware of any factors that would significantly affect the estimated market value amounts, current estimates of market values may differ significantly from the amounts shown. Such amounts have not been comprehensively revalued for purpose of these financial statements since those dates.

Where no comparison of book versus market value is presented for a financial asset or liability line item in the schedule below, management believes that no significant difference in value exists.

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are shown below:

	As of December 31,

	2002		2001

	Book value	Market value	Book value	Market value

Deferred and recoverable taxes	1,623,474	1,073,854	1,096,795	952,732
Marketable securities	454,676	454,676	309,964	309,964

Assets	2,078,150	1,528,530	1,406,759	1,262,696

Taxes and contributions	307,841	282,868	679,770	622,300
Loans and financing	5,391,294	4,547,315	3,575,902	3,428,869
Swap/Hedge	(499,359)	(323,535)	152,208	130,507

Liabilities	5,199,776	4,506,648	4,407,880	4,181,676

            c.1.)  Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable - Current

The book values approximate the market values because of the high turnover of these instruments.

            c.2.)  Deferred and Recoverable Taxes/Taxes and Contributions

Market value was calculated by discounting future expected cash flows according to the TJLP (a Brazilian benchmark long-term interest rate).

            c.3.)  Loans and Financing

Back to Contents

Interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities were used to estimate market value.

26.  SHAREHOLDERS’ EQUITY

      a.  Capital Share

The authorized capital on December 31, 2002 and 2001 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 as of December 31, 2002 and 2001. It is comprised of 334,399,028 thousand shares without par value, held (in batches of one thousand shares) as follows: 124,369,031 thousand common shares and 210,029,997 thousand preferred shares. The book value per share (batches of one thousand shares, expressed in reais) as of December 31, 2002 and 2001, amounts to R$14.11 and R$15.99, respectively.

As of June 29, 2001, Startel Participações Ltda., which held 19.3% of the Company’s capital share, transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações Ltda., which now holds 0.7% of the Company’s capital stock.

The capital share of the holding company is comprised of preferred shares and common shares, all without par value. At December 31, 2001 and 2000, there were, respectively, 208,563,330 thousand and 208,549,997 thousand outstanding preferred shares (net of 1,466,667 thousand and 1,480,000 thousand preferred shares held in treasury, respectively) and 124,369,031 thousand outstanding common shares.

The capital may be increased only by a decision taken at a shareholders' meeting or by the board of directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

The preferred shares are non-voting, except under certain limited circumstances, and are entitled to a preferential non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital (corporate law), by the number of shares of the Holding Company, and priority in relation to the common shares in the event of liquidation of the Holding Company.

Under Brazilian corporate law, the number of non-voting shares, such as the preferred shares, may not exceed two-thirds of the total number of shares.

      b.  Income Reserves

            b.1)  Legal Reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

            b.2)  Unrealized Earnings Reserve

Back to Contents

This reserve apparently originated from the Telebrás spin-off (Note 1), and results from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiaries, or to complement minimum dividends due to preferred shareholders.

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the terms foreseen in Article 202 of the referred Law and the Company’s by-laws, which exceeds the net earnings for the period. Therefore, the amounts constituted from the issuance of Law No. 10,303/01 now represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance, which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the base for calculation of dividends.

      c.  Dividends and Interest on Capital

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever is higher (Company’s by-law alteration on December 30, 2002), and have priority in relation to the common shares in the event of liquidation of the Company.

According to the Company's by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company's by-laws and in accordance with Brazilian corporate law. The proposed dividends are appropriated at year-end.

Under Brazilian corporate law, amounts available for dividend distribution are limited to the balance of retained earnings reported in accordance with corporate law accounting. As of December 31, 2002, retained earnings of the Holding Company amounted to R$575,402 (R$1,201,747 as of December 31, 2001).

On December 31, 2000, the Holding Company credited interest on capital to its shareholders as an integral part of the dividends according to Article 9 of Law No. 9,249/95 and management's proposal, subject to approval at the Shareholders' General Meeting.

For this proposal of dividends payable on December 31, 2000 in the form of interest on capital, the Holding Company applied the following calculation used for common and preferred shares, as follows:

	Shares

	Common	Preferred

Amount of subscribed capital	2,134,427

Share participation(%)	37.3571	62.6429
Capital	797,361	1,337,066
Minimum statutory dividend(%)	6	6

Minimum dividends	47,842	80,224

Back to Contents

Interest on capital	56,284	94,381
Income tax at source at the rate of 15%	(8,442)	(14,157)

Interest on capital, net of income tax at source	47,842	80,224

Interest on capital, net of income tax at source - per thousand shares (reais)	0.384675002	0.384675002

In addition to interest on capital, on December 31, 2000, management proposed the distribution of dividends in the amount of R$60,845, approved at the Shareholders' General Meeting, as follows:

	Shares

	Common	Preferred

Proposed dividends	22,730	38,115

Proposed dividends – per thousand shares	0.182760825	0.182760825

The adjusted net profit is as follows:

2000

Holding Company net income for the year	577,830
Appropriation to legal reserve	(28,891)
Reversal of unrealized earnings reserve	206,703

Adjusted net income – dividend calculation basis	755,642

Proposed dividends	60,845
Interest on capital, net of income tax at source
at the rate of 15%	128,066

Total of dividends and interest on capital, net	188,911

Percentage of dividends and interest on capital, net,
on the calculation basis	25.0

The Company's management proposed the following appropriation of net income for the year 2000 – R$577,830 or R$1.73 per thousand shares.

2000

For legal reserve - 5%	28,891
For dividends	60,845
For interest on capital	150,665

For the years ended December 31, 2002 and 2001, the Company’s adjusted result, the basis for distribution of dividends, was negative.

      d.  Treasury Shares

Back to Contents

As of December 31, 2002, the Holding Company held 1,769,667 thousand of its own preferred shares in treasury (1,466,667 thousand of preferred shares on December 31, 2001), at a weighted average cost of R$23.53 per thousand shares (R$28.02 on December 31, 2001). During 2002, there were no sales of treasury shares.

The market value per lot of 1,000 preferred shares at the end of 2002, expressed in reais, was R$3.74.

      e.  Stock Option Plan

The stock option plan was approved at the Shareholders’ General Meeting held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority. The plan grants directors and employees the option of acquiring preferred shares at market value on the grant date in the proportion of 25% in each annual period, the first being after an eight-month period from the date the option was granted, and the other every January after 2003. The options must be exercised within 10 years of the grant date. Until the third quarter of 2001, the market value at grant date was restated by the General Market Price Index (IGP-M) until the exercise date, with exercise proportional to 33.33% in each base-period, after one year as from the grant date, also within the limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares) -
Open options as of January 1, 2000	1,762,667
Options offered in 2000	2,048,265
Options exercised in 2000	(122,700)
Options sold in 2000	(4,800)
Options cancelled in 2000	(130,000)

Open options as of December 31, 2000	3,553,432

Options offered in 2001	6,264,711
Options sold in 2001	(13,333)
Options cancelled in 2001	(3,540,099)

Open options as of December 31, 2001	6,264,711
Options offered in 2002	2,097,333
Options cancelled in 2002	(477,615)

Open options as of December 31, 2002	7,884,429

Weighted average exercise price of the purchase options
on December 31, 2002 (per thousand shares, expressed in reais)	5.44

      f.  Retained Earnings

Retained earnings were destined to permanent investments of the Company, duly documented in a budgetary appraisal approved by Management, as foreseen in Article 196 of the Corporate Law and in Article 8 of CVM Instruction No. 59, of December 22, 1986. Such retention will be deliberated at the Shareholders’ General Meeting.

Back to Contents

In March 28, 2001, the Company's management used retained earnings for a capital increase amounting to R$139,486, enough to comply with Article 199 of Law No. 6,604/76, which states that whenever income reserves and retained earnings amounts exceed the capital stock amount, the shareholders should deliberate on the application of such excess, which may be used to increase capital or be distributed as dividends.

g.	Reconciliation of Shareholders' Equity and Net Income (loss) of the Holding Company to those of the Consolidated Financial Statements

As of December 31, the reconciliation between the Holding Company’s net loss for the period and the consolidated net loss is as follows:

	2002	2001	2000

Holding Company	(626,345)	(544,757)	577,830

Recognition of the effects from the merging process
which occurred in Star One (Note 13)	-	(8,914)	-
Recognition of the effects of other subsidiaries
in Embratel	3	-	(740)

Consolidated	(626,342)	(553,671)	577,090

27.  COMMITMENTS WITH ANATEL (UNAUDITED)

The table below shows the quality, demand and traffic commitments established in the commitment protocol for 2003 and the status of Embratel’s compliance with these commitments on December 31, 2002.

Indicator	Situation on December 31, 2002	Goal established by Anatel for 2003

Rates of domestic long distance calls, completed in each peak period of fixed telephone switching services -
Morning	68.2%	65.0%
Afternoon	70.2%	65.0%
Night	63.0%	65.0%
Rates of completed calls for services with telephone customer service up to 10 seconds in each peak period of the fixed
telephone switching service -
Morning	95.0%	93.0%
Afternoon	93.9%	93.0%
Night	95.9%	93.0%
Requests for repair of public telephone sets, for 100
telephones in operation, per month	20	12
Number of accounts with complaints of errors for each thousand	0.78	3
Quantity of public telephones in operation in the service
concession area	1,241	(* )

Back to Contents

(*)	There is no fixed goal for this indicator in the regulations.

Concerning the authorization obtained by Embratel for operating Switched Fixed Telephony Services for local areas (Note 1), Anatel has not yet defined neither parameters and quality indicators related to that service, nor dates for such commitments to be valid thereafter.

28.	VOLUNTARY DISMISSAL PROGRAM

Embratel completed, in the first half of January 2003, a Temporary Dismissal Program (the “Program”), which granted financial assistance and social incentives.

The Program, initiated in December 2002, was designed for employees who were already retired through INSS and those who were entitled to retire, proportionally or integrally, through the employee pension plan (Telos).

In order to implement this Program, Embratel set up a provision in December 2002 in the approximate amount of R$20,000.

29.	SUMMARY OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES IN ACCORDANCE WITH BRAZILIAN CORPORATE LAW AND U.S. GAAP

The Company's accounting policies comply with Brazilian corporate law. Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

      a.  Capitalization of Interest Cost

Until December 31, 1993, under Brazilian corporate law, interest was capitalized separately and amortized over a period different from the useful lives of the related assets. Also, until December 31, 1998, under Brazilian corporate law as applied to companies in the telecommunications industry, interest attributable to construction in progress was computed at the rate of 12% per annum on the balance of construction in progress and that part which relates to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to its own capital being credited to capital reserves. As of January 1, 1999, interest charges and monetary and foreign exchange variation from financing linked to construction in progress are capitalized to the balance of the assets and credited to interest expense and monetary and foreign exchange variation.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized as part of the cost of certain assets to the extent that borrowings do not exceed construction in progress. The credit is recorded as a reduction of interest expense. The amount of interest capitalized excludes monetary gains on local currency borrowings and foreign exchange gains and losses on foreign currency borrowings.

During 2001, the Company did not have any financings directly linked to fixed assets and consequently, no interest was capitalized under Brazilian corporate law. During all years presented, amortization under

Back to Contents

Brazilian corporate law is higher than that under U.S. GAAP because, prior to 1999, a significant portion of interest capitalized under Brazilian corporate law related to amounts credited to capital reserves that was not capitalized for U.S. GAAP purposes.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2002	2001	2000

Capitalized interest difference -
U.S. GAAP capitalized interest -
Interest capitalized during the year	99,497	130,127	155,821
U.S. GAAP difference in accumulated
capitalized interest on disposals	8,583	25,953	21,707

	108,080	156,080	177,528

Less: Brazilian corporate law capitalized interest -
Interest capitalized during the period	(6,350)	-	(8,476)

U.S. GAAP adjustment	101,730	156,080	169,052

Amortization of capitalized interest difference -
Amortization under Brazilian Corporate Law	139,685	148,968	121,348

Less: amortization under U.S. GAAP	(128,380)	(56,491)	(45,011)
U.S. GAAP difference in accumulated amortization on disposals	(8,113)	(23,019)	(16,814)

	(136,493)	(79,510)	(61,825)

U.S. GAAP adjustment	3,192	69,458	59,523

      b.  Monetary Correction of 1996 and 1997

As mentioned in Note 2.a., under Brazilian corporate law, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting applied during 1996 and 1997.

      c.  Pension and Other Post-retirement Benefits

Under Brazilian corporate law, the Company provides for the costs of pensions and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by Telos' actuaries and certified by independent actuaries. For purposes of the U.S. GAAP reconciliation, the provisions of SFAS No. 87, “Employers' Accounting for Pensions,” and SFAS No. 106, “Employers' Accounting for Post-retirement Benefits Other than Pensions,” have been applied. The provisions of SFAS No. 87 were applied

Back to Contents

with effect from January 1, 1991 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$73,743 of the transition liability was transferred directly to shareholders' equity at the implementation date.

Under Brazilian corporate law, the Company adopted CVM Deliberation No. 371 during the year ended December 31, 2001 and recorded as an adjustment to the opening shareholders’ equity an amount of R$191,050 (Note 22). This adjustment was reversed for U.S. GAAP purposes, since all effects of Pension and Other Post-retirement Benefits have already been recognized after applying SFAS Nos. 87 and 106.

As fully described in Note 22, for Brazilian corporate law purposes, the recognition of other post-retirement benefit obligations, was required since December 2001. Under U.S. GAAP, this pension and other post-retirement benefit obligations have been recorded as of January 1, 1991, resulting in a reconciling item for the unrecognized net actuarial gains and losses. See Notes 29.r. and 30.

      d.  Items Posted Directly to Shareholders' Equity Accounts

Under Brazilian corporate law, certain items are posted directly to shareholders' equity accounts, which under U.S. GAAP, are posted to the income statement. Examples include capitalized interest, the effects of adjustments to tax rates and fiscal incentive investment credits received. The posting of such items to shareholders' equity in the subsidiary companies gives rise to consolidation adjustments in the consolidated statements of changes in shareholders' equity. Since the original postings by the subsidiaries to their equity accounts would, under U.S. GAAP, be made directly to the income statement, these consolidation adjustments are included in the reconciliation of net income in accordance with U.S. GAAP.

      e.  Earnings per Share

Under Brazilian corporate law, net income per share is calculated on the number of shares outstanding at the balance sheet date.

In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. For all periods shown, each American Depositary Share (“ADS”) is equivalent to one thousand shares.

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share.” This statement is effective for 1997 and subsequent years, and provides computation, presentation and disclosure requirements for U.S. GAAP basic and diluted earnings per share.

Since the preferred and common shareholders have different dividends, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method for U.S. GAAP purposes. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends no less than a minimum of 6% on the amount resulting from the division of the subscribed capital, by the number of shares of the Holding Company (as defined in the Company's bylaws) (distributable net income) and the preferred shareholders'

Back to Contents

portion of undistributed net income. Undistributed net income is computed by deducting preferred stock dividends and common stock dividends from net income. The preferred and common shareholders share undistributed net income equally on a "pro rata" basis.

The options described in Note 29.k. were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the Company’s common shares for all periods presented.

      f.  Impairment of Long-lived Assets

For U.S. GAAP, effective January 1, 1996 the Company adopted SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of.” In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 superseded SFAS No. 121, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 also broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 on January 1, 2002 had no effect on the Company’s financial position, cash flows or results of operations.

The Company has performed a review of its long-lived assets and concluded that the recognition of an impairment charge was not required.

      g.  Disclosure Requirements

U.S. GAAP disclosure requirements differ from those required by Brazilian corporate law. However, in these financial statements, the level of disclosure has been expanded to comply with U.S. GAAP, and additional disclosures required by U.S. GAAP are presented in Note 30.

      h.  Interest Income (Expense)

Brazilian corporate law requires interest to be included as part of operating income. Under U.S. GAAP interest income (expense) is included as non-operating income.

      i.  Employees' Profit Sharing

Back to Contents

As a result of a Brazilian corporate law requirement, the Employees' Profit Sharing that was included as an appropriation of net income is now recorded as an operating expense for all periods presented. Consequently, there is no difference between Brazilian corporate law and U.S. GAAP on Employees' Profit Sharing.

      j.  Retained Earnings

For Brazilian corporate law, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, retained earnings allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as distributable capital. As a result of the May 22, 1998 spin-off, the Company had U.S. GAAP distributable capital of R$994,594. As reported in Note 26.f. however, distributable retained earnings as of December 31, 2002 and 2001 do not include such amount.

      k.  Stock Option Plan

As mentioned in Note 26.e., the Company has maintained a stock option plan since December 17, 1998. The Company has granted shares to employees of the group, exercisable ratably over 3 years, at a grant price equal to market price at date of grant plus indexation based on the IGP-M until April, 2000. From then on, the exercise price is indexed to inflation using IGP-M in excess of 12% per annum until October 2001. As from then, the exercise price is no longer indexed. No options are exercisable for more than 10 years after date of grant.

Based on the terms of the plan, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. For all periods presented, compensation expense under U.S. GAAP related to the Company’s stock option plan is deminimis and consequently, has not been reflected as a U.S. GAAP adjustment.

Additional information regarding options granted and outstanding is summarized in Note 26.e.

The following table summarizes information about the shares granted and outstanding at December 31, 2002 and 2001:

			2002

			Options outstanding			Options exercisable

Date of Grant		Range of Exercise Prices	Number Outstanding (in thousands)	Remaining Contractual life (years)	Weighted-average Exercise price (R$)	Number Outstanding (in thousands)	Weighted-average exercise price (R$)

October 6, 2001	R$	6.50 – 6.99	5,746,099	8.76	6.51	1,555,930	6.51
October 30, 2001	R$	7.00 – 7.49	11,500	8.76	7.17	2,880	7.17
December 10, 2001	R$	7.50 – 9.50	29,500	8.76	9.44	7,380	9.44
June 30, 2002	R$	2.00 – 3.00	2,097,330	9.76	2.21	-	2.21

			7,884,429			1,556,190

Back to Contents

			2001

			Options outstanding			Options exercisable

Date of Grant	Range of Exercise Prices		Number Outstanding (in thousands)	Remaining Contractual life (years)	Weighted-average Exercise price (R$)	Number Outstanding (in thousands)	Weighted-average exercise price (R$)

October 6, 2001	R$	6.50 – 6.99	6,223,711	9.76	6.51	-	6.51
October 30, 2001	R$	7.00 – 7.49	11,500	9.76	7.17	-	7.17
December 10, 2001	R$	7.50 – 9.50	29,500	9.76	9.44	-	9.44

			6,264,711			-

The weighted-average prices of the exercisable options are increased by indexation up to December 31, 2000, based on the IGP-M variation, in accordance with the terms of the plan.

In October 1995, the Financial Accounting Standards Board issued SFAS No.123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. Applying SFAS 123 would result in pro forma net income and earnings (loss) per share ("EPS") amounts as follows:

	2002	2001	2000

U.S. GAAP net income (loss) -
As reported	(690,898)	(464,250)	658,669
Pro forma	(681,285)	(471,914)	642,998

Basic and diluted EPS -
As reported	(2.04)	(1.39)	1.98
Pro forma	(2.05)	(1.41)	1.93

The fair values of the options granted for the years ended December 31, 2002, 2001 and 2000 have been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000

Expected volatility	64.44%	65.24%	53%
Risk-free interest rate	26.50%	13%	23%
Weighted-average grant date fair value	R$2.47	R$7.41	R$19.69
Expected life	5 years	5 years	5 years
Dividend yield	0%	0%	1.29%

      l.  Goodwill

Under Brazilian corporate law and CVM Deliberation No. 319/99, the goodwill related to AcessoNet (see Note 16), defined as the excess of the acquisition cost over the book value of the net assets acquired, was reclassified to a deferred asset on the date of the merger into Embratel and is being amortized using the straight-line method over a period of five years. Under U.S. GAAP, this amount remains classified as goodwill and, prior to January 1, 2002, was amortized over the same period. On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and

Back to Contents

supersedes APB Opinion 17, “Intangible Assets.” Pursuant to SFAS 142, goodwill is no longer amortized and is subject to a yearly impairment test. The adoption of SFAS 142 on January 1, 2002 did not have an impact on the Company’s financial statements. For purposes of SFAS 142, the goodwill related to AcessoNet was allocated to the Telecommunications segment, which is considered to be a reporting unit. During the year ended December 31, 2002, no impairment was recorded on the goodwill related to AcessoNet. The U.S. GAAP adjustment represents the reversal of amortization expense recorded under Brazilian corporate law during the year ended December 31, 2002.

      m.  Installation revenues

Under Brazilian corporate law, installation revenues and costs are recognized in the statements of operations when incurred. Under U.S. GAAP, installation revenues and the related costs are deferred and recognized over the term of the related contract. Installation costs that exceed installation revenues are expensed as incurred. This difference in accounting policy has no impact on net income (loss) or on shareholders’ equity for all periods presented.

      n.  Comprehensive income (loss)

Brazilian corporate law does not recognize the concept of comprehensive income (loss).

Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income," effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and "other comprehensive income" that include charges or credits directly to equity, which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115 and minimum pension liabilities under SFAS No. 87, among others.

The Company's comprehensive income (loss) for the years presented is equal to its net income (loss) for those years, as it has no other comprehensive income (loss) items.

      o.  Gross revenue deduction – (value added and other sales taxes)

Under Brazilian corporate law, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and merchandise. Accordingly, this difference in accounting policy has no impact on net income (loss) or on shareholders’ equity for all periods presented.

     p.  Accounting for Derivative Instruments – SFAS No. 133

As mentioned in Note 25, the Company uses derivative financial instruments to mitigate its exposure to foreign currency fluctuations related to a portion of its foreign currency denominated debt. The Company primarily uses foreign currency swap agreements to manage these risks.

Under Brazilian corporate law, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as it had been settled at the balance sheet date. The premium accrued at that date is recorded as expense and payable.

Back to Contents

During June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133. SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS 133 on January 1, 2001, did not have a material impact on the Company’s results of operations and financial position.

For U.S. GAAP purposes, the Company’s derivatives do not qualify for hedge accounting using the criteria of SFAS 133, and consequently, the changes in fair value are recorded in earnings. Accordingly, an adjustment has been included in the reconciliation of U.S. GAAP for the difference between the carrying value for Brazilian corporate law and the fair market value of the derivative as of December 31, 2002.

      q.  Provision for voluntary dismissal program

As described in Note 29, for Brazilian corporate law purposes, at December 31, 2002, Embratel recorded a provision in the amount of R$20,000 related to a voluntary dismissal program. Under U.S. GAAP, pursuant to Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” such costs may only be accrued if (i) they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan and the number and job classification of employees to be terminated, and (ii) the plan has been communicated to the employees. Since all of the criteria were not met at December 31, 2002, the provision was reversed for U.S. GAAP purposes.

      r.  Net Income (Loss) Reconciliation of the Differences Between U.S. GAAP and Brazilian Corporate Law

	2002	2001	2000

Income (loss) as reported under Brazilian corporate law	(626,342)	(553,671)	577,090
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 29.b.)	(96,016)	(99,125)	(115,029)
Capitalized interest (Note 30.a.)	101,730	156,080	169,052
Amortization of capitalized interest (Note 29.a.)	3,192	69,458	59,523

Pension and other post-retirement benefits – (Note 29.c.)
SFAS No. 87 adjustment	29,959	23,515	25,985
SFAS No. 106 adjustment	(3,124)	(21,072)	(17,737)
Reversal of goodwill amortization (Note 29.l.)	40,595	-	-
SFAS No. 133 – fair value of swap contracts (Note 29.p.)	(175,823)	-	-
Items posted directly to shareholders' equity accounts –
Reversal of provision for voluntary dismissal program (Note 29.q.)	20,000	-	-
Fiscal incentive investments/donations and grants	-	-	740
Other	553	(2,121)	107
Effect of merger of SES Participações into Star One	-	8,914	-
Deferred tax effect of the above adjustments	26,837	(45,156)	(40,204)
Effect of minority interest in the above adjustments	579	(1,072)	(858)

U.S. GAAP net income (loss)	(677,860)	(464,250)	658,669

U.S. GAAP basic and diluted net income (loss) per thousand shares –
Preferred	(2.04)	(1.39)	1.98

Common	(2.04)	(1.39)	1.98

Back to Contents

      s.  Net Income (loss) per Thousand Shares in Accordance with U.S. GAAP

	2002	2001	2000

Weighted average number of shares
Outstanding (in lots of 1000 shares):
Weighted average common shares outstanding	124,369,031	124,369,031	124,369,031
Weighted average preferred shares outstanding	208,411,830	208,562,219	208,548,130

      t.  Net Equity Reconciliation of the Differences Between U.S. GAAP and Brazilian Corporate Law

	2002	2001

Total shareholders' equity as reported	4,719,793	5,346,672
Add (deduct) –
Different criteria for –
Monetary restatement of 1996 and 1997 (Note 29.b.)	268,058	364,074
Capitalized interest (Note 29.a.)	(436,047)	(537,777)
Amortization of capitalized interest (Note 29.a.)	702,177	698,985

Reversal of proposed dividends	-	-
Pension and other post-retirement benefits (Note 29.c.)
SFAS No. 87 adjustment	(53,788)	(83,747)
SFAS No. 106 adjustment	81,823	84,947

Reversal of goodwill amortization (Note 29.l.)	40,595	-
SFAS No. 133 – fair value of swap contracts (Note 29.p.)	(175,823)	-
Reversal of provision for voluntary dismissal program (Note 29.q.)	20,000	-
Other	(1,528)	(2,084)
Deferred tax effects of the above adjustments	(86,502)	(113,339)
Effect of minority interest on the above adjustments	(2,061)	(2,640)

U.S. GAAP shareholders' equity	5,076,697	5,755,091

Back to Contents

The deferred tax effect of the U.S. GAAP adjustments above of R$(86,502) in 2002, R$(113,339) in 2001 and R$(68,182) in 2000 would substantially be classified as non-current on the balance sheet.

	2002	2001	2000

U.S. GAAP supplementary information-
Reconciliation of operating income (loss) under Brazilian
Corporate law to operating income (loss) under U.S. GAAP –
Brazilian corporate law operating income	(1,241,047)	(694,331)	621,718
Monetary restatement of 1996 and 1997	(96,016)	(98,702)	(105,422)
Exclusion from U.S. GAAP operating income-
Management fee	36,232	37,969	67,367
Net interest income	1,457,015	629,980	188,316
Inclusion in U.S. GAAP operating income-
Amortization of capitalized interest	11,305	92,477	76,337
Extraordinary income – ILL (Note 10.c.)	198,131	-	-
U.S. GAAP adjustments-
SFAS No. 87 pension adjustment	29,959	23,515	25,985
SFAS No. 106 other post-retirement benefits adjustment	(23,557)	(21,072)	(17,737)
Reversal of goodwill amortization (Note 29.l.) –	40,585	-	-
Reversal of provision for voluntary dismissal program (Note 29.q.)	20,000	-	-
Other	626	10,246	1,109

U.S. GAAP operating income (loss)	433,233	(19,918)	857,673

Reconciliation of net revenue and cost of services under Brazilian corporate law to net revenue and cost of services under U.S. GAAP–
Net revenue under Brazilian corporate law	7,107,078	7,460,956	6,714,508
Gross revenue deduction – (value added and other sales taxes) (Note 29.o.)	2,110,794	2,591,045	2,240,180
Installation revenues (Note 29.m.)	5,222	3,067	(25,997)

Net revenue under U.S. GAAP	9,223,094	10,055,068	8,928,691

Cost of services under Brazilian corporate law	(4,736,435)	(4,954,802)	(4,399,267)
Gross revenue deduction – (value added and other sales taxes) (Note 29.o.)	(2,110,794)	(2,591,045)	(2,240,180)

Installation costs (Note 29.m.)	(5,222)	(3,067)	25,997

Cost of services under U.S. GAAP	(6,852,451)	(7,548,914)	(6,613,450)

Gross profit under U.S. GAAP	2,370,643	2,506,154	2,315,241

Total assets – under U.S. GAAP	13,858,778	13,119,401	12,251,542

Property, plant and equipment – under U.S. GAAP	14,674,794	13,891,358	12,828,762
Accumulated depreciation – under U.S. GAAP	(6,351,876)	(5,481,337)	(4,965,843)

Net property, plant and equipment – under U.S. GAAP	8,322,918	8,410,021	7,862,919

Back to Contents

u.	Statements of Changes in Total Shareholders' Equity in Accordance with U.S. GAAP for the Years Ended December 31, 2002, 2001 and 2000

Total

Balances as of January 1, 2000	5,787,147
Net income under U.S. GAAP	658,669
Dividends of 1999 approved in 2000	(13,065)
Interest on capital	(150,665)
Purchase of treasury shares	(5,047)
Sale of treasury shares	2,838

Balances as of December 31, 2000	6,279,877
Loss under U.S. GAAP	(464,250)
Dividends of 2000 approved in 2001	(60,845)
Sale of treasury shares	374
Repurchase of treasury shares	(65)

Balances as of December 31, 2001	5,755,091
Loss under U.S. GAAP	(677,860)
Repurchase of treasury shares	(534)

Balances as of December 31, 2002	5,076,697

30.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

	a.	Defined Contribution Plan
	2002	2001

Beginning balance - unfunded liability(*)	226,425	272,828
Plus – adjustments for percentage yield on plan assets	38,115	42,405
Less – payments during the year	(75,442)	(88,808)

Ending balance	189,098	226,425

Total expense
Matching contribution plus risk benefits	20,108	21,643

Total	20,108	21,643

(*)	The unfunded liability of R$226,425 as of January 1, 2002 represented the amount due to the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

Back to Contents

b.	Pension and Post-retirement Benefits

Following are the disclosures required pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits.”

Pension Benefits

	2002	2001

Change in benefit obligation
Benefit obligation at beginning of year	744,374	692,322
Service cost	38	522
Interest cost	80,350	75,068
Plan participants’ contributions	254	394
Actuarial loss	139,918	37,081
Benefits paid	(70,819)	(61,013)

Benefit obligation at end of year	894,115	744,374

Change in plan assets
Fair value of plan assets at beginning of year	782,230	697,715
Asset transfer from the defined contribution plan(*)	-	-
Actual return on plan assets	244,118	144,576
Employer contributions	333	558
Plan participants’ contributions	254	394
Benefits paid	(70,819)	(61,013)

Fair value of plan assets at end of year	956,116	782,230

Funded status	62,001	37,856
Unrecognized net transition obligation	3,607	4,301
Unrecognized net actuarial (gain)	(119,396)	(125,904)

Accrued benefit cost	(53,788)	(83,747)

	2002	2001	2000

Components of net periodic benefit cost
Service cost	292	522	868
Interest cost	80,350	75,068	67,772
Expected return on plan assets	(108,303)	(96,846)	(89,848)
Amortization of net transition obligation	693	693	693
Recognized net actuarial lgain	(2,384)	(2,394)	(4,604)
Expected employee contribution	(274)	-	-
Actual Company’s contributions during the year	(333)	(558)	(866)

Net periodic benefit income	(29,959)	(23,515)	(25,985)

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	9.00%	9.00%
Rate of compensation increase	0.00%	0.00%	0.00%

The above are real rates over inflation as measured by the Fiscal Reference Unit (Ufir) through December 31, 1995 and the IGP-DI thereafter.

Back to Contents

Other Post-retirement Benefits

	2002	2001

Change in benefit obligation
Benefit obligation at beginning of year	246,665	225,443
Service cost	140	214
Interest cost	27,433	25,075
Actuarial loss	13,098	3,604
Benefits paid	(8,147)	(7,312)
Administrative expenses	(583)	(359)

Benefit obligation at end of year	278,606	246,665

Change in plan assets
Fair value of plan assets at beginning of year	53,242	54,543
Actual return on plan assets	13,547	6,303
Administrative expenses	(583)	(359)
Employer contributions	44	66
Benefits paid	(8,147)	(7,312)

Fair value of plan assets at end of year	58,103	53,241

Funded status	(220,503)	(193,424)
Unrecognized net actuarial loss	90,843	87,321

Accrued benefit cost	(129,660)	(106,103)
Reversal of amount recorded under Brazilian corporate law	211,483	191,050

Effect on shareholders’ equity	81,823	84,947

	2002	2001	2000

Components of net periodic benefit cost
Service cost	139	214	315
Interest cost	27,433	25,075	21,692
Expected return on plan assets	(7,139)	(7,348)	(6,914)
Recognized net actuarial loss	3,168	3,195	2,745
Actual Company’s contributions during the year	(44)	(64)	(101)

Net periodic benefit cost	23,557	21,072	17,737

Reversal of amount recorded under Brazilian corporate law	(20,433)	-	-
Effect on U.S. GAAP net income	3,124	21,072	17,737

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	9.00%	9.00%

There was no unrecognized liability at transition.

Medical assistance cost trend rates of increase were projected at annual rates excluding inflation ranging from 5.35% in 2002 to 2.7% in 2046. The effect of a one percent annual increase/decrease in the assumed medical assistance cost trend rates would increase/decrease the accumulated post-retirement benefit obligation at December 31, 2002 by R$38,777/R$32,087 and the aggregate of service and interest cost components by R$4,407/R$3,645.

Back to Contents

The funded status of the pension and post-retirement plans under Brazilian and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

      c.  Concentrations of Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 37% of our employees are affiliated with state and/or municipal labor unions (Sindicato dos Trabalhadores das Empresas de Telecomunicação, known as Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas, known as Fenattel, or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações, known as Fittel, with which labor agreements are negotiated. Approximately 0.5% and 24% of the employees of BrasilCenter and Star One, respectively, are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with labor unions in each of five different states where the company operates, and for Star One employees, with the labor union of the state where Star One’s headquarters are located. We have not experienced a work stoppage that has had a material effect on our operations for many years, which reflects our good relations with our employees and the labor unions representing them. Our collective agreements, as well as Star One and BrasilCenter’s, have a two-year term. Some economic issues pertaining to those collective agreements are subject to revision after twelve months. Currently, all collective agreements of BrasilCenter are effective, and those of Embratel and Star One are being negotiated under normal conditions.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company operations.

      d.  Recently issued accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, “Intangible Assets.” SFAS 142 also amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. The adoption of SFAS 142 on January 1, 2002, did not have any impact on the Company’s financial position, cash flows or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," or SFAS 143, which is effective for years beginning after June 15, 2002,

Back to Contents

which will be the Company's fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the related asset and depreciated over the life of the asset. The liability is accrued each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company has not yet determined what the effect of SFAS 143 will be on the earnings and financial position of the Company.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 also broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 on January 1, 2002, did not have any impact on the Company’s financial position, cash flows or results of operations.

In April 2002, the FASB issued Statement of Accounting Standards No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002,” or SFAS 145. SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after 15 May 2002. The Company is currently evaluating the impact that the adoption of SFAS 145 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS 145 will have a material impact on its results of operations and financial position.

In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS 146. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS 146 apply prospectively to

Back to Contents

activities initiated after December 31, 2002, and as such, we cannot reasonably estimate the impact of the adoption of these new rules until and unless they affect relevant activities in future periods.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," or SFAS 148. SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," or SFAS 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. Adoption of SFAS 148 is not expected to materially impact the Company’s financial position, cash flows or results of operations.

In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," or FIN 45. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We are assessing, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on the Company’s financial position, cash flows or results of operations.

At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into in fiscal years beginning after December 15, 2002. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Accounting Principles Board Opinion 20, “Accounting Changes.” We are currently evaluating the impact of EITF 00-21 on our financial statements. We currently cannot reasonably estimate the impact of adopting the new rule.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51,” or FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interests entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks

Back to Contents

among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created.

In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.
•	instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.
•	obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on its financial position, results of operations and cash flows.

e.	Segment information

During 2001, the Company adopted SFAS No. 131 with respect to the information it presents about its operating segments. SFAS No. 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on same basis that the chief operating decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has two reportable segments, the Telecommunications segment and Space segment. The Telecommunications segment is comprised of domestic and international long-distance, data communication and other services. The Space segment is represented by the Company’s satellite operations and provides transponders for radio communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. The

Back to Contents

Company’s chief operating decision-maker evaluates performance of the segments based on revenues and operating income.

The Company began to evaluate separate financial information for the Space segment in connection with the incorporation of Star One on November 1, 2000 (see Note 1). Segment information is being presented only for year 2001 because Star One commenced operations on November 1, 2000. Prior to this date, the satellite business was an integrated unit of Embratel's overall business operations, thus management had not analyzed this business on a stand-alone basis. As a result, it is not feasible to obtain separate financial information for Star One for the periods prior to November 1, 2000.

Information presented to management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law.

		2002

	Telecommunications Segment	Space Segment	Consolidated

Property, plant and equipment, net	7,356,693	439,174	7,795,867

		2001

	Telecommunications Segment	Space Segment	Consolidated

Property, plant and equipment, net	7,380,647	467,766	7,849,429

	2002

Income Statements	Telecommunications Segment	Space Segment	Eliminations	Consolidated

Net revenue	6,916,475	347,259	(156,656)	7,107,078
Cost of services	(4,667,560)	(224,646)	155,771	(4,736,435)

Gross profit	2,248,915	122,613	(885)	2,370,643
Operational expenses	(2,095,488)	(64,476)	5,289	(2,154,675)

Operating income	153,427	58,137	4,404	215,968

	2001

Income Statements	Telecommunications Segment	Space Segment	Eliminations	Consolidated

Net revenue	7,274,693	314,028	(127,765)	7,460,956
Cost of services	(4,864,261)	(207,182)	116,641	(4,954,802)

Gross profit	2,410,432	106,846	(11,124)	2,506,154
Operational expenses	(2,538,858)	(45,936)	14,289	(2,570,505)

Operating income (loss)	(128,426)	60,910	3,165	(64,351)

Capital expenditures made by Embratel and Star One amounted to R$862,323 and R$172,377, respectively, for the year ended December 31, 2002 (R$1,446,259 and R$18,749, respectively, for 2001).

f.	Statements of Cash Flows

Back to Contents

The following statements of cash flows are prepared on a Brazilian corporate law basis in accordance with the presentation requirements of SFAS No. 95, “Statement of Cash Flows”:

	2002	2001	2000

Cash provided by operations -
Net income (loss)	(626,342)	(553,671)	577,090
Adjustment to reconcile net income to cash provided
by operating activities -
Depreciation	1,075,128	998,368	856,804
Amortization	40,596	40,596	-
Exchange and monetary gains/losses	1,250,991	353,744	109,790
Minority interest	8,611	5,526	10,540
Net loss on permanent assets disposal	11,653	84,336	54,412
Gain on sale of interest in subsidiary (Note 9)	-	-	(132,225)
Increase in allowance for doubtful accounts	538,416	901,133	412,596
Increase (decrease) in provision for contingencies	19,805	6,238	(6,635)
Effect of capital increase completed by Star One	(5,425)	-	-
Increase in trade accounts receivable	(200,134)	(377,176)	(1,425,495)
Increase in deferred and recoverable taxes	(526,679)	(421,983)	(192,582)
Decrease (increase) in other accounts receivables	(59,070)	(73,019)	4,200
Decrease (increase) in legal deposits	71,779	(55,565)	(132,870)
Increase (decrease) in payroll and related accruals	18,873	(1,719)	34,149
Increase in accounts payable and accrued expenses	111,567	164,039	168,524
Increase (decrease) in other current liabilities	134,194	(45,188)	(7,981)
Increase (decrease) in income tax and other taxes	(371,929)	(198,989)	641,826
Increase (decrease) in deferred income	(10,149)	21,411	(94)
Increase (decrease) in pension plan liability	(14,997)	104,616	(46,062)
Increase (decrease) in other non-current assets and liabilities	26,480	(53,609)	8,253
Effect of the merger of Star One	-	8,914	-
Effect of the merger of Star One – minority interests	-	27,221	-
Prior year adjustments – Medical Assistance Plan	-	(191,050)	-

	1,493,368	744,173	934,240

Cash flow from investing activities -
Additions to investments	(98)	(17,270)	(210,593)
Additions to fixed assets	(1,034,700)	(1,465,008)	(1,420,187)
Proceeds from sale of interest in subsidiary (Note 9)	-	-	265,534

	(1,034,798)	(1,482,278)	(1,365,246)

Cash flow from financing activities -
Loans repaid	(1,520,818)	(568,619)	(578,165)
New loans obtained	1,297,620	1,712,118	1,228,265

Repurchase of shares	(534)	(65)	(5,047)
Sales of shares	-	374	2,838
Dividends paid	-	(176,164)	(151,675)

	(223,732)	967,644	496,216

Increase in cash and cash equivalents	234,838	229,539	65,210
Cash and cash equivalents at beginning of year	652,153	422,614	357,404

Cash and cash equivalents at end of year	886,991	652,153	422,614

Back to Contents

	2002	2001	2000

Supplemental disclosure of cash paid for-
Income and social contribution tax paid	6,412	90,671	79,296
Interest paid	236,191	229,646	107,485

      g.  Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2002		2001

		Rights of		Rights of
	Software	way and	Software	way and
	Licenses	other	Licenses	other

Gross	374,958	348,455	192,110	272,450
Accumulated amortization	(130,470)	(133,306)	(72,956)	(99,455)

Net	244,488	215,149	119,154	172,995

Amortization expense	55,483	8,853	34,390	10,028

Amortization period	5	*	5	*

(*)     Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount

2003	111,414
2004	104,761
2005	83,032
2006	71,277
2007	39,971

      h.  Goodwill and Other Intangible Assets – Adoption of SFAS 142:

	2002	2001	2000

Reported net income (loss)	(677,860)	(464,250)	658,669
Add back: Goodwill amortization (net of
deferred tax and minority interest effects)	-	26,464	-

Adjusted net income (loss)	(677,860)	(437,786)	658,669

Back to Contents

U.S. GAAP basic and diluted adjusted net income (loss) per thousand shares -

Reported net income (loss) – Preferred and Common	(2.04)	(1.39)	1.98

Goodwill amortization – Preferred and Common	-	0.08	-

Adjusted net income (loss) – Preferred and Common	(2.04)	(1.31)	1.98

(*)     Since this asset was acquired in December 27, 2000 (see Note 16), there is no amortization effect in 2000 year.

      i.  Renegotiation of debt

As described in Note 20.g., in March and April 2003, the Company finalized the renegotiation of a portion of its long-term debt with certain banking institutions. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the exchange of debt instruments with substantially different terms is considered a debt extinguishment for accounting purposes, resulting in the recognition by the debtor of gain or loss on extinguishment. The Company has determined that certain of the renegotiated debt agreements qualify for extinguishment treatment under EITF No. 96-19. The Company has not yet determined the amount of gain or loss on extinguishment that will be recognized during the year ended December 31, 2003 for U.S. GAAP purposes. Under Brazilian corporate law, the renegotiation of debt is accounted for on a prospective basis and consequently, no gain or loss on extinguishment is recorded.

31.  SUBSEQUENT EVENTS

      a.  Lawsuit to seek to break long-term contract

On March 24, 2003, the major customer that we obtained through the acquisition of AcessoNet Ltda. filed a lawsuit in which it sought to break its long-term contract with us. During the second quarter of 2003, the customer began disconnecting various circuits that were provided by us. If we are unsuccessful in enforcing the contract, it is likely that we will be required to write off the remaining unamortized balance of the goodwill related to AcessoNet in 2003. Data revenues from this customer has been approximately R$12 million per quarter. Goodwill related to AcessoNet was recorded as R$104.9 million net of amortization on May 31, 2003.

      b.  IBM outsourcing contract

On March 31, 2003, we entered into an outsourcing contract with IBM Brasil for a term of ten (10) years. The contract amount is R$828 million payable over thirteen (13) installment payments. Under the contract IBM Brasil will provide Help Desk, Field Service, network, Intranet and Extranet technical support, software inventory distribution, and other technical and IT support services.

Back to Contents

      c.  Share Purchase Agreement

On June 6, 2003, we signed the share purchase agreement to sell 100% of our participation in Intelsat Ltd. shares, in the amount of R$118.1 million, to be received, resulting in a non-operating loss of R$18.5 million. As to that date, the outstanding balance of Intelsat was R$136.6 million. Intelsat Ltd. is a company which provides satellite services located in Washington, D.C.

      d.  ADS ratio change

On June 16, 2003 we implemented a ratio change of our American Depositary Shares (ADSs) solely to comply with the minimum share price (US$1.00) requirement for maintaining its ADS listing on the New York Stock Exchange. The ratio change is in the proportion of 1 ADS equal to 5,000 preferred shares. There is no change in the underlying preferred shares.