Form 20-F
period 2003-12-31
EMBRATEL PARTICIPACOES SA
filed 2004-05-24
CIK 1066117

As filed with the Securities and Exchange Commission on May 21, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-14499

EMBRATEL PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

Embratel Holding Company

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Regente Feijó, 166, Sala 1687-B

Rio de Janeiro, RJ – Brazil 20060-060

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Embratel Participações S.A. preferred shares, without par value*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

Embratel Participações S.A.:	124,369,031 (thousands) common shares, without par value
210,029,997 (thousands) preferred shares, without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Embratel Participações S.A.:    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18  ☒

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Brazilian Corporate Law Method and U.S. GAAP

We prepare our consolidated financial statements in accordance with the Brazilian corporate law method, which differs in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 30 to our consolidated financial statements for a summary of the differences between the Brazilian corporate law method and U.S. GAAP, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2002 and 2003, and net income (loss) for the three years ended December 31, 2001, 2002 and 2003.

The Brazilian corporate law method is considered to be a comprehensive basis of GAAP, and it is used as the primary basis of accounting in Brazil for all legal purposes, including determining income taxes and calculating mandatory minimum dividends. The Brazilian corporate law method does not allow for price-level accounting for periods after December 31, 1995. Under U.S. GAAP, inflation accounting continued until July 1, 1997, when Brazil was no longer considered to be a highly inflationary economy for U.S. GAAP purposes. The amortization of the restatement of fixed assets, which resulted from the inflation accounting in 1996 and 1997 is recognized in the reconciliation to U.S. GAAP, net of related deferred tax.

Minority Interests

The portion of equity and net income (loss) attributable to shareholders other than Embratel Holdings is reflected as “minority interests” in our consolidated financial statements. At December 31, 2003, those minority shareholders owned 1.23% of the share capital of Embratel. Institutional shareholders, including pension funds, hold a substantial portion of the minority interests in Embratel. These shareholders obtained their interests in Embratel in auctions held in April 1988, December 1991, and February 1997. The remainder of the minority interests is held by Câmara Brasileira de Liquidação e Custódia, a clearinghouse of the São Paulo Stock Exchange.

Other Information

In this report on Form 20-F, except where otherwise specified or the context otherwise requires:

•	“We,” “us,” or “our” refers to Embratel Participações S.A. and its consolidated subsidiaries.

•	“Embratel Participações” or “Embratel Holdings” refers solely to Embratel Participações S.A.

•	“Embratel” refers to Empresa Brasileira de Telecomunicações S.A.—Embratel, and its consolidated subsidiaries. Embratel is a stock corporation, or sociedade por ações, duly organized and existing under the laws of the Federative Republic of Brazil.

•	“Anatel” refers to Agência Nacional de Telecomunicações, the Brazilian federal telecommunications regulator.

•	“CVM” refers to the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

•	“Real,” “reais” or “R$” refers to the lawful currency of Brazil.

•	“Star One” refers to Star One S.A., the satellite subsidiary of Embratel.

•	“Telmex” refers to Teléfonos de México, S.A. de C.V.

•	“U.S. Dollars” or “US$” refers to the lawful currency of the United States.

•	“Vésper” refers to Vésper Holding São Paulo S.A. and Vésper Holding S.A. and their consolidated subsidiaries.

Certain other terms are defined the first time that they are used in this annual report.

Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements. Our representatives and we may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets” and other similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Those statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	the sale by MCI of its ownership interest in Embratel Holdings, and the impact of any such sale on our business;

•	the impact of Telmex’s acquisition of MCI’s stake in Embratel Holdings;

•	the performance of the Brazilian economy generally;

•	the exchange rates between Brazilian and foreign currencies;

•	the future impact of regulation;

•	the declaration or payment of dividends;

•	other factors or trends affecting our financial condition or results of operations;

•	the factors discussed in “Item 3. Key Information—Risk Factors;” and

•	other statements contained in this annual report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified in “Item 3. Key Information—Risk Factors.” Our forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

You should not place undue reliance on such statements. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Information

The information in this section should be read in conjunction with our consolidated financial statements, and the notes thereto, included elsewhere in this annual report. Those consolidated financial statements have been prepared in accordance with the Brazilian corporate law method, which differs in certain respects from U.S. GAAP. See Note 30 to our consolidated financial statements for a discussion of these differences. The data in this section as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 1999, 2000 and 2001, and for each of the two years in the period ended December 31, 2000 have been derived from our audited consolidated financial statements, which do not appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and Notes thereto and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA
Brazilian Corporate Law Method
Net operating revenue (1)	R$	5,514	R$	6,938	R$	7,735	R$	7,372	R$	7,043
Cost of services (1)(2)		(3,950)		(4,623)		(5,229)		(5,001)		(4,715)

Gross profit		1,564		2,315		2,506		2,371		2,328
Operating income (expenses):
Selling expenses		(426)		(795)		(1,579)		(1,095)		(789)
General and administrative expenses (3)(6)		(423)		(646)		(920)		(995)		(984)
Other operating income (expenses), net		65		(12)		(3)		31		75

Operating income before financial income (expense)		780		862		4		312		630
Financial income		327		203		192		519		140
Financial expense (6)		(651)		(443)		(890)		(2,071)		(300)

Operating income (loss)		456		622		(694)		(1,240)		470
Extraordinary non-operating income – ILL (4)		—		—		—		198		—
Non-operating income (expense)		(38)		111		(76)		11		(70)

Income (loss) before income taxes and minority interest		418		733		(770)		(1,031)		400
Income tax and social contribution benefit (expense)		(1)		(145)		222		414		(137)

Income (loss) before minority interest		417		588		(548)		(617)		263
Minority interest (5)		(5)		(11)		(6)		(9)		(39)

Net income (loss)	R$	412	R$	577	R$	(554)	R$	(626)	R$	224

Net income (loss) per thousand shares outstanding:
Common shares	R$	1.24	R$	1.73	R$	(1.66)	R$	(1.88)	R$	0.67
Preferred shares		1.24		1.73		(1.66)		(1.88)		0.67

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
OTHER FINANCIAL INFORMATION
Brazilian Corporate Law Method
Depreciation and amortization	R$	733	R$	857	R$	1,062	R$	1,142	R$	1,153
Interest income		161		149		92		181		244
Interest expense and other (7)		(102)		(231)		(341)		(441)		(510)
Monetary and foreign exchange variation, net		(383)		(158)		(449)		(1,292)		106

	As of and for the Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
Brazilian Corporate Law Method
Cash and cash equivalents	R$	357	R$	423	R$	652	R$	887	R$	1,719
Property, plant and equipment, net		6,958		7,467		7,849		7,796		7,194
Total assets		9,653		11,762		12,458		12,846		12,968
Loans and financing—current portion		602		882		1,080		2,566		1,217
Loans and financings—non-current portion		879		1,364		2,648		2,325		3,373
Net assets		5,718		6,082		5,347		4,720		4,875
Paid-in capital		2,134		2,134		2,274		2,274		2,274
Quantity of outstanding shares (thousands)		332,914		332,919		332,932		332,629		333,419
INCOME STATEMENT DATA U.S. GAAP
Gross revenues	R$	7,011	R$	9,153	R$	10,329	R$	9,488	R$	9,155
Cost of services (including gross receipts taxes)		(5,447)		(6,837)		(7,823)		(7,117)		(6,827)

Operating income (loss)		828		909		49		528		566
Net income (loss)	R$	425	R$	659	R$	(464)	R$	(678)	R$	382

Net income (loss) per thousand shares – Basic and diluted:
Common shares	R$	1.28	R$	1.98	R$	(1.39)	R$	(2.04)	R$	1.15
Preferred shares		1.28		1.98		(1.39)		(2.04)		1.15
Weighted average number of shares outstanding:
Common shares (millions)		124,369		124,369		124,369		124,369		124,369
Preferred shares (millions)		209,035		208,548		208,562		208,412		208,411
Cash dividend paid per thousand shares:
Common shares (in reais)		—	R$	0.4239	R$	0.5674		—		—
Common shares (in U.S. dollars)(8)		—	US$	0.2168	US$	0.2446		—		—
Preferred shares (in reais)	R$	0.3830	R$	0.4239	R$	0.5674		—		—
Preferred shares (in U.S. dollars)(8)	US$	0.2141	US$	0.2168	US$	0.2446		—		—
BALANCE SHEET DATA U.S. GAAP
Cash and cash equivalents	R$	276	R$	381	R$	652	R$	887	R$	1,719
Property, plant and equipment, net		7,236		7,863		8,410		8,323		7,676
Total assets		10,107		12,252		13,119		13,859		13,653
Loans and financing – current portion		1,206		882		1,080		2,975		835
Loans and financing – non-current portion		275		1,364		2,648		2,416		3,712
Net assets		5,787		6,280		5,755		5,077		5,476
Paid-in capital		2,134		2,134		2,274		2,274		2,274
Quantity of outstanding shares – weighted average number of shares outstanding (thousands)		333,404		332,917		332,931		332,781		332,780

(1)	Beginning in 2003, we began to report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are now recorded in cost of services. Previously, these revenues were reported net of settlement. This reclassification was made to align our presentation with recent changes in telecommunications market practices and to facilitate comparability with other companies in our industry. Prior periods have been reclassified for purposes of comparability.
(2)	Cost of services is presented in accordance with the Brazilian corporate law method and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects.”
(3)	Employees’ profit sharing expense was reallocated beginning in 2002 to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before financial income (expense), operating income (loss) and income (loss) before income taxes and minority interest for prior periods also reflect such reallocations.
(4)	Extraordinary non-operating income—ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in effect. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this court decision, we sought a tax credit to the court in 1999 and received the final decision affirming the tax credit in 2002.
(5)	Minority interests represent the portion of net income (loss) attributable to minority shareholders in Embratel and Star One.
(6)	Expenses related to banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax were reallocated beginning in 2003 to financial expense from general and administrative expense in our statements of income (loss). For comparative purposes, each of the prior periods has been restated to reflect this reallocation.
(7)	Other financial expenses include banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax, and totaled R$21 million in 1999, R$52 million in 2000, R$68 million in 2001, R$95 million in 2002, and R$75 million in 2003.
(8)	Calculated using exchange rate of reais per U.S. dollar at period end. See “Item 3. Key Information— Exchange Rates.”

Exchange Rates

There are two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated, but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange market and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in the pricing and liquidity of both markets, each market continues to be regulated differently.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see “Item 3. Key Information—Risk Factors—Risks Relating to Brazil” in this annual report.

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated.

	Period-end	Average for Period		Low	High
Year ended
December 31, 1999	1.789	1.851	(1)	1.208	2.165
December 31, 2000	1.955	1.835	(1)	1.723	1.985
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.998	(1)	2.270	3.955
December 31, 2003	2.889	3.059	(1)	2.822	3.662

Month ended
November 2003	2.949	2.906	(2)	2.856	2.955
December 2003	2.889	2.916	(2)	2.888	2.943
January 2004	2.941	2.872	(2)	2.802	2.941
February 2004	2.914	2.946	(2)	2.904	2.988
March 2004	2.909	2.908	(2)	2.875	2.941
April 2004	2.945	2.913	(2)	2.874	2.952
May 2004 (through May 20, 2004)	3.106	3.043	(2)	2.957	3.128

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.
(2)	Average of the lowest and highest rates in the month.

Source: Central Bank of Brazil.

Risk Factors

You should consider the following risks as well as the other information set forth in this annual report when evaluating an investment in our company.

Risk factors relating to our business and the Brazilian telecommunications industry

Changes in Brazilian telecommunications regulatory environment could adversely affect our business

The adoption of new telecommunications regulations since and in connection with privatization of the Telebrás System, in 1998, have led to broad changes in the operating, regulatory and competitive environment for Brazilian telecommunications. In particular, the changes have led to introduction of competition in the provision of all telecommunications services. As we have become subject to competition, we have lost market share in our historic markets, and we may continue to lose market share. We cannot predict the effects of further regulatory changes on our business, financial condition, results of operations or prospects. In reviewing historical information and in evaluating our future financial and operating performance, you should consider carefully the extensive changes in the structure and regulation of our industry.

We operate in a highly competitive industry with participants that have significant resources and customers, which could intensify price competition and limit our ability to increase our market share

If we are unable to compete effectively, we may experience price reductions, lower revenue, underutilization of our services, reduced operating margins and loss of market share. Some of our competitors in certain markets where we operate have, and some potential competitors may have, competitive advantages including the following:

•	local presence, infrastructure and capillarity;

•	networks directly connected to each home and businesses;

•	potentially greater financial, technical, marketing and other resources;

•	lower interconnection costs with other networks; and

•	well-established relationships with customers.

We are subject to regulatory limitations on the prices we can charge for our domestic and international long-distance services

Our basic domestic and international long-distance tariffs are subject to final approval by Anatel, to which we submit requests for rate adjustments. Our concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. We are subject to comprehensive regulations that limit our ability to set tariffs for our services. These regulations may limit our ability to raise prices or render some kinds of customer traffic unprofitable.

On June 27, 2003, Anatel approved a tariff rate increase using the IGP-DI inflation index established in the concession agreements. This tariff rate increase has been challenged by several injunctions and is still pending in the Brazilian courts. We have adopted a tariff rate increase based on an injunction issued by the 2ª Vara Federal do Distrito Federal on September 11, 2003, which requires the rate increase to be calculated using the IPCA inflation index, rather than the IGP-DI inflation index, in the tariff rate formulas established in the concession agreements. In light of the same injunctions, the regional telecommunications companies are currently using an interconnection tariff rate calculated using the IPCA rate in the tariff formulas established in the concession agreements. We may not be able to recover the amounts that would otherwise have been due to us under the higher IGP-DI rate.

We are at a disadvantage relative to certain of our competitors who control local access networks

In order to complete long-distance telephone calls, we typically must pay originating access charges to the local telephone service provider of the caller placing the call and terminating access charges to the telephone user being called. The Brazilian Telecommunications Law and the concession contracts for local services oblige local service concessionaires to treat all long-distance operators on an equal basis. This means that local service concessionaires should charge their own long-distance service concessionaire the same interconnection rate charged to competitors like Embratel. In addition, the Brazilian Telecommunications Law prohibits cross-subsidies between local and long-distance concessions, so that if a local service concessionaire were to charge its own long-distance concessionaire a lower interconnection rate than the one charged to us, it would be engaging in an anti-competitive practice under the law. However, since some companies own both local and long-distance concessions, proving discriminatory pricing and cross-subsidies may be difficult and Anatel may not have sufficient means to audit and prove such practices. As a result, while we must pay access charges to the local service concessionaire, a local service concessionaire may allow its own long-distance concessionaire to effectively avoid payment of such charges. Although we have demanded and will continue to demand that Brazil’s competitive regulation be fully enforced to prevent local service concessionaires from allowing their long-distance concessionaires to sell long-distance services below cost, there can be no assurance that we will be successful in achieving such enforcement and we may suffer anti-competitive behavior in certain segments of the long-distance market.

Most of our basic voice services are sold on a per call basis. This makes it easier for customers to switch providers, which could lead us to lose business

We do not have contracts with most of our customers in our basic domestic and international long-distance segment, and those customers can switch providers at any time. We cannot assure you that our customers will remain loyal to us. If a significant number of our customers were to switch to another company for the provision of their telecommunication services, it could have a material adverse impact on our business and financial condition.

If we are unable to successfully combat fraudulent use of our network and successfully manage the collections process, our bad debt expense could increase, which would harm our operating cash flow

We have experienced high levels of bad debt expense, in part, because we are required to provide access to our network to all customers without any assurance that they are creditworthy users. Only after billing customers and failing to receive payment are we able to take action to block the line of the user. Over the past year, we have significantly reduced our bad debt expense from 8.5% of net revenues for the year ended December 31, 2002 to 5.0% of net revenues for the year ended December 31, 2003 by implementing a number of measures, including:

•	blocking procedures;

•	the use of third-party credit collection firms;

•	a new Customer Data System (CDS) that allows us to accelerate the processing of customer information received from the local telephone companies and to reduce and better track errors; and

•	co-billing arrangements with local telephone operators so that customers may receive their long-distance bill through their local carrier with whom they presumably have a more established relationship.

We cannot assure you that these strategies will continue to be effective in combating the fraudulent use of our network or in enabling us to recover unpaid amounts billed for use of our networks, or that efforts that have proved effective in our traditional business will be equally effective in new markets such as SMP mobile calls and local services. Our level of bad debt expense may increase in the future, which could harm our profitability and cash flow.

The concessions granted by Anatel that allow us to provide domestic and international long-distance expire in 2005 and the new concession agreements have not yet been signed

We offer our domestic and international long-distance services and satellite services under concessions from Anatel and operate our satellite business under an authorization from Anatel. Our current domestic and international long-distance service concessions and our current satellite authorization each expire on December 31, 2005. Our domestic and international long-distance service concessions may be renewed for an additional 20 years, and our satellite authorization may be renewed for 15 years, in each case, subject to certain conditions. In June 2003, Anatel announced the general terms under which the renewal concessions would be granted, and we have formally notified Anatel of our agreement to these terms and our intention to renew our concession contracts. We have also requested the renewal of our satellite authorization but have not yet received it. We cannot assure you that the new concession agreements will be executed or that new authorizations will be granted. Revocation of such concessions or authorizations would have a severe adverse effect on us and our financial condition, given that a substantial majority of our business relies on such concessions and authorizations.

We are obligated to meet certain quality of service goals and maintain quality of service standards. Failure to meet such obligations can result in sanctions

Anatel requires us to meet certain quality of service goals under our concessions, including, for example, minimum call completion rates, maximum busy circuit rates, operator availability and responsiveness to repair requests. Failure to meet quality of service obligations can result and has resulted in the imposition of fines by Anatel and other governmental entities. Our ability to meet these goals can be impeded by factors beyond our control and we cannot assure you that we will meet these goals in the future or that we will not be fined in the future.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete

The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively.

If we fail to successfully implement our business plan, it could have a material adverse effect on our business.

Our ability to increase our revenues and maintain our position as a leading Brazilian provider of advanced telecommunications and Internet services will depend in large part on the successful, timely and cost-effective implementation of our business plan.

Factors that could affect the implementation of our business plan include our ability to:

•	manage adverse regulatory changes;

•	cope with price competition;

•	maintain our access to capital in times of adverse macroeconomic changes;

•	adapt to changes in technology and business models;

•	enter into necessary contracts with third parties;

•	manage costs; and

•	attract and retain highly skilled and qualified personnel.

We are exposed to special risks in connection with our international call services

Revenues from international service in part reflect payments under bilateral agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. Various factors, including unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing to incoming calls and the levels of settlement prices could affect the amount of net settlement payments from U.S. or other international carriers to us in future years.

Our controlling shareholder may have interests that are different than yours

As of April 30, 2004, MCI, through its affiliates, owned 51.8% of our voting shares. As a result, MCI is able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Brazilian law, the payment of dividends and the disposition of assets. MCI is selling its interest to Telmex. We cannot assure you that MCI or Telmex will not take actions that are inconsistent with your interests.

MCI is selling its controlling stake in Embratel Holdings to Telmex

On March 15, 2004, MCI announced the execution of a definitive agreement under which it has agreed to sell its ownership interest in Embratel Holdings to Telmex. The sale process gives rise to a number of risks, including the following:

•	MCI and Telmex may be unable to obtain the necessary regulatory approvals and third-party consents to consummate the acquisition.

•	The priorities and aims of Telmex may differ from MCI’s, which could, among other things, lead to a change in our business plan, dividend policy, management or strategy. Telmex may have interests that conflict with yours.

•	Telmex has other telecommunications assets in Latin America and Brazil. We cannot anticipate how this may affect our business.

•	We may be unable to retain management or other key personnel and will incur costs in connection with change of control provisions in the contracts with management and other key personnel.

•	Many of our credit agreements contain change of control clauses that may be triggered by a sale by MCI of its stake in Embratel Holdings. Unless the lenders under these agreements agree to waive compliance with these provisions, the sale by MCI of its stake could cause the acceleration of our indebtedness under these agreements. Our control over certain aspects of this process may be limited.

•	In connection with the acquisition, Telmex may agree to grant certain rights to the Brazilian government related to Star One. We cannot predict what these rights will be or how they will affect our business.

•	The sale is consuming significant management time and resources.

•	The future scope of our relationship with MCI is uncertain. We may have to find new suppliers for certain services MCI currently provides to us. However, because there are multiple suppliers for all essential services provided to us by MCI, we do not expect such changes to have a material adverse effect on our business.

We are parties to various legal proceedings

We are parties to various legal proceedings, some of which involve significant monetary claims for which we have established no reserves. We cannot be certain that these claims will be resolved in our favor. In particular, we are involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by us and social security administrative and civil lawsuits for aggregate claims that are substantial. Because we believe the likelihood of an unfavorable outcome in most of these claims is either remote, or merely possible, as of December 31, 2003, we had recorded R$74 million in reserves in respect of these disputes. If all or a significant portion of these actions were decided adversely to us, it could have a material adverse impact on our business, financial condition and results of operations. For a detailed discussion of our material legal proceedings, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information— Legal Proceedings” and Note 21 to our consolidated financial statements.

We may not be able to launch our new satellite prior to the end of the useful life of the existing satellite it is designed to replace.

Our satellite infrastructure consists of five satellites, four of which we actively use in our business. One of the four satellites we actively use in our business is nearing the end of its life. In 2002, Star One signed an agreement for construction of the satellite “C-1” to replace this satellite. The project is expected to be concluded in 2006. We cannot assure you that the C-1 satellite will be in place prior to the end of the useful life of the existing satellite it is designed to replace. Despite our contingency planning, this could hamper our ability to properly serve our satellite customers and increase our costs.

Risks relating to our existing indebtedness

If we are unable to successfully manage the risks associated with our current levels of debt, our business and financial condition could be adversely affected

At December 31, 2003, Embratel Holdings had R$4,591 million of outstanding consolidated indebtedness of which R$3,532 million (or 76.9%) is denominated in foreign currencies. Giving effect to swap transactions, the unhedged amount of foreign currency denominated debt represented 45.6% of our indebtedness at December 31, 2003. Our current amount of debt:

•	increases our vulnerability to adverse general economic and telecommunications conditions;

•	affects our ability to obtain additional financing to fund our debt service requirements, future working capital requirements, capital expenditures, acquisitions or other general corporate purposes;

•	increases our vulnerability to fluctuating interest rates, since certain of our borrowings bear variable interest rates; and

•	increases our exposure to the risk of devaluation of the real against the U.S. dollar and other foreign currencies.

We may not be able to refinance our debt as it matures

As of December 31, 2003, after giving effect to the refinancing agreements described under “Item 5. Operating and Financial Review and Prospects––Refinancing of Loans Maturing in 2003 and 2004,” Embratel Holdings had R$878.4 million of consolidated debt maturing in 2004, R$1,709.8 million in 2005, and R$2,002.3 million thereafter. Our operating cash flow and other sources of funds may not be sufficient to enable us to make required payments on our debt as it comes due. If we are unable to refinance our debt or to raise the necessary funds, we will not be able to meet scheduled principal payments on our debt, which would cause us to be in violation of the terms of one or more or our debt agreements. This could trigger cross defaults under our obligations and could give creditors the right to accelerate the maturities of our debt.

We are subject to financial covenants and other contractual provisions under our existing indebtedness

The agreements that govern our debt and the debt of our subsidiaries contain a number of significant covenants that could adversely impact our business. In particular, the terms of these agreements restrict our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	make capital expenditures;

•	grant liens;

•	pledge assets;

•	sell or dispose of assets; and

•	make certain investments, acquisitions, mergers or consolidations.

Furthermore, in accordance with a number of our debt agreements, we are required to maintain certain specified financial ratios, including EBITDA to interest expense and net debt to EBITDA ratios. Compliance with these financial covenants in future periods will depend upon our financial and operating performance, which may be affected by adverse business, market and economic conditions. If we are unable to comply with these covenants or to obtain waivers from our lenders, our debt under our credit agreements and other instruments may be accelerated. See “Item 5. Operating and Financial Review and Prospects.”

Risks relating to our preferred shares and ADSs

Our ADSs generally do not give you voting rights

Our American Depositary Shares, or ADSs, represent preferred shares of Embratel Holdings. Under Brazilian law, holders of preferred shares generally do not have the right to vote at our shareholder meetings. Our preferred shares do not entitle the holder to vote at such shareholders’ meetings, except under specific circumstances. See “Item 10. Additional Information—By-laws of Embratel Holdings—Voting Rights” for further information on this subject.

Our preferred shares and ADSs do not entitle you to a fixed dividend

Under Brazilian corporate law and our by-laws, unless our board of directors, with shareholder approval, decides otherwise, we must pay our shareholders a mandatory distribution equal to 25% of our net income as adjusted for this purpose. Therefore, whether you receive a dividend depends on the amount of the mandatory distribution, if any, and whether our board of directors exercises its discretion subject to shareholder ratification to suspend these payments. See “Item 8. Financial Information—Embratel Holdings’ Distribution Policy and Dividends” for a more detailed discussion of mandatory distributions.

You might be unable to exercise preemptive rights with respect to our preferred shares

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

If you exchange ADSs for preferred shares, you risk losing certain foreign currency remittances and Brazilian tax advantages

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Resolution 2,689 of the Central Bank of Brazil dated January 26, 2000, which we refer to hereafter as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. We cannot assure you that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to your investment in the ADSs will not be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10. Additional Information—Taxation—Brazil.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so and may have an indirect impact on the price at which you can sell your ADSs on the New York Stock Exchange. The São Paulo Stock Exchange—BOVESPA, the only Brazilian stock exchange, had a market capitalization of approximately US$234 billion as of December 31, 2003 and an average daily trading volume of approximately US$818.3 million for 2003. In comparison, the NYSE had a market capitalization of US$17.3 trillion as of December 31, 2003 and an average daily trading volume of approximately US$9.7 trillion for 2003.

There is also significantly greater concentration in the Brazilian securities market. The top ten stocks in terms of trading volume accounted for approximately 53.6% of all shares traded on the São Paulo Stock Exchange in 2003.

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulation involving tariffs and exchange controls, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation and government efforts to combat inflation could harm our business

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994 (as measured by the Índice Nacional de Preços ao Consumidor, or National Consumer Price Index). More recently, Brazil’s rates of inflation were 9.4% in 2001, 14.7% in 2002 and 10.4% in 2003. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy. If Brazil experiences high inflation in the future, our business could suffer. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect our financial condition and results of operations

As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, devaluation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. Devaluation of the real and currency instability could adversely affect our ability to meet our foreign currency obligations in the future and could result in a monetary loss relating to this indebtedness. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for information about our hedging policy.

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on, and the proceeds of any sale of, the preferred shares

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

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

Developments in other countries may affect the trading prices of our securities and restrict our access to financing at acceptable rates

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may hamper investor enthusiasm for securities of Brazilian issuers, including ours. This could adversely affect the trading prices of our securities, and could also make it more difficult for us to access the capital markets on acceptable terms.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are one of Brazil’s largest telecommunications services providers, with leading positions in domestic and international long-distance and data services. Embratel was founded in 1965 and later became the long-distance subsidiary of Telebrás, the Brazilian government-owned telephone company. Since Embratel’s privatization in 1998 and the initial opening of the Brazilian telecommunications market to competition in July 1999, we have capitalized on Embratel’s strong brand name, reliable and ubiquitous national network and reputation for quality service to become the telecommunications provider of choice for Brazilian corporate customers, and the leading provider of data and Internet services in Brazil. We generated net operating revenues of R$7,043 million, cash flow from operations of R$1,037 million and net income of R$224 million during 2003.

Our business

We offer a full range of communications services to our customers throughout Brazil. Of our total revenues in 2003, approximately 60% were derived from corporate customers, and the remainder from residential customers. Our principal service offerings include:

•	Long-distance services. We generate substantially all of our voice services revenue from domestic and international long-distance telephone services. Corporate customers generate the majority of our long-distance revenues.

•	Domestic long-distance. We are Brazil’s leading domestic long-distance telephone service provider. We provide intra-state, intra-regional and inter-regional long-distance telephone services to corporate, residential and cellular customers throughout Brazil. Our domestic long-distance telephone services generated R$4,052 million, or 57.5% of our total net operating revenues, in 2003.

•	International long-distance. We are the leading provider of international long-distance telephone service in Brazil, and operate the largest long-distance telecommunications network in Latin America. We also have ownership interests in most of the major undersea cables between South America and the rest of the world through cable consortia. Our international long-distance telephone services accounted for R$857 million, or 12.2% of our total net operating revenues, in 2003.

•	Data Communication Services. We are Brazil’s leading provider of data and Internet services, with a strong focus on corporate customers. Our high-speed, reliable data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Data communication services accounted for R$1,756 million, or 24.9% of our total net operating revenues, in 2003.

•	Local and other services. Through Star One, we are Brazil’s leading provider of satellite services, with applications including broadcasting, broadband data and telephony, using our satellites in orbit. We began offering local services in 2002 and our December 2003 acquisition of Vésper, a wireless local loop local telephone and broadband data operator with operations in São Paulo and 16 other Brazilian states should enable us to further expand and accelerate the rollout of these services. We also provide a variety of other services including text, sound and image transmission and maritime communications.

Our strategy

We believe that our brand name, reputation for quality service, ownership of Brazil’s only nationwide network and exceptional technical capabilities provide us with a strong platform for growth. To build upon these strengths, we are pursuing a disciplined strategy with a focus on profitability and cash flow generation. The major components of our business strategy are:

•	Target high value customers. We are pursuing a solutions-based segmented market strategy that focuses on customers and services that provide attractive margins and returns on invested capital. We intend to:

•	Retain and grow large and very large accounts. We currently provide services to a substantial majority of Brazil’s 500 largest businesses. We intend to develop the potential of this high-value customer segment by offering value-added solutions including integrated local and long-distance and data services, and outsourcing and managed services.

•	Aggressively pursue the small and medium enterprise segment. We will target growth in the small and medium enterprise segment by developing integrated local, long-distance and Internet services, continuing to selectively build our own local access facilities to address high potential customers, and accelerating customer acquisition through orchestrated sales channels.

•	Expand our share of the government market. We intend to capture a greater share of government spending on telecommunications services by offering local services, tailored pricing plans and expanding our sales efforts beyond the federal government to state, regional and local government entities.

•	Pursue profitable growth opportunities in the residential market. We will focus on retaining and increasing the average spending of our more profitable high-end residential customers, while reducing the costs and risks of serving low-end residential customers through improved billing and collection systems and alternative payment methods such as prepaid calling cards.

•	Expand addressable market through intelligent access buildout and new service offerings. We will continue to select from the full portfolio of available access technologies (radio, satellite, optical fiber and copper) to develop cost-effective access solutions for reaching high potential customers in our target markets. We will continue to develop new service offerings using the latest technology.

•	Play an active role in shaping the regulatory environment. We will continue to actively encourage the Brazilian telecommunications regulator to ensure competition through additional pro-competitive regulations that level the playing field for competition in the Brazilian telecommunications market. We will, among other things, continue to pursue cost-based wholesale interconnection tariffs that better mirror the time and distance-based basic retail tariff structure, to actively promote unbundling, and to argue in favor of a reduction and rationalization of the number of local calling areas within Brazil.

•	Continue to implement strategies to improve operating efficiency. We will continue to implement strategies to improve our operating efficiency, including by controlling bad debt expense through improved collections, call-management systems and co-billing, lowering interconnection costs through regulatory initiatives and by rolling out new points of presence and building our own access facilities, making targeted capital expenditures to address new markets and enhancing the productivity of our assets.

•	Make selective acquisitions to accelerate growth. We will move rapidly to capitalize on the local service and broadband data opportunities created by our acquisition of Vésper, and will continue to explore selective acquisition opportunities to expand and complement our business.

History and Development of Embratel Holdings and Embratel

Evolution of the Brazilian telecommunications industry

The Brazilian telecommunications industry and regulatory environment have experienced rapid and substantial changes in recent years.

•	Breakup and privatization of Telebrás. Prior to 1998, all telephone services in Brazil were provided by subsidiaries of Telebrás, the Brazilian government-owned telecommunications provider. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including three holding companies for local and regional operators, eight holding companies for mobile telephone operators and one holding company—Embratel Participações—for the domestic and international long-distance operator.

•	Initial concessions. In connection with the breakup and privatization, Brazil was divided into four regions for fixed switch telephony services: Region I (North/East), Region II (South/West), Region III (São Paulo state) and Region IV (all of Brazil). In each of regions I, II and III, a single company was granted concessions to provide local and intra-state and intra-regional long-distance services within that region. Embratel was granted concessions to provide all types of domestic long-distance and international long-distance services in Region IV.

•	Mirror license auction. Following the privatization, Anatel auctioned one additional license in each of the three fixed-line concession areas for the provision of local and intra-regional long-distance telephone service, as well as one nationwide license for the provision of all types of domestic and international long-distance service. These licenses were referred to as ‘mirror’ licenses because they were intended to create a single competitor for each of the local service incumbents and Embratel.

•	Carrier selection for wireline calls. In July 1999, Brazil opened long-distance voice services to competition by introducing a mandatory carrier selection code system, known as the PIC code. The PIC code system requires telephone users to select a long-distance carrier when making each long-distance call by dialing a 2-digit carrier code. While the three local telephone incumbents and their ‘mirror’ counterparts were not permitted to provide long-distance service between the three regions, they were assigned dial codes of their own and were permitted to provide intra-state and intra-regional long-distance within their respective regions.

•	Expanded competition. On January 1, 2002, Anatel was authorized to grant an unlimited number of licenses for the provision of any type of telecommunications services. Embratel was granted a nationwide license, upon meeting certain universal service requirements, to provide local telephony on August 16, 2002, and began providing local services at the end of 2002. The three local telephone incumbents, Telefonica (São Paulo state), Telemar (North/East Brazil) and Brasil Telecom (Center/South Brazil), have similarly received, after meeting certain universal service requirements, authorization to provide inter-regional and international long-distance services. We now compete against multiple providers for all segments of our domestic and international long-distance services.

•	Tariff rate increase. Under the concession contracts granted by Anatel, tariffs are adjusted once a year in accordance with a formula that is based on inflation minus a productivity factor. The concession agreements specify that the inflation rate to be used for this adjustment is the IGP-DI index. On June 27, 2003, Anatel approved a tariff rate increase using the IGP-DI index established in the concession agreements. Following Anatel’s decision approving the rate increases, these tariffs were challenged in the Brazilian courts. On September 11, 2003, the 2[a] Vara Federal do Distrito Federal issued an injunction requiring the tariff adjustment to be made based on the IPCA inflation index rather than the IGP-DI index used in the tariff rate formulas established in the concession agreements. The effect of this decision was to reduce the annual rate increase for 2003 for us and each of the three regional telecommunications providers. Final resolution of this matter is still pending.

•	Terms for the renewal of the concession contracts. We are in the process of renewing our concession contracts for domestic and international long-distance services, which expire at the end of 2005. In June 2003, Anatel established the basic terms for the renewal of the concession contracts and the Brazilian Government issued a decree setting the policy guidelines for the telecommunications sector. We have formally notified Anatel of our intention to renew the concession contracts on these terms and conditions, but the new concession contracts have not yet been signed. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations” for additional information about the expected terms under the new concession contracts.

•	Carrier selection for mobile telephone calls. In July 2003, mobile telephone providers in Brazil began giving their customers the ability to use the PIC code to select a long-distance carrier when making long-distance calls from a mobile telephone. As of January 4, 2004, all mobile telephone users are required to dial a PIC code each time they place a long-distance call from Brazil.

•	Unbundling. In May 2004, Anatel published new regulations on regulated line-sharing unbundling that establish maximum prices for various network elements and time limits within which they must be provided and address related matters such as co-location space requirements.

Principal Subsidiaries

The following table summarizes the principal subsidiaries of Embratel Participações at December 31, 2003, each of which is incorporated in Brazil. For a full list of our subsidiaries, see Note 2.b to our consolidated financial statements. `

Name of Company	Direct or Indirect Ownership Interest of Embratel Holdings	Description
Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8%	Provides domestic and international long-distance, local telephone and data services.

Star One S.A.	80%	Subsidiary of Embratel. Provides satellite services.

Vésper Holding S.A.	100%	Holding company for Vésper S.A., which provides competitive local service and broadband access in Region I.

Vésper Holding São Paulo S.A.	100%	Holding company for Vésper São Paulo S.A., which provides competitive local service and broadband access in Region III.

Click21 Comércio de Publicidade Ltda.	100%	Internet service provider.

BrasilCenter Comunicações Ltda.	100%	Subsidiary of Embratel. Provides call center services.

Telec ommunications Segment

Our telecommunications segment consists principally of providing local, domestic long-distance, Internet, data and international communication services in Brazil to businesses and consumers.

Domestic long-distance services

We are Brazil’s leading domestic long-distance telephone service provider. We provide intra-sectorial, intra-regional and inter-regional long-distance telephone services to corporate, residential and cellular customers throughout Brazil. Our domestic long-distance telephone services accounted for 58.9%, 59.1% and 57.5% of our total net operating revenues in 2001, 2002 and 2003, respectively.

We provide domestic long-distance telephone service, including the following services, throughout Brazil:

•	Inter-regional long-distance. Inter-regional long-distance telephone service consists of all calls that originate within one of the three fixed-line regions and terminate in another of the three fixed-line regions, and all calls that originate in one cellular region and terminate in another cellular region. See “Item 4. Information on the Company—Competition” and “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations.”

•	Intra-regional long-distance. Intra-regional long-distance telephone service consists of all calls that originate in one local calling area within a fixed-line region and terminate in another local calling area within the same fixed-line region. A local calling area is generally equivalent to a municipality, and there are usually several local calling areas within an area code.

•	Intra-sectorial long-distance. Intra-sectorial long-distance telephone service consists of all calls that originate in one local calling area within a fixed-line sector and terminate in another local calling area within the same fixed-line sector. A fixed-line sector is generally equivalent to a state. We have offered these services since July 1999. We had been previously restricted to providing inter-state long-distance service. See “Item 4. Information on the Company—Competition” and “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations.”

International long-distance services

We are the leading provider of international long-distance telephone service in Brazil, and operate the largest long-distance telecommunications network in Latin America. We also have ownership interests in most of the major undersea cables between South America and the rest of the world through cable consortia. Our international long-distance telephone services generated 14.6%, 12.6% and 12.2% of our total net operating revenues during 2001, 2002 and 2003, respectively.

Data communication services

We are Brazil’s leading provider of data and Internet services, with a strong focus on corporate customers. Our high-speed, state-of-the-art data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Our data communication services include leased high-speed data communication service, satellite data communication, Internet services, packet-switched data communication, frame relay and message-handling systems. Data communication services accounted for 23.5%, 24.9% and 24.9% of our total net operating revenues in 2001, 2002 and 2003, respectively.

We own our microwave and fiber optic data transmission network. We own metropolitan area fiber-optic networks in major cities with high access capacity to clients and are expanding our fiber-optic network throughout Brazil in order to increase the quality of services currently provided. We also use our satellite system to provide additional data communication services.

The three principal customer groups that use our data communication services are financial institutions, governmental entities and large corporations. Financial institutions primarily use our services for banking operations, telecommuting and inter-office communication. Governmental entities primarily use our services for data processing, legal and other databases, and voice, data and image integration. Large corporations primarily use our services for e-mail, data processing, voice, data and image integration, billing and administration.

We also provide data communication services through Vésper, which we acquired in December 2003. In March 2003, Vésper launched its 3G CDMA2000 1xEV-DO network in the São Paulo metro area, the first wireless broadband Internet access service of its kind in Latin America. Using this service, users can connect to the Internet at speeds of up to 2.4Mbps, which is faster than DSL and cable modem services currently offered in Brazil, as well as being significantly faster than dialup and other wireless services. We believe this technology will facilitate a wide range of broadband applications.

In the third quarter of 2003, Embratel launched a free Internet service provider – Click21. By the end of the year, Click21 had more than 400,000 subscribers. Click21 provides us with another easily accessible channel for the marketing and sale of voice services to residential customers and small businesses.

Local and other services

In addition to long-distance and data communication services, we provide other services, including local wireline and wireless local loop telephone service, as well as text, telex, sound and image transmission and mobile satellite and maritime communications. The net amounts of these additional services accounted for 3.0%, 3.4% and 5.4% of our total net operating revenues in 2001, 2002 and 2003, respectively.

On August 16, 2002, Anatel granted Embratel an authorization to provide local telephony services in all regions in Brazil. In the fourth quarter of 2002, we began providing local telephony services, and currently serve 227 Brazilian cities, including all major Brazilian metropolitan areas. We plan to provide local services to 64 additional cities in 2004. Providing local service allows us to supply a complete range of fixed line services to our customers.

We believe our December 2003 acquisition of Vésper, a wireless local loop local service and broadband data operator with operations in São Paulo and 16 other Brazilian states, will enable us to further broaden and accelerate the roll out of our local service offering. Vésper is a full-service telecommunications provider that offers telephony and value-added services to the consumer and small business market and telephony, data and Internet services to corporate and residential clients. Vésper has fixed switched telephony (“STFS”) licenses spanning a large contiguous area that encompasses approximately 130 million people in the state of São Paulo and in the Northern, Northeastern and Eastern regions of Brazil. Currently, Vésper’s licenses allow it to provide fixed wireless and data services to 165 municipalities, with a total coverage area that corresponds to roughly 76% of Brazil’s 172 million inhabitants.

Local services did not represent a significant portion of our revenue in 2003. We expect this part of our business to increase in 2004 due to our acquisition of Vésper and the continued rollout of our local service offerings.

Space Segment

Through Star One, we are Brazil’s leading provider of satellite services, with applications including broadcasting, broadband data and telephony, using our satellites in orbit. We formed Star One in November 2000 as a spin off from Embratel to carry out our satellite operations. We own 80% of its share capital.

Star One is a leading provider of satellite transponder capacity in Brazil. This capacity is leased to customers for:

•	network services;

•	up-link trunking; and

•	entertainment broadcasting.

Star One’s principal customers include television broadcasters, cable operators, telecommunications service providers and financial institutions. Star One also provides satellite services to the Brazilian military. A significant amount of our capacity in this segment is leased directly to our telecommunications segment. Our telecommunications segment uses this capacity, together with equipment and software, for the provision of certain data communications and other services to our customers.

Rates

Overview

Under the regulatory framework implemented upon the breakup and privatization of Telebras, telecommunications companies were to be given the ability to set their own tariffs beginning three years after privatization if there were effective competition in the market. We have filed a request with Anatel for permission to set our own tariffs. Until we receive Anatel’s permission to set our own tariffs, rates for most of our domestic and international long-distance SFTS services will continue to be subject to the final approval of Anatel, to which we submit requests for rate adjustments. Data communications services are not regulated.

On June 2, 1998, when Anatel granted concessions to the Telebrás System companies, it established initial price-caps based on the April and May 1997 rates. These initial price-caps are adjusted on an annual basis under a formula that includes an inflation adjustment mechanism based on the IGP-DI inflation index. On June 27, 2003, Anatel approved a tariff increase using the IGP-DI inflation index. This tariff rate increase has been challenged by several injunctions and is still pending in the Brazilian courts. We and the three regional telecommunications operators have adopted tariff rate increases based on an injunction issued by the 2a Vara Federal do Distrito Federal on September 11, 2003, which requires the rate increase to be calculated by substituting the IPCA inflation index for the IGP-DI inflation index in the tariff rate formulas established in the concession agreements. This change affects both the rates that we charge to our customers and the rates that we pay for interconnection.

Domestic long-distance rates

Rates for domestic long-distance calls, including intra-regional long-distance and inter-regional long-distance, are computed based on the time of day and day of the week when the calls are made, the call’s duration, the distance covered and whether special services, such as operator assistance, are used. The rates for domestic long-distance calls are established by Anatel and are uniform throughout Brazil. Domestic long-distance rates are divided into five distance and location components: 0 to 50 kilometers; 50 to 100 kilometers; 100 to 300 kilometers; over 300 kilometers; and special metropolitan area rates.

Average domestic long-distance rates were increased in June 2001 by 7.76% and in July 2002 by 5.02% using the IGP-DI inflation index and the formula set forth in the concession agreements. In July 2003, Anatel approved a 24.85% rate increase using the IGP-DI inflation index. This tariff rate increase has been challenged by several injunctions and is still pending in the Brazilian courts. As described above, we have adopted a tariff rate increase calculated using the IPCA inflation index, rather than the IGP-DI inflation index, in the tariff rate formulas established in the concession agreements. This resulted in a 12.55% increase in our average long-distance rates in 2003.

The following table illustrates our basic tariff domestic long-distance rates for the periods and times of day indicated.

	As of December 31,
	1999	2000	2001	2002	2003
	(in reais)
Domestic long-distance rates (1):
0 to 50 km	0.34	0.41	0.48	0.55	0.67
50 to 100 km	0.56	0.68	0.80	0.91	0.93
100 to 300 km	0.85	1.02	1.02	1.02	1.02
Over 300 km	1.13	1.18	1.18	1.18	1.22

(1)	Rates for a domestic long-distance call, three minutes in duration between the hours of 9 a.m. and 12 p.m. and between 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

While these rates apply to basic plan customers, we have developed a variety of promotional and customer retention programs since 2000 that enable many of our customers to obtain packages that may include lower rates than those set forth in the table above. These programs offer discounts from Anatel-approved rates and are designed to increase our market share and promote usage of the “21” carrier selection code.

The majority of our customers for long-distance voice services are not “pre-subscribed.” In other words, customers do not register with us as customers before we begin providing services to them. Instead, each time a customer initiates a long-distance domestic or international call, the customer chooses whether to use our services by dialing the “21” selection code or some other service provider by dialing another code.

Our customer retention and discount programs are designed to allow us to build customer loyalty and to improve collections by pre-establishing the identity of our customers.

International rates

Revenues generated by international long-distance telephone services are primarily derived from:

•	charges for international outgoing calls originating in Brazil; and

•	net settlement payments made by other international telecommunications operators for incoming calls carried through our network in Brazil.

International long-distance rates charged to telephone customers

Rates charged for outgoing international calls vary depending on the time of day and day of the week when the calls are made, the call’s duration, the country of destination and whether special services, such as operator assistance, are used. Maximum rates for our international long-distance service are established by Anatel under the price cap mechanism set forth in the concession contract. We have substantially reduced rates for outgoing international calls in recent years. This has been in part in response to considerable competition from companies outside Brazil known as telephone service resellers. In order to compete more effectively, we have reduced the cost of outgoing calls to levels similar to those charged by resellers. See “Item 4. Information on the Company—Competition.”

The following table illustrates our international rates for the periods and times of day indicated. For 1999, this table reflects the Anatel approved rates, not including promotional discounts. All other rates reflect promotional rates.

	As of December 31,
	1999 (1)	2000 (2)	2001 (2)	2000 (2)	2003 (2) (5)
	(in reais)
International rates (3):
United States	3.26	2.10	1.92	1.92	2.22
Mercosur	4.57	2.97	2.67	2.67	3.48
Western Europe (4)	5.16	2.97	2.67	2.67	4.56

(1)	Anatel-approved rates.
(2)	Promotional rates.
(3)	Rate for international calls, three minutes in duration between the hours of 8 a.m. and 6 p.m. on weekdays, net of value-added taxes.
(4)	Includes France, Germany, Italy, Spain, Switzerland and the United Kingdom.
(5)	Since September 12, 2003

Net settlement payments

Revenues from international service also reflect payments under bilateral agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. These agreements set forth the settlement rates of payment from us to foreign carriers for the use of their facilities in connecting international calls billed in Brazil and from foreign carriers to us for the use of our facilities in connecting international calls billed abroad. The settlement rates under such agreements are negotiated with each foreign carrier and are made on a net basis. Various factors could affect the amount of net settlement payments from foreign carriers to us in future years. These include increases in the proportion of outgoing as opposed to incoming calls. Net settlement payments from foreign carriers could also be affected by decreases in the rates paid by such carriers.

Taxes on telecommunications services

The cost of all telecommunications services to the customer includes a variety of taxes, including the following:

State value-added taxes

The principal tax imposed on telecommunications services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or the ICMS. ICMS taxes are imposed by the Brazilian states at varying rates on revenues from the provision of domestic and international telecommunications services. The majority of Brazilian states impose a 25% tax rate; however, this rate varies from state to state.

Federal social contribution taxes

The other principal taxes collected on revenues include two federal social contribution taxes, which are:

•	Programa de Integração Social – PIS. PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services and, for us, are not collected on a value-added basis. Beginning December 2002, the government increased the general rate at which PIS contributions are applied to 1.65% and began to collect PIS on a value-added basis. However, revenues from telecommunications services were expressly excluded from this increase and from the decision to collect PIS on a value-added basis; and

•	Contribuição para Financiamento da Seguridade Social – COFINS. COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services and, also, are not collected on a value added basis. In February 2004, the government increased the COFINS contribution rate for most other providers of goods and services to 7.6% and began to collect COFINS on a value-added basis. However, revenues from telecommunications services were expressly excluded from the increase and from the decision to collect COFINS on a value-added basis.

Billing and collections

Prior to the first quarter of 2000, we did not directly bill standard voice services to our end-user customers. Instead, the fixed-line operators were obligated to provide billing and collection services at no cost to us. The regional fixed-line companies billed customers for all domestic and international long-distance calls, collected payments from customers and transferred to us payments for all inter-regional, certain intra-regional and all international long-distance calls carried by us. All other telecommunications and related services provided by us, including toll-free service, have been and continue to be billed directly by us.

We began directly billing and collecting payments from our domestic and international long-distance telephony customers on a trial basis in the fourth quarter of 1999, and fully implemented direct billing in the first quarter of 2000. The process of implementing direct billing of traditional telephone services significantly changed the magnitude of our billing and customer service requirements. We moved from processing a monthly average of 70,000 invoices in 1999 to approximately 8 million invoices per month in 2000. In addition to the increased volume of invoices, we also faced challenges in maintaining up-to-date customer data for the subscribers of the fixed-line companies. Since callers select the long-distance operator on a call-by-call basis, we started operations without a direct customer database and had to rely on information provided by our competitors, the fixed-line companies, who were required to provide it under Anatel regulation.

Our transition to direct billing was accompanied by a sharp increase in bad debt expense. Since 2000, we have taken a number of proactive measures to reduce our bad debt expense, including:

•	Line blocking procedures. Beginning in 2002, we implemented new technology to block delinquent lines. At December 31, 2003, we had 4.1 million blocked lines.

•	Use of third-party credit collection firms. We use third-party collection firms to collect from certain customers.

•	Customer data system. We implemented a new Customer Data System (CDS) in the second quarter of 2003 that allows us to accelerate the processing of the information received from the local companies and to reduce and better track errors.

•	Co-billing. In 2002, we implemented new co-billing arrangements with three local operators, and approximately 11 million customers now have the ability to receive their long-distance bill through their local carrier.

•	Use of call centers. We make proactive use of our call centers in our collection efforts.

Embratel offers customers a variety of payment options, including payment by mail, direct debit, online billing, credit card payment and co-billing arrangements.

Network and Facilities

We have the largest long-distance telecommunications network in Latin America, and use it to provide both national and international connections to thousands of points throughout Brazil. In expanding our network, we select from the full portfolio of available access technologies (radio, satellite, optical fiber and copper) to develop cost-effective access solutions for reaching high potential customers in our target markets. We generally begin to connect clients in new areas using digital microwave transmission systems, which we also refer to as radio access. This enables us to provide services more rapidly than building a wireline connection to the customer. Once a critical level of demand is reached, we make the necessary investment to deploy copper or fiber access, and then redeploy the radio receivers. We believe this strategy allows us to target high potential customers and to provide the capacity and services that they require, while containing our operational and capital costs.

Domestic network

We are the main provider of high-speed data transmission and Internet service in Brazil, with the largest national network of broadband fiber-optic transmission systems. We use a 100% digital switching system for voice and data and use packet-switched data communications, asynchronous transfer mode (ATM) and frame relay for data and Internet services. We have metropolitan digital fiber networks in the largest cities in Brazil with direct fiber or wireless connections to businesses. We are implementing lateral fiber extensions with commercial buildings connected to metropolitan rings, providing high quality direct connections. We continue to expand construction of metropolitan digital fiber optic networks to additional strategic cities with a high concentration of business customers. We use radio systems in areas where installation of fiber cables is less cost effective. These long-distance microwave links offer alternative routes to the fiber network and have a total range of 21,000 Km with a network capacity of greater than 20 Gbit/sec. We also use satellites to provide services to remote locations within the country, as a complement to the radio and fiber networks. The satellite network has a 1.6 Gbit/sec total capacity.

The following table sets forth certain details regarding our domestic long-distance and data network:

	As of December 31,
Network Information	2000	2001	2002	2003
Urban fiber rings (fiber kilometers)	81,524	90,524	103,824	107,720
Optical fiber (fiber kilometers)	1,045,617	1,068,657	1,068,657	1,068,657
Microwave Long-distance links (kilometers)	21,000	21,000	21,000	21,000
Long-distance trunks (1)	1,877,486	1,484,730	1,504,440	1,582,170

(1)	The decrease in the number of trunks in 2001 was due to the modernization of our switch network. Several old switch platforms that did not support centralized blocking of lines were replaced. As a result, the total number of installed trunks decreased while the performance of the network improved.

Through Vésper, we also provide services on a 1.9GHz frequency band based on CDMA digital wireless technology as well as by traditional wireline switches. This technology allows for easy activation of a new phone without the need for any installation work or investment in fixed last mile infrastructure. We also provide wireless broadband services in selected areas in the city of São Paulo using CDMA 2000 1xEV-DO technology.

International network

We provide international services primarily through the major international undersea cable systems, which link Brazil with key trading partners around the world. Embratel’s international submarine cable network reaches all continents through 28 different submarine cable systems in which we have various ownership interests. We have designed our network of cables to ensure redundancy for areas where we have the heaviest traffic. To complement and diversify our international network, increasing our global service capacity in a cost-effective way, we currently use leased satellite capacities from international satellite systems. The satellite channels are controlled and monitored through our earth station complex for international services, located in Tangua (in the state of Rio de Janeiro). We have three international telephony digital switches in strategic locations and international data network platforms (Frame Relay, ATM and IPL), all with interconnection to the main international telecom companies to provide voice and data services worldwide.

Satellite infrastructure

We currently own and operate a domestic earth station in Guaratiba, located in the state of Rio de Janeiro. This station, activated in 1985, accesses the Brasilsat B1, B2, B3 and B4 satellites, which cover the entire territory of Brazil, Argentina, Uruguay and Paraguay. The satellites are maintained and monitored by us through the Guaratiba earth station. Star One has entered into a contract to launch a new satellite—C1—to replace satellite B1, which is nearing the end of its useful life. The C1 satellite is expected to be operational in mid-2006 and will provide transcontinental coverage. See “Item 4. Information on the Company––Capital Expenditures.”

Competition

Before the reform of the Brazilian telecommunications system, we were the exclusive provider of inter-state and international long-distance services in Brazil, although these services were subject to indirect competition from a number of sources. The Telebrás companies were the exclusive providers of intra-state and local telephone services. Since 1995, Brazil has adopted broad regulatory changes intended to open the telecommunications market to competition. See “Item 4. Information on the Company—History and Development of the Company.”

Following the privatization, Anatel auctioned one additional license in each of the three fixed-line concession areas for the provision of local and intra-regional long-distance telephone service, as well as one nationwide license for the provision of all types of domestic and international long-distance service. These licenses were referred to as ‘mirror’ licenses because they were intended to create a single competitor for each of the local service incumbents and Embratel.

In July 1999, Brazil opened long distance voice services to competition by introducing a mandatory carrier selection code system, known as the PIC code. The PIC code system requires telephone users to select a long-distance carrier when making each long-distance call by dialing a 2-digit carrier code. While the three local telephone incumbents and their ‘mirror’ counterparts initially were not permitted to provide long-distance service between the three regions, they were assigned dial codes of their own and were permitted to provide intra-state and intra-regional long-distance within their respective regions.

On January 1, 2002, Anatel was authorized to grant an unlimited number of licenses for the provision of any type of telecommunications services. Embratel was granted a nationwide license, upon meeting certain universal service requirements, to provide local telephony on August 16, 2002, and began providing local services at the end of 2002. Additionally, during 2002, two of the three local telephone incumbents, Telefonica (São Paulo state) and Telemar (North/East Brazil), received, upon meeting similar universal service requirements, authorization to provide inter-regional and international long-distance services. In the beginning of 2004, Brasil Telecom (Center/South Brazil) received the same licenses. We now compete against multiple providers in all segments of our domestic and international long-distance services.

In July 2003, SMP (personal mobile service) mobile telephone providers in Brazil began giving their customers the ability to use the PIC code to select a long-distance carrier when making long-distance calls from a mobile telephone. As of January 4, 2004, all mobile telephone users are required to dial a PIC code each time they place a long-distance call from Brazil. These rules do not apply to mobile telephone operators that operate under SMC (cellular mobile service) licenses.

Our principal competitors vary by region and type of service. The following table summarizes our principal competitors by region and type of service.

Long-Distance
Region	Local	Long-Distance
Region I	Telemar	Telemar, Intelig
Region II	Telefonica	Telefonica, Intelig
Region III	Brasil Telecom	Brasil Telecom, Intelig

In addition to competition from our regulated competitors, we have experienced considerable competition for the provision of international long-distance service from companies outside Brazil known as telephone service resellers. Resellers provide customers with lower international rates by offering international long-distance services in Brazil without the required authorizations from Anatel.

Regulation of the Brazilian Telecommunications Industry

In July 1997, the Brazilian Congress passed the Telecommunications Law, which became the main basis for regulation of the telecommunications sector. Anatel regulates our business, including the services we provide and the rates we charge for telecommunications services, pursuant to the Telecommunications Law, telecommunications regulations, concessions and authorizations.

Regulatory agency — Anatel

The Telecommunications Law provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, our primary regulator is Anatel. Anatel is an independent regulatory agency with its own funding and administration, and exists separately from the Ministry of Communications and other agencies of the Brazilian Government, although it maintains a close working relationship with the Ministry of Communications.

Anatel is financed through the Fundo de Fiscalização das Telecomunicações, known as Fistel. Fistel is a fund administered by Anatel and its funds are currently the sole source of financing for Anatel’s activities. Fistel receives the proceeds of a tax imposed on service providers and fees charged for concessions, permissions and authorizations.

Anatel has the authority to propose and issue regulations that are legally binding on telecommunications services providers. Any proposed regulation of Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may ultimately be challenged in Brazilian courts.

Concessions and authorizations

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime. The main differences between the public regime and the private regime relate to the obligations imposed on the companies in the public regime, rather than the type of services they offer. There are only four companies in the public regime, Embratel and the three former Telebrás regional companies, known as the Telcos, that provide switched fixed telephone services, or SFTS. All other telecommunications companies, including other companies providing the same services as the four public regime companies, operate in the private regime.

Fixed-line services — Public regime

The four service providers in the public regime are the primary providers of the following SFTS to the general public: local, intra-regional long-distance, inter-regional long-distance and international long-distance. Each of these four companies holds concessions, as required by the Telecommunications Law. Each public regime concession is a specific grant of authority that allows the concessionaire to offer a specific type of SFTS and imposes certain obligations on the concessionaire concerning network expansion (universal service obligations) and quality and continuity of service.

Concessions for Embratel and the Telcos were granted until 2005, subject to certain obligations, with the possibility of full renewal for additional 20 years or revocation. In the event the concessions are not renewed or are terminated, all assets related to the provision of services under the concession revert to the Brazilian government. In June 2003, Anatel established the basic terms for the renewal of the concession contracts and the Brazilian government issued a decree setting the policy guidelines for the telecommunications sector. We have formally notified Anatel of our intention to renew the concession contract on these terms and conditions, but the new concession contract has not yet been signed. We view positively the following aspects of the new concession contracts:

•	local interconnection costs for 2006 onwards will be capped to a proportion of per-minute tariffs for local voice services and, from 2007 onwards, will be based on a long term cost model;

•	unbundling will be obligatory and the pricing of unbundled services will be cost-based.

•	the new concession agreements include an explicit obligation to provide co-billing under equal treatment terms. The arbitration process to set these terms has already been initiated;

•	new regulations guarantee the effective accounting separation of the local and the long-distance concessions; and

•	introduction of the General Plan of Competition decree, which will set forth rules designed to enhance competition in the local fixed switched telephony market.

The initial grant of the concessions to the four companies in the public regime did not require payment of a fee. The companies are, however, required to pay fees every two years after December 31, 2005 equal to 2% of annual net revenues from the provision of SFTS in the prior year (excluding taxes and social contributions) during the 20-year renewal period.

We will continue to actively encourage the Brazilian telecommunications regulator to ensure competition through further pro-competitive regulations for the Brazilian telecommunications market. We will, among other things, continue to press for cost-based wholesale interconnection tariffs that better mirror the time- and distance-based basic retail tariff structure, to actively promote unbundling and to argue in favor of a reduction and rationalization of the number of local calling areas within Brazil.

Fixed-line services — Private regime

After privatization, authorizations were granted to new competitors wishing to offer SFTS services, including local, intra-regional long-distance, inter-regional long-distance and international long-distance, in the private regime. Authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as concessionaires providing SFTS in the public regime, although individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted.

Obligations of telecommunications companies

Service and quality targets

Since the privatization, the concessionaries have been required to meet certain universal service and quality targets. The universal service targets for 2003 have now been certified by Anatel to have been met.

The following table sets forth our current universal service and network expansion obligations, for the period 2004-2005, and the new obligations for the period 2006 to 2025.

	Required for the years
Universal Service, Network Expansion and Modernization	2004	2005	2006 to 2025
Full-Service Public telephone availability (A) in areas with no fixed switched service that are located 30 km from the nearest fixed-line telephone and a population of at least	100	100	100
Number (estimated) of such localities where availability requirements must be met	2,000	2,500	N/A
Number of state capitals connected by digital transmission system	26	26	26

(A)	Public telephones available 24 hours a day with domestic and international long-distance direct-dial capability.

The concessionaries are also subject to quality targets that are set forth in the original General Plan on Quality and the new General Plan on Quality, which was adopted in 2003. These plans set forth a series of service quality obligations that are incorporated into the concession contracts. The following table sets forth our main quality of service obligations for the periods indicated as well as our status (as reported in Anatel’s Contract Management and Control System Database) as of December 31, 2003.

	Status as of December 31,		Required for the years
	2003		2004	2005	2006 to 2025
Busy circuit rate during peak periods (% of calls attempted) (domestic)	2.8%		4.0%	4.0%	4.0%
Direct-dial call completion rate during peak periods (% of calls attempted) (domestic)	67.6		70.0	70.0	70.0
Busy circuit rate during peak periods (% of calls attempted) (international, ingoing)	2.2		4.0	4.0	4.0
Direct-dial call completion rate during peak periods (% of calls attempted) (international, ingoing)	68.7		70.0	70.0	70.0
Operator availability (% of calls attempted)	95.9		94.0	95.0	95.0
Public telephone repair response speed (% within 8 hours)	(*	)	97.0	98.0	98.0

(*)—Anatel is reviewing its position.

Failure to meet these goals carries the possibility of fines and penalties from Anatel. There are a variety of external factors that may impede our ability to meet these goals each month during the year. Because our network connects with those of regional fixed-line operators, regional cellular operators and foreign operators, the quality of service provided by us may also be significantly affected by the quality of the networks on which calls originate or terminate. We have been fined in the past for failure to meet these requirements. See Note 21 in our consolidated financial statements for a description of certain litigation regarding fines assessed by Anatel.

Other services

Under the terms of our authorizations, we are required to continue offering telex services until Anatel determines that there is another service that fully replaces telex. We are already in the process of obtaining an approval from Anatel for those replacement services. We have also been required to comply with the terms and conditions of the contracts signed before July 27, 1998 – the date the authorization was executed – to give the government preferential access to telex services and to notify the government 60 months in advance in the event we decide to discontinue offering such services.

Interconnection

Interconnection is mandatory between all telecommunications networks upon request at tariffs subject to a price cap established by Anatel. If a company offers an interconnection tariff below the price cap, it must offer that price to any other requesting party on a non-discriminatory basis.

Co-location

Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and connect to the network at this point of presence. Co-location arrangements are currently negotiated directly by the parties.

Unbundling

Anatel has stated that unbundling of network elements and services by the providers of such elements and services are mandatory. However, regulations establishing which elements and services must be unbundled and how unbundling should occur were not issued until May 2004. These regulations establish maximum prices for various network elements and maximum time limits within which they must be provided and address related matters such as co-location space requirements.

Number portability

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Full number portability will be mandatory within a local area beginning in 2006. Implementing regulations have not yet been enacted.

Rate Regulation

Price caps

Concessions with the regional fixed-line companies and Embratel provide for a price cap mechanism to set and adjust rates on an annual basis. The price cap mechanism consists of a maximum weighted percentage increase, set by Anatel, by which a basket of basic services, including all of the services in the basic service plan as well as public telephone service and interconnection charges, including network usage fees, may be increased in a given year. The main baskets for us are intra-regional, inter-regional and international long-distance and long-distance interconnection. While the weighted percentage increase for the entire basket may not exceed that set by Anatel, the tariffs for individual services within the basket may be increased at our discretion. We may increase the tariff for any individual service by up to 5% for long-distance services, subject to a downward adjustment for inflation, so long as our adjustments of other prices ensure that the weighted percentage increase falls within the limit mandated by Anatel.

The initial price cap established by Anatel in the concession was based on the previously existing tariffs. The initial price cap is adjusted on an annual basis under a formula contained in the concession. First, the price cap is revised upward to reflect increases in inflation by multiplying the price cap by (1+1(y)), where “y” represents the rate of inflation as measured by the Índice Geral de Preços-Disponibilidade Interna, or IGP-DI, an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price cap by (1-K), where K represents a set productivity factor, known as the K-factor.

On June 27, 2003, Anatel approved a tariff rate increase using the IGP-DI index established in the concession agreements. Following Anatel’s decision approving the rate increases, these tariffs were challenged in the Brazilian courts. On September 11, 2003, the 2a Vara Federal do Distrito Federal issued an injunction requiring the tariff adjustment to be made based on the IPCA inflation index rather than the IGP-DI index used in the tariff rate formulas established in the concession agreements. The effect of this decision was to reduce the annual rate increase for 2003. Final resolution of this matter is still pending.

The Telecommunications Law provides for a free market for tariffs three years after privatization if there is effective competition. In light of the existing competition in the long-distance market, we filed, on May 15, 2002, a request with Anatel for freedom of tariffs. Anatel has not yet responded to our request, and we are not certain if Anatel will approve it.

In order to provide an incentive to increase efficiency and to reward consumers of telecommunications services, Anatel also applies the K-factor representing annual productivity adjustments to the tariffs charged by the concessionaries. During the period from January 1, 2002 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies will be adjusted downward as follows:

K-Factor Annual Productivity Adjustments	2002	2003	2004	2005
Embratel and fixed line companies-domestic long-distance	4%	4%	5%	5%
Embratel-international long-distance	15%	15%	15%	15%
Fixed-line companies — local interconnection	10%	15%	20%	20%
Embratel and fixed-line companies — intra-regional long-distance and long-distance interconnection	4%	4%	5%	5%

We may also offer alternative plans in addition to the basic service plan. For instance, a customer might wish to choose an alternative plan that allows unlimited calling for a set fee rather than pay the per-minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to the price cap. For information on our current tariffs and service plans, see “Item 4. Information on the Company—Rates.”

Domestic long-distance rates

Direct-dial domestic long-distance tariffs under our basic price plan are calculated per minute for the first minute and per tenth of a minute for every minute thereafter based on the distance the call must travel, the time of day and the day of the week. There are currently 20 domestic long-distance tariffs, based on combinations of five distance categories and four day/time categories. For a breakdown of our current domestic long-distance tariffs, see “Item 4. Information on our Company—Rates—Domestic Long-Distance Rates.”

International long-distance rates

Direct-dial international long-distance tariffs under our basic price plan are calculated on a per minute basis according to the country of destination, the time of day and the day of the week. For a breakdown of our current international long-distance tariffs, see “Item 4. Information on our Company —Rates—International Rates.”

Network usage charges or interconnection rates

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

On April 15, 2002, we filed a complaint with Anatel alleging anti-competitive practices by the three local concessionaires seeking a reduction of the interconnection rates. Anatel declared that there was no proof of anti-competitive practices, but CADE (Conselho Administrativo de Defesa Econômica, which is the body responsible for the final adjudication of this matter) is still analyzing the claim. The SEAE (Secretaria de Acompanhamento Econômico), one of the Brazilian anti-trust regulator, stated in its report to CADE that there are significant indications of anti-competitive practices by the concessionaires. On February 27, 2003 CADE issued a preliminary order that Telesp must offer the same prices to any other company for the leased lines as those offered to Telefonica Empresas, a subsidiary of Telesp. Anatel issued similar orders to Telemar (August 22, 2003) and Brasil Telecom (March 27, 2003) with the same requirements—that they offer the same price to any non-related company as they offer to companies within their own group.

Property

Telecommunications segment

The principal properties of our telecommunications segment consist of our long-distance network, including broadband fiber optic transmission systems, digital switching systems, international ocean cables, and related real estate. As of December 31, 2003, the net book value of our property, plant and equipment was R$6,753 million.

Our properties are located throughout Brazil, providing the necessary infrastructure to support nationwide long-distance and international telecommunications. We conduct the majority of our management functions from Rio de Janeiro, and own and lease office space in other cities including São Paulo, Porto Alegre, Belo Horizonte, Curitiba, Brasília, Salvador and Belém. Our network facilities are in good condition and are suitable to support the wide array of advanced communications services. In the event our concession is not renewed or is terminated, all assets related to the provision of services under the concession may revert to the Brazilian government. See “Item 4. Information on our Company—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations.”

Space segment

Our space segment properties primarily consist of satellites along with miscellaneous administrative assets held by Star One. The net book value of these assets as of December 31, 2003 is R$441 million.

Intellectual Property

Our principal and most valuable intellectual property assets are our trademark name, “Embratel,” and PIC code, “21.”

Insurance

We believe that our policies are in such amounts and cover such risks as are usually carried by companies in our industry.

Capital Expenditures

Our priorities include implementing the last mile access network to directly link our corporate clients to Embratel’s long-distance network, adding intelligence to our switching systems to support advanced services and enhancing flexibility in our billing, collections, network and management systems. In particular, we give high priority to capital projects that bring us closer to our corporate clients. We are focused on a gradual upgrade of our data and general platform, with a focus on convergence and broadband capacity.

The following table sets forth our capital expenditures for the years 2001, 2002 and 2003:

	Year Ended December 31,
	2001		2002		2003
	(in millions of reais)
Local infrastructure and access	R$	397	R$	255	R$	99
Network infrastructure		255		101		245
Data and Internet service		290		348		131
Other		523		331		13

Total capital expenditures	R$	1,465	R$	1,035	R$	488

We incurred capital expenditures of R$488 million in 2003. We estimate that capital expenditures for 2004 will be in the range of R$700 to 900 million. Our main capital expenditures are expected to be in the areas of:

•	installment payments for the C1 satellite;

•	enlarging our local infrastructure (including our copper, fiber and NGN networks);

•	investments in information technology; and

•	expanding our local services (including DSLAM and ADSL).

In 2002, Star One signed agreements for the delivery of the Star One C1 Satellite into orbit and for the satellite control system. We have budgeted, in total, approximately US$200 million for this project. Star One made a down payment of R$116.0 million in 2002, and paid R$73.6 million in 2003. Star One expects to pay R$181 million in 2004. The balance will then be paid periodically until the end of the project. The in-orbit delivery is expected to occur in the second quarter of 2006.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our results of operations for the years ended December 31, 2001, 2002 and 2003 should be read in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Brazilian corporate law, which differs in certain respects from U.S. GAAP. Note 30 to our consolidated financial statements provides a description of the principal differences between U.S. GAAP and Brazilian corporate law as they relate to our consolidated financial statements, and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates presented. For a discussion of the presentation of our financial information, see “Presentation of Financial and Other Information.” This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information —Risk Factors” and the matters set forth in this annual report generally.

Overview

Over the last several years, we have been making significant changes to our business to improve the quality of our customer base, reduce our interconnection costs, diversify our revenues and strengthen our capital structure. Major initiatives have included:

•	Improving the quality of our customer base. We have significantly reduced our bad debt expense in recent years from a high of 14.9% of net revenues in 2001 to the level of 5% of net revenues in 2003. This reduction was achieved through a combination of line blocking procedures, improvements in our customer database, enhanced billing techniques and other measures. Although line blocking has contributed to a decrease in our overall revenues, the reduction in bad debt expense has more than offset this effect, resulting in higher operating profitability.

•	Reducing our interconnection costs. Our efforts to increase our points of presence and direct connections to customers, together with regulatory initiatives, have allowed us to reduce interconnection costs.

•	Diversifying our revenues. In the fourth quarter of 2002, we began providing local telephone service, and currently serve 227 Brazilian cities, including all major Brazilian metropolitan areas. We believe our December 2003 acquisition of Vésper, a local service and broadband data operator with operations in São Paulo and 16 other Brazilian cities, will enable us to further broaden and accelerate the rollout of our local service offering. At the same time, we have also benefited from the phased introduction of per-call carrier selection for mobile telephone calls in Brazil, which has allowed us to expand our traffic, and contributed to an increase in the operating profitability of our long distance business. We are expanding our efforts to target small and medium enterprise customers.

•	Lengthening the maturity profile of our debt. In February 2003, we reached agreements with a number of our bank lenders to reschedule and refinance payments in respect of US$882 million in term loans and amortizing loans with original maturity or amortization payment dates in 2003 and the first half of 2004. In the third quarter of 2003, Moody’s assigned us a local currency rating of “B2,” and in November and December 2003, Embratel issued US$275 million of Guaranteed Notes due 2008, which we used to refinance and further lengthen the maturity profile of our debt.

We expect 2004 to continue to be challenging, as we strive to defend our markets from competitors, enter new markets and continue to reduce our debt. Our challenges include:

•

Increasing competition. Our domestic and international long distance markets were opened to full competition from Telemar and Telefonica in 2002, and these competitors have begun to gain market share at our expense. In January 2004, Brasil Telecom received the authorization to compete in all markets. Together with Intelig, these competitors are placing pressure on our prices and competing with us for attractive customers in our long distance and data businesses. We are pursuing a segmented marketing strategy to attract, retain and develop high-value customers.

•	Continuing to control costs. To maintain our profitability in the increasingly competitive Brazilian telecommunications environment, we must continue to implement strategies to improve operating efficiency. We plan to do this by continuing to control bad debt expense, lowering interconnection costs through regulatory initiatives and targeted network buildout, making capital expenditures to address new markets, lowering our financing costs and enhancing the productivity of our existing assets.

•	Seizing new opportunities. Our ability to expand our revenues will depend in large part on the degree to which we are successful in executing our strategy for entering new markets. Per-call carrier selection for mobile telephones was fully implemented in January 2004, expanding the addressable market for domestic and international long distance services. We believe the initial months under the new system will play a major role in forming consumer carrier selection habits. Similarly, we anticipate fierce competition from the incumbent local telecommunications providers as we begin to expand our local telephone services.

•	Acquisition by Telmex. MCI is in the process of finalizing the sale of its controlling stake in Embratel Holdings to Telmex. The change of control will result in costs related to the transition and integration process, including new software licenses and costs associated with our retention plan for management and other key personnel, and will expose us to a number of risks that we describe in more detail in “Item 3. Key Information — Risk Factors.”

•	Responding to changes in the competitive landscape due to new technology. New technologies such as voice over IP and next-generation networks have the potential to significantly transform the competitive landscape in the telecommunications business. Our long-term success will depend in part on our ability to adapt our business to these changes and take advantage of new technologies.

Key Factors Affecting Revenue and Results of Operations

Revenues

We earn our revenues principally from domestic and international long distance services, data services and other services, including satellite and local telephone services.

Long-distance voice revenues

The main factors that influence our long-distance voice revenues are:

•	Traffic levels. Traffic levels are a key driver of our domestic and international long distance revenues. Over the last several years, our traffic levels have declined due to our efforts to block delinquent accounts and the effects of increased competition. We expect traffic levels to be affected in 2004 by per-call carrier selection for SMP mobile telephone calls, which we expect to help mitigate the effects of continued loss of market share to competitors in our long-distance business.

•	Tariff levels.

•	In our domestic long distance business, the average domestic long distance rates we charge, after giving effect to promotions and discounts, have increased annually since the breakup of Telebras in accordance with the tariff-adjustment formula in our concession contract. We expect this trend to continue in 2004.

•	Our international long distance rates for outbound calls have declined in recent years as we have reduced rates to compete with resellers and other carriers. We expect this trend to continue in 2004.

•	Net settlement rates charged to foreign carriers for terminating calls on our network have also declined in recent years under agreements with foreign carriers. We expect this trend to continue in 2004.

•	Competition. Our traffic and tariffs are both influenced by the level of competition in our markets. Competition in the long distance business has increased significantly since 2002, when two out of the three regional telecommunications companies in Brazil became eligible to offer all forms of domestic and international long distance services. The third regional telecommunications provider, Brasil Telecom, obtained these authorizations in January 2004. Our competitors may continue to gain long-distance market share in 2004.

Data revenues

Our data revenues are driven primarily by volume and price levels. In recent years, we have experienced significant increases in volume, but they have been accompanied by significant price decreases due to competition. In 2003, the decline in prices more than offset a significant increase in volume, resulting in a 4.2% decrease in data net revenues. We expect this trend to continue in 2004.

Local and other revenues

Our local and other net revenues consist primarily of revenues from local phone services, the transmission of television and radio, clearinghouse services, telex and mobile satellite communication services. We began offering local service in 2002, and our acquisition of Vésper has significantly expanded our local business. We expect our local and other revenues to continue to increase in 2004 as we consolidate a full year of Vésper’s results and continue to expand our local services to new markets.

Operating costs

The principal factors that influence our operating costs are:

•	Interconnection rates. We pay per-minute interconnection and facilities fees to fixed-line and cellular phone companies for local and long-distance interconnection to substantially all of our customers. Interconnection and facilities charges declined as a percentage of revenues in both 2002 and 2003, reflecting annual reductions in interconnection tariffs, increases in the number of points of presence and the number of customers served by our own networks (which reduce our reliance on other carriers), and changes in the mix of our traffic. We expect significant reductions in the local interconnection rate in 2004 and 2005, and even further reductions in 2006 and thereafter under the terms proposed by Anatel for the renewal in 2005 of the concession contracts of Embratel and the three regional telecommunications providers.

•	Bad debt expense. We record an allowance for doubtful accounts based on management estimates of the collectability of our accounts receivables. Due to measures we have taken to better manage delinquent accounts, our bad debt expense has declined as a percentage of net revenues from a high of 14.9% in 2001, to 8.5% in 2002, to 5.0% in 2003. We expect to continue to reduce or to maintain our levels of bad debt expense in our traditional markets in 2004, but we may experience higher levels of bad debt expense in new markets such as SMP mobile and local services.

•	Personnel costs. Our personnel costs have remained fairly stable as a percentage of net revenues in recent years. Our personnel costs will increase as a percentage of our net revenues in 2004 due to retention packages and other one-time costs associated with the change in control.

Monetary and foreign exchange gain (loss)

Due principally to levels of unhedged U.S.-dollar denominated debt, fluctuations in the value of the real against the U.S. dollar can have a significant impact on our net income (loss). We generally record a net monetary and foreign exchange gain when the real appreciates against the U.S. dollar and a net monetary and foreign exchange loss when the real depreciates against the U.S. dollar. In 2003, we recorded a net monetary and foreign exchange gain of R$106.3 million, compared to a net monetary and foreign exchange loss of R$1,292.2 million in 2002.

Critical Accounting Estimates

We believe that the following policies involve critical accounting estimates by management.

•	Allowance for doubtful accounts. In preparing our financial statements, we must make estimates regarding the collectability of our accounts receivable. We constantly monitor our past due accounts receivables. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other accounts receivable, we recognize allowances for doubtful accounts based on our past write-off experience (i.e., average percentage of receivables written off historically), economic conditions and the length of time the receivables are past due. Our reserves have generally been adequate to cover our actual credit losses. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses.

•	Useful lives of our equipment. Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us, as well as known industry trends. We describe the depreciation rates we apply to our property, plant and equipment in Note 15.b to our financial statements. As described in that Note, we revised the depreciation rates we apply to our property plant and equipment in 2003. In the event that we reduce the remaining useful lives of our equipment in future periods, depreciation expense will increase, resulting in a negative impact on future results.

In addition, we review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

•	Realization of deferred tax assets. The decision to recognize deferred taxes on temporary differences, on tax losses and on the negative basis for calculating social contribution is supported by the history of taxable income and our estimate of future profitability. In July 2002, CVM Instruction No. 371 was issued, establishing cumulative conditions for recording and maintenance of these deferred assets, which were approved by our board of directors and reviewed by our fiscal committee. Based on our financial projections, we believe that these assets will be realized over a period of seven years. A future change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact on future results.

•

Provision for contingencies. We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on legal counsel advice. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In a number of significant tax disputes with the Brazilian tax authorities, we have recorded no provisions because we do not believe we are likely to incur a loss. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such charges could result in a negative impact on future results and cash flows.

•	Future liability for our post-retirement benefits (pension fund and medical health care). With respect to post-retirement liabilities, we must make assumptions as to interest rates, investment returns and levels of inflation, mortality rates and future employment levels. The accuracy of these assumptions will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement cost.

•	Interconnection costs. We incur interconnection and network usage costs for transmission of voice and data over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. We expense these costs as incurred. Accordingly, at each balance sheet date, we record our best estimate of the interconnection and network usage costs incurred but not yet billed based on internal usage reports. Once we receive an invoice from a carrier, a process of reconciling that carrier’s invoice to our internal usage reports begins. In certain cases, this reconciliation process can take several months to complete. Once the reconciliation is complete, we agree with the carrier on the final amount due. In most cases, this process does not result in significant adjustments to our estimates. Accordingly, at each balance sheet date, we accrue interconnection and network usage costs for estimated expenses that have not yet been billed by other carriers and for amounts for which the reconciliation of the carriers’ invoices to our internal usage reports has not been completed. Due to the significance of interconnection and network usage costs, the complexity of the systems that capture usage information and the number of different negotiated and regulated rates, we believe that the estimation of these cost accruals is a critical accounting policy.

Results of Operations

2003 compared to 2002

Our net income in 2003 was R$223.6 million compared to a net loss of R$626.3 million in 2002, mostly as a result of a reduction in bad debt expense, lower interconnection costs and positive exchange rate effects. This improvement was achieved despite a decline in net revenues. Highlights from 2003 include:

•	a 4.4% decline in net revenues compared to 2002, primarily reflecting a 7.2% decline in revenues from domestic and international long-distance services mainly due to our efforts to block fraudulent and delinquent lines, and loss of market share to competitors;

•	a 8.6% decline in interconnection costs, reflecting lower tariffs, an increase in our number of points of presence, network buildout and a more profitable mix of voice traffic;

•	a 43.7% decline in bad debt expense, reflecting the continued success of our efforts to combat fraud and improve collections; and

•	a foreign exchange and monetary gain of R$106.3 million in 2003, compared to a foreign exchange and monetary loss of R$1,292.2 million in 2002.

Net revenues

Our net revenues consist of gross operating revenues from the following four services: domestic and international long-distance telecommunications services, data communication services and other services (including local telecommunications services), net of sales taxes collected with respect to such services.

Net revenues decreased 4.4% to R$7,043.6 million in 2003 from R$7,371.6 million in 2002. The reduction in net revenues in 2003 was driven primarily by a 7.2% decline in voice net revenues and a 4.2% decline in data net revenues. These declines were partially offset by an increase in net revenues from local and other services.

The table below sets forth, for each of the periods indicated, the principal components of our net revenues, the percentage of those revenues, and the percentage change of each from the prior year.

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Domestic long distance	R$	4,356.8	59.1%	R$	4,051.7	57.5%	(7.0)%
International long distance		931.3	12.6		856.6	12.2	(8.0)
Subtotal: Long distance net revenues		5,288.1	71.7		4,908.3	69.7	(7.2)
Data and Internet		1,756.5	23.8		1,658.9	23.6	(5.6)
Wholesale		75.9	1.1		97.2	1.4	28.1
Subtotal: Data net revenues		1,832.4	24.9		1,756.1	24.9	(4.2)
Local and other services		251.1	3.4		379.2	5.4	51.0

Net revenues	R$	7,371.6	100.0	R$	7,043.6	100.0	(4.4)

Long distance services

Domestic long distance. Net revenues from domestic long-distance services decreased by 7.0% in 2003. This decrease was largely the result of increased competition as the local, fixed-line operators continued to gain market share, and to a lesser extent, lower traffic resulting from our use of line blocking to prevent delinquent and fraudulent use of our lines. The decrease in traffic more than offset the favorable impact of the annual tariff increase and the phased introduction of carrier selection for mobile calls, both of which began in June 2003.

International long distance. Net revenues from international long-distance voice services decreased by 8.0% in 2003. This decline resulted primarily from a reduction in outbound traffic, due to line blocking and increased competition, as the two regional operators authorized to offer international services captured market share. Outbound revenue was also negatively affected by a reduction in average tariffs. Revenues from inbound traffic declined, driven by lower settlement rates, which were partially offset by moderate growth in traffic and the positive effect of foreign exchange movements. These revenue figures have been restated, gross of international interconnection fees, which have been moved to cost of services, to bring us in line with industry standards. See Note 4 to our financial statements.

Data communication services

Net revenues from data communication services decreased by 4.2% in 2003, driven by a decline in data and Internet revenues that was only partially offset by an increase in wholesale data revenues.

Data and Internet. Data and Internet revenues decreased by 5.6% in 2003. The revenue decline primarily reflects a continued decline in prices, which more than offset the effects of a substantial increase in volume. Revenues were also negatively affected by the termination by one of our major Internet service provider customers of its agreement with us, and the loss of contracts from merged entities in the banking and cellular industries.

Wholesale data services. Net revenues increased by 28.1% in 2003. The increase resulted primarily from the sale of additional capacity to mobile telephone service providers, which drove an overall increase in traffic, coupled with stable prices for our principal wholesale data products.

Local and other services

Net revenues from local and other services, which include revenues from local telecommunications services, the transmission of television and radio, clearinghouse services, telex and mobile satellite communication services, increased by 51.0% in 2003. The increase in 2003 was mainly due to an increase in revenues for local services, driven both by the impact of consolidating one month of Vésper’s results in 2003 and an expansion of our other local services. Price increases in our text, telex, sound and image transmission services also contributed to the increase in other revenues.

Cost of services

Cost of services decreased 5.7% to R$4,715.1 million in 2003 from R$5,001.0 million in 2002. The following table sets forth, for each of the periods indicated, the principal components of our cost of services in reais and as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Interconnection and facilities	R$	3,538.8	48.0%	R$	3,234.0	45.9%	(8.6)%
Depreciation		981.4	13.3		977.9	13.9	(0.4)
Personnel		228.0	3.1		214.8	3.0	(5.8)
Third-party services(1)		204.3	2.8		222.5	3.2	8.9
Other		48.5	0.6		65.9	0.9	35.9

Total	R$	5,001.0	67.8	R$	4,715.1	66.9	(5.7)

(1)	Primarily maintenance of telecommunications equipment and public services (energy).

Interconnection and facilities costs

Interconnection and facilities costs declined by 8.6% in 2003, and dropped to 45.9% of net revenues in 2003 compared to 48.0% in 2002. This reduction was driven primarily by the annual reduction of interconnection tariffs in July 2003, increases in the number of our points of presence and the number of customers served by our own networks (both of which reduce our reliance on other carriers), and changes in the mix of our traffic in the long distance market.

Depreciation

The depreciation associated with our domestic long-distance and data networks and our international network including satellites and ocean cable systems are included in cost of services. Depreciation expense remained relatively stable in 2003, decreasing by only 0.4% compared to 2002.

Third-party services

Third-party service costs increased 8.9% in 2003 and rose to 3.2% of net revenues, from 2.8% in 2002. This increase was driven primarily by contractual increases in service and maintenance fees for equipment and software.

Selling expenses

Our selling expenses declined by 28.0% in 2003, driven primarily by the reduction in bad debt expense, reflecting the continued success of our efforts to improve collections and reduce the fraudulent use of our lines.

The following table sets forth, for each of the periods indicated, the principal components of our selling expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Allowance for doubtful accounts	R$	627.1	8.5%	R$	353.1	5.0%	(43.7)%
Personnel		246.7	3.4		238.9	3.4	(3.2)
Third-party services(1)		207.3	2.8		180.1	2.5	(13.1)
Depreciation and amortization		3.5	0.1		4.2	0.1	20.0
Other		10.5	0.1		12.6	0.2	20.0

Total	R$	1,095.1	14.9	R$	788.9	11.2	(28.0)

(1)	Primarily marketing, advertising, advisory and consulting expenses.

The decrease in selling expenses in 2003 was driven principally by a reduction in our allowance for doubtful accounts from 8.5% of net revenues in 2002 to 5.0% in 2003. We have implemented various measures to reduce our bad debt expense, including:

•	Line blocking procedures. We had an average of approximately 4.3 million blocked lines in 2003, compared to an average of approximately 3.6 million blocked lines in 2002.

•	The use of third-party credit collection firms.

•	A new Customer Data System (CDS) that allows us to accelerate the processing of customer information received from the local telephone companies and to reduce and better track errors.

•	An increase in the usage of co-billing arrangements with local telephone operators after the institution of lower co-billing tariffs. Under these arrangements, customers may receive their long distance bill through their local carrier, with whom they typically have a more established relationship.

We intend to continue to deal proactively with fraud and collections to control our bad debt levels.

General and administrative expenses

Our general and administrative expenses decreased by 1.1% in 2003, driven primarily by lower costs for third party services and a reduction in the management fee paid to MCI. The following table sets forth, for each of the periods indicated, the principal components of our general and administrative expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Third-party services (1)	R$	517.9	7.0%	R$	486.5	6.9%	(6.1)%
Taxes		80.1	1.1		73.2	1.1	(8.6)
Personnel		134.9	1.9		141.7	2.0	5.0
Depreciation and amortization		157.3	2.1		170.7	2.4	8.5
Management fee – MCI		36.2	0.5		14.0	0.2	(61.3)
Employee profit sharing		31.3	0.4		49.6	0.7	58.5
Other		37.0	0.5		48.5	0.7	31.1

Total	R$	994.7	13.5	R$	984.2	14.0	(1.1)

(1)	Primarily the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

General and administrative expenses for 2003 included a management fee to MCI of R$14.0 million, which represents a sharp decrease from 2002 due to the contractual decrease in fees from 0.5% to 0.2% of net consolidated revenue. Employee profit sharing expense was R$49.6 million versus R$31.3 million in 2002, primarily reflecting the improvement in our net income.

Other operating income (expense), net

We recognized net other operating income of R$74.9 million in 2003, compared to income of R$30.5 million in 2002. This change primarily reflects a R$17.7 million recovery of COFINS taxes that we had overpaid on exported services in prior periods, a reversal of a provision for state value-added tax (ICMS) of R$14.0 million and lower expenses in 2003 than in 2002, due to the accrual of a contingency provision of R$16.1 million in 2002, with no corresponding provision in 2003.

Financial income (expense), net

We incurred net financial expense of R$159.9 million in 2003, compared to an expense of R$1,552.4 million in 2002. The improvement resulted primarily from:

•	Net monetary and foreign exchange gain (loss). We recorded a net monetary and foreign exchange gain of R$106.3 million in 2003, compared with a net monetary and foreign exchange loss of R$1,292.2 million in 2002. This change resulted from the effect of the 18.2% appreciation of the real against the U.S. dollar in 2003 (compared to the depreciation of 52.3% in 2002) on the unhedged portion of our U.S. dollar-denominated debt, net of gains and losses on our derivatives contracts.

•	Net interest expense. Net interest expense increased to R$266.2 million in 2003 from R$260.1 million in 2002. This increase primarily reflects higher interest expenses due to the refinancing program described below in “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Refinancing of Loans Maturing in 2003 and 2004.” As loans mature and are extended under this program, the cost of borrowing will likely increase. However, this will occur over an extended period of time based on the normal maturity dates of these loans if these loans are not prepaid. This increase was partially offset by a recovery in 2003 of R$28.5 million of interest on the amounts of COFINS taxes that we had overpaid on exported services in prior periods.

Net non-operating income (expense)

We incurred a non-operating expense of R$70.4 million in 2003, compared to income of R$11.0 million in 2002. The principal components of non-operating expense in 2003 were:

•	A charge of R$101.5 million to write off the unamortized balance of goodwill related to acquisition of AcessoNet Ltda. after the principal customer obtained through the acquisition filed suit to interrupt its long-term contract with us and began disconnecting several circuits.

•	A loss of R$18.7 million on the sale of all our shares of Intelsat Ltd. in June 2003.

•	An expense of R$39.5 million for a tax contingency related to withholding taxes on payments to foreign telecommunications companies. For more information concerning this contingency, see Note 21.1.c.1 to our consolidated financial statements.

These items were partially offset by a R$92.8 million gain on the sale of our investments in Embratel Clearinghouse Ltda., Inmarsat Ventures Plc and certain shares of telecommunications companies in the fourth quarter of 2003.

Income tax and social contribution benefit (expense)

Our income tax and social contribution for 2003 were an expense of R$136.9 million, compared to a benefit of R$414.2 million in 2002. This increase reflects the change from a pretax loss in 2002 to pretax income in 2003.

2002 compared to 2001

Net revenues

Net revenues decreased 4.7% in 2002, primarily due to a 4.4% reduction in domestic long-distance revenues resulting from the implementation of a call management program to reduce fraudulent and delinquent calls and increased competition due to the entrance of local operators in the long-distance market. The decrease in net revenues was mitigated in part by revenues from data and Internet services which increased by 3.9% in 2002 to R$1,756.5 million from 2001. We also had an increase of 7.4% in revenues from other telecommunications services, as described below.

The table below sets forth, for each of the periods indicated, the principal components of our net revenues, the percentage of those revenues, and the percentage change of each from the prior year.

	Year Ended December 31,						Percentage Change
	2001			2002
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2001 vs. 2002
Domestic long distance	R$	4,555.3	58.9%	R$	4,356.8	59.1%	(4.4)%
International long distance		1,131.2	14.6		931.3	12.6	(17.7)
Subtotal: Long distance net revenues		5,686.5	73.5		5,288.1	71.7	(7.0)
Data and Internet		1,691.1	21.9		1,756.5	23.8	3.9
Wholesale		123.6	1.6		75.9	1.1	(38.6)
Subtotal: Data net revenues		1,814.7	23.5		1,832.4	24.9	1.0
Local and other services		233.9	3.0		251.1	3.4	7.4

Net revenues	R$	7,735.1	100.0	R$	7,371.6	100.0	(4.7)

Long-distance services

Domestic long distance. Net revenues from domestic long-distance services decreased 4.4% in 2002, primarily due to the increased number of lines blocked because of delinquency and fraud. At the end of 2001, approximately 1.8 million lines were blocked. This number more than doubled to 4.6 million in December 2002. However, as a result of our more stringent collection systems and procedures, average domestic long-distance revenue per minute increased 9% in comparison to 2001.

The long-distance market was also opened to further competition in 2002 as two of the three regional operators were authorized to handle inter-regional long-distance calls. With this authorization, they were able to carry the long-distance portion of the traffic for their own toll-free customers.

International long distance. Net revenues from international long-distance voice services decreased 17.7% to R$931.3 million in 2002 from R$1,131.2 million in 2001. Improved ability to detect fraud along with the larger number of blocked lines resulted in this decline in international long-distance voice revenues, since non-payers were prevented from using our network. Additionally, two of the three regional operators were authorized to begin providing international services and some traffic was lost due to this competition. Pricing for outbound calls remained relatively stable in 2002 despite this increased competition.

Data communication services

Net revenues from data communication services increased 1.0% to R$1,832.4 million in 2002 from R$1,814.7 million in 2001. The increase resulted from moderate growth in data and Internet services, which was partially offset by a reduction of 38.6% in wholesale data revenues. The data services revenues, which include corporate networks, frame relay services and Internet, grew 3.9% when compared to 2001, despite a year of slow economic growth, considerable uncertainty and continued downward pressure on prices. Internet revenues continue to represent approximately 30.0% of our data communication revenues.

Data and Internet. Our core data services experienced volume growth in 2002. The number of billed frame relay ports rose more than 50.0%. Volumes expressed in 2 Mbits equivalents of dedicated services for corporate networks rose 43.0%. The growth in the installed circuit base was the result of new services, net client additions and bandwidth capacity growth for existing clients. This volume growth was offset by price declines on new sales and contract renewals. Data communications services also increased in 2002 due to the elections in Brazil. We provided the data services to support federal and state elections. Such elections occur on a nation-wide level every four years.

Wholesale data services. The wholesale market continued to decline in 2002. This market declined as customers built out their own networks. In 2002, wholesale revenues dropped 38.6% to R$75.9 million. These revenues represented 4.1% of total data communication revenues.

Local and other services

Net revenues from other telecommunications services increased 7.4% to R$251.1 million in 2002 from R$233.9 million in 2001. The increase in 2002 was due to introduction of local service in our portfolio. Local services were launched at the end of 2002 and had a R$17.1 million impact on revenue as we began to provide local access to our own toll-free customers, rather than utilizing the regional operator.

Cost of services

Cost of services decreased 4.4% in 2002. The following table sets forth, for each of the periods indicated, the principal components of our cost of services as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year Ended December 31,						Percentage Change
	2001			2002
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2001 vs. 2002
Interconnection and facilities	R$	3,841.6	49.6%	R$	3,538.8	48.0%	(7.9)
Depreciation		929.2	12.0		981.4	13.3	5.6
Personnel		230.0	3.0		228.0	3.1	(0.9)
Third-party services(1)		161.1	2.1		204.3	2.8	26.8
Other services		67.0	0.9		48.5	0.6	(27.6)

Net revenues	R$	5,228.9	67.6	R$	5,001.0	67.8	(4.4)

(1)	Primarily maintenance of telecommunications equipment and public services (energy).

Interconnection and facilities costs

Active management of carrier relations and telecommunications expenses, including increases in the number of points of presence and urban rings, allowed us to reduce these costs by 7.9% from R$3,841.6 million in 2001 to R$3,538.8 million in 2002. This reduction was achieved even though the local fixed-line operators increased their standard rates during the year. The increase in standard rates from the fixed-line operators in 2001 was partially offset by the elimination of the supplemental per minute charge (Parcela Adicional de Transição, or

PAT) as of June 30, 2001. We also pay facilities fees to rent circuits from other telecommunications companies in order to support interconnection with end-user customers, mainly for data communication services.

Depreciation

The depreciation associated with our domestic long-distance and data networks and our international network including satellites and ocean cable systems are included in cost of services. Depreciation expense increased to R$981.4 million in 2002 from R$929.2 million in 2001. The increase in 2002 was due to significant investments in fixed assets and the completion of construction efforts that had been initiated in prior periods. The investments were primarily focused on local infrastructure and access to achieve the above-referenced savings in interconnection and facilities costs. In addition, there were continued installations of equipment to support data and Internet services in 2002. Depreciation was also accelerated in 2002 for selective asset categories resulting in an increase of R$33 million in depreciation expense.

Third-party services

These consist of costs associated with network maintenance and outsourced customer installation costs. These costs increased 26.8% to R$204.3 million in 2002 from R$161.1 million in 2001. As our network expanded, the cost of maintaining this network also increased. In addition, our obligations under some contracts such as ocean cable maintenance agreements are denominated in foreign currencies, and the devaluation of the real increased the cost of these contracts in our operating currency.

Selling expenses

Our selling expenses declined by 30.7% in 2002, due primarily to lower bad debt expense in 2002 resulting from improved collection procedures and improved ability to quickly block customers who were not paying their bills.

The following table sets forth, for each of the periods indicated, the principal components of our selling expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year Ended December 31,						Percentage Change
	2001			2002
	Millions of reais		% of net operating revenues			Millions of reais	% of net operating revenues
Allowance for doubtful accounts	R$	1,155.5	14.9%	R$	627.1	8.5%	(45.7)%
Personnel		227.5	3.0		246.7	3.4	8.4
Third-party services(1)		176.6	2.3		207.3	2.8	17.4
Depreciation and amortization		2.9	0.0		3.5	0.1	20.7
Other		17.1	0.2		10.5	0.1	(38.6)

Total	R$	1,579.6	20.4	R$	1,095.1	14.9	(30.7)

(1)	Primarily marketing, advertising, advisory and consulting expenses.

In 2002, bad debt expense totaled R$627.1 million or 8.5% of net revenues versus R$1,155.5 million or 14.9% of net revenue in 2001. Though the rate of bad debt expense to cash revenues improved significantly in 2002, some of the reasons for continued high levels of bad debt provisions included:

•	No pre-registration of customers for long-distance telephone usage. Any user could access and utilize long-distance services from the carrier of their choice on a per call basis by dialing the carrier selection code, or PIC code. There was no verification of a user’s credit history and no registration of the customer’s name, address or social security number prior to granting access to our network. While fixed-line companies were obligated to provide such information to us, the quality of the information was often inconsistent and limits our ability to accurately bill and collect from users. As a result, customers were provided access to our network without any assurance that they were legitimate, paying users. Only upon billing the customer and initiating collection procedures were we able to determine the credit worthiness of the user. Blocking procedures were then implemented along with other measures to recover the amounts billed.

•	Significant amount of gross receipt taxes in Brazil. For long distance voice services, the tax burden was, in 2002, approximately 42% of the total cost to customers, which includes ICMS, the state value-added taxes, along with federal taxes of PIS and COFINS. The government collects these taxes from us regardless of whether the user pays for the call. There is no provision in the existing law for the government to refund such taxes on uncollected accounts. Approximately 42% of the bad debt expense represented tax amounts that have already been paid to the state and federal governments.

•	Increase in fixed-line and cellular phone lines. As fixed-line companies rushed to meet universal service goals imposed by Anatel, there was a significant effort to install more fixed and cellular phones throughout the country, which increased the likelihood of non-payment and forced an increase of the provision for bad debt. The number of phone lines increased from 47.9 million at the end of 2001 to 49.2 million at the end of 2002. The number of cellular units increased from 28.7 million to 34.9 million in 2002.

Those aspects of the Brazilian telecommunications market notwithstanding, we made significant investments in measures to improve our collection rate in 2002. We continued to aggressively manage calls to ensure that non-payers are prevented from using our network. At the end of the year, the number of blocked lines increased to 4.6 million. We also completed installation of a new collections system.

General and administrative expenses

Our general and administrative expenses increased to R$994.7 million or 13.5% of our net revenues in 2002 from R$919.6 million or 11.9% of our net revenues in 2001. The following table sets forth, for each of the periods indicated, the principal components of our general and administrative expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year Ended December 31,						Percentage Change
	2001			2002
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2001 vs. 2002
Third-party services(1)	R$	432.8	5.6%	R$	517.9	7.0%	19.7%
Taxes		121.7	1.6		80.1	1.1	(34.2)
Personnel		162.7	2.1		134.9	1.9	(17.1)
Depreciation and amortization		129.5	1.7		157.3	2.1	21.5
Management fee – MCI		38.0	0.5		36.2	0.5	(4.7)
Employee profit sharing		18.2	0.2		31.3	0.4	72.0
Other		16.7	0.2		37.0	0.5	121.6

Total	R$	919.6	11.9	R$	994.7	13.5	8.2

(1)	Primarily the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

The increase in 2002 was mainly a result of increased billing and collection costs along with higher maintenance costs for administrative systems that handle billing and collections. Postage rates rose 35% in August 2001 and represented approximately one-third of our cost to bill customers. Depreciation expense also increased in 2002 as a result of the additional billing and collections systems that were installed.

General and administrative expenses for 2002 also included a management fee expense to MCI of R$36.2 million, which decreased marginally from 2001 as it was directly related to net consolidated income.

In 2002, the CVM determined that employee profit sharing not solely linked to profits should be classified under operating expenses. Following standard practice, we had previously reported this expense below the operating income line. We now record this expense as part of general and administrative expenses. Employee profit sharing expense was R$31.3 million in 2002, up from R$18.2 million in 2001.

Other operating income (expense), net

We recognized other operating income of R$30.5 million in 2002, compared to an expense of R$3.0 million in 2001. In 2002, we obtained refunds for employer matching expenses related to employee contributions to our pension fund for employees who left the company prior to vesting. We also instituted new procedures, which resulted in a refund to us of non-vested employer matching contributions for 2002 and prior periods.

Financial income (expense), net

In 2002, we incurred a net financial expense of R$1,552.4 million in 2002 compared to R$698.4 million in 2001.

The increase in net financial expense was primarily due to:

•	Net monetary and foreign exchange gain (loss). We recorded a net monetary and foreign exchange loss of R$1,292.2 million in 2002, compared with a loss of R$448.7 million in 2001. The monetary and exchange loss in 2002 resulted primarily from the effect of the 52.3% depreciation of the real against the dollar on the unhedged portion of our U.S. dollar-denominated debt, net of gains and losses on derivatives contracts.

•	Net interest expense. Net interest expense increased from R$249.7 million in 2001 to R$260.1 million in 2002. The increase in interest expense was mitigated by interest from late payments from customers. Prior to 2002, we did not bill residential customers for interest and penalties on late payments. We now regularly charge interest to customers for late payments and record such interest as income upon collection.

Extraordinary non-operating income

In 2002, a tax contingency with respect to income tax on profit “distributions” for profits not yet distributed, known as the Imposto sobre o Lucro Líquido, or ILL, was resolved through final judicial decisions. This tax was imposed from 1989 to 1992 and we paid all amounts due in accordance with the tax legislation in force at that time. In 1996, the Brazilian Supreme Court ruled that the ILL was unconstitutional since undistributed profits do not represent a taxable event. In 1999, we filed a lawsuit based on this ruling and obtained an injunction in court to receive a tax credit. We used this tax credit to offset normal income taxes payable from May 1999 to July 2001. However, we did not record any income for this potential tax credit at that time, as there was still a risk that this decision could be overturned. In May 2002, the Administrative Tax Court further ruled that the ILL recovery was not subject to income taxes, as it had not been treated as a tax deductible expense when initially paid. Because the Brazilian Supreme Court was no longer accepting appeals on this matter, we decided to recognize the amount of R$198.1 million as extraordinary income in 2002. This amount includes the principal amount of R$144.0 million and interest of R$54.1 million.

Net non-operating income (expense)

Non-operating income was R$11.0 million in 2002 compared to a non-operating expense of R$75.9 million in 2001. The net non-operating income in 2002 was mainly attributable to an increase on rent of infrastructure of third parties.

Income tax and social contribution benefit (expense)

Our income tax and social contribution for 2002 were a benefit of R$414.2 million compared to a benefit of R$222.1 million in 2001. See Note 13 to our consolidated financial statements for a detailed discussion of deferred and recoverable taxes and Note 16 to our consolidated financial statements regarding deferred assets.

Liquidity and Capital Resources

Overview

Our principal uses of funds are for repayment of debt, capital expenditures and acquisitions. We expect our principal cash needs in 2004 to include R$700 to R$900 million for capital expenditures, repayment of R$ 878.4 million of long-term debt that matures in 2004, a dividend payment of R$102.0 million in February 2004 and R$131.0 million for the acquisition of CT Torres Ltda, which occurred in March 2004. We expect to meet these needs through a combination of cash and cash equivalents on hand (R$1,719.5 million at December 31, 2003), operating cash flow (R$1,037.3 million in 2003), and to the extent necessary, additional borrowings. We believe that these sources of funds will be adequate to meet our currently anticipated cash requirements for 2004.

Debt

Our total long-term indebtedness, (including current portion) was R$4,590.6 million at December 31, 2003. R$1,217.2 million of our debt matured in 2004, and in December 2003, we prepaid R$187 million of our long-term indebtedness.

Maturity profile of our long-term debt

In February 2003, we reached agreements with a number of our bank lenders to reschedule and refinance payments in respect of US$882 million in term loans and amortizing loans with original maturity or amortization payment dates in 2003 and the first half of 2004. We describe these arrangements below under “Item 5. Operating and Financial Review and Prospects — Refinancing of Loans maturing in 2003 and 2004.” Under the arrangements, maturities in 2003 have already been rolled over, and the maturities in the first half of 2004 will be rolled over as they become due. The following table describes the maturity profile of our debt as of December 31, 2003 on an actual basis and on a pro forma basis after giving effect to the refinancing of maturities in the first half of 2004.

	At December 31, 2003
	Actual		Pro-Forma (After Refinancing)
	in millions of reais
2004	R$	1,217.2	R$	878.4
2005		1,637.3		1,709.8
2006		383.3		649.6
2007		275.9		275.9
2008		938.7		938.7
2009 and thereafter		138.2		138.2

Total	R$	4,590.6	R$	4,590.6

As shown in the above table, after giving effect to those agreements, we still have R$1,709.8 million of our debt that matures in 2005. If we are unable to refinance at least a portion of this amount prior to its maturity, our cash flow from operations, together with our cash on hand, may be insufficient to repay the amounts due without reducing our capital expenditures, foregoing opportunities or taking other measures to reduce cash expenses.

The refinancing agreements also restrict our ability to voluntarily prepay debt maturing later than in the next six months without prepaying all of the refinancing creditors on a pro rata basis. Although these restrictions, combined with the cash sweep mechanism described below, may limit our flexibility in refinancing our existing loans, including the loans maturing in 2005, we do not expect them to have a material adverse effect on our liquidity.

Principal categories of indebtedness

Our principal categories of indebtedness (and total amounts at December 31, 2003 including current portion) include:

•	Bank Loans (R$3,658.3 million). Our principal source of borrowing consists of loans from financial institutions and export credit agencies, most of which are in foreign currencies.

•	Notes (R$802.5 million). In early December 2003, Embratel issued US$275 million of notes, maturing 2008, at an interest rate of 11% per annum. These notes are fully and unconditionally guaranteed by Embratel Holdings.

•	Other financing arrangements (R$129.8 million). In addition to the above categories of debt, we have other financing arrangements, including in the form of vendor financing for fiber optic transmission and other equipment, local currency borrowings from BNDES, equipment leasing arrangements and swaps and hedges.

Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. As of December 31, 2003, none of our outstanding debt was in default.

Capital expenditures

We spent R$488 million on capital expenditures in 2003. We expect to spend in the range of R$700 to 900 million on capital expenditures in 2004. See “Item 4. Information on the Company — Capital Expenditures” for a description of our capital expenditure plans for 2004.

Dividend payments

Under our by-laws, we are required to distribute, as a mandatory dividend with respect to each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of the adjusted net income on such date of the mandatory dividend. Adjusted net income is calculated as described in “Item 8. Financial Information — Distribution Policy and Dividends.” We paid a dividend in February 2004 of R$102.0 million for the year ended December 31, 2003.

Acquisition of CT Torres Ltda.

On March 2, 2004, Embratel acquired CT Torres Ltda., which owns 622 communications towers, from an indirect subsidiary of Qualcomm Inc. for R$131.0 million.

Refinancing of Loans Maturing in 2003 and 2004

In February 2003, we reached agreements with a number of our bank lenders to reschedule and refinance payments in respect of US$882 million in term loans and amortizing loans with original maturity or amortization payment dates in 2003 and the first half of 2004. We refer to the various agreements under which these arrangements were documented as the “refinancing agreements.”

Rollover provisions

Term Loans

Our creditors agreed to reschedule and refinance payments under the term loans as follows:

•	We will repay 20% of the outstanding principal amount of each term loan on or prior to the original maturity date.

•	We will repay 30% of the outstanding principal amount of each term loan in seven quarterly installments beginning the first quarter after its original maturity date.

•	We will repay 50% of the outstanding principal amount of each term loan 2 years after its original maturity date.

The extension of maturity described in the second and third bullets will be accomplished by the applicable creditors granting a rollover credit facility on the original maturity date. At each creditor’s option, the rollover credit facility may be denominated in reais, U.S. dollars, or the currency of the original credit agreement. As of December 31, 2003, the outstanding amount of debt converted from U.S. dollars and Japanese Yen into reais was R$1,000.4 million.

Amortizing Loans

Under the new repayment schedule for each of the amortizing loans, the original amortization amounts scheduled to be paid between January 1, 2003 and June 30, 2004 will not be paid, and the deferred amount will be amortized equally over the subsequent scheduled amortizations for the applicable facility.

Collateral arrangements

To secure our performance under the refinancing facilities, we have pledged certain of our assets to the collateral agent for the refinancing creditors. The principal security interests granted are:

•	Receivables pledge. We have pledged a substantial portion of our accounts receivable originating from telecommunications service agreements with corporate clients. Despite the pledge, we are permitted to enter into one or more securitizations of the pledged receivables, subject to certain conditions.

•	Pledge of subsidiary shares. We have pledged the shares we own of certain principal subsidiaries and certain related rights.

Principal covenants under the agreements

Under the refinancing agreements, we are bound by a series of financial and other covenants. Certain of these covenants will expire upon the “fallaway date,” which will occur on or after July 1, 2006 if specified ratios and other conditions are met. The principal financial and other covenants under the refinancing agreements are as follows:

•	maintenance of specified ratios of leverage and interest coverage, including net debt to EBITDA and EBITDA to interest expense;

•	limitations on dividends and other payments to shareholders;

•	limitations on capital expenditures;

•	mandatory prepayments (cash sweep requirements) each fiscal quarter if our cash and cash equivalents exceed specified levels; and

•	limitations on our ability to create liens or security interests to secure other debt without equally and ratably securing the debt covered by the refinancing agreements.

Foreign currency indebtedness and interest rates

Almost all of our indebtedness (including the current portion thereof), totaling R$4,590.6 million as of December 31, 2003, was denominated in foreign currencies, 60.9% of which was in U.S. dollars. Our effective cost of borrowing in foreign currencies depends principally on the exchange rate between the real and the currencies in which our borrowings are denominated. In 2003, we hedged our short-term debt against foreign currency movements to ensure that all short term debt and also 60% of total debt payments would remain in Brazilian reais (market conditions permitting). In 2003, the U.S. dollar depreciated 18.23% against the real. We are exploring various alternatives with respect to hedging this risk to avoid future additional foreign exchange losses.

Off-Balance Sheet Financing

We do not have any off-balance sheet financing. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our consolidated financial statements. We have no guarantees of debt of non-consolidated entities.

Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2003:

	Payments due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of reais)
Contractual obligations:
Long-term debt	R$	3,360.1	R$	—	R$	2,283.2	R$	999.8	R$	77.0
Capital lease obligations		13.2		—		13.2		—		—
Purchase obligations (1)		35.7		32.1		3.6		—		—
Other long-term obligations (2)		154.4		44.5		41.9		22.4		45.6

Total contractual cash obligations	R$	3,563.4	R$	76.6	R$	2,342.0	R$	1,022.2	R$	122.6

(1)	Our purchase obligations consist primarily of equipment supply contracts.

(2)	On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between Embratel and Telos, and approved by the Brazilian pensions regulatory authority (“Secretaria de Previdência Complementar”). See Note 22 to our consolidated financial statements.

Reconciliation to U.S. GAAP

We prepare our consolidated financial statements in accordance with the Brazilian corporate law method, which differs in significant respects from U.S. GAAP.

Under U.S. GAAP, we recorded net income of R$382.1 million for the year ended December 31, 2003 (compared to net income of R$223.6 million under the Brazilian corporate law method), a net loss of R$677.9 million for the year ended December 31, 2002 (compared to a net loss of R$626.3 million under the Brazilian corporate law method), and net loss of R$464.2 million for 2001 (compared to net loss of R$553.7 million under the Brazilian corporate law method). The principal differences between the Brazilian corporate law method and U.S. GAAP as they affect our results of operations during the reported periods are:

•	differences in the classification of goodwill;

•	differences in the accounting for the effects of inflation;

•	differences in the criteria for capitalizing and amortizing capitalized interest;

•	differences in the recognition of costs of pensions and other post-retirement benefits;

•	differences in the criteria for recordation of provisions related to voluntary dismissal programs;

•	differences in posting certain items directly to shareholders’ equity; and

•	differences in the accounting for derivative instruments.

Shareholders’ equity determined in accordance with U.S. GAAP was R$5,475.6 million as of December 31, 2003 (compared to R$4,874.8 million under the Brazilian corporate law), R$5,076.7 million as of December 31, 2002 (compared to R$4,719.8 million under the Brazilian corporate law method), and R$5,755.1 million as of December 31, 2001 (compared to R$5,346.7 million under the Brazilian corporate law method). The principal differences affecting the determination of shareholders’ equity are those described above.

For a discussion of the principal differences between the Brazilian corporate law method and U.S. GAAP as they relate to our consolidated net income (loss) and shareholders’ equity and a quantitative reconciliation of these differences, see Note 30 to our consolidated financial statements

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements and our assessment of their likely effect on our financial statements, please see Note 31.d to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We are administered by a board of directors (Conselho de Administração) and executive officers (Diretoria), and overseen by a fiscal council (Conselho Fiscal). Telmex is in the final stages of acquiring MCI’s ownership stake. See “Item 3—Key Information—Risk Factors—Risks Related to Our Business—MCI is Selling Its Controlling Stake in Embratel Holdings to Telmex.”

Board of directors

Embratel Holdings’ board of directors is comprised of seven members. All of the current members of Embratel Holdings’ board of directors have been elected by the holders of Embratel Holdings’ common stock for a period of three years and may be reelected. The board of directors holds regular meetings based on a pre-approved calendar and special meetings when called by the Chairman.

The following are the current members of the board of directors and their respective positions.

Name	Position
Daniel Eldon Crawford	Chairman
Dilio Sergio Penedo	Vice-Chairman
Antônio Carlos Tettamanzy	Member
Jorge Luis Rodriguez	Member
Joaquim de Sousa Correia	Member
Jonathan Clark Crane	Member
Luis Fernando Motta Rodrigues	Member

We have set forth below brief biographical descriptions of each of Embratel Holdings’ current directors.

Daniel Eldon Crawford, born on June 10, 1939, has been a member of the Board since September 1998 and has served as Chairman of the board of directors since February 1999. He serves as President and Chief Executive Officer of MCI Latin America, for MCI. He also has served as Chairman of the board of directors of Embratel since March 1999. From 1994 to 1998, he has served as Chief Operating Officer of Avantel S.A., a joint venture of MCI and Grupo Financiero Banamex-Accival, which competes in the Mexican long-distance marketplace. Previously, he held a number of positions at MCI, including President of the Network Services Division and President of MCI’s Southwest Division. He holds a Bachelor of Science degree in electrical engineering from the University of Nebraska and a Master’s degree in electrical engineering from New York University.

Dilio Sergio Penedo, born on July 5, 1942, has served as a Vice-Chairman of the board of directors since August 1998. He served as General Area Manager for South America at SAFT, a company of the Alcatel Alsthom Group; President of Nife—Argentina; Superintendent Director of Indesul—Saft Equipamentos Eletronicos; and Superintendent Director of Nife Brasil—Sistemas Elétricos. In addition, he served as President of Embratel from February 1995 until November 1999, and President of Embratel Participações S.A. from May 22, 1998 to December 19, 2002. He holds a degree in electrical engineering from Pontifical Catholic University of Rio de Janeiro.

Antônio Carlos Tettamanzy, born on February 27, 1942, has served as a member of the board of directors since June 1999. He started his career in the Embratel legal department and later served for 11 years as legal counsel, reporting directly to the President of Embratel. He became a member of the Legal Committee of INTELSAT in 1985 and was reelected in 1987 and 1992. He was also a member of the Aeroespacial Legal Committee of the Interamerican Bar Association. He was the representative of the Infra-Structure Ministry in 1990 during the GATT negotiations in Geneva. He holds a law degree from the Pontifical Catholic University of Rio de Janeiro.

Jorge Luis Rodriguez, born on April 3, 1957, was appointed as a member of the board of directors in September 2000, effective on March 14, 2001. He has been the President of Embratel since November 1999 and was elected President and Chief Executive Officer of Embratel Participações S.A. on December 19, 2002. Prior to joining Embratel, he served as Chief Marketing Officer and Senior Vice President of MCI’s Global Ventures and Alliances group. Prior to that, he served as Chief Marketing Officer for Avantel, the Mexican joint venture between MCI and Grupo Financiero Banamex-Accival. Mr. Rodriguez joined MCI in 1979 and held positions in marketing analysis, pricing and product management and development in MCI’s Business and Consumer Markets groups.

Joaquim de Sousa Correia, born on February 16, 1947, has served as a member of the board of directors since June 2001. He has served as the Human Resources Officer of Embratel since January 2000. Prior to that, he served in various positions in the human resources area of Embratel. He holds a degree in administration from Moraes Junior University, Rio de Janeiro.

Jonathan Clark Crane, born on October 15, 1949, has served as a member of the board of directors since April 17, 2003. He is the Executive Vice President of Strategy and Marketing for MCI. Mr. Crane is a 30-year veteran of the telecommunications industry. Prior to joining MCI, he served most recently as chairman and Chief Executive Officer of Adero, Inc., an Internet-based content distribution company and chairman and Chief Executive Officer of Marcam Solutions, Inc., an ERP software company focused on manufacturing, customer relationship management and supply chain management applications. Mr. Crane holds a bachelor’s degree in history and education from Dartmouth College.

Luis Fernando Motta Rodriguez, born on June 3, 1962, has served as a member of the board of directors since 1998. He is also the President of MCI Holding do Brasil Ltda., MCI Telecomunicações do Brasil Ltda., MCI International Telecomunicações do Brasil Ltda., MCI Solutions Telecomunicações Ltda., New Startel Participações Ltda., Startel Participações Ltda. and Worldcom Holding do Brasil Ltda. He has served as a member of board of directors of Proceda Tecnologia e Informática S.A. He was a member of the board of directors of Embratel Participações S.A. from 1998 to 2001. He also was an employee of Embratel from 1999-2004. He holds a degree in engineering from Universidade Federal Fluminense and MBA Management from Fundação Getúlio Vargas – FGV, Rio de Janeiro.

Executive officers

Embratel Holdings currently has a President, a Vice-President, a Chief Financial and Investment Relations Officer and two additional officers. The executive officers are responsible for day-to-day management. According to Embratel Holdings by-laws, there can be no fewer than two and no more than nine executive officers, one of them being the President. The board of directors has appointed each of the current executive officers for a three-year term, which began on April 19, 2004 and each of them may remain in office until reappointed or replaced. Executive officers may be successively reappointed.

The following are the current executive officers and their respective positions.

Name	Position
Jorge Luis Rodriguez	President and Chief Executive Officer
Daniel Eldon Crawford	Vice-President
Norbert Glatt	Chief Financial Officer & Investor Relations Officer
Cláudia de Azerêdo Santos	Officer
Sultana Shamim Khan	Officer

Set forth below are brief biographical descriptions of the executive officers who are not members of the board of directors of Embratel Holdings.

Norbert Glatt, born on March 29, 1959, joined the company in October 2002, was appointed Chief Financial Officer & Investor Relations officer since December 2002. He previously worked as Chief Financial Officer of GLB Serviços Interativos S.A., which is the exclusive internet entertainment and news portal of Organizações Globo (a leading Brazilian media concern), as Head of Business Development of Globo Participações

e Comunicações S.A. (Globopar), which is a holding company for a number of subsidiaries and associated companies involved in pay television in Brazil (including a leading cable/satellite television program producer and a cable/satellite distribution system), as Head of Strategic Planning and also as Treasury Operations Manager of Aracruz Celulose S.A. He holds a degree in Mechanical Engineering from Federal University of Rio de Janeiro and an MBA from California State University, Long Beach.

Cláudia de Azerêdo Santos, born on July 21, 1961, was appointed an officer of Embratel Holdings in September 2003 and has served as General Counsel of Embratel Holdings and Embratel since August 2003. She previously worked as Associate General Counsel for Aracruz Celulose S.A., and as General Counsel for Companhia Siderúrgica Nacional—CSN. She was also officer for Fundação CSN. Since August 2003, she has served as a member of the Board of Directors of Tele-Norte Celular Participações S.A. She was a member of the Board of Directors for Itá S.A. from 2000 to August 2003. She was an alternate member of the Board of Directors for Light S.A. and Metropolitana S.A. Ms. Santos holds a degree from Candido Mendes Law School, in Rio de Janeiro and has attended various courses, including the Stanford Executive Program from Stanford University, California.

Sultana Shamim Khan, born on September 21, 1960, was appointed an officer of Embratel Holdings in March 2001. She is also the Vice President of Strategic Development and Planning at Embratel. In this capacity, she is responsible for Embratel’s international business, Embratel’s internet service provider, Click21, planning and strategy and mergers and acquisitions activities. Prior to this role, she was responsible for MCI’s merger and acquisition activities in Latin America and Asia and was the primary person responsible for the acquisition of Embratel by MCI. During her 17-year career in the telecommunications industry, she has held positions in financial and strategic planning, marketing and mergers and acquisitions. She has a B.A. in Economics from George Washington University in Washington D.C. and an MBA from Indiana University in Bloomington, Indiana, U.S.A.

Fiscal committee

Under Embratel Holdings’ by-laws, Embratel Holdings is required to, and currently maintains, a permanent fiscal committee, or the Conselho Fiscal. In accordance with Brazilian corporate law and Embratel Holdings’ by-laws, such fiscal committee consists of a minimum of three and a maximum of five members and an equal number of alternates. The members of the fiscal committee are elected for one-year terms. Preferred stockholders, who do not otherwise have voting rights, are entitled to elect, as a class, one member of the fiscal committee and the respective alternate by majority vote of the stockholders present at the meeting at which members of the fiscal committee are elected. Non-controlling holders of common shares comprising at least 10% of the common shares outstanding may also elect one member of the fiscal committee and the respective alternate. Controlling holders of common shares would be entitled to elect one member for each member elected by the preferred stockholders and non-controlling holders of common shares, respectively, plus one member and his or her alternate.

The primary responsibility of the fiscal committee, which is independent of management and the external auditors, is to review the financial statements and report on them to the stockholders. The following are the current members of the Fiscal Committee.

Name	Position
Edison Giraldo	Member
Ruy Dell’Avanzi	Member
Erasmo Simões Trogo	Member*
Angela Silva de Carrijo Roda	Alternate*
Alberto Serpa Coelho	Alternate

(*) – appointed by minority shareholders.

Audit committee

Embratel Holdings does not have a formal audit committee. The board of directors serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002 and related regulations.

NYSE significant corporate governance differences disclosure

On November 4, 2003, the New York Stock Exchange (“NYSE”) established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under these rules, we are required to set forth in our annual report to shareholders a description of the significant differences between Embratel Holdings’ corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules. The following table summarizes these differences.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach

303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.

Embratel Holdings is a controlled company because more than a majority of its voting power is controlled by MCI, Inc. As a controlled company, Embratel Holdings would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer.

There is no legal provision that requires Embratel Holdings to have independent directors.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of Embratel Holdings do not meet at regularly scheduled executive sessions without management.

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” are not required to comply with this requirement.

As a controlled company, Embratel Holdings would not be required to comply with the nominating/corporate governance committee requirements if it were a U.S. domestic issuer.

Embratel Holdings does not have a nominating/corporate governance committee.

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” are not required to comply with this requirement.

As a controlled company, Embratel Holdings would not be required to comply with the compensation committee requirements if it were a U.S. domestic issuer.

Embratel Holdings does not have a compensation committee. The officer in charge of human resources is responsible for compensation and related issues in consultation, when appropriate, with the Chairman of the board of directors or Chief Executive Officer.

Embratel Holdings has a stock option committee composed of three members of the board of directors.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.06 303A.07	A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

Embratel Holdings has a permanent conselho fiscal, or fiscal council in accordance with the applicable provisions of Brazilian corporate law. As required by Brazilian corporate law, our fiscal council is independent of our management and external auditors. The primary responsibility of the fiscal council is to review management’s activities and the financial statements, and to report its findings to the shareholders.

Because Embratel Holdings has no audit committee, the entire board of directors is Embratel Holdings’ audit committee, as defined in the Sarbanes-Oxley Act of 2002.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian corporate law, shareholder preapproval is required for the adoption of equity compensation plans.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Embratel Holdings does not have formal corporate governance guidelines.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Embratel Holdings has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer and all officers and employees and a code of conduct that applies to the officers and managers of the finance area.

303A.12	Each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Embratel Holdings’ Chief Executive Officer will promptly notify the NYSE in writing after any executive officer of Embratel Holdings becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Compensation

For the year ended December 31, 2003, the aggregate amount of compensation, including benefits in kind, pension, and other retirement benefits, provided to directors and executive officers of Embratel Holdings and its subsidiaries, as a group, was R$25.9 million.

Stock option plan

At the Extraordinary General Meeting of Shareholders held on December 17, 1998, our shareholders approved the creation of a stock option plan. On the same date, our board of directors created and elected the stock option committee to implement the stock option plan, including who will be granted options and for how many shares. The current members of the committee are, Daniel Eldon Crawford, Dilio Sergio Penedo and Joaquim de Sousa Correia.

The total number of shares under the stock option plan may not exceed 10% of the total number of outstanding shares of Embratel Holdings (in accordance with the authorized capital limits). These shares may be provided from treasury shares or new issuances of shares. The plan allows grants of options to purchase preferred shares of Embratel Holdings to directors, officers and employees of Embratel Holdings and its affiliates and certain other persons at an exercise price equal to the market price on the grant date. The options become exercisable over a three to four year period and expire ten years from the grant date. Until the third quarter of 2001, exercise price was adjusted for inflation using the IGP-M index. Options granted under the plan vest automatically upon the occurrence of certain events, including a change in control of Embratel Holdings. In the event of vesting due to a change of control the options must be exercised within one year of the change in control, unless the new controlling shareholders continue the plan under the same terms in which case the original exercise periods will continue to apply.

In 2003, 739 employees were granted options to purchase Embratel Holdings’ shares under the stock option plan. There were 8.7 million open options as of December 31, 2003, with a weighted average exercise price of R$5.95 per thousand shares for options granted up to 2003. The acquired shares maintain all of the rights pertaining to the shares of equal class and type, including dividends.

Each option is exercisable for 1,000 shares. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)
Open options as of January 1, 2000		1,762,667
Options offered in 2000		2,048,265
Options exercised in 2000		(122,700)
Options sold in 2000		(4,800)
Options cancelled in 2000		(130,000)

Open options as of December 31, 2000		3,553,432
Options offered in 2001		6,264,711
Options sold in 2001		(13,333)
Options cancelled in 2001		(3,540,099)

Open options as of December 31, 2001		6,264,711
Options offered in 2002		2,097,333
Options cancelled in 2002		(477,615)

Open options as of December 31, 2002		7,884,429

Options offered in 2003		2,806,500
Options cancelled in 2003		(738,996)
Options sold in 2003		(1,220,853)

Open options as of December 31, 2003		8,731,080

Weighted average exercise price of the purchase options on December 31, 2003 (per thousand shares, expressed in reais)	R$	5.95

For additional information about the options granted and outstanding, see Note 30.K to the consolidated financial statements of Embratel Holdings.

Retention plan

We have a “Plan for Retention of Executives and Strategic Persons,” aimed at retaining the services of the President, the vice-presidents, Officers, managers, and other key employees who have specialized qualifications. The plan was adopted in 2000 and revised in 2003. Pursuant to the plan, we have entered into separate agreements with 37 individual participants, under which they are entitled to indemnification, specified compensation and benefits, including cash indemnities and certain continuing benefits upon termination. A change of control, such as the acquisition by Telmex of MCI’s interest, entitles certain participants to terminate their contract and receive cash indemnities and certain continuing benefits. We estimate the maximum aggregate amount that could be payable under the cash indemnity provisions to all participants in the plan at R$93 million.

Indemnification

We maintain directors and officers liability insurance insuring our directors, officers and key employees against liabilities incurred in connection with their exercising their roles as director or officer.

In addition, we have agreed in the retention plan discussed above to provide indemnification for our officers and other key employees during their employment and for 15 years thereafter for any liability or cost incurred in connection with their positions, including in connection with the pension fund.

Employees

The following table shows the numbers and distribution of employees that we employed as of December 31, 2001, 2002 and 2003.

	2001	2002	2003
Telecommunications Services:
Embratel	7,203	7,106	6,731
BrasilCenter	4,656	4,717	4,671
Vésper	N/A	N/A	877
Total Telecommunications Services	11,859	11,823	12,279
Space Services	158	187	191
Total	12,017	12,010	12,470
Repair, engineering and maintenance	32%	31%	31%
Customer Service and Marketing	54	53	51
Administration	14	16	18

Wages and benefits

We establish wage and benefits programs on a bi-annual basis following negotiations with our unions. We have proposed a 4.67% wage increase to our unions for 2004-2005. The provisions of our collective bargaining agreements with our unions also apply to our non-union employees.

We also maintain an employee profit sharing plan. All employees participate in the employee profit-sharing plan. Our employee profit sharing plan ties incentives to performance indicators including revenue growth, cost containment, customer satisfaction and quality of work. We also maintain incentive compensation arrangements for management.

Labor unions

Approximately 32% of Embratel’s employees are affiliated with state and/or municipal labor unions (Sindicato dos Trabalhadores em Empresas de Telecomunicações, known as Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas, known as Fenattel, or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações, known as Fittel, with which labor agreements are negotiated. Approximately 0.4%, 21% and 1% of the employees of BrasilCenter, Star One and Vésper, respectively, are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the state of Rio de Janeiro and São Paulo. Our relationship with our employees and their unions are generally good. We have not experienced a work stoppage that had a material effect on our operations for many years. The labor agreements with all of our employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the labor agreements are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Embratel and Vésper are effective.

Employee benefit plans

We have established a pension fund, Fundação Embratel de Seguridade Social – Telos, known as Telos, the purpose of which is to supplement government-provided retirement benefits for our employees. Telos administers two different plans. The first is a defined benefit plan under which we make monthly contributions to Telos, currently equal to 19.8% of the aggregate salary. In addition, we contribute 2.32% of the aggregate salary base for funding the post-retirement medical plan for 12 employees who remain in the defined benefit plan. Each employee member of this first plan also makes a monthly contribution to Telos based on age and salary. Members of Telos generally qualify for full pension benefits after reaching age 58 and having completed at least 35 years of service for men and 30 years of service for women. The second plan is a defined contribution plan that was formed in the last half of 1998. All new employees only have the option to enter this defined contribution plan. Under an offer made by our management, existing employees had the option of migrating from the defined benefit plan to the defined contribution plan. The offer expired on December 31, 1998, and the transfer to the defined contribution plan became effective January 1, 1999. Approximately 93% of all our employees (including Star One employees) belong to the new defined contribution plan. We match employees’ contributions to the fund up to a maximum of 8% of each employee’s salary.

Telos operates independently from us, and its assets and liabilities are fully segregated from ours. See Note 22 to our consolidated financial statements.

BrasilCenter and Vésper employees do not have a retirement benefit plan.

Voluntary dismissal program

Embratel completed, in the first half of January 2003, a Temporary Dismissal Program, which granted financial assistance and social incentives. This program, which began in December 2002, was designed for employees who were already retired through the INSS and those who were entitled to retire, proportionally or fully, through the INSS or the employee pension plan (Telos). In order to implement this program, Embratel set up a provision in December 2002 in the approximate amount of R$20.0 million.

Share Ownership

None of our directors or executive officers individually beneficially own one percent or more of our shares. See “Item 6. Directors, Senior Management and Employees—Compensation” for a discussion of our stock option plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Embratel Holdings

Of our two classes of capital share outstanding, only the common shares have full voting rights. The preferred shares have voting rights under limited circumstances.

MCI is currently our majority shareholder. MCI’s ownership of our shares is held through two subsidiaries, Startel Participações Ltda. and New Startel Participações Ltda.

MCI, through one of its affiliates, entered into a management agreement with us, which expired on December 31, 2003. See “Item 7. Major Shareholders and Related party Transactions—Related Party Transactions” below.

The table below provides information on the common shares owned by shareholders known to us to hold more than 5% of our common shares and by our officers and directors as a group, as of April 20, 2004.

Name of owner	Number of Common Shares Owned	Percentage of Outstanding Common Shares
MCI through subsidiaries:	64,405,151,125	51.79%
Startel Participações Ltda.	62,054,576,448	49.90%
New Startel Participações Ltda.	2,350,574,677	1.89%
Emerging Markets Growth Fund	6,330,954,400	5.09%
Caixa de Previdência dos Funcionários do Banco do Brasil—Previ	6,722,609,333	5.41%
All directors and executive officers as a group	4,355	0.04%

Sale by MCI of its ownership stake

On March 15, 2004, MCI announced that it had entered into a definitive agreement to sell its ownership interest in Embratel Holdings to Telmex for US$360 million in cash. On April 21, 2004, MCI and Telmex announced that they had entered into an amendment to the agreement increasing the purchase price to US$400 million. On April 20, 2004, MCI emerged from bankruptcy and on April 27, 2004, the U.S. Bankruptcy Court approved MCI’s sale of its ownership stake to Telmex. Completion of the sale is subject to approval by the applicable regulatory, anti-trust and securities law authorities.

Under Brazilian corporate law, within 30 days after the closing of the acquisition of MCI’s shares, Telmex will be obliged to make an offer to purchase the remaining outstanding common shares at a per-share price equal to at least 80% of the per-share price paid to MCI for the common shares representing control. Preferred shareholders and holders of our ADSs are not entitled to these rights.

Certain of our credit agreements have acceleration provisions that are triggered by changes of control. We are negotiating with our lenders to obtain the necessary waivers of these provisions. Although there can be no assurance, we do not expect to have difficulty obtaining these consents and approvals.

Related Party Transactions

We entered into a management agreement with MCI, effective August 4, 1998, which was approved by our shareholders (other than MCI), pursuant to which MCI provided us with advice regarding our management, operations and business. Under the agreement, we paid to MCI, as compensation for its management services in 1999 and 2000, an amount equal to 1%, and in 2001 and 2002, an amount equal to 0.5%, of our annual net revenues during each such year. The compensation paid for management services in 2003 was 0.2% of our annual net revenue. As of December 31, 2003, we had accrued approximately R$14.0 million of management services fees pursuant to the management agreement with respect to management services provided from January 1, 2003 to December 31, 2003. The management agreement with MCI expired on December 31, 2003.

In addition to this management agreement, we have normal settlement costs with MCI for completion of international long-distance services to our customers. These services are carried out with MCI, under normal market conditions for these types of operations. We have similar arrangements with other carriers in the United States, and this relationship is carried out on an arm’s-length basis. The balances receivable and payable between MCI and us are described more fully in Note 23 of our consolidated financial statements.

We do not have any other material service contracts with current or former related parties, executives or members of the board of directors.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Part III—Item 18. Financial Statements.”

Legal Proceedings

We are involved in a variety of legal proceedings in the ordinary course of our business. In accordance with the Brazilian Corporate Law method, we record provisions in our financial statements for all legal proceedings for which we consider a loss to be probable and discuss in the notes to our financial statements, without recording a provision, claims for which we believe the probability of loss to be possible. Claims for which we consider the probability of loss to be remote are not provisioned for or otherwise discussed in our financial statements.

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

It is theoretically possible under Brazilian law for a court to require that the breakup be unwound, although we believe that this is unlikely to occur. We were a party in a public civil action brought by the Federal Department of Justice initially to impede the privatization auction. This lawsuit, filed before the First Federal Circuit of Rio de Janeiro on July 27, 1998, was dismissed, but a final decision is still pending because the dismissal has been challenged.

Foreign source operating income

Foreign source operating income consists of payments made to us by foreign companies for connecting incoming international calls to Brazil. In March 1999, we received from the Federal Revenue Agency a tax assessment in the amount of R$287.2 million for failing to pay income tax on net foreign source operating income for the years 1996 and 1997. In June 1999, we received an assessment of an additional R$111.1 million for 1998. However, of this total approximately R$46.7 million has already been paid. We have appealed the remaining assessments. We intend to pay income tax on net foreign source income until this tax controversy is resolved. The first assessment is pending with the Tax Administrative Court. The second assessment was upheld at the administrative level. We have appealed this decision. On appeal, the Federal Tribunal has ruled against Embratel, but has not yet published the ruling, so we are not fully aware of its terms. The ruling will not be definitive until publication. We plan to continue to dispute the assessment and to discuss this issue with the appropriate authorities. See Note 21.1.c.2 to our consolidated financial statements.

Withholding tax on remittances to foreign telecommunications companies

We regularly make payments to foreign telecommunications companies for completing international calls that originate in Brazil and terminate in a foreign country. Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 25% from payments to foreign companies for such services. However, pursuant to the International Telecommunications Regulations approved in Melbourne, Australia on December 9, 1988, known as the Melbourne Regulations, we have never withheld Brazilian income tax from such payments. In turn, the Federal Revenue Agency (SRF) concluded that, beginning in October 1998, we were exempt from any such withholding requirement. See Note 21.1.c.1 to our consolidated financial statements.

On December 23, 1999, we received a tax assessment from the SRF in the amount of R$410.7 million for failing to pay the related withholding tax on outbound revenue for the period from December 1994 to October 1998. We challenged this assessment, contesting the criteria used by tax auditors to impose the assessment and alleging that other double taxation treaties should apply to remittances made to countries that are parties to such treaties.

The administrative judges have issued a decision reducing Embratel’s liability under the tax assessment from R$410.7 million to R$12.9 million. The administrative judges arrived at this decision by amending the criteria used by tax auditors to impose the assessment and taking into account the exclusion of payments to countries with double taxation treaties. On December 2003, the second administrative level unanimously upheld the decision to reduce the fine.

Despite the above, based on a legal opinion issued by Federal Attorney General’s office on October 31, 2000, the SRF notified us that it had modified its position with regard to the applicability of the exemption contained in the Melbourne Regulations. According to this new interpretation, we would be subject to the withholding income tax on payments made after December 23, 2002. We continue to believe that the application of this tax to us is inappropriate and will continue to pursue both administrative and judicial appeals.

Additionally, we have notified Telebrás, our legal predecessor, of both issues concerning the foreign source operating income and the withholding tax on remittances to foreign administrations because it would be liable for a part of the assessment applicable to the pre-breakup period.

PIS credits and COFINS on inbound revenues

On August 21, 2001, we received two tax assessments from the SRF, totaling R$501 million, including fines and interest, for prior years’ PIS/COFINS taxes. The first claim, in the amount of R$159 million, is related to PIS charges prior to 1995. In July 2002, the administrative court issued a decision upholding the assessment, which we appealed to the Administrative Tax Court. We are still waiting for a final decision. The second claim, for R$342 million, was related to a COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. In July 2002, the administrative court reduced the assessment by R$220 million as a result of mistakes that the tax authorities had made in calculating the fine. We are presently appealing the decision relating to the remaining balance of the assessment.

ICMS on international outbound traffic and bundled services

We have been assessed various fines by certain state tax agencies because of our refusal to collect ICMS taxes on international outbound traffic and certain bundled services that are considered to be exempt or non-taxable for ICMS purposes. The possible losses amount to approximately R$775 million as of December 31, 2003. Management believes there is a strong basis for defending the position that ICMS is not applicable to these services and is considering challenging, in court, the requirement that we impose ICMS on international outbound traffic. Accordingly, no reserve has been taken.

Rate readjustments

On June 27, 2003, Anatel approved a tariff increase using the IGP-DI inflation index. This tariff rate increase has been challenged by several injunctions and is still pending in the Brazilian courts. We and the three regional telecommunications operators have adopted tariff rate increases based on an injunction issued by the 2a Vara Federal do Distrito Federal on September 11, 2003, which requires the rate increase to be calculated by substituting the IPCA inflation index for the IGP-DI inflation index in the tariff rate formulas established in the concession agreements. This change affects both the rates that we charge to our customers and the rates that we pay for interconnection.

Interconnection fee litigation

We are currently engaged in two lawsuits brought against us by two of the regional telecommunications operators regarding amounts that we allegedly owe those operators for interconnection. We won dismissal of the claims of one of the regional operators, but the judge decided against us in the other claim, awarding damages of R$219 million. Both decisions are currently under appeal. These regional operators also requested that we be required to pay the disputed amounts that they billed for interconnection and then we could sue for the refund of those disputed fees. We won both of these lawsuits, one on jurisdictional grounds and the other on the merits, although both are being appealed. In both of these lawsuits we were required to deposit the contested amounts with the courts. Although we won both claims, we still have R$212.4 million on deposit with the courts, pending the resolution of the appeals.

Miscellaneous litigation

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the normal course of business. These include, among others, an arbitration decision regarding a breach of contract claim, the assessment of fines regarding the INSS (Brazilian Social Security Institute), regulatory sanctions for failure to meet certain quality standards and a tax assessment regarding Star One’s administration of ICMS. For more information on these issues, see Note 21 of our consolidated financial statements.

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

Distribution Policy and Dividends

Mandatory dividend

According to our by-laws, we are required to distribute, as a mandatory dividend with respect to each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of the adjusted net income on such date of the mandatory dividend.

For the purposes of Brazilian corporate law, and in accordance with our by-laws, the adjusted net income is an amount equal to our net profit, adjusted to reflect allocations to and from:

•	the statutory reserve;

•	the contingency reserve; and

•	the unrealized revenue reserve.

The annual dividend distributed to holders of our preferred shares has priority in the allocation of adjusted net income over other shareholders. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the dividend paid to the preferred shareholders. The remainder is distributed equally among holders of preferred shares and common shares. We may pay dividends out of our respective retained earnings on accumulated profits in any given fiscal year.

Priority and amount of preferred dividends

Our by-laws provide for (i) a minimum yearly per share dividend equal to 6% of the amount obtained by dividing the total share capital by the total number of shares or (ii) the right to receive dividends, per preferred share, at least 10% greater than the dividends attributed to each common share, whichever is higher. As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends prior to any distribution of cash dividends to the holders of our common shares in a certain year. In addition, in case of item (i) above, distributions of cash dividends in any year are made:

•	first, to the holders of our preferred shares, up to the amount of the minimum dividend to be paid to the holders of preferred shares for such year;

•	then, to the holders of our common shares, in an amount sufficient to distribute to each of our common shareholders an amount equal to the minimum dividend distributed to each of our preferred shareholders; and

•	thereafter, to the holders of our common shares and preferred shares on a pro rata basis.

If our mandatory declared dividend in any year is less than or equal to the dividend that must be paid to the holders of our preferred shares in that year, the holders of our common shares will not be entitled to receive any dividends from us in that year.

If the dividend to be paid to the holders of our preferred shares is not paid for a period of three years, holders of our preferred shares will be entitled to full voting rights until such time as that dividend is paid in full.

Suspension of mandatory dividend

Under Brazilian corporate law, a company is permitted to withhold payment of the mandatory dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if:

•	the shareholders meeting so decided exclusively for collection of resources by issuing debentures, not convertible into shares, provided that no shareholder votes against it;

•	its board of directors and fiscal committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company;

•	the shareholders ratify this decision at the shareholder’s meeting (in which case the board of directors must forward to CVM, within five days of the shareholders’ meeting, a justification of the information provided at such shareholders’ meeting); and

•	the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the Company’s financial situation permits.

For the purposes of Brazilian corporate law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits.

Statutory reserve

At each annual shareholder’s meeting, the board of directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian corporate law, we are required to maintain a statutory reserve, to which we must allocate 5% of net profits for each fiscal year, up to the moment in which such reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the statutory reserve if necessary.

Contingency reserve and unrealized revenue reserve

Brazilian corporate law also provides for two additional discretionary allocations of net profits to special accounts, which are also subject to approval by shareholders at the annual shareholders’ meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either:

•	reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

•	written off in the event that the anticipated loss occurs.

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

According to Brazilian corporate law, the profits not registered in any of the permitted reserves shall be distributed as dividends.

Since Law No. 10,303/01 was enacted on October 31, 2001, Brazilian entities have been subject to a material change in accounting for unrealized earnings reserves. Prior to October 31, 2001, the unrealized earnings reserve was calculated on the basis of increases in shareholders’ equity and was reduced as dividends were paid to preferred shareholders. According to guidance published by the CVM on January 16, 2003, the unrealized earnings reserve established prior to October 31, 2001 will retain its original characteristics, i.e., will be available for use as the basis of calculations of dividends. For periods after October 31, 2001, the unrealized earnings reserve reflects the amount by which the statutory dividend exceeds the net earnings for the applicable period and thus remains unpaid.

Payment of dividends

We are required by law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year at which, among other issues, an annual dividend may be discussed and declared by decision of our common shareholders, acting on the recommendation of the Officers, as approved by the board of directors. By decisions made on December 4, 2003 and January 29, 2004, the board of directors approved the distribution of R$86.1 million in dividends to Embratel Holdings’ shareholders for 2003. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31, 2003. Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation.

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the Depositary, who will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

ITEM 9.	THE OFFER AND LISTING

Price History of Stock

	Prices per 1,000 preferred shares of the registrant
	High		Low
	(in nominal reais)
1999	R$	49.00	R$	12.30
2000		53.00		23.50
2001		34.80		6.20
2002		11.38		1.35
2003		10.95		2.87

2002
First Quarter		11.38		7.35
Second Quarter		7.82		1.42
Third Quarter		3.08		1.35
Fourth Quarter		4.49		2.02

2003
First Quarter		4.90		2.86
Second Quarter		7.37		3.56
Third Quarter		7.77		5.21
Fourth Quarter		10.95		7.60
2004
First Quarter		9.84		7.39

November 2003		10.62		9.44
December 2003		10.95		9.12
January 2004		9.84		8.44
February 2004		9.20		7.39
March 2004		9.52		7.66
April 2004		9.18		8.21
May 2004 (through May 20, 2004)		8.66		6.22

The table below sets forth for the periods indicated the high and low sales prices for our ADSs as reported on the New York Stock Exchange.

	U.S. dollars per ADS
	High		Low
1999	US$	27.38	US$	9.13
2000		31.00		11.75
2001		17.63		2.25
2002		4.88		0.40
2003		18.42		4.00

2002
First Quarter		4.88		2.75
Second Quarter		3.41		0.40
Third Quarter		1.00		0.42
Fourth Quarter		1.30		0.45

2003
First Quarter		7.20		4.00
Second Quarter		12.75		5.45
Third Quarter		13.40		8.56
Fourth Quarter		18.42		13.20

2004
First Quarter		17.20		12.30

November 2003		18.00		16.23
December 2003		18.42		15.59
January 2004		17.20		14.47
February 2004		15.92		12.30
March 2004		16.37		13.15
April 2004		16.01		15.20
May 2004 (through May 20, 2004)		14.99		9.73

On June 16, 2003, we implemented a ratio change of our ADSs solely to comply with the minimum share price (US$1.00) requirement for maintaining its ADS listing on the New York Stock Exchange. The ratio change is in the proportion of 1 ADS equal to 5,000 preferred shares. There was no change in the underlying preferred shares.

Markets

Trading on the Brazilian Stock Exchanges

The São Paulo Stock Exchange is a not-for-profit entity owned by its member brokerage firms. Trading on the São Paulo Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange is open for trading from 10:00 a.m. to 5:00 p.m. Market makers exist on the São Paulo Stock Exchange but are only authorized to make markets in options for stock indices that are traded on the São Paulo Exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas), an electronic trading system operating at the São Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the São Paulo Stock Exchange may be effected off the Exchange under certain circumstances, although such trading is very limited.

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

As of December 31, 2003, the aggregate market capitalization of the 369 companies listed on the São Paulo Stock Exchange was approximately US$234 billion. Although all the outstanding shares of a listed company may trade on São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons who rarely trade their shares. Even though the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 2003, the daily trading volumes on the São Paulo Exchange averaged approximately US$271.9 million. In 2003, the five most actively traded issues represented approximately 38.7% of the total trading in the cash market on the São Paulo Stock Exchange.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian securities markets

The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally and by the Central Bank of Brazil, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and Brazilian corporate law govern the Brazilian securities market.

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

ITEM 10.	ADDITIONAL INFORMATION

By-laws of Embratel Holdings

Embratel Holdings is registered before the Junta Comercial do Rio de Janeiro, JUCERJ, under No. 3330026237-7. According to Section 2 of our by-laws, our main corporate purpose is to exercise control of Embratel, and its subsidiaries. There are no provisions in Embratel Holdings’ by-laws with respect to (1) a board member’s power to vote on proposals in which the board member is materially interested; (2) a board member’s power to vote in favor of compensation for himself in the absence of an independent quorum; (3) age limits for retirement of board members; (4) required shareholding for officer qualification; (5) anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or (6) disclosure of share ownership. However, Brazilian corporate law requires that a director (conselheiro) of a corporation (sociedade anonima) own shares in that corporation.

Under Brazilian corporate law, if a director or an executive officer has a conflict of interest with the company in connection with any proposed transaction, the director or executive officer may not vote in any decision of the board of directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for transcription in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with the company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.

Embratel Holdings’ issuance of commercial paper, and the incurrence of certain material obligations, shall be preceded by approval from the board of directors, according to the provisions set forth in Section 17 of Embratel Holdings’ by-laws.

Embratel Holdings’ share capital is comprised of preferred shares and common shares, all without par value. At December 31, 2003 and 2002, there were 210,029,997,060 preferred shares and 124,369,030,532 common shares. Share capital may be increased by resolution of the board of directors, up to the limit authorized by the by-laws. Any increase in the authorized capital must be approved by shareholders’ vote.

Preferred shares are non-voting, except under limited circumstances, and are entitled to a preferred, non-cumulative dividend, and stand in a senior level compared to common shares in the case of liquidation. Under Brazilian corporate law, we are entitled to keep a two-thirds ratio of the total number of non-voting shares and shares with limited voting rights to the total number of shares.

Embratel Holdings’ controlling shareholders elected the members of the board of directors. Board members, even if elected by one specific shareholder, have fiduciary duties towards the company and all of its respective shareholders. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred class shares representing at least 10% of our total share capital, have the right to appoint each one member to our board of directors. If no group of common or preferred class shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member to our board of directors. Under Brazilian corporate law, shareholders representing at least 5% of our voting capital have the right to demand that a multiple voting procedure be adopted, which entitles each common share to as many votes as there are board members and gives each common share the right to cast those votes cumulatively for only one candidate or to distribute its votes among several candidates.

Voting rights

Each of Embratel Holdings’ common shares entitles the holder to one vote at shareholders’ meetings. Preferred shares do not entitle the holder to vote at such shareholders’ meetings, except under specific circumstances, as set forth below. Ordinarily, holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at shareholders’ meetings.

One of the three members of the fiscal committee, and his or her alternate, are elected by a majority vote of the holders of preferred shares. Such election is held at the annual common shareholders’ meeting, by the then present holders of preferred shares, for the positions available in the fiscal committee.

Brazilian corporate law provides that certain non-voting shares, such as Embratel Holdings’ preferred shares, are entitled to voting rights in the event a company fails for three consecutive fiscal years to pay the dividend to which such non-voting shares are entitled. In this case, the voting rights of these shares shall extend until the date in which the payment of the accrued and unpaid dividend is made.

Embratel Holdings’ preferred shares are entitled to full voting rights with respect to:

•	the approval of any long-term contract between the Embratel Holdings Group, on the one hand, and any controlling shareholder, or an affiliate of that controlling shareholder, on the other hand;

•	resolutions modifying certain provisions of the by-laws; and

•	any resolution submitted to the shareholders’ meeting for the delisting of the shares or during liquidation.

Any change in the preference, benefits, conditions of redemption and amortization of preferred shares, or the creation of a class of shares having priority or preference over preferred shares, would require the approval of holders of a majority of the outstanding preferred shares at a special meeting of holders of the preferred shares. Such a meeting would be called by publication of a notice in two Brazilian official gazettes, at least thirty days prior to the meeting, but would not generally require any other form of notice.

In any circumstances in which holders of preferred shares are entitled to vote, each of the preferred shares will entitle the holder to one vote.

Shareholders’ meetings

A general shareholders’ meeting convenes each year to decide all matters relating to our corporate purposes and to pass such resolutions as they deem necessary for our protection and well-being.

Pursuant to Brazilian corporate law, shareholders voting at a general shareholders’ meeting have the power, among other powers, to:

•	amend the by-laws;

•	elect or dismiss members of the board of directors and members of the fiscal council at any time;

•	receive annual reports by management and accept or reject management’s financial statements and recommendations including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;

•	authorize the issuance of debentures;

•	suspend the rights of a shareholder in default of obligations established by law or by the by-laws;

•	accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

•	pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and

•	authorize management to file for bankruptcy or to request a concordata, a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code.

All shareholders meetings, including the annual shareholders’ meeting, are convened by publishing, no fewer than fifteen days prior to the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our shareholders have previously designated Valor Econômico for this purpose. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, an indication of the subject matter.

A shareholders’ meeting may be held if shareholders representing at least one-quarter of the voting capital are present. If no such quorum is present, notice must again be given in the same manner as described above except for the 8 days prior notice, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as discussed below. A shareholder without a right to vote may attend a general shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote, abstentions not being taken into account. Under Brazilian corporate law, the approval of shareholders representing at least one-half of the issued and outstanding voting shares is required for the types of action described below, as well as, in the case of clause (a) and clause (b), a majority of issued and outstanding shares of the affected class:

(a) creating a new class of preferred shares or disproportionately increasing an existing class of preferred shares relative to the other classes of shares, other than to the extent permitted by the by-laws;

(b) changing a priority, preference, right, privilege or condition of redemption or amortization of any class of preferred shares or creating any class of non-voting preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as the preferred shares;

(c) reducing the mandatory dividend;

(d) changing the corporate purposes;

(e) merging us with another company or consolidating or splitting us;

(f) dissolving or liquidating us;

(g) participating in a centralized group of companies as defined under Brazilian corporate law; and

(h) canceling any ongoing liquidation of us.

Whenever the shares of any class of capital stock are entitled to vote, each share is entitled to one vote. Annual shareholders’ meetings must be held by April 30 of each year. Shareholders’ meetings are called, convened and presided over by the Chairman or by the Vice-Chairman of our board of directors. A shareholder may be represented at a general shareholders’ meeting by an attorney-in-fact appointed not more than one year before the meeting, who must be a shareholder, a company officer or a lawyer.

Preemptive rights

Each of Embratel Holdings’ shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in total capital. Embratel Holdings shall observe a minimum period of 30 days following the publication of the capital increase notice for the exercise of preemptive rights by shareholders. The right of participation in capital increases is assignable and negotiable under Brazilian corporate law.

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

In the event of a capital increase, which would maintain or increase the proportion of capital represented by preferred shares, holders of Embratel Holdings’ ADSs, or of the preferred shares, would have preemptive rights to subscribe only to Embratel Holdings’ newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by preferred shares, holders of ADSs, or of preferred shares, would have preemptive rights to subscribe to Embratel Holdings’ preferred shares, in proportion to their shareholdings and to Embratel Holdings’ common shares only to the extent necessary to prevent dilution of their interest in Embratel Holdings’ capital.

Preemptive rights to purchase shares may not be offered to U.S. holders of ADSs unless a registration statement under the Securities Act of 1933, or the Securities Act, is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of Embratel Holdings’ ADSs, who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Redemption rights

Our common shares and preferred shares are not redeemable, except that a dissenting shareholder is entitled under Brazilian corporate law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

(1)	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the by-laws);

(2)	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

(3)	to reduce the mandatory distribution of dividends;

(4)	to change our corporate purposes;

(5)	to merge us with another company or consolidate us;

(6)	to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company, an incorporação de ações;

(7)	to approve the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian corporate law;

(8)	to approve our participation in a centralized group of companies as defined under Brazilian corporate law; or

(9)	in the event that the entity resulting from (a) a merger, (b) an incorporação de ações as described in clause (6) above or (c) a spin-off that we conduct fails to become a listed company within 120 days of the general shareholders’ meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (1) and (2) above may require us to redeem their shares. The right of redemption mentioned in items (5), (6) and (8) above may only be exercised if our shares do not satisfy certain tests of liquidity at the time of the shareholder resolution. The right of redemption lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting, unless, in the case of items (1) and (2) above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the publication of the minutes of the special meeting.

We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability. Law No. 9,457 dated May 5, 1997, which amended Brazilian corporate law, contains provisions which, among other provisions, restrict redemption rights in certain cases and allow companies to redeem their shares at their economic value, subject to certain requirements. Our by-laws currently do not provide that our capital stock will be redeemable at its economic value and, consequently, any redemption pursuant to Brazilian corporate law would be made at no less than the book value per share, determined on the basis of the last balance sheet approved by the shareholders; provided that if the general shareholders’ meeting giving rise to redemption rights occurred more than 60 days after the date of the last approved balance sheet, a shareholder would be entitled to demand that his or her shares be valued on the basis of a new balance sheet dated within 60 days of such general shareholders’ meeting.

Form and transfer

Embratel Holdings’ shares are maintained in book-entry form with a transfer agent, Banco Itaú S.A. The transfer of the shares is made in accordance with the applicable provision of Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser. In order to conduct the transfer of shares, the transfer agent shall be given a written order of the seller, or judicial authorization or order, in an appropriate document, which shall remain in the possession of the transfer agent. Embratel Holdings’ preferred shares underlying the ADSs are registered on the transfer agent’s records in the name of Banco Itaú S.A.

Transfers of shares by a foreign investor, in general, are subject to the same rules applicable to Brazilian individuals. In case the foreign investment in Embratel Holdings’ shares is directly registered with the Central Bank of Brazil, according to the Brazilian capital market foreign investment regulations, the foreign investor should also seek amendment of the foreign investment certificate of registration, in the case of exercising the shareholder’s preemptive rights. The amendment to the foreign investment certificate of registration is typically conducted by the foreign investor’s local agent to reflect the ownership of the newly issued shares.

The São Paulo Stock Exchange operates a central clearing system. In order to have Embratel Holdings’ shares under the São Paulo clearing systems, the shares must be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are put under custody of the relevant stock exchange must be reflected in our shareholders’ register. Each participating shareholder will, in such case, be registered in the register of our beneficial shareholders, maintained by the relevant stock exchange, and shall obtain substantially the same information provided to the registered shareholders.

Exchange Controls and Other Limitations Affecting Security Holders

There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares or common shares represented by American depositary shares, or holders who have exchanged American depositary shares for preferred shares or common shares, from converting dividends, distributions or the proceeds from any sale of preferred shares or common shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of American depositary shares could adversely affect holders of American depositary receipts.

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Under Resolution No. 2,689, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

•	complete the appropriate foreign investor registration form,

•	register as a foreign investor with the CVM, and

•	register its foreign investment with the Central Bank of Brazil.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of American depositary shares by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of American depositary shares who are not resident in a tax haven jurisdiction (i.e. a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

An electronic registration has been issued by the custodian in the name of The Bank of New York, the depositary, with respect to the American depositary shares. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares or common shares represented by American depositary shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges American depositary shares for preferred shares or common shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank under Law No. 4,131 or Resolution No. 2,689. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of American depositary shares. See “Item 10. Additional Information—Taxation—Brazil.”

There are two principal foreign exchange markets in Brazil (which have operated under identical operational limits and had identical rates since February 1999):

•	the commercial rate exchange market, and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends or interest with respect to shares, are carried out on the commercial market. Only a Brazilian bank authorized to buy and sell currency in the commercial market may effect purchases of foreign currencies in that market. In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank intervention. See “Item 3. Key Information—Exchange Rates.”

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged American depositary shares for underlying preferred shares or common shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

Taxation

The following summary contains a description of the principal Brazilian income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder as in effect on the date hereof, which are subject to change. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related documents will be performed in accordance with its terms. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSs.

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

Taxation of dividends

Dividends, including dividends paid in kind (1) to the Depositary in respect of the preferred shares underlying the ADSs or (2) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax in the case of distributions of profits earned on or after January 1, 1996.

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

According to the Law No. 10,833, dated December 29, 2003, gains earned abroad derived from the disposition of assets located in Brazil by non-residents to other non-residents may become subject to taxation in Brazil. We believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of this rule.

The deposit or withdrawal of preferred shares in exchange for the ADSs is not subject to Brazilian tax, unless the amount previously registered as a foreign investment in preferred shares is lower than (1) the average price of a preferred share on such date, or (2) if no preferred shares were traded on that date, the average price of stock on the Brazilian stock exchange on which the greatest number of preferred shares were traded in the fifteen trading sessions immediately preceding such deposit. In that case, the difference between such average price and the amount previously registered as a foreign investment in preferred shares will be the amount subject to Brazilian tax. On receipt of the underlying preferred shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below under “Item 10. Additional Information—Taxation—Brazil—Registered Capital.”

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

However, pursuant to Law No. 9,959 enacted on January 27, 2000, preferential tax treatment of ADSs, Annex IV transactions and foreign investors under Resolution 2,689 is not applicable to transactions occurring on or after January 1, 2000, if the non-Brazilian holder of ADSs or preferred shares resides in a tax haven (defined as a jurisdiction that does not impose income tax at a rate of at least 20%).

The gain realized is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency without any adjustment for inflation, of the shares sold. The gain realized as a result of a transaction with respect to shares registered as an investment with the Central Bank of Brazil (and not subject to the Annex IV Regulations) will be calculated based on the foreign currency amount registered with the Central Bank of Brazil. There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under the Annex IV Regulations and Resolution 2,689 will not be changed. Reductions in the tax rate provided for by Brazil’s tax treaties do not apply to tax on gains realized on sales or exchanges of preferred shares.

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

Distributions of interest on capital (Juros sobre o Capital Próprio) paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the federal government, which is exempt from tax withholding, and interest due to non-Brazilian holders of ADSs or preferred shares who reside in a tax haven, as defined above, which is subject to a 25% withholding tax, as described below) and we shall be able to deduct such amount for purposes of the Corporate Income Tax, or IRPJ, and Social Contribution on Profit, or CSLL, (both of which are levied on our profits) as long as the payment of a distribution of interest is approved in our annual shareholders’ meeting. The amount of distributions of interest on capital will be determined by our board of directors. No assurance can be given that our board of directors will not determine that future distributions of profits will be made by means of interest on capital instead of by means of dividends. Under Brazilian law and regulations, the amount paid to shareholders as interest on capital (net of any withholding tax) may be treated as payment in lieu of or as part of the Mandatory Dividend and Preferred Dividend. In addition, any Brazilian corporation distributing interest on capital is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the Mandatory Dividend.

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

The temporary contribution on financial transactions (“CPMF Tax”) will not affect non-resident investors, unless the investor has a bank account in Brazil. Transactions made through a stock market are exempt of CPMF Tax. The responsibility for the collection of the CPMF Tax lies with the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF Tax is levied on the amount to be remitted abroad in Brazilian reais.

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

United States

This summary describes the principal U.S. federal income tax consequences for a U.S. holder (as defined below) of owning shares of our preferred stock or ADSs. This summary applies to you only if you hold shares of preferred stock or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds shares of preferred stock or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds shares of preferred stock or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis.

Please consult your own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of preferred stock or ADSs in your particular circumstances.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of a share of preferred stock or an ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the share of preferred stock or ADS.

Shares of our preferred stock will be treated as equity for U.S. federal income tax purposes. In general, if you hold ADSs, you will be treated as the holder of the shares of preferred stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the shares of preferred stock represented by that ADS.

Taxation of dividends

The gross amount of cash dividends that you receive (prior to deduction of Brazilian taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in reais will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the Depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the preferred shares or ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for the 2004 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

Distributions of additional shares in respect of shares of preferred stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and other dispositions

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of preferred stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of preferred stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Net long-term capital gain recognized by an individual U.S. holder before January 1, 2009 is generally subject to taxation at a maximum rate of 15%.

Foreign tax credit considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Brazilian taxes withheld from dividends on shares of preferred stock or ADSs, so long as you have owned the shares of preferred stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex- dividend date. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Brazilian taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

U.S. information reporting and backup withholding rules

Payments in respect of the shares of preferred stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect Embratel Holdings’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our American depositary shares are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and, in Embratel Holdings’ case, at the offices of the New York Stock Exchange. For further information on obtaining copies of Embratel Holdings’ public filings at the New York Stock Exchange, you should call (212) 656-5060. As of the date hereof, Embratel is not subject to the information requirements of the Securities Exchange Act of 1934.

We also file financial statements and other periodic reports with the CVM.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our financing costs are denominated in currencies (primarily the U.S. dollar and Japanese Yen) other than those in which we earn revenues (primarily the real).

Similarly, we are subject to market risk from changes in interest rates, which may affect the cost of our financing. As discussed in Note 25 to our consolidated financial statements, we use derivative instruments to manage risks and reduce our exposure resulting from fluctuations in currency exchange rates. However, we do not cover entirely our exposure to the currency exchange rate fluctuation risks through the use of such derivative instruments.

Foreign Currency Swap Agreements

Embratel has loans denominated in foreign currency (mainly in U.S. dollars and Japanese Yen) with variable rates of interest. Accordingly, it is exposed to market risk from changes in foreign currency exchange rates and interest rates. Embratel manages risk arising from fluctuations in foreign currency exchange rates, which affect the amount of Brazilian reais necessary to pay the foreign currency-denominated obligations, by using derivative financial instruments, primarily currency swaps.

While such instruments may reduce Embratel’s foreign currency exchange risks, they do not eliminate them. Credit risk exposure is managed by applying a formula that considers the credit rating and net worth of the counterparty to determine whether to pursue the transaction and what limit on exposure to apply. We do not consider the risk of non-performance by the counterparties to be significant. Embratel does not hold or issue derivatives for speculative or trading purposes.

Our policy is to enter into derivative contracts to cover 100% of short term debt and more than 50% of total debt and limit VaR (Value at Risk) of exchange rate fluctuations to a maximum of 5% of net equity whenever conditions are available in the market. At December 31, 2003, Embratel had outstanding currency swap contracts in the notional amount of R$1,270.6 million (R$1,492.8 million in 2002) with maturities ranging from January 28, 2004 through December 12, 2008, to reduce the impact on its obligations of devaluations of the Brazilian real. Under the terms of these swap arrangements, Embratel is required to pay the counterparties the amounts, if any, by which the variation of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) on the notional value exceeds the variation of the foreign currency exchange rate for the same period. Likewise, if the exchange rates exceeds the CDI rate, we would receive the applicable difference. The gains and losses attributable to these instruments resulting from changes in rates are accrued and recognized as an adjustment to interest income or expense in the period in which the change occurs.

The following tables present the forward currency swap transactions that we had outstanding as of December 31, 2003 and 2002:

As of December 31, 2003 (in thousands of reais):
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability) as of December 31, 2003	MtM *
May 8, 2001 to May 12, 2003	March 25, 2004 to June 1, 2004	9	JPY x CDI	207,468	516	(2,026)
October 31, 2001 to December 19, 2003	January 28, 2004 to December 12, 2008	49	USD x CDI	1,063,109	43,293	48,642

Total				1,270,577	43,809	46,616

As of December 31, 2002 (in thousands of reais):
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability) as of December 31, 2002	MtM*
May 8, 2001 to June 3, 2002	January 15, 2003 to June 1, 2004	25	JPY x CDI	826,689	324,297	217,455
July 16, 2001 to June 7, 2002	January 28, 2003 to August 13, 2004	19	USD x CDI	666,112	175,062	106,079

Total				1,492,801	499,359	323,534

(*)—MtM,	or marked-to-market, represents the Present Value of a bond on a certain day, using the market rates of that day, instead of bond rates.

Exchange Rate Risk

In 2003, we consolidated our financial risk management processes and adopted the RiskMetrics Parametrical Value at Risk, or the VaR, system (a J.P. Morgan Chase system used worldwide and adapted to the methodology of the Brazilian Central Bank). We seek to limit value at risk of exchange rate fluctuations to 5% of net equity. Our policy is to protect against variations in exchange rates for all foreign-denominated debt with a maturity of less than one year (market conditions permitting) through the use of currency swaps and other hedging strategies. Through this policy, we seek to balance the need for preserving cash and protecting against the negative effect of significant variations in exchange rates. We have exchange rate exposure with respect to the U.S. dollar and Japanese Yen and, to a lesser extent, to the Euro. As of December 31, 2003, our net indebtedness (taking into account the hedge effect) in foreign currency was R$3,532.3 million, which included R$2,797.8 million denominated in U.S. dollars, and R$734.5 million indexed to other foreign currencies such as the Euro and Japanese Yen.

In 2003, the Brazilian real appreciated 18.23% with respect to the U.S. dollar and 9.48% with respect to the Japanese Yen. On December 31, 2003 we marked-to-market our currency swap positions and the value of our U.S. dollar and Japanese Yen to real swap positions were R$48.6 million and (R$2.0 million), respectively, which we recognized as adjustments to interest income. As of December 31, 2003, the VaR system calculated the value at risk with respect to foreign-denominated debt for which we have not entered into currency swaps or other risk-management strategies as R$313.1 million; which is equivalent to 6.42% of net equity.

The potential immediate loss to us that would result from a hypothetical 20% change in foreign currency exchange rates based on this position would be approximately R$449 million, considering the offsetting effect of our derivative hedging instruments. In addition, if such a change were to be sustained, our cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 20% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above are denominated and does not take into account the offsetting effect of such a change on our foreign-currency denominated revenues (principally payments from international operators). Since consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on our results of operations. In 2003, we reduced our foreign-currency denominated debt by US$151.6 million.

Interest Rate Risk

As of December 31, 2003, we had, in all currencies, R$4,590.6 million in loans and financings outstanding, of which R$985.8 million bore interest at fixed interest rates, and R$3,604.8 million bore interest at floating rates (primarily LIBOR-based). The potential loss that we would have suffered over one year resulting from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our indebtedness on December 31, 2003 would be R$47.6 million. Similarly, an increase of 100 basis points in the CDI rate would increase the hedged portion of our indebtedness by R$14.2 million. We invest our excess liquidity (R$1,208.1 million as of December 31, 2003) mainly in short-term instruments denominated in Brazilian reais (and approximately R$334.3 million in U.S. dollar denominated instruments). The potential loss that we would have over one year resulting from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets on December 31, 2003 would be approximately R$12.1 million. The sensitivity analyses above are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

We have carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting, during the fiscal year ended December 31, 2003, that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Since we do not have an audit committee, our Board of Directors performs those functions. Our board of directors has determined that none of the members of the Board of Directors is an audit committee financial expert. We have not yet identified an appropriate candidate for this position.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to the members of our financial department, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Embratel Holdings. We have posted our code of ethics on our Internet website at http://www.embratel.com.br. A copy of the code of ethics may be obtained free of charge by accessing our website at the above address or contacting the Embratel Holdings investor relations department at (55) 21 21 21 64 74. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer in 2003.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

Deloitte Touche Tohmatsu Auditores Independentes and its affiliates billed the following fees to us for professional services in 2002 and 2003.

	Year ended December 31,
	2002		2003
	(in thousands of reais)
Audit Fees	R$	778	R$	1,170
Audit-Related Fees		—		3,066
Tax Fees		92		86
All Other Fees		685		37

Total Fees	R$	1,555	R$	4,359

“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Deloitte Touche Tohmatsu for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and represent due diligence services related to potential and completed acquisitions and services associated with our bond offering in 2003. “Tax Fees” are fees for professional services rendered by Deloitte Touche Tohmatsu for tax compliance services. Fees disclosed under the category “All Other Fees” represent services rendered in 2002 and 2003 related to the identification and cataloging of our various IT initiatives and business consulting services related to potential strategic initiatives.

Audit Committee’s Pre-approval Policies

Our board of directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our board of directors requires management to obtain the board’s approval before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by Deloitte Touche Tohmatsu, our principal auditor.

The board’s pre-approval process works as follows. Each year, Deloitte Touche Tohmatsu prepares a detailed list of services that it proposes to perform during the coming year. These proposed services are presented to the board of directors, which considers and approves the services. Management are not permitted to engage our auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to our financial statements beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	By-laws of Embratel Participações S.A. (*)
4.1	Management Agreement (*)
8.1	Subsidiaries of Embratel Participações S.A.
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

(*)	incorporated by reference to the annual report of Embratel Participações S.A. for the year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ Cláudia de Azerêdo Santos

	Name:	Cláudia de Azerêdo Santos
	Title:	General Counsel

By:	/s/ Norbert Glatt

	Name:	Norbert Glatt
	Title:	Chief Financial Officer & Investor Relations Director

Dated: May 21, 2004.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Embratel Participações S.A.

Rio de Janeiro - RJ, Brazil

We have audited the accompanying consolidated balance sheets of Embratel Participações S.A. and subsidiaries as of December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003, all expressed in Brazilian Reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Our audits were conducted in accordance with auditing standards generally accepted in Brazil and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embratel Participações S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2003 and 2002 and the results of operations for each of the three years in the period ended December 31, 2003, to the extent summarized in Note 30 to the consolidated financial statements.

DELOITTE TOUCHE TOHMATSU

Rio de Janeiro, Brazil

March 17, 2004 (except with respect to the matters discussed in Notes 30 and 31,

    as to which the date is May 21, 2004).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais)

A S S E T S

	2003	2002
CURRENT ASSETS
Cash and cash equivalents	1,719,496	886,991
Trade accounts receivable, net	1,672,037	1,590,996
Deferred and recoverable taxes	465,719	437,838
Other current assets	270,277	249,055

Total current assets	4,127,529	3,164,880

NON-CURRENT ASSETS
Deferred and recoverable taxes	1,151,696	1,185,636
Legal deposits	381,561	270,011
Other non-current assets	69,930	40,385

Total non-current assets	1,603,187	1,496,032

PERMANENT ASSETS
Investments	39,888	267,042
Property, plant and equipment	7,194,329	7,795,867
Deferred assets	2,870	121,787

Total permanent assets	7,237,087	8,184,696

Total assets	12,967,803	12,845,608

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2003	2002
CURRENT LIABILITIES
Loans and financing	1,217,256	2,566,482
Accounts payable and accrued expenses	1,822,611	1,680,690
Taxes and contributions	347,358	252,284
Dividends and interest payable on capital	114,244	37,720
Payroll and related accruals	87,585	118,075
Employees’ profit sharing	52,107	42,113
Provision for contingencies	73,749	53,378
Actuarial liabilities—Telos	64,442	63,973
Related party liabilities	11,994	96,671
Other current liabilities	174,820	121,457

Total current liabilities	3,966,166	5,032,843

NON-CURRENT LIABILITIES
Loans and financing	3,373,341	2,325,453
Actuarial liabilities—Telos	328,803	338,982
Taxes and contributions	52,061	55,557
Sundry credits	14,890	27,008

Total non-current liabilities	3,769,095	2,747,000

DEFERRED INCOME	135,358	121,889

MINORITY INTEREST	222,382	224,083

SHAREHOLDERS’ EQUITY
Capital stock—paid-in	2,273,913	2,273,913
Revenue reserves	2,620,022	1,912,113
Treasury shares	(19,133)	(41,635)
Retained earnings	—	575,402

Total shareholders’ equity	4,874,802	4,719,793

Total liabilities and shareholders’ equity	12,967,803	12,845,608

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais, except net income (loss) per thousands shares)

	2003	2002	2001
GROSS OPERATING REVENUE:
Telecommunications services	9,177,182	9,482,424	10,326,126
Gross revenue deductions	(2,133,572)	(2,110,794)	(2,591,045)

Net operating revenue	7,043,610	7,371,630	7,735,081
Cost of services	(4,715,149)	(5,000,987)	(5,228,927)

Gross profit	2,328,461	2,370,643	2,506,154

OPERATING INCOME (EXPENSES)
Selling expenses	(788,949)	(1,095,089)	(1,579,596)
General and administrative expenses	(984,178)	(994,745)	(919,580)
Other operating income (expenses), net	74,899	30,529	(2,951)

Total	(1,698,228)	(2,059,305)	(2,502,127)

OPERATING INCOME BEFORE FINANCIAL EXPENSES, NET	630,233	311,338	4,027
Financial expense, net	(159,925)	(1,552,385)	(698,358)

OPERATING INCOME (LOSS)	470,308	(1,241,047)	(694,331)
Extraordinary non-operating income—ILL	—	198,131	—
Non-operating income (expense)	(70,401)	10,989	(75,902)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	399,907	(1,031,927)	(770,233)

Income tax and social contribution benefit (expense)	(136,906)	414,196	222,088
Minority interest	(39,367)	(8,611)	(5,526)

NET INCOME (LOSS) FOR THE YEAR	223,634	(626,342)	(553,671)

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)	333,419,064	332,629,361	332,932,361

NET INCOME (LOSS) PER THOUSAND OUTSTANDING SHARES (IN REAIS)	0.67	(1.88)	(1.66)

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais)

		Revenue reserves
				Retention of profits
	Capital Stock Paid-in	Legal reserve	Unrealized Earnings Reserve	Reserve for Investments	Treasury shares	Retained Earnings	Total
BALANCES AS OF JANUARY 1, 2001	2,134,427	190,491	1,721,622	—	(41,475)	1,886,055	5,891,120
Transfer of retained earnings to capital	139,486	—	—	—	—	(139,486)	—
Repurchase of shares	—	—	—	—	—	(65)	(65)
Sales of shares	—	—	—	—	374	—	374
Recognition of the effects of the merger with Star One	—	—	—	—	—	8,914	8,914
Net loss	—	—	—	—	—	(553,671)	(553,671)

BALANCES AS OF DECEMBER 31, 2001	2,273,913	190,491	1,721,622	—	(41,101)	1,201,747	5,346,672
Repurchase of shares	—	—	—	—	(534)	—	(534)
Other	—	—	—	—	—	(3)	(3)
Net loss	—	—	—	—	—	(626,342)	(626,342)

BALANCES AS OF DECEMBER 31, 2002	2,273,913	190,491	1,721,622	—	(41,635)	575,402	4,719,793
Sale (Repurchase) of shares (Note 26.d)	—	—	—	—	22,502	(20,121)	2,381
Prescribed dividends	—	—	—	—	—	14,472	14,472
Realization of unrealized earnings reserve	—	—	(131,472)	—	—	131,472	—
Net income	—	—	—	—	—	223,634	223,634
Donations and grants	—	—	—	—	—	659	659
Destination of profits—
Constitution of legal reserve	—	11,215	—	—	—	(11,215)	—
Proposed dividends	—	—	—	—	—	(86,137)	(86,137)
Constitution of reserve for investments	—	—	—	258,413	—	(258,413)	—
Transfer to reserve for investments	—	—	—	569,753	—	(569,753)	—

BALANCES AS OF DECEMBER 31, 2003	2,273,913	201,706	1,590,150	828,166	(19,133)	—	4,874,802

			2,620,022

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais)

	2003	2002	2001
SOURCE OF RESOURCES:
From operations—
Net income (loss) for the year	223,634	(626,342)	(553,671)
Expenses (revenues) not affecting working capital—
Minority interests	39,367	8,611	5,526
Depreciation	1,105,973	1,075,128	998,368
Amortization	46,780	67,040	63,263
Monetary and foreign currency exchange variations and other charges on non-current liabilities	(391,756)	1,458,740	236,279
Monetary and foreign currency exchange variations and other revenues from non-current assets	(104)	—	120
Exchange variation on investments	48,736	(97,317)	(26,983)
Realization of deferred income	(20,396)	(19,132)	(26,767)
Reversal of provision for loss of investment	(10,000)	—	—
Loss on disposal of property, plant and equipment	21,761	5,887	76,398
Results from long-term derivative contracts	12,083	(228,536)	142,556
Long-term deferred income tax and social contribution	110,456	(696,869)	(168,590)
Actuarial liabilities update—Medical Health Care Plan	24,959	(16,736)	—
Impairment of goodwill	101,489	—	—
Deposits in court	35,539	—	—
Pension plan	46,848	—	—
Other operating revenues	(25,798)	(26,445)	(22,667)

	1,369,571	904,029	723,832

From third parties—
Increase in non-current liabilities—
Taxes and contributions	—	861	61,844
Loans and financing	2,144,249	722,585	1,712,118
Actuarial liabilities—Medical Assistance Plan Telos (Note 22)	—	—	193,424
Other liabilities	4,616	26,093	—
Transfer from non-current to current assets	82,187	44,075	273,778
Transfer from investment to current assets	189,274	—	—
Transfer from property, plant and equipment to current assets	15,396	—	—
Effect of the merger of Star One	—	—	8,914
Effect of the merger of Star One—minority interests	—	—	27,221
Decrease in non-current assets	—	181,220	—
Proceeds from sale of property, plant and equipment	4,784	5,766	7,938
Increase in deferred income	14,485	8,983	48,178
Negative goodwill	18,655	—	—
Disposal of treasury shares	6,666	—	374
Prescribed dividends	14,472	—	—
Other	660	1,479	—

Total sources of funds	3,865,015	1,895,091	3,057,621

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais)

2 of 2

	2003	2002	2001
APPLICATIONS OF FUNDS:
Increase in non-current assets	230,880	125,427	436,944
Decrease in non-current liabilities	26,226	173,122	—
Transfer from current to non-current assets	104,541	—	—
Additions to investments	—	98	17,270
Additions to property, plant and equipment	546,377	1,034,700	1,465,008
Additions to deferred assets	2,870	—	—
Dividends	121,908	23,728	—
Effect of capital increase in Star One—minority interest	5,425	5,425	—
Repurchase of treasury shares	4,285	534	65
Prior year adjustment (Note 22)	—	—	191,050
Transfer of non-current to current liabilities	793,177	2,279,763	855,065

Total uses of funds	1,835,689	3,642,797	2,965,402

INCREASE (DECREASE) IN NET WORKING CAPITAL	2,029,326	(1,747,706)	92,219

CURRENT ASSETS:
At beginning of the year	3,164,880	3,377,607	3,399,485
At end of the year	4,127,529	3,164,880	3,377,607

	962,649	(212,727)	(21,878)

CURRENT LIABILITIES:
At beginning of the year	5,032,843	3,497,864	3,611,961
At end of the year	3,966,166	5,032,843	3,497,864

	(1,066,677)	1,534,979	(114,097)

INCREASE (DECREASE) IN NET WORKING CAPITAL	2,029,326	(1,747,706)	92,219

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands, except as indicated)

1.	OPERATIONS AND BACKGROUND

a.	Incorporation

Embratel Participações S.A. (the “Holding Company”) was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telecomunicações Brasileiras S.A.—Telebrás. Although the Holding Company was not formed until May 22, 1998, the spin-off was effective using balances as of February 28, 1998, and including all income and expense for the period from January 1, 1998 through February 28, 1998, except for the effect of minor cash allocations from Telebrás at February 28, 1998.

On November 1, 2000, Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”) incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio—communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, the Holding Company transferred its Brazilian satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license is renewable, at a cost to the Company, for an additional 15-year term, subject to Anatel’s regulations.

Embratel incorporated, on August 18, 2003, Click 21 Comércio de Publicidade Ltda., to provide Internet access and products for residential customers and small companies, offering a complete solution for their Internet needs through a single provider, including an exclusive domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending faxes, as well as exclusive content.

On December 2, 2003, the Company acquired Vésper Holding S.A. and Vésper Holding São Paulo S.A. as well as their respective operating subsidiaries (Vésper S.A. e Vésper São Paulo S.A.). The operating companies provide local telephony services in the regions of São Paulo (Region III) and in North-Northeastern Brazil (Region I) to 17 Brazilian states; its licenses reach 76% of the country’s population. Besides offering an alternative choice of local telecommunications provider for corporate customers, this acquisition strengthens and broadens the Company’s strategy to offering local telephony and broadband access for small businesses and the consumer market.

b.	Business and Regulatory Environment

Embratel Participações S.A., through its subsidiary, Empresa Brasileira de Telecomunicações S.A.—Embratel, provides international and domestic long-distance telecommunications services in Brazil. These services include transmission of voice, data and other services, and are performed under the terms of a concession granted by the Federal Government, which will expire on December 31, 2005. The Company has the right to renew this license for an additional 20-year term, at a cost, subject to Anatel’s regulations.

The business of Embratel and Star One, including the services that they provide and the rates they charge, is regulated by the Agência Nacional de Telecomunicações—Anatel, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law Nr. 9,472, of July 16, 1997, and the related regulations, decrees, orders and plans. Embratel and the local fixed telephone operators share interstate and international long-distance revenues through network usage fees based on the terms of an interconnection agreement with Embratel, which became effective in April 1998.

The terms of this interconnection agreement, particularly pricing and technical requirements, affect Embratel’s results of operations, its competitive environment and its capital expenditure policies. The interconnection agreement also provides for a supplemental per-minute charge called Parcela Adicional de Transição (“PAT”) that supplements the network usage charge. The PAT was effective until June 30, 2001. It was charged at rates which varied between regions and was intended to neutralize the impact of the new structure on the combined net income of the operating companies within each of the new fixed-line regions. Under the current regulatory framework, all telecommunications services providers must provide interconnection services on a non-discriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the final terms.

On August 15, 2002, Anatel authorized Embratel to operate indefinitely Switched Fixed Telephony Services (“STFC”), for local services. This authorization is for operations in areas equivalent to Regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the Brazilian domestic territory. Embratel started rendering those services effective in December 2002.

In July 2002, another carrier was allowed to provide inter-regional long-distance services from the state of Sao Paulo. Meanwhile, a separate local service provider also received a fixed telephone long-distance license (Region I) and fixed telephone local licenses (Regions II and III).

As from July 6, 2003, users of the Personal Cellular Service (PCS) must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the possibility of using pre and post-paid calling cards for cellular phones. Embratel also permits customers making calls from cellular phones to be charged through the normal invoice made by the cellular operators.

The Holding Company and its consolidated subsidiaries are hereinafter referred to as the “Company”.

2.	PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a.	The Corporate Law Method

The consolidated financial statements are prepared in accordance with accounting practices generally adopted in Brazil. These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM—Comissão de Valores Mobiliários) (“Brazilian corporate law”).

Brazilian corporate law provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the Federal Government. The net effect of this restatement process was credited or charged to the statement of income in a single caption, usually entitled “Monetary Correction Adjustments” or “Inflation Adjustments.”

For local reporting purposes, the Company also prepared its consolidated financial statements in accordance with Brazilian corporate law.

b.	Principles of Consolidation

For consolidation purposes, inter-company balances and transactions were eliminated, including such items as inter-company investments, unrealized profits, and, where applicable, equity adjustments, inter-company income and expense accounts and inter-company balances under short and long-term assets and liabilities. The inter-company investments were eliminated against the respective inter-company shareholders’ equity. Minority interests in the results and in the shareholders’ equity of the consolidated subsidiaries were also separately reported.

The consolidated financial statements include the financial statements of Embratel Participações S.A. and its directly and indirectly owned subsidiaries, as follows:

	Voting capital stock
	Direct and/or indirect share (%)
	2003	2002
Empresa Brasileira de Telecomunicações S.A.—Embratel	98.8	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A. (1)	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	—
Click 21 Comércio de Publicidade Ltda. (Note 1.a)	100.0	—
Vega 21 Participações Ltda. (1)	100.0	—
Vetel 21 Participações Ltda. (1)	100.0	—
Vésper Holding S.A. (Note 1)	100.0	—
Vésper São Paulo Holding S.A. (Note 1.a)	100.0	—
Participation Investment, Inc. (2)	100.0	—
Embratel Clearinghouse Ltda. (Note 14)	—	100.0

(1)	On October 23, 2003, Embratel incorporated Vega 21 Participações Ltda. and Vetel 21 Participações Ltda., for the purpose of participating in the capital share of other companies, entities, associations or consortia, in Brazil and abroad.
(2)	During 2003, Embratel incorporated the subsidiary Participation Investment, Inc., located in Delaware, United States of America, for the purpose of investing and/or controlling investments.

c.	Reclassifications

Certain reclassifications have been made to prior years financial statements in order to be consistent with current year presentation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a.	Cash and Cash Equivalents

Cash and cash equivalents refer to highly liquid temporary investments with maturity of 90 days or less when purchased. Cash equivalents are stated at cost plus accrued interest, when applicable, which approximates market value.

b.	Trade Accounts Receivable, Net

Trade accounts receivable, net represents amounts receivable from customers for services rendered, billed and/or unbilled at period end, directly or through operating telecommunications companies, including the taxes related to such services but net of the allowance for doubtful accounts. These services include local and long-distance telecommunications services, data communications services and other services.

Allowance for doubtful accounts represents a management estimate of the accounts for which collectibility is deemed unlikely. The Company constantly monitors its accounts receivables past due. An allowance for doubtful accounts is recognized as from the first day after maturity and is gradually increased to reflect any deterioration in recoverability with the aging of receivables. The balance of the allowance for doubtful accounts as of December 31, 2003 and 2002 refers substantially to provisions for amounts over 120 days past due on voice services.

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

Vésper São Paulo S.A. and Vésper S.A. have recorded their operating licenses (authorizations) at their acquisition cost, plus financial charges from loans until the start-up of operations, net of amortizations calculated as from the start-up (February 2000) under the straight-line method, based on the original 20-year term for the authorizations (to be amortized through April 2019), and adjusted to their net recoverable amounts.

f.	Deferred assets

The December 31, 2003 deferred assets represent pre-operating expenses recorded in subsidiaries Click21 Comércio de Publicidade Ltda., Vésper São Paulo S.A. and Vésper S.A. The balances in subsidiaries Vésper São Paulo S.A. and Vésper S.A. are adjusted to their net recoverable amounts and amortized over 5 years.

The 2002 deferred assets represent goodwill associated with the acquisition of the merged subsidiary Acessonet Ltda., which was being amortized over 5 years. This balance was written-off during 2003 (Note 16).

g.	Vacation Pay Accrual

Cumulative vacation pay due to employees is accrued as earned.

h.	Income Tax and Social Contribution

Income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution based on the assumption of its future realization, according to rules established by CVM Instruction Nr. 371/02 (see Notes 10, 13 and 19).

i.	Loans and Financing

Principal and interest payable are updated based on exchange or monetary variation and accrued interest as of the balance sheet dates, according to the terms of each agreement.

j.	Provision for Contingencies

The provision for contingencies is updated through the closing dates of the financial statements for losses, according to the nature of each contingency. The basis and nature of the provisions are described in Note 21.1.

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

The 2003 balance also includes negative goodwill recorded on the acquisition of Vésper Holding São Paulo S.A. and Vésper Holding S.A.

l.	Revenue Recognition

Revenues from voice services are recognized when services are provided, measured primarily by the minutes of traffic processed, after deducting an estimate for billing errors or disputes. Revenues from international services also include revenues earned under bilateral agreements between Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the Company to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly, as they are made (Note 4).

Certain data and other services are billed on a fixed-price monthly fee basis, plus a variable fee based on usage, when applicable. Installation revenues on data service contracts are recognized when the installation process is complete.

m.	Financial Income (Expense)

This represents interest and exchange and monetary variations resulting from financial investments, loans and financing and other assets and liabilities subject to monetary adjustments on an accrual basis. Additionally, financial income (expenses) includes charges related to letters of credit, as well as PIS and COFINS levies on financial income and CPMF (check banking tax).

Banking and fiduciary letters charges, PIS and COFINS levies on financial income and CPMF, recorded as general and administrative expenses in the income statements for the year ended December 31, 2002, were reclassified for better comparability (Note 8).

n.	Research and Development

Research and development costs are charged to expense as incurred and are recorded as general and administrative expenses. Pursuant to a three-year contract signed in May 1998 between Telebrás and Embratel, we made contributions to the research and development center (“CPqD”) operated by Telebrás. Total research and development costs were R$13,900 in 2001. The contract ended in 2001, and no additional contributions were made.

o.	Actuarial Liabilities – Telos

Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 22). Pension and other post-retirement benefit expenses for the year are recorded on an accrual basis. Contributions for the deferred benefit plan and medical assistance plan are actuarially determined.

According to CVM Deliberation Nr. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in financial statements as from December 31, 2001.

p.	Employees’ Profit Sharing

A provision for granting employees the right to a share of the profits is accrued based on management’s estimate, the payment of which is subject to approval at the Shareholders’ General Meeting. As determined by Circular Letter CVM/SEP/SNC Nr. 01/2003, issued on January 16, 2003, the Company and its subsidiaries Embratel and Star One recorded employees’ profit sharing as operating expenses in the statements of income (R$49,587, R$31,302 and R$18,155 for the years ended December 31, 2003, 2002 and 2001, respectively). Information on management profit sharing is included in Note 27 under heading Director’s Fees.

q.	Net Income (loss) per Thousand Shares

Net income (loss) per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

r.	Use of Estimates

The preparation of consolidated financial statements in conformity with Brazilian corporate law requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results may differ from those estimates and assumptions.

s.	Minority Interests

Minority interests refer to the minority shareholder interests in the Embratel and Star One subsidiaries.

4.	NET OPERATING REVENUE

	2003	2002	2001
Voice-
Domestic long-distance	4,051,721	4,356,796	4,555,279
International long-distance (1)	856,585	931,266	1,131,197

	4,908,306	5,288,062	5,686,476
Data & Internet-
Corporate and other	1,658,908	1,756,507	1,691,099
Telecommunications companies	97,236	75,932	123,630

	1,756,144	1,832,439	1,814,729

Other services	379,160	251,129	233,876

Total	7,043,610	7,371,630	7,735,081

(1)	During the year ended December 31, 2003, the Company began to report international long-distance revenues gross of the amounts payable to foreign administrators, settlement, which are recorded in cost of services. Previously, these revenues were reported net of settlement. The amounts payable to foreign entities totaled R$209,328, R$264,552 and R$274,125 in 2003, 2002 and 2001, respectively. This reclassification was made to align the Company’s procedures with the recent changes in the telecommunications market practices and facilitate comparability with other companies in the same industry.

The prior year balances were reclassified for purposes of comparability.

The Company is required to collect ICMS (state value-added taxes) at an average rate of approximately 25% on all long-distance revenues in addition to PIS/COFINS taxes (federal taxes at a combined rate of 3.65%), and under Brazilian corporate law, this is classified as gross revenue deductions.

For the years ended December 31, 2003, 2002 and 2001, no single customer represented over 10% of total gross operating revenues.

5.	COST OF SERVICES

	2003	2002	2001
Interconnection/facilities (1)	(3,233,979)	(3,538,843)	(3,841,612)
Depreciation and amortization	(977,864)	(981,351)	(929,201)
Personnel	(214,801)	(228,045)	(229,972)
Third-party services (2)	(222,558)	(204,281)	(161,124)
Other	(65,947)	(48,467)	(67,018)

Total	(4,715,149)	(5,000,987)	(5,228,927)

(1)	Embratel pays an interconnection fee when it accesses end customers via the network of another fixed-line telecommunications company. Interconnection fees principally relate to the connection between local exchanges and end customers. Until June 30, 2001, the Company paid a supplemental per minute charge for such interconnection, the Parcela Adicional de Transição (PAT). As mentioned on Note 4, the Company made certain reclassifications to the prior year balances to be consistent with current year presentation.
(2)	Refers substantially to the maintenance of telecommunications equipment and public services (utilities).

6.	SELLING EXPENSES

	2003	2002	2001
Allowance for doubtful accounts	(353,142)	(627,136)	(1,155,498)
Personnel	(238,892)	(246,668)	(227,495)
Third-party services (1)	(180,156)	(207,335)	(176,643)
Depreciation and amortization	(4,173)	(3,484)	(2,882)
Other	(12,586)	(10,466)	(17,078)

Total	(788,949)	(1,095,089)	(1,579,596)

(1)	Refers substantially to marketing, advertising, legal and consulting expenses.

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002	2001
Third-party services (1)	(486,500)	(517,879)	(432,781)
Depreciation and amortization	(170,716)	(157,333)	(129,548)
Personnel	(141,742)	(134,843)	(162,749)
Taxes	(73,153)	(80,121)	(121,668)
Management Fee—MCI (Note 23)	(14,024)	(36,232)	(37,969)
Employees’ profit sharing	(49,587)	(31,302)	(18,156)
Other	(48,456)	(37,035)	(16,709)

Total	(984,178)	(994,745)	(919,580)

(1)	Refers substantially to the maintenance of installations, public services, printing and postage of invoices, auditing and consulting expenses.

8.	FINANCIAL EXPENSE, NET

	2003	2002	2001
Financial income—
Interest on temporary investments	244,154	181,622	92,021
Monetary variation – credit	1,258	396	260
Foreign currency exchange variation – (assets accounts) (1)	(105,557)	337,175	100,176

	139,855	519,193	192,457

Financial expenses—
Interest charges (2)	(510,340)	(441,760)	(341,721)
Monetary variation—charge	(53,064)	(41,652)	(41,710)
Foreign currency exchange variation—(liabilities accounts) (1)	263,624	(1,588,166)	(507,384)

	(299,780)	(2,071,578)	(890,815)

Total	(159,925)	(1,552,385)	(698,358)

(1)	In 2003, 2002 and 2001, the U.S. dollar devalued by 18.23%, valued by 52.27% and devalued by 18.67%, respectively, against the Brazilian real, and the Japanese Yen devalued by 9.48%, valued by 68.54% and valued by 1.17% against the Brazilian Real, respectively, resulting in a recovery of foreign currency exchange variation results in the amount of R$263,624, R$(1,588,166) and R$(507,384), respectively, which include gains/(losses) on derivative contracts, in the amount of R$(409,938), R$703,474 and R$(80,747) in 2003, 2002 and 2001, respectively.
(2)	Other financial expenses refer to banking and fiduciary letters charges, PIS and COFINS levies on financial income and CPMF, totaling R$75,009, R$95,370, and R$68,378 in 2003, 2002 and 2001, respectively (Note 3.m).

9.	NON-OPERATING INCOME (EXPENSES)

	2003	2002	2001
Revenues—
Gain on sale of permanent assets	4,784	5,766	7,938
Income from long-term investments (1)	1,032	6,888	40
Gain on sale of investments (Note 14)	92,808	—	—
Other	19,591	17,688	16,489
Expenses—
Write-off of permanent assets (2)	(143,637)	(11,653)	(84,336)
Withholding income tax on remittances to foreign Telecommunications companies (Note 21.1 c.1)	(39,462)	—	—
Other	(5,517)	(7,700)	(16,033)

Total	(70,401)	10,989	(75,902)

(1)	Income from long-term investments includes income from the Company’s interests in the international satellite companies. These operations are owned by the users of the services and allocate revenues over expenses to their members, based on their rates of utilization of the services, with the objective of meeting a target rate of return.
(2)	On March 24, 2003, the principal customer of Acessonet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with Embratel. During the second quarter of 2003, this customer began disconnecting several circuits which were being provided based on the aforementioned contract. Consequently, in June 2003, Embratel wrote-off of the unamortized balance of goodwill related to Acessonet amounting to R$101,489. Additionally, the loss on sale of Intelsat amounting of R$18,679 is recorded in this line item (see Note 14).

10.	INCOME TAX AND SOCIAL CONTRIBUTION BENEFIT (EXPENSE)

The Company and its subsidiaries are subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) on their taxable income, and have chosen to pay such taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts originated from such criteria are higher than those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax—Estimated and Social Contribution—Estimated, and are shown as a deduction from the taxes payable (see Note 19).

The off-set of accumulated tax loss carryforwards and negative basis for calculation of social contribution is limited to 30% of the respective taxable income in each fiscal year. The losses carried forward have no expiration date. On December 31, 2003 and 2002, Embratel’s tax losses and negative basis for calculation of social contribution are as follows:

	2003	2002
Tax losses	1,074,911	1,079,118
Negative basis for calculations of social contribution	947,866	949,040

The composition of deferred tax assets and liabilities, based on temporary differences, is described in Notes 13 and 19, respectively.

Vésper S.A. and Vésper São Paulo S.A. altogether had, as of December 31, 2003, approximately R$4,552,299 in tax losses and negative basis of social contribution. Due to the fact that the two subsidiaries do not have a history of taxable income, and there are uncertainties about the realization of these tax credits, credits were not recognized.

a.	Income Tax and Social Contribution

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income tax and social contribution income for the years ended December 31, 2003, 2002 and 2001 totaled R$(90,172), R$437,327 and R$244,572, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non taxable revenues (Note 13).

The components of income tax and social contribution for the years ended December 31 are as follows:

	2003	2002	2001
Current
Social contribution	(12,021)	(6,123)	(4,877)
Income tax	(34,713)	(17,008)	(17,607)

Total current expense	(46,734)	(23,131)	(22,484)

Deferred
Social contribution	(24,420)	115,696	66,410
Income tax	(65,752)	321,631	178,162

Total deferred (expense) benefit	(90,172)	437,327	244,572

Social contribution—benefit (expense) current and deferred	(36,441)	109,573	61,533
Income tax—benefit (expense) current and deferred	(100,465)	304,623	160,555

Total	(136,906)	414,196	222,088

The current income tax and social contribution charge, reported in the statements of income of 2003, 2002 and 2001, arises substantially from Star One.

b.	Reconciliation of Tax Credit (Charges) with Nominal Rates

The provision for income tax was accrued based on taxable income at the rate of 15%, plus an additional 10% on the taxable income in excess of R$240. Social contribution was calculated at a rate of 9%.

The reconciliation between income tax and social contribution based on statutory rates with the amounts recognized as income tax and social contribution benefit (expense) is as follows:

	2003	2002	2001
Net income (loss) before taxes and minority interest	399,907	(1,031,927)	(770,233)
Social contribution benefit (expense) at statutory rates	(35,991)	92,873	69,321
Tax benefit on amortization of goodwill from merger of SES Participações S.A.	(2,380)	(2,380)	(2,380)
Tax credit on foreign income	—	—	2,261
Non-deductible finance charges	—	4,981	(4,981)
Favorable decision on ILL lawsuit	—	12,961	—
Other	1,930	1,138	(2,688)

Social contribution benefit (expense)	(36,441)	109,573	61,533

Income tax benefit (expense) at statutory rates (25%)	(99,976)	257,982	192,558
Income tax benefit on amortization of goodwill from merger of SES Participações S.A.	(6,611)	(6,611)	(6,611)
Non-deductible finance charges	—	13,837	(13,837)
Favorable decision on ILL lawsuit	—	36,002	—
Other	6,122	3,413	(11,555)

Corporate income tax credit (charge) on statements of operations	(100,465)	304,623	160,555

Total (corporate income tax + social contribution)	(136,906)	414,196	222,088

c.	Extraordinary Results—Recovery of Tax on Net Income (ILL)

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

2002
Reversal due to favorable decision on ILL suit	144,006
Reversal of financial expense—monetary variation	54,125

Total	198,131

11.	CASH AND CASH EQUIVALENTS

	2003	2002
Cash	116	—
Bank accounts	176,991	267,839

Subtotal	177,107	267,839
U.S. dollars short-term certificates of deposit (1)	218,021	164,476
Marketable securities—
Foreign	116,237	128,686
Local	1,189,225	242,983
Bank Certificates of Deposit	18,906	83,007

Total	1,719,496	886,991

(1)	Short-term certificates of deposit represent highly liquid marketable securities denominated in U.S. dollars, with maturities of less than 90 days, funded from traffic revenues collected from international operators.

Marketable securities primarily represent highly liquid fixed income bonds with maturities of less than 90 days.

12.	TRADE ACCOUNTS RECEIVABLES, NET

	2003	2002
Voice services	2,799,273	2,676,977
Data, telecom operators and other services	619,924	585,377
Foreign carriers	179,266	319,126

Subtotal	3,598,463	3,581,480
Allowance for doubtful accounts	(1,926,426)	(1,990,484)

Total	1,672,037	1,590,996

No single consumer accounted for more than 10% of total trade accounts receivable at December 31, 2003 and 2002.

13.	DEFERRED AND RECOVERABLE TAXES

	2003	2002
Deferred tax assets-
Provision for write-off of property, plant and equipment	15,420	17,732
Tax losses	268,728	269,779
Negative basis for calculation of social contribution	85,307	85,414
Allowance for doubtful accounts	564,465	674,171
Tax credit on merger of SES Participações S.A.	17,983	26,974
COFINS/PIS – temporarily non-deductible	30,403	30,402
Other deferred taxes (provisions)	170,488	140,482
Withholding income tax (IRRF)	87,128	75,012
Recoverable income tax/social contribution	40,055	15,133
Value-added goods and services tax – ICMS	276,821	262,564
Other	60,617	25,811

Total	1,617,415	1,623,474

Current	465,719	437,838

Non-current	1,151,696	1,185,636

Deferred taxes were recorded based on the assumption of future realization, as follows:

a.	Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b.	Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from Star One, over a five-year period.

c.	Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2003 will be realized by the Company.

14.	INVESTMENTS

	Ownership	2003	Ownership	2002
Other investments – at cost
Satellite companies
Intelsat	—	—	2.346101%	169,428
Inmarsat	—	—	1.992840%	45,119
New Skies	2.104549%	38,981	2.104549%	47,671
Other		907		4,824

Total		39,888		267,042

The interests in satellite companies are denominated in U.S. dollars and translated to local currency as described in Note 3.d.

During 2003, Embratel sold to third parties 100% of its participation in the following companies:

Company	Month of disposal	Balance of investment	Sale amount	Gain/(loss)
Intelsat Ltd.	July	137,717	119,038	(18,679)
Embratel Clearinghouse Ltda	October	2,946	46,161	43,215
Inmarsat Ventures PLC	December	37,664	86,366	48,702
Telecommunications Companies	December	6,386	7,277	891

15.	PROPERTY, PLANT AND EQUIPMENT

a.	Composition

	2003			2002
	Cost (1)	Accumulated depreciation	Net book Value	Net book value
Switching equipment	2,320,202	(1,028,923)	1,291,279	1,290,154
Transmission equipment (2)	8,539,554	(4,805,845)	3,733,709	3,996,919
Buildings and ducts	1,343,926	(697,026)	646,900	633,867
Land	190,495	—	190,495	189,869
Other assets
General use (3)	680,458	(472,424)	208,034	210,010
Intangible (4)	1,128,606	(638,579)	490,027	459,637
Telecom infrastructure (5)	712,676	(500,849)	211,827	199,706
Operating license (6)	29,285	(29,104)	181	—
Construction in progress	421,877	—	421,877	815,705

Total	15,367,079	(8,172,750)	7,194,329	7,795,867

(1)	Cost refers to acquisition or construction, monetarily restated through December 31, 1995. Additionally, on November 30, 2003, Vésper São Paulo S.A. and Vésper S.A. evaluated the recoverability of its permanent assets (property, plant & equipment, operating license and deferred assets). Based on its analysis of the future cash flow generating capacity of these assets, the Company’s management concluded that the permanent assets amounts would not be fully recovered, and, therefore, decided to set up this impairment provision, which is recorded net of the related cost.

(2)	Transmission equipment includes aerial, underground and building cables, private automatic exchanges and power equipment.

(3)	Vehicles, IT infrastructure furniture and fixtures.

(4)	Mainly software licenses and rights of way.

(5)	Telecommunications support towers, leasehold improvements and energy and climatization system.

(6)	Refers to the cost of the operating license (authorization) acquired by Vésper São Paulo S.A. and Vésper S.A. for providing switched fixed telephony services to public users in general. This is a private service provided in the intra-regional, domestic long-distance modality, in regions I and III of the General Grant Plan (“Plano Geral de Outorgas”), while joint and simultaneous exploitation of the local modality is mandatory. The term of the authorization is for 20 years, as from the grant date of the authorization for the use of radio-frequency (starting February 4, 1999), renewable at a fee for one subsequent period only.

a.1.)	Assets related to the concession contract

Certain assets are allocated for use in services provided under the concession, which prevents their removal, disposal, assignment or use as guarantees in mortgages without the express prior authorization of the regulatory authority.

a.2.)	Assets acquired through financial leasing

In the first quarter of 2002, the Company decided to start capitalizing the assets acquired through financial leasing contracts and to treat the corresponding obligations as liabilities. Therefore, on the date of the adoption of this practice, the accumulated cost of the leased assets was identified, the related accumulated depreciation calculated according to the estimated useful life of the assets and the amount of the corresponding liabilities were determined and recorded. The adoption of this practice has not significantly impacted the financial statements. As of December 31, 2003 and 2002, the amount registered in property, plant and equipment was R$36,821 and R$56,412 (net of depreciation), respectively. The referred obligation was registered in accounts payable and accrued expenses, amounting to R$37,983 and R$80,176, as of December 31, 2003 and 2002, respectively.

a.3.)	Assets pledged as a guarantee

As of December 31, 2003, the Company had real estate and other fixed assets, in the amount of R$704,501 (R$416,627 on December 31, 2002) listed and/or designated as guarantees in judicial claims.

b.	Depreciation

The annual depreciation rates applied to property, plant and equipment are as follows:

%
Automatic switching equipment	10.00
Transmission equipment	5.00 to 20.00
Buildings and ducts	4.00
Other assets	4.00 to 20.00

The Company revised the depreciation rates applicable to approximately 70% of its property, plant and equipment, and, consequently, since January 2003 switching equipment has been depreciated at a 10% annual rate (7.69% until December 31, 2002), and optical fiber cables (classified as transmission equipment) have been depreciated at a 5% annual rate (6.67% and 10% until December 31, 2002), which resulted in an increase in the depreciation expense in the amount of approximately R$13 million for the year ended December 31, 2003.

The average depreciation rate for the year ended December 31, 2003 is 9.23% (8.94% and 10.29% for the years ended December 31, 2002 and 2001, respectively) and the balance of fully depreciated assets amounts to R$2,390,714 (R$1,701,506 on December 31, 2002).

c.	Construction of the C-1 Satellite – Star One

In 2001, Star One S.A. signed with Alcatel Space Industries (ASI) an agreement for construction of the satellite C-1. The cost of the project was of US$126,105, and, according to the original 32-month schedule, it would be completed in 2005. On December 31, 2003, the amount of R$189,539 (R$115,973 on December 31, 2002) related to this agreement, is recorded under the heading of Construction in Progress.

In November 2002, Star One and the contractor agreed to revise technical specifications of satellite C-1, in order to optimize the benefits of this investment. During the period of revisions of those specifications, the contractor worked only on the items not affected by possible changes.

In May 2003, Star One signed an amendment to the current agreement for the acquisition in orbit of the Star One C-1 Satellite, and signed an agreement for the acquisition of the equipment for the control station, in the total amount of US$203,000. The satellite will have 28 C band and 14 Ku band transponders.

The agreements entered into force on September 30, 2003, and the term for delivery of the satellite in orbit and of the earth control station is 30 (thirty) months. The launching of the satellite is scheduled to occur at the beginning of 2006.

The amendment provides that, if the construction of satellite C-1 is cancelled, Star One would be obliged to reimburse the contractor and its sub-contracted parties the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

16.	DEFERRED ASSETS

	2003	2002
Pre-operating expenses	168,467	—
Impairment provision	(42,787)	—
Goodwill	—	202,978
Accumulated amortization	(122,810)	(81,191)

Net book value	2,870	121,787

On July 23, 2001, Acessonet Ltda. was merged into Embratel. As required by CVM Instruction Nr. 319/99 for cases when goodwill paid is economically supported by forecast future profits, Embratel transferred the goodwill arising upon the acquisition of Acessonet, in December 2000, to a specific account in deferred charges.

On March 24, 2003, the principal customer of Acessonet Ltda. filed a lawsuit requesting the interruption of its long-term contract signed with the subsidiary Embratel. Consequently, the Company wrote-off the unamortized goodwill balance on December 31, 2003 (see Note 9).

The impairment provision for deferred assets refers to the pre-operating expenses of Vésper São Paulo S.A. and Vésper S.A.

17.	PAYROLL AND RELATED ACCRUALS

	2003	2002
Wages and salaries	1,404	3,207
Accrued social security charges	70,025	68,110
Accrued benefits	16,156	46,758

Total	87,585	118,075

18.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2003	2002
Suppliers	1,439,149	1,238,376
International operators	226,148	326,306
Consignment for third parties/other	157,314	116,008

Total	1,822,611	1,680,690

19.	TAXES AND CONTRIBUTIONS

	2003	2002
Indirect taxes –
ICMS (value-added tax)	134,325	57,479
PIS/COFINS (social/finance contributions)	47,245	26,583
PIS/Pasep – in suspension	132,301	112,034
COFINS – judicial deposit in court (increase of tax rate from 2% to 3%) (1)	15,030	15,030
ISS (municipal service tax)	9,675	7,786
Other	21,694	19,113
Income taxes –
Withholding income tax	338	29,213
Income tax – estimate	455	306
Social contribution – estimate	37	(10)
Deferred taxes – liabilities-
Law Nr. 8,200/91 – supplementary monetary restatement	38,319	40,307

Total	399,419	307,841

Current	347,358	252,284

Non-current	52,061	55,557

(1)	In 1999, Embratel challenged Law Nr. 9,718/99 which increased: (a) the taxable revenues for calculation of PIS and COFINS, including financial income and exchange variation and (b) the COFINS rate from 2% to 3%. During this process, Embratel continued to accrue the total amount of the tax liability and made judicial deposits for the period from August 1999 through April 2001. In May 2001, the Company began paying PIS and COFINS. On August 29, 2002, Provisional Measure (PM) Nr. 66 was issued, which permitted the liquidation of fiscal liabilities that were being challenged in court without fines. Embratel decided to avail itself on PM Nr. 66 and paid this liability amounting to R$173,122, using the corresponding judicial deposits.

20.	LOANS AND FINANCING

	2003	2002
Loans and financing	4,479,932	4,756,245
Accrued interest	110,665	135,690

Total	4,590,597	4,891,935

Current	1,217,256	2,566,482

Non-current	3,373,341	2,325,453

Loans and financing are principally comprised of credits from various banks and also from suppliers of telecommunications equipment used to enhance domestic and international telecommunications services. This debt finances working capital and equipment purchases (mainly satellites and cables) and the launching of B1, B2, B3 and B4 satellites and is to be repaid as set out in the repayment schedule below. The debt is mainly denominated in foreign currencies as shown in the following currency analysis and bears fixed interest rates ranging from 4% to 13% per annum and variable interest rates ranging from 0.13% to 4% per annum over Libor. The Libor rate at December 31, 2003 was 1.22% per annum (1.38% per annum in 2002).

There were no unused commitments for long-term financing as of December 31, 2003.

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is protected against exchange variation of the Brazilian Real through “swap” operations (Note 25.c.), as described below:

	Amount	%	Average cost of debt
Current–
Portion of debt under swap or reais-denominated	1,036,977	85.2	95.61% CDI
Remaining debt	180,279	14.8	US$ + 6.43% p.a.

Total short-term debt	1,217,256	100.0

Non-current-
Portion of debt under swap or reais-denominated	1,462,271	43.3	104.22% CDI
Remaining debt	1,911,070	56.7	US$ + 8.44% p.a.

Total long-term debt	3,373,341	100.0

Total
Portion of debt under swap or reais-denominated	2,499,248	54.4
Remaining debt	2,091,349	45.6

Total debt	4,590,597	100.0

a.	Model

	2003			2002
	Short term	Long term	Total	Short term	Long term	Total
Local currency –
Bank loans	149,453	881,252	1,030,705	13,451	—	13,451
Finame	6,848	20,228	27,076	4,168	14,508	18,676
Suppliers	—	—	—	1,686	—	1,686
Leasing	564	—	564	1,858	739	2,597

Total	156,865	901,480	1,058,345	21,163	15,247	36,410

Foreign currency –
Bank loans	993,600	1,634,016	2,627,616	2,932,217	2,337,974	5,270,191
Notes	7,997	794,530	802,527	—	—	—
Suppliers	2,858	18,023	20,881	2,266	4,848	7,114
Leasing	24,213	13,206	37,419	38,033	39,546	77,579
Swap / Hedge	31,723	12,086	43,809	(427,197)	(72,162)	(499,359)

Total	1,060,391	2,471,861	3,532,252	2,545,319	2,310,206	4,855,525

Total of debt	1,217,256	3,373,341	4,590,597	2,566,482	2,325,453	4,891,935

b.	Repayment Schedule

The long-term debt amortization schedule, as of December 31, 2003, comprises the following yearly amounts:

2003
2005	1,637,255
2006	383,292
2007	275,900
2008	938,683
2009 through 2013	138,211

Total	3,373,341

c.	Percentage breakdown of total debt by foreign currency/original index:

	2003		2002
	Exchange/ Percentage rates		Exchange/ Percentage rates
U.S. Dollar	2.889200	60.9%	3.533300	54.0%
Japanese Yen	0.027011	10.7%	0.029839	39.8%
Euro	3.650590	5.3%	3.701200	5.5%
CDI	16.50%	22.0%	—	—
TJLP	11%	0.6%	10%	0.3%
Real	—	0.5%	—	0.4%

Total		100.0%		100.0%

d.	Notes

In the beginning of December 2003, the Company issued notes through Embratel, in the American and European financial markets, maturing 2008, at an interest rate of 11% per annum, in the amounts of US$200,000 and US$75,000. Funds raised were used to increase the average term of the Company’s debt, by replacing short-term debt through the pre-payment process agreed upon in the debt roll-over program, and R$185,328 were paid in December 2003.

e.	Credit Agreement Defaults

Most of the Company’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company’s debt is in default or accelerated. The Company’s outstanding debt which contains such provisions amounts to R$3,309,158 as of December 31, 2003.

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

f.	Financial agreement for the construction of satellite – Star One

On April 19, 2002, Star One entered into a financial agreement with BNP Paribas in order to finance 85% of C1 satellite construction costs and 100% of the insurance premium agreed to Coface (“Compagnie Française d’Assurance pour le Commerce Extérieur”). The total amount was equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5-year contract. During the grace period, the interest rate would be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

As the original agreement of the purchase of the satellite C-1 was renegotiated due to the changes performed in the project, the price and the payments schedule were modified. Consequently, an amendment to the financing contract was signed on August 13, 2003.

This amendment, altering the former agreement, was signed with BNP Paribas (leading bank) and Societé Génerale, with amounts equivalent to 85% of the price of the satellite C-1 to be delivered in orbit and 100% of the insurance premium agreed with Coface. The new total amount of the operation is US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, totaling 10 years of term. During the grace period, the interest rate will be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 3.93% per annum. Income tax due on remittances of interest will be due by the creditors.

The current agreement foresees the following guarantee clauses:

f.1.)	Starting July 1, 2005, Star One will make monthly deposits in the account “Debt Service Reserve Account” of the amounts in Reais equivalent to 1/12 (one twelfth), in US dollars, of the first semi-annual installment related to principal and interest. As from the date for beginning of the amortization period, foreseen to occur in November 2006, and until the final term of the agreement, Star One will keep deposited in the mentioned account the amount in Reais equivalent, in US dollars, to 115% of one semi-annual installment of the debt service;

f.2.)	A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case Star One delays the payments contractually scheduled;

f.3.)	In the event of unavailability of the guarantee in the above mentioned item “f.1”, there is the guarantee of the accounts receivable originated from the agreement signed between subsidiaries Embratel and Star One for the cession of spacial segment; and

f.4.)	In the event of unavailability of guarantees “f.1” and “f.3”, as from July 1, 2006, Embratel is responsible for making deposits to the Debt Service Reserve Account, in the same terms of guarantees described in tem “f.1” above, limited to US$122,337;

f.5.)	During the term of the agreement, Embratel pledges to hold not less than 51% of the total voting shares of Star One;

f.6.)	Star One is bound by financial covenants to the creditor banks, on account of the renegotiated agreements, with respect to the level of indebtedness and the minimum earnings before financial results, income taxes, depreciation and amortization (“EBITDA”).

The first portion of this loan was released on September 30, 2003.

g.	Roll-over of debt

On March 17, 2003, a program was completed for debt optimization, in the amount of US$861,416 (R$2,488,803 as of December 31, 2003).

In April 2003, new debt optimization contracts were signed, in the amount of US$20,454 (R$59,096 as of December 31, 2003), bringing the total amount of debt covered by such agreements to US$881,870 (R$2,547,899 as of December 31, 2003), of which US$730,268 (R$2,109,890 as of December 31, 2003) refer to loans which had the repayment dates postponed, some of them with principal to be paid in full and others with principal to be paid in installments.

The agreements with principal to be paid in full will be paid as follows: 20% of them shall be paid upon maturity, according to the original agreements, of which a part equivalent to 10% of the outstanding balance of the loans with principal to be paid in full, with guarantees in the amount of US$76,523 (R$221,090 as of December 31, 2003) given by Embratel or by one of its wholly-owned subsidiaries; 30% to be paid in 7 quarterly installments, corresponding to approximately 4.29% each of the outstanding balances; and 50% to be repaid by a balloon payment 2 years after the original maturity date.

As for the agreements with principal to be paid in installments, the amortizations scheduled by the original agreements to occur between the date of roll-over of debt and June 30, 2004 will no longer be made, and the unamortized debt of the period will be divided equally over the number of remaining installments provided for in the original agreements, which will be duly paid as scheduled.

Interest rates agreed were Libor plus 4% per annum for loans denominated in foreign currencies, and CDI plus 4% per annum for loans denominated in Brazilian reais.

h.	Guarantees

Until the date of roll-over of debt, the guarantees given in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, and are not secured by tangible assets, are legal instruments that can be executed judicially in the case of delays in payments, and may permit claims on assets. Such claims are enforceable by court permission in the event of the Company’s bankruptcy or failure to repay debt or interest. These promissory notes totaled R$4,436,125 as of December 31, 2003 (R$4,891,935 as of December 31, 2002). As a consequence of the roll-over of the debt, in addition to the referred promissory notes, new guarantees include part of the receivables from corporate customers of Embratel, as well as shares and dividends of the Star One subsidiary. Guarantees which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with “pari-passu” right of participation in guarantees.

i.	Covenants

Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements.

j.	Suppliers

The suppliers’ financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

21.	CONTINGENCIES AND COMMITMENTS

21.1	– Provision for contingencies

In the normal course of business, the Company and its subsidiaries are party to legal proceedings and potential discussions, which were or may be raised by competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involves complex issues, the characteristics of which are unique either to the Company itself and/or to the telecommunications industry. These issues arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most of the issues discussed below result from procedures in use prior to the Company’s privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Contingencies that have been evaluated as probable losses are recorded in the financial statements, as follows:

	2003	2002
Commercial disputes with third parties (a)	25,155	17,268
Labor claims (b)	30,753	29,610
Fiscal contingencies (c)	10,221	—
Contingencies with Anatel (e)	1,120	—
Other judicial claims (f)	6,500	6,500

Total	73,749	53,378

a.	Commercial Disputes with Third Parties

Embratel was notified of a decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, in which Embratel and another company were disputing credits and rights deriving from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, Embratel accrued a provision in the amount of R$14,118 (R$17,268 on December 31, 2002) in its financial statements.

Vésper São Paulo S.A was notified of the decision during the course of the arbitration administered by the International Chamber of Commerce (ICC), Paris, where it and another company disputed credits and rights resulting from the contractual relationship existing between the parties. Since the arbitration decision ruled in favor of part of the claims of the other company, which will result in payment of an indemnity, the subsidiary Vésper São Paulo S.A accrued a provision in the amount of R$4,865 in its financial statements.

Vésper São Paulo S.A and Vésper S.A. set up a provision for judicial disputes with the parties in the amounts of R$3,029 and R$3,143, respectively, on December 31, 2003. These amounts represent the estimate of the Company’s managements, based on the opinion of their external legal counsel, of the probable losses relating to the various lawsuits filed by clients, service providers and lessors of real estate.

b.	Labor Claims

The provision for loss on labor claims amounted to R$30,753 on December 31, 2003 (R$29,610 on December 31, 2002). Such amount represents management’s estimate, based on legal advice of the probable loss on numerous suits filed by current and former employees. Additionally, the Company had unaccrued labor contingencies, on December 31, 2003, in the amount of, approximately, R$41,242 (R$27,697 on December 31, 2002) related to those claims for which the probability of loss was estimated as possible by external legal counsel, thus no provision was recorded in the financial statements.

b.1.)	INSS (Brazilian Social Security Institute)

On September 5, 2001, Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment is R$55,000. After unsuccessful appeals at the administrative levels, the Company filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount of R$22,930, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s Legal Advisors, which have identified a series of mistakes in the calculations of the claims made by INSS and considered the probability of loss as possible, no provision was recorded relating to this assessment.

c. Tax Contingencies

c.1.)	Withholding Income Tax on Remittances to Foreign Telecommunications Companies

Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian tax law generally requires Brazilian recipients of services from foreign companies to withhold income tax from payments (remittances) to such foreign companies for such services.

However, Embratel has never withheld Brazilian income tax from such payments, based on the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, which is in force in Brazil, having been approved by Decree Law Nr. 55, of October 4, 1989, ratified by a Presidential letter dated January 21, 1990, and promulgated by Presidential Decree Nr. 70, of March 26, 1991.

As a result, Embratel is required to comply with the Administrative Regulation of the International Telecommunication Union (“ITU”), of which Brazil is a member. Accordingly, management believes that Embratel is under no obligation to withhold income tax on the remittances abroad.

In December 1999, Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697 for not withholding income tax on payments made from December 1994 to October 1998. Embratel challenged this assessment and submitted its administrative defense, due to the errors presented in the assessment (basis for the calculation of the assessment), and also questioned the applicability of the tax assessment, seeking to obtain a favorable decision from the court regarding the non-incidence during this period likewise.

In September 2002, the SRF issued a sentence on Embratel’s administrative defense reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. During the first quarter of 2003, Embratel conservatively recognized the referred updated amount (R$39,462) as an expense (probable loss) in the income statement, without detriment to probable restitution of such amount in case of favorable judicial decision. In a sentence issued in December 2003, the Sixth Chamber of the Taxpayers’ Council decided on the unanimous denial of the Federal Union’s appeal against the sentence on Embratel’s administrative defense.

In parallel, regarding the court claim filed with the 14th Federal Court of Rio de Janeiro in January 2002, a sentence was issued which revoked the writ of mandamus. Embratel issued a fiduciary bank guarantee and the payment of the credit will remain in suspension until the final decision is made. Embratel challenged that first decision of the Judiciary, and a final decision is still pending.

In December 2002, Embratel was notified of a decision by SRF modifying the interpretation on this matter, indicating that withholding income tax is leviable on payments to foreign companies for outbound traffic as from the date of the assessment.

Based on the opinion of Embratel ‘s management and of external legal counsel, which consider that the probability of loss on the unprovided amount is possible, no additional loss provision has been recorded with respect to this dispute.

c.2.)	Income Tax on Inbound International Income

Based on its legal advisors’ opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation.

In connection with this matter, in late March 1999, the SRF assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, Embratel filed an administrative defense against this assessment. In October 2002, the first administrative level issued a decision which maintained the assessment. Embratel appealed to the Taxpayers’ Council against this decision, which is still pending.

In June 1999, Embratel was further assessed for nonpayment of income tax on net foreign source income for a part of the year 1998 amounting to R$64,396. Embratel filed an administrative defense contesting this assessment, but it was maintained at the administrative level. The Company requested a writ of mandamus, which was later revoked on September 25, 2002. Embratel filed suit to challenge this decision. On October 22, 2003 the Court reached a decision regarding Embratel’s appeal, however, the entire report of the decision still remains unknown and unpublished. The Court’s understanding of this matter is not final and may be modified in the future.

Based on the opinion of Embratel’s management and of external legal counsel, which consider the probability of loss as possible, the amounts arising from the above mentioned assessments have not been accrued in the financial statements.

c.3.)	ICMS for Services Provided

Embratel received a number of fines for non-payment of ICMS (value added tax) for services provided, including international services and others, which are considered by Embratel as partially or entirely exempt of taxes. According to external legal counsel, the fines represent approximately R$539,000 as of December 31, 2003 (R$351,000 on December 31, 2002). The Company’s external legal counsel has evaluated probability of losses as possible and consequently, no provision was recorded in the financial statements.

In July 2002, Star One received two assessments by the ICMS tax authorities in the state of Rio de Janeiro, in the amount of R$236,000. These assessments refer to the ICMS tax on the rental of transponders and on broadband Internet services. Star One understands that there is no ICMS obligation on the referred services. In August 2003, Star One was notified of the decision at the first instance which did not modify the above mentioned assessment. Star One has appealed at the administrative level; a decision is still pending.

Star One’s management and external legal counsel believe that the probability of loss is possible and consequently, no provision was recorded in the financial statements with respect to this dispute.

In the meantime, Star One is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

c.4.)	PIS/COFINS Taxes

In August 2001, Embratel received two tax claims from the SRF, totaling R$501,000, including fines and interest for prior years’ PIS/COFINS taxes.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law Nr. 7/70. In similar cases, both the Taxpayers’ Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by Embratel. Embratel filed an administrative defense against this assessment in the first administrative level, but the decision by the SRF branch in Rio de Janeiro maintained the assessment. Therefore, Embratel appealed this decision to the Taxpayers’ Council in August 2002.

The second claim, in the amount of R$342,000, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. There were substantial mistakes in the calculations of the tax auditor. In July 2002, in a decision at the first administrative level, Embratel’s understanding in relation to those mistakes was confirmed, thus the fine was reduced by R$220,000. Regarding the remaining amount of this claim—R$122,000—an appeal was presented to a higher administrative level. In July 2003, a decision of the Second Chamber of the Taxpayers Council was issued, requiring the claim to be returned to the first administrative level, in order for a sole judge to deliberate on an investigation requested by Embratel.

Based on facts and arguments provided, and also on the opinion of its external legal counsel, Embratel’s management evaluated the probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

c.5.)	CPMF on the conversion of notional foreign exchange nominal contracts

Vésper S.A. filed an injunction for the non-applicability of the CPMF tax on the conversion of external credit into domestic investment through the signature of notional foreign-exchange contracts. In January 2003, the decision was published dismissing the injunction, and an appeal was filed which still awaits judgment. Vésper S.A.’s management considers the probability of loss to be probable and consequently, a provision amounting to R$4,988, was provided for in its financial statements.

c.6.)	Law Nr. 110/2001, which raised FGTS (Workers’ Retirement Fund) rates by 0.5% and 10%

Vésper São Paulo S.A and Vésper S.A. filed for a ruling that the higher FGTS rates instituted by Law Nr. 110/2001 were not due. For the action filed by Vésper S.A., a judgment partially in favor of the action was published in June 2003, and an appeal was filed which still awaits judgment. The amounts disputed are being deposited in court. The amount so far deposited through December 31, 2003 totals R$690. The action filed by Vésper São Paulo S.A. still awaits judgment, and the amounts are being paid into court. The amount so far deposited through December 31, 2003 totals R$702.

Based on the assessment of the management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., which consider loss on the case to be probable, the amounts involved were recorded in its financial statements.

c.7.)	IPTU (Urban Property Tax)—action seeking ruling that tax credit is not due, and that a tax notice is annulled.

Vésper São Paulo S.A. acquired real estate in Campinas, São Paulo state, thus becoming liable for payment of the IPTU, under the municipal legislation currently in force. On November 9, 1998, municipality of Campinas enacted Law Nr. 9,903, providing an exemption from IPTU in the cases foreseen in the legislation for a period of five (5) years, giving rise to an application by Vésper São Paulo S.A for authorization to use this tax benefit. Due to the decision given by the competent agency to refuse this application, Vésper São Paulo S.A. was unable to enjoy that tax benefit, resulting Vésper São Paulo S.A. filing for permission to deposit in court the amounts relating to the installments of IPTU since January 2000.

Since the management of Vésper São Paulo S.A considers that loss in this case is probable, the penalties referred to were recorded in the financial statements. On December 31, 2003, the amount deposit in court was R$553.

c.8.)	Unconstitutionality of the legislation that instituted procedures increasing the cost of installation and passage of telecommunications equipment of Vésper S.A.

Vésper S.A. filed an action, and interim relief was granted in October 2003, ordering suspension of the effects of the legislative instrument in relation to a demand for pecuniary repayment and imposition of sanctions until a further decision.

Based on the evaluation by the management of Vésper S.A., which believed loss to be probable, a provision of R$3,288 was recognized in the financial statements as of December 31, 2003.

d.	Other Taxes

The manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company’s tax obligations is substantially in compliance with the current legislation. Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

e.	Contingencies Related to Anatel and The State Government of São Paulo

As a result of the inconveniences placed on telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

Embratel filed suit contesting the validity of the fine and, on April 24, 2001, despite the favorable opinion from the prosecutor’s office, the lower court decision was announced, ordering Embratel to pay the fine, but favoring Embratel’s request for lowering the amount from R$55,000 to R$50,000. Embratel appealed to the Court against this decision and obtained a preliminary judicial injunction which may guarantee the non-payment of the fine while discussing this matter at the second court level. At the second judicial level, Embratel prevailed in September 2003, and the eventual appeals by Anatel have no suspensive effect.

Based on the same fact, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering Embratel and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. Embratel filed an appeal against this decision and received a favorable decision from the São Paulo State Court, thus withdrawing the requirement to pay the respective fine, being the plaintiff only authorized to appeal for reviews without suspensive effects.

Due to the non-accomplishment of quality targets, defined by Anatel in the General Plan of Quality Targets (“PGMQ”) to the fixed telephone services, Anatel filed several Administrative Procedures for Disregarding Obligations (“PADO”) against the subsidiaries Embratel, Vésper São Paulo S.A. and Vésper S.A.

Based on the non-accomplishment of one of the quality index for long distance calls services—error in bills rate—during the period from January to May 2000, Embratel was officially notified by Anatel to a fine related to condemnatory proceeding of approximately R$7,000.

Embratel filed judicial claim contesting the condemnatory proceeding validity. The lower court decided to maintain the fine payment. Embratel appealed to the superior court and obtained a preliminary decision to suspend the charge of the fine meanwhile the subject is discussed in the superior court.

Management of Embratel and its legal advisers on the question evaluate as possible the probability of loss in the PADOs, and consequently no amounts corresponding to the said penalties were recorded in the financial statements.

Management of Vésper São Paulo S.A and Vésper S.A and external legal advisers believe that an unfavorable outcome is probable and consequently, a provision amounting to R$1,120 was recorded.

e.1.)	Portable Vésper

Following Resolution Nr. 271, of August 6, 2001, which approved the use of the Portable User Terminal to provide fixed telephone services through a wireless fixed access line, the subsidiaries Vésper São Paulo S.A and Vésper S.A. began to market Portable Vésper as an alternative to their tabletop ‘ETAs’ (Access Terminal Stations).

The providers of mobile telephone services deemed themselves to be harmed by this initiative, alleging that the subsidiaries Vésper São Paulo S.A. and Vésper S.A. were providing a mobile service without the authorization of Anatel, and filed complaints against them.

Anatel then decided on an interim basis that the subsidiaries Vésper São Paulo S.A. and Vésper S.A. must cease the sale of the portable terminals, until the mobility that existed in the network could be restricted, and simultaneously installed a PADO enquiry.

The subsidiaries Vésper São Paulo S.A. and Vésper S.A., at the request of Anatel, presented to Anatel and put into effect a model of restriction of mobility compatible with the technology used (WLL-CDMA).

This demand was complied to accelerate the sale of the portable terminals as fast as possible, but does not constitute recognition by the subsidiaries Vésper São Paulo S.A. and Vésper S.A. of any non-compliance with regulatory obligation. These subsidiaries presented a defense to the PADO, which still awaits a judgment by Anatel.

In relation to the same product, Portable Vésper, on July 19, 2002 mobile service providers filed an application for interim remedy, subsequently converted into an ordinary action, applying for the immediate suspension of sale of the product by Vésper S.A, and payment of indemnities for the losses caused by the unauthorized sale of the Portable Vésper. After an interim remedy was granted, ordering the suspension of the product, on August 6, 2002, the subsidiary Vésper S.A appealed against the decision alleging absolute lack of jurisdiction of the State Courts, in the light of the need for intervention by Anatel in the matter. This interlocutory appeal was granted, and the state judge remitted the proceedings to the Federal Courts.

The Federal Court received the case records on January 9, 2003, and the judge included Anatel in the action as a necessary joint defendant. The mobile service providers appealed against this decision, and this appeal is awaiting judgment. Since then the necessary steps for serving process on Anatel have been completed.

The appeals filed by the mobile service operators against the remittance of the case records to the Federal Courts (special and extraordinary appeal) do not suspend the services and were not accepted by the State courts of Rio de Janeiro. Appeals have been filed to the Superior Appeal Court and the Federal Supreme Court, both of which are awaiting distribution. Current available information could not allow the Company to make an estimative regarding to the involved amount in case of loss.

Due to the belief of the management of Vésper S.A. and of its legal advisers on this matter, which evaluate the probability of loss in this case as possible, amounts corresponding to the claims made by the plaintiffs, have not been recorded in the financial statements.

f.	Other judicial claims

Embratel is a defendant in two judicial claims against the Company for payment of indemnities for alleged unsettled contractual charges. Considering the advanced status of the lawsuits and the arguments presented by external legal counsel, Embratel evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$6,500 in the financial statements.

Embratel is also a defendant in two judicial claims seeking to charge and condemn it to pay amounts arising from interconnection agreements with two local operators, amounting to approximately R$520,200. In October 2002, approximately R$47,314 of this amount were deposited in court. The total amount of R$520,200 is related to the disputed amounts charged by one of the local telecommunication companies, between the months of May 2000 to August 2002 and, by another telecommunications company, between the months of August 2001 to July 2002.

Regarding the lawsuit filed in Rio de Janeiro to charge the disputed amounts, referring to period between August 2001 to July 2002, the first legal court issued a decision in February 2004 judging in favor of the local operator. The effects of this decision will remain suspended until the judgment of the appeals presented by Embratel.

Regarding the lawsuit filed in Brasília to charge the disputed amounts, referring to the period between May 2000 to August 2002, decision in August 2003 extinguishing the lawsuit. The local operator appealed against these a decision as also Embratel requesting to recover the amount deposited in court of R$47,314, which is still under judgment by the superior court.

In addition to the above mentioned lawsuits to charge disputed amounts, each of the local operators filed, new lawsuits in order to prevent Embratel to challenge amounts considered until the receivables fall due for payment. The lawsuit filed in Brasília was extinguished without hearing the merits of the case and the appeal presented by the local operator still remains without judgment.

In another lawsuit filed in Rio de Janeiro, a decision was handed down in February 2004 judging the claim of the local operator as totally unfounded. This decision was object of appeal from both parties. Embratel presented petition to recover the amounts it deposited. During the period of the lawsuit Embratel has already deposited the total amount of R$146,580 related to the charges from August 2002 to November 2003. In January 2004, Embratel deposited R$18,522 referred to charges in December 2003.

Considering the terms of the agreements and legal arguments that support Embratel’s position, as well as the counter-claims that Embratel has against these companies, and also considering the initial phase of both claims, Embratel and its external legal counsel evaluate the probability of loss in these causes as possible, thus no provision was recorded in the financial statements.

In April 2002, Embratel filed a lawsuit in order to cancel the contract of permission for remunerated use signed with Concessionária de Rodovias Integradas S/A—RODONORTE. Upon judgment of the aforementioned lawsuit, Embratel started depositing the amount of the agreed installments. Embratel and its external legal counsel evaluate the probability of loss in this claim as possible (R$715 as of December 31, 2003) and consequently, no provision was recorded.

21.2 —	Commitments

Since late 2000, Embratel has had a “Plan for Retention of Executives and Strategic Persons”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers, and other key employees who retain specialized knowledge. In accordance with the plan’s guidelines, reviewed in 2003, Embratel has signed fixed-term contracts with each individual participant, assuring the aforementioned executives a set of benefits, similar to those of executives of this level, valid until the end of the contracts. The participants of the plan would have the right to cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of Embratel. As of December 31, 2003, Embratel had not yet incurred in any expense object of provision. The status of the change in the shareholding control of the Company is discussed in Note 32.b.

22.	ACTUARIAL LIABILITIES—TELOS

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

The rate of contribution for the defined benefits plan for 2003, 2002 and 2001 was 19.8% of the salary of the active participants in this plan (12 participants on December 31, 2003).

Subsequent to the privatization, Embratel created a defined contributions plan through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor’s contribution ranges from 3% to 8% of the participants’ salary, in addition to the extraordinary contribution, provided in the plan’s by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Contributions to the defined benefit and post-retirement medical assistance plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary Embratel and Telos, and approved by the Brazilian pensions regulatory authority (“Secretaria de Previdência Complementar”). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contribution plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2003, the outstanding balance payable to Telos amounts to R$154,429 (R$189,098 on December 31, 2002).

The above mentioned previdenciary pension and medical health care plans sponsored by Embratel and Star One are the only post-employment benefits granted to employees.

Upon the issuance of CVM Deliberation Nr. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

Consequently, on December 31, 2001, Embratel recorded an additional liability in the amount of R$193,424 (effect in Company—R$191,050) against shareholders’ equity in the form of a prior year adjustment. On December 31, 2003, that liability amounted to R$238,816 (R$213,857 as of December 31, 2002).

Reconciliation of Assets and Liabilities as of December 31, 2003:

	Defined benefit plan (DBP)		Defined contribution plan(2) (DCP)		Medical health care plan (MHCP)
Actuarial liabilities – present value	(1,006,720)		(1,184,807)		(293,582)
Fair value of the plan assets	1,010,540		1,090,485		61,864

Present value of liabilities in excess of assets in excess of liabilities and assets	3,820		(94,322)		(231,718)
Actuarial (gains) or losses unrecognized	65,345		(1,643	)(2)	(7,098)
Actuarial assets unrecognized by Embratel	(69,165	)(1)	(58,464	)(3)	—

Net actuarial liabilities	—		(154,429	)(3)	(238,816)

(1)	Actuarial assets are not recognized for the following reasons: (a) there is no forecast for reduction of future contributions; and (b) there are no assurances that this surplus will be maintained over the coming years.
(2)	Represents gains recorded related to the non-payment of interest and fines on income tax related to the period from January 1, 1997 through August 31, 2001, as provided by Normative Instruction Nr. 126 of the SRF, issued on January 25, 2002, and Provisional Measure Nr. 2,222, issued on September 4, 2001. The aforementioned gains are being deferred, in conformity with paragraphs 53 and 54 of CVM Deliberation Nr. 371, issued on December 13, 2000.
(3)	Unrecognized actuarial assets by the agreement signed on September 1, 1999 (statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency). According to the statement, Embratel is committed to pay the amount stipulated in up to 20 years. The statement does not foresee the revision of the liability in an eventual future actuarial insufficiency.

Main actuarial assumptions for 2003 and 2002 used at balance sheet date:

a.	Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns for plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a.(DBP and MHCP) Inflation + 2.0% p.a. = 7,1% p.a. (DCP)
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98(1)
(vi)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)	The wage and benefits capacity factor aims to reflect the monetary loss of the amounts verified on the date of evaluation, considering the periodicity and indexes used to recover losses due to inflation.

b.	Other assumptions:

(i)	Table of general mortality rate	UP-94 with 2 year peaks
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer table of entry into disability
(iv)	Turnover	Not used (DBP and MHCP)

Statement of changes in actuarial liabilities:

	2003	2002	2001
Beginning balance	402,955	419,849	272,828
Plus – Interest and updating of actuarial obligations	33,924	58,548	42,405
Plus – Actuarial liabilities arising from CVM Deliberation Nr. 371 (medical health care plan)	24,959	—	193,424
	15,413
Less – Payments made during the year	(84,006)	(75,442)	(88,808)

Actuarial liabilities	393,245	402,955	419,849

Current	64,442	63,973	61,506

Non-current	328,803	338,982	358,343

Actuarial liabilities breakdown:

Defined contributions plan (unsecured liabilities)	154,429	189,098	226,425
Medical assistance plan	238,816	213,857	193,424

Total	393,245	402,955	419,849

23.	TRANSACTIONS WITH RELATED PARTIES

After privatization, the major transactions with related parties were entered into with MCI, under normal market conditions for these types of operations. Balances receivable and payable as of December 31, 2003 and 2002, resulting from such transactions, are as follows:

	2003	2002
ASSETS:
Current –
Foreign telecommunications operators (telephony traffic) –
MCI	64,390	86,379
Other	927	—

LIABILITIES:
Current –
Foreign telecommunications operators (telephony traffic) –
MCI	42,519	66,050
Proceda	158	167
Other telecom companies	2,553	1,980
Management fee – MCI	6,851	92,871
Other liabilities – MCI	5,143	3,800

	2003	2002	2001
INCOME STATEMENT:
Net operating revenues –
International traffic MCI	132,782	128,760	135,616
International traffic other	971	—	—

Cost of services –
International traffic MCI	(68,953)	(85,623)	(74,460)
Proceda	(9,961)	(14,505)	(5,623)
Other	(823)	(4,044)	(1,570)

General and administrative expenses –
Management fee MCI	(14,024)	(36,232)	(37,969)
Consulting fee MCI	(297)	—	(847)

Financial expenses –
MCI Management fee exchange variation	(1,100)	(18,395)	(1,454)

The Company and MCI, through one of MCI ‘s affiliates, entered into a Management Agreement as of August 4, 1998, which was approved by the shareholders of the Company, pursuant to which MCI will provide advice regarding the management, operations and business of the Company. Under the agreement, the Company has to pay MCI as compensation for its management services in 1999 and 2000, an amount equal to one percent of the Company’s annual net revenue during each such year. The compensation for management services to be provided in 2001 and 2002 is one half percent of the Company’s annual net revenue in each such year. For 2003, the compensation for management services provided is two tenths of one percent of the Company’s annual net revenue for such year. During 2003, 2002 and 2001 the Company expensed R$14,024, R$36,232 and R$37,969, respectively, for management services fees pursuant to the Management Agreement.

24.	INSURANCE

The Company’s management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

a.	Embratel

On December 31, 2003, Embratel had insurance contracts with a total amount of risks equivalent to R$11,990,741 and the maximum indemnity limited to R$970,194, covering its equipment and that of third-parties located in the subsidiary’s premises, as well as business interruption. Assets and liabilities of material amounts and risks are covered by insurance in accordance with the concession contracts.

b.	Star One

All Earth Station Equipment is insured at its approximate replacement value. As from July 1, 2003, the insurance of the B1, B2 and B3 satellites in orbit were renewed until June 30, 2004. As regards the insurance of the B4 satellite in orbit, the insurance policy term ends August 16, 2005. The undernoted tabulation shows the average amounts insured for the duration of the policy and the residual value of the satellites (in local currency equivalent to U.S. dollar amount insured as of December 31, 2003):

Satellite	Amount insured	Net book value
B1	45,381	—
B2	64,290	—
B3	192,869	25,190
B4	322,276	111,325

(*) December 31, 2003 = US$1.00 = R$2.8892

c.	Vésper São Paulo S.A. and Vésper S.A. (amounts expressed in local currency equivalent to the amounts insured in US dollars, as of December 31, 2003)

On December 31, 2003, Vésper São Paulo S.A. and Vésper S.A. had insurance contracts covering Civil Responsibility and Operational Risks, as well as business interruption, in the total amount in risk of R$1,384,492 and R$5,778, respectively. The maximum indemnity limit as to the Operational Risk insurance policy is equivalent to R$157,282.

25.	FINANCIAL INSTRUMENTS

a.	Miscellaneous

Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of a hedging policy, based on measuring the Company’s financial risk using the VaR (Value at Risk) factor.

b.	Management of Risks

The daily market risk estimate is made through the use of statistical instruments, like the parametric Value at Risk (VaR), which makes possible to consolidate interest and exchange rate risks in a common and integrated measure applicable to all financing operations. Besides the VaR calculation, the Company uses the Stress-Test methodology, through which it is possible to estimate the loss in an extreme situation in the country’s macroeconomic scenario.

In this sense, a system has been developed which applies this methodology, named EBTaR (Embratel at Risk). Through this system, the Company also validates the VaR obtained, performing the Back Test using a historical one-year series.

c.	Derivatives – Currency and Interest

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

As of December 31, 2003, Embratel had outstanding currency swap contracts in the notional amount of R$1,270,576 (R$1,492,801 in 2002) to reduce the impact on its obligations of devaluations of the Brazilian real.

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

c.1.)	Foreign currency swap agreements

As mentioned above, the Company manages risk arising from fluctuations in currency exchange rates by using derivative financial instruments, primarily swap agreements with banks. The Company’s policy is to hedge all new debt with maturity of less than three years (Note 20), except for new interest Notes debt. These operations are swaps between two variable rates: foreign currency x CDI (Interbank Deposit Certificate).

The contracts outstanding at December 31, 2003 can be summarized as follows (all amounts in thousands of Brazilian reais):

Classes	Date of contracts	Expiration dates	Number of contracts	Notional amount	Accounting balance (liability) as of December 31, 2003
JPY x CDI	May 8, 2001 to May 12, 2003	March 25, 2004 to June 01, 2004	9	207,468	516
USD x CDI	October 31, 2001 to December 19, 2003	January 28, 2004 to December 12, 2008	49	1,063,108	43,293

			Total	1,270,576	43,809

Total gain/(loss) on swap agreements realized during years 2003, 2002 and 2001 were R$(409,938), R$703,474 and R$(80,747), respectively.

d.	Criteria, Assumptions and Limitations of the Market Value Calculation

Estimated market values of the Company’s financial assets and liabilities are determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated market values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

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

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are shown below:

	As of December 31,
	2003		2002
	Book value	Market value	Book value	Market value
Loans and financing	4,546,788	4,897,623	5,391,294	4,547,315
Swap/Hedge	43,809	46,616	(499,359)	(323,535)

Liabilities	4,590,597	4,944,239	4,891,935	4,223,780

d.1.)	Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable–Current

The book values approximate the market values because of the high turnover of these instruments.

d.2.)	Loans and Financing

Interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities were used to estimate market value.

26.	SHAREHOLDERS’ EQUITY

a.	Capital Stock

The authorized capital on December 31, 2003 and 2002 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of 2003 and 2002. It is comprised of 334,399,028 thousand shares without par value, held (in batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of December 31, 2003 (333,419,064 thousand shares) and December 31, 2002 (332,629,361 thousand shares), amounts to R$14.62 and R$14.19, respectively, per batches of one thousand shares, expressed in reais.

The capital may be increased only by a decision taken at a shareholders’ meeting or by the board of directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders’ meeting.

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

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments through that date. The reserve is realized when dividends are received from the subsidiary Embratel, as well as to complement minimum dividends due to preferred shareholders.

Since Law Nr. 10,303/01 became effective, subsequent appropriations to the Unrealized Earnings Reserve are constituted by the amount of the statutory dividend in excess of realized net earnings for the year. For this purpose the obligatory dividend is calculated according to the Company’s by-laws or the terms foreseen in article 202 of the Nr. 10,303/01. Therefore, any part of the reserve to be constituted subsequent to the issuance of Law Nr. 10,303/01 will consist of the postponed dividend itself, and will no longer be the basis for calculation of the dividends.

In connection with Circular Letter CVM/SEP/SNC Nr. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria continues to retain its original characteristics, i.e., any subsequently realized amounts of that part of the reserve will be included in the calculation of dividends payable.

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

According to the Company’s by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company’s by-laws and in accordance with Brazilian corporate law. The proposed dividends are appropriated at year-end.

The adjusted net profit for the year ended December 31, 2003 is as follows:

Net income for the year	224,293
Constitution of legal reserve	(11,215)
Realization of unrealized earnings reserve	131,472

Adjusted net income – basis for calculation of dividends	344,550

Minimum percentage of statutory dividends	25%

Minimum dividends	86,137

For the years ended December 31, 2002 and 2001, the Company’s adjusted result, the basis for distribution of dividends, was negative.

In 2003, dividends for payment to holders of preferred shares were accrued, as shown below:

Subscribed capital stock	2,273,913
Minimum percentage of statutory dividends	6%

136,435

Total number of shares	334,399,027,592

Total number of preferred shares	210,029,997,060

Single value per thousand shares	0.41

Dividends	86,137

d.	Treasury Shares

As of December 31, 2003, the Company held 979,964 thousand of its own preferred shares in treasury (1,769,667 thousand preferred shares as of December 31, 2002), after the sale, during 2003, of 1,220,853 thousand and repurchase of 431,150 thousand of these shares.

The market value per batch of 1,000 preferred shares at the end of 2003, expressed in reais, was R$9.77.

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

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-
Open options as of January 1, 2001	3,553,432

Options offered in 2001	6,264,711
Options sold in 2001	(13,333)
Options cancelled in 2001	(3,540,099)

Open options as of December 31, 2001	6,264,711
Options offered in 2002	2,097,333
Options cancelled in 2002	(477,615)

Open options as of December 31, 2002	7,884,429
Options offered in 2003	2,806,500
Options sold in 2003	(1,220,853)
Options cancelled in 2003	(738,996)

Open options as of December 31, 2003	8,731,080

Weighted average exercise price of the purchase options on December 31, 2003 (per thousand shares, expressed in reais)	5.95

As required by CVM Official Letter Nr. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net income for the year ended December 31, 2003 would have amounted to R$204,172.

f.	Retained Earnings

In order to provide for permanent investment plans, duly documented in budgetary appraisals approved by management, as foreseen in Article 196 of the Corporate Law and in Article 8 of CVM Instruction Nr. 59, of December 22, 1986, the Company set up a Reserve for Investments with the adjusted net income remaining from 2003, of R$258,413. The outstanding balances of retained earnings, in the amount of R$569,753, is also being transferred to this reserve, and have the same purpose adopted up to the year ended December 31, 2002. The proposal by the Company’s management will be deliberated in the General Shareholders Meeting.

In March 28, 2001, the Company’s management used retained earnings for a capital increase amounting to R$139,486, enough to comply with Article 199 of Law Nr. 6,604/76, which states that whenever income reserves and retained earnings amounts exceed the capital stock amount, the shareholders should deliberate on the application of such excess, which may be used to increase capital or be distributed as dividends.

g.	Reconciliation of Shareholders’ Equity and Net Income (loss) of the Holding Company to those of the Consolidated Financial Statements

As of December 31, the reconciliation between the Holding Company’s net loss for the year and the consolidated net loss is as follows:

	2003	2002	2001
Holding Company	224,293	(626,345)	(544,757)
Recognition of the effects from the merging process which occurred in Star One (Note 13)	—	—	(8,914)
Recognition of the effects of other subsidiaries in Embratel	—	3	—
Recognition by equity method on the Company of transactions directly recorded to the subsidiaries shareholders’ equity	(659)	—	—

Consolidated	(223,634)	(626,342)	(553,671)

27.	DIRECTOR’S FEES

During the years 2003 and 2002, directors’ fees in the amount of R$25,869 and R$10,894, respectively, were classified under the heading of Operating Expenses.

28.	COMMITMENTS WITH ANATEL (UNAUDITED)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of Embratel.

Indicator	Situation on December 31, 2002	Goal established by Anatel for 2003
Rates of international long distance calls completed in each peak period of fixed telephone switching services (goal in 2003: 65%)
Morning	68.7%	70.0%
Afternoon	69.4%	70.0%
Night	67.8%	70.0%
Rates of domestic long distance calls completed in each peak period of fixed telephone switching services (goal in 2003: 65%)
Morning	68.1%	70.0%
Afternoon	69.3%	70.0%
Night	65.4%	70.0%
Rates of calls completed with operator assistance in up to ten seconds in each peak period of fixed telephone switching services (goal in 2003: 93%)
Morning	97.3%	94.0%
Afternoon	96.3%	94.0%
Night	96.1%	94.0%
Requests for repair of public telephone sets out of every 100 telephones in operation (goal in 2003:12)	11.7	10
Number of invoices with error complaints out of every thousand invoices	0.06	2
Number of public telephones in operation	1,382	(1)

Notes:

(1)	There is no fixed goal for this indicator in the regulations.

Situation in December 2003: in October 2003 Anatel replaced the SGCC system with the SACI system, causing a discontinuity of the historical series. The data presented on call rates refers to the monthly average of the first three quarters of 2003.

All data presented above may be found on Anatel’s website.

The recording of local service data begun in July 2003, and, as stated above, the discontinuity of the historical series has impaired any evaluation based on this data.

29.	VOLUNTARY DISMISSAL PROGRAM

Embratel completed, in the first half of January 2003, a Temporary Dismissal Program (the “Program”), which granted financial assistance and social incentives. The Program, initiated in December 2002, was designed for employees who were already retired through the INSS and those who were entitled to retire, proportionally or fully, through the INSS or the employee pension plan (Telos). In order to implement this Program, Embratel set up a provision in December 2002 in the approximate amount of R$20,000.

30.	SUMMARY OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES IN ACCORDANCE WITH BRAZILIAN CORPORATE LAW AND U.S. GAAP

As described in Note 2a, the consolidated financial statements are prepared in accordance with accounting practices generally adopted in Brazil. These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM—Comissão de Valores Mobiliários) (“Brazilian corporate law”) Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

a.	Capitalization of Interest Cost

Until December 31, 1993, under Brazilian corporate law, interest was capitalized separately and amortized over a period different from the useful lives of the related assets. Also, until December 31, 1998, under Brazilian corporate law as applied to companies in the telecommunications industry, interest attributable to construction in progress was computed at the rate of 12% per annum on the balance of construction in progress. The capitalized part which related to interest on third-party loans was credited to interest expense based on actual interest costs and the balance related to the Company’s own capital was credited to capital reserves. As from January 1, 1999, interest charges and monetary and foreign exchange variation from financing linked to construction in progress are capitalized to the balance of the assets and credited to interest expense and monetary and foreign exchange variation.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) Nr. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized as part of the cost of certain assets to the extent that borrowings do not exceed construction in progress. The credit is recorded as a reduction of interest expense. The amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

During 2003, 2002 and 2001, the Company did not have any financings directly linked to fixed assets and consequently, no interest was capitalized under Brazilian corporate law. During all years presented, amortization under Brazilian corporate law is higher than that under U.S. GAAP because, prior to 1999, a significant portion of interest capitalized under Brazilian corporate law related to amounts credited to capital reserves that was not capitalized for U.S. GAAP purposes.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2003	2002	2001
Capitalized interest difference-
U.S. GAAP capitalized interest-
Interest capitalized during the year	27,202	99,497	130,127
U.S. GAAP difference in accumulated capitalized interest on disposals	2,212	8,583	25,953

	29,414	108,080	156,080

Less: Brazilian corporate law capitalized interest-
Interest capitalized during the period	—	(6,350)	—

U.S. GAAP adjustment	29,414	101,730	156,080

Amortization of capitalized interest difference-
Amortization under Brazilian Corporate Law	136,239	139,685	148,968

Less: amortization under U.S. GAAP	(95,064)	(128,380)	(56,491)
U.S. GAAP difference in accumulated amortization on disposals	(1,241)	(8,113)	(23,019)

	(96,305)	(136,493)	(79,510)

U.S. GAAP adjustment	39,934	3,192	69,458

b.	Monetary Correction of 1996 and 1997

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

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997.

c.	Pension and Other Post-retirement Benefits

Under Brazilian corporate law, the Company provides for the costs of pensions and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by Telos’ actuaries and certified by independent actuaries. For purposes of the U.S. GAAP reconciliation, the provisions of SFAS Nr. 87, “Employers’ Accounting for Pensions,” and SFAS Nr. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions,” have been applied. The provisions of SFAS Nr. 87 were applied with effect from January 1, 1991 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$73,743 of the transition liability was transferred directly to shareholders’ equity at the implementation date.

Under Brazilian corporate law, the Company adopted CVM Deliberation Nr. 371 during the year ended December 31, 2001 and recorded as an adjustment to the opening shareholders’ equity an amount of R$191,050 (Note 22). This adjustment was reversed for U.S. GAAP purposes, since all effects of Pension and Other Post-retirement Benefits have already been recognized after applying SFAS Nrs. 87 and 106.

As fully described in Note 22, for Brazilian corporate law purposes, the recognition of other post-retirement benefit obligations, was required since December 2001. Under U.S. GAAP, this pension and other post-retirement benefit obligations have been recorded as of January 1, 1991, resulting in a reconciling item for the unrecognized net actuarial gains and losses. See Notes 30.r. and 31.b.

d.	Items Posted Directly to Shareholders’ Equity Accounts

Under Brazilian corporate law, certain items are posted directly to shareholders’ equity accounts, which under U.S. GAAP, are posted to the income statement. Examples include capitalized interest, donations and grants and fiscal incentive investment credits received. The posting of such items to shareholders’ equity in the subsidiary companies gives rise to consolidation adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings by the subsidiaries to their equity accounts would, under U.S. GAAP, be made directly to the income statement, these consolidation adjustments are included in the reconciliation of net income in accordance with U.S. GAAP.

e.	Earnings per Share

Under Brazilian corporate law, net income per share is calculated on the number of shares outstanding at the balance sheet date.

In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Until June 15, 2003, each American Depositary Share (“ADS”) shown is equivalent to one thousand shares. As from June 16, 2003, we implemented a ratio change of ADSs solely to comply with minimum share price (US$1.00) requirement for maintaining its ADS listing on the New York Stock Exchange. The ratio exchange is in the proportion of 1 ADS equal to 5,000 preferred shares. There was no change in the underlying preferred shares.

Under the US GAAP the Company presents basic and diluted earnings per share in accordance with SFAS Nr. 128, “Earnings per Share.”

Since the preferred and common shareholders have different dividends, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method for U.S. GAAP purposes. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s bylaws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends not less than a minimum of 6% on the amount resulting from the division of the subscribed capital, by the number of shares of the Holding Company (as defined in the Company’s bylaws) (distributable net income) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting preferred stock dividends and common stock dividends from net income. The preferred and common shareholders share undistributed net income equally on a “pro rata” basis.

The options described in Note 30.k. were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the Company’s common shares for all periods presented.

f.	Impairment of Long-lived Assets

In accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The Company has performed a review of its long-lived assets and concluded that the recognition of an impairment charge was not required.

g.	Disclosure Requirements

U.S. GAAP disclosure requirements differ from those required by Brazilian corporate law. However, in these financial statements, the level of disclosure generally has been expanded to comply with U.S. GAAP, and additional disclosures required by U.S. GAAP are presented in Note 31.

h.	Interest Income (Expense)

Brazilian corporate law requires interest to be included as part of operating income. Under U.S. GAAP interest income (expense) is included as non-operating income.

i.	Reversal of Proposed Dividends

Under Brazilian corporate law, proposed dividends are accrued for in the consolidated financial statements in anticipation of their approval at the Shareholders’ Meeting. Under US GAAP, dividends are not accrued until they are formally approved by the Shareholders’ General Meeting.

j.	Retained Earnings

For Brazilian corporate law, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, retained earnings allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as distributable capital. As a result of the May 22, 1998 spin-off, the Company had U.S. GAAP distributable capital of R$994,594. As reported in Note 26.f. however, distributable retained earnings as of December 31, 2003 and 2002 do not include such amount.

Under Brazilian Corporate Law the remaining outstanding amount of the retained earnings is transferred to a reserve for investment (see Note 26.f). However, for US GAAP purposes this amount is classified as retained earnings.

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

Additional information regarding options granted and outstanding is summarized in Note 26.e.

The following table summarizes information about the shares granted and outstanding at December 31, 2003 and 2002:

2003
		Options outstanding			Options exercisable
	Range of Exercise	Number Outstanding	Remaining Contractual	Weighted-average	Number Outstanding	Weighted-average
Date of Grant	Prices	(in thousands)	life (years)	Exercise price (R$)	(in thousands)	exercise price (R$)
October 1, 2003	R$7.31 – 7.80	2,550,000	9.83	7.60	—	7.60
August 7, 2003	R$4.51 – 5.50	30,000	9.67	5.30	—	5.30
August 25, 2003	R$5.51 – 6.00	50,000	9.67	5.90	—	5.90
February 7, 2003	R$2.71 – 4.50	13,000	9.17	2.99	—	2.99
November 26, 2002	R$2.51 – 2.70	2,667	8.92	2.67	—	2.67
October 9, 2002	R$2.00 – 2.50	1,763,534	8.83	2.20	404,879	2.20
December 10, 2001	R$7.81 – 9.70	22,000	8.00	9.44	11,000	9.44
October 5, 2001	R$6.01 – 6.70	4,288,379	7.83	6.51	1,714,993	6.51
October 30, 2001	R$6.71 – 7.30	11,500	7.83	7.17	5,750	7.17

		8,731,080			2,136,622

2002
	Range of Exercise Prices	Options outstanding			Options exercisable
Date of Grant		Number Outstanding (in thousands)	Remaining Contractual life (years)	Weighted-average Exercise price (R$)	Number Outstanding (in thousands)	Weighted-average exercise price (R$)
October 6, 2001	R$6.50 – 6.99	5,746,099	8.76	6.51	1,555,930	6.51
October 30, 2001	R$7.00 – 7.49	11,500	8.76	7.17	2,880	7.17
December 10, 2001	R$7.50 – 9.50	29,500	8.76	9.44	7,380	9.44
June 30, 2002	R$2.00 – 3.00	2,097,330	9.76	2.20	—	2.21

		7,884,429			1,556,190

2001
	Range of Exercise Prices	Options outstanding			Options exercisable
Date of Grant		Number Outstanding (in thousands)	Remaining Contractual life (years)	Weighted-average Exercise price (R$)	Number Outstanding (in thousands)	Weighted-average exercise price (R$)
October 6, 2001	R$6.50 – 6.99	6,223,711	9.76	6.51	—	6.51
October 30, 2001	R$7.00 – 7.49	11,500	9.76	7.17	—	7.17
December 10, 2001	R$7.50 – 9.50	29,500	9.76	9.44	—	9.44

		6,264,711			—

The weighted-average prices of the exercisable options are increased by indexation up to December 31, 2000, based on the IGP-M variation, in accordance with the terms of the plan.

In October 1995, the Financial Accounting Standards Board issued SFAS Nr.123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. Applying SFAS 123 would result in pro forma net income and earnings (loss) per share (“EPS”) amounts as follows:

	2003	2002	2001
U.S. GAAP net income (loss)—
As reported	382,083	(677,860)	(464,250)
Pro forma	372,824	(681,285)	(471,914)

Basic and diluted EPS—
As reported	1.15	(2.04)	(1.39)
Pro forma	1.12	(2.05)	(1.41)

The fair values of the options granted for the years ended December 31, 2003, 2002 and 2001 have been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003		2002		2001
Expected volatility		57.06%		64.44%		65.24%
Risk-free interest rate		16.76%		26.50%		13%
Weighted-average grant date fair value	R$	5.55	R$	2.47	R$	7.41
Expected life		5 years		5 years		5 years
Dividend yield		0%		0%		0%

l.	Goodwill and Negative Goodwill

Under Brazilian corporate law and CVM Instruction Nr. 319/99, the goodwill related to AcessoNet (see Note 16), defined as the excess of the acquisition cost over the book value of the net assets acquired, was reclassified to a deferred asset on the date of the merger into Embratel and was being amortized over 5 years. In 2003, the goodwill related to Acessonet was written-off (Note 16). Under U.S. GAAP, this amount remains classified as goodwill and, prior to January 1, 2002, was amortized over the same period. On January 1, 2002, the Company adopted SFAS Nr. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, “Intangible Assets.” Pursuant to SFAS 142, goodwill is no longer amortized and is subject to a yearly impairment test. The adoption of SFAS 142 on January 1, 2002 did not have an impact on the Company’s financial statements. For purposes of SFAS 142, the goodwill related to AcessoNet was allocated to the Telecommunications segment, which is considered to be a reporting unit. During the years ended December 31, 2003 and 2002, no impairment was recorded on the goodwill related to AcessoNet under U.S. GAAP. The U.S. GAAP adjustment represents the reversal of amortization expense recorded under Brazilian corporate law during the years ended December 31, 2003 and 2002 and of the impairment charge recorded during the year ended December 31, 2003.

As mentioned in Note 1.a, on December 2, 2003, the Company acquired Vésper Holding S.A. and Vésper Holding São Paulo S.A. for a nominal consideration plus expenses. Under Brazilian GAAP, this acquisition generated negative goodwill amounting to R$18,655, which was recorded as a liability. Under U.S. GAAP, this amount was recorded as a reduction to the value allocated to the fixed assets in the acquisition balance sheet of Vésper Holding S.A. and Vésper Holding São Paulo S.A.

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

Under U.S. GAAP, SFAS Nr. 130, “Reporting Comprehensive Income,” effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “other comprehensive income” that include charges or credits directly to equity, which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS Nr. 52, unrealized gains and losses under SFAS Nr. 115 and minimum pension liabilities under SFAS Nr. 87, among others.

The Company’s comprehensive income (loss) for the years presented is equal to its net income (loss) for those years, as it has no other comprehensive income (loss) items.

o.	Gross revenue deduction—(value added and other sales taxes)

Under Brazilian corporate law, these taxes are recorded in revenue net of the related tax expense. Under U.S. GAAP, these taxes are recorded gross as revenue and related cost of services and merchandise. Accordingly, this difference in accounting policy has no impact on net income (loss) or on shareholders’ equity for all periods presented.

p.	Accounting for Derivative Instruments—SFAS Nr. 133

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

During June 1998, the Financial Accounting Standards Board issued SFAS Nr. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133. SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS 133 on January 1, 2001, did not have a material impact on the Company’s results of operations and financial position.

For U.S. GAAP purposes, the Company’s derivatives do not qualify for hedge accounting using the criteria of SFAS 133, and consequently, the changes in fair value are recorded in earnings. Accordingly, an adjustment has been included in the reconciliation of U.S. GAAP for the difference between the carrying value for Brazilian corporate law and the fair market value of the derivative as of December 31, 2003 and 2002.

q.	Provision for voluntary dismissal program

As described in Note 29, for Brazilian corporate law purposes, at December 31, 2002, Embratel recorded a provision in the amount of R$20,000 related to a voluntary dismissal program. Under U.S. GAAP, pursuant to Emerging Issues Task Force Nr. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” such costs may only be accrued if (i) they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan and the number and job classification of employees to be terminated, and (ii) the plan has been communicated to the employees. Since all of the criteria were not met at December 31, 2002, the provision was reversed for U.S. GAAP purposes in 2002 and booked for 2003.

r.	Net Income (Loss) Reconciliation of the Differences Between U.S. GAAP and Brazilian Corporate Law

	2003	2002	2001
Income (loss) as reported under Brazilian corporate law	223,634	(626,342)	(553,671)
Add (deduct)—
Different criteria for—
Monetary restatement of 1996 and 1997 (Note 30.b.)	(103,785)	(96,016)	(99,125)
Capitalized interest (Note 30.a.)	29,414	101,730	156,080
Amortization of capitalized interest (Note 30.a.)	39,934	3,192	69,458

Pension and other post-retirement benefits—(Note 31.b.)
SFAS Nr. 87 adjustment	7,776	29,959	23,515
SFAS Nr. 106 adjustment	(3,347)	(3,124)	(21,072)
Reversal of goodwill amortization and impairment charge (Note 30.l.)	121,787	40,595	—
SFAS Nr. 133—fair value of swap contracts (Note 30.p.)	173,017	(175,823)	—
Reversal of provision for voluntary dismissal program (Note 30.q.)	(20,000)	20,000	—
Items posted directly to shareholders’ equity accounts—

Other	(2,092)	553	6,793
Deferred tax effect of the above adjustments	(82,295)	26,837	(45,156)
Effect of minority interest in the above adjustments	(1,960)	579	(1,072)

U.S. GAAP net income (loss)	382,083	(677,860)	(464,250)

U.S. GAAP basic and diluted net income (loss) per thousand shares—
Preferred	1.15	(2.04)	(1.39)

Common	1.15	(2.04)	(1.39)

s.	Weighted Average Number of Thousand Shares Outstanding in Accordance with U.S. GAAP

	2003	2002	2001
Weighted average number of shares Outstanding (in lots of 1000 shares):
Weighted average common shares outstanding	124,369,031	124,369,031	124,369,031
Weighted average preferred shares outstanding	208,410,612	208,411,830	208,562,219

t.	Net Equity Reconciliation of the Differences Between U.S. GAAP and Brazilian Corporate Law

	2003	2002
Total shareholders’ equity as reported	4,874,802	4,719,793
Add (deduct)—
Different criteria for—
Monetary restatement of 1996 and 1997 (Note 30.b.)	164,273	268,058
Capitalized interest (Note 30.a.)	(406,633)	(436,047)
Amortization of capitalized interest (Note 30.a.)	742,111	702,177
Reversal of proposed dividends (Note 30.i.)	86,137	—
Pension and other post-retirement benefits (Note 31.b.)
SFAS Nr. 87 adjustment	(46,012)	(53,788)
SFAS Nr. 106 adjustment	78,476	81,823
Reversal of goodwill amortization and impairment charges (Note 30.l.)	162,382	40,595
SFAS Nr. 133—fair value of swap contracts (Note 30.p.)	(2,806)	(175,823)
Reversal of provision for voluntary dismissal program (Note 30.q.)	—	20,000
Other	(4,279)	(1,528)
Deferred tax effects of the above adjustments	(168,797)	(86,502)
Effect of minority interest on the above adjustments	(4,021)	(2,061)

U.S. GAAP shareholders’ equity	5,475,633	5,076,697

The deferred tax effect of the U.S. GAAP adjustments above of R$(168,797) and R$(86,502) as of December 31, 2003 and 2002 would be classified substantially as non-current on the balance sheet.

	2003	2002	2001
U.S. GAAP supplementary information—
Reconciliation of operating income (loss) under Brazilian corporate law to operating income (loss) under U.S. GAAP—
Brazilian corporate law operating income	470,308	(1,241,047)	(694,331)
Exclusion from U.S. GAAP operating income—
Management fee	14,024	36,232	37,969
Net financial expense	159,925	1,552,385	698,358
Inclusion in U.S. GAAP operating income—
Amortization of capitalized interest	41,175	11,305	92,477
Extraordinary income—ILL (Note 10.c.)	—	198,131	—
U.S. GAAP adjustments—
Monetary restatement of 1996 and 1997 (Note 30.b.)	(96,000)	(96,016)	(98,702)
Pension and other post-retirement benefits (Note 31.b.)
SFAS Nr. 87 pension adjustment	7,776	29,959	23,515
SFAS Nr. 106 adjustment	(28,306)	(23,557)	(21,072)
Reversal of goodwill amortization and impairment charge (Note 30.l.)	20,298	40,585	—
Reversal of provision for voluntary dismissal program (Note 30.q.)	(20,000)	20,000	—
Other	(2,751)	626	10,246

U.S. GAAP operating income	566,449	528,603	48,460

Reconciliation of net revenue and cost of services under Brazilian corporate law to net revenue and cost of services under U.S. GAAP—
Net revenue under Brazilian corporate law	7,043,610	7,371,630	7,735,081
Gross revenue deduction—(value added and other sales taxes) (Note 30.o.)	2,109,216	2,110,794	2,591,045
Installation revenues (Note 30.m.)	2,675	5,222	3,067

Net revenue under U.S. GAAP	9,155,501	9,487,646	10,329,193

Cost of services under Brazilian corporate law	(4,715,149)	(5,000,987)	(5,228,927)
Gross revenue deduction—(value added and other sales taxes) (Note 30.o.)	(2,109,216)	(2,110,794)	(2,591,045)
Installation costs (Note 30.m.)	(2,675)	(5,222)	(3,067)

Cost of services under U.S. GAAP	(6,827,040)	(7,117,003)	(7,823,039)

Gross profit under U.S. GAAP	2,328,461	2,370,643	2,506,154

Total assets—under U.S. GAAP	13,652,867	13,858,778	13,119,401

Property, plant and equipment—under U.S. GAAP	16,984,957	14,674,794	13,891,358
Accumulated depreciation—under U.S. GAAP	(9,308,761)	(6,351,876)	(5,481,337)

Net property, plant and equipment—under U.S. GAAP	7,676,196	8,322,918	8,410,021

u.	Statements of Changes in Total Shareholders’ Equity in Accordance with U.S. GAAP for the Years Ended December 31, 2003, 2002 and 2001

Total
Balances as of January 1, 2001	6,279,877
Loss under U.S. GAAP	(464,250)
Dividends of 2000 approved in 2001	(60,845)
Sale of treasury shares	374
Repurchase of treasury shares	(65)

Balances as of December 31, 2001	5,755,091
Loss under U.S. GAAP	(677,860)
Repurchase of treasury shares	(534)

Balances as of December 31, 2002	5,076,697
Net income under U.S.GAAP	382,083
Sale / Repurchase of treasury shares	2,381
Prescribed Dividends	14,472

Balances as of December 31, 2003	5,475,633

31.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Defined Contribution Plan

	2003	2002
Beginning balance—unfunded liability (*)	189,098	226,425
Plus—adjustments for percentage yield on plan assets	33,924	38,115
Plus—debt surplus—January to April 2003—Voluntary Dismissal Program	15,413	—
Less—payments during the year	(84,006)	(75,442)

Ending balance	154,429	189,098

Total expense
Matching contribution plus risk benefits	19,379	20,108

Total	19,379	20,108

(*)	The unfunded liability of R$189,098 as of January 1, 2003 (R$226,425 as of January 1, 2002) represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

b.	Pension and Post-retirement Benefits

Following are the disclosures required pursuant to SFAS Nr. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits.”

Pension Benefits

	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	894,115	744,374
Service cost	80	38
Interest cost	96,934	80,350
Plan participants’ contributions	140	254
Actuarial loss	52,857	139,918
Benefits paid	(82,708)	(70,819)
Assumptions	45,302	—

Benefit obligation at end of year	1,006,720	894,115

Change in plan assets
Fair value of plan assets at beginning of year	956,116	782,230
Actual return on plan assets	138,918	244,118
Employer contributions	192	333
Plan participants’ contributions	140	254
Benefits paid	(82,708)	(70,819)

Fair value of plan assets at end of year	1,012,658	956,116

Funded status	5,938	62,001
Unrecognized net transition obligation	2,915	3,607
Unrecognized net actuarial (gain)	(54,865)	(119,396)

Accrued benefit cost	(46,012)	(53,788)

	2003	2002	2001
Components of net periodic benefit cost
Service cost	220	292	522
Interest cost	96,934	80,350	75,068
Expected return on plan assets	(103,971)	(108,303)	(96,846)
Amortization of net transition obligation	693	693	693
Recognized net actuarial gain	(1,246)	(2,384)	(2,394)
Expected employee contribution	(214)	(274)	—
Actual Company’s contributions during the year	(192)	(333)	(558)

Net periodic benefit income	(7,776)	(29,959)	(23,515)

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	9.00%
Rate of compensation increase	0.00%	0.00%	0.00%

The above rates are calculated over inflation as measured by the Fiscal Reference Unit (Ufir) through December 31, 1995 and the IGP-DI thereafter.

Other Post-retirement Benefits

	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	278,606	246,665
Service cost	118	140
Interest cost	30,960	27,433
Actuarial loss	(6,183)	13,098
Benefits paid	(8,594)	(8,147)
Administrative expenses	(1,325)	(583)

Benefit obligation at end of year	293,582	278,606

Change in plan assets
Fair value of plan assets at beginning of year	58,103	53,242
Actual return on plan assets	13,654	13,547
Administrative expenses	(1,325)	(583)
Employer contributions	25	44
Benefits paid	(8,594)	(8,147)

Fair value of plan assets at end of year	61,863	58,103

Funded status	(231,718)	(220,503)
Unrecognized net actuarial loss	73,752	90,843

Accrued benefit cost	(157,966)	(129,660)
Reversal of amount recorded under Brazilian corporate law	236,442	211,483

Effect on shareholders’ equity	78,476	81,823

	2003	2002	2001
Components of net periodic benefit cost
Service cost	118	139	214
Interest cost	30,960	27,433	25,075
Expected return on plan assets	(6,045)	(7,139)	(7,348)
Recognized net actuarial loss	3,298	3,168	3,195
Actual Company’s contributions during the year	(25)	(44)	(64)

Net periodic benefit cost	28,306	23,557	21,072

Reversal of amount recorded under Brazilian corporate law	(24,959)	(20,433)	—
Effect on U.S. GAAP net income	3,347	3,124	21,072

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	9.00%

There was no unrecognized liability at transition.

Medical assistance cost trend rates of increase were projected at annual rates excluding inflation ranging from 4.00% in 2003 to 2.7% in 2046. The effect of a one percent annual increase/decrease in the assumed medical assistance cost trend rates would increase/decrease the accumulated post-retirement benefit obligation at December 31, 2003 by R$45,623/R$36,646 and the aggregate of service and interest cost components by R$5,160/R$4,145.

The funded status of the pension and post-retirement plans under Brazilian and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

Plan assets—

Pension assets totaled R$1,074,521 and R$1,014,219 at December 31, 2003 and 2002. The TELOS fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of TELOS are allocated with a goal to achieve the following distribution:

—	10% in nominal bonds to guarantee the short-term liabilities

—	75% in inflation-indexed bonds to guarantee the long-term liabilities

—	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

—	5% in real estate as a strategy of diversification

—	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2003 and 2002 as follows:

2003

	Defined Benefit Plan		Defined Contribution Plan		Medical Plan		Total
Fixed Income	788.2	78%	560.5	95%	61.9	100%	1,410.6	85%
Stocks	132.6	13%	—	0%	—	0%	133.1	8%
Real State	77.6	8%	—	0%	—	0%	77.9	5%
Beneficiary Loans	14.3	1%	26.5	5%	—	0%	40.7	2%
TOTAL	1,012.7	100%	587.0	100%	61.9	100%	1,662.3	100%

2002

	Defined Benefit Plan		Defined Contribution Plan		Medical Plan		Total
Fixed Income	661.0	69%	402.9	100%	58.5	100%	1,122.4	79%
Stocks	180.7	19%	—	0%	—	0%	180.7	13%
Real State	79.4	8%	—	0%	—	0%	79.4	5%
Beneficiary Loans	43.2	4%	—	0%	—	0%	43.2	3%
TOTAL	964.3	100%	402.9	100%	58.5	100%	1.425.7	100%

TELOS has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

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

Approximately 32% of Embratel’s employees are affiliated with state and/or municipal labor unions, such as the Sindicato dosTrabalhadores das Empresas de Telecomunicação, known as Sinttel, which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas, known as Fenattel, or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações, known as Fittel, with which labor agreements are negotiated. Approximately 0.4%, 20% and 1% of the employees of BrasilCenter, Star One and Vésper, respectively, are associated with labor unions. Labor agreements are negotiated for BrasilCenter and Vésper employees with labor unions in each of the five and two different states, respectively, where these companies operate, and for Star One employees, with the labor union of the state where Star One’s headquarters are located. We have not experienced a work stoppage that has had a material effect on our operations for many years, which reflects our good relations with our employees and the labor unions representing them. Labor agreements related to Embratel, Star One and Vésper are valid for 2 years. As for BrasilCenter, 3 labor agreements valid for 2 years, and 2 labor agreements valid for 1 year were celebrated. For the labor agreements valid for 2 years, some economic issues are subject to revision after twelve months. All terms are subject to revision after the labor agreements expire. Currently, labor agreements related to Embratel, Star One and Vésper are effective. As for BrasilCenter, 3 labor agreements are effective and 2 are in the initial phase of negotiation of their economic issues.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company operations.

d.	Recently issued accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards Nr. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, “Intangible Assets.” SFAS 142 also amends SFAS Nr. 121, “Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to Be Disposed Of,” to exclude from its scope goodwill and intangible assets that are not amortized. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. The adoption of SFAS 142 on January 1, 2002, did not have any impact on the Company’s financial position, cash flows or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards Nr. 143, “Accounting for Asset Retirement Obligations,” or SFAS 143, which is effective for years beginning after June 15, 2002, which will be the Company’s fiscal year 2003. SFAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the related asset and depreciated over the life of the asset. The liability is accrued each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The adoption of SFAS 143 did not have any impact on the Company’s financial position, cash flows or results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards Nr. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS Nr. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of Accounting Principles Board Opinion Nr. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 also amends Accounting Research Bulletin Nr. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 also broadens the presentation of discontinued operations to include more disposal transactions. The adoption of SFAS 144 on January 1, 2002, did not have any impact on the Company’s financial position, cash flows or results of operations.

In April 2002, the FASB issued Statement of Accounting Standards Nr. 145, “Rescission of SFAS Nrs. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002,” or SFAS 145. SFAS 145 rescinds SFAS Nr. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS Nr. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS Nr. 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS 145 amends SFAS Nr. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after 15 May 2002. The adoption of SFAS 145 did not have any impact on the Company’s financial position, cash flows or results of operations.

In June 2002, the FASB issued Statement of Accounting Standards Nr. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” or SFAS 146. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue Nr. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS 146 apply prospectively to activities initiated after December 31, 2002, and as such, we cannot reasonably estimate the impact of the adoption of these new rules until and unless they affect relevant activities in future periods.

In December 2002, the FASB issued Statement of Financial Accounting Standards Nr. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” or SFAS 148. SFAS 148 amends Statement of Financial Accounting Standards Nr. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. Adoption of SFAS 148 did not have any impact the Company’s financial position, cash flows or results of operations.

In November 2002, the FASB issued Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002 and we have adopted those requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of this rule and its initial measurement requirements did not have any material impact on the Company’s financial position, cash flows or results of operations.

In May 2003 the FASB issued SFAS Nr. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS 150. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Adoption of this rule did not have any material impact on the Company’s financial statements.

In December 2003, the FASB issued a revised FIN 46 (FIN 46R) that replaced the original interpretation and codified proposed modifications and other decisions previously issued through certain FASB Staff Positions including the deferral of the effective date of applying FIN 46R to certain variable interests created before February 1, 2003. FIN 46R is effective March 31, 2004 for such arrangements. We are currently evaluating the provisions of FIN 46R as it relates to our operations.

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards Nr. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements Nr. 87, 88 and 106” (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. There is a provision deferring the effectiveness of this new rule for foreign plans as from periods ending after June 15, 2004, which is applicable for the Company. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans.

e.	Segment information

The Company presents its segment information under U.S. GAAP in accordance with SFAS Nr. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS Nr. 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on same basis that the chief operating decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has two reportable segments, the Telecommunications segment and Space segment. The Telecommunications segment is comprised of local, domestic and international long-distance, data communication and other services. The Space segment is represented by the Company’s satellite operations and provides transponders for radio communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. The Company’s chief operating decision-maker evaluates performance of the segments based on revenues and operating income.

Information presented to management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law.

	2003
	Telecommunications Segment	Space Segment	Consolidated
Property, plant and equipment, net	6,753,501	440,828	7,194,329

	2002
	Telecommunications Segment	Space Segment	Consolidated
Property, plant and equipment, net	7,356,693	439,174	7,795,867

	2003
	Telecommunications Segment	Space Segment	Eliminations (*)	Consolidated
Income Statements
Net revenue	6,850,435	378,520	(185,345)	7,043,610
Cost of services	(4,730,673)	(171,743)	187,267	(4,715,149)

Gross profit	2,119,762	206,777	1,922	2,328,461
Operating income (expenses)	(1,656,045)	(45,678)	3,495	(1,698,228)

Operating income	463,717	161,099	5,417	630,233

	2002
	Telecommunications Segment	Space Segment	Eliminations (*)	Consolidated
Income Statements
Net revenue	7,181,027	347,259	(156,656)	7,371,630
Cost of services	(4,926,008)	(230,750)	155,771	(5,000,987)

Gross profit	2,255,019	116,509	(885)	2,370,643
Operating income (expenses)	(2,006,458)	(58,136)	5,289	(2,059,305)

Operating income	248,561	58,373	4,404	311,338

	2001
	Telecommunications Segment	Space Segment	Eliminations (*)	Consolidated
Income Statements
Net revenue	7,548,818	314,028	(127,765)	7,735,081
Cost of services	(5,138,386)	(207,182)	116,641	(5,228,927)

Gross profit	2,410,432	106,846	(11,124)	2,506,154
Operating income (expenses)	(2,472,404)	(44,012)	14,289	(2,502,127)

Operating income (loss)	(61,972)	62,834	3,165	4,027

(*)	Eliminations refer basically to inter-segment transactions and balances eliminated on consolidation.

Capital expenditures made by subsidiaries from the telecommunications segment and the space segment amounted to R$362,971 and R$125,877 respectively, for the year ended December 31, 2003 (R$862,323 and R$172,377, respectively, for the year ended December 31, 2002).

f.	Commitments

The maximum potential amount of commitments discussed under Note 21.2 is estimated at R$78,400 (telecommunication segment) and R$1,500 (space segment), in a total of R$79,900.

g.	Statements of Cash Flows

The following statements of cash flows are prepared on the Brazilian corporate law reported figures, in accordance with the presentation requirements of SFAS Nr. 95, “Statement of Cash Flows”:

	2003	2002	2001
Cash provided by operations-
Net income (loss)	223,634	(626,342)	(553,671)
Adjustment to reconcile net income to cash provided by operating activities—
Depreciation	1,105,973	1,075,128	998,368
Amortization	20,332	40,596	40,596
Exchange and monetary gains/losses	(281,971)	1,250,991	353,744
Minority interest	39,367	8,611	5,526
Net loss on permanent assets disposal	26,545	11,653	84,336
Goodwill write-off	101,489	—	—
Reversal of provision for investment losses	(10,000)	—	—
Increase (decrease) in allowance for doubtful accounts	(64,058)	538,416	901,133
Increase in provision for contingencies	5,473	19,805	6,238
Effect of capital increase completed by Star One	(5,425)	(5,425)	—
Decrease (increase)in trade accounts receivable	57,559	(200,134)	(377,176)
Decrease (increase)in deferred and recoverable taxes	22,066	(526,679)	(421,983)
Decrease (Increase) in other accounts receivables	(23,249)	(59,070)	(73,019)
Decrease (increase) in legal deposits	(111,797)	71,779	(55,565)
Increase (decrease) in payroll and related accruals	(45,676)	18,873	(1,719)
Increase in accounts payable and accrued expenses	14,791	111,567	164,039
Increase (decrease) in other current liabilities	(104,963)	134,194	(45,188)
Increase (decrease)in income tax and other taxes	71,778	(371,929)	(198,989)
Increase (decrease) in deferred income	(13,854)	(10,149)	21,411
Increase (decrease)in pension plan liability	(9,710)	(14,997)	104,616
Increase (decrease) in other non-current assets and liabilities	19,003	26,480	(53,609)
Effect of the merger of Star One	—	—	8,914
Effect of the merger of Star One—minority interests	—	—	27,221
Prior year adjustments—Medical Assistance Plan	—	—	(191,050)

	1,037,307	1,493,368	744,173

Cash flow from investing activities—
Additions to investments	—	(98)	(17,270)
Cash acquired on acquisition of Vésper	43,725	—	—
Additions to property, plant and equipment	(488,068)	(1,034,700)	(1,465,008)
Deferred assets	(2,870)	—	—
Proceeds from sale of interest in subsidiary	248,157	—	—

	(199,056)	(1,034,798)	(1,482,278)

Cash flow from financing activities—
Loans repaid	(2,003,377)	(1,520,818)	(568,619)
New loans obtained	1,893,258	1,297,620	1,712,118
Swap/hedge settlement	132,888	—	—
Repurchase of shares	—	(534)	(65)
Sales of shares	2,381	—	374
Dividends paid	(30,896)	—	(176,164)

	(5,746)	(223,732)	967,644

Increase in cash and cash equivalents	832,505	234,838	229,539
Cash and cash equivalents at the beginning of the year	886,991	652,153	422,614

Cash and cash equivalents at the end of year	1,719,496	886,991	652,153

	2003	2002	2001
Supplemental disclosure of cash paid for—
Income and social contribution tax paid	37,227	6,412	90,671
Interest paid	439,790	236,191	229,646

h.	Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2003		2002
	Software Licenses	Rights of way and other	Software Licenses	Rights of way and other
Gross	768,407	360,199	374,958	348,455
Accumulated amortization	(470,899)	(167,680)	(130,470)	(133,306)

Net	297,508	192,519	244,488	215,149

Amortization expense	87,539	33,069	55,483	8,853

Amortization period (years)	5	*	5	*

(*)	Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2003	122,686
2004	100,411
2005	86,671
2006	56,096
2007	26,425

i.	Goodwill and Other Intangible Assets—Adoption of SFAS 142:

	2003	2002	2001
Reported US GAAP net income (loss)	382,083	(677,860)	(464,250)
Add back: Goodwill amortization (net of deferred tax and minority interest effects)	—	—	26,464

Adjusted US GAAP net income (loss)	382,083	(677,860)	(437,786)

U.S. GAAP basic and diluted adjusted net income (loss) per thousand shares—
Reported net income (loss)—Preferred and Common	1.15	(2.04)	(1.39)

Goodwill amortization—Preferred and Common	—	—	0.08

Adjusted net income (loss)—Preferred and Common	1.15	(2.04)	(1.31)

j.	Renegotiation of debt

As described in Note 20.g., in March and April 2003, the Company finalized the renegotiation of a portion of its long-term debt with certain banking institutions. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) Issue Nr. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the exchange of debt instruments with substantially different terms is considered a debt extinguishment for accounting purposes, resulting in the recognition by the debtor of gain or loss on extinguishment. The Company has determined that certain of the renegotiated debt agreements qualify for extinguishment treatment under EITF Nr. 96-19. The effect of accounting for the extinguishment is immaterial for the year ended December 31, 2003. Under Brazilian corporate law, the renegotiation of debt is accounted for on a prospective basis and consequently, no gain or loss on extinguishment is recorded.

32.	SUBSEQUENT EVENTS

a.	Acquisition of CT Torres Ltda.

On March 2, 2004, Embratel acquired for US$45 million, from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc., the company CT Torres Ltda., whose fixed assets are comprised of 622 communication towers. This equipment was owned by Vésper São Paulo S.A. and Vésper S.A until December 2, 2003, when it was transferred to CT Torres, which was eventually sold to CT Leasing Ltd.

The purpose of this acquisition is to allow Embratel with a return of investment higher than it would obtain should subsidiaries Vésper São Paulo S.A. and Vésper S.A. rent these towers from a third party.

Embratel will have more flexibility in the use of these towers, as well as take advantage of current and future revenues eventually arising from rental of capacity at the towers for other companies which may be interested in it, such as cellular companies. With the acquisition of the towers from CT Leasing Ltd., subsidiaries Vésper São Paulo S.A. and Vésper S.A. will rent capacity at subsidiary Embratel’s towers.

Negotiations for this operation started after the acquisition of subsidiaries Vésper São Paulo S.A. and Vésper S.A., and were not expected to occur at that occasion.

b.	Change in ownership interest of the Company

On March 15, 2004, MCI, holder of 51.79% of the Company’s common shares (19.26% of the capital stock), informed that it entered into a definitive agreement to sell its ownership interest in the Company to Teléfonos de Mexico S.A. (“Telmex”) for the amount of US$360,000 in cash. MCI also informed that the completion of the sale is subject to the approval by the US Bankruptcy Court and Brazilian regulatory authorities with filing with anti-trust and securities authorities. The Telmex offer was approved by both the Board of Directors of MCI and the Official Committee of Unsecured Creditors.