Form 20-F/A
period 2003-12-31
EMBRATEL PARTICIPACOES SA; Brazilian Telecommunication CO Embratel
filed 2004-06-09
CIK 1066117, 1292657

As filed with the Securities and Exchange Commission on June 9, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-14499

EMBRATEL PARTICIPAÇÕES S.A.	EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.—EMBRATEL
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

Embratel Holding Company	Brazilian Telecommunications Company
(Translation of Registrant’s name into English)	(Translation of Registrant’s name into English)

Federative Republic of Brazil	Federative Republic of Brazil
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Rua Regente Feijó, 166, Sala 1687-B Rio de Janeiro, RJ—Brazil 20060-060	Avenida Presidente Vargas, 1012 Rio de Janeiro, RJ—Brazil 20071-910
(Address of Principal Executive Offices)	(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Embratel Participações S.A. preferred shares, without par value*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

Embratel Participações S.A.:	124,369,031 (thousands) common shares, without par value

210,029,997 (thousands) preferred shares, without par value

Empresa Brasileira de Telecomunicações S.A.—Embratel:	4,723,844 (thousands) common shares, without par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Embratel Participações S.A.: Yes  ☒  No  ☐

Empresa Brasileira de Telecomunicações S.A.—Embratel: Yes  ☐  No  ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐  Item 18  ☒

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Embratel Holdings and Embratel

This is a joint annual report on Form 20-F of Embratel Participações S.A., which we refer to as Embratel Holdings, and its subsidiary Empresa Brasileira de Telecomunicações S.A., which we refer to as Embratel.

Embratel Holdings is a holding company. Its common shares and preferred shares trade on the São Paulo Stock Exchange, and American Depositary Shares representing the preferred shares trade on the New York Stock Exchange. Embratel Holdings first registered in 1998 with the Securities and Exchange Commission, under Section 12(b) of the Securities Exchange Act of 1934.

Embratel is a Brazilian telecommunications services provider. Embratel does not have any publicly-traded equity securities, and 98.77% of its capital stock is owned by Embratel Holdings. In 2003, Embratel offered and sold U.S.$275 million of 11.0% Guaranteed Notes Due 2008, guaranteed by Embratel Holdings, in transactions exempt from the registration requirements of the Securities Act of 1933. Pursuant to registration rights agreements entered into in connection with the offering and sale of the Guaranteed Notes Due 2008, Embratel and Embratel Holdings plan to make a registered offer to exchange new notes for the Guaranteed Notes Due 2008.

Embratel Holdings has no material operations other than owning the stock of its subsidiaries. Prior to the December 2003 acquisition of Vésper Holding São Paulo S.A., Vésper Holding S.A. and their consolidated subsidiaries, which we refer to as Vésper, Embratel Holdings conducted all of its operations through Embratel and its subsidiaries. As a result, the consolidated income statements for Embratel Holdings and Embratel for 2001, 2002 and 2003 are substantially identical, except for differences resulting from small amounts of income earned and expenses incurred at the holding company level. In 2003, the Embratel Holdings financial statements also differ due to the consolidation of one month of Vésper’s operations in Embratel Holdings’ financial statements. At December 31, 2003, Embratel and its consolidated subsidiaries accounted for 97.7% of the consolidated assets and 99.3% of the consolidated indebtedness of Embratel Holdings.

The Brazilian Corporate Law Method and U.S. GAAP

Both we and Embratel prepare our respective consolidated financial statements in accordance with the Brazilian corporate law method, which differs in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 30 to our consolidated financial statements and Note 30 to Embratel’s consolidated financial statements for a summary of the differences between the Brazilian corporate law method and U.S. GAAP, and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2002 and 2003, and net income (loss) for the three years ended December 31, 2001, 2002 and 2003.

The Brazilian corporate law method is considered to be a comprehensive basis of accounting principles, and it is used as the primary basis of accounting in Brazil for all legal purposes, including determining income taxes and calculating mandatory minimum dividends. The Brazilian corporate law method does not allow for price-level accounting for periods after December 31, 1995. Under U.S. GAAP, inflation accounting continued until July 1, 1997, when Brazil was no longer considered to be a highly inflationary economy for U.S. GAAP purposes. The amortization of the restatement of fixed assets, which resulted from the inflation accounting in 1996 and 1997 is recognized in the reconciliation to U.S. GAAP, net of related deferred tax.

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

The portion of equity and net income (loss) attributable to shareholders other than Embratel is reflected as “minority interests” in Embratel’s consolidated financial statements. At December 31, 2003, minority shareholders owned 20% of the share capital of Star One.

Other Information

In this report on Form 20-F, except where otherwise specified or the context otherwise requires:

•	“We,” “us,” or “our” refers to Embratel Participações S.A. and its consolidated subsidiaries.

•	“Embratel Holdings” refers solely to Embratel Participações S.A.

•	“Embratel” refers to Empresa Brasileira de Telecomunicações S.A.—Embratel, and its consolidated subsidiaries. Embratel is a stock corporation, or sociedade por ações, duly organized and existing under the laws of the Federative Republic of Brazil.

•	“Anatel” refers to Agência Nacional de Telecomunicações, the Brazilian federal telecommunications regulator.

•	“CVM” refers to the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

•	“Real,” “reais” or “R$” refers to the lawful currency of Brazil.

•	“Star One” refers to Star One S.A., the satellite subsidiary of Embratel.

•	“Telmex” refers to Teléfonos de México, S.A. de C.V.

•	“U.S. Dollars” or “US$” refers to the lawful currency of the United States.

•	“Vésper” refers to Vésper Holding São Paulo S.A. and Vésper Holding S.A. and their consolidated subsidiaries.

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

Selected Financial Information

The information in this section should be read in conjunction with the consolidated financial statements of Embratel Holdings and Embratel, and the notes thereto, included elsewhere in this annual report. Those consolidated financial statements have been prepared in accordance with the Brazilian corporate law method, which differs in certain respects from U.S. GAAP. See Note 30 to our consolidated financial statements and Note 30 to Embratel’s consolidated financial statements for a discussion of these differences.

Selected financial information of Embratel Holdings

The data in this section as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 1999, 2000 and 2001, and for each of the two years in the period ended December 31, 2000 have been derived from our audited consolidated financial statements, which do not appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and Notes thereto and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA
Brazilian Corporate Law Method
Net operating revenue (1)	R$	5,514	R$	6,938	R$	7,735	R$	7,372	R$	7,043
Cost of services (1)(2)		(3,950)		(4,623)		(5,229)		(5,001)		(4,715)

Gross profit		1,564		2,315		2,506		2,371		2,328
Operating income (expenses):
Selling expenses		(426)		(795)		(1,579)		(1,095)		(789)
General and administrative expenses (3)(6)		(423)		(646)		(920)		(995)		(984)
Other operating income (expenses), net		65		(12)		(3)		31		75

Operating income before financial income (expense)		780		862		4		312		630
Financial income		327		203		192		519		140
Financial expense (6)		(651)		(443)		(890)		(2,071)		(300)

Operating income (loss)		456		622		(694)		(1,240)		470
Extraordinary non-operating income—ILL (4)		—		—		—		198		—
Non-operating income (expense)		(38)		111		(76)		11		(70)

Income (loss) before income taxes and minority interest		418		733		(770)		(1,031)		400
Income tax and social contribution benefit (expense)		(1)		(145)		222		414		(137)

Income (loss) before minority interest		417		588		(548)		(617)		263
Minority interest (5)		(5)		(11)		(6)		(9)		(39)

Net income (loss)	R$	412	R$	577	R$	(554)	R$	(626)	R$	224

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
Net income (loss) per thousand shares outstanding:
Common shares	R$	1.24	R$	1.73	R$	(1.66)	R$	(1.88)	R$	0.67
Preferred shares		1.24		1.73		(1.66)		(1.88)		0.67

OTHER FINANCIAL INFORMATION
Brazilian Corporate Law Method
Depreciation and amortization	R$	733	R$	857	R$	1,062	R$	1,142	R$	1,153
Interest income		161		149		92		181		244
Interest expense and other (7)		(102)		(231)		(341)		(441)		(510)
Monetary and foreign exchange variation, net		(383)		(158)		(449)		(1,292)		106

	As of December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
Brazilian Corporate Law Method
Cash and cash equivalents	R$	357	R$	423	R$	652	R$	887	R$	1,719
Property, plant and equipment, net		6,958		7,467		7,849		7,796		7,194
Total assets		9,653		11,762		12,458		12,846		12,968
Loans and financing—current portion		602		882		1,080		2,566		1,217
Loans and financings—non-current portion		879		1,364		2,648		2,325		3,373
Net assets		5,718		6,082		5,347		4,720		4,875
Paid-in capital		2,134		2,134		2,274		2,274		2,274
Quantity of outstanding shares (thousands)		332,914		332,919		332,932		332,629		333,419

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA
U.S. GAAP
Gross revenues	R$	7,011	R$	9,153	R$	10,329	R$	9,488	R$	9,155
Cost of services (including gross receipts taxes)		(5,447)		(6,837)		(7,823)		(7,117)		(6,827)
Operating income		828		909		49		528		566
Net income (loss)	R$	425	R$	659	R$	(464)	R$	(678)	R$	382
Net income (loss) per thousand shares
—Basic and diluted:
Common shares	R$	1.28	R$	1.98	R$	(1.39)	R$	(2.04)	R$	1.15
Preferred shares		1.28		1.98		(1.39)		(2.04)		1.15
Weighted average number of shares outstanding:
Common shares (millions)		124,369		124,369		124,369		124,369		124,369
Preferred shares (millions)		209,035		208,548		208,562		208,412		208,411
Cash dividend paid per thousand shares:
Common shares (in reais)		—	R$	0.4239	R$	0.5674		—		—
Common shares (in U.S. dollars) (8)		—	US$	0.2168	US$	0.2446		—		—
Preferred shares (in reais)	R$	0.3830	R$	0.4239	R$	0.5674		—		—
Preferred shares (in U.S. dollars) (8)	US$	0.2141	US$	0.2168	US$	0.2446		—		—

	As of December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
U.S. GAAP
Cash and cash equivalents	R$	276	R$	381	R$	652	R$	887	R$	1,719
Property, plant and equipment, net		7,236		7,863		8,410		8,323		7,676
Total assets		10,107		12,252		13,119		13,859		13,653
Loans and financing—current portion		1,206		882		1,080		2,975		835
Loans and financing—non-current portion		275		1,364		2,648		2,416		3,712
Net assets		5,787		6,280		5,755		5,077		5,476
Paid-in capital		2,134		2,134		2,274		2,274		2,274
Quantity of outstanding shares—weighted average number of shares outstanding (thousands)		333,404		332,917		332,931		332,781		332,780

(1)	Beginning in 2003, we began to report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are now recorded in cost of services. Previously, these revenues were reported net of settlement. This reclassification was made to align our presentation with recent changes in telecommunications market practices and to facilitate comparability with other companies in our industry. Prior periods have been reclassified for purposes of comparability.
(2)	Cost of services is presented in accordance with the Brazilian corporate law method and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects.”
(3)	Employees’ profit sharing expense was reallocated beginning in 2002 to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before financial income (expense), operating income (loss) and income (loss) before income taxes and minority interest for prior periods also reflect such reallocations.
(4)	Extraordinary non-operating income—ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in effect. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this court decision, we sought a tax credit to the court in 1999 and received the final decision affirming the tax credit in 2002.
(5)	Minority interests represent the portion of net income (loss) attributable to minority shareholders in Embratel and Star One.
(6)	Expenses related to banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax were reallocated beginning in 2003 to financial expense from general and administrative expense in our statements of income (loss). For comparative purposes, each of the prior periods has been restated to reflect this reallocation.
(7)	Other financial expenses include banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax, and totaled R$21 million in 1999, R$52 million in 2000, R$68 million in 2001, R$95 million in 2002, and R$75 million in 2003.
(8)	Calculated using exchange rate of reais per U.S. dollar at period end. See “Item 3. Key Information—Exchange Rates.”

Selected financial information of Embratel

The data in this section as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 have been derived from Embratel’s audited consolidated financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 1999, 2000 and 2001, and for each of the two years in the period ended December 31, 2000 have been derived from Embratel’s audited consolidated financial statements, which do not appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, Embratel’s consolidated financial statements and Notes thereto and “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA
Brazilian Corporate Law Method
Net operating revenue (1)	R$	5,514	R$	6,938	R$	7,735	R$	7,372	R$	7,012
Cost of services (1)(2)		(3,950)		(4,623)		(5,229)		(5,001)		(4,685)

Gross profit		1,564		2,315		2,506		2,371		2,327
Operating income (expenses):
Selling expenses		(426)		(795)		(1,579)		(1,095)		(788)
General and administrative expenses (3)(6)		(415)		(643)		(917)		(992)		(969)
Other operating income (expenses), net		66		(12)		(3)		30		72

Operating income before financial income (expense)		789		865		7		314		642
Financial income		322		201		190		516		135
Financial expense (6)		(650)		(432)		(890)		(2,071)		(299)

Operating income (loss)		461		634		(693)		(1,241)		478
Extraordinary non-operating income—ILL (4)		—		—		—		198		—
Non-operating income (expense)		(38)		111		(76)		11		(70)

Income (loss) before income taxes and minority interest		423		745		(769)		(1,032)		408
Income tax and social contribution benefit (expense)		(3)		(138)		226		414		(137)

Income (loss) before minority interest		420		607		(543)		(618)		271
Minority interest (5)		—		(3)		(12)		(16)		(37)

Net income (loss)	R$	420	R$	604	R$	(555)	R$	(634)	R$	234

Net income (loss) per thousand shares outstanding:	R$	88.87	R$	127.82	R$	(117.46)	R$	(134.31)	R$	49.48

OTHER FINANCIAL INFORMATION
Brazilian Corporate Law Method
Depreciation and amortization	R$	733	R$	857	R$	1,062	R$	1,142	R$	1,151
Interest income		156		147		90		178		240
Interest expense and other (7)		(102)		(220)		(341)		(441)		(509)
Monetary and foreign exchange variation, net		(382)		(158)		(449)		(1,292)		105

	As of December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
Brazilian Corporate Law Method
Cash and cash equivalents	R$	356	R$	399	R$	631	R$	867	R$	1,654
Property, plant and equipment, net		6,958		7,467		7,849		7,796		7,138
Total assets		9,627		11,696		12,396		12,784		12,673
Loans and financing—current portion		602		882		1,080		2,566		1,217
Loans and financings—non-current portion		879		1,364		2,648		2,325		3,340
Net assets		5,812		6,150		5,411		4,776		4,924
Paid-in capital		2,258		2,500		2,700		2,700		2,700
Quantity of common shares (thousands)		4,723,844		4,723,844		4,723,844		4,723,844		4,723,844

	Year Ended December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
INCOME STATEMENT DATA
U.S. GAAP
Gross revenues	R$	7,011	R$	9,153	R$	10,329	R$	9,488	R$	9,118
Cost of services (including gross receipts taxes)		(5,447)		(6,837)		(7,823)		(7,117)		(6,791)
Operating income		838		913		51		532		580
Net income (loss)	R$	433	R$	686	R$	(464)	R$	(687)	R$	395
Net income (loss) per thousand common shares—Basic and diluted	R$	91.86	R$	145.28	R$	(98.31)	R$	(145.34)	R$	83.68
Weighted average number of common shares outstanding: (millions)		4,724		4,724		4,724		4,724		4,724
Cash dividend paid per thousand common shares:
In reais	R$	7.5873	R$	27.4537	R$	40.5195		—		—
In U.S. dollars(8)	US$	4.2411	US$	14.0399	US$	17.4623		—		—

	As of December 31,
	1999		2000		2001		2002		2003
	(in millions of reais, except share data)
BALANCE SHEET DATA
U.S. GAAP
Cash and cash equivalents	R$	275	R$	357	R$	631	R$	867	R$	1,654
Property, plant and equipment, net		7,236		7,863		8,410		8,323		7,639
Total assets		10,081		12,186		13,057		13,798		13,376
Loans and financing—current portion		1,206		882		1,080		2,975		835
Loans and financing—non-current portion		275		1,364		2,648		2,416		3,679
Net assets		5,869		6,350		5,824		5,138		5,533
Paid-in capital		2,258		2,500		2,700		2,700		2,700
Quantity of common shares—weighted average number of shares outstanding (thousands)		4,723,844		4,723,844		4,723,844		4,723,844		4,723,844

(1)	Beginning in 2003, we began to report international long-distance revenues gross of the settlement amounts payable to foreign carriers, which are now recorded in cost of services. Previously, these revenues were reported net of settlement. This reclassification was made to align our presentation with recent changes in telecommunications market practices and to facilitate comparability with other companies in our industry. Prior periods have been reclassified for purposes of comparability.
(2)	Cost of services is presented in accordance with the Brazilian corporate law method and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects.”

(3)	Employees’ profit sharing expense was reallocated beginning in 2002 to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before financial income (expense), operating income (loss) and income (loss) before income taxes and minority interest for prior periods also reflect such reallocations.
(4)	Extraordinary non-operating income—ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in effect. In 1996, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this court decision, we sought a tax credit to the court in 1999 and received the final decision affirming the tax credit in 2002.
(5)	Minority interests represent the portion of net income (loss) attributable to minority shareholders in Star One.
(6)	Expenses related to banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax were reallocated beginning in 2003 to financial expense from general and administrative expense in our statements of income (loss). For comparative purposes, each of the prior periods has been restated to reflect this reallocation.
(7)	Other financial expenses include banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax, and totaled R$21 million in 1999, R$45 million in 2000, R$68 million in 2001, R$95 million in 2002, and R$75 million in 2003.
(8)	Calculated using exchange rate of reais per U.S. dollar at period end. See “Item 3. Key Information— Exchange Rates.”

Exchange Rates

There are two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

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

The following table sets forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$) for the periods indicated.

	Period-end	Average for Period		Low	High
Year ended
December 31, 1999	1.789	1.851	(1)	1.208	2.165
December 31, 2000	1.955	1.835	(1)	1.723	1.985
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.998	(1)	2.270	3.955
December 31, 2003	2.889	3.059	(1)	2.822	3.662

Month ended
December 2003	2.889	2.916	(2)	2.888	2.943
January 2004	2.941	2.872	(2)	2.802	2.941
February 2004	2.914	2.946	(2)	2.904	2.988
March 2004	2.909	2.908	(2)	2.875	2.941
April 2004	2.945	2.913	(2)	2.874	2.952
May 2004	3.129	3.081	(2)	2.957	3.205
June 2004 (through June 7, 2004)	3.112	3.134	(2)	3.112	3.157

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.
(2)	Average of the lowest and highest rates in the month.

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

We are parties to various legal proceedings

We are parties to various legal proceedings, some of which involve significant monetary claims for which we have established no reserves. We cannot be certain that these claims will be resolved in our favor. In particular, we are involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by us and social security administrative and civil lawsuits for aggregate claims that are substantial. Because we believe the likelihood of an unfavorable outcome in most of these claims is either remote, or merely possible, as of December 31, 2003, we had recorded R$74 million in reserves in respect of these disputes. If all or a significant portion of these actions were decided adversely to us, it could have a material adverse impact on our business, financial condition and results of operations. For a detailed discussion of our material legal proceedings, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 21 to our consolidated financial statements and Note 21 to Embratel’s consolidated financial statements.

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

Principal Subsidiaries

Embratel Holdings conducts substantially all of its operations through Embratel and its subsidiaries. In December 2003, Embratel Holdings acquired Vésper and currently uses it to offer wireless local loop local telephone and wireless broadband access services. Except for Vésper and Embratel itself, the principal subsidiaries of Embratel are the same as the principal subsidiaries of Embratel Holdings.

The following table summarizes the principal subsidiaries of Embratel Holdings at December 31, 2003, each of which is incorporated in Brazil. For a full list of Embratel Holdings’ subsidiaries, see Note 2.b to our consolidated financial statements. For a full list of Embratel’s subsidiaries, see Note 2.b to Embratel’s consolidated financial statements.

Name of Company	Direct or Indirect Ownership Interest of Embratel Holdings	Description
Empresa Brasileira de Telecomunicações S.A.––Embratel	98.8%	Provides domestic and international long-distance, local telephone and data services.

Star One S.A.	80%	Subsidiary of Embratel. Provides satellite services.

Vésper Holding S.A.	100%	Holding company for Vésper S.A., which provides competitive local service and broadband access in Region I.

Vésper Holding São Paulo S.A.	100%	Holding company for Vésper São Paulo S.A., which provides competitive local service and broadband access in Region III.
Click21 Comércio de Publicidade Ltda.	100%	Subsidiary of Embratel. Internet service provider.

BrasilCenter Comunicações Ltda.	100%	Subsidiary of Embratel. Provides call center services.

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

	As of December 31,
	1999(1)	2000(2)	2001(2)	2000(2)	2003(2)(5)
	(in reais)
International rates (3):
United States	3.26	2.10	1.92	1.92	2.22
Mercosur	4.57	2.97	2.67	2.67	3.48
Western Europe (4)	5.16	2.97	2.67	2.67	4.56

(1)	Anatel-approved rates.
(2)	Promotional rates.
(3)	Rate for international calls, three minutes in duration between the hours of 8 a.m. and 6 p.m. on weekdays, net of value-added taxes.
(4)	Includes France, Germany, Italy, Spain, Switzerland and the United Kingdom.
(5)	Since September 12, 2003

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

Federal social contribution taxes

The other principal taxes collected on revenues include two federal social contribution taxes, which are:

•	Programa de Integração Social—PIS. PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services and, for us, are not collected on a value-added basis. Beginning December 2002, the government increased the general rate at which PIS contributions are applied to 1.65% and began to collect PIS on a value-added basis. However, revenues from telecommunications services were expressly excluded from this increase and from the decision to collect PIS on a value-added basis; and

•	Contribuição para Financiamento da Seguridade Social—COFINS. COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services and, also, are not collected on a value added basis. In February 2004, the government increased the COFINS contribution rate for most other providers of goods and services to 7.6% and began to collect COFINS on a value-added basis. However, revenues from telecommunications services were expressly excluded from the increase and from the decision to collect COFINS on a value-added basis.

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

Regulatory agency—Anatel

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

Fixed-line services—Public regime

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

Fixed-line services—Private regime

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

Universal Service, Network Expansion and Modernization	Required for the years
	2004	2005	2006 to 2025
Full-Service Public telephone availability (A) in areas with no fixed switched service that are located 30 km from the nearest fixed-line telephone and a population of at least	100	100	100
Number (estimated) of such localities where availability requirements must be met	2,000	2,500	N/A
Number of state capitals connected by digital transmission system	26	26	26

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

	Status as of December 31,	Required for the years
	2003	2004	2005	2006 to 2025
Busy circuit rate during peak periods (% of calls attempted) (domestic)	2.8%	4.0%	4.0%	4.0%
Direct-dial call completion rate during peak periods (% of calls attempted) (domestic)	67.6	70.0	70.0	70.0
Busy circuit rate during peak periods (% of calls attempted) (international, ingoing)	2.2	4.0	4.0	4.0
Direct-dial call completion rate during peak periods (% of calls attempted) (international, ingoing)	68.7	70.0	70.0	70.0
Operator availability (% of calls attempted)	95.9	94.0	95.0	95.0
Public telephone repair response speed (% within 8 hours)	(*)	97.0	98.0	98.0

(*)—	Anatel is reviewing its position.

Failure to meet these goals carries the possibility of fines and penalties from Anatel. There are a variety of external factors that may impede our ability to meet these goals each month during the year. Because our network connects with those of regional fixed-line operators, regional cellular operators and foreign operators, the quality of service provided by us may also be significantly affected by the quality of the networks on which calls originate or terminate. We have been fined in the past for failure to meet these requirements. See Note 21 in our consolidated financial statements and Note 21 to Embratel’s consolidated financial statements for a description of certain litigation regarding fines assessed by Anatel.

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

In order to provide an incentive to increase efficiency and to reward consumers of telecommunications services, Anatel also applies the K-factor representing annual productivity adjustments to the tariffs charged by the concessionaries. During the period from January 1, 2002 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies will be adjusted downward as follows:

K-Factor Annual Productivity Adjustments	2002	2003	2004	2005
Embratel and fixed line companies-domestic long-distance	4%	4%	5%	5%
Embratel-international long-distance	15%	15%	15%	15%
Fixed-line companies—local interconnection	10%	15%	20%	20%
Embratel and fixed-line companies—intra-regional long-distance and long-distance interconnection	4%	4%	5%	5%

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

International long-distance rates

Direct-dial international long-distance tariffs under our basic price plan are calculated on a per minute basis according to the country of destination, the time of day and the day of the week. For a breakdown of our current international long-distance tariffs, see “Item 4. Information on our Company—Rates—International Rates.”

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

The following discussion should be read in conjunction with the consolidated financial statements of Embratel Holdings and Embratel, including the notes thereto, included elsewhere in this annual report. The consolidated financial statements of Embratel Holdings and Embratel have been prepared in accordance with Brazilian corporate law, which differs in certain respects from U.S. GAAP. Note 30 to our consolidated financial statements and Note 30 to Embratel’s consolidated financial statements provide a description of the principal differences between U.S. GAAP and Brazilian corporate law as they relate to the financial statements, and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates presented. For a discussion of the presentation of our financial information, see “Presentation of Financial and Other Information.” This section contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information—Risk Factors” and the matters set forth in this annual report generally.

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

We expect 2004 to continue to be challenging, as we strive to defend our markets from competitors, enter new markets and continue to reduce our debt. Our challenges include:

•	Increasing competition. Our domestic and international long distance markets were opened to full competition from Telemar and Telefonica in 2002, and these competitors have begun to gain market share at our expense. In January 2004, Brasil Telecom received the authorization to compete in all markets. Together with Intelig, these competitors are placing pressure on our prices and competing with us for attractive customers in our long distance and data businesses. We are pursuing a segmented marketing strategy to attract, retain and develop high-value customers.

•	Continuing to control costs. To maintain our profitability in the increasingly competitive Brazilian telecommunications environment, we must continue to implement strategies to improve operating efficiency. We plan to do this by continuing to control bad debt expense, lowering interconnection costs through regulatory initiatives and targeted network buildout, making capital expenditures to address new markets, lowering our financing costs and enhancing the productivity of our existing assets.

•	Seizing new opportunities. Our ability to expand our revenues will depend in large part on the degree to which we are successful in executing our strategy for entering new markets. Per-call carrier selection for mobile telephones was fully implemented in January 2004, expanding the addressable market for domestic and international long distance services. We believe the initial months under the new system will play a major role in forming consumer carrier selection habits. Similarly, we anticipate fierce competition from the incumbent local telecommunications providers as we begin to expand our local telephone services.

•	Acquisition by Telmex. MCI is in the process of finalizing the sale of its controlling stake in Embratel Holdings to Telmex. The change of control will result in costs related to the transition and integration process, including new software licenses and costs associated with our retention plan for management and other key personnel, and will expose us to a number of risks that we describe in more detail in “Item 3. Key Information—Risk Factors.”

•	Responding to changes in the competitive landscape due to new technology. New technologies such as voice over IP and next-generation networks have the potential to significantly transform the competitive landscape in the telecommunications business. Our long-term success will depend in part on our ability to adapt our business to these changes and take advantage of new technologies.

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

Results of Operations of Embratel Holdings

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

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Interconnection and facilities	R$	3,538.8	48.0%	R$	3,234.0	45.9%	(8.6)%
Depreciation		981.4	13.3		977.9	13.9	(0.4)
Personnel		228.0	3.1		214.8	3.0	(5.8)
Third-party services (1)		204.3	2.8		222.5	3.2	8.9
Other		48.5	0.6		65.9	0.9	35.9

Total	R$	5,001.0	67.8	R$	4,715.1	66.9	(5.7)

(1)	Primarily maintenance of telecommunications equipment and public services (energy).

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

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Allowance for doubtful accounts	R$	627.1	8.5%	R$	353.1	5.0%	(43.7)%
Personnel		246.7	3.4		238.9	3.4	(3.2)
Third-party services (1)		207.3	2.8		180.1	2.5	(13.1)
Depreciation and amortization		3.5	0.1		4.2	0.1	20.0
Other		10.5	0.1		12.6	0.2	20.0

Total	R$	1,095.1	14.9	R$	788.9	11.2	(28.0)

(1)	Primarily marketing, advertising, advisory and consulting expenses.

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

	Year ended December 31,						Percentage Change
	2002			2003
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2002 vs. 2003
Third-party services (1)	R$	517.9	7.0%	R$	486.5	6.9%	(6.1)%
Taxes		80.1	1.1		73.2	1.1	(8.6)
Personnel		134.9	1.9		141.7	2.0	5.0
Depreciation and amortization		157.3	2.1		170.7	2.4	8.5
Management fee—MCI		36.2	0.5		14.0	0.2	(61.3)
Employee profit sharing		31.3	0.4		49.6	0.7	58.5
Other		37.0	0.5		48.5	0.7	31.1

Total	R$	994.7	13.5	R$	984.2	14.0	(1.1)

(1)	Primarily the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

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

Financial income (expense), net

We incurred net financial expense of R$159.9 million in 2003, compared to an expense of R$1,552.4 million in 2002. The improvement resulted primarily from:

•	Net monetary and foreign exchange gain (loss). We recorded a net monetary and foreign exchange gain of R$106.3 million in 2003, compared with a net monetary and foreign exchange loss of R$1,292.2 million in 2002. This change resulted from the effect of the 18.2% appreciation of the real against the U.S. dollar in 2003 (compared to the depreciation of 52.3% in 2002) on the unhedged portion of our U.S. dollar-denominated debt, net of gains and losses on our derivatives contracts.

•	Net interest expense. Net interest expense increased to R$266.2 million in 2003 from R$260.1 million in 2002. This increase primarily reflects higher interest expenses due to the refinancing program described below in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Refinancing of Loans Maturing in 2003 and 2004.” As loans mature and are extended under this program, the cost of borrowing will likely increase. However, this will occur over an extended period of time based on the normal maturity dates of these loans if these loans are not prepaid. This increase was partially offset by a recovery in 2003 of R$28.5 million of interest on the amounts of COFINS taxes that we had overpaid on exported services in prior periods.

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

	Year Ended December 31,						Percentage Change
	2001			2002			2001 vs. 2002
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues
Domestic long distance	R$	4,555.3	58.9%	R$	4,356.8	59.1%	(4.4)%
International long distance		1,131.2	14.6		931.3	12.6	(17.7)
Subtotal: Long distance net revenues		5,686.5	73.5		5,288.1	71.7	(7.0)
Data and Internet		1,691.1	21.9		1,756.5	23.8	3.9
Wholesale		123.6	1.6		75.9	1.1	(38.6)
Subtotal: Data net revenues		1,814.7	23.5		1,832.4	24.9	1.0
Local and other services		233.9	3.0		251.1	3.4	7.4

Net revenues	R$	7,735.1	100.0	R$	7,371.6	100.0	(4.7)

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

	Year Ended December 31,						Percentage Change
	2001			2002			2001 vs. 2002
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues
Interconnection and facilities	R$	3,841.6	49.6%	R$	3,538.8	48.0%	(7.9)
Depreciation		929.2	12.0		981.4	13.3	5.6
Personnel		230.0	3.0		228.0	3.1	(0.9)
Third-party services (1)		161.1	2.1		204.3	2.8	26.8
Other services		67.0	0.9		48.5	0.6	(27.6)

Net revenues	R$	5,228.9	67.6	R$	5,001.0	67.8	(4.4)

(1)	Primarily maintenance of telecommunications equipment and public services (energy).

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

	Year Ended December 31,						Percentage Change
	2001			2002
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2001 vs. 2002
Allowance for doubtful accounts	R$	1,155.5	14.9%	R$	627.1	8.5%	(45.7)%
Personnel		227.5	3.0		246.7	3.4	8.4
Third-party services (1)		176.6	2.3		207.3	2.8	17.4
Depreciation and amortization		2.9	0.0		3.5	0.1	20.7
Other		17.1	0.2		10.5	0.1	(38.6)

Total	R$	1,579.6	20.4	R$	1,095.1	14.9	(30.7)

(1)	Primarily marketing, advertising, advisory and consulting expenses.

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

	Year Ended December 31,						Percentage Change
	2001			2002			2001 vs. 2002
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues
Third-party services (1)	R$	432.8	5.6%	R$	517.9	7.0%	19.7%
Taxes		121.7	1.6		80.1	1.1	(34.2)
Personnel		162.7	2.1		134.9	1.9	(17.1)
Depreciation and amortization		129.5	1.7		157.3	2.1	21.5
Management fee—MCI		38.0	0.5		36.2	0.5	(4.7)
Employee profit sharing		18.2	0.2		31.3	0.4	72.0
Other		16.7	0.2		37.0	0.5	121.6

Total	R$	919.6	11.9	R$	994.7	13.5	8.2

(1)	Primarily the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

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

Income tax and social contribution benefit (expense)

Our income tax and social contribution for 2002 were a benefit of R$414.2 million compared to a benefit of R$222.1 million in 2001. See Note 13 to our consolidated financial statements and Note 13 to Embratel’s consolidated financial statements for a detailed discussion of deferred and recoverable taxes.

Results of Operations of Embratel for 2001, 2002 and 2003

Prior to the acquisition of Vésper in December 2003, Embratel Holdings conducted all of its operations through Embratel and its subsidiaries. As a result, the consolidated income statements for Embratel Holdings and Embratel for 2001, 2002 and 2003 are substantially identical, except for differences resulting from small amounts of income earned and expenses incurred at the holding company level. In 2003, the Embratel Holdings financial statements also differ due to the consolidation of one month of Vésper’s operations in Embratel Holdings’ financial statements. As discussed above, we expect Vésper to continue to grow. As Vésper grows, the differences between the financial statements of Embratel and Embratel Holdings may increase.

The following table summarizes, for the periods indicated, the consolidated income statements of Embratel compared to those of Embratel Holdings.

	Year Ended December 31,
	2001				2002				2003
	Embratel		Embratel Holdings		Embratel		Embratel Holdings		Embratel		Embratel Holdings
	(in millions of reais)
Net operating revenue	R$	7,735	R$	7,735	R$	7,372	R$	7,372	R$	7,012	R$	7,043
Cost of services		(5,229)		(5,229)		(5,001)		(5,001)		(4,685)		(4,715)

Gross profit		2,506		2,506		2,371		2,371		2,327		2,328
Operating income (expenses):
Selling expenses		(1,579)		(1,579)		(1,095)		(1,095)		(788)		(789)
General and administrative expenses		(917)		(920)		(992)		(995)		(969)		(984)
Other operating income (expenses), net		(3)		(3)		30		31		72		75

Operating income before financial income (expense)		7		4		314		312		642		630
Financial income		190		192		516		519		135		140
Financial expense		(890)		(890)		(2,071)		(2,071)		(299)		(300)

Operating income (loss)		(693)		(694)		(1,241)		(1,240)		478		470
Extraordinary non-operating income—ILL		—		—		198		198		—		—
Non-operating income (expense)		(76)		(76)		11		11		(70)		(70)

Income (loss) before income taxes and minority interest		(769)		(770)		(1,032)		(1,031)		408		400
Income tax and social contribution benefit (expense)		226		222		414		414		(137)		(137)

Income (loss) before minority interest		(543)		(548)		(618)		(617)		271		263
Minority interest		(12)		(6)		(16)		(9)		(37)		(39)

Net income (loss)	R$	(555)	R$	(554)	R$	(634)	R$	(626)	R$	234	R$	224

Liquidity and Capital Resources

Overview

Our principal uses of funds are for repayment of debt, capital expenditures and acquisitions. We expect our principal cash needs in 2004 to include R$700 to R$900 million for capital expenditures, repayment of R$ 878.4 million of long-term debt that matures in 2004, a dividend payment of R$102.0 million in February 2004 and R$131.0 million for the acquisition of CT Torres Ltda, which occurred in March 2004. We expect to meet these needs through a combination of cash and cash equivalents on hand (R$1,719.5 million at December 31, 2003), operating cash flow (R$1,037.3 million in 2003), and to the extent necessary, additional borrowings. We believe that these sources of funds will be adequate to meet our currently anticipated cash requirements for 2004. Given the substantial similarity between the consolidated balance sheet of Embratel Holdings and the consolidated balance sheet of Embratel, the consolidated liquidity and capital resources position of Embratel is similar to that of Embratel Holdings in all material respects.

Debt

Our total long-term indebtedness, (including current portion) was R$4,590.6 million at December 31, 2003. R$1,217.2 million of our debt matured in 2004, and in December 2003, we prepaid R$187 million of our long-term indebtedness.

Maturity profile of our long-term debt

In February 2003, we reached agreements with a number of our bank lenders to reschedule and refinance payments in respect of US$882 million in term loans and amortizing loans with original maturity or amortization payment dates in 2003 and the first half of 2004. We describe these arrangements below under “Item 5. Operating and Financial Review and Prospects—Refinancing of Loans maturing in 2003 and 2004.” Under the arrangements, maturities in 2003 have already been rolled over, and the maturities in the first half of 2004 will be rolled over as they become due.

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

For information on recently issued accounting pronouncements and our assessment of their likely effect on our financial statements, please see Note 31.d to our consolidated financial statements and Note 31.d to Embratel’s consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Embratel Holdings

We are administered by a board of directors (Conselho de Administração) and executive officers (Diretoria), and overseen by a fiscal council (Conselho Fiscal). Telmex is in the final stages of acquiring MCI’s ownership stake. See “Item 3—Key Information—Risk Factors—Risks Related to Our Business—MCI is Selling Its Controlling Stake in Embratel Holdings to Telmex.” On June 7, 2004, the board of directors of each of Embratel Holdings and Embratel accepted the resignation tendered by Jorge Luis Rodriguez from his positions as President and Chief Executive Officer of Embratel Holdings and as the President of Embratel and the board of directors of Embratel Holdings accepted the resignation tendered by Cláudia de Azerêdo Santos from her position as an officer of Embratel Holdings. These resignations will take effect on the later of the closing of the sale to Telmex or July 31, 2004, but in any event not later than November 8, 2004. Mr. Rodriguez retains his position as a member of the boards of Embratel Holdings and Embratel.

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

Dilio Sergio Penedo, born on July 5, 1942, has served as a Vice-Chairman of the board of directors since August 1998. He served as General Area Manager for South America at SAFT, a company of the Alcatel Alsthom Group, as President of Nife—Argentina, as Superintendent Director of Indesul—Saft Equipamentos Eletronicos and as Superintendent Director of Nife Brasil—Sistemas Elétricos. In addition, he served as President of Embratel from February 1995 until November 1999, and President of Embratel Holdings. from May 22, 1998 to December 19, 2002. He holds a degree in electrical engineering from Pontifical Catholic University of Rio de Janeiro.

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

Jorge Luis Rodriguez, born on April 3, 1957, was appointed as a member of the board of directors in September 2000, effective on March 14, 2001. He has been the President of Embratel since November 1999 and was elected President and Chief Executive Officer of Embratel Holdings on December 19, 2002. Prior to joining Embratel, he served as Chief Marketing Officer and Senior Vice President of MCI’s Global Ventures and Alliances group. Prior to that, he served as Chief Marketing Officer for Avantel, the Mexican joint venture between MCI and Grupo Financiero Banamex-Accival. Mr. Rodriguez joined MCI in 1979 and held positions in marketing analysis, pricing and product management and development in MCI’s Business and Consumer Markets groups. Mr. Rodriguez is resigning his position as President and Chief Executive Officer of Embratel Holdings and as President of Embratel, which resignation shall take effect as described above. He retains his position as a member of the boards of directors of Embratel Holdings and Embratel.

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

Luis Fernando Motta Rodriguez, born on June 3, 1962, has served as a member of the board of directors since 1998. He is also the President of MCI Holding do Brasil Ltda., MCI Telecomunicações do Brasil Ltda., MCI International Telecomunicações do Brasil Ltda., MCI Solutions Telecomunicações Ltda., New Startel Participações Ltda., Startel Participações Ltda. and Worldcom Holding do Brasil Ltda. He has served as a member of board of directors of Proceda Tecnologia e Informática S.A. He was a member of the board of directors of Embratel Holdings from 1998 to 2001. He also was an employee of Embratel from 1999-2004. He holds a degree in engineering from Universidade Federal Fluminense and MBA Management from Fundação Getúlio Vargas—FGV, Rio de Janeiro.

Executive officers

Embratel Holdings currently has a President, a Vice-President, a Chief Financial and Investor Relations Officer and two additional officers. The executive officers are responsible for day-to-day management. According to Embratel Holdings by-laws, there can be no fewer than two and no more than nine executive officers, one of them being the President. The board of directors has appointed each of the current executive officers for a three-year term, which began on April 19, 2004 and each of them may remain in office until reappointed or replaced. Executive officers may be successively reappointed.

The following are the current executive officers and their respective positions.

Name	Position
Jorge Luis Rodriguez	President and Chief Executive Officer*
Daniel Eldon Crawford	Vice-President
Norbert Glatt	Chief Financial Officer & Investor Relations Officer
Cláudia de Azerêdo Santos	Officer*
Sultana Shamim Khan	Officer

(*)	Resignation will take effect on the later of the closing date of the sale by MCI to Telmex of its controlling stake in Embratel Holdings and July 31, 2004, but in any event not later than November 8, 2004.

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

Cláudia de Azerêdo Santos, born on July 21, 1961, was appointed an officer of Embratel Holdings in September 2003 and has served as General Counsel of Embratel Holdings and Embratel since August 2003. She previously worked as Associate General Counsel for Aracruz Celulose S.A., and as General Counsel for Companhia Siderúrgica Nacional—CSN. She was also officer for Fundação CSN. Since August 2003, she has served as a member of the Board of Directors of Tele-Norte Celular Participações S.A. She was a member of the Board of Directors for Itá S.A. from 2000 to August 2003. She was an alternate member of the Board of Directors for Light S.A. and Metropolitana S.A. Ms. Santos holds a degree from Candido Mendes Law School, in Rio de Janeiro and has attended various courses, including the Stanford Executive Program from Stanford University, California. Ms. Santos is resigning her position as officer of Embratel Holdings, which resignation shall take effect as described above.

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

Name	Position
Edison Giraldo	Member
Ruy Dell’Avanzi	Member
Erasmo Simões Trogo	Member	*
Angela Silva de Carrijo Roda	Alternate	*
Alberto Serpa Coelho	Alternate

(*)	– appointed by minority shareholders.

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

There is no legal provision that requires Embratel Holdings to have independent directors.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of Embratel Holdings do not meet at regularly scheduled executive sessions without management.

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	As a controlled company, Embratel Holdings would not be required to comply with the nominating/corporate governance committee requirements if it were a U.S. domestic issuer.
	“Controlled companies” are not required to comply with this requirement.	Embratel Holdings does not have a nominating/corporate governance committee.

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

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

	“Controlled companies” are not required to comply with this requirement.	Embratel Holdings has a stock option committee composed of three members of the board of directors.

303A.06 303A.07	A listed company must have an audit committee with a minimum of three independent directors that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.	Embratel Holdings has a permanent conselho fiscal, or fiscal council in accordance with the applicable provisions of Brazilian corporate law. As required by Brazilian corporate law, our fiscal council is independent of our management and external auditors. The primary responsibility of the fiscal council is to review management’s activities and the financial statements, and to report its findings to the shareholders.

Because Embratel Holdings has no audit committee, the entire board of directors is Embratel Holdings’ audit committee, as defined in the Sarbanes-Oxley Act of 2002

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian corporate law, shareholder preapproval is required for the adoption of equity compensation plans.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Embratel Holdings does not have formal corporate governance guidelines.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Embratel Holdings has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer and all officers and employees and a code of conduct that applies to the officers and managers of the finance area.

303A.12	Each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Embratel Holdings’ Chief Executive Officer will promptly notify the NYSE in writing after any executive officer of Embratel Holdings becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Embratel

Embratel is administered by a board of directors (Conselho de Administração) and its executive officers (Diretoria). Its board of directors is comprised of seven members. Pursuant to Embratel’s by-laws, all of Embratel’s directors are elected by the holders of Embratel’s common stock for a period of three years and may be reelected. Embratel’s board of directors holds regular meetings based on a pre-approved calendar and holds special meetings when called by its Chairman.

In connection with the sale by MCI of its controlling stake in Embratel Holdings to Telmex, Mr. Rodriguez is resigning his position as President of Embratel, which resignation shall take effect as described above. Mr. Rodriguez retains his position as a member of the board of directors of Embratel.

Board of directors

The following table lists the names and titles of each of the members of Embratel’s current board of directors.

Name	Position
Daniel Eldon Crawford	Chairman of the Board of Directors
Dilio Sergio Penedo	Vice-Chairman of the Board of Directors
Robert Kimbrough Lacy	Member
Luis Fernando Motta Rodrigues	Member
Jorge Luis Rodriguez	Member
Lídio Lins Neto	Member
Antônio Carlos Tettamanzy	Member
Cláudia de Azerêdo Santos	General Secretary

Set forth below are brief biographical descriptions of the members of the board of directors who are not members of the board of directors or executive officers of Embratel Holdings.

Robert Kimbrough Lacy, born June 28, 1957, has been a member of the Board of Directors of Embratel since April 19, 2004. He serves as Vice President, Equity Ventures, for MCI. From 1994 until 1999, he served as General Counsel and Secretary of the Board of Directors of Avantel, S.A., a joint venture of MCI and Grupo Financiero Banamex-Accival, which competes in the Mexican long distance market. He also served as MCI’s Vice President of International Alliances and Vice President of Latin American Business Operaitons. He holds a Bachelor of Arts degree in government and a law degree from the College of William and Mary in Virginia.

Lídio Lins Neto, born on November 4, 1963, has served as a member of the board of directors since March 2001. He has served as the Internal Audit Director of Embratel since July 1999. He holds a degree in accounting from Celso Lisboa University, Rio de Janeiro.

Executive Officers

Embratel currently has a President, an Exterior Business Officer, an Engineering and Network Operations Officer, a Chief Financial Officer and one other officer. The executive officers are responsible for Embratel’s day-to-day management. According to Embratel’s Bylaws, there can be no fewer than two and no more than thirty executive officers, one of them being the President. Embratel’s board of directors has appointed each of its current executive officers for a three-year term, which began on April 25, 2003 and they may remain in office until reappointed or replaced. Executive officers may be successively reappointed.

The following table lists the names and titles of each of Embratel’s current officers.

Name	Position
Jorge Luis Rodriguez	President*
Purificacion Carpinteyro Calderón	Exterior Business Officer
Ivan Campagnolli Junior	Engineering and Network Operations Officer
Norbert Glatt	Chief Financial Officer
Sultana Shamim Khan	Officer

(*)	Resignation will take effect on the later of the closing date of the sale by MCI to Telmex of its controlling stake in Embratel Holdings and July 31, 2004, but in any event not later than November 8, 2004.

Set forth below are brief biographical descriptions of the officers who are not members of the board of directors of Embratel Holdings or Embratel, nor executive officers of Embratel Holdings.

Purificacion Carpinteyro Calderón, born on May 1, 1961, has served as officer of Embratel since November 1998. She has served as Vice President of Marketing and External Affairs. She holds a law degree from Mexico’s Escola Libre de Direito and a master’s degree from Harvard Law School. She has held the position of Director of Regulatory Affairs with MCI since 1997. She has also taken part in the privatization process of Guatemala and Brazil. In 1997, while working with Bank of Mexico, she joined the staff of Mexico’s ex-President, Dr. Ernesto Zedillo, in negotiations regarding the Mexican private sector’s debt to the international financial community. From 1995 to 1997, she was Vice President of Strategic Development with Iusacell, a Mexican local and long distance network wireless operator. She was also the Chairwoman of Telecommunications Operators X Section of the National Technology and Computing Chamber and the Chairwoman of Mexico’s Wireless Operators Association. Previously, she had led significant company privatization and purchase processes in Nicaragua, Cuba, Ecuador and Chile.

Ivan Campagnolli Junior, born on July 19, 1957, has served as an executive officer of Embratel since May 2000. He previously worked as Director of Engineering for Telecomunicações do Paraná – TELEPAR S.A. He was a Vice-President of Network for Telecomunicações de São Paulo – TELESP S.A. from September 1998 to May 2000. He holds a degree from INATEL (Instituto Nacional de Telecomunicações) and he has a specialization in Digital Communications and Signal Digital Processing from CEFET (Centro Federal de Educação Tecnológica).

Compensation

For the year ended December 31, 2003, the aggregate amount of compensation, including benefits in kind, pension, and other retirement benefits, provided to directors and executive officers of Embratel Holdings and its subsidiaries, as a group, was R$25.9 million.

Stock option plan of Embratel Holdings

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

Retention plan

We have a “Plan for Retention of Executives and Strategic Persons,” aimed at retaining the services of the President, the vice-presidents, Officers, managers, and other key employees who have specialized qualifications. The plan was adopted in 2000 and revised in 2003. Pursuant to the plan, we have entered into separate agreements with 37 individual participants, under which they are entitled to indemnification, specified compensation and benefits, including cash indemnities and certain continuing benefits upon termination. A change of control, such as the acquisition by Telmex of MCI’s interest, entitles certain participants to terminate their contract and receive cash indemnities and certain continuing benefits. All participants who have this right have exercised it. We estimate the maximum aggregate amount that will be payable under the cash indemnity provisions to all participants in the plan at R$93 million.

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

Telos operates independently from us, and its assets and liabilities are fully segregated from ours. See Note 22 to our consolidated financial statements and Note 22 to Embratel’s consolidated financial statements.

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

Share Ownership

None of our directors or executive officers individually beneficially owns one percent or more of our shares. None of Embratel’s directors or executive officers individually beneficially owns one percent or more of Embratel’s shares. See “Item 6. Directors, Senior Management and Employees—Compensation” for a discussion of our stock option plan.

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

Embratel

Embratel Holdings owns 98.77% of Embratel’s shares. There are no other shareholders who have more than 5% of Embratel’s shares.

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

Foreign source operating income

Foreign source operating income consists of payments made to us by foreign companies for connecting incoming international calls to Brazil. In March 1999, we received from the Federal Revenue Agency a tax assessment in the amount of R$287.2 million for failing to pay income tax on net foreign source operating income for the years 1996 and 1997. In June 1999, we received an assessment of an additional R$111.1 million for 1998. However, of this total approximately R$46.7 million has already been paid. We have appealed the remaining assessments. We intend to pay income tax on net foreign source income until this tax controversy is resolved. The first assessment is pending with the Tax Administrative Court. The second assessment was upheld at the administrative level. We have appealed this decision. On appeal, the Federal Tribunal has ruled against Embratel, but has not yet published the ruling, so we are not fully aware of its terms. The ruling will not be definitive until publication. We plan to continue to dispute the assessment and to discuss this issue with the appropriate authorities. See Note 21.1.c.2 to our consolidated financial statements and Note 21.1.c.2 to Embratel’s consolidated financial statements.

Withholding tax on remittances to foreign telecommunications companies

We regularly make payments to foreign telecommunications companies for completing international calls that originate in Brazil and terminate in a foreign country. Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 25% from payments to foreign companies for such services. However, pursuant to the International Telecommunications Regulations approved in Melbourne, Australia on December 9, 1988, known as the Melbourne Regulations, we have never withheld Brazilian income tax from such payments. In turn, the Federal Revenue Agency (SRF) concluded that, beginning in October 1998, we were exempt from any such withholding requirement. See Note 21.1.c.1 to our consolidated financial statements and Note 21.1.c.1 to Embratel’s consolidated financial statements.

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

Interconnection fee litigation

We are currently engaged in two lawsuits brought against us by two of the regional telecommunications operators regarding amounts that we allegedly owe those operators for interconnection. We won dismissal of the claims of one of the regional operators, but the judge decided against us in the other claim, awarding damages of R$219 million. Both decisions are currently under appeal. These regional operators also requested that we be required to pay the disputed amounts that they billed for interconnection and then we could sue for the refund of those disputed fees. We won both of these lawsuits, one on jurisdictional grounds and the other on the merits,although both are being appealed. In both of these lawsuits we were required to deposit the contested amounts with the courts. Although we won both claims, we still have R$212.4 million on deposit with the courts, pending the resolution of the appeals.

Miscellaneous litigation

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the normal course of business. These include, among others, an arbitration decision regarding a breach of contract claim, the assessment of fines regarding the INSS (Brazilian Social Security Institute), regulatory sanctions for failure to meet certain quality standards and a tax assessment regarding Star One’s administration of ICMS. For more information on these issues, see Note 21 of our consolidated financial statements and Note 21 to Embratel’s consolidated financial statements.

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

Embratel Holdings

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

Embratel

Embratel is subject to mandatory dividend requirements in respect of its common shares that are substantially similar to the requirements that apply to Embratel Holdings with respect to Embratel Holdings’s common shares. Embratel does not have any preferred shares outstanding and therefore has no preferred dividend requirements. Because Embratel’s shares are issued in nominative form, dividends are paid directly to each shareholder. Embratel is not required to adjust the amount of paid-in capital for inflation.

Our recent refinancing has imposed restrictions on Embratel´s ability to pay dividends. Under the refinancing agreements, Embratel is prohibited from paying dividends other than:

•	dividends on its capital stock in the form of shares of additional capital stock; and

•	cash dividends on its capital stock (or cash interest on capital – juros sobre capital próprio) in an amount equal to the greatest of:

o	the minimum amount required by applicable law,

o	the minimum amount required by Embratel´s by-laws as consolidated by the extraordinary general meeting of the shareholders of Embratel held on November 26, 2002, and

o	the minimum amount necessary to avoid having Embratel Holdings’s preferred shareholders obtain a right to vote due to such shareholders’ non-receipt of dividends.

ITEM 9.	THE OFFER AND LISTING

Price History of Stock

	Prices per 1,000 preferred shares of the registrant
	High		Low
	(in nominal reais)
1999	R$	49.00	R$	12.30
2000		53.00		23.50
2001		34.80		6.20
2002		11.38		1.35
2003		10.95		2.87

2002

First Quarter		11.38		7.35
Second Quarter		7.82		1.42
Third Quarter		3.08		1.35
Fourth Quarter		4.49		2.02

	Prices per 1,000 preferred shares of the registrant
	High	Low
	(in nominal reais)
2003
First Quarter	4.90	2.86
Second Quarter	7.37	3.56
Third Quarter	7.77	5.21
Fourth Quarter	10.95	7.60

2004

First Quarter	9.84	7.39

December 2003	10.95	9.12
January 2004	9.84	8.44
February 2004	9.20	7.39
March 2004	9.52	7.66
April 2004	9.18	8.21
May 2004	8.86	6.22
June 2004 (through June 7, 2004)	7.29	6.82

The table below sets forth for the periods indicated the high and low sales prices for our ADSs as reported on the New York Stock Exchange.

	U.S. dollars per ADS
	High		Low
1999	US$	27.38	US$	9.13
2000		31.00		11.75
2001		17.63		2.25
2002		4.88		0.40
2003		18.42		4.00

2002

First Quarter		4.88		2.75
Second Quarter		3.41		0.40
Third Quarter		1.00		0.42
Fourth Quarter		1.30		0.45

2003

First Quarter		7.20		4.00
Second Quarter		12.75		5.45
Third Quarter		13.40		8.56
Fourth Quarter		18.42		13.20

2004

First Quarter		17.20		12.30
December 2003		18.42		15.59
January 2004		17.20		14.47
February 2004		15.92		12.30
March 2004		16.37		13.15

	U.S. dollars per ADS
	High	Low
April 2004	16.01	15.20
May 2004	14.99	9.73
June 2004 (through June 7, 2004)	11.72	10.85

On June 16, 2003, Embratel Holdings implemented a ratio change of our ADSs solely to comply with the minimum share price (US$1.00) requirement for maintaining Embratel Holdings’ ADS listing on the New York Stock Exchange. The ratio change is in the proportion of 1 ADS equal to 5,000 preferred shares. There was no change in the underlying preferred shares.

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

ITEM 10.	AD DITIONAL INFORMATION

By-laws of Embratel Hold ings

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

By-laws of Embratel

Embratel is registered before the Junta Comercial do Rio de Janeiro, JUCERJ, under No. 3330000340-1. According to Section 2 of its by-laws, the main corporate purpose is to operate, exploit and provide fixed commuted telephone services subject to the terms and conditions of the concession contracts. There are no provisions in Embratel’s by-laws with respect to (1) a board member’s power to vote on proposals in which the board member is materially interested, (2) a board members’s power to vote in favor of compensation for himself or herself in the absence of an independent quorum, (3) age limits for retirement of board members, (4) required shareholding for officer qualification, (5) anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control, or (6) disclosure of share ownership. However, Brazilian corporate law requires that a director (conselheiro) of a corporation (sociedade anônima) own shares in that corporation. See “Item 10. Additional Information—By-laws of Embratel Holdings” for a description of the conflict of interest provisions that apply to directors and executive officers under Brazilian corporate law.

Embratel’s issuance of commercial paper, and the incurrence of certain material obligations, shall be preceded by approval from the board of directors, according to the provisions set forth in Section 16 of Embratel’s by-laws.

Embratel’s share capital is comprised of common shares, all without par value. At December 31, 2003 and 2002, there were 4,723,843,847 common shares. Share capital may be increased by resolution of the board of directors, up to the limit authorized by the by-laws. Any increase in the authorized capital must be approved by shareholders’ vote.

Embratel’s controlling shareholder elected the members of the board of directors. Board members, even if elected by one specific shareholder, have fiduciary duties towards the company and all of its respective shareholders.

Voting Rights

Each of Embratel’s common shares entitles the holder to one vote at shareholders’ meetings. See “Item 10. Additional Information—By-laws of Embratel Holdings—Shareholders’ meetings” for a description of the Brazilian corporate law provisions relating to shareholders’ meetings.

Preemptive Rights

Each of Embratel’s shareholders has a general preemptive right to subscribe for shares of the same class in any capital increase, in an amount sufficient to keep the same proportional participation of each shareholder in total capital. Embratel must observe a minimum period of 30 days following the publication of the capital increase notice for the exercise of preemptive rights by shareholders. The right of participation in capital increases is assignable and negotiable under Brazilian corporate law. A shareholders’ meeting can eliminate preemptive rights under the circumstances described above under “Item 10. Additional Information—By-laws of Embratel Holdings—Preemptive rights.”

Redemption Rights

Embratel’s common shares are not redeemable, except for the right of a dissenting shareholder to seek redemption upon the circumstances described above in “Item 10. Additional Information—By-laws of Embratel Holdings—Redemption Rights.”

Form and Transfer

Embratel’s shares are nominative. The transfer of the shares is made in accordance with the applicable provision of Brazilian corporate law, which provides that a transfer of shares is effected by an entry made on its Share Transfer Book (Livro Transferência de Ações Nominativas).

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

Documents on Display

Embratel Holdings is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly files reports and other information with the SEC. Reports and other information filed by Embratel Holdings with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect Embratel Holdings’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which Embratel Holdings’ American depositary shares are listed. Embratel Holdings’ SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, and at the offices of the New York Stock Exchange. For further information on obtaining copies of Embratel Holdings’ public filings at the New York Stock Exchange, you should call (212) 656-5060. As of the date hereof, Embratel is not subject to the information requirements of the Securities Exchange Act of 1934.

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

Similarly, we are subject to market risk from changes in interest rates, which may affect the cost of our financing. As discussed in Note 25 to our consolidated financial statements and Note 25 to Embratel’s consolidated financial statements, we use derivative instruments to manage risks and reduce our exposure resulting from fluctuations in currency exchange rates. However, we do not cover entirely our exposure to the currency exchange rate fluctuation risks through the use of such derivative instruments.

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

Embratel Holdings has carried out an evaluation under the supervision and with the participation of Embratel Holdings’ management, including the Chief Executive Officer and Chief Financial Officer, of the

effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report. Embratel carried out a similar evaluation, relying primarily on Embratel Holdings’ evaluation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer of Embratel Holdings and the Chief Executive Officer and Chief Financial Officer of Embratel concluded that, as of the end of the period covered by this annual report, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that Embratel Holdings or Embratel, as applicable, files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There has been no change in Embratel Holdings’ or Embratel’s internal control over financial reporting, during the fiscal year ended December 31, 2003, that has materially affected or is reasonably likely to materially affect Embratel Holdings’ or Embratel’s internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Since we do not have an audit committee, our Board of Directors performs those functions. Our board of directors has determined that none of the members of the Board of Directors is an audit committee financial expert. Similarly, Embratel does not have an Audit Committee and its Board of Directors performs those functions. Embratel’s Board of Directors has also determined that none of the members of the Board of Directors is an audit committee financial expert. Neither we nor Embratel have yet identified an appropriate candidate for this position.

ITEM 16B.  CODE OF ETHICS

We have adopted a code of ethics that applies to the members of our financial department, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Embratel Holdings and of Embratel. The code of ethics is posted on our Internet website at http://www.embratel.com.br. A copy of the code of ethics may be obtained free of charge by accessing our website at the above address or contacting the Embratel Holdings investor relations department at (55) 21 21 21 64 74. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer nor to those of Embratel in 2003.

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

Audit Committee’s Pre-approval Policies

Our board of directors currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our board of directors requires management to obtain the board’s approval before engaging independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by Deloitte Touche Tohmatsu, the principal auditor to Embratel Holdings and its subsidiaries (including Embratel).

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to our financial statements beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	By-laws of Embratel Holdings (*)
1.2	By-laws of Embratel
1.3	Amendment to the By-laws of Embratel
4.1	Management Agreement (*)
8.1	Subsidiaries of Embratel Holdings
8.2	Subsidiaries of Embratel
12.1	Certification of Chief Executive Officer of Embratel Holdings
12.2	Certification of Chief Financial Officer of Embratel Holdings
12.3	Certification of Chief Executive Officer of Embratel
12.4	Certification of Chief Financial Officer of Embratel
13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel Holdings
13.2	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel
14.1	Stock Purchase Agreement dated as of March 12, 2004 between Telmex, WorldCom, Inc., MCI International, Inc., MCI WORLDCOM International, Inc. and MCI WorldCom Brazil, LLC (**)
14.2	First Amendment to Stock Purchase Agreement dated as of April 7, 2004, by and among Telmex, MCI, Inc., MCI International, Inc., MCI WorldCom International, Inc., and MCI WorldCom Brazil LLC (***)
14.3	Second Amendment to Stock Purchase Agreement, dated as of April 20, 2004, by and among Telmex, MCI, Inc., MCI International, Inc., MCI WorldCom International, Inc., and MCI WorldCom Brazil LLC (***)

*	incorporated by reference to the annual report of Embratel Holdings for the year ended December 31, 2002.
**	incorporated by reference to the current report of Form 8-K filed by MCI on March 18, 2004.
***	incorporated by reference to the current report of Form 8-K filed by MCI on April 23, 2004.

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

Dated: June 9, 2004.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.—EMBRATEL

By:	/s/ Cláudia de Azerêdo Santos
Name: Cláudia de Azerêdo Santos
Title: General Counsel

By:	/s/ Norbert Glatt
Name: Norbert Glatt
Title: Chief Financial Officer

Dated: June 9, 2004.

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

Empresa Brasileira de

Telecomunicações

S.A. - Embratel

Financial Statements for the Years Ended

December 31, 2003, 2002 and 2001

Report of Independent Public Accountants

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Empresa Brasileira de Telecomunicações S.A. - Embratel

Rio de Janeiro - RJ, Brazil

We have audited the accompanying consolidated balance sheets of Empresa Brasileira de Telecomunicações S.A. – Embratel and subsidiaries as of December 31, 2003 and 2002 and the consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003, all expressed in Brazilian Reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empresa Brasileira de Telecomunicações S.A. – Embratel and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, the changes in shareholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

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

DELOITTE TOUCHE TOHMATSU

Rio de Janeiro, Brazil

March 17, 2004 (except with respect to the matters discussed in Note 30 and 31, as to which the date is May 21, 2004).

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais)

ASSETS

	2003	2002
CURRENT ASSETS
Cash and cash equivalents	1,654,014	866,814
Trade accounts receivable, net	1,596,963	1,590,996
Deferred and recoverable taxes	436,717	408,892
Other current assets	257,076	249,055

Total current assets	3,944,770	3,115,757

NON-CURRENT ASSETS
Deferred and recoverable taxes	1,138,422	1,185,636
Legal deposits	361,511	257,495
Other non-current assets	48,980	40,385

Total non-current assets	1,548,913	1,483,516

PERMANENT ASSETS
Investments	39,888	267,071
Property, plant and equipment	7,138,034	7,795,867
Deferred assets	1,143	121,787

Total permanent assets	7,179,065	8,184,725

Total assets	12,672,748	12,783,998

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(In thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2003	2002
CURRENT LIABILITIES
Loans and financing	1,216,856	2,566,482
Accounts payable and accrued expenses	1,697,083	1,680,611
Taxes and contributions	324,065	229,649
Dividends and interest payable on capital	104,969	14,254
Payroll and related accruals	79,262	118,075
Employees’ profit sharing	52,107	42,113
Provision for contingencies	50,028	53,378
Actuarial liabilities – Telos	64,442	63,973
Related party liabilities	13,259	96,671
Other current liabilities	149,332	121,446

Total current liabilities	3,751,403	4,986,652

NON-CURRENT LIABILITIES
Loans and financing	3,340,221	2,325,453
Actuarial liabilities – Telos	328,803	338,982
Taxes and contributions	39,544	43,041
Sundry credits	13,976	26,093

Total non-current liabilities	3,722,544	2,733,569

DEFERRED INCOME	112,862	121,889

MINORITY INTEREST	161,957	165,469

SHAREHOLDERS’ EQUITY
Capital stock – paid-in	2,700,000	2,700,000
Capital reserves	999,162	998,494
Revenue reserves	1,224,820	296,805
Retained earnings	—	781,120

Total shareholders’ equity	4,923,982	4,776,419

Total liabilities and shareholders’ equity	12,672,748	12,783,998

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais, except net income (loss) per thousands shares)

	2003	2002	2001
GROSS OPERATING REVENUE:
Telecommunications services	9,139,348	9,482,424	10,326,126
Gross revenue deductions	(2,127,263)	(2,110,794)	(2,591,045)

Net operating revenue	7,012,085	7,371,630	7,735,081
Cost of services	(4,685,259)	(5,000,987)	(5,228,927)

Gross profit	2,326,826	2,370,643	2,506,154

OPERATING INCOME (EXPENSES)
Selling expenses	(788,386)	(1,095,089)	(1,579,596)
General and administrative expenses	(969,426)	(991,751)	(916,759)
Other operating income (expenses), net	72,617	30,529	(2,951)

Total	(1,685,195)	(2,056,311)	(2,499,306)

OPERATING INCOME BEFORE FINANCIAL EXPENSES, NET	641,631	314,332	6,848
Financial expense, net	(163,523)	(1,555,861)	(699,672)

OPERATING INCOME (LOSS)	478,108	(1,241,529)	(692,824)
Extraordinary non-operating income– ILL	—	198,131	—
Non-operating income (expense)	(70,485)	11,041	(75,873)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	407,623	(1,032,357)	(768,697)

Income tax and social contribution benefit (expense)	(137,411)	414,274	226,147
Minority interest	(36,497)	(16,398)	(12,335)

NET INCOME (LOSS) FOR THE YEAR	233,715	(634,481)	(554,885)

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)	4,723,844	4,723,844	4,723,844

NET INCOME (LOSS) PER THOUSAND OUTSTANDING SHARES (IN REAIS)	49.48	(134.31)	(117.46)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais)

	Capital stock paid-in	Capital reserves		Revenue reserves		Retained earnings	Total
		Interest on construction in progress	Other reserves	Legal reserve	Retention of profits Reserve for investments
BALANCES AS OF JANUARY 1, 2001	2,500,000	865,593	132,718	296,805	—	2,355,071	6,150,187
Capital increase with retained earnings	200,000	—	—	—	—	(200,000)	—
Prior period adjustment – Medical Assistance Plan (CVM Deliberation No. 371) – Note 22	—	—	—	—	—	(193,424)	(193,424)
Recognition of effects of the merger with Star One	—	—	—	—	—	9,025	9,025
Loss for the year	—	—	—	—	—	(554,885)	(554,885)

BALANCES AS OF DECEMBER 31, 2001	2,700,000	865,593	132,718	296,805	—	1,415,787	5,410,903
Donations and other	—	—	183	—	—	(186)	(3)
Loss for the year	—	—	—	—	—	(634,481)	(634,481)

BALANCES AS OF DECEMBER 31, 2002	2,700,000	865,593	132,901	296,805	—	781,120	4,776,419
Donations	—	—	668	—	—	—	668
Net income for the year	—	—	—	—	—	233,715	233,715
Destination of profits-
Constitution of legal reserve	—	—	—	11,687	—	(11,687)	—
Proposed dividends	—	—	—	—	—	(86,820)	(86,820)
Constitution of reserve for investments	—	—	—	—	135,208	(135,208)	—
Transfer to reserve for investments	—	—	—	—	781,120	(781,120)	—

BALANCES AS OF DECEMBER 31, 2003	2,700,000	865,593	133,569	308,492	916,328	—	4,923,982

		999,162		1,224,820

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais)

1 of 2

	2003	2002	2001
SOURCE OF RESOURCES:
From operations-
Net income (loss) for the year	233,715	(634,481)	(554,885)
Expenses (revenues) not affecting working capital-
Minority interests	36,497	16,398	12,335
Depreciation	1,104,645	1,075,128	998,368
Amortization	46,780	67,040	63,263
Monetary and foreign currency exchange variations and other charges on non-current liabilities	(391,756)	1,458,740	236,279
Monetary and foreign currency exchange variations and other revenues from non-current assets	(104)	—	120
Exchange variation on investments	48,736	(97,317)	(27,011)
Realization of deferred income	(20,396)	(19,132)	(26,767)
Reversal of provision for loss of investment	(10,000)	—	—
Loss on disposal of property, plant and equipment	21,761	5,887	76,398
Results from long-term derivative contracts	12,083	(228,536)	142,556
Long-term deferred income tax and social contribution	110,456	(696,869)	(168,590)
Actuarial liabilities update – Medical Health Care Plan	24,959	(16,736)	—
Impairment of goodwill	101,489	—	—
Deposits in court	35,539	—	—
Pension plan	46,846	—	—
Other operating revenues	(26,292)	(26,445)	(22,667)

	1,374,958	903,677	729,399
From third parties-
Increase in non-current liabilities-
Taxes and contributions	—	861	49,328
Loans and financing	2,111,129	722,585	1,712,118
Actuarial liabilities – Medical Assistance Plan Telos (Note 22)	—	—	193,424
Other liabilities	4,616	26,093	—
Transfer from non-current to current assets	82,187	44,075	273,778
Transfer from investment to current assets	189,274	—	—
Transfer from property, plant and equipment to current assets	14,650	—	—
Effect of the merger of Star One	—	—	9,025
Effect of the merger of Star One – minority interests	—	—	29,483
Decrease in non-current assets	—	181,220	—
Proceeds from sale of property, plant and equipment	4,784	5,766	7,938
Increase in deferred income	10,643	8,983	48,178
Other	668	1,479	—

Total sources of funds	3,792,909	1,894,739	3,052,671

(continue)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais)

2 of 2

	2003	2002	2001
APPLICATIONS OF FUNDS:
Increase in non-current assets	189,121	125,428	430,011
Decrease in non-current liabilities - taxes and contributions	26,225	173,122	—
Additions to investments	—	98	17,270
Additions to property, plant and equipment	488,754	1,034,700	1,465,008
Dividends	121,433	23,728	—
Effect of capital increase in Star One – minority interest	5,395	5,425	—
Prior year Adjustment (Note 22)	—	—	193,424
Transfer from current to non-current assets	104,541	—	—
Transfer of non-current to current liabilities	793,178	2,279,763	855,065

Total uses of funds	1,728,647	3,642,264	2,960,778

INCREASE (DECREASE) IN NET WORKING CAPITAL	2,064,262	(1,747,525)	91,893

CURRENT ASSETS:
At beginning of the year	3,115,757	3,328,309	3,339,115
At end of the year	3,944,770	3,115,757	3,328,309

	829,013	(212,552)	(10,806)

CURRENT LIABILITIES:
At beginning of the year	4,986,652	3,451,679	3,554,378
At end of the year	3,751,403	4,986,652	3,451,679

	(1,235,249)	1,534,973	(102,699)

INCREASE (DECREASE) IN NET WORKING CAPITAL	2,064,262	(1,747,525)	91,893

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in thousands, except as indicated)

1. OPERATIONS AND BACKGROUND

a. Incorporation

Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel” or the “Company”) started operating on September 16, 1965, in accordance with Law No. 4.117, dated August 27, 1962, providing long-distance services, and being responsible for domestic and international public telecommunications services.

On November 1, 2000, Empresa Brasileira de Telecomunicações S.A. - Embratel (“Embratel”) incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio – communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, the Holding Company transferred its Brazilian satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license is renewable, at a cost to the Company, for an additional 15-year term, subject to Anatel’s regulations.

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

b. Business and Regulatory Environment

Empresa Brasileira de Telecomunicações S.A. - Embratel, provides international and domestic long-distance telecommunications services in Brazil. These services include transmission of voice, data and other services, and are performed under the terms of a concession granted by the Federal Government, which will expire on December 31, 2005. The Company has the right to renew this license for an additional 20-year term, at a cost, subject to Anatel’s regulations.

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

The consolidated financial statements include the financial statements of Empresa Brasileira de Telecomunicações S.A. - Embratel. and it’s directly and indirectly owned subsidiaries, as follows:

	Voting capital stock
	Direct and/or indirect share (%)
	2003	2002
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	99.0	99.0
Embratel Americas, Inc.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	99.0	99.0
Embratel Uruguay S.A. (1)	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	—
Click 21 Comércio de Publicidade Ltda. (Note 1.a)	100.0	—
Vega 21 Participações Ltda. (1)	100.0	—
Vetel 21 Participações Ltda. (1)	100.0	—
Participation Investment, Inc. (2)	100.0	—
Embratel Clearinghouse Ltda. (Note 14)	—	100.0

(1)	On October 23, 2003, Embratel incorporated Vega 21 Participações Ltda. and Vetel 21 Participações Ltda., for the purpose of participating in the capital share of other companies, entities, associations or consortia, in Brazil and abroad.

(2)	During 2003, Embratel incorporated the subsidiary Participation Investment, Inc., located in Delaware, United States of America, for the purpose of investing and/or controlling investments.

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

f. Deferred assets

The December 31, 2003 deferred assets represent pre-operating expenses recorded in subsidiaries Click21 Comércio de Publicidade Ltda.

The 2002 deferred assets represent goodwill associated with the acquisition of the merged subsidiary Acessonet Ltda., which was being amortized over 5 years. This balance was written-off during 2003 (Note 16).

g. Vacation Pay Accrual

Cumulative vacation pay due to employees is accrued as earned.

h. Income Tax and Social Contribution

Income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution based on the assumption of its future realization, according to rules established by CVM Instruction No. 371/02 (see Notes 10, 13 and 19).

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

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in financial statements as from December 31, 2001.

p. Employees’ Profit Sharing

A provision for granting employees the right to a share of the profits is accrued based on management’s estimate, the payment of which is subject to approval at the Shareholders’ General Meeting. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Company and its subsidiary Star One recorded employees’ profit sharing as operating expenses in the statements of income (R$49,587, R$31,302 and R$18,155 for the years ended December 31, 2003, 2002 and 2001, respectively). Information on management profit sharing is included in Note 27 under heading Director’s Fees.

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

s. Minority Interests

Minority interests refer to the minority shareholder interests in the Star One subsidiary.

4. NET OPERATING REVENUE

	2003	2002	2001
Voice-
Domestic long-distance	4,051,721	4,356,796	4,555,279
International long-distance (1)	856,585	931,266	1,131,197

	4,908,306	5,288,062	5,686,476
Data & Internet-
Corporate and other	1,658,908	1,756,507	1,691,099
Telecommunications companies	97,236	75,932	123,630

	1,756,144	1,832,439	1,814,729
Other services	347,635	251,129	233,876

Total	7,012,085	7,371,630	7,735,081

(1)	During the year ended December 31, 2003, the Company began to report international long-distance revenues gross of the amounts payable to foreign administrators, settlement, which are recorded in cost of services. Previously, these revenues were reported net of settlement. The amounts payable to foreign entities totaled R$209,328, R$264,552 and R$274,125 in 2003, 2002 and 2001, respectively. This reclassification was made to align the Company’s procedures with the recent changes in the telecommunications market practices and facilitate comparability with other companies in the same industry. The prior year balances were reclassified for purposes of comparability.

The Company is required to collect ICMS (state value-added taxes) at an average rate of approximately 25% on all long-distance revenues in addition to PIS/COFINS taxes (federal taxes at a combined rate of 3.65%), and under Brazilian corporate law, this is classified as gross revenue deductions.

For the years ended December 31, 2003, 2002 and 2001, no single customer represented over 10% of total gross operating revenues.

5. COST OF SERVICES

	2003	2002	2001
Interconnection/facilities (1)	(3,212,868)	(3,538,843)	(3,841,612)
Depreciation and amortization	(976,536)	(981,351)	(929,201)
Personnel	(213,104)	(228,045)	(229,972)
Third-party services (2)	(220,510)	(204,281)	(161,124)
Other	(62,241)	(48,467)	(67,018)

Total	(4,685,259)	(5,000,987)	(5,228,927)

(1)	Embratel pays an interconnection fee when it accesses end customers via the network of another fixed-line telecommunications company. Interconnection fees principally relate to the connection between local exchanges and end customers. Until June 30, 2001, the Company paid a supplemental per minute charge for such interconnection, the Parcela Adicional de Transição (PAT). As mentioned on Note 4, the Company made certain reclassifications to the prior year balances to be consistent with current year presentation.

(2)	Refers substantially to the maintenance of telecommunications equipment and public services (utilities).

6. SELLING EXPENSES

	2003	2002	2001
Allowance for doubtful accounts	(352,579)	(627,136)	(1,155,498)
Personnel	(238,892)	(246,668)	(227,495)
Third-party services (1)	(180,156)	(207,335)	(176,643)
Depreciation and amortization	(4,173)	(3,484)	(2,882)
Other	(12,586)	(10,466)	(17,078)

Total	(788,386)	(1.095,089)	(1,579,596)

(1)	Refers substantially to marketing, advertising, legal and consulting expenses.

7. GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002	2001
Third-party services (1)	(480,897)	(515,305)	(394,237)
Depreciation and amortization	(170,716)	(157,333)	(129,548)
Personnel	(139,413)	(134,518)	(162,330)
Taxes	(72,644)	(80,029)	(121,423)
Management fee MCI	(14,024)	(36,232)	(36,399)
Employees’ profit sharing	(49,587)	(31,302)	(18,155)
Other	(42,145)	(37,032)	(54,667)

Total	(969,426)	(991,751)	(916,759)

(1)	Refers substantially to the maintenance of installations, public services, printing and postage of invoices, auditing and consulting expenses.

8. FINANCIAL EXPENSE, NET

	2003	2002	2001
Financial income-
Interest on temporary investments and other	239,769	177,982	90,095
Monetary variation – credit	1,258	396	257
Foreign currency exchange variation – (asset accounts) (1)	(106,026)	337,175	100,176

	135,001	515,553	190,528

Financial expenses-
Interest charges and other (2)	(509,082)	(441,596)	(341,106)
Monetary variation – charge	(53,066)	(41,652)	(41,710)
Foreign currency exchange variation – (liabilities accounts) (1)	263,624	(1,588,166)	(507,384)

	(298,524)	(2,071,414)	(890,200)

Total	(163,523)	(1,555,861)	(699,672)

(1)	In 2003, 2002 and 2001, the U.S. dollar devalued by 18.23%, revalued by 52.27% and devalued by 18.67%, respectively, against the Brazilian real, and the Japanese Yen devalued by 9.48%, revalued by 68.54% and revalued by 1.17% against the Brazilian Real, respectively, resulting in a recovery of foreign currency exchange variation results in the amount of R$263,624, R$(1,588,166) and R$(507,384), respectively, which include gains/(losses) on derivative contracts, in the amount of R$(409,938), R$703,474 and R$(80,747) in 2003, 2002 and 2001, respectively.

(2)	Other financial expenses refer to banking and fiduciary letters charges, PIS and COFINS levies on financial income and CPMF, totaling R$74,658, R$95,206, and R$67,977 in 2003, 2002 and 2001, respectively (Note 3.m).

9. NON-OPERATING INCOME (EXPENSES)

	2003	2002	2001
Revenues-
Gain on sale of permanent assets	8,009	5,766	7,938
Income from long-term investments (1)	1,032	6,888	40
Gain on sale of investments (Note 14)	92,808	—	—
Other	16,288	17,688	16,489
Expenses-
Write-off of permanent assets (2)	(143,637)	(11,653)	(84,336)
Withholding income tax on remittances to foreign telecommunications companies (Note 21.1 c.1)	(39,462)	—	—
Other	(5,523)	(7,648)	(16,004)

Total	(70,485)	11,041	(75,873)

(1)	Income from long-term investments includes income from the Company’s interests in the international satellite companies. These operations are owned by the users of the services and allocate revenues over expenses to their members, based on their rates of utilization of the services, with the objective of meeting a target rate of return.

(2)	On March 24, 2003, the principal customer of Acessonet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with Embratel. During the second quarter of 2003, this customer began disconnecting several circuits which were being provided based on the aforementioned contract. Consequently, in June 2003, Embratel wrote-off of the unamortized balance of goodwill related to Acessonet amounting to R$101,489. Additionally, the loss on sale of Intelsat amounting of R$18,679 is recorded in this line item (see Note 14).

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

The off-set of accumulated tax loss carry forwards and negative basis for calculation of social contribution is limited to 30% of the respective taxable income in each fiscal year. The losses carried forward have no expiration date. On December 31, 2003 and 2002, Embratel’s tax losses and negative basis for calculation of social contribution are as follows:

	2003	2002
Tax losses	1,074,911	1,079,118

Negative basis for calculation of social contribution	947,866	949,040

The composition of deferred tax assets and liabilities, based on temporary differences, is described in Notes 13 and 19, respectively.

a. Income Tax and Social Contribution

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income tax and social contribution benefits (expense) for the years ended December 31, 2003, 2002 and 2001 totaled R$(91,010), R$428,385 and R$242,700, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non taxable revenues (Note 13).

The components of income tax and social contribution for the years ended December 31 are as follows:

	2003	2002	2001
Current
Social contribution	(11,928)	(3,798)	(4,842)
Income tax	(34,473)	(10,313)	(11,711)

Total current expense	(46,401)	(14,111)	(16,553)

Deferred
Social contribution	(24,641)	113,398	65,923
Income tax	(66,369)	314,987	176,777

Total deferred (expense) benefit	(91,010)	428,385	242,700

Total	(137,411)	414,274	226,147

The current income tax and social contribution charge, reported in the statements of income of 2003, 2002 and 2001, arises substantially from the subsidiary Star One.

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

The reconciliation between income tax and social contribution based on statutory rates with the amounts recognized as income tax and social contribution benefit (expense) is as follows:

	2003	2002	2001
Net income (loss) before taxes and minority interest	407,623	(1,032,357)	(768,697)

Social contribution benefit (expense) at statutory rates	(36,686)	92,912	69,183
Tax benefit on amortization of goodwill from merger of SES Participações S.A.	(2,380)	(2,380)	(2,380)
Tax credit on foreign income	—	—	2,261
Non-deductible finance charges	—	4,981	(4,981)
Favorable decision on ILL lawsuit	—	12,961	—
Other	2,497	1,126	(3,002)

Social contribution benefit (expense)	(36,569)	109,600	61,081

Income tax benefit (expense) at statutory rates (25%)	(101,906)	258,089	192,174
Income tax benefit on amortization of goodwill from merger of SES Participações S.A.	(6,611)	(6,611)	(6,611)
Non-deductible finance charges	—	13,837	(13,837)
Favorable decision on ILL lawsuit	—	36,002	—
Other	7,675	3,357	(6,660)

Corporate income tax credit (charge) on statements of operations	(100,842)	304,674	165,066

Total (corporate income tax + social contribution)	(137,411)	414,274	226,147

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

2002
Reversal due to favorable decision on ILL suit	144,006
Reversal of financial expense – monetary variation	54,125

Total	198,131

11. CASH AND CASH EQUIVALENTS

	2003	2002
Cash	116	—
Bank accounts	131,623	268,794

Subtotal	131,739	268,794
U.S. dollars short-term certificates of deposit (1)	218,021	163,478
Marketable securities -
Foreign	116,237	128,686
Local	1,169,112	232,104
Bank Certificates of Deposit	18,905	73,752

Total	1,654,014	866,814

(1)	Short-term certificates of deposit represent highly liquid marketable securities denominated in U.S. dollars, with maturities of less than 90 days, funded from traffic revenues collected from international operators.

Marketable securities primarily represent highly liquid fixed income bonds with maturities of less than 90 days.

12. TRADE ACCOUNTS RECEIVABLES, NET

	2003	2002
Voice services	2,467,496	2,676,977
Data, telecom operators and other services	619,924	585,377
Foreign carriers	179,266	319,126

Subtotal	3,266,686	3,581,480
Allowance for doubtful accounts	(1,669,723)	(1,990,484)

Total	1,596,963	1,590,996

No single consumer accounted for more than 10% of total trade accounts receivable at December 31, 2003 and 2002.

13. DEFERRED AND RECOVERABLE TAXES

	2003	2002
Deferred tax assets-
Provision for write-off of property, plant and equipment	15,420	17,732
Tax losses	268,728	269,779
Negative basis for calculation of social contribution	85,307	85,414
Allowance for doubtful accounts	564,465	674,171
Tax credit on merger of SES Participações S.A.	17,983	26,974
COFINS/PIS – temporarily non-deductible	28,531	28,531
Other deferred taxes (provisions)	169,650	140,481
Withholding income tax (IRRF)	80,716	48,033
Recoverable income tax/social contribution	39,331	15,037
Value-added goods and services tax – ICMS	248,454	262,564
Other	56,554	25,812

Total	1,575,139	1,594,528

Current	436,717	408,892

Non-current	1,138,422	1,185,636

Deferred taxes were recorded based on the assumption of future realization, as follows:

a.	Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b.	Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from Star One, over a five-year period.

c.	Other temporary differences: realization will occur with the payment of accrued provisions and the actual write-off of underlying doubtful accounts.

Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2003 will be realized by the Company.

14. INVESTMENTS

	Ownership	2003	Ownership	2002
Other investments – at cost Satellite companies
Intelsat	—	—	2.346101%	169,428
Inmarsat	—	—	1.992840%	45,119
New Skies	2.104549%	38,981	2.104549%	47,671
Other		907		4,853

Total		39,888		267,071

The interests in satellite companies are denominated in U.S. dollars and translated to local currency as described in Note 3.d.

During 2003, Embratel sold to third parties 100% of its participation in the following companies:

Company	Month of disposal	Balance of investment	Sale amount	Gain/ (loss)
Intelsat Ltd.	July	137,717	119,038	(18,679)
Embratel Clearinghouse Ltda.	October	2,946	46,161	43,215
Inmarsat Ventures PLC	December	37,664	86,366	48,702
Telecommunications Companies	December	6,386	7,277	891

15. PROPERTY, PLANT AND EQUIPMENT

a. Composition

	2003			2002
	Cost (1)	Accumulated depreciation	Net book value	Net book value
Switching equipment	2,173,868	(896,709)	1,277,159	1,290,154
Transmission equipment (2)	8,089,220	(4,384,334)	3,704,886	3,996,919
Buildings and ducts	1,338,342	(691,871)	646,471	633,867
Land	190,495	—	190,495	189,869
Other assets
General use (3)	650,482	(443,633)	206,849	210,010
Intangible (4)	866,133	(382,539)	483,594	459,637
Telecom infrastructure (5)	644,334	(437,631)	206,703	199,706
Construction in progress	421,877	—	421,877	815,705

Total	14,374,751	(7,236,717)	7,138,034	7,795,867

(1)	Cost refers to acquisition or construction, monetarily restated through December 31, 1995.

(2)	Transmission equipment includes aerial, underground and building cables, private automatic exchanges and power equipment.

(3)	Vehicles, IT infrastructure, furniture and fixtures.

(4)	Mainly software licenses and rights of way.

(5)	Telecommunications support, leasehold improvements and energy and acclimatization system.

a.1.)	Assets related to the concession contract

Certain assets are allocated for use in services provided under the concession, which prevents their removal, disposal, assignment or use as guarantees in mortgages without the express prior authorization of the regulatory authority.

a.2.)	Assets acquired through financial leasing

In the first quarter of 2002, the Company decided to start capitalizing the assets acquired through financial leasing contracts and to treat the corresponding obligations as liabilities. Therefore, on the date of the adoption of this practice, the accumulated cost of the leased assets was identified, the related accumulated depreciation calculated according to the estimated useful life of the assets and the amount of the corresponding liabilities was determined and recorded. The adoption of this practice has not significantly impacted the financial statements. As of December 31, 2003 and 2002, the amount registered in property, plant and equipment was R$36,821 and R$56,412 (net of depreciation), respectively. The referred obligation was registered in accounts payable and accrued expenses, amounting to R$37,983 and R$80,176, as of December 31, 2003 and 2002, respectively.

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

The Company revised the depreciation rates applicable to approximately 70% of its property, plant and equipment. Consequently, since January 2003 switching equipment has been depreciated at a 10% annual rate (7.69% until December 31, 2002), and optical fiber cables (classified as transmission equipment) have been depreciated at a 5% annual rate (6.67% and 10% until December 31, 2002). This resulted of an increase in depreciation expense in the amount of approximately R$13 million for the year ended December 31, 2003.

The average depreciation rate for the year ended December 31, 2003 is 9.33% (8.94% and 10.29% for the years ended December 31, 2002 and 2001, respectively) and the balance of fully depreciated assets amounts to R$2,390,714 (R$1,701,506 on December 31, 2002).

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

The amendment provides that, if the construction of satellite C-1 is cancelled, Star One would be obliged to reimburse the contractor and its sub-contracted parties for the costs incurred until the date of cancellation, plus 5% of that amount, after subtracting the payments made.

16. DEFERRED ASSETS

	2003	2002
Pre-operating expenses	1,183	—
Goodwill	—	202,978
Accumulated amortization	(40)	(81,191)

Net book value	1,143	121,787

On July 23, 2001, Acessonet Ltda. was merged into Embratel. As required by CVM Instruction No. 319/99 for cases when goodwill paid is economically supported by forecast future profits, Embratel transferred the goodwill arising upon the acquisition of Acessonet, in December 2000, to a specific account in deferred charges.

On March 24, 2003, the principal customer of Acessonet Ltda. filed a lawsuit requesting the interruption of its long-term contract signed with Embratel. Consequently, the Company wrote-off the unamortized goodwill balance on December 31, 2003 (see Note 9).

17. PAYROLL AND RELATED ACCRUALS

	2003	2002
Wages and salaries	1,110	3,207
Accrued social security charges	66,686	68,110
Accrued benefits	11,466	46,758

Total	79,262	118,075

18. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2003	2002
Suppliers	1,313,668	1,238,298
International operators	226,148	326,306
Consignment for third parties/other	157,267	116,007

Total	1,697,083	1,680,611

19. TAXES AND CONTRIBUTIONS

	2003	2002
Indirect taxes -
ICMS (value-added tax)	124,220	57,479
PIS/COFINS (social/finance contributions)	34,856	26,566
PIS/Pasep - in suspension	132,261	112,034
PIS/COFINS – judicial deposit in court (increase of tax rate from 2% to 3%) (1)	2,514	2,514
ISS (municipal service tax)	9,628	7,786
Other	21,413	19,111
Income taxes -
Withholding income tax	115	6,612
Income tax/Social Contribution – estimate	283	281
Deferred taxes – liabilities-
Law No. 8,200/91 – supplementary monetary restatement	38,319	40,307

Total	363,609	272,690

Current	324,065	229,649

Non-current	39,544	43,041

(1)	In 1999, Embratel challenged Law No. 9,718/99 which increased: (a) the taxable revenues for calculation of PIS and COFINS, including financial income and exchange variation and (b) the COFINS rate from 2% to 3%. During this process, Embratel continued to accrue the total amount of the tax liability and made judicial deposits for the period from August 1999 through April 2001. In May 2001, the Company began paying PIS and COFINS. On August 29, 2002, Provisional Measure (PM) No. 66 was issued, which permitted the liquidation of fiscal liabilities that were being challenged in court without fines. Embratel decided to avail itself on PM No. 66 and paid this liability amounting to R$173,122, using the corresponding judicial deposits.

20. LOANS AND FINANCING

	2003	2002
Loans and financing	4,447,130	4,756,245
Accrued interest	109,947	135,690

Total	4,557,077	4,891,935

Current	1,216,856	2,566,482

Non-current	3,340,221	2,325,453

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

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is protected against exchange variation of the Brazilian Real through “swap” operations (Note 25.c.), as described below:

Current-
Portion of debt under swap or reais - denominated	1,036,977	85.2	95.61% CDI
Remaining debt	179,879	14.8	US$ + 6.43% p.a.

Total short-term debt	1,216,856	100.0
Non-current-
Portion of debt under swap or reais - denominated	1,462,271	43.8	104.22% CDI
Remaining debt	1,877,950	56.2	US$ + 8.44% p.a.

Total long-term debt	3,340,221	100.0
Total
Portion of debt under swap or reais - denominated	2,499,248	54.8
Remaining debt	2,057,829	45.2

Total debt	4,557,077	100.0

a. Model

	2003			2002
	Short term	Long term	Total	Short term	Long term	Total
Local currency -
Bank loans	149,053	860,337	1,009,390	13,451	—	13,451
Finame	6,848	20,228	27,076	4,168	14,508	18,676
Suppliers	—	—	—	1,686	—	1,686
Leasing	564	—	564	1,858	739	2,597

Total	156,465	880,565	1,037,030	21,163	15,247	36,410

Foreign currency -
Bank loans	993,600	1,634,016	2,627,616	2,932,217	2,337,974	5,270,191
Notes	7,997	794,530	802,527	—	—	—
Suppliers	2,858	5,818	8,676	2,266	4,848	7,114
Leasing	24,213	13,206	37,419	38,033	39,546	77,579
Swap / Hedge	31,723	12,086	43,809	(427,197)	(72,162)	(499,359)

Total	1,060,391	2,459,656	3,520,047	2,545,319	2,310,206	4,855,525

Total of debt	1,216,856	3,340,221	4,557,077	2,566,482	2,325,453	4,891,935

b. Repayment Schedule

The long-term debt amortization schedule, as of December 31, 2003, comprises the following yearly amounts:

2003
2005	1,625,051
2006	382,184
2007	271,007
2008	923,769
2009 through 2013	138,210

Total	3,340,221

c. Percentage breakdown of total debt by foreign currency/original index:

	2003		2002
	Exchange / Percentage rates		Exchange / Percentage rates
U.S. Dollar	2.889200	61.1%	3.533300	54.0%
Japanese Yen	0.027011	10.8%	0.029839	39.8%
Euro	3.650590	5.3%	3.701200	5.5%
CDI	16.50%	22.1%	—	—
TJLP	11%	0.7%	10%	0.3%
Reais	—	—	—	0.4%

Total		100.0%		100.0%

d. Notes

In the beginning of December 2003, the Company issued notes, in the American and European financial markets, maturing 2008, at an interest rate of 11% per annum, in the amounts of US$200,000 and US$75,000. Funds raised were used to increase the average term of the Company’s debt, by replacing short-term debt through the pre-payment process agreed upon in the debt roll-over program, and R$185,328 were paid in December 2003.

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

f. Financial agreement for the construction of satellite – Star One

On April 19, 2002, Star One entered into a financial agreement with BNP Paribas in order to finance 85% of C1 satellite construction costs and 100% of the insurance premium agreed with Coface (“Compagnie Française d’Assurance pour le Commerce Extérieur”). The total amount was equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5-year contract. During the grace period, the interest rate would be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

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

The current agreement foresees the following guarantee clauses:

f.1.)	Starting July 1, 2005, the subsidiary Star One will make monthly deposits in the account “Debt Service Reserve Account” of the amounts in Reais equivalent to 1/12 (one twelfth), in US dollars, of the first semi-annual installment related to principal and interest. As from the date for beginning of the amortization period, foreseen to occur in November 2006, and until the final term of the agreement, the subsidiary Star One will keep deposited in the mentioned account the amount in Reais equivalent, in US dollars, to 115% of one semi-annual installment of the debt service;

f.2.)	A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case subsidiary Star One delays the payments contractually scheduled;

f.3.)	In the event of unavailability of the guarantee in the above mentioned item “f.1”, there is the guarantee of the accounts receivable originated from the agreement signed between Embratel and the subsidiary Star One for the cession of space segment; and

f.4.)	In the event of unavailability of guarantees “f.1” and “f.3”, as from July 1, 2006, Embratel is responsible for making deposits to the Debt Service Reserve Account, in the same terms of guarantees described in tem “f.1” above, limited to US$122,337;

f.5.)	During the term of the agreement, Embratel pledges to hold not less than 51% of the total voting shares of the subsidiary Star One;

f.6.)	The subsidiary Star One is bound by financial covenants to the creditor banks, on account of the renegotiated agreements, with respect to the level of indebtedness and the minimum earnings before financial results, income taxes, depreciation and amortization (“EBITDA”).

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

h. Guarantees

Until the date of roll-over of debt, the guarantees given in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, and are not secured by tangible assets, are legal instruments that can be executed judicially in the case of delays in payments, and may permit claims on assets. Such claims are enforceable by court permission in the event of the Company’s bankruptcy or failure to repay debt or interest. These promissory notes totaled R$4,403,321 as of December 31, 2003 (R$4,891,935 as of December 31, 2002). As a consequence of the roll-over of the debt, in addition to the referred promissory notes, new guarantees include part of the receivables from corporate customers of Embratel, as well as shares and dividends of the Star One subsidiary. Guarantees which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with “pari-passu” right of participation in guarantees.

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

Based on the facts currently available and on the legal advisors’ opinion, Company’s management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Contingencies that have been evaluated as probable losses are recorded in the financial statements, as follows:

	2003	2002
Commercial disputes with third parties (a)	14,118	17,268
Labor claims (b)	29,410	29,610
Other judicial claims (f)	6,500	6,500

Total	50,028	53,378

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

b. Labor Claims

The provision for loss on labor claims amounted to R$29,410 on December 31, 2003 (R$29,610 on December 31, 2002). Such amount represents management’s estimate, based on legal advice of the probable loss on numerous suits filed by current and former employees. Additionally, the Company had unaccrued labor contingencies, on December 31, 2003, in the amount of, approximately, R$38,712 (R$27,697 on December 31, 2002) related to those claims for which the probability of loss was estimated as possible by external legal counsel, thus no provision was recorded in the financial statements.

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

However, Embratel has never withheld Brazilian income tax from such payments, based on the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, which is in force in Brazil, having been approved by Decree Law No. 55, of October 4, 1989, ratified by a Presidential letter dated January 21, 1990, and promulgated by Presidential Decree No. 70, of March 26, 1991.

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

Based on the opinion of Embratel’s management and of external legal counsel, which consider that the probability of loss on the unprovided amount is possible, no additional loss provision has recorded with respect to this dispute.

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

In July 2002, the subsidiary Star One received two assessments by the ICMS tax authorities in the state of Rio de Janeiro, in the amount of R$236,000. These assessments refer to the ICMS tax on the rental of transponders and on broadband Internet services. The subsidiary Star One understands that there is no ICMS obligation on the referred services. In August 2003, the subsidiary Star One was notified of the decision at the first instance which did not modify the above mentioned assessment. The subsidiary Star One has appealed at the administrative level; a decision is still pending.

Star One’s management and external legal counsel believe that the probability of loss is possible and consequently, no provision was recorded in the financial statements with respect to this dispute.

In the meantime, the subsidiary Star One is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

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

The second claim, in the amount of R$342,000, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. There were substantial mistakes in the calculations of the tax auditor. In July 2002, in a decision at the first administrative level, Embratel’s understanding in relation to those mistakes was confirmed, thus the fine was reduced by R$220,000. Regarding the remaining amount of this claim – R$122,000 – an appeal was presented to a higher administrative level. In July 2003, a decision of the Second Chamber of the Taxpayers Council was issued, requiring the claim to be returned to the first administrative level, in order for a sole judge to deliberate on an investigation requested by Embratel.

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

Due to the non-accomplishment of quality targets, defined by Anatel in the General Plan of Quality Targets (“PGMQ”) to the fixed telephone services, Anatel filed several Administrative Procedures for Disregarding Obligations (“PADO”) against Embratel.

Based on the non-accomplishment of one of the quality index for long distance calls services – error in bills rate – during the period from January to May 2000, Embratel was officially notified by Anatel to a fine related to condemnatory proceeding of approximately R$7,000.

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

Regarding the lawsuit filed in Rio de Janeiro to charge the disputed amounts, referring to period from August 2001 to July 2002, the first legal court issued a decision in February 2004 judging in favor of the local operator. The effects of this decision will remain suspended until the judgment of the appeals presented by Embratel.

Regarding the lawsuit filed in Brasília to charge the disputed amounts, referring to the period from May 2000 to August 2002, decision in August 2003 extinguishing the lawsuit. The local operator appealed against these a decision as also Embratel requesting to recover the amount deposited in court of R$47,314, which is still under judgment by the superior court.

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

In April 2002, Embratel filed a lawsuit in order to cancel the contract of permission for remunerated use signed with Concessionária de Rodovias Integradas S/A – RODONORTE. Upon judgment of the aforementioned lawsuit, Embratel started depositing the amount of the agreed installments. Embratel and its external legal counsel evaluate the probability of loss in this claim as possible (R$715 as of December 31, 2003) and consequently, no provision was recorded.

21.2 – Commitments

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

Subsequent to the privatization, Embratel created a defined contributions plan through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. The subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor’s contribution ranges from 3% to 8% of the participants’ salary, in addition to the extraordinary contribution, provided in the plan’s by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

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

The above mentioned previdenciary pension and medical health care plans sponsored by Embratel and the subsidiary Star One are the only post-employment benefits granted to employees.

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements. Consequently, on December 31, 2001, Embratel recorded an additional liability in the amount of R$193,424 against shareholders’ equity in the form of a prior year adjustment. On December 31, 2003, that liability amounted to R$238,816 (R$213,857 as of December 31, 2002).

Reconciliation of Assets and Liabilities as of December 31, 2003:

	Defined benefit plan (DBP)		Defined contribution plan (2) (DCP)		Medical health care plan (MHCP)
Actuarial liabilities - present value	(1,006,720)		(1,184,807)		(293,582)
Fair value of the plan assets	1,010,540		1,090,485		61,864

Present value of liabilities in excess of assets in excess of liabilities and assets	3,820		(94,322)		(231,718)
Actuarial (gains) or losses unrecognized	65,345		(1,643	)(2)	(7,098)
Actuarial assets unrecognized by Embratel	(69,165	)(1)	(58,464	)(3)	—

Net actuarial liabilities	—		(154,429	)(3)	(238,816)

(1)	Actuarial assets are not recognized for the following reasons: (a) there is no forecast for reduction of future contributions; and (b) there are no assurances that this surplus will be maintained over the coming years.

(2)	Represents gains recorded related to the non-payment of interest and fines on income tax related to the period from January 1, 1997 through August 31, 2001, as provided by Normative Instruction No. 126 of the SRF, issued on January 25, 2002, and Provisional Measure No. 2,222, issued on September 4, 2001. The aforementioned gains are being deferred, in conformity with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.

(3)	Unrecognized actuarial assets by the agreement signed on September 1, 1999 (statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency). According to the statement, Embratel is committed to pay the amount stipulated in up to 20 years. The statement does not foresee the revision of the liability in an eventual future actuarial insufficiency.

Main actuarial assumptions for 2003 and 2002 used at balance sheet date:

a. Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns for plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a. (DBP and MHCP) Inflation + 2.0% p.a. = 7.1% p.a. (DCP)
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98(1)
(vi)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)	The wage and benefits capacity factor aims to reflect the monetary loss of the amounts verified on the date of evaluation, considering the periodicity and indexes used to recover losses due to inflation.

b. Other assumptions:

(i)	Table of general mortality rate	UP-94 with 2 year peaks
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer table of entry into disability
(iv)	Turnover	Not used (DBP and MHCP)

Statement of changes in actuarial liabilities:

	2003	2002	2001
Beginning balance	402,955	419,849	272,828
Plus – Interest and updating of actuarial obligations	33,924	58,548	42,405
Plus - Actuarial liabilities arising from CVM Deliberation No. 371 (medical health care plan)	24,959	—	193,424
Debt surplus – January to April 2003 - Voluntary Dismissal Program	15,413	—	—
Less – Payments made during the year	(84,006)	(75,442)	(88,808)

Actuarial liabilities	393,245	402,955	419,849

Current	64,442	63,973	61,506

Non-current	328,803	338,982	358,343

Actuarial liabilities breakdown:
Defined contributions plan (unsecured liabilities)	154,429	189,098	226,425
Medical assistance plan	238,816	213,857	193,424

Total	393,245	402,955	419,849

23. TRANSACTIONS WITH RELATED PARTIES

After privatization, the major transactions with related parties were entered into with MCI, under normal market conditions for these types of operations. Balances receivable and payable as of December 31, 2003 and 2002, resulting from such transactions, are as follows:

	2003	2002
ASSETS:
Current -
Foreign telecommunications operators (telephony traffic) -
MCI	64,390	86,379
Other	927	—
LIABILITIES:
Current-
Foreign telecommunications operators (telephony traffic) -
MCI	42,519	66,050
Proceda	158	167
Other telecom companies	2,553	1,980
Dividends payable – Embratel Participações S. A.	85,754	—
Dividends payable - Other	19,215	14,254
Management fee – MCI	6,851	92,871
Other liabilities – MCI	5,143	3,800
Other liabilities – Vésper	1,265	—

	2003	2002	2001
INCOME STATEMENT:
Net operating revenues -
International traffic MCI	132,782	128,760	135,616
International traffic other	971	—	—
Cost of services -
International traffic MCI	(68,953)	(85,623)	(74,460)
Proceda	(9,961)	(14,505)	(5,623)
Other	(823)	(4,591)	(1,570)
General and administrative expenses-
Management fee MCI	(14,024)	(36,232)	(36,399)
Consulting fee MCI	(297)	—	—
Financial expenses -
MCI Management fee exchange variation	(1,100)	(18,395)	(1,454)

The Company and MCI, through one of MCI ‘s affiliates, entered into a Management Agreement as of August 4, 1998, which was approved by the shareholders of the Company, pursuant to which MCI will provide advice regarding the management, operations and business of the Company. Under the agreement, the Company has to pay MCI as compensation for its management services in 1999 and 2000, an amount equal to one percent of the Company’s annual net revenue during each such year. The compensation for management services to be provided in 2001 and 2002 is one half percent of the Company’s annual net revenue in each such year. For 2003, the compensation for management services provided is two tenths of one percent of the Company’s annual net revenue for such year. During 2003, 2002 and 2001 the Company expensed R$14,024, R$36,232 and R$36,399, respectively, for management services fees pursuant to the Management Agreement.

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

b. Subsidiary Star One

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

As mentioned above, the Company manages risk arising from fluctuations in currency exchange rates by using derivative financial instruments, primarily swap agreements with banks. The Company’s policy is to hedge all new debt with maturity of less than three years (Note 20), except for new interest Notes debt. These operations are swaps between two variable rates: foreign currency and CDI (Interbank Deposit Certificate).

The contracts outstanding at December 31, 2003 can be summarized as follows (all amounts in thousands of Brazilian reais):

Variables	Date of contracts	Expiration dates	Number of contracts	Notional amount	Accounting balance (liability) as of December 31, 2003
Yen and CDI	May 8, 2001 to May 12, 2003	March 25, 2004 to June 01, 2004	9	207,468	516
US$ and CDI	October 31, 2001 to December 19, 2003	January 28, 2004 to December 12, 2008	49	1,063,108	43,293

			Total	1,270,576	43,809

Total gain/ (loss) on swap agreements realized during years 2003, 2002 and 2001 were R$(409,938), R$703,474 and R$(80,747), respectively.

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

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are shown below:

	As of December 31,
	2003		2002
	Book value	Market value	Book value	Market value
Loans and financing	4,513,268	4,863,513	5,391,294	4,547,315
Swap/Hedge	43,809	46,616	(499,359)	(323,535)

Liabilities	4,557,077	4,910,129	4,891,935	4,223,780

d.1.)	Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable - Current

The book values approximate the market values because of the high turnover of these instruments.

d.2.)	Loans and Financing

Interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities were used to estimate market value.

26. SHAREHOLDERS’ EQUITY

a. Capital Stock

The authorized capital on December 31, 2003 and 2002 is comprised of 10 billion common shares. The subscribed and fully paid-in capital stock amounts to R$2,700,000 at the end of 2003 and 2002. It is comprised of 4,723,844 thousand common shares without par value. The book value per share as of December 31, 2003 and December 31, 2002 amounts to R$1,042.37 and R$1,011.13, respectively, per batches of one thousand shares, expressed in reais.

The capital may be increased only by a decision taken at a shareholders’ meeting or by the board of directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders’ meeting.

b. Revenue Reserves – Legal Reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

c. Capital Reserve – Interest on Construction in Progress

Until 1998, in accordance with Ordinances No. 21 of February 21, 1994, and No. 03 of February 25, 1994, the Company recognized interest on construction in progress at the rate of 12% per annum on the capital invested in such construction. This interest was added to the cost of construction, and credited to the non-operating revenue, up to the limit of financial charges on third parties’ capital that financing the construction. The excess of the 12% over the total financial charges, if any, was credited to capital reserves.

d. Dividends and Interest on Capital

According to the Company’s by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company’s by-laws and in accordance with Brazilian corporate law. The proposed dividends are appropriated at year-end.

In 2003, dividends for payment to holders of shares were accrued, as shown below:

Total number of shares (per thousand)	4,723,844

Dividends per thousand shares (In reais)	18,38

Total dividends	86,820

For the years ended December 31, 2002 and 2001, the Company’s adjusted result, the basis for distribution of dividends, was negative.

e. Retained Earnings

In order to provide for permanent investment plans, duly documented in budgetary appraisals approved by management, as foreseen in Article 196 of the Corporate Law and in Article 8 of CVM Instruction No. 59, of December 22, 1986, the Company set up a reserve for investments with the adjusted net income remaining from 2003, of R$135,208. The outstanding balance of retained earnings, in the amount of R$781,120, is also being transferred to this reserve, and has the same purpose as adopted up to the year ended December 31, 2002. The proposal by the Company’s management will be deliberated in the General Shareholders Meeting.

f. Allocation of adjusted net income

Breakdown of adjusted net income:
Net income for the year	233,715
Constitution of legal reserve	(11,687)

Adjusted net income– basis for calculation of dividends	222,028
Dividends	(86,820)

Remaining Adjusted net income transferred to reserve for investments	135,208

27. DIRECTOR’S FEES

During the years 2003 and 2002, directors’ fees in the amount of R$25,821 and R$10,846, respectively, were classified under the heading of Operating Expenses.

28. COMMITMENTS WITH ANATEL (UNAUDITED)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of Embratel.

Indicator	Situation on December 31, 2003	Goal established by Anatel for 2004
Rates of international long distance calls completed in each peak period of fixed telephone switching services (goal in 2003: 65%)
Morning	68.7%	70.0%
Afternoon	69.4%	70.0%
Night	67.8%	70.0%
Rates of domestic long distance calls completed in each peak period of fixed telephone switching services (goal in 2003: 65%)
Morning	68.1%	70.0%
Afternoon	69.3%	70.0%
Night	65.4%	70.0%
Rates of calls completed with operator assistance in up to ten seconds in each peak period of fixed telephone switching services (goal in 2003: 93%)
Morning	97.3%	94.0%
Afternoon	96.3%	94.0%
Night	96.1%	94.0%
Requests for repair of public telephone sets out of every 100 telephones in operation (goal in 2003:12)	11.7	10
Number of invoices with error complaints out of every thousand invoices	0.06	2
Number of public telephones in operation	1,382	(1)

Notes:

(1)	There is no fixed goal for this indicator in the regulations.

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

30. SUMMARY OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES IN ACCORDANCE WITH BRAZILIAN CORPORATE LAW AND U.S. GAAP

As described in Note 2a, the consolidated financial statements are prepared in accordance with accounting practices generally adopted in Brazil. These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) (“Brazilian corporate law”) Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

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

During 2002 and 2001, the Company did not have any financings directly linked to fixed assets and consequently, no interest was capitalized under Brazilian corporate law. During all years presented, amortization under Brazilian corporate law is higher than that under U.S. GAAP because, prior to 1999, a significant portion of interest capitalized under Brazilian corporate law related to amounts credited to capital reserves that was not capitalized for U.S. GAAP purposes.

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

c. Pension and Other Post-retirement Benefits

Under Brazilian corporate law, the Company provides for the costs of pensions and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by Telos’ actuaries and certified by independent actuaries. For purposes of the U.S. GAAP reconciliation, the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions,” have been applied. The provisions of SFAS No. 87 were applied with effect from January 1, 1991 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$73,743 of the transition liability was transferred directly to shareholders’ equity at the implementation date.

Under Brazilian corporate law, the Company adopted CVM Deliberation No. 371 during the year ended December 31, 2001 and recorded as an adjustment to the opening shareholders’ equity an amount of R$193,424 (Note 22). This adjustment was reversed for U.S. GAAP purposes, since all effects of Pension and Other Post-retirement Benefits have already been recognized after applying SFAS Nrs. 87 and 106.

As fully described in Note 22, for Brazilian corporate law purposes, the recognition of other post-retirement benefit obligations was required since December 2001. Under U.S. GAAP, this pension and other post-retirement benefit obligations have been recorded as of January 1, 1991, resulting in a reconciling item for the unrecognized net actuarial gains and losses. See Notes 30.r. and 31.b.

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

e. Earnings per Share

Under Brazilian corporate law, net income per share is calculated on the number of shares outstanding at the balance sheet date. Under US GAAP the Company calculates earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of common stock equivalents. Since the Company had no common stock equivalents outstanding for all periods presented, diluted earnings per share is equal to basic earnings per share.

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

k. Stock Option Plan

Embratel Participações S.A., the Holding Company of Embratel, has maintained a stock option plan since December 17, 1998. The Company has granted shares to certain employees of Embratel and Star One, exercisable ratably over 3 years, at a grant price equal to market price at date of grant plus indexation based on the IGP-M until April, 2000. From then on, the exercise price is indexed to inflation using IGP-M in excess of 12% per annum until October 2001. As from then, the exercise price is no longer indexed. No options are exercisable for more than 10 years after date of grant.

Based on the terms of the plan, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. For all periods presented, compensation expense under U.S. GAAP related to the Company’s stock option plan is deminimis and consequently, has not been reflected as a U.S. GAAP adjustment.

The following table summarizes information about the shares granted and outstanding at December 31, 2003 and 2002:

2003
			Options outstanding			Options exercisable
Date of Grant	Range of Exercise Prices		Number Outstanding (in thousands)	Remaining Contractual life (years)	Weighted- average Exercise price (R$)	Number Outstanding (in thousands)	Weighted- average exercise price (R$)
October1, 2003	R$	7.31 – 7.80	2,550,000	9.83	7.60	—	7.60
August 7, 2003	R$	4.51 – 5.50	30,000	9.67	5.30	—	5.30
August 25, 2003	R$	5.51 – 6.00	50,000	9.67	5.90	—	5.90
February 7, 2003	R$	2.71 – 4.50	13,000	9.17	2.99	—	2.99
November 26, 2002	R$	2.51 – 2.70	2,667	8.92	2.67	—	2.67
October 9, 2002	R$	2.00 – 2.50	1,763,534	8.83	2.20	404,879	2.20
December 10, 2001	R$	7.81 – 9.70	22,000	8.00	9.44	11,000	9.44
October 5, 2001	R$	6.01 – 6.70	4,288,379	7.83	6.51	1,714,993	6.51
October 30, 2001	R$	6.71 – 7.30	11,500	7.83	7.17	5,750	7.17

			8,731,080			2,136,622

2002
			Options outstanding			Options exercisable
Date of Grant	Range of Exercise Prices		Number Outstanding (in thousands)	Remaining Contractual life (years)	Weighted- average Exercise price (R$)	Number Outstanding (in thousands)	Weighted- average exercise price (R$)
October 6, 2001	R$	6.50 – 6.99	5,746,099	8.76	6.51	1,555,930	6.51
October 30, 2001	R$	7.00 – 7.49	11,500	8.76	7.17	2,880	7.17
December 10, 2001	R$	7.50 – 9.50	29,500	8.76	9.44	7,380	9.44
June 30, 2002	R$	2.00 – 3.00	2,097,330	9.76	2.20	—	2.21

			7,884,429			1,556,190

2001
			Options outstanding			Options exercisable
Date of Grant	Range of Exercise Prices		Number Outstanding (in thousands)	Remaining Contractual life (years)	Weighted- average Exercise price (R$)	Number Outstanding (in thousands)	Weighted- average exercise price (R$)
October 6, 2001	R$	6.50 – 6.99	6,223,711	9.76	6.51	—	6.51
October 30, 2001	R$	7.00 – 7.49	11,500	9.76	7.17	—	7.17
December 10, 2001	R$	7.50 – 9.50	29,500	9.76	9.44	—	9.44

			6,264,711			—

The weighted-average prices of the exercisable options are increased by indexation up to December 31, 2000, based on the IGP-M variation, in accordance with the terms of the plan.

In October 1995, the Financial Accounting Standards Board issued SFAS Nr.123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. As all beneficiaries from this program are employees of Embratel and Star One, application of SFAS 123 would result in pro forma net income and earnings (loss) per share (“EPS”) amounts as follows:

	2003	2002	2001
U.S. GAAP net income (loss) -
As reported	395,274	(686,578)	(464,392)
Pro forma	386,015	(690,003)	(472,056)
Basic and diluted EPS -
As reported	83.68	(145.34)	(98.31)
Pro forma	81.72	(146.07)	(99.93)

The fair values of the options granted for the years ended December 31, 2003, 2002 and 2001 have been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Expected volatility	57.06%	64.44%	65.24%
Risk-free interest rate	16.76%	26.50%	13%
Weighted-average grant date fair value	R$5.55	R$2.47	R$7.41
Expected life	5 years	5 years	5 years
Dividend yield	0%	0%	0%

l. Goodwill and Negative Goodwill

Under Brazilian corporate law and CVM Instruction No. 319/99, the goodwill related to AcessoNet (see Note 16), defined as the excess of the acquisition cost over the book value of the net assets acquired, was reclassified to a deferred asset on the date of the merger into Embratel and was being amortized over 5 years. In 2003, the goodwill related to Acessonet was written-off (Note 16). Under U.S. GAAP, this amount remains classified as goodwill and, prior to January 1, 2002, was amortized over the same period. On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, “Intangible Assets.” Pursuant to SFAS 142, goodwill is no longer amortized and is subject to a yearly impairment test. The adoption of SFAS 142 on January 1, 2002 did not have an impact on the Company’s financial statements. For purposes of SFAS 142, the goodwill related to AcessoNet was allocated to the Telecommunications segment, which is considered to be a reporting unit. During the years ended December 31, 2003 and 2002, no impairment was recorded on the goodwill related to AcessoNet under U.S. GAAP. The U.S. GAAP adjustment represents the reversal of amortization expense recorded under Brazilian corporate law during the years ended December 31, 2003 and 2002 and of the impairment charge recorded during the year ended December 31, 2003.

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

q. Provision for Voluntary Dismissal Program

As described in Note 29, for Brazilian corporate law purposes, at December 31, 2002, Embratel recorded a provision in the amount of R$20,000 related to a voluntary dismissal program. Under U.S. GAAP, pursuant to Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” such costs may only be accrued if (i) they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan and the number and job classification of employees to be terminated, and (ii) the plan has been communicated to the employees. Since all of the criteria were not met at December 31, 2002, the provision was reversed for U.S. GAAP purposesin 2002 and booked for 2003.

r. Net Income (Loss) Reconciliation of the Differences Between U.S. GAAP and Brazilian Corporate Law

	2003	2002	2001
Income (loss) as reported under Brazilian corporate law	233,715	(634,481)	(554,885)
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 30.b.)	(103,785)	(96,016)	(99,125)
Capitalized interest (Note 30.a.)	29,414	101,730	156,080
Amortization of capitalized interest (Note 30.a.)	39,934	3,192	69,458
Pension and other post-retirement benefits- (Note 31.b.)
SFAS No. 87 adjustment	7,776	29,959	23,515
SFAS No. 106 adjustment	(3,347)	(3,124)	(21,072)
Reversal of goodwill amortization and impairment charge (Note 30.l.)	121,787	40,595	—
SFAS No. 133 – fair value of swap contracts (Note 30.p.)	173,017	(175,823)	—
Reversal of provision for voluntary dismissal program (Note 30.q.)	(20,000)	20,000	—
Items posted directly to shareholders’ equity accounts-
Other	(353)	553	6,793
Deferred tax effect of the above adjustments	(82,884)	26,837	(45,156)

U.S. GAAP net income (loss)	395,274	(686,578)	(464,392)

U.S. GAAP basic and diluted net income (loss) per thousand common shares	83.68	(145.34)	(98.31)

s. Net Equity Reconciliation of the Differences Between U.S. GAAP and Brazilian Corporate Law

	2003	2002
Total shareholders’ equity as reported	4,923,982	4,776,419
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 30.b.)	164,273	268,058
Capitalized interest (Note 30.a.)	(406,633)	(436,047)
Amortization of capitalized interest (Note 30.a.)	742,111	702,177
Reversal of proposed dividends (Note 30.i.)	86,820	—
Pension and other post-retirement benefits (Note 31.b.)
SFAS No. 87 adjustment	(46,012)	(53,788)
SFAS No. 106 adjustment	80,850	84,197
Reversal of goodwill amortization and impairment charges (Note 30.l.)	162,382	40,595
SFAS No. 133 – fair value of swap contracts (Note 30.p.)	(2,806)	(175,823)
Reversal of provision for voluntary dismissal program (Note 30.q.)	—	20,000
Other	(2,552)	(1,528)
Deferred tax effects of the above adjustments	(169,382)	(86,501)

U.S. GAAP shareholders’ equity	5,533,033	5,137,759

The deferred tax effect of the U.S. GAAP adjustments above of R$(169,382) and R$(86,501) as of December 31, 2003 and 2002 would be classified substantially as non-current on the balance sheet.

F-139

	2003	2002	2001
U.S. GAAP supplementary information-
Reconciliation of operating income (loss) under Brazilian corporate law to operating income (loss) under U.S. GAAP-Brazilian corporate law operating income	478,108	(1,241,529)	(692,824)
Exclusion from U.S. GAAP operating income-
Management fee	14,024	36,232	37,969
Net financial expense	163,583	1,555,861	699,672
Inclusion in U.S. GAAP operating income-
Amortization of capitalized interest	41,175	11,305	92,477
Extraordinary income – ILL (Note 10.c.)	—	198,131	—
U.S. GAAP adjustments-
Monetary restatement of 1996 and 1997 (Note 30.b.)	(96,000)	(96,016)	(98,702)
Pension and other post-retirement benefits (Note 31.b.)
SFAS No. 87 pension adjustment	7,776	29,959	23,515
SFAS No. 106 adjustment	(28,306)	(23,557)	(21,072)
Reversal of goodwill amortization and impairment charge (Note 30.l.)	20,298	40,585	—
Reversal of provision for voluntary dismissal program (Note 30.q.)	(20,000)	20,000	—
Other	(1,023)	626	10,246

U.S. GAAP operating income	579,635	531,597	51,281

Reconciliation of net revenue and cost of services under Brazilian corporate law to net revenue and cost of services under U.S. GAAP-
Net revenue under Brazilian corporate law	7,012,085	7,371,630	7,735,081
Gross revenue deduction – (value added and other sales taxes) (Note 30.o.)	2,102,908	2,110,794	2,591,045
Installation revenues (Note 30.m.)	2,675	5,222	3,067

Net revenue under U.S. GAAP	9,117,668	9,487,646	10,329,193

Cost of services under Brazilian corporate law	(4,685,259)	(5,000,987)	(5,228,927)
Gross revenue deduction - (value added and other sales taxes) (Note 30.o.)	(2,102,908)	(2,110,794)	(2,591,045)
Installation costs (Note 30.m.)	(2,675)	(5,222)	(3,067)

Cost of services under U.S. GAAP	(6,790,842)	(7,117,003)	(7,823,039)

Gross profit under U.S. GAAP	2,326,826	2,370,643	2,506,154

Total assets – under U.S. GAAP	13,376,467	13,798,168	13,057,325

Property, plant and equipment – under U.S. GAAP	16,011,284	14,674,794	13,891,358
Accumulated depreciation – under U.S. GAAP	(8,372,728)	(6,351,876)	(5,481,337)

Net property, plant and equipment – under U.S. GAAP	7,638,556	8,322,918	8,410,021

t. Statements of Changes in Total Shareholders’ Equity in Accordance with U.S. GAAP for the Years Ended December 31, 2003, 2002 and 2001

Total
Balances as of January 1, 2001	6,350,329
Loss under U.S. GAAP	(464,392)
Dividends of 2000 approved in 2001	(61,600)

Balances as of December 31, 2001	5,824,337
Loss under U.S. GAAP	(686,578)

Balances as of December 31, 2002	5,137,759
Net income under U.S.GAAP	395,274

Balances as of December 31, 2003	5,533,033

31. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a. Defined Contribution Plan

	2003	2002
Beginning balance - unfunded liability (*)	189,098	226,425
Plus – adjustments for percentage yield on plan assets	33,924	38,115
Plus – debt surplus – January to April 2003 – Voluntary Dismissal Program	15,413	—
Less – payments during the year	(84,006)	(75,442)

Ending balance	154,429	189,098

Total expense
Matching contribution plus risk benefits	19,379	20,108

Total	19,379	20,108

(*)	The unfunded liability of R$189,098 as of January 1, 2003 (R$226,425 as of January 1, 2002) represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

b. Pension and Post-retirement Benefits

Following are the disclosures required pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits.”

Pension Benefits

	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	894,115	744,374
Service cost	80	38
Interest cost	96,934	80,350
Plan participants’ contributions	140	254
Actuarial loss	52,857	139,918
Benefits paid	(82,708)	(70,819)
Assumptions	45,302	—

Benefit obligation at end of year	1,006,720	894,115

Change in plan assets
Fair value of plan assets at beginning of year	956,116	782,230
Actual return on plan assets	138,918	244,118
Employer contributions	192	333
Plan participants’ contributions	140	254
Benefits paid	(82,708)	(70,819)

Fair value of plan assets at end of year	1,012,658	956,116

Funded status	5,938	62,001
Unrecognized net transition obligation	2,915	3,607
Unrecognized net actuarial (gain)	(54,865)	(119,396)

Accrued benefit cost	(46,012)	(53,788)

	2003	2002	2001
Components of net periodic benefit cost
Service cost	220	292	522
Interest cost	96,934	80,350	75,068
Expected return on plan assets	(103,971)	(108,303)	(96,846)
Amortization of net transition obligation	693	693	693
Recognized net actuarial gain	(1,246)	(2,384)	(2,394)
Expected employee contribution	(214)	(274)	—
Actual Company’s contributions during the year	(192)	(333)	(558)

Net periodic benefit income	(7,776)	(29,959)	(23,515)

	2003	2002	2001
Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	9.00%
Rate of compensation increase	0.00%	0.00%	0.00%

The above rates are calculated over inflation as measured by the Fiscal Reference Unit (Ufir) through December 31, 1995 and the IGP-DI thereafter.

Other Post-retirement Benefits

	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	278,606	246,665
Service cost	118	140
Interest cost	30,960	27,433
Actuarial loss	(6,183)	13,098
Benefits paid	(8,594)	(8,147)
Administrative expenses	(1,325)	(583)

Benefit obligation at end of year	293,582	278,606

Change in plan assets
Fair value of plan assets at beginning of year	58,103	53,242
Actual return on plan assets	13,654	13,547
Administrative expenses	(1,325)	(583)
Employer contributions	25	44
Benefits paid	(8,594)	(8,147)

Fair value of plan assets at end of year	61,863	58,103

Funded status	(231,718)	(220,503)
Unrecognized net actuarial loss	73,752	90,843

Accrued benefit cost	(157,966)	(129,660)
Reversal of amount recorded under Brazilian corporate law	236,442	211,483

Effect on shareholders’ equity	78,476	81,823

	2003	2002	2001
Components of net periodic benefit cost
Service cost	118	139	214
Interest cost	30,960	27,433	25,075
Expected return on plan assets	(6,045)	(7,139)	(7,348)
Recognized net actuarial loss	3,298	3,168	3,195
Actual Company’s contributions during the year	(25)	(44)	(64)

Net periodic benefit cost	28,306	23,557	21,072

Reversal of amount recorded under Brazilian corporate law	(24,959)	(20,433)	—
Effect on U.S. GAAP net income	3,347	3,124	21,072

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	9.00%

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

Plan assets -

Pension assets totaled R$1,074,521 and R$1,014,219 at December 31, 2003 and 2002. The TELOS fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of TELOS are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2003 and 2002 as follows:

2003	Defined Benefit Plan		Defined Contribution Plan		Medical Plan		Total
Fixed Income	788.2	78%	560.5	95%	61.9	100%	1,410.6	85%
Stocks	132.6	13%	—	0%	—	0%	133.1	8%
Real State	77.6	8%	—	0%	—	0%	77.9	5%
Beneficiary Loans	14.3	1%	26.5	5%	—	0%	40.7	2%
TOTAL	1,012.7	100%	587.0	100%	61.9	100%	1,662.3	100%

2002	Defined Benefit Plan		Defined Contribution Plan		Medical Plan		Total
Fixed Income	661.0	69%	402.9	100%	58.5	100%	1,122.4	79%
Stocks	180.7	19%	—	0%	—	0%	180.7	13%
Real State	79.4	8%	—	0%	—	0%	79.4	5%
Beneficiary Loans	43.2	4%	—	0%	—	0%	43.2	3%
TOTAL	964.3	100%	402.9	100%	58.5	100%	1.425.7	100%

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

Approximately 32% of Embratel’s employees are affiliated with state and/or municipal labor unions, such as the Sindicato dosTrabalhadores das Empresas de Telecomunicação, known as Sinttel, which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas, known as Fenattel, or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações, known as Fittel, with which labor agreements are negotiated. Approximately 0.4% and 20% of the employees of subsidiaries BrasilCenter and Star One, respectively, are associated with labor unions. Labor agreements are negotiated for subsidiary BrasilCenter employees with labor unions in each of the five different states, where this company operates, and for subsidiary Star One employees, with the labor union of the state where subsidiary Star One’s headquarters are located. We have not experienced a work stoppage that has had a material effect on our operations for many years, which reflects our good relations with our employees and the labor unions representing them.

Labor agreements related to Embratel and subsidiary Star One are valid for 2 years. As for subsidiary BrasilCenter, 3 labor agreements valid for 2 years, and 2 labor agreements valid for 1 year were celebrated. For the labor agreements valid for 2 years, some economic issues are subject to revision after twelve months. All terms are subject to revision after the labor agreements expire. Currently, labor agreements related to Embratel and subsidiary Star One are effective. As for subsidiary BrasilCenter, 3 labor agreements are effective and 2 are in the initial phase of negotiation of their economic issues.

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

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106” (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. There is a provision deferring the effectiveness of this new rule for foreign plans as from periods ending after June 15, 2004, which is applicable for the Company. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans.

e. Segment information

The Company presents its segment information under U.S. GAAP in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS No. 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on same basis that the chief operating decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

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

	2003
	Telecommunications Segment	Space Segment	Consolidated
Property, plant and equipment, net	6,697,206	440,828	7,138,034

	2002
	Telecommunications Segment	Space Segment	Consolidated
Property, plant and equipment, net	7,356,693	439,174	7,795,867

	2003
	Telecommunications Segment	Space Segment	Eliminations (*)	Consolidated
Income Statements
Net revenue	6,815,441	378,520	(181,876)	7,012,085
Cost of services	(4,697,314)	(171,743)	183,798	(4,685,259)
Gross profit	2,118,127	206,777	1,922	2,326,826

Operating income (expenses)	(1,643,012)	(45,678)	3,495	(1,685,195)

Operating income	475,115	161,099	5,417	641,631

	2002
	Telecommunications Segment	Space Segment	Eliminations (*)	Consolidated
Income Statements
Net revenue	7,181,027	347,259	(156,656)	7,371,630
Cost of services	(4,926,008)	(230,750)	155,771	(5,000,987)

Gross profit	2,255,019	116,509	(885)	2,370,643

Operating income (expenses)	(2,003,464)	(58,136)	5,289	(2,056,311)

Operating income	251,555	58,373	4,404	314,332

	2001
	Telecommunications Segment	Space Segment	Eliminations (*)	Consolidated
Income Statements
Net revenue	7,548,818	314,028	(127,765)	7,735,081
Cost of services	(5,138,386)	(207,182)	116,641	(5,228,927)

Gross profit	2,410,432	106,846	(11,124)	2,506,154

Operating income (expenses)	(2,469,583)	(44,012)	14,289	(2,499,306)

Operating income (loss)	(59,151)	62,834	3,165	(6,848)

(*)	Eliminations refer basically to inter-segment transactions and balances eliminated on consolidation.

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

g. Statements of Cash Flows

The following statements of cash flows are prepared on the Brazilian corporate law reported figures, in accordance with the presentation requirements of SFAS No. 95, “Statement of Cash Flows”:

	2003	2002	2001
Cash provided by operations-
Net income (loss)	233,715	(634,481)	(554,885)
Adjustment to reconcile net income to cash provided
By operating activities-
Depreciation	1,104,683	1,075,131	998,368
Amortization	20,298	40,596	40,596
Exchange and monetary gains/losses	(281,509)	1,250,991	353,744
Minority interest	36,497	16,398	12,335
Net loss on permanent assets disposal	26,545	11,653	84,336
Goodwill write-off	101,489	—	—
Reversal of provision for investment losses	(10,000)	—	—
Increase (decrease) in allowance for doubtful accounts	(63,792)	538,416	901,133
Increase in provision for contingencies	(3,350)	19,805	6,238
Effect of capital increase completed by Star One	(5,425)	(5,425)	—
Decrease (increase) in trade accounts receivable	57,825	(200,134)	(377,176)
Decrease (increase) in deferred and recoverable taxes	6,115	(526,147)	(423,125)
(Increase) in other accounts receivables	(15,212)	(59,070)	(73,019)
Decrease (increase) in legal deposits	(111,734)	71,779	(55,565)
Increase (decrease) in payroll and related accruals	(38,813)	18,873	(1,719)
Increase in accounts payable and accrued expenses	18,201	111,490	164,039
Increase (decrease) in other current liabilities	(121,351)	134,289	(45,188)
Increase (decrease) in income tax and other taxes	90,920	(371,956)	(191,519)
Increase (decrease) in deferred income	(13,815)	(10,149)	21,411
Increase (decrease) in pension plan liability	(9,710)	(14,997)	104,616
Increase (decrease) in other non-current assets and liabilities	14,708	26,480	(54,139)
Effect of the merger of Star One	—	—	9,025
Effect of the merger of Star One – minority interests	—	—	29,447
Prior year adjustments – Medical Assistance Plan	—	—	(193,424)

	1,036,285	1,493,542	755,529

Cash flow from investing activities-
Additions to investments	—	(98)	(17,270)
Additions to property, plant and equipment	(488,068)	(1,034,700)	(1,465,008)
Deferred assets	(1,143)	—	—
Proceeds from sale of interest in subsidiary	248,157	—	—

	(241,054)	(1,034,798)	(1,482,278)

Cash flow from financing activities-
Loans repaid	(2,003,377)	(1,520,818)	(568,619)
New loans obtained	1,893,258	1,297,620	1,712,118
Swap/hedge settlement	132,888	—	—
Repurchase of shares	—	—	(65)
Sales of shares	—	—	374
Dividends paid	(30,896)	—	(184,765)

	(8,127)	(223,198)	959,043

Increase in cash and cash equivalents	787,200	235,546	232,294
Cash and cash equivalents at the beginning of the year	866,814	631,268	398,974

Cash and cash equivalents at the end of year	1,654,014	866,814	631,268

	2003	2002	2001
Supplemental disclosure of cash paid for- Income and social contribution tax paid	37,227	6,412	90,671
Interest paid	439,790	236,191	229,646

h. Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2003		2002
	Software licenses	Rights of way and other	Software licenses	Rights of way and other
Gross	505,934	360,199	374,958	348,455
Accumulated amortization	(214,859)	(167,680)	(130,470)	(133,306)

Net	291,075	192,519	244,488	215,149

Amortization expense	87,277	33,069	55,483	8,853

Amortization period (years)	5	*	5	*

(*)	Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2003	119,544
2004	99,592
2005	86,671
2006	56,096
2007	26,425

i. Goodwill and Other Intangible Assets – Adoption of SFAS 142:

	2003	2002	2001
Reported US GAAP net income (loss)	395,274	(686,578)	(464,392)
Add back: Goodwill amortization (net of deferred tax and minority interest effects)	—	—	26,464

Adjusted US GAAP net income (loss)	395,274	(686,578)	(437,928)

U.S. GAAP basic and diluted adjusted net income (loss) per thousand shares –

Reported net income (loss) – Common	83.68	(145.34)	(98.31)

Goodwill amortization – Common	—	—	5.60

Adjusted net income (loss) – Common	83.68	(145.34)	(92.71)

j. Renegotiation of debt

As described in Note 20.g, in March and April 2003, the Company finalized the renegotiation of a portion of its long-term debt with certain banking institutions. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the exchange of debt instruments with substantially different terms is considered a debt extinguishment for accounting purposes, resulting in the recognition by the debtor of gain or loss on extinguishment. The Company has determined that certain of the renegotiated debt agreements qualify for extinguishment treatment under EITF No. 96-19. The effect of accounting for the extinguishment is immaterial for the year ended December 31, 2003. Under Brazilian corporate law, the renegotiation of debt is accounted for on a prospective basis and consequently, no gain or loss on extinguishment is recorded.

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

The purpose of this acquisition is to allow Embratel with a return of investment higher than it would obtain should Vésper São Paulo S.A. and Vésper S.A., subsidiaries of Embratel Participações S. A., the holding company of Embratel, rent these towers from a third party.

Embratel will have more flexibility in the use of these towers, as well as take advantage of current and future revenues eventually arising from rental of capacity at the towers for other companies which may be interested in it, such as cellular companies. With the acquisition of the towers from CT Leasing Ltd., Vésper São Paulo S.A. and Vésper S.A., subsidiaries of Embratel Participações S. A., the holding company of Embratel, will rent capacity at Embratel’s towers.

Negotiations for this operation started after the acquisition of Vésper São Paulo S.A. and Vésper S.A. by Embratel Participações S.A., and were not expected to occur at that occasion.

b. Change in ownership interest of the Company

On March 15, 2004, MCI, holder of 51.79% of Embratel Participações S.A. (the holding company of Embratel) common shares (19.26% of the capital stock), informed that it entered into a definitive agreement to sell its ownership interest in the Embratel Participações S.A. to Teléfonos de Mexico S.A. (“Telmex”) for the amount of US$360,000 in cash. MCI also informed that the completion of the sale is subject to the approval by the US Bankruptcy Court and Brazilian regulatory authorities with filing with anti-trust and securities authorities. The Telmex offer was approved by both the Board of Directors of MCI and the Official Committee of Unsecured Creditors.