Form 20-F/A
period 2004-12-31
EMBRATEL PARTICIPACOES SA; Brazilian Telecommunication CO Embratel
filed 2006-03-16
CIK 1066117, 1292657

As filed with the Securities and Exchange Commission on March 16, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1 TO

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

Commission file number: 001-14499	Commission file number: 333-116323-01

EMBRATEL PARTICIPAÇÕES S.A.	EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

Embratel Holding Company	Brazilian Telecommunications Company
(Translation of Registrant’s name into English)	(Translation of Registrant’s name into English)

Federative Republic of Brazil	Federative Republic of Brazil
(Jurisdiction of incorporation or organization)	(Jurisdiction of incorporation or organization)

Rua Regente Feijó, 166, Sala 1687-B Rio de Janeiro, RJ – Brazil 20060-060	Avenida Presidente Vargas, 1012 Rio de Janeiro, RJ - Brazil 20071-910
(Address of Principal Executive Offices)	(Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Embratel Participações S.A. American Depositary Shares, each representing 5,000 preferred shares, without par value	New York Stock Exchange

Embratel Participações S.A. preferred shares, without par value*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

Title of Each Class
Empresa Brasileira de Telecomunicações S.A. - Embratel Series B 11.0% Guaranteed Notes due 2008

The number of outstanding shares of each of the Issuers’ classes of capital or common stock as of the close of the period covered by this annual report:

Embratel Participações S.A.:	124,369,030,532 common shares, without par value
208,595,434,213 preferred shares, without par value

Empresa Brasileira de Telecomunicações S.A. - Embratel:	4,723,843,847 common shares, without par value

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Embratel Participações S.A.:	Yes ☒ No ☐
Empresa Brasileira de Telecomunicações S.A. - Embratel:	Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrants have elected to follow.

Item 17  ☐        Item 18   ☒

EXPLANATORY NOTE

This is an amendment to the joint annual report on Form 20-F of Embratel Participações S.A., which we refer to as Embratel Holdings, and its subsidiary, Empresa Brasileira de Telecomunicações S.A., which we refer to as Embratel, for the fiscal year ended December 31, 2004, filed on June 30, 2005. This amendment is being filed solely for the following purposes:

•	to revise Note 34.e and Note 35.d of the consolidated financial statements of Embratel Holdings to provide certain supplemental disclosure regarding the recognition of dividends and calculation of earnings per share under U.S. GAAP; and

•	to revise Note 34.s of the consolidated financial statements of Embratel to provide certain supplemental disclosure regarding the recognition of dividends under U.S. GAAP.

This amendment consists of a cover page, this explanatory note, Item 19 (as amended), the signature pages, the exhibit index (as amended), the consolidated financial statements of Embratel Holdings (as amended), the consolidated financial statements of Embratel (as amended), the required certifications of the Chief Executive Officer and Chief Financial Officer of Embratel Holdings and the required certifications of the Chief Executive Officer and Chief Financial Officer of Embratel.

Except as described above, no change has been made to the annual report on Form 20-F filed on June 30, 2005. The filing of this amended annual report does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 30, 2005 or reflect any events that have occurred after the annual report on Form 20-F was filed on June 30, 2005.

PART III

ITEM 19. EXHIBITS

1.1	Amended by-laws of Embratel Holdings, dated January 5, 2005 (English translation) (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the registration statement on Form F-3 of Embratel Holdings, filed with the Securities and Exchange Commission on February 7, 2005 (File No. 333-121623)).

1.2	By-laws of Embratel (incorporated by reference to our amended annual report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2004 (File No. 001-14499)).

1.3	Amendment to the By-laws of Embratel (incorporated by reference to our amended annual report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2004 (File No. 001-14499)).

2.1	Form of Deposit Agreement (including the form of American Depositary Receipt) among Embratel Participações S.A., the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 1 to Post Effective Amendment No. 1 to the Registration Statement of Embratel Participações S.A. on Form F-6, filed on June 6, 2003 (File No. 333-9472)).

8.1	Subsidiaries of Embratel Holdings (incorporated by reference to our annual report on Form 20-F, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 001-14499))

8.2	Subsidiaries of Embratel (incorporated by reference to our annual report on Form 20-F, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 001-14499))

12.1	Certification of Chief Executive Officer of Embratel Holdings

12.2	Certification of Chief Financial Officer of Embratel Holdings

12.3	Certification of Chief Executive Officer of Embratel

12.4	Certification of Chief Financial Officer of Embratel

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel Holdings

13.2	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F/A and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ Carlos Henrique Moreira
	Name:	Carlos Henrique Moreira
	Title:	Chief Executive Officer

By:	/s/ José Formoso Martínez
	Name:	José Formoso Martínez
	Title:	Vice-President

Date: March 16, 2006

2

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F/A and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. —EMBRATEL

By:	/s/ Carlos Henrique Moreira
	Name:	Carlos Henrique Moreira
	Title:	Chief Executive Officer

By:	/s/ José Formoso Martínez
	Name:	José Formoso Martínez
	Title:	General Officer

Date: March 16, 2006

3

Exhibit Index

1.1	Amended by-laws of Embratel Holdings, dated January 5, 2005 (English translation) (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the registration statement on Form F-3 of Embratel Holdings, filed with the Securities and Exchange Commission on February 7, 2005 (File No. 333-121623)).

1.2	By-laws of Embratel (incorporated by reference to our amended annual report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2004 (File No. 001-14499)).

1.3	Amendment to the By-laws of Embratel (incorporated by reference to our amended annual report on Form 20-F, filed with the Securities and Exchange Commission on June 9, 2004 (File No. 001-14499)).

2.1	Form of Deposit Agreement (including the form of American Depositary Receipt) among Embratel Participações S.A., the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 1 to Post Effective Amendment No. 1 to the Registration Statement of Embratel Participações S.A. on Form F-6, filed on June 6, 2003 (File No. 333-9472)).

8.1	Subsidiaries of Embratel Holdings (incorporated by reference to our annual report on Form 20-F, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 001-14499))

8.2	Subsidiaries of Embratel (incorporated by reference to our annual report on Form 20-F, filed with the Securities and Exchange Commission on June 30, 2005 (File No. 001-14499))

12.1	Certification of Chief Executive Officer of Embratel Holdings

12.2	Certification of Chief Financial Officer of Embratel Holdings

12.3	Certification of Chief Executive Officer of Embratel

12.4	Certification of Chief Financial Officer of Embratel

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel Holdings

13.2	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel

4

Consolidated Financial Statements

Embratel Participações S.A. and Subsidiaries

December 31, 2004, 2003 and 2002 with Report of Independent Auditors

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Embratel Participações S.A.

We have audited the accompanying consolidated balance sheet of Embratel Participações S.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embratel Participações S.A. and subsidiaries as of December 31, 2004, and the consolidated results of its operations and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements).

Rio de Janeiro, January 31, 2005

(except with respect to Note 33, as to which the date is May 23, 2005)

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Pedro Lucio Siqueira Farah

Pedro Lucio Siqueira Farah

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Embratel Participações S.A.

Rio de Janeiro - RJ, Brazil

We have audited the accompanying consolidated balance sheets of Embratel Participações S.A. and subsidiaries as of December 31, 2003 and the consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2003, all expressed in Brazilian Reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Our audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embratel Participações S.A. and subsidiaries as of December 31, 2003, and the results of their operations, the changes in shareholders’ equity and the changes in their financial position for each of the two years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As discussed in Note 36, the Company has restated its statements of cash flows prepared in accordance with U.S. GAAP for the years ended December 31, 2003 and 2002.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro, Brazil

March 17, 2004 (except with respect to the matters discussed in Notes 34 and 35, as to which the date is May 21, 2004 and Note 36, as to which the date is June 21, 2005).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	832,028	1,719,496
Trade accounts receivable, net	1,428,059	1,672,037
Deferred and recoverable taxes	387,572	465,719
Advances to Telecommunications Companies	194,610	52,130
Inventories	48,383	14,017
Other current assets	164,426	204,130

	3,055,078	4,127,529

Non-current assets:
Deferred and recoverable taxes	1,306,320	1,151,696
Legal deposits	209,477	381,561
Other non-current assets	37,287	69,930

	1,553,084	1,603,187

Permanent assets:
Investments	1,594	39,888
Property, plant and equipment	6,572,605	7,194,329
Deferred assets	92,446	2,870

	6,666,645	7,237,087

Total assets	11,274,807	12,967,803

	2004	2003
Liabilities and shareholders’ equity
Current liabilities:
Loans and financing	2,099,185	1,217,256
Accounts payable and accrued expenses	1,355,840	1,822,611
Taxes and contributions	432,194	347,358
Dividends and interest payable on capital	35,594	114,244
Payroll and related accruals	73,781	87,585
Employees’ profit sharing	33,190	52,107
Provision for contingencies	477,264	73,749
Actuarial liability – Telos	68,342	64,442
Related party liabilities	—	11,994
Other current liabilities	60,991	174,820

	4,636,381	3,966,166

Non-current liabilities:
Loans and financing	1,330,621	3,373,341
Actuarial liability – Telos	370,764	328,803
Taxes and contributions	48,919	52,061
Sundry credits and other liabilities	915	14,890

	1,751,219	3,769,095

Deferred income	144,134	135,358

Minority interest	216,703	222,382

Shareholders’ equity:
Capital stock paid-in	2,273,913	2,273,913
Revenue reserves	2,268,675	2,620,022
Treasury shares	(16,218)	(19,133)

	4,526,370	4,874,802

Total liabilities and shareholders’ equity	11,274,807	12,967,803

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais, except net income (loss) per thousand outstanding shares)

	2004	2003	2002
Gross operating revenue
Telecommunications services and equipment sales	9,687,605	9,177,182	9,482,424
Gross revenue deductions	(2,354,737)	(2,133,572)	(2,110,794)

Net operating revenue	7,332,868	7,043,610	7,371,630
Cost of services and goods sold	(4,994,389)	(4,715,149)	(5,000,987)

Gross profit	2,338,479	2,328,461	2,370,643

Operating income (expenses):	(2,110,735)	(1,698,228)	(2,059,305)

Selling expenses	(900,126)	(788,949)	(1,095,089)
General and administrative expenses	(1,107,339)	(984,178)	(994,745)
Other operating income (expenses), net	(103,270)	74,899	30,529

Operating income before financial expenses, net	227,744	630,233	311,338
Financial expense, net	(618,602)	(159,925)	(1,552,385)

Operating income (loss)	(390,858)	470,308	(1,241,047)

Extraordinary non-operating income– ILL	106,802	—	198,131
Other non-operating income (expenses), net	(43,345)	(70,401)	10,989

Income (loss) before taxes and minority interest	(327,401)	399,907	(1,031,927)

Income tax and social contribution benefit (expense)	25,376	(136,906)	414,196
Minority interest	(37,231)	(39,367)	(8,611)

Net income (loss) for the year	(339,256)	223,634	(626,342)

Quantity of outstanding shares (in thousands)	332,964,465	333,419,064	332,629,361

Net income (loss) per thousand outstanding shares (in reais)	(1.02)	0.67	(1.88)

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

		Revenue reserves
				Retention of profits
	Capital stock paid-in	Legal reserve	Unrealized earnings reserve	Reserve for investments	Treasury shares	Retained earnings	Total
Balances as of January 1, 2002	2,273,913	190,491	1,721,622	—	(41,101)	1,201,747	5,346,672
Repurchase of shares	—	—	—	—	(534)	—	(534)
Other	—	—	—	—	—	(3)	(3)
Net loss for the year	—	—	—	—	—	(626,342)	(626,342)

Balances as of December 31, 2002	2,273,913	190,491	1,721,622	—	(41,635)	575,402	4,719,793
Sale (Repurchase) of shares	—	—	—	—	22,502	(20,121)	2,381
Prescribed dividends	—	—	—	—	—	14,472	14,472
Realization of unrealized earnings reserve	—	—	(131,472)	—	—	131,472	—
Net income for the year	—	—	—	—	—	223,634	223,634
Donations and grants	—	—	—	—	—	659	659
Destination of profits -
Constitution of legal reserve	—	11,215	—	—	—	(11,215)	—
Proposed dividends	—	—	—	—	—	(86,137)	(86,137)
Constitution of reserve for investments	—	—	—	258,413	—	(258,413)	—
Transfer to reserve for investments	—	—	—	569,753	—	(569,753)	—

Balances as of December 31, 2003	2,273,913	201,706	1,590,150	828,166	(19,133)	—	4,874,802

Sale (repurchase) of shares (Note 28.d)	—	—	—	—	2,915	(14,146)	(11,231)
Net loss for the year	—	—	—	—	—	(339,256)	(339,256)
Donations	—	—	—	—	—	2,055	2,055
Absorption of accumulated losses				(351,347)	—	351,347	—

Balances as of December 31, 2004	2,273,913	201,706	1,590,150	476,819	(16,218)	—	4,526,370

			2,268,675

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

	2004	2003	2002
Source of funds
From operations:
Net income (loss) for the year	(339,256)	223,634	(626,342)
Expenses (revenues) not affecting working capital-
Minority interests	37,231	39,367	8,611
Depreciation and amortization	1,145,660	1,152,753	1,142,168
Monetary and foreign currency exchange variations and Other charges on non-current liabilities	(111,014)	(391,756)	1,458,740
Monetary and foreign currency exchange variations and Other revenues from non-current assets	(2,059)	(104)	—
Exchange variation on investments	1,671	48,736	(97,317)
Realization of deferred income	(23,135)	(20,396)	(19,132)
Reversal of provision for loss of investment	—	(10,000)	—
Loss on disposal of property, plant and equipment	108,952	21,761	5,887
Results from long-term derivative contracts	70,013	12,083	(228,536)
Long-term deferred income tax and social contribution	(118,300)	110,456	(696,869)
Actuarial liabilities update – Medical Health Care Plan	26,207	24,959	(16,736)
Impairment of goodwill	—	101,489	—
Deposits in court	(32,669)	35,539	—
Pension plan	86,795	46,848	—
Other operating revenues	(27,928)	(25,798)	(26,445)

	822,168	1,369,571	904,029
From third parties:
Increase in non-current liabilities-
Loans and financing	322,454	2,144,249	722,585
Taxes and contributions	104	—	861
Other liabilities	—	4,616	26,093
Transfer from non-current to current assets	366,959	82,187	44,075
Transfer from investment to current assets	37,313	189,274	—
Transfer from property, plant and equipment to current assets	—	15,396	—
Decrease in non-current assets	—	—	181,220
Disposal of property, plant and equipment	37,361	4,784	5,766
Increase in deferred income	31,911	14,485	8,983
Negative goodwill	—	18,655	—
Disposal of treasury shares	5,567	6,666	—
Prescribed dividends	—	14,472	—
Other	2,053	660	1,479

Total sources of funds	1,625,890	3,865,015	1,895,091

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

	2004	2003	2002
Applications of funds:
Increase in non-current assets	120,680	230,880	125,427
Decrease in non-current liabilities	—	26,226	173,122
Transfer from current to non-current assets	43,148	104,541	—
Additions to investments	807	—	98
Additions to property, plant and equipment	630,471	546,377	1,034,700
Additions to deferred assets	101,284	2,870	—
Dividends and interest payable on capital	37,540	121,908	23,728
Effect of capital increase in Star One – minority interest	5,395	5,395	5,395
Repurchase of treasury shares	16,798	4,285	534
Transfer of non-current to current liabilities	2,412,433	793,207	2,279,793

Total applications of funds	3,368,556	1,835,689	3,642,797

Increase (decrease) in net working capital	(1,742,666)	2,029,326	(1,747,706)

Current assets:
At beginning of the year	4,127,529	3,164,880	3,377,607
At end of the year	3,055,078	4,127,529	3,164,880

	(1,072,451)	962,649	(212,727)

Current liabilities:
At beginning of the year	3,966,166	5,032,843	3,497,864
At end of the year	4,636,381	3,966,166	5,032,843

	670,215	(1,066,677)	1,534,979

Increase (decrease) in net working capital	(1,742,666)	2,029,326	(1,747,706)

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

(Amounts expressed in thousands, except as indicated)

1.	Operations and Background

a.	Incorporation

Embratel Participações S.A. (the “Holding Company”) was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telecomunicações Brasileiras S.A. - Telebrás.

The Holding Company holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”).

In November 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, Embratel transferred its Brazilian satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license is renewable, at a cost to Star One, for an additional 15-year term, subject to Anatel’s regulations.

In August 2003, Embratel incorporated Click 21 Comércio de Publicidade Ltda. (“Click 21”), to provide Internet access and products for residential customers and small companies, including an exclusive domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending faxes, as well as exclusive content.

In December 2003, the Holding Company acquired Vésper Holding S.A. and Vésper Holding São Paulo S.A. as well as their respective subsidiaries (Vésper S.A. e Vésper São Paulo S.A.). The operating companies provide local telephony services in the regions of São Paulo (Region III) and in North-Northeastern of Brazil (Region I). Its local telephony services are rendered in 17 states and its licenses reach 76% of the country’s population. Besides offering an alternative choice of local telecommunications provider for corporate customers. This acquisition strengthens and broadens the Company’s strategy to offering local telephony and broadband access for small businesses and the consumer market. In order to comply with Anatel regulations, the Holding Company will eliminate overlapping service areas by May 26, 2005 through the consolidation of the licenses of Vésper S.A. and Vésper São Paulo S.A. at Embratel.

On March 2, 2004, Embratel acquired CT Torres Ltda. (“CT Torres”) from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc, for US$45 million (R$131 million). The fixed assets of CT Torres are comprised of 622 communications towers. These towers belonged to Vésper São Paulo S.A. and Vésper S.A. until December 2, 2003, when they were returned to CT Torres, then sold to CT Leasing Ltd.

The acquisition assured Embratel a greater return on investment than if Vésper S.A. and Vésper São Paulo S.A. and were to lease towers from a third party.

On July 23, 2004, Teléfonos de México, S.A. de C.V. (“Telmex”) a company established in accordance with the laws of Mexico, acquired all of MCI’s direct and indirect interests in Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Holding Company, representing 51.79% of common stock (19.26% of total capital). Telmex effected such acquisition through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC. The U.S. Bankruptcy Court Judge approved this operation in the second half of 2004. Approval by ANATEL – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of the Holding Company on July 23, 2004.

On December 13, 2004, in accordance with Brazilian securities legislation, Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC.) offered to purchase shares of the Holding Company from the minority shareholders. Telmex Solutions acquired 47,841,438 thousand shares of additional common stock, thereby increasing Telmex’s stake in the Holding Company to 90.25% of common stock (33.57% of total capital).

b.	Business and Regulatory Environment

The Holding Company, through its subsidiary, Embratel, provides international and domestic long-distance telecommunications services in Brazil. These services include transmission of voice, data and other services, and are performed under the terms of a concession granted by the Federal Government, which will expire on December 31, 2005. Embratel has the right to renew this license for an additional 20-year term, at a cost, subject to Anatel’s regulations.

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

On August 15, 2002, Anatel authorized Embratel to operate indefinitely Switched Fixed Telephony Services (“Sistema Telefônico Fixo Comutado - STFC”), for local services. This authorization is for operations in areas equivalent to regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the Brazilian domestic territory. Embratel started rendering those services effective in December 2002.

In July 2002, another carrier was allowed to provide inter-regional long-distance services from the state of São Paulo. Meanwhile, a separate local service provider also received a fixed telephone long-distance license (Region I) and fixed telephone local licenses (Regions II and III).

As from July 6, 2003, users of the Personal Cellular Service (“Serviço Móvel Pessoal - SMP) must choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the possibility of using pre and post-paid calling cards for cellular phones. Embratel also permits customers making calls from cellular phones to be charged through the normal invoice made by the cellular operators.

The Holding Company and its consolidated subsidiaries are hereinafter referred to as the “Company”.

c.	Working capital deficiency

For the years ended December 31, 2004 and 2002, the Company incurred net losses and at December 31, 2004 the Company has a working capital deficiency of R$1,742,666. Management’s plans to meet working capital requirements and return the Company to profitability are as follows:

c.1.) continuing efforts to reduce operational costs; and

c.2.) lowering financing costs.

2.	Preparation and Presentation of the Consolidated Financial Statements

The consolidated financial statements are the responsibility of Company’s management and were prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”). These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários).

The accompanying financial statements are translated and adapted from the Company’s statutory financial statements issued in Brazil, prepared under Brazilian corporate law, for certain reclassifications, modifications and changes in terminology to conform more closely to reporting practices in the United States of America.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company directly or indirectly controls the subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. Minority interests refer to the minority shareholder interests in the subsidiaries Embratel and Star One.

The following subsidiaries are included in the consolidated financial statements for the years ended December 31:

	Voting capital stock
	Direct and/or indirect share (%)
	2004	2003
Empresa Brasileira de Telecomunicações S.A. - Embratel	98.8	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0
Embratel Uruguay S.A.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	100.0
Click 21 Comércio de Publicidade Ltda.	100.0	100.0
Vega 21 Participações Ltda.	100.0	100.0
Vetel 21 Participações Ltda.	100.0	100.0
Vésper Holding S.A.	100.0	100.0
Vésper São Paulo Holding S.A.	100.0	100.0
CT Torres Ltda. (Note 1)	100.0	—
Participation Investment, Inc. (1)	—	100.0

(1)	This subsidiary was dissolved on October 1, 2004.

Certain reclassifications have been made to prior years financial statements in order to be consistent with current year presentation.

3.	Summary of Significant Accounting Practices

a.	Cash and cash equivalents

Cash and cash equivalents refer to bank deposits and highly liquid temporary investments with maturity of 90 days or less when purchased. Cash equivalents are recorded at cost, plus income earned through balance sheet date, which do not exceed market value, when applicable.

b.	Trade accounts receivable, net

Trade accounts receivable, net represents primarily amounts receivable from customers for services rendered, billed and/or unbilled at period end, directly or through operating telecommunications companies, including the taxes related to such services but net of the allowance for doubtful accounts. These services include local, long-distance and international telecommunications services, data communications services and other services.

Allowance for doubtful accounts represents a management estimate of the accounts for which collectibility is deemed unlikely. The Company constantly monitors its accounts receivables past due. Beginning on June 30, 2004, the Company recorded a 100% allowance for doubtful accounts for amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. Prior to that date, an allowance for doubtful accounts was recognized from the first day after maturity and was gradually increased until reaching 100% after 120 days. This modification in the estimation process did not generate any material effects in the income statement for the year ended December 31, 2004.

c.	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Exchange gains or losses are recorded in the income statement, classified as Financial Expense, net. The effects of exchange rate variation are described in Note 9.

d.	Inventories

Inventories are stated at the average purchase cost less the provision for realization, when applicable, and refer primarily to handsets (digital telephone equipment) recorded in the subsidiaries Vésper S.A. and Vésper São Paulo S.A.

e.	Investments

At December 31, 2003, investments principally represent a holding in the satellite company New Skies, denominated in U.S. dollars, and were recorded at acquisition cost, adjusted for foreign currency exchange gains or losses and net of provisions for probable losses when applicable. The Company’s investment in New Skies was sold in 2004.

Other investments are recorded at cost less provision for losses, when applicable.

f.	Property, plant and equipment

Property, plant and equipment are recorded cost of acquisition and/or construction, less accumulated depreciation, monetarily restated up to December 31, 1995.

The current annual depreciation rates used are calculated on a straight-line basis over the expected useful life of the assets. The depreciation rates are disclosed in Note 17.

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

As described in Note 17, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest and, where applicable, are subject to monetary correction.

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

g.	Deferred assets

Deferred assets refer to the goodwill recorded on the books of CT Torres. Such goodwill resulted from the acquisition of CT Torres by its former parent company. The parent company was subsequently incorporated by CT Torres and the goodwill was transferred to the books of CT Torres. The goodwill is being amortized based on future profitability (Note 18).

Additionally, there are pre-operating expenses recorded in the subsidiaries Click 21, Vésper São Paulo S.A. and Vésper S.A. The balances of the subsidiaries, Vésper São Paulo S.A. and Vésper S.A. have been adjusted to the recoverable amounts and are being amortized over five years.

h.	Vacation pay accrual

Cumulative vacation pay due to employees is accrued as earned.

i.	Income tax and social contribution

Income tax and social contribution are calculated according to the rules and rates prevailing during the year and are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution based on the assumption of its future realization, according to rules established by CVM Instruction No. 371/02 (see Notes 12, 15 and 21).

j.	Loans and financing

Loans and financing are updated based on the exchange or monetary variations and accrued interest as of the balance sheet dates according to the terms defined in the contracts.

k.	Provision for contingencies

The provision for contingencies is recorded to cover any probable losses based on the external and internal legal counsels’ opinions. The basis and nature of the provisions are described in Note 24.

l.	Deferred income

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

Additionally, it includes the amount of the negative goodwill recorded on the acquisition of Vésper Holding São Paulo S.A. and Vésper Holding S.A.

m.	Revenue recognition

Revenues from telecommunications services are recorded on an accrual basis, less an estimate for billing problems or disputes. Revenues from international services include revenues earned under bilateral agreements between Embratel and the foreign telecommunications companies. These agreements govern tariffs paid by Embratel to the foreign companies for the use of equipment required to complete calls invoiced outside Brazil. Revenues related to international calls are recorded monthly segregating the amounts paid to foreign entities in the cost of services rendered (Note 4).

Certain data and other services are billed on a fixed-price monthly fee basis, plus a variable fee based on usage, when applicable. Installation revenues on data service contracts are recognized when the installation process is complete.

n.	Financial expense, net

Represents interest and foreign exchange and monetary variations, loans and financing and other assets and liabilities subject to monetary updated, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses resulting from financial investments, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities – check banking tax).

o.	Actuarial liability - Telos

Embratel and Star One sponsor an entity that provides pensions and other post-retirement benefits for their employees (Note 25). Pension and other post-retirement benefit expenses for the year are recorded on an accrual basis. Contributions for the defined benefit plan and medical assistance plan are actuarially determined.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in financial statements as from December 31, 2001.

p.	Employees’ profit sharing

A provision for granting employees the right to a share of the profits is accrued based on management’s estimate, the payment of which is subject to approval at the Shareholders’ General Meeting. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Company and its subsidiaries Embratel and Star One recorded employees’ profit sharing as operating expenses in the statements of income (R$38,881, R$49,587, and R$31,302 for the years ended December 31, 2004, 2003 and 2002, respectively). Information on management profit sharing is included in Note 29 under heading Director’s Fees.

q.	Net Income (loss) per thousand outstanding shares

Net income (loss) per thousand outstanding shares is calculated based on the number of shares outstanding at the balance sheet date.

r.	Use of estimates

The preparation of consolidated financial statements in conformity with BR GAAP requires Management to make use of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results may differ from those estimates and assumptions.

4.	Net Operating Revenue

	2004	2003	2002
Voice
Domestic long-distance	4,012,763	4,051,721	4,356,796
International long-distance (1)	768,938	856,585	931,266

	4,781,701	4,908,306	5,288,062
Data & Internet
Corporate and other	1,550,975	1,658,908	1,756,507
Telecommunications companies	158,433	97,236	75,932

	1,709,408	1,756,144	1,832,439

Local services	607,644	134,478	17,133

Other services	234,115	244,682	233,996

Total	7,332,868	7,043,610	7,371,630

(1)	During the year ended December 31, 2003, the Company began to report international long-distance revenues gross of the amounts payable to foreign administrators, settlement, which are recorded in cost of services. Previously, these revenues were reported net of settlement. The amounts payable to foreign entities reclassified in 2002 for purposes of comparability totaled R$264,552. This reclassification was made to align the Company’s procedures with the recent changes in the telecommunications market practices and facilitate comparability with other companies in the same industry.

The Company is required to collect ICMS (state value-added taxes) at an average rate of approximately 25% to 27% on all long-distance revenues in addition to PIS/COFINS taxes (federal taxes at a combined rate of 3.65%), and under BR GAAP, this is classified as gross revenue deductions.

For the years ended December 31, 2004, 2003 and 2002, no single customer represented over 10% of total gross operating revenues.

5.	Cost of Services and Goods Sold

	2004	2003	2002
Interconnection/facilities (1)	(3,362,504)	(3,233,979)	(3,538,843)
Depreciation and amortization	(976,907)	(977,864)	(981,351)
Personnel	(246,819)	(214,801)	(228,045)
Third-party services (2)	(229,374)	(222,558)	(204,281)
Other	(178,785)	(65,947)	(48,467)

Total	(4,994,389)	(4,715,149)	(5,000,987)

(1)	Expenses related to interconnection/facilities refer to costs with fixed line telephone companies for the use of private circuit lines and interconnection costs paid by Embratel to fixed line and mobile telephone companies, in accordance with the interconnection rules as determined by Anatel.
(2)	Refers substantially to the maintenance of telecommunications equipment and public utilities.

6.	Selling Expenses

	2004	2003	2002
Allowance for doubtful accounts	(366,590)	(353,142)	(627,136)
Personnel	(278,619)	(238,892)	(246,668)
Third-party services (1)	(244,186)	(180,156)	(207,335)
Depreciation and amortization	(3,457)	(4,173)	(3,484)
Other	(7,274)	(12,586)	(10,466)

Total	(900,126)	(788,949)	(1,095,089)

(1)	Refers substantially to marketing, advertising, legal and consulting expenses.

7.	General and Administrative Expenses

	2004	2003	2002
Third-party services (1)	(513,095)	(486,500)	(517,879)
Depreciation and amortization	(165,296)	(170,716)	(157,333)
Personnel (2)	(259,598)	(141,742)	(134,843)
Taxes	(81,567)	(73,153)	(80,121)
Management Fee – MCI (Note 26)	—	(14,024)	(36,232)
Employees’ profit sharing	(38,881)	(49,587)	(31,302)
Other	(48,902)	(48,456)	(37,035)

Total	(1,107,339)	(984,178)	(994,745)

(1)	Refers substantially to the maintenance of installations, public services, conservation and cleaning expenses, printing and postage of invoices, auditing and consulting expenses.
(2)	Since 2000, Embratel has a “Plan for Retention of Executives and Strategic Employees”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. The participants of the plan would have the right to a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of Embratel. Due to the change in the shareholding control, Embratel paid to executives, during the first half of 2004, indemnities of approximately R$92,000. The amounts paid to statutory officers who remained with Embratel comply with the total amount of the global compensation package approved by the General Shareholder’s Meeting of 2004.

8.	Other Operating Income (Expenses), Net

	2004	2003	2002
Interconnection cost recovery (1)	65,647	—	—
FUST recovery (Note 15)	37,902	—	—
COFINS recovery	—	17,736	—
ICMS recovery	14,124	13,609	16,043
Provision for contingencies (Note 24)	(323,059)	—	9,779
Agreement with operators (Note 32)	68,456	—	—
Late charges income (expenses)	(16,127)	17,379	5,872
Other	49,787	26,175	(1,165)

Total	(103,270)	74,899	30,529

(1)	Based on the decision by the Special Tribunal of the Supreme Court of Justice issued on July 1, 2004, which supported Embratel’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

9.	Financial Expense, Net

	2004	2003	2002
Financial income
Interest on temporary investments and other	271,159	244,154	181,622
Monetary variation – credit	259,949	1,258	396
Exchange variation – assets (1)	(9,558)	(105,557)	337,175

	521,550	139,855	519,193

Financial expenses
Financial charges	(589,288)	(510,340)	(441,760)
Monetary variation – charge	(505,126)	(53,064)	(41,652)
Exchange variation – liabilities (1)	(45,738)	263,624	(1,588,166)

	(1,140,152)	(299,780)	(2,071,578)

Total	(618,602)	(159,925)	(1,552,385)

(1)	In 2004, 2003 and 2002, the U.S. dollar devalued by 8.13%, devalued by 18.23% and valued by 52.27%, respectively, against the Brazilian real, and the Japanese Yen devalued by 3.98%, devalued by 9.48% and devalued by 68.54% against the Brazilian Real, respectively, nevertheless, the Company recorded an exchange variation expense of R$(45,738), R$263,624 and R$(1,588,166), respectively, net of results from hedge contracts recorded during the year, in the amount of R$(209,935), R$(409,938) and R$703,474 in 2004, 2003 and 2002, respectively. In 2004, the Company registered this exchange variation expense, basically, due to higher devaluation of the real against dollar, occurred in the first half of 2004.

10.	Extraordinary Non-Operating Income – ILL

From 1989 through 1992, the Federal Government imposed a tax on profit distributions (ILL – Imposto sobre o Lucro Líquido). During this period, Embratel regularly paid this tax in accordance with the provisions of tax legislation then in force. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created legal precedent, and consequently, other taxpayers filed claims to recover amounts previously paid. In 1999, Embratel filed a lawsuit, and obtained an injunction enabling Embratel to offset the ILL tax against income taxes payable from May 1999 to July 2001. Since the offset was still subject to final decision by a higher court, Embratel did not reverse its liability for income taxes payable. In March 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right to offset. In May 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax, as it had not been treated as a tax-deductible expense when paid between 1989 and 1992. Considering that, the Company recorded the reversal of the related income tax liability in 2002 the amount of R$198,131.

In 2004, the Supreme Court confirmed the application of the second judicial level decision to the monetary restatements, which were recorded by Embratel, related to the above ILL of R$106,802, as Extraordinary Non-operating Income.

11.	Other Non-Operating Income (Expenses), Net

	2004	2003	2002
Income
Gain on of property, plant and equipment (1)	37,361	4,784	5,766
Gain on sale of investments (Note 16)	8,502	92,808	—
Other	16,623	20,623	24,576
Expenses
Write-off of permanent assets (2)	(2,339)	(123,637)	(11,653)
Provision for write-off of permanent assets (1)	(71,492)	(20,000)	—
Provision for impairment (Note 17)	(32,000)	—	—
Withholding income tax on remittances to foreign Telecommunications companies (Note 24.2)	—	(39,462)	—
Other	—	(5,517)	(7,700)

Total	(43,345)	(70,401)	10,989

(1)	These balances include income from the disposal of Property, Plant and Equipment in the amount of R$31,091 and corresponding provision for write-off in the amount of R$33,092, related to the agreements with operators as described in Note 32.
(2)	On March 24, 2003, the principal customer of Acessonet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with Embratel. During the second quarter of 2003, this customer began disconnecting several circuits, which were being provided based on the aforementioned contract. Consequently, in June 2003, Embratel wrote-off of the unamortized balance of goodwill related to Acessonet amounting to R$101,489. Additionally, the loss on sale of Intelsat Ltd. amounting of R$18,679 is recorded in this line item (see Note 16).

12.	Income Tax and Social Contribution Benefit (Expense)

The Company is subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) based on taxable income, and has chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts prepaid of Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are presented as a deduction from the taxes payable (see Note 21).

The off-set of accumulated tax loss carryforwards and negative basis for calculation of social contribution is limited to 30% of the respective taxable income in each fiscal year. The losses carried forward have no expiration date. On December 31, 2004 and 2003, Embratel’s tax losses and negative basis for calculation of social contribution are as follows:

	2004	2003
Tax losses	1,055,433	1,074,911
Negative basis for calculations of social contribution	930,653	947,866

The composition of deferred tax assets and liabilities, based on temporary differences, is described in Notes 15 and 21, respectively.

At December 31, 2004, Vésper Holding S.A. and Vésper Holding São Paulo S.A. and their subsidiaries had altogether tax losses and negative basis of social contribution of R$3,309,734 and R$3,313,474, respectively. Due to the fact that these subsidiaries do not have a history of taxable income and there are uncertainties about the realization of these tax credits, credits were not recognized.

a.	Income tax and social contribution income (expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income (expense) tax and social contribution income (expense) for the years ended December 31, 2004, 2003 and 2002 totaled R$99,403, R$(90,172) and R$437,327, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non taxable revenues (Note 15).

The components of income tax and social contribution for the years ended December 31 are as follows:

	2004	2003	2002
Current
Social contribution	(19,427)	(12,021)	(6,123)
Income tax	(54,600)	(34,713)	(17,008)

Total current expense	(74,027)	(46,734)	(23,131)

Deferred
Social contribution	27,106	(24,420)	115,696
Income tax	72,297	(65,752)	321,631

Total deferred benefit (expense)	99,403	(90,172)	437,327

Social contribution – benefit (expense) current and deferred	7,679	(36,441)	109,573
Income tax – benefit (expense) current and deferred	17,697	(100,465)	304,623

Total	25,376	(136,906)	414,196

The current income tax and social contribution expense, reported in the consolidate statements of income for the years ended 2004, 2003 and 2002, are mainly attributable to the subsidiary Star One.

b.	Reconciliation of tax benefit (expenses) with statutory rates

The provision for income tax was accrued based on taxable income at the rate of 15%, plus an additional 10% on the taxable income in excess of R$240. Social contribution was calculated at a rate of 9%.

The reconciliation between income tax and social contribution based on statutory rates with the amounts recognized as income tax and social contribution benefit (expense) is as follows:

	2004	2003	2002
Net income (loss) before taxes and minority interest	(327,401)	399,907	(1,031,927)

Income tax benefit (expense) at nominal rate (25%)	81,850	(99,977)	257,982
Adjustments to obtain the effective rate:
Income tax benefit on amortization of goodwill on merger	(6,611)	(6,611)	(6,611)
Non-deductible finance charges	—	—	13,837
Unrecorded tax credits owed to CVM 371 (1)	(39,999)	—	—
Favorable decision on ILL lawsuit (Note 10)	9,757	—	36,002
Other permanent additions (exclusions) (2)	(27,300)	6,123	3,413

Income tax benefit (expense)	17,697	(100,465)	304,623

Social contribution benefit (expense) at statutory rates (9%)	29,466	(35,992)	92,873
Adjustments to obtain the effective rate:
Tax benefit on amortization of goodwill on merger	(2,380)	(2,380)	(2,380)
Non-deductible finance charges	—	—	4,981
Unrecorded tax credits owed to CVM 371 (1)	(14,370)	—	—
Favorable decision on ILL lawsuit (Note 10)	3,513	—	12,961
Other permanent additions (exclusions) (2)	(8,550)	1,931	1,138

Social contribution benefit (expense)	7,679	(36,441)	109,573

Income tax and social contribution	25,376	(136,906)	414,196

(1)	This basically refers to the losses incurred by the subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., for the period ended December 31, 2004, in which no tax credits were recorded due to the uncertainties involving their realization.
(2)	Permanent additions (exclusions) in the consolidated statements for 2004 mainly correspond to the executive retention plan expenses (Note 7).

13.	Cash and Cash Equivalents

	2004	2003
Cash	51	116
Bank deposits	45,646	176,991

Subtotal	45,697	177,107

U.S. dollars short-term certificates of deposit (1)	5,198	218,021
Marketable securities -
Foreign	119,440	116,237
Local	661,123	1,189,225
Bank Certificates of Deposit	570	18,906

Total	832,028	1,719,496

(1)	Short-term certificates of deposit represent highly liquid marketable securities denominated in U.S. dollars, with maturities of less than 90 days, funded from traffic revenues collected from international operators.

Marketable securities primarily represent highly liquid fixed income bonds with maturities of less than 90 days.

14.	Trade Accounts Receivables, Net

	2004	2003
Voice services	2,829,753	2,799,273
Data, telecommunications companies and other services	508,351	619,924
Foreign administrators	210,435	179,266

Subtotal	3,548,539	3,598,463

Allowance for doubtful accounts	(2,120,480)	(1,926,426)

Total	1,428,059	1,672,037

No single consumer accounted for more than 10% of total trade accounts receivable at December 31, 2004 and 2003.

Changes in the allowance for doubtful accounts were as follows:

	2004	2003	2002
Beginning balance at January 1,	1,926,426	1,990,484	1,452,069

Increase through charge to expenses	366,590	353,142	627,136

Increase (Decrease) through charge to other accounts (1)	(24,380)	251,850	—

Write-offs for the year	(148,156)	(669,050)	(88,721)

Ending balance at December 31,	2,120,480	1,926,426	1,990,484

(1)	In 2003, mainly comprised of increases due to Vésper acquisition (Note 1)

15.	Deferred and Recoverable Taxes

	2004	2003
Deferred income tax and social contribution assets
Provision for write-off of property, plant and equipment/accelerated depreciation	35,215	15,420
Tax losses carryforward	263,858	268,728
Negative basis of social contribution	83,759	85,307
Allowance for doubtful accounts	623,672	564,465
Goodwill on the acquisition of investment	8,991	17,983
COFINS/PIS – temporarily non-deductible	30,403	30,403
Other deferred taxes (provisions)	203,778	169,929

Subtotal	1,249,676	1,152,235

Withholding income tax (IRRF)	80,947	86,611
Recoverable income tax/social contribution	27,674	40,055
Value-added goods and services tax – ICMS	193,754	271,303
Income tax on net income – ILL (Note 10)	41,625	—
FUST	66,205	2,743
FUNTTEL	1,446	1,322
Other	32,565	63,146

Total	1,693,892	1,617,415

Current	387,572	465,719

Non-current	1,306,320	1,151,696

Deferred taxes were recorded based on the assumption of future realization, as follows:

a.	Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

b.	Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a five year-term, ending in 2006.

c.	Other temporary differences: realization will occur with the payment of accrued provisions and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2004 will be realized.

In December 2003, Anatel issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, Embratel, concluded a review of the calculation basis of the referenced contribution tax pursuant this official letter and recorded a corresponding credit in the amount of R$57,736. Of this credit, R$37,902, was recorded as “Other operating income (expenses), net”, and the compensatory interest of R$19,834, was recorded as “Financial expense, net”. On December 31, 2004, these credits, monetarily restated, totaled R$63,216.

Additionally, Vésper São Paulo S.A. and Vésper S.A. have a total recorded amount of R$2,989 in 2004 (R$2,743 on December 31, 2003) to recover in FUST contributions of which R$2,743 and R$246 are recorded as “Other operating income (expenses), net” and “Financial expense, net” respectively.

16.	Investments

	2004	Ownership	2003
Satellite company – New Skies	—	2.104549%	38,981

Other	1,594		907

Total	1,594		39,888

The interests in the satellite company are denominated in U.S. dollars and translated to local currency as described in Note 3.c.

During the years 2004 and 2003, Embratel sold to third parties 100% of its participation in the following companies:

Company	Month of disposal		Balance of investment	Sale proceeds	Gain/ (loss)
Intelsat Ltd.	July	2003	137,717	119,038	(18,679)
Embratel Clearinghouse Ltda.	October	2003	2,946	46,161	43,215
Inmarsat Ventures PLC	December	2003	37,664	86,366	48,702
Telecommunications Companies	December	2003	6,386	7,277	891
New Skies	November	2004	35,471	43,973	8,502

17.	Property, Plant and Equipment

a.	Composition

	2004
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,464,823	(1,297,448)	1,167,375
Transmission equipment (2)	8,546,659	(5,400,560)	3,146,099
Buildings and ducts	1,360,058	(748,309)	611,749
Land	196,231	—	196,231
Other assets
General use (3)	710,120	(538,844)	171,276
Intangible (4)	1,173,327	(685,917)	487,410
Telecommunication infrastructure (5)	713,567	(523,271)	190,296
Operating license (6)	29,836	(28,800)	1,036
Construction in progress	601,133	—	601,133

Total	15,795,754	(9,223,149)	6,572,605

	2003
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,320,202	(1,028,923)	1,291,279
Transmission equipment (2)	8,539,554	(4,805,845)	3,733,709
Buildings and ducts	1,343,926	(697,026)	646,900
Land	190,495	—	190,495
Other assets
General use (3)	680,458	(472,424)	208,034
Intangible (4)	1,128,606	(638,579)	490,027
Telecommunication infrastructure (5)	712,676	(500,849)	211,827
Operating license (6)	29,285	(29,104)	181
Construction in progress	421,877	—	421,877

Total	15,367,079	(8,172,750)	7,194,329

(1)	Cost refers to acquisition or construction, monetarily restated through December 31, 1995. Additionally, on November 30, 2003, Vésper São Paulo S.A. and Vésper S.A. evaluated the recoverability of its permanent assets (property, plant & equipment, operating license and deferred assets). Based on its analysis of the future cash flow generating capacity of these assets, the Company’s management concluded that the permanent assets amounts would not be fully recovered, and, therefore, decided to set up this impairment provision, which is recorded net of the related cost. In December 2004, a new evaluation was conducted which resulted in recognition of an additional provision of R$32,000.
(2)	Transmission equipment includes aerial, underground and building cables, private automatic exchanges and power equipment.
(3)	Vehicles, information technology equipment, furniture and fixtures.
(4)	Mainly software licenses and rights of way.
(5)	Telecommunications support towers, leasehold improvements and energy and climatization system.
(6)	Refers to the cost of the operating licenses (authorizations) acquired by the subsidiary Vésper São Paulo S.A. and Vésper S.A. for engagement switched fixed telephony services extended to public users in general. This is a private service provided in the intra-regional, domestic long-distance modality, in regions I and III of the General Grant Plan (“Plano Geral de Outorgas”), while joint and simultaneous exploitation of the local modality is mandatory. The authorization term is for 20 years, as from the date that the authorization for the use of radio frequency was extended (beginning February 4, 1999), onus bearing and renewable for one subsequent period only.

a.1.)	Assets related to the concession contract

Certain assets are allocated for use in services provided under the concession, which prevents their removal, disposal, assignment or use as guarantees in mortgages without the express prior authorization of the regulatory authority.

a.2.)	Assets pledged as a guarantee

As of December 31, 2004, the Company had real estate and other fixed assets listed and/or designated as guarantees in judicial claims, in the amount of R$845,219 (R$704,501 on December 31, 2003).

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

The weighted average depreciation rate for the year ended December 31, 2004 was 9.11% (9.23% and 8.94% for the years ended December 31, 2003 and 2002, respectively).

c.	Construction of the Star One C-1 Satellite

In 2001, the subsidiary Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the Star One C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Because of modifications to the technical specifications of the satellite, the contract was amended in March 2004 to reflect a total cost of US$212,100 and a new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The term for delivery of the satellite in orbit and of the earth control station is 30 months as from September 30, 2003. The launching is scheduled for the first half of 2006.

The amendment provides that in case of cancellation of the satellite Star One C-1 construction, the subsidiary Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of December 31, 2004 and totals R$275,971 (R$189,539 at December 31, 2003).

18.	Deferred Assets

	2004	2003
Pre-operating expenses	170,098	168,467
Impairment provision	(12,587)	(42,787)
Goodwill	102,426	—
Accumulated amortization	(167,491)	(122,810)

Net book value	92,446	2,870

The impairment provision for deferred assets refers to the pre-operating expenses of Vésper São Paulo S.A. and Vésper S.A., which were acquired on December 2, 2003.

The goodwill is recorded on the books of CT Torres, resulted from the acquisition of CT Torres by its the former parent company, which was subsequently incorporated by CT Torres and, thus, the goodwill was transferred to the books of CT Torres. The goodwill is being amortized based on future profitability, and the amortization term has been reduced from 10 to 6 years beginning on November 1, 2004.

19.	Payroll and Related Accruals

	2004	2003
Wages and salaries	4,177	1,404
Accrued social security charges	64,386	70,025
Accrued benefits	5,218	16,156

Total	73,781	87,585

20.	Accounts Payable and Accrued Expenses

	2004	2003
Suppliers	1,032,380	1,413,251
International operators	169,283	226,148
Consignment for third parties	128,753	115,830
Other	25,424	67,382

Total	1,355,840	1,822,611

21.	Taxes and Contributions

	2004	2003
Indirect taxes
ICMS (value-added tax)	210,770	134,325
PIS/COFINS (social/finance contributions)	40,393	47,245
PIS/Pasep – in suspension	144,342	132,301
PIS/COFINS – judicial deposit in court (1)	15,030	15,030
ISS (municipal service tax)	11,860	9,675
Other	20,016	21,694

Deferred taxes liabilities
IRPJ and CSSL, law No. 8,200/91 – supplementary monetary restatement	36,522	38,319
Other - income taxes (2)	2,180	830

Total	481,113	399,419

Current	432,194	347,358

Non-current	48,919	52,061

(1)	In 1999, Embratel questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite this questioning, Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprised August 1999 to April 2001. As from May, 2001, and based on case law, the company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002 Provision Measure (MP) No. 66 was published which permitted the settlement of tax liabilities, which had been under legal dispute without carrying any fines. The subsidiary Embratel then decided based on this MP and on the petition filed in court, to settle the debt by presenting the taxes and contributions provided for in the amount of R$173,122, net from the corresponding court deposits of an equal amount.
(2)	This item mainly refers to the provision for income tax and social contribution (estimate) and withholding income tax – IRRF.

22.	Loans and Financing

	2004	2003
Loans and financing	3,263,436	4,479,932
Accrued interest	166,370	110,665

Total	3,429,806	4,590,597

Current	2,099,185	1,217,256

Non-current	1,330,621	3,373,341

Loans and financing are principally comprised of credits from various banks and also from suppliers of telecommunications equipment used to enhance domestic and international telecommunications services. This debt finances working capital and equipment purchases (mainly satellites and cables) and the B1, B2, B3, B4 and C-1 satellites and is to be repaid as set out in the repayment schedule below. The debt is mainly denominated in foreign currencies as shown in the following currency analysis and bears fixed interest rates ranging from 4.5% to 11% per annum and variable interest rates ranging from 0.25% to 4% per annum over Libor. The Libor rate at December 31, 2004 was 2.50% per annum (1.22% per annum in 2003).

There were no unused commitments for long-term financing as of December 31, 2004 and 2003.

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is protected against exchange variation of the Brazilian Real through “swap” operations (Note 23.c), as described below:

	Amount	%	Average cost of debt
Current
Portion of debt under swap or reais-denominated	1,524,858	72.6	97.67% CDI
Unhedged debt	574,327	27.4	US$ + 3.24%

Total short-term debt	2,099,185	100.0

Non-current
Portion of debt under swap or reais-denominated	330,687	24.9	70.95% CDI
Unhedged debt	999,934	75.1	US$ + 9.37%

Total long-term debt	1,330,621	100.0

Total
Portion of debt under swap or reais-denominated	1,855,545	54.1	92.91% CDI
Unhedged debt	1,574,261	45.9	US$ + 7.13%

Total debt	3,429,806	100.0

a.	Model

	2004			2003
	Short term	Long term	Total	Short term	Long term	Total
Local currency
Bank loans	—	—	—	149,055	860,337	1,009,392
Commercial Paper	1,019,050	—	1,019,050	—	—	—
Finame	6,813	13,862	20,675	6,848	20,228	27,076
ICMS Financing	208	28,817	29,025	398	20,915	21,313
Leasing	1,351	1,702	3,053	564	—	564

Total	1,027,422	44,381	1,071,803	156,865	901,480	1,058,345

Foreign currency
Bank loans	957,294	430,564	1,387,858	992,274	1,566,767	2,559,041
Foreign debt security	3,936	729,960	733,896	7,997	794,530	802,527
Star One C-1 satellite financing	1,715	111,301	113,016	1,326	67,249	68,575
Suppliers	14,042	3,623	17,665	2,858	18,023	20,881
Leasing	18,265	158	18,423	24,213	13,206	37,419
Swap / Hedge	76,511	10,634	87,145	31,723	12,086	43,809

Total	1,071,763	1,286,240	2,358,003	1,060,391	2,471,861	3,532,252

Total of debt	2,099,185	1,330,621	3,429,806	1,217,256	3,373,341	4,590,597

b.	Repayment Schedule

The long-term debt amortization schedule, as of December 31, 2004, comprises the following yearly amounts:

2004
2006	180,206
2007	168,302
2008	847,015
2009	50,640
2010 to 2013	84,458

Total	1,330,621

c.	Percentage breakdown of total debt by foreign currency/original index:

	2004		2003
	Exchange/ Percentage rates	(%)	Exchange/ Percentage rates	(%)
U.S. Dollar	2.6544	64.1%	2.8892	60.9%
Japanese Yen	—	—	0.0270	10.7%
Euro	3.6195	4.7%	3.6506	5.3%
CDI (Interbank Certificate of Deposit)	17.75%	29.7%	16.50%	22.0%
TJLP	9.75%	0.6%	11%	0.6%
Real	—	0.9%	—	0.5%

Total		100.0%		100.0%

d.	Roll-over of debt

In June 2004, Embratel completed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% p.a. or CDI + 4% p.a.

e.	Prepayment of refinancing

In December 2004, Embratel prepaid the debt that was part of the 2003 rollover. This process begun in December 2003, which resulted in the disbursement of approximately US$766 million, mainly in the second half of 2004, the period that approximately US$558 million was paid. This debt was restated by Libor + 4% per annum and CDI + 4% per annum. The funds were raised from the issuance of Notes, Commercial Paper and other funds raised in the fourth quarter of 2004.

The Company also prepaid US$22 million of other loans, which were not included in the rollover program. These loans carried an approximate cost of Libor + 3.5% per annum.

The objective of the Company was to reduce the financial charges and terminate the covenants agreed upon the debt refinancing.

f.	Foreign debt securities - notes

In June 2004, Embratel conducted a “note” exchange offer of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued previously were private and the new ones are public. The new notes have the same terms as the securities issued previously, mature in 2008 and carry an interest rate of 11% per annum.

g.	Commercial paper

In November 2004, Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to replace the refinancing agreement of March 2003.

h.	ICMS Financing

In September 2002, Vésper S.A. began financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during the 60 month period with a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% per annum and a service fee equal to 1% of the each installment released. Vésper S.A. used R$28,817 (R$20,915 on December 31, 2003) of the total line of credit and the balance amounts to R$29,025 at December 31, 2004 (R$21,313 on December 31, 2003).

i.	Foreign currency bank loans

In the fourth quarter of 2004, Embratel obtained loans in the amount of US$165 million, with one year maturities and three-month Libor + 1.2% per annum interest rates.

j.	Suppliers

The suppliers’ financing is foreign currency denominated and refers to purchases of materials and equipment for the purchase of equipment needed for providing telecommunications and data (internet) services.

k.	Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially comprised of promissory notes, which although not representing actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled in the fourth quarter of 2004, due to the prepayment of the refinanced debt.

l.	Credit agreement defaults

Most of the Company’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company’s debt is in default or accelerated. As of December 31, 2004, none of the outstanding debt was in default.

As stated in Note 1.a., on November 1, 2000, Embratel incorporated Star One to manage satellite operations, transferring the satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005. The credit agreements related to these satellites include cross-acceleration provisions that would permit the lenders to accelerate the maturity thereof if the financed assets were sold or transferred to other companies. However, before incorporating Star One and transferring the assets, Embratel’s management obtained from the lenders a waiver regarding the transfer of the assets to Star One, as this was a condition that could have caused an event of default. Most of the waivers conditioned to the maintenance of Embratel as majority shareholder in Star One during the remaining term of agreements.

m.	Financial agreement for the construction of satellite – Star One C-1

On April 19, 2002, Star One entered into a financial agreement with BNP Paribas in order to finance 85% of Star One C-1 satellite construction costs and 100% of the insurance premium agreed with Coface (“Compagnie Française d’Assurance pour le Commerce Extérieur”). The total amount was equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5-year contract. During the grace period, the interest rate would be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

As the original agreement of the purchase of the satellite Star One C-1 was renegotiated due to the changes performed in the project, the price and the payment schedule were modified. Consequently, an amendment to the financing contract was signed on August 13, 2003. This amendment was signed with BNP Paribas (leading bank) and Societé Génerale, with amounts equivalent to 85% of the price of the satellite Star One C-1 to be delivered in orbit and 100% of the insurance premium agreed with Coface. The new total amount was US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, totaling 10 years of term. During the grace period, the interest rate would be the six-month LIBOR plus 0.75% per annum and during the repayment period, 3.93% per annum. Income tax on remittances of interest is due by the creditors.

On June 1, 2004, the Credit Agreement was amended due to modifications of the satellite project and payment schedule. The amount of the credit was changed to US$185,232 (including US$18,547 of the credit insurance premium). All others conditions remained the same. At December 31, 2004, the amount drawn totaled US$41,717.

The current agreement foresees the following guarantee clauses:

m.1.)	Starting July 1, 2005, Star One will make monthly deposits in the account “Debt Service Reserve Account” of the amounts in Reais equivalent to 1/12 (one twelfth), in US dollars, of the first semi-annual installment related to principal and interest. As from the date for beginning of the amortization period, foreseen to occur in November 2006, and until the final term of the agreement, Star One will keep deposited in the mentioned account the amount in Reais equivalent, in US dollars, to 115% of one semi-annual installment of the debt service;

m.2.)	A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case Star One delays the payments contractually scheduled;

m.3.)	In the event of unavailability of the guarantee in the above mentioned item “m.1”, there is the guarantee of the accounts receivable originated from the transponder lease agreement signed between subsidiaries Embratel and Star One;

m.4.)	In the event of unavailability of guarantees “m.1” and “m.3”, as from July 1, 2006, Embratel is responsible for making deposits to the Debt Service Reserve Account, limited to US$122,337;

m.5.)	During the term of the agreement, Embratel pledges to hold not less than 51% of the total voting shares of Star One; and

m.6.)	Star One is bound by financial covenants to the creditor banks, on account of the renegotiated agreements, with respect to the level of indebtedness and the minimum earnings before financial results, income taxes, depreciation and amortization (“EBITDA”). To date, the subsidiary Star One has complied with all covenants.

n.	Covenants

Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements. At December 31, 2004, the Company is in compliance with all such covenants.

23.	Financial Instruments

a.	Miscellaneous

Embratel carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b.	Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In this sense, a system which is applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c.	Interest rate, currency and forward currency swaps

Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	As of December 31, 2004
Classes	Issue date	Maturity Date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	01/03/05 to 12/12/08	258,891	87,145	84,592
Forward	11/4/04	01/12/05 and 03/16/05	65,000	18,189	15,138

		Total	323,891	105,334	99,730

	As of December 31, 2003
Classes	Issue date	Maturity Date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	Various	449,982	43,809	46,616

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d.	Criteria, assumptions and limitation in the market value calculations

d.1.)	Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

d.2.)	Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

d.3.)	Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of December 31, 2004, which market values differ from their carrying values are shown below:

	2004		2003
	Book value	Market value	Book value	Market value
Loans and financing	3,429,806	3,220,803	4,590,597	4,944,239

24.	Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Holding Company’s privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded. For those claims evaluated as possible loss, a provision has not been recorded.

Part of the changes in the provision for contingencies is due to monetary and exchange variation and thus affects net financial results.

The amounts involved are described as follows:

	Probable		Possible
	2004	2003	2004	2003
Labor	91,434	30,753	75,097	41,242
Tax	94,294	6,933	1,951,393	1,186,287
Civil	291,536	36,063	191,348	570,200

Total	477,264	73,749	2,217,838	1,797,729

24.1.	Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others.

24.2.	Tax contingencies

	Probable		Possible
Claims	2004	2003	2004	2003
ICMS (a)	87,115	465	1,154,207	779,652
Income tax on inbound international income (b)	—	—	351,635	351,635
INSS (Brazilian Social Security Institute) (c)	—	—	47,000	55,000
PIS (d)	—	—	159,000	—
COFINS (e)	—	—	236,600	—
Others (f)	7,179	6,468	2,951	—

Total	94,294	6,933	1,951,393	1,186,287

a.	ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by Embratel as exempted or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies, amounting to R$86,650, have been assessed as probable losses and therefore a provision has been recorded. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$893,749 (R$539,000 on December 31, 2003). As a result of this evaluation no provision has been recorded.

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is required the payment of ICMS on the rental of transponders and on broadband Internet services. In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for the nonpayment of the ICMS over satellite capacity and other accessory obligations. Star One’s management and its legal counsel evaluate the probability of loss of these assessments as possible and, thus, no provision has been recorded.

The subsidiary Vésper S.A. has ICMS-related assessments in the amount of R$5,117, of which R$465 has been accrued in the financial statements, and R$4,652, which the probability of loss has been evaluated as possible, no provision has been recorded.

b.	Income tax on inbound international income

Based on its legal advisor’s opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the SRF assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers’ Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of Embratel’s Management and legal counsel, which consider the probability of loss as possible, the amounts arising from these assessments have not been recorded in the financial statements.

c.	INSS (National Institute of Social Security)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible and thus, no provision has been recorded.

d.	PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70.

The probability of loss related to the assessment has been reclassified from remote to possible during 2004 due to the reassessment made by Embratel’s legal advisors and therefore, no provision was recorded.

e.	COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level which is still pending decision.

Based on the reassessment made by Embratel’s legal advisors, the chances of loss in the case of this tax assessment have been reclassified from remote to possible in 2004 and therefore, no provision has been recorded.

f.	Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951.

This subsidiary’s Management and its legal counsel understand that the probability of loss is possible and, therefore, no provision has been recorded in the financial statements for the amounts involved in these claims.

As of December 31, 2004 the Company recorded a provision in the amount of R$5,541 (R$5,076 on December 31, 2003), mainly related to the dispute involving the subsidiary Vésper S.A. to assure the non-incidence of CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, the subsidiaries Vésper S.A and Vésper São Paulo S.A. filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries Vésper S.A. and Vésper São Paulo S.A. and that of their legal counsels, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,638 as of December 31, 2004 (R$1,392 on December 31, 2003).

g.	Withholding income tax on remittances to foreign telecommunications companies

Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additional, totaling R$39,462, were paid, and, recognized as expense in the first quarter of 2003.

Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

24.3.	Civil contingencies

	Probable		Possible
Claims	2004	2003	2004	2003
Disputes with local operators (a)	2,000	—	43,349	520,200
Anatel and public institutions (b)	13,004	1,120	63,267	50,000
Disputes with third parties (c)	276,532	34,943	84,732	—

Total	291,536	36,063	191,348	570,200

a.	Disputes with local operators

In November 2004, due to the agreements executed separately by Embratel and each one of the local operators (Note 32), the parties required the extinguishment of all legal suits and the charges which aimed the judgment against Embratel for the payment of amounts arising from interconnection contracts executed with the local operators, which totaled to a historic amount of approximately R$520,200 at December 31, 2003.

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,000. In another collection lawsuit in the amount of R$43,349, Embratel and its legal advisors believe that the chances of loss are possible and therefore no provision has been recorded.

b.	Contingencies related to Anatel and other public institutions

b.1. Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,569 which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

In the opinion of Embratel’s Management and its legal counsels, the chances of loss regarding the penalty sought by Anatel and third parties have been classified and possible and thus, have not been provisioned. In regards to the tax execution sought by the state of Rio de Janeiro, Embratel and its legal advisors have classified the chances of loss as probable and have therefore recorded a provision of R$8,500.

b.2. Administrative Suits for Noncompliance with Obligations (PADO’s)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several Administrative Procedures for Disregarding Obligation (“PADO”) against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A. Due to the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADO’s of subsidiaries Vésper S.A. and Vésper São Paulo S.A. were classified as probable and therefore provisions have been recorded in the amounts of R$2,161 and R$2,343, respectively (R$959 and R$161 as of December 31, 2003).

In relation to Embratel’s fines of R$10,698 (January to June 2000 and October 2000), no provisions were recorded since the chances of loss were classified as possible.

b.3. Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary Vésper S.A., as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim.

Due to the understanding of Management of Vésper S.A. and that of its legal counsels on this matter, the chances of loss in this case are possible and therefore, no provision has been recorded in the financial statements.

c.	Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$22,798 (R$14,118 on December 31, 2003).

Similarly, Vésper São Paulo S.A. was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary Vésper São Paulo S.A. recorded a provision for an updated amount of R$4,792 (R$4,865 on December 31, 2003).

Vésper São Paulo S.A. and Vésper S.A. recorded a provision related to judicial disputes with third parties in the amount of R$5,980 on December 31,

2004 (R$6,172 on December 31, 2003). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. For those suits with losses classified as possible, amounting to R$23,434, no provision has been recorded.

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$19,383. In the opinion of the Management of Embratel, the chances of loss are probable and a provision in the total amount of R$45,116 has been recorded.

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, Vésper S.A. filed a lawsuit and an injunction was granted in October 2003, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. On December 31, 2004, Vésper S.A. and its legal counsels reassessed this case and understand that the chances of loss are remote (regarded as probable on December 31, 2003, totaling R$3,288), and thus, no provision has been recorded.

CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations.

In the opinion of the management of CT Torres Ltda. and its legal counsels on this matter, the chances of loss are probable in these cases and a provision in the amount of R$375 has been provisioned.

CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of CT Torres Ltda. and its legal counsels the chances of loss in these cases are possible, and therefore, no provision has been recorded.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$27,011. The suits in which losses were classified as possible amount to R$42,053 and no provision has been recorded.

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by the subsidiary.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s management and its legal advisors classified the chances of loss as probable and have thus, recorded a provision in the amount of R$5,500.

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, Embratel believes that the chances of loss in some of the suits are probable, and have therefore recorded a provision of an updated amount of R$164,960 (R$6,500 on December 31, 2003). In other suits classified as possible, in the amount of R$14,800, R$10,835 has been deposited in court.

Embratel, Vésper S.A. and Vésper São Paulo S.A., and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiaries and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

25.	Actuarial Liabilities - Telos

Embratel and Star One sponsors a defined contribution plan, a defined benefit plan and a post-retirement medical assistance plan, all managed by the Fundação Embratel de Seguridade Social (“Telos”). Telos, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. Embratel founded it on August 1, 1975.

The rate of contribution for the defined benefits plan for 2004, 2003 and 2002 was 19.8% of the salary of the active participants in this plan (8 participants on December 31, 2004).

After the privatization, Embratel introduced a defined contributions plan through Telos, which was reviewed and approved by the Brazilian Federal Government on

November 19, 1998. Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor’s contribution ranges from 3% to 8% of the participants’ salary, in addition to the extraordinary contribution, provided in the plan’s by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Contributions to the defined benefit and post-retirement medical assistance plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between Embratel and Telos, and approved by the Brazilian pensions regulatory authority (“Secretaria de Previdência Complementar”). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contribution plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2004, the outstanding balance payable to Telos amounts to R$174,086 (R$154,429 on December 31, 2003).

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

Consequently, on December 31, 2001, Embratel recorded an additional liability in the amount of R$193,424 (effect in Holding Company – R$191,050) against shareholders’ equity in the form of a prior year adjustment. On December 31, 2004, that liability amounted to R$265,020 (R$238,816 as of December 31, 2003).

Reconciliation of Assets and Liabilities as of December 31, 2004:

	Defined Benefit Plan (DBP)		Defined Contribution Plan (DCP)		Medical Health care Plan (MHCP)
Actuarial liabilities - present value	(1,099,044)		(1,416,364)		(368,225)
Fair value of the plan assets	1,174,458		1,388,211		58,443

Present value of liabilities in excess of assets in excess of liabilities and assets	75,414		(28,153)		(309,782)
Actuarial (gains) or losses unrecognized	(5,742)		(22,167	)(2)	44,762
Actuarial assets unrecognized by Embratel	(69,672	)(1)	(123,766	)(3)	—

Net actuarial liabilities	—		(174,086)		(265,020)

(1)	Unrecorded actuarial assets owed mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.
(2)	This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2.222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.
(3)	Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future.

Main actuarial assumptions for 2004 and 2003 used at balance sheet date:

a.	Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a. (DBP and MHCP) Inflation + 2.0% p.a. = 7,1% p.a. (DCP)
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98 (1)
(vi)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)	The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recover of inflationary losses.

b.	Other assumptions:

(i)	Table of general mortality rate	UP-94 with 2 year peaks
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer disability onset chart
(iv)	Turnover	Not used (DBP and MHCP)

Statement of changes in actuarial liabilities:

	2004	2003	2002
Beginning balance	393,245	402,955	419,849

Plus – Interest and updating of actuarial obligations	90,447	33,924	58,548
Plus - Actuarial liabilities arising from CVM Deliberation No. 371 (medical health care plan)	26,207	24,959	—
Debt surplus – January to April 2003 – Voluntary Dismissal Program	—	15,413	—
Monetary restatement of debt surplus – January to April 2003 – PDI	270	—	—
Payment of debt surplus – January to April 2003 – PDI	(15,683)	—	—
Less – Payments made during the year	(55,380)	(84,006)	(75,442)

Actuarial liabilities	439,106	393,245	402,955

Current	68,342	64,442	63,973

Non-current	370,764	328,803	338,982

Actuarial liabilities breakdown:

Defined contributions plan (unsecured liabilities)	174,086	154,429	189,098
Medical assistance plan	265,020	238,816	213,857

Total	439,106	393,245	402,955

26.	Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to market conditions, and the most important balances and values are shown below:

	2004	2003
ASSETS
Current
Accounts receivable (telephone traffic)
Techtel	137	—
Telmex – Brazil	5,494	—
BSE	1,011	—
ATL	4,621	—
Stemar	1,067	—
BCP	745	—
Tess	1,556	—
Telet	1,199	—
Albra	7	—
Americel	369	—

Foreign administrators (telephone traffic)
Telmex – México	2,254	—
Telmex – Chile	133	—
Telmex – Argentina	389	—
MCI (1)	—	64,390

Other assets
Stemar	223	—
Telmex – Brazil (loan) (2)	565	—
Other	—	927

	2004	2003
LIABILITIES
Current
Accounts payable (telephone traffic)
Telmex – Brazil	4,425	—
Telet	2,874	—
Americel	6,478	—
Tess	6,320	—
Algar	7,784	—
BCP	10,438	—
BSE	5,569	—
Stemar	2,816	—
Albra	1,721	—
ATL	974	—
Techtel	6	—
Foreign administrators (telephone traffic)
Telmex México	1,654	—
Telmex Chile	255	—
Telmex Argentina	319	—
MCI (1)	—	42,519
Proceda (1)	—	158
Other (1)	—	2,553
Loans – Inbursa Bank (3)	133,401	—

Related parties
MCI administration fee (1)	—	6,851
MCI accounts payable (1)	—	5,143

	2004	2003	2002
STATEMENTS OF OPERATIONS
Net operating revenue
Domestic traffic
Telmex – Brazil	14,017	—	—
BSE	4,538	—	—
ATL	20,971	—	—
Stemar	1,998	—	—
BCP	5,455	—	—
TESS	8,109	—	—
Telet	10,648	—	—
Albra	6,313	—	—
Americel	14,300	—	—
International traffic
Telmex – México	1,770	—	—
Telmex – Argentina	432	—	—
Telmex – Chile	137	—	—
Techtel	51	—	—
MCI (1)	—	132,782	128,760
Others (1)	—	971	—
Call Center
Stemar	223	—	—

Cost of services provided and goods sold
Domestic traffic
Telmex – Brazil	(3,924)	—	—
Albra	(4,524)	—	—
Algar	(23,108)	—	—
Americel	(15,773)	—	—
BCP	(41,596)	—	—
BSE	(15,433)	—	—
Stemar	(4,906)	—	—
Telet	(12,207)	—	—
Tess	(19,201)	—	—
ATL	(2,770)	—	—
International Traffic
Techtel	(140)	—	—
Telmex – México	(1,079)	—	—
Telmex – Argentina	(254)	—	—
Telmex – Chile	(261)	—	—
MCI (1)	—	(68,953)	(85,623)
Others (1)	—	(823)	(4,044)

General and administrative
Administrative fee MCI (1)	—	(14,024)	(36,232)
Proceda (1)	—	(9,961)	(14,505)
Others MCI (1)	—	(297)	—
ATL	112	—	—
Financial
Interest on borrowings – Banco Inbursa (3)	(681)	—	—
Exchange variation on the administrative fee - MCI (1)	—	(1,100)	(18,395)

(1)	In July 2004, the disposal of the shareholding interest of MCI in the Holding Company was concluded (Note 1).
(2)	Interest rate: SELIC – Special System for Settlement and Custody

Maturity of principal: January 30, 2005

(3)	Interest rate: three month Libor + spread of 1.2%

Maturity of principal: November 11, 2005

Guarantee: promissory note

27.	Insurance (Unaudited)

The Company’s management considers that all assets and liabilities of any material values and risks related thereto have been covered by insurance.

a.	Embratel

On December 31, 2004, Embratel had Operating Risk type insurance policies for the total risk amount of R$10,802,107, and maximum indemnity limit equal to R$878,807, including owned equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance in accordance with the concession contracts.

b.	Star One

All Earth Station Equipment is insured at its approximate replacement values. The insurance of the satellite in orbit B1 was in effect through September 30, 2004, and was not renewed after this date. The insurance of the satellites B2, B3 and B4 was renewed through April 30, June 30, and August 16, 2005, respectively. The following table shows the amounts insured and the net book value of the satellites at December 31, 2004 (in local currency equivalent to the US dollar amount insured at December 31, 2004):

Satellite	Average amount insured (*)	Net book value
B2	17,373	—
B3	142,448	—
B4	252,757	49,838

(*)	December 31, 2004 = US$1.00 = R$2.6544.

c.	Vésper São Paulo S.A. and Vésper S.A. (amounts expressed in local currency equivalent to the amount in US dollars insured as of December 31, 2004)

At December 31, 2004, Vésper São Paulo S.A. and Vésper S.A. had insurance contracts covering Operational Risks in the total amount in risk of R$1,709,824. The maximum indemnity limit as to the Operational Risk insurance policy is equivalent to R$508,302.

28.	Shareholders’ Equity

a.	Capital Stock

The authorized capital on December 31, 2004 and 2003 corresponds to 700 billion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the years 2004 and 2003 amounts to R$2,273,913, comprised of 334,399,028 thousand shares, without par value and distributed as follows (in thousand share lots): 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of December 31, 2004 (332,964,465 thousand shares) and on December 31, 2003 (333,419,064 thousand shares) is R$13.59 and R$14.62, respectively per thousand share lot, expressed in reais.

The capital may be increased only by a decision taken at a shareholders’ meeting or by the board of directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders’ meeting.

On January 5, 2005 the authorized capital was increased to 1 trillion common or preferred shares).

Under BR GAAP the number of non-voting shares, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b.	Revenue reserves

b.1)	Legal reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated losses.

b.	Revenue reserves

b.2)	Unrealized earnings reserve

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments through that date. The reserve is realized when dividends are received from Embratel.

Since Law No. 10,303/01 became effective, Unrealized Earnings Reserve are constituted by the amount of the statutory dividend in excess of realized net earnings for the year. For this purpose the obligatory dividend is calculated according to the Holding Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01. Therefore, any part of the reserve to be constituted subsequent to the issuance of Law No. 10,303/01 will consist of the postponed dividend itself, and will no longer be the basis for calculation of the dividends.

In connection with Circular Letter CVM/SEP/SNC No. 01/2003, of January 16, 2003, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amounts compose the base for calculation of dividends payable.

b.3)	Reserve for investments

On December 31, 2004, the accumulated losses were absorbed by the investment reserve.

On December 31, 2003, in order to meet the permanent investment plans provided for in the formal, approved budgets by the Holding Company’s Boards, according to that provided in article 196 of the Corporation Law and article 8 of CVM Instruction No. 59 issued in December 1986, the Holding Company established an Investment Reserve for adjusted net profits remaining from the period in the amount of R$258,413 and transferred to this reserve the remaining retained profit balances in the amount of R$569,753.

c.	Dividends and interest on capital

According to the Holding Company’s by-laws, the preferred shares are non-voting, except under certain limited circumstances. They are entitled (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever is higher (Holding Company’s by-law alteration on December 30, 2002), and have priority in relation to the common shares in the event of liquidation of the Holding Company.

According to the Holding Company’s by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Holding Company’s by-laws and in accordance with Brazilian corporate law. The proposed dividends are appropriated at year-end.

The adjusted net profit for the year ended December 31, 2003 is as follows:

Net income for the year	224,293
Constitution of legal reserve	(11,215)
Realization of unrealized earnings reserve	131,472

Adjusted net income – basis for calculation of dividends	344,550

Minimum percentage of statutory dividends	25%
Minimum dividends	86,137

For the year ended December 31, 2004 and 2002, the Company’s adjusted result, the basis for distribution of dividends, was negative.

In 2003, dividends for payment to holders of preferred shares were accrued, as shown below:

Subscribed capital stock	2,273,913
Minimum percentage of statutory dividends	6%

136,435

Total number of shares	334,399,027,592

Total number of preferred shares	210,029,997,060

Single value per thousand shares	0.41

Dividends	86,137

d.	Treasury shares

As of December 31, 2004, the Holding Company held 1,434,563 thousand of its own preferred shares in treasury (979,964 thousand preferred shares on December 31, 2003), after the sale, during 2004, of 1,615,240 thousand and repurchase of 2,069,839 thousand of these shares. The balance of treasury shares on December 31, 2004 is R$16,218 (R$19,133 on December 31, 2003).

The market value per thousand shares lot at the end of 2004, expressed in reais was R$5.60.

e.	Stock Option Plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Holding Company on July 23, 2004, the granted options became exercisable.

Number of preferred share purchase options (thousands of shares)

Open options as of January 1, 2002	6,264,711

Options offered in 2002	2,097,333
Options cancelled in 2002	(477,615)

Open options as of December 31, 2002	7,884,429
Options offered in 2003	2,806,500
Options sold in 2003	(1,220,853)
Options cancelled in 2003	(738,996)

Open options as of December 31, 2003	8,731,080
Options offered in 2004	152,500
Options sold in 2004	(1,615,240)
Options cancelled in 2004	(99,846)

Open options as of December 31, 2004	7,168,494

Weighted average exercise price of the purchase options on December 31, 2004 (per thousand shares, expressed in reais)	6.57

As required by CVM Official Letter No. 01/04, item 21.9, had the Holding Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net loss for the year ended December 31, 2004 would have been increased by R$14,146, totaling R$351,347.

f.	Reconciliation of net income (loss) of the Holding Company to those of the Consolidated Financial Statements

As of December 31, the reconciliation between the Holding Company’s net income (loss) for the year and the consolidated net income (loss) is as follows:

	2004	2003	2002
Holding Company	(337,201)	224,293	(626,345)

Recognition of the effects of other subsidiaries in Embratel	—	—	3
Donations recorded in shareholders’ equity of the subsidiaries	(2,055)	(659)	—

Consolidated	(339,256)	223,634	(626,342)

29.	Director’s Fees

During the years 2004, 2003 and 2002, directors’ fees in the amount of R$38,358, R$25,869 and R$10,894, respectively, were recorded as Operating Expenses.

30.	Commitments with Anatel (Unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of Embratel.

Indicator	Position in December 2004	Target for 2005
Rate of international long distance calls completed in each peak period for conventional switching telephone services (target in 2004: 70%)
Morning	68.4%	70.0%
Daytime	68.8%	70.0%
Nighttime	62.5%	70.0%
Rate of domestic long distance calls completed in each peak period for conventional switching telephone services (target in 2004: 70%)
Morning	69.1%	70.0%
Daytime	69.2%	70.0%
Nighttime	68.4%	70.0%
Rate of calls completed to telephone answering services of up to 10 seconds per peak period for conventional switching telephone serviced (target in 2004: 94%)
Morning	97.0%	94.0%
Daytime	96.9%	94.0%
Nighttime	97.0%	94.0%
Requests for public use telephone repairs per 100 telephones in service (target in 2004: 10)	9	10
Number of accounts with complaints of errors in each 1000 (target in 2004: 2)	0.3	2
Number of Telephones in public use (TUP) in service	1,400	(* )

Notes:

(*)	There is no regulation, one target established for the indicator.

All data shown above can be found in the Anatel site.

31.	Voluntary Dismissal Program

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

32.	Agreement with Operators

In November 2004, the Company formalized an agreement with the operators of the Telemar and Brasil Telecom groups to settle administrative, legal and business disputes arising among the parties over the past several years, establishing guidelines and commitments that will govern their relationships as from that date. As a result, a gain of approximately R$21 million was recorded in the consolidated statement of income for the year ended December 31, 2004, net of taxes, as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits and other current assets, property, plant and equipment, accounts payable and accrued expenses, taxes and contributions, other liabilities, deferred income, bad debt expenses, other operating income (expense), net, financial income (expense), other non operating income (expenses) and income tax and social contribution expenses. The Company’s Management believes that this agreement will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

33.	Subsequent Events

a.	Notes

On April 27, 2005, Embratel prepaid 35% of US$275 million of Notes issued in December 2003, which have maturity in 2008.

b.	Capital increase

On May 3, 2005, the Company’s capital increase, approved by the Board of Directors’ on February 3, 2005 and re-ratified on February 23, 2005 is concluded, with the entire subscription of the shares offered. On May 23, 2005, the Board of Directors ratified the Company’s capital increase of R$1,822,800, to R$4,096,713, with the following ownership structure:

Shareholders	Common	%	Preferred	%	Total	%
Startel Participações Ltda (1)	148,345,868,474	52.6%	118,103,552,586	24.8%	266,449,421,060	35.1%
New Startel Participações Ltda (1)	5,619,208,511	2.0%	4,470,908,233	0.9%	10,090,116,744	1.3%
Telmex Solutions Telecommunications (1)	114,368,209,714	40.6%	90,996,760,410	19.1%	205,364,970,124	27.1%
Consertel (1),(2)	—	0.0%	2,661,105,000	0.6%	2,661,105,000	0.4%
Controller Stake	268,333,286,699	95.1%	216,232,326,229	45.4%	484,565,612,928	63.9%
Treasury Stock	—	0.0%	1,263,690,747	0.3%	1,263,690,747	0.2%
Others	13,694,395,274	4.9%	258,782,305,387	54.3%	272,476,700,661	35.9%

Total	282,027,681,973	100.0%	476,278,322,363	100.0%	758,306,004,336	100.0%

% by type of shares	37.2%	0.0%	62.8%	0.0%	100.0%	0.0%

(1)	Telmex;
(2)	Held through ADRs

c.	Commercial paper

On May 19, 2005, Embratel prepaid the commercial paper in full, amounting to R$1 billion, with a portion of the proceeds from our capital increase.

d.	Business combinations

On May 23, 2005, the Board of Directors authorized the management to take the necessary measures for having economic-financial feasibility studies and analysis in order to assess possible acquisitions by the Holding Company of (i) all of the capital stock of Telmex do Brazil Ltda., and (ii) an equity stake equivalent to 37.11% of the capital stock of Net Serviços de Comunicação S.A., held by Telmex.

As a result of the potential acquisitions, Telmex should receive new common shares to be issued by the Company, as a consequence of the capital increase approved for absorbing the assets and liabilities of the merged companies.

The Holding Company’s administration believes that the acquisition is comply with its policy of developing alternatives for expanding its business lines, seeking not only to increment its share in the areas where it already has a consolidated presence, but also its expansion to other segments of the Telecommunications market in Brazil.

34.	Summary of the Differences Between Accounting Practices in Accordance with BR GAAP and U.S. GAAP

As described in Note 2a, the consolidated financial statements are prepared in accordance with accounting practices generally adopted in Brazil. These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

a.	Capitalization of interest cost

Until December 31, 1993, under BR GAAP, interest was capitalized separately and amortized over a period different from the useful lives of the related assets. Also, until December 31, 1998, under BR GAAP as applied to companies in the telecommunications industry, interest attributable to construction in progress was computed at the rate of 12% per annum on the balance of construction in progress. The capitalized part, which related to interest on third-party loans, was credited to interest expense based on actual interest costs and the balance related to the Company’s own capital was credited to capital reserves. As from January 1, 1999, interest charges and monetary and foreign exchange variation from financing linked to construction in progress are capitalized to the balance of the assets and credited to interest expense and monetary and foreign exchange variation.

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

During 2003 and 2002, the Company did not have any financings directly linked to fixed assets and consequently, no interest was capitalized under BR GAAP. During all years presented, amortization under BR GAAP is higher than that under U.S. GAAP because, prior to 1999, a significant portion of interest capitalized under BR GAAP related to amounts credited to capital reserves that were not capitalized for U.S. GAAP purposes. In 2004, interest was capitalized under BR GAAP on Star One’s books.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2003	2002
Capitalized interest difference-
U.S. GAAP capitalized interest- Interest capitalized during the year	15,528	27,202	99,497
U.S. GAAP difference in accumulated capitalized interest on disposals	8,354	2,212	8,583

	23,882	29,414	108,080

Less: BR GAAP capitalized interest- Interest capitalized during the period	(2,954)	—	(6,350)

U.S. GAAP adjustment	20,928	29,414	101,730

Amortization of capitalized interest difference-
Amortization under BR GAAP	59,704	136,239	139,685

Less: amortization under U.S. GAAP	(51,391)	(95,064)	(128,380)
U.S. GAAP difference in accumulated amortization on disposals	(3,564)	(1,241)	(8,113)

	(54,955)	(96,305)	(136,493)

U.S. GAAP adjustment	4,749	39,934	3,192

b.	Monetary correction of 1996 and 1997

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997.

c.	Pension and Other Post-retirement Benefits

Under BR GAAP, the Company provides for the costs of pensions and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by Telos’ actuaries and certified by independent actuaries. For purposes of the U.S. GAAP reconciliation, the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions,” have been applied. The provisions of SFAS No. 87 were applied with effect from January 1, 1991 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$73,743 of the transition liability was transferred directly to shareholders’ equity at the implementation date.

Under BR GAAP, the Company adopted CVM Deliberation No. 371 during the year ended December 31, 2001 and recorded as an adjustment to the opening shareholders’ equity an amount of R$191,050 (Note 25). This adjustment was reversed for U.S. GAAP purposes, since all effects of Pension and Other Post-retirement Benefits have already been recognized after applying SFAS Nos. 87 and 106.

As fully described in Note 25, for BR GAAP purposes, the recognition of other post-retirement benefit obligations was required since December 2001. Under U.S. GAAP, this pension and other post-retirement benefit obligations have been recorded as of January 1, 1991, resulting in a reconciling item for the unrecognized net actuarial gains and losses. See Notes 34.q. and 35.b.

d.	Items posted directly to shareholders’ equity accounts

Under BR GAAP, certain items are posted directly to shareholders’ equity accounts, which under U.S. GAAP, are posted to the income statement. Examples include capitalized interest, donations and grants and fiscal incentive investment credits received. The posting of such items to shareholders’ equity in the subsidiary companies gives rise to consolidation adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings by the subsidiaries to their equity accounts would, under U.S. GAAP, be made directly to the income statement, these consolidation adjustments are included in the reconciliation of net income in accordance with U.S. GAAP.

e.1	Dividends

Under the Company’s bylaws, the Company is required to distribute an aggregate amount equal to at least 25% of the Company’s adjusted net income of each fiscal year as a minimum mandatory dividend. Each preferred share is entitled to priority in the allocation of adjusted net income up to its non-cumulative dividend preference, equal to the greater of: (i) 6% of the portion of total share capital attributable to preferred shares; or (ii) at least 10% greater than the dividend paid per common share. For more information regarding dividends paid to the Company’s shareholders, see Note 28.c.

The Company may refrain from paying the mandatory minimum dividend for a given fiscal year only if the managing bodies of the corporation (i.e., the board of directors and the board of executive officers (diretoria)) report to the annual general shareholders meeting that payment of the mandatory dividend would be “incompatible with the corporation’s financial situation.”

Under BR GAAP, the minimum mandatory dividend must be recognized in the year in which the related income is earned.

In 2003 and 2002, the Company’s accounting policy under U.S. GAAP was to recognize dividends in the period in which the dividends were approved by the Company’s shareholders because the Company believed that the minimum mandatory dividend did not become a liability for U.S. GAAP purposes until that point. Following this policy, in the U.S. GAAP reconciliation of shareholders’ equity for 2003, the Company reversed R$86 million in dividends that were recognized in 2003 under BR GAAP and did not take the dividends into account in earnings per share for U.S. GAAP purposes in 2003. Under the policy the Company applied in 2003 and 2002, the dividends should have been taken into account in earnings per share for U.S. GAAP purposes in 2004.

In 2004, the Company changed its accounting policy under U.S. GAAP to recognize the minimum mandatory dividend in the year in which the distributable profits were earned. The Company believed that because of the limited discretion of shareholders to veto payment the dividend was more properly treated as a liability as of the end of the year in which the distributable profits were earned. Under the policy the Company applied in 2004, the dividends should have been taken into account in earnings per share for U.S. GAAP purposes in 2003. Because of the change in policy, the dividends were not taken into account in earnings per share for U.S. GAAP purposes in either year.

The following table sets forth shareholders’ equity under U.S. GAAP if the Company had applied in 2003 the same accounting policy that it applied in 2004:

	2004	2003
Shareholders’ equity as reported	5,009,010	5,475,633
Shareholders’ equity applying new policy	5,009,010	5,389,496

e.2	Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date.

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

Under the U.S. GAAP the Company presents basic and diluted earnings per share in accordance with SFAS No. 128, “Earnings per Share.”

Since the preferred and common shareholders have different dividends, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method for U.S. GAAP purposes. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Holding Company’s bylaws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends not less than a minimum of 6% on the amount resulting from the division of the subscribed capital, by the number of shares of the Holding Company (as defined in the Holding Company’s bylaws) (distributable net income) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting preferred stock dividends and common stock dividends from net income. The preferred and common shareholders share undistributed net income equally on a “pro rata” basis.

The options described in Note 34.k. were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the Holding Company’s common shares for all periods presented.

The following table sets forth the calculation of earnings per share under U.S. GAAP:

	Year ended December 31,
	2004		2003		2002
	(in thousands of reais, except per share data)
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator:
Allocated net income (loss) available for common and preferred shareholders	(138,040)	(231,215)	142,795	239,288	(253,334)	(424,526)
Basic and diluted denominator:
Weighted average shares outstanding	124,369,031	208,317,101	124,369,031	208,410,612	124,369,031	208,411,830
Basic and diluted earnings per share	(1.11)	(1.11)	1.15	1.15	(2.04)	(2.04)

As disclosed in note 34.e.1, in 2004 the Company changed its accounting policy for recognition of dividends under U.S. GAAP to recognize minimum mandatory dividends in the year in which the distributable profits were earned. The following table sets forth the calculation of earnings per share under U.S. GAAP if the Company had applied in 2003 and 2002 the same accounting policy that it applied in 2004:

	Year ended December 31,
	2004		2003		2002
	(in thousands of reais, except per share data)
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator:
Dividends	—	—	—	86,137	—	—
Allocated net income (loss) available for common and preferred shareholders	(138,040)	(231,215)	110,603	185,343	(253,334)	(424,526)

Total basic and diluted numerator	(138,040)	(231,215)	110,603	271,480	(253,334)	(424,526)

Basic and diluted denominator:
Weighted average shares outstanding	124,369,031	208,317,101	124,369,031	208,410,612	124,369,031	208,411,830
Basic and diluted earnings per share	(1.11)	(1.11)	0.89	1.30	(2.04)	(2.04)

f.	Impairment of long-lived assets

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The Company has performed a review of its long-lived assets and concluded that an impairment charge was required, on the permanent assets of Vésper S.A. and Vésper São Paulo S.A., as described in Note 17.

g.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by BR GAAP. However, in these financial statements, the level of disclosure generally has been expanded to comply with U.S. GAAP, and additional disclosures required by U.S. GAAP are presented in Note 35.

h.	Interest income (expense)

BR GAAP requires interest to be included as part of operating income. Under U.S. GAAP interest income (expense) is included as non-operating income.

i.	Deferred income tax and social contribution assets

As mentioned in Note 12, under BR GAAP, no tax credits were recorded in certain subsidiaries, due to the uncertainties involving their realization.

Under U.S. GAAP, these subsidiaries recorded a deferred income tax and social contribution assets, with the corresponding valuation allowance, as follows:

	2004	2003
Deferred income tax and social contribution assets	1,666,877	1,485,006

Valuation allowance	(1,666,877)	(1,485,006)

This GAAP difference has no impact on net income (loss) nor shareholders’ equity for all periods presented.

j.	Retained earnings

For BR GAAP, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, retained earnings allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as distributable capital. As a result of the May 22, 1998 spin-off, the Holding Company had U.S. GAAP distributable capital of R$994,594.

Under BR GAAP the remaining outstanding amount of the retained earnings is transferred to a reserve for investment (see Note 28.b.3). However, for U.S. GAAP purposes this amount is classified as retained earnings.

k.	Stock option plan

As mentioned in Note 28.e., the Holding Company has maintained a stock option plan since December 17, 1998. The Holding Company has granted shares to employees of the group, exercisable ratably over 3 years, at a grant price equal to market price at date of grant plus indexation based on the IGP-M until April, 2000. From then on, the exercise price is indexed to inflation using IGP-M in excess of 12% per annum until October 2001. As from then, the exercise price is no longer indexed. No options are exercisable for more than 10 years after date of grant.

Based on the terms of the plan, the Holding Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB Opinion 25 and related interpretations in accounting for its stock option plan. For all periods presented, compensation expense under U.S. GAAP related to the Company’s stock option plan is minimal and consequently, has not been reflected as a U.S. GAAP adjustment.

The following table summarizes information about the shares granted and outstanding at December 31, 2004, 2003 and 2002:

	2004
	Options outstanding			Options exercisable
Date of Grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number outstanding (in thousands)	Weighted- average exercise price (R$)
March 05, 2004	80,000	9.26	8.57	80,000	8.57
January 15, 2004	72,500	9.10	8,89	72,500	8,89
October 1, 2003	2,498,000	8.85	7,60	2,498,000	7,60
August 7,2003	30,000	8.68	5.30	30,000	5.30
February 7, 2003	11,000	8.19	2.99	11,000	2.99
October 9, 2002	607,533	7.86	2.20	607,533	2.20
December 10,2001	22,000	7.04	9.44	22,000	9.44
October 30, 2001	11,500	6.88	7.17	11,500	7.17
October 5, 2001	3,835,961	6.88	6.51	3,835,961	6.51

	7,168,494			7,168,494

	2003
	Options outstanding			Options exercisable
Date of Grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number outstanding (in thousands)	Weighted- average exercise price (R$)
October1, 2003	2,550,000	9.83	7.60	—	7.60
August 7, 2003	30,000	9.67	5.30	—	5.30
August 25, 2003	50,000	9.67	5.90	—	5.90
February 7, 2003	13,000	9.17	2.99	—	2.99
November 26, 2002	2,667	8.92	2.67	—	2.67
October 9, 2002	1,763,534	8.83	2.20	404,879	2.20
December 10, 2001	22,000	8.00	9.44	11,000	9.44
October 5, 2001	4,288,379	7.83	6.51	1,714,993	6.51
October 30, 2001	11,500	7.83	7.17	5,750	7.17

	8,731,080			2,136,622

	2002
	Options outstanding			Options exercisable
Date of Grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average Exercise price (R$)	Number Outstanding (in thousands)	Weighted- average exercise price (R$)
October 6, 2001	5,746,099	8.76	6.51	1,555,930	6.51
October 30, 2001	11,500	8.76	7.17	2,880	7.17
December 10, 2001	29,500	8.76	9.44	7,380	9.44
June 30, 2002	2,097,330	9.76	2.20	—	2.21

	7,884,429			1,556,190

The following table summarizes information about the weighted-average exercise price of options during the year ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Granted	8.72	7.52	2.21
Exercised	2.19	1.26	—
Cancelled	0.88	1.04	1.47

The weighted-average prices of the exercisable options are increased by indexation up to December 31, 2000, based on the IGP-M variation, in accordance with the terms of the plan.

As mentioned in Note 28, according to rules established in the Stock Options Plan, upon the change in control on July 23, 2004, the granted options became exercisable. Because this acceleration in the vesting period was based on the occurrence of a specific event or condition in accordance with the original terms of the award, a modification has not been made and, therefore, no new measurement of compensation cost is required, according to FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, or FIN 44.

In October 1995, the Financial Accounting Standards Board issued SFAS No.123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. Applying SFAS 123 would result in pro forma net income and earnings (loss) per share (“EPS”) amounts as follows:

	2004	2003	2002
U.S. GAAP net income (loss) -
As reported	(369,255)	382,083	(677,860)
Pro forma	(376,625)	372,824	(681,285)

Basic and diluted EPS -
As reported	(1.11)	1.15	(2.04)
Pro forma	(1.13)	1.12	(2.05)

The fair values of the options granted have been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004		2003		2002		2001
Expected volatility		69.86%		86.65%		202.37%		117.95%
Risk-free interest rate		16.22%		19.80%		17.91%		19.08%
Grant date fair value	R$	2.20	R$	2.19	R$	2.16	R$	2.52
Expected life		2 years		2 years		2 years		2 years
Dividend yield		0%		0%		0%		0%

l.	Goodwill and negative goodwill

Under BR GAAP and CVM Instruction No. 319/99, the goodwill related to AcessoNet, defined as the excess of the acquisition cost over the book value of the net assets acquired, was reclassified to a deferred asset on the date of the merger into Embratel and was being amortized over 5 years. In 2003, this goodwill was written-off (Note 11). Under U.S. GAAP, this amount remains classified as goodwill and was amortized over the same period. As from January 1, 2002, the goodwill is no longer amortized and is subject to a yearly impairment test.

On December 2, 2003, the Holding Company acquired Vésper Holding S.A. and Vésper Holding São Paulo S.A. for a nominal consideration plus expenses. Under Brazilian GAAP, this acquisition generated negative goodwill amounting to R$18,655, which was recorded as a liability. Under U.S. GAAP, this amount was recorded as a reduction to the value allocated to the fixed assets in the acquisition balance sheets of Vésper Holding S.A. and Vésper Holding São Paulo S.A.

On March 2, 2004, Embratel acquired CT Torres for US$45 million (R$131 million). The principal assets of CT Torres are communication towers that rent space to telecommunication companies principally in the states of Rio de Janeiro and São Paulo. Under BR GAAP the excess purchase price over the book value of assets acquired was recorded as a deferred asset and is being amortized based future profitability. Under U.S. GAAP, the purchase price of CT Torres was allocated to the communication towers, which are being depreciated over their remaining useful life.

m.	Installation revenues

Under BR GAAP, installation revenues and costs are recognized in the statements of operations when incurred. Under U.S. GAAP, installation revenues and the related costs are deferred and recognized over the term of the related contract. Installation costs that exceed installation revenues are expensed as incurred. This difference in accounting policy has no impact on net income (loss) or on shareholders’ equity for all periods presented.

n.	Comprehensive income (loss)

BR GAAP does not recognize the concept of comprehensive income (loss).

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

o.	Accounting for derivative instruments – SFAS No. 133

As mentioned in Note 23, the Company uses derivative financial instruments to mitigate its exposure to foreign currency fluctuations related to a portion of its foreign currency denominated debt. The Company primarily uses foreign currency swap agreements to manage these risks.

Under BR GAAP, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as it had been settled at the balance sheet date. The accrual at that date is recorded as expense and payable.

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

For U.S. GAAP purposes, the Company’s derivatives do not qualify for hedge accounting using the criteria of SFAS 133, and consequently, the changes in fair value are recorded in earnings. Accordingly, an adjustment has been included in the reconciliation of U.S. GAAP for the difference between the carrying value for BR GAAP and the fair market value of the derivative as of December 31, 2004 and 2003.

p.	Provision for voluntary dismissal program

As described in Note 31, for BR GAAP purposes, at December 31, 2002, Embratel recorded a provision in the amount of R$20,000 related to a voluntary dismissal program. Under U.S. GAAP, pursuant to Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” such costs may only be accrued if (i) they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan and the number and job classification of employees to be terminated, and (ii) the plan has been communicated to the employees. Since all of the criteria were not met at December 31, 2002, the provision was reversed for U.S. GAAP purposes in 2002 and booked for 2003.

q.	Reversal of exchange variation capitalized in Star One local books

Under BR GAAP, capitalization of exchange variation is permitted. Under the provisions of SFAS34, for U.S. GAAP purposes, only interest cost is allowed to be capitalized.

r.	Net Income (Loss) reconciliation of the differences between U.S. GAAP and BR GAAP

	2004	2003	2002
Income (loss) as reported under BR GAAP	(339,256)	223,634	(626,342)
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 34.b.)	(96,000)	(103,785)	(96,016)
Capitalized interest (Note 34.a.)	20,928	29,414	101,730
Amortization of capitalized interest (Note 34.a.)	4,749	39,934	3,192
Reversal of exchange variation capitalized in Star One local books (Note 34.q.)	12,113	—	—
Pension and other post-retirement benefits- (Note 35.b.)
SFAS No. 87 adjustment	54	7,776	29,959
SFAS No. 106 adjustment	(2,149)	(3,347)	(3,124)
Reversal of goodwill amortization and impairment charge (Note 34.l.)	—	121,787	40,595
Negative goodwill amortization (Note 34.l.)	2,103	—	—
SFAS No. 133 – fair value of swap contracts (Note 34.o.)	8,410	173,017	(175,823)

Reversal of provision for voluntary dismissal program (Note 34.p.)	—	(20,000)	20,000

Items posted directly to shareholders’ equity accounts-

Other (Note 34.d.)	2,377	(2,092)	553
Deferred tax effect of the above adjustments	16,829	(82,295)	26,837
Effect of minority interest in the above adjustments	587	(1,960)	579

U.S. GAAP net income (loss)	(369,255)	382,083	(677,860)

U.S. GAAP basic and diluted net income (loss) per thousand shares-
Preferred	(1.11)	1.15	(2.04)

Common	(1.11)	1.15	(2.04)

s.	Weighted average number of thousand shares outstanding in accordance with U.S. GAAP

	2004	2003	2002
Weighted average number of shares outstanding (in lots of thousand shares):
Weighted average common shares outstanding	124,369,031	124,369,031	124,369,031

Weighted average preferred shares outstanding	208,317,101	208,410,612	208,411,830

t.	Net equity reconciliation of the differences between U.S. GAAP and BR GAAP

	2004	2003
Total shareholders’ equity as reported	4,526,370	4,874,802
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 34.b.)	68,273	164,273
Capitalized interest (Note 34.a.)	(385,705)	(406,633)
Amortization of capitalized interest (Note 34.a.)	746,860	742,111
Reversal of exchange variation capitalized in Star One local books (Note 34.q.)	12,113	—
Dividends (Note 34.i.)	—	86,137
Pension and other post-retirement benefits (Note 35.b.)
SFAS No. 87 adjustment	(45,958)	(46,012)
SFAS No. 106 adjustment	76,327	78,476
Reversal of goodwill amortization and impairment charges (Note 34.l.)	162,382	162,382
Negative goodwill amortization (Note 34.l.)	2,103	—
SFAS No. 133 – fair value of swap contracts (Note 34.o.)	5,604	(2,806)
Other (Note 34.d.)	(3,983)	(4,279)
Deferred tax effects of the above adjustments	(151,968)	(168,797)
Effect of minority interest on the above adjustments	(3,408)	(4,021)

U.S. GAAP shareholders’ equity	5,009,010	5,475,633

The deferred tax effect of the U.S. GAAP adjustments above of R$(151,968) and R$(168,797) as of December 31, 2004 and 2003 would be classified substantially as non-current on the balance sheet.

	2004	2003	2002
U.S. GAAP supplementary information-
Reconciliation of operating income (loss) under BR GAAP to operating income (loss) under U.S. GAAP-
BR GAAP operating income (expense)	(390,858)	470,308	(1,241,047)

Exclusion from U.S. GAAP operating income-
Management fee	—	14,024	36,232
Net financial expense	618,602	159,925	1,552,385
Inclusion in U.S. GAAP operating income-
Amortization of capitalized interest	26,956	41,175	11,305
Extraordinary income – ILL (Note 10)	106,802	—	198,131
U.S. GAAP adjustments-
Monetary restatement of 1996 and 1997 (Note 34.b.)	(96,000)	(96,000)	(96,016)
Pension and other post-retirement benefits (Note 35.b.)
SFAS No. 87 pension adjustment	54	7,776	29,959
SFAS No. 106 adjustment	(28,356)	(28,306)	(23,557)
Reversal of goodwill amortization and impairment charge (Note 34.l.)	—	20,298	40,585
Negative goodwill amortization (Note 34.l.)	2,103	—	—
Reversal of provision for voluntary dismissal program (Note 35.p.)	—	(20,000)	20,000
Other	3,456	(2,751)	626

U.S. GAAP operating income	242,759	566,449	528,603

Reconciliation of net revenue and cost of services under BR GAAP to net revenue and cost of services under U.S. GAAP (1)-
Net revenue under BR GAAP	7,332,868	7,043,610	7,371,630
Installation revenues (Note 34.m.)	961	2,675	5,222

Net revenue under U.S. GAAP	7,333,829	7,046,285	7,376,852

	2004	2003	2002
Cost of services under BR GAAP	(4,994,389)	(4,715,149)	(5,000,987)
Installation revenues (Note 34.m.)	(961)	(2,675)	(5,222)

Cost of services under U.S. GAAP	(4,995,350)	(4,717,824)	(5,006,209)

Total assets – under U.S. GAAP	11,987,836	13,652,867	13,858,778

Property, plant and equipment – under U.S. GAAP	17,574,187	16,984,957	14,674,794
Accumulated depreciation – under U.S. GAAP	(10,462,573)	(9,308,761)	(6,351,876)

Net property, plant and equipment – under U.S. GAAP	7,111,614	7,676,196	8,322,918

(1)	Under BR GAAP, value added and other sales taxes are recorded as a deduction to revenues. In the Company’s previously issued financial statements, the Company recorded these taxes as costs of services under U.S. GAAP. During the year ended December 31, 2004, the Company changed the classification of these taxes under U.S. GAAP to be consistent with BR GAAP. The prior periods have been reclassified for this change in accounting policy. This reclassification had no impact on net income (loss) nor shareholders’ equity for all periods presented. The change in accounting policy was made to align U.S. GAAP with BR GAAP since management believes that the Company acts as an agent for the government with regards to the collection of these taxes. Additionally, the Company believes that this presentation allows for better comparability with other Brazilian companies. The taxes previously included in costs of services, resulting in an increase in net revenues under U.S. GAAP for the years ended December 31, 2003 and 2002 amounted to R$2,109,216 and R$2,110,794, respectively.

u.	Statements of changes in total shareholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002

Total
Balances as of January 1, 2002	5,755,091
Loss under U.S. GAAP	(677,860)
Repurchase of treasury shares	(534)

Balances as of December 31, 2002	5,076,697
Net income under U.S.GAAP	382,083
Sale / Repurchase of treasury shares	2,381
Prescribed Dividends	14,472

Balances as of December 31, 2003	5,475,633
Loss under U.S. GAAP	(369,255)
Dividends	(86,137)
Sale / Repurchase of treasury shares	(11,231)

Balances as of December 31, 2004	5,009,010

35.	Additional Disclosures Required by U.S. GAAP

a.	Defined contribution plan

	2004	2003
Beginning balance - unfunded liability (*)	154,429	189,098
Plus – adjustments for percentage yield on plan assets	90,450	33,924
Plus – debt surplus – January to April 2003 – Voluntary Dismissal Program	—	15,413
Monetary restatement of debt surplus – January to April 2003 – PDI	270	—
Payment of debt surplus – January to April 2003 - PDI	(15,683)	—
Less – payments during the year	(55,380)	(84,006)

Ending balance	174,086	154,429

Total expense
Matching contribution plus risk benefits	20,481	19,379

Total	20,481	19,379

(*)	The unfunded liability of R$154,429 as of January 1, 2004 (R$189,098 as of January 1, 2003) represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

b.	Pension and post-retirement benefits

Following are the disclosures required pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, and SFAS No. 132R, it requires additional disclosure to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans.

Pension Benefits

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	1,006,720	894,115
Service cost	115	80
Interest cost	109,270	96,934
Plan participants’ contributions	24	140
Actuarial loss	71,946	52,857
Benefits paid	(89,031)	(82,708)
Assumptions	—	45,302

Benefit obligation at end of year	1,099,044	1,006,720

Change in plan assets
Fair value of plan assets at beginning of year	1,012,658	956,116
Actual return on plan assets	252,789	138,918
Employer contributions	65	192
Plan participants’ contributions	24	140
Benefits paid	(89,031)	(82,708)

Fair value of plan assets at end of year	1,176,505	1,012,658

Funded status	77,461	5,938
Unrecognized net transition obligation	2,221	2,915
Unrecognized net actuarial (gain)	(125,640)	(54,865)

Accrued benefit cost	(45,958)	(46,012)

	2004	2003	2002
Components of net periodic benefit cost
Service cost	139	220	292
Interest cost	109,270	96,934	80,350
Expected return on plan assets	(109,960)	(103,971)	(108,303)
Amortization of net transition obligation	693	693	693
Recognized net actuarial gain	—	(1,246)	(2,384)
Expected employee contribution	(131)	(214)	(274)
Actual Company’s contributions during the year	(65)	(192)	(333)

Net periodic benefit income	(54)	(7,776)	(29,959)

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%
Rate of compensation increase	0.00%	0.00%	0.00%

The above rates are calculated over inflation as measured by the Fiscal Reference Unit (Ufir) through December 31, 1995 and the IGP-DI thereafter.

Other post-retirement benefits

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	293,582	278,606
Service cost	20	118
Interest cost	32,588	30,960
Actuarial loss	54,563	(6,183)
Benefits paid	(11,357)	(8,594)
Administrative expenses	(1,170)	(1,325)

Benefit obligation at end of year	368,226	293,582

Change in plan assets
Fair value of plan assets at beginning of year	61,863	58,103
Actual return on plan assets	9,100	13,655
Administrative expenses	(1,170)	(1,325)
Employer contributions	8	25
Benefits paid	(11,357)	(8,594)

Fair value of plan assets at end of year	58,444	61,864

Funded status	(309,782)	(231,718)
Unrecognized net actuarial loss	123,460	73,752

Accrued benefit cost	(186,322)	(157,966)
Reversal of amount recorded under BR GAAP	262,649	236,442

Effect on shareholders’ equity	76,327	78,476

	2004	2003	2002
Components of net periodic benefit cost
Service cost	20	118	139
Interest cost	32,588	30,960	27,433
Expected return on plan assets	(6,405)	(6,045)	(7,139)
Recognized net actuarial loss	2,161	3,298	3,168
Actual Company’s contributions during the year	(8)	(25)	(44)

Net periodic benefit cost	28,356	28,306	23,557

Reversal of amount recorded under BR GAAP	(26,207)	(24,959)	(20,433)
Effect on U.S. GAAP net income	2,149	3,347	3,124

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%

There was no unrecognized liability at transition.

Medical assistance cost trend rates of increase were projected at annual rates excluding inflation ranging from 4.00% in 2004 to 2.7% in 2046. The effect of a one percent annual increase/decrease in the assumed medical assistance cost trend rates would increase/decrease the accumulated post-retirement benefit obligation at December 31, 2004 by R$56,964/R$45,959 (December 2003 by R$45,623/ R$36,646) and the aggregate of service and interest cost components by R$6,443/R$5,197 (December 2003 by R$5,160/R$4,145).

The funded status of the pension and post-retirement plans under Brazilian and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

Plan assets

Pension and other post-retirement benefits totaled R$1,234,947 and R$1,074,521 at December 31, 2004 and 2003. The TELOS fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of TELOS are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2004 and 2003 as follows:

	2004
	Defined benefit plan		Defined Contribution plan		Medical plan		Total
Fixed Income	917.8	78%	740.3	96%	57.8	99%	1,715.9	86%
Stocks	164.7	14%	—	0%	—	0%	164.7	8%
Real State	82.3	7%	—	0%	—	0%	82.3	4%
Beneficiary Loans	11.7	1%	32.4	4%	0.6	1%	44.7	2%
TOTAL	1,176.5	100%	772.7	100%	58.4	100%	2,007.6	100%

	2003
	Defined benefit plan		Defined contribution plan		Medical plan		Total
Fixed Income	788.2	78%	560.5	95%	61.9	100%	1,410.6	85%
Stocks	132.6	13%	—	0%	—	0%	133.1	8%
Real State	77.6	8%	—	0%	—	0%	77.9	5%
Beneficiary Loans	14.3	1%	26.5	5%	—	0%	40.7	2%
TOTAL	1,012.7	100%	587.0	100%	61.9	100%	1,662.3	100%

TELOS has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefits payments -

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined Benefit Plan	Medical Plan	Total per annum
2005	94,170	15,272	109,442
2006	97,882	16,905	114,787
2007	101,634	18,699	120,333
2008	105,413	20,662	126,075
2009	109,371	22,788	132,159
2010 to 2014	605,665	152,175	758,380

c.	Concentrations of risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 30% of Embratel’s employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter, 18.0% of the employees of Star One and 1.4% of the employees of Vésper are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the states of Rio de Janeiro and São Paulo. The Company’s relationship with its employees and unions is generally good. The Company has not experienced a work stoppage that had a material effect on their operations for many years.

Except for labor agreements with BrasilCenter employees in Ribeirão Preto, Juiz de Fora and Rio de Janeiro, labor agreements with their employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the two-year labor agreements, however, are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Embratel and Vésper are effective.

d.	Recently issued accounting pronouncements

In December 2003, the FASB issued a revised FIN 46 (FIN 46R) that replaced the original interpretation and codified proposed modifications and other decisions previously issued through certain FASB Staff Positions including the deferral of the effective date of applying FIN 46R to certain variable interests created before February 1, 2003. FIN 46R is effective March 31, 2004 for such arrangements. The adoption on FIN46R did not have any significant impact on the Company’s financial position, cash flows or results of operations.

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

On March 31, 2004, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has the right to participate in the earnings of the company, and an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6.

If the Company had adopted EITF 03-06 for 2004, 2003 and 2002, earnings per share under U.S. GAAP would have been as follows:

	Year ended December 31,
	2004		2003		2002
	(in thousands of reais, except per share data)
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator
Allocated net income (loss) available for common and preferred shareholders	(369,255)	—	142,795	239,288	(677,860)	—
Basic and diluted denominator
Weighted average shares outstanding	124,369,031	208,317,101	124,369,031	208,410,612	124,369,031	208,411,830
Basic and diluted earnings per share	(2.97)	—	1.15	1.15	(5.45)	—

As disclosed in note 34.e.1, in 2004 the Company changed its accounting policy for recognition of dividends under U.S. GAAP. The following table sets forth the calculation of earnings per share under U.S. GAAP if the Company had (a) applied in 2003 and 2002 the same accounting policy that it applied in 2004 and (b) adopted EITF 03-06 for 2004, 2003 and 2002:

	Year ended December 31,
	2004		2003		2002
	(in thousands of reais, except per share data)
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator
Dividends	—	—	—	86,137	—	—
Allocated net income (loss) available for common and preferred shareholders	(369,255)	—	110,603	185,343	(677,860)	—

Total basic and diluted numerator	(369,255)	—	110,603	271,480	(677,860)	—

Basic and diluted denominator
Weighted average shares outstanding	124,369,031	208,317,101	124,369,031	208,410,612	124,369,031	208,411,830
Basic and diluted earnings per share	(2.97)	—	0.89	1.30	(5.45)	—

On December 12, 2004 The FASB issued SFAS No. 151 “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges . . .” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. It becomes effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes that the adoption this FASB will not have impact on its financial position, results of operations or cash flows.

On December 12, 2004 The FASB issued SFAS No. 153 “Statement of Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It becomes effective for financial statements for fiscal periods beginning after June 15, 2005. The Company believes that the adoption of this FASB will not have impact on its financial position, results of operations or cash flows.

On December 12, 2004, The FASB issued a revised SFAS No. 123 “Statement of Accounting for Stock-Based Compensation”. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. It requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. It becomes effective for public entities (excluding small business issuers) no later than the first fiscal year beginning after June 15, 2005. The Company expects the effects of adopting SFAS 123R to be similar of the effects disclosed in Note 34k.

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

The Company has two reportable segments, the Telecommunications segment and Space segment. The Telecommunications segment is comprised of local, domestic and international long-distance, data communication and other services. The Space segment is represented by the Company’s satellite operations and provides transponders for radio communication services such as (i) network services, (ii) end-to-end telecommunications services, and (iii) transmission of radio and television broadcasting. The Company’s chief operating decision-maker evaluates performance of the segments based on revenues and operating income.

Information presented to management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with BR GAAP.

	2004
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	11,041,682	1,053,099	(819,974)	11,274,807

	2003
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	12,817,766	956,326	(806,289)	12,967,803

	2004
	Telecommunications segment	Space segment	Consolidated
Property, plant and equipment, net	6,103,659	468,946	6,572,605

	2003
	Telecommunications Segment	Space Segment	Consolidated
Property, plant and equipment, net	6,753,501	440,828	7,194,329

	2004
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	7,127,712	404,779	(199,623)	7,332,868
Cost of services and goods sold	(5,042,122)	(154,466)	202,199	(4,994,389)

Gross profit	2,085,590	250,313	2,576	2,338,479
Operating income (expenses)	(2,054,537)	(53,622)	(2,576)	(2,110,735)

Operating income	31,053	196,691	—	227,744

	2003
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	6,850,435	378,520	(185,345)	7,043,610
Cost of services and goods sold	(4,730,673)	(171,743)	187,267	(4,715,149)

Gross profit	2,119,762	206,777	1,922	2,328,461
Operating income (expenses)	(1,656,045)	(45,678)	3,495	(1,698,228)

Operating income	463,717	161,099	5,417	630,233

	2002
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	7,181,027	347,259	(156,656)	7,371,630
Cost of services	(4,926,008)	(230,750)	155,771	(5,000,987)

Gross profit	2,255,019	116,509	(885)	2,370,643
Operating income (expenses)	(2,006,458)	(58,136)	5,289	(2,059,305)

Operating income	248,561	58,373	4,404	311,338

(*)	Eliminations refer basically to inter-segment transactions and balances eliminated on consolidation.

Capital expenditures made by subsidiaries from the telecommunications segment and the space segment amounted to R$451,078 and R$128,533 respectively, for the year ended December 31, 2004 (R$362,971 and R$125,877, respectively, for the year ended December 31, 2003).

f.	Statements of cash flows

The following statements of cash flows are prepared using the BR GAAP reported figures, including the classification of cash and cash equivalents as determined under BR GAAP. Other than the classification of cash and cash equivalents, the following statements of cash flows comply with the classification requirements of SFAS No. 95, “Statement of Cash Flows”:

	2004	2003	2002
Cash flow from operating activities -
Net income (loss)	(339,256)	223,634	(626,342)
Adjustment to reconcile net income to cash provided by operating activities-
Depreciation and amortization	1,119,212	1,126,305	1,115,724
Exchange and monetary gains/losses	255	(281,971)	1,250,991
Minority interest	37,231	39,367	8,611
Net loss on permanent assets disposal	145,458	26,545	11,653
Goodwill write-off	—	101,489	—
Reversal of provision for permanent assets losses	(1,495)	(10,000)	—
Increase (decrease) in allowance for doubtful accounts	194,054	(64,058)	538,416
Effect of capital increase completed by Star One	(5,395)	(5,395)	(5,395)
Decrease (increase) in trade accounts receivable	49,925	57,559	(200,134)
Decrease (increase) in deferred and recoverable taxes	(76,477)	22,066	(526,679)
(Increase) in other accounts receivables	(136,937)	(23,249)	(59,070)
Decrease (increase) in legal deposits	172,084	(111,797)	71,779
Increase (decrease) in payroll and related accruals	(13,863)	(45,676)	18,873
Increase (decrease) in accounts payable and accrued expenses	(466,995)	14,791	111,567
Increase in provision for contingencies	403,515	5,473	19,805
Increase (decrease) in other current liabilities	(175,282)	(104,963)	134,194
Increase (decrease) in income tax and other taxes	81,230	71,778	(371,929)
Increase (decrease) in deferred income	8,776	(13,854)	(10,149)
Increase (decrease) in pension plan liability	45,861	(9,710)	(14,997)
Increase (decrease) in other non-current assets and liabilities	18,666	18,973	26,450

	1,060,567	1,037,307	1,493,368

Cash flow from investing activities-
Acquisition of subsidiary, net of cash acquired	(130,169)	43,725	—
Additions to investments	(807)	—	(98)
Additions to property, plant and equipment	(599,442)	(488,068)	(1,034,700)
Deferred assets	(563)	(2,870)	—
Proceeds from sale of interest in subsidiary	43,973	248,157	—

	(687,008)	(199,056)	(1,034,798)

	2004	2003	2003
Cash flow from financing activities-
Loans repaid	(2,827,111)	(2,003,377)	(1,520,818)
New loans obtained	1,823,124	1,893,258	1,297,620
Swap/hedge settlement	(129,632)	132,888	—
(Repurchase)/sales of shares	(11,231)	2,381	(534)
Dividends paid	(116,177)	(30,896)	—

	(1,261,027)	(5,746)	(223,732)

Increase/(decrease) in cash and cash equivalents	(887,468)	832,505	234,838
Cash and cash equivalents at the beginning of the year	1,719,496	886,991	652,153

Cash and cash equivalents at the end of year	832,028	1,719,496	886,991

Supplemental disclosure of cash paid for-
Income and social contribution tax paid	40,881	37,227	6,412
Interest paid	438,202	439,790	236,191

The reconciliation of cash flows from operating activities under BR GAAP to the amounts under U.S. GAAP is as follows:

	2004	2003 (Restated)	2002 (Restated)
Cash flows from operating activities under BR GAAP	1,060,567	1,037,307	1,493,368
Decrease (increase) in debt security trading investments under U.S. GAAP	191,528	(600,835)	(24,992)

Cash flows from operating activities under U.S. GAAP	1,252,095	436,472	1,468,376

The reconciliation of cash and cash equivalents recorded under BR GAAP to the amounts recorded under U.S. GAAP is as follows:

	2004	2003 (Restated)	2002 (Restated)
Cash and cash equivalents at the end of year under BR GAAP	832,028	1,719,496	886,991
Debt security trading investments	434,299	625,827	24,992

Cash and cash equivalents at the end of year under U.S. GAAP	397,729	1,093,669	861,999

g.	Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2004		2003
	Software licenses	Rights of way and other	Software licenses	Rights of way and other
Gross	895,317	394,910	768,407	360,199
Accumulated amortization	(573,375)	(227,345)	(470,899)	(167,680)

Net	321,942	167,565	297,508	192,519

Amortization expense	115,969	32,043	87,539	33,069

Amortization period (years)	5	*	5	*

(*)	Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2005	129,907
2006	116,888
2007	86,013
2008	56,113
2009	28,803

h.	Renegotiation of debt

As described in Note 22.d, Embratel finalized the renegotiation of a portion of its long-term debt with certain banking institutions. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the exchange of debt instruments with substantially different terms is considered a debt extinguishment for accounting purposes, resulting in the recognition by the debtor of gain or loss on extinguishment. The Company has determined that certain of the renegotiated debt agreements qualify for extinguishment treatment under EITF No. 96-19. The effect of accounting for the extinguishment is immaterial for the year ended December 31, 2004 and 2003. Under BR GAAP, the renegotiation of debt is accounted for on a prospective basis and consequently, no gain or loss on extinguishment is recorded.

36.	Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Holding Company’s financial statements for the year ended December 31, 2003, management determined that certain investments included in private investment funds that were previously classified as cash equivalents should have been classified as trading securities in accordance with FASB Statement No.115 “Accounting for Certain Investments in Debt and Equity Securities” under U.S. GAAP, since a portion of these Funds’ underlying investments are acquired and held with the intention of selling in the near term. Cash flows from operating activities in Note 35.f have been restated to correct this classification. These reclassifications had no impact on shareholders’ equity nor net income for the periods presented. Under U.S. GAAP, the summary of the effects of these restatements is as follows:

	2003		2002
	Previously reported	Restated	Previously reported	Restated
Net cash from operating activities	1,037,307	436,472	1,493,368	1,468,376
Increase/(decrease) in cash and cash equivalents	832,505	231,670	234,838	209,846
Cash and cash equivalents at the beginning of the year	886,991	861,999	652,153	652,153
Cash and cash equivalents at the end of year	1,719,496	1,093,669	886,991	861,999

Consolidated Financial Statements

Empresa Brasileira de Telecomunicações S.A. - Embratel

December 31, 2004, 2003 and 2002 with Report of Independent Public Accountants

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL AND

SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Empresa Brasileira de Telecomunicações S.A.—Embratel

We have audited the accompanying consolidated balance sheet of Empresa Brasileira de Telecomunicações S.A.—Embratel and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empresa Brasileira de Telecomunicações S.A.—Embratel and subsidiaries as of December 31, 2004, and the consolidated results of its operations and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements).

Rio de Janeiro, January 31, 2005

(except with respect to Note 33, as to which the date is May 19, 2005)

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Pedro Lucio Siqueira Farah

 Pedro Lucio Siqueira Farah

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Empresa Brasileira de Telecomunicações S.A. - Embratel

Rio de Janeiro - RJ, Brazil

We have audited the accompanying consolidated balance sheets of Empresa Brasileira de Telecomunicações S.A. - Embratel and subsidiaries as of December 31, 2003 and the consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2003, all expressed in Brazilian Reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

Our audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Empresa Brasileira de Telecomunicações S.A. - Embratel and subsidiaries as of December 31, 2003, and the results of their operations, the changes in shareholders’ equity and the changes in their financial position for each of the two years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As discussed in Note 36, the Company has restated its statements of cash flows prepared in accordance with U.S. GAAP for the years ended December 31, 2003 and 2002.

/s/  Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro, Brazil

March 17, 2004 (except with respect to the matters discussed in Notes 34 and 35, as to which the date is May 21, 2004 and Note 36, as to which the date is June 21, 2005).

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(In thousands of Brazilian reais)

	2004	2003
Assets
Current assets:
Cash and cash equivalents	813,807	1,654,014
Trade accounts receivable, net	1,367,767	1,596,963
Deferred and recoverable taxes	369,703	436,717
Related party assets	138,138	17,638
Advances to telecommunications companies	194,610	52,130
Other current assets	117,971	187,308

	3,001,996	3,944,770

Non-current assets:
Deferred and recoverable taxes	1,293,748	1,138,422
Legal deposits	188,749	361,511
Other non-current assets	86,541	48,980

	1,569,038	1,548,913

Permanent assets:
Investments	1,594	39,888
Property, plant and equipment	6,552,580	7,138,034
Deferred assets	92,307	1,143

	6,646,481	7,179,065

Total assets	11,217,515	12,672,748

	2004	2003
Liabilities and shareholders’ equity
Current liabilities:
Loans and financing	2,087,841	1,216,856
Accounts payable and accrued expenses	1,287,898	1,697,083
Taxes and contributions	420,435	324,065
Dividends and interest payable on capital	23,294	104,969
Payroll and related accruals	62,591	79,262
Employees’ profit sharing	33,190	52,107
Provision for contingencies	451,809	50,028
Actuarial liability – Telos	68,342	64,442
Related party liabilities	5,240	13,259
Other current liabilities	46,272	149,332

	4,486,912	3,751,403

Non-current liabilities:
Loans and financing	1,301,805	3,340,221
Actuarial liability – Telos	370,764	328,803
Taxes and contributions	36,402	39,544
Sundry credits and other liabilities	—	13,976

	1,708,971	3,722,544

Deferred income	122,118	112,862

Minority interest	158,524	161,957

Shareholders’ equity:
Capital stock paid-in	2,700,000	2,700,000
Capital reserves	1,001,241	999,162
Revenue reserves	1,039,749	1,224,820

	4,740,990	4,923,982

Total liabilities and shareholders’ equity	11,217,515	12,672,748

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais, except net income (loss) per thousand shares)

	2004	2003	2002
Gross operating revenue:
Telecommunications services	9,268,176	9,139,348	9,482,424
Gross revenue deductions	(2,223,972)	(2,127,263)	(2,110,794)

Net operating revenue	7,044,204	7,012,085	7,371,630
Cost of services	(4,676,769)	(4,685,259)	(5,000,987)

Gross profit	2,367,435	2,326,826	2,370,643

Operating income (expenses)
Selling expenses	(865,915)	(788,386)	(1,095,089)
General and administrative expenses	(1,089,296)	(969,426)	(991,751)
Other operating income (expenses), net	(60,091)	72,617	30,529

Total	(2,015,302)	(1,685,195)	(2,056,311)

Operating income before financial expenses, net	352,133	641,631	314,332
Financial expense, net	(612,264)	(163,523)	(1,555,861)

Operating income (loss)	(260,131)	478,108	(1,241,529)
Extraordinary non-operating income– ILL	106,802	—	198,131
Other non-operating income (expense), net	(18,454)	(70,485)	11,041

Income (loss) before taxes and minority interest	(171,783)	407,623	(1,032,357)

Income tax and social contribution benefit (expense)	26,214	(137,411)	414,274
Minority interest	(39,502)	(36,497)	(16,398)

Net income (loss) for the year	(185,071)	233,715	(634,481)

Quantity of shares (in thousands)	4,723,844	4,723,844	4,723,844

Net income (loss) per thousand shares (in reais)	(39.18)	49.48	(134.31)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

				Revenue reserves
		Capital reserves			Retention of profits
	Capital stock paid-in	Interest on construction in progress	Other reserve	Legal reserve	Reserve for investments	Retained earnings	Total
Balance as of January 1, 2002	2,700,000	865,593	132,718	296,805	—	1,415,787	5,410,903

Donations and other	—	—	183	—	—	(186)	(3)
Loss for the year	—	—	—	—	—	(634,481)	(634,481)

Balance as of December 31, 2002	2,700,000	865,593	132,901	296,805	—	781,120	4,776,419

Donations	—	—	668	—	—	—	668
Net income for the year	—	—	—	—	—	233,715	233,715
Destination of profits-
Constitution of legal reserve	—	—	—	11,687	—	(11,687)	—
Proposed dividends	—	—	—	—	—	(86,820)	(86,820)
Constitution of reserve for investments	—	—	—	—	135,208	(135,208)	—
Transfer to reserve for investments	—	—	—	—	781,120	(781,120)	—

Balance as of December 31, 2003	2,700,000	865,593	133,569	308,492	916,328	—	4,923,982

Donations	—	—	2,079	—	—	—	2,079
Loss for the year	—	—	—	—	—	(185,071)	(185,071)
Absorption of accumulated losses	—	—	—	—	(185,071)	185,071	—

Balance as of December 31, 2004	2,700,000	865,593	135,648	308,492	731,257		4,740,990

		1,001,241		1,039,749

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

	2004	2003	2002
Source of funds
From operations:
Net income (loss) for the year	(185,071)	233,715	(634,481)
Expenses (revenues) not affecting working capital
Minority interests	39,502	36,497	16,398
Depreciation and amortization	1,130,879	1,151,425	1,142,168
Monetary and foreign currency exchange variations and other charges on non-current liabilities	(110,980)	(391,756)	1,458,740
Monetary and foreign currency exchange variations and other revenues from non-current assets	(2,059)	(104)	—
Exchange variation on investments	1,671	48,736	(97,317)
Realization of deferred income	(22,655)	(20,396)	(19,132)
Reversal of provision for loss of investment	—	(10,000)	—
Loss on disposal of property, plant and equipment	72,202	21,761	5,887
Results from long-term derivative contracts	70,013	12,083	(228,536)
Long-term deferred income tax and social contribution	(118,300)	110,456	(696,869)
Actuarial liabilities update – Medical Health Care Plan	26,207	24,959	(16,736)
Impairment of goodwill	—	101,489	—
Deposits in court	(32,669)	35,539	—
Pension plan	86,795	46,846	—
Other operating revenues	(26,456)	(26,292)	(26,445)

	929,079	1,374,958	903,677
From third parties:
Increase in non-current liabilities-
Taxes and contributions	104	—	861
Loans and financing	314,552	2,111,129	722,585
Other liabilities	—	4,616	26,093
Transfer from non-current to current assets	345,308	82,187	44,075
Transfer from investment to current assets	37,313	189,274	—
Transfer from property, plant and equipment to current assets	—	14,650	—
Decrease in non-current assets	—	—	181,220
Disposal of property, plant and equipment	37,361	4,784	5,766
Increase in deferred income	31,911	10,643	8,983
Other	2,079	668	1,479

Total sources of funds	1,697,707	3,792,909	1,894,739

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2003 and 2002

(In thousands of Brazilian reais)

	2004	2003	2002
Applications of funds
Increase in non-current assets	169,256	189,121	125,428
Decrease in non-current liabilities - taxes and contributions	—	26,225	173,122
Additions to investments	807	—	98
Additions to property, plant and equipment	618,860	488,754	1,034,700
Additions to deferred assets	100,720	—	—
Dividends and interest payable on capital	37,540	121,433	23,728
Effect of capital increase in Star One – minority interest	5,395	5,395	5,395
Transfer from current to non-current assets	43,148	104,541	—
Transfer of non-current to current liabilities	2,400,264	793,178	2,279,793

Total applications of funds	3,375,990	1,728,647	3,642,264

Increase (decrease) in net working capital	(1,678,283)	2,064,262	(1,747,525)

Current assets:
At beginning of the year	3,944,770	3,115,757	3,328,309
At end of the year	3,001,996	3,944,770	3,115,757

	(942,774)	829,013	(212,552)

Current liabilities:
At beginning of the year	3,751,403	4,986,652	3,451,679
At end of the year	4,486,912	3,751,403	4,986,652

	735,509	(1,235,249)	1,534,973

Increase (decrease) in net working capital	(1,678,283)	2,064,262	(1,747,525)

The accompanying notes are an integral part of these consolidated financial statements.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002

(Amounts expressed in thousands, except as indicated)

1.	Operations and Background

a.	Incorporation

Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) started operating on September 16, 1965, in accordance with Law No. 4.117, dated August 27, 1962, providing long-distance services, and being responsible for domestic and international public telecommunications services.

In November 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, Embratel transferred its Brazilian satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license is renewable, at a cost to Star One, for an additional 15-year term, subject to Anatel’s regulations.

In August 2003, Embratel incorporated Click 21 Comércio de Publicidade Ltda. (“Click 21”), to provide Internet access and products for residential customers and small companies, including an exclusive domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending faxes, as well as exclusive content.

On March 2, 2004, Embratel acquired CT Torres Ltda. (“CT Torres”) from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc, for US$45 million (R$ 131 million). The fixed assets of CT Torres are comprised of 622 communications towers. These towers belonged to Vésper São Paulo S.A. and Vésper S.A. until December 2, 2003, when they were returned to CT Torres, then sold to CT Leasing Ltd.

The acquisition assured Embratel a greater return on investment than if Vésper S.A. and Vésper São Paulo S.A. were to lease towers from a third party.

On July 23, 2004, Teléfonos de México, S.A. de C.V. (“Telmex”) a company established in accordance with the laws of Mexico, acquired all of MCI’s direct and indirect interests in Startel Participações Ltda. and New Startel Participações Ltda., parent companies of Embratel Participações S.A. (“Embrapar”), the holding company of Embratel, representing 51.79% of common stock (19.26% of total capital). Telmex effected such acquisition through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC. The U.S. Bankruptcy Court Judge approved this operation in the second half of 2004. Approval by ANATEL – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of Embrapar on July 23, 2004.

On December 13, 2004, in accordance with Brazilian securities legislation, Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC) offered to purchase shares of Embrapar from the minority shareholders. Telmex Solutions acquired 47,841,438 thousand shares of additional common stock, thereby increasing Telmex’s stake in Embrapar to 90.25% of common stock (33.57% of total capital).

b.	Business and regulatory environment

Embratel provides international and domestic long-distance telecommunications services in Brazil. These services include transmission of voice, data and other services, and are performed under the terms of a concession granted by the Federal Government, which will expire on December 31, 2005. Embratel has the right to renew this license for an additional 20-year term, at a cost, subject to Anatel’s regulations.

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

On August 15, 2002, Anatel authorized Embratel to operate indefinitely Switched Fixed Telephony Services (“Sistema Telefônico Fixo Comutado - STFC”), for local services. This authorization is for operations in areas equivalent to regions I, II and III of the General Grant Plan (“Plano Geral de Outorgas”), which represents the Brazilian domestic territory. Embratel started rendering those services effective in December 2002.

In July 2002, another carrier was allowed to provide inter-regional long-distance services from the state of São Paulo. Meanwhile, a separate local service provider also received a fixed telephone long-distance license (Region I) and fixed telephone local licenses (Regions II and III).

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

Embratel and its consolidated subsidiaries are hereinafter referred to as the “Company”.

c.	Working capital deficiency

For the years ended December 31, 2004 and 2002, the Company incurred net losses and at December 31, 2004 the Company has a working capital deficiency of R$1,678,283. Management’s plans to meet working capital requirements and return the Company to profitability are as follows:

c.1)	continuing efforts to reduce operational costs; and

c.2)	lowering financing costs.

2.	Preparation and Presentation of the Consolidated Financial Statements

The consolidated financial statements are the responsibility of Company’s management and were prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”). These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários).

The accompanying financial statements are translated and adapted from the Company’s statutory financial statements issued in Brazil, prepared under BR GAAP, with for certain reclassifications, modifications and changes in terminology to conform more closely to reporting practices in the United States of America.

The consolidated financial statements include the accounts of Embratel and all of its subsidiaries in which the Company directly or indirectly controls the subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. Minority interests refer to the minority shareholder interests in the subsidiary Star One.

The following subsidiaries are included in the consolidated financial statements for the years ended December 31:

	Voting capital stock
	Direct and/or indirect share (%)
	2004	2003
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	99.0	99.0
Click 21 Comércio de Publicidade Ltda. (Note 1.a)	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Embratel Chile S.A.	100.0	100.0
Embratel Internacional S.A.	99.0	99.0
Embratel Uruguay S.A.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Gollum Investments, Inc.	100.0	100.0
Avantis Investments, Inc.	100.0	100.0
Vega 21 Participações Ltda.	100.0	100.0
Vetel 21 Participações Ltda.	100.0	100.0
CT Torres Ltda. (Note 1)	100.0	—
Participation Investment, Inc. (1)	—	100.0

(1)	This subsidiary was dissolved on October 1, 2004.

Certain reclassifications have been made to prior years financial statements in order to be consistent with current year presentation.

3.	Summary of Significant Accounting Practices

a.	Cash and cash equivalents

Cash and cash equivalents refer to bank deposits and highly liquid temporary investments with maturity of 90 days or less when purchased. Cash equivalents are recorded at cost, plus income earned through balance sheet date, which do not exceed market value, when applicable.

b.	Trade accounts receivable, net

Trade accounts receivable, net represents primarily amounts receivable from customers for services rendered, billed and/or unbilled at period end, directly or through operating telecommunications companies, including the taxes related to such services but net of the allowance for doubtful accounts. These services include local, long-distance and international telecommunications services, data communications services and other services.

Allowance for doubtful accounts represents a management estimate of the accounts for which collectibility is deemed unlikely. The Company constantly monitors its accounts receivables past due. Beginning on June 30, 2004, the Company recorded a 100% allowance for doubtful accounts for amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. Prior to that date, an allowance for doubtful accounts was recognized from the first day after maturity and was gradually increased until reaching 100% after 120 days. This modification in the estimation process did not generate any material effects in the income statement for the year ended December 31, 2004.

c.	Foreign currency transactions

Assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Exchange gains or losses are recorded in the income statement, classified as Financial Income (Expense). The effects of exchange rate variation are described in Note 9.

d.	Investments

At December 31, 2003, investments principally represent a holding in the satellite company New Skies, denominated in U.S. dollars, and were recorded at acquisition cost, adjusted for foreign currency exchange gains or losses and net of provisions for probable losses when applicable. The Company’s investment in New Skies was sold in 2004.

Other investments are recorded at cost less provision for losses, when applicable.

e.	Property, plant and equipment

Property, plant and equipment are recorded cost of acquisition and/or construction, less accumulated depreciation, monetarily restated up to December 31, 1995.

The current annual depreciation rates used are calculated on a straight-line basis over the expected useful life of the assets. The depreciation rates are disclosed in Note 17.

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

As described in Note 17, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest and, where applicable, are subject to monetary correction.

f.	Deferred assets

Deferred assets refer to the goodwill recorded on the books of CT Torres. Such goodwill resulted from the acquisition of CT Torres by its former parent company. The parent company was subsequently incorporated by CT Torres and the goodwill was transferred to the books of CT Torres. The goodwill is being amortized based on future profitability (Note 18).

Additionally, there are pre-operating expenses recorded in the subsidiary Click 21. The balance of the subsidiary has been adjusted to the recoverable amounts and is being amortized over five years.

g.	Vacation pay accrual

Cumulative vacation pay due to employees is accrued as earned.

h.	Income tax and social contribution

Income tax and social contribution are calculated according to the rules and rates prevailing during the year and are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and on the negative basis for calculation of social contribution based on the assumption of its future realization, according to rules established by CVM Instruction No. 371/02 (see Notes 12, 15 and 21).

i.	Loans and financing

Loans and financing are updated based on the exchange or monetary variations and accrued as of the balance sheet dates according to the terms defined in the contracts

j.	Provision for contingencies

The provision for contingencies is recorded to cover any probable losses based on the external and internal legal counsels’ opinions. The basis and nature of the provisions are described in Note 24.

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

Revenues from telecommunications services are recorded on an accrual basis, less an estimate for billing problems or disputes. Revenues from international services include revenues earned under bilateral agreements between Embratel and the foreign telecommunications companies. These agreements govern tariffs paid by Embratel to the foreign companies for the use of equipment required to complete calls invoiced outside Brazil. Revenues related to international calls are recorded monthly segregating the amounts paid to foreign entities in the cost of services rendered (Note 4).

Certain data and other services are billed on a fixed-price monthly fee basis, plus a variable fee based on usage, when applicable. Installation revenues on data service contracts are recognized when the installation process is complete.

m.	Financial income (expense, net)

Represents interest and foreign exchange and monetary variations, loans and financing and other assets and liabilities subject to monetary updated, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses resulting from financial investments, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities – check banking tax).

n.	Actuarial liabilities - Telos

Embratel and Star One sponsor an entity that provides pensions and other post-retirement benefits for their employees (Note 25). Pension and other post-retirement benefit expenses for the year are recorded on an accrual basis. Contributions for the defined benefit plan and medical assistance plan are actuarially determined.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in financial statements as from December 31, 2001.

o.	Employees’ profit sharing

A provision for granting employees the right to a share of the profits is accrued based on management’s estimate, the payment of which is subject to approval at the Shareholders’ General Meeting. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, Embratel and its subsidiary Star One recorded employees’ profit sharing as operating expenses in the statements of income (R$38,881, R$49,587, and R$31,302 for the years ended December 31, 2004, 2003 and 2002, respectively). Information on management profit sharing is included in Note 29 under heading Director’s Fees.

p.	Net income (loss) per thousand shares

Net income (loss) per thousand shares is calculated based on the number of shares at the balance sheet date.

q.	Use of estimates

The preparation of consolidated financial statements in conformity with BR GAAP requires Management to make use of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results may differ from those estimates and assumptions.

4.	Net Operating Revenue

	2004	2003	2002
Voice
Domestic long-distance	4,018,210	4,052,168	4,356,796
International long-distance (1)	768,938	856,585	931,266

	4,787,148	4,908,753	5,288,062
Data & Internet
Corporate and other	1,575,429	1,660,919	1,756,507
Telecommunications companies	158,433	97,236	75,932

	1,733,862	1,758,155	1,832,439

Local services	284,946	100,496	—
Other services	238,248	244,681	251,129

Total	7,044,204	7,012,085	7,371,630

(1)	During the year ended December 31, 2003, Embratel began to report international long-distance revenues gross of the amounts payable to foreign administrators (settlement), which are recorded in cost of services. Previously, these revenues were reported net of settlement. The amounts payable to foreign entities reclassified in 2002 for purpose of comparability totaled R$264,552. This reclassification was made to align the Company’s procedures with the recent changes in the telecommunications market practices and facilitate comparability with other companies in the same industry.

The Company is required to collect ICMS (state value-added taxes) at an average rate of approximately 25% to 27% on all long-distance revenues in addition to PIS/COFINS taxes (federal taxes at a combined rate of 3.65%), and under BR GAAP, this is classified as gross revenue deductions.

For the years ended December 31, 2004, 2003 and 2002, no single customer represented over 10% of total gross operating revenues.

5.	Cost of Services

	2004	2003	2002
Interconnection/facilities (1)	(3,207,651)	(3,212,868)	(3,538,843)
Depreciation and amortization	(965,459)	(976,536)	(981,351)
Personnel	(229,823)	(213,104)	(228,045)
Third-party services (2)	(199,759)	(220,510)	(204,281)
Other	(74,077)	(62,241)	(48,467)

Total	(4,676,769)	(4,685,259)	(5,000,987)

(1)	Expenses related to interconnection/facilities refer to costs with fixed line telephone companies for the use of private circuit lines and interconnection costs paid by Embratel to fixed line and mobile telephone companies, in accordance with the interconnection rules as determined by Anatel.
(2)	Refers substantially to the maintenance of telecommunications equipment and public utilities.

6.	Selling Expenses

	2004	2003	2002
Allowance for doubtful accounts	(344,032)	(352,579)	(627,136)
Personnel	(273,320)	(238,892)	(246,668)
Third-party services (1)	(237,958)	(180,156)	(207,335)
Depreciation and amortization	(3,457)	(4,173)	(3,484)
Other	(7,148)	(12,586)	(10,466)

Total	(865,915)	(788,386)	(1,095,089)

(1)	Refers substantially to marketing, advertising, legal and consulting expenses.

7.	General and Administrative Expenses

	2004	2003	2002
Third-party services (1)	(471,275)	(494,921)	(551,537)
Depreciation and amortization	(161,963)	(170,716)	(157,333)
Personnel (2)	(243,860)	(139,413)	(134,518)
Taxes	(94,157)	(72,644)	(80,029)
Employees’ profit sharing	(38,881)	(49,587)	(31,302)
Other	(79,160)	(42,145)	(37,032)

Total	(1,089,296)	(969,426)	(991,751)

(1)	Refers substantially to the maintenance of installations, public services, conservation and cleaning expenses, printing and postage of invoices, auditing and consulting expenses.

(2)	Since 2000, Embratel has a “Plan for Retention of Executives and Strategic Employees”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. The participants of the plan would have the right to a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of Embratel. Due to the change in the shareholding control, Embratel paid to executives, during the first half of 2004, indemnities of approximately, R$92,000. The amounts paid to statutory officers who remained with Embratel comply with the total amount of the global compensation package approved by the General Shareholder’s Meeting of 2004.

8.	Other Operating Income (Expenses), Net

	2004	2003	2002
Interconnection cost recovery (1)	65,647	—	—
FUST recovery (Note 15)	37,902	—	—
COFINS recovery	—	17,736	—
ICMS recovery	14,124	13,609	16,043
Provision for contingencies (Note 24)	(322,859)	—	9,779
Agreement with operators (Note 32)	54,500	—	—
Late charges income (expenses)	(14,040)	17,431	5,872
Sales of telephonic devices (“handset”)	62,804	—	—
Other	41,831	23,841	(1,165)

Total	(60,091)	72,617	30,529

(1)	Based on the decision by the Special Tribunal of the Supreme Court of Justice, issued on July 1, 2004, which supported Embratel’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

9.	Financial Expense, Net

	2004	2003	2002
Financial income
Interest on temporary investments and other	266,689	239,769	177,982
Monetary variation – credit	259,940	1,258	396
Exchange variation – assets (1)	(11,234)	(106,026)	337,175

	515,395	135,001	515,553

Financial expenses
Financial charges	(576,434)	(509,082)	(441,596)
Monetary variation – charge	(505,126)	(53,066)	(41,652)
Exchange Variation – liabilities (1)	(46,099)	263,624	(1,588,166)

	(1,127,659)	(298,524)	(2,071,414)

Total	(612,264)	(163,523)	(1,555,861)

(1)	In 2004, 2003 and 2002, the U.S. dollar devalued by 8.13%, devalued by 18.23% and valued by 52.27%, respectively, against the Brazilian real, and the Japanese Yen devalued by 3.98%, devalued by 9.48% and devalued by 68.54% against the Brazilian Real, respectively, nevertheless, the Company recorded an exchange variation expense of R$(46,099), R$263,624 and R$(1,588,166), respectively, net of results from hedge contracts recorded during the year, in the amount of R$(209,935), R$(409,938) and R$703,474 in 2004, 2003 and 2002, respectively. In 2004, the Company registered this exchange variation expense, basically, due to higher devaluation of the real against dollar, occurred in the first half of 2004.

10.	Extraordinary Non-Operating Income – ILL

From 1989 through 1992, the Federal Government imposed a tax on undistributed profit distributions (ILL – Imposto sobre o Lucro Líquido). During this period, Embratel regularly paid this tax in accordance with the provisions of tax legislation then in force. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created legal precedent, and consequently, other taxpayers filed claims to recover amounts previously paid. In 1999, Embratel filed a lawsuit, and obtained an injunction enabling it to offset the ILL tax against income taxes payable from May 1999 to July 2001. Since the offset was still subject to final decision by a higher court, Embratel did not reverse its liability for income taxes payable. In March 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right to offset. In May 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a tax-deductible expense when paid between 1989 and 1992. Considering that, Embratel recorded the reversal of the related income tax liability in 2002 the amount of R$198,131.

In 2004, the Supreme Court, confirmed the application of the second judicial level decision to the monetary restatements, which were recorded by Embratel, related to the above ILL of R$106,802, as Extraordinary Non-operating Income.

11.	Other Non-Operating Income (Expenses), Net

	2004	2003	2002
Income
Gain on disposal of property, plant and equipment (1)	37,361	4,784	5,766
Gain on sale of investments (Note 16)	8,502	92,808	—
Other	9,481	20,545	24,576
Expenses
Write-off of permanent assets (2)	(2,306)	(128,637)	(11,653)
Provision for write-off of permanent assets (1)	(71,492)	(15,000)	—
Withholding income tax on remittances to foreign telecommunications companies (Note 24.1 c.1)	—	(39,462)	—
Other	—	(5,523)	(7,648)

Total	(18,454)	(70,485)	11,041

(1)	These balances include income from the disposal of property, plant and equipment in the amount of R$31,091 and corresponding provision for write-off in the amount of R$33,092, related to the agreements with operators as described in Note 32.
(2)	On March 24, 2003, the principal customer of Acessonet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with Embratel. During the second quarter of 2003, this customer began disconnecting several circuits, which were being provided based on the aforementioned contract. Consequently, in June 2003, Embratel wrote-off of the unamortized balance of goodwill related to Acessonet amounting to R$101,489. Additionally, the loss on sale of Intelsat Ltd. amounting of R$18,679 is recorded in this line item (see Note 16).

12.	Income Tax and Social Contribution Benefit (Expense)

The Company is subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) based on taxable income, and has chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts according to this criteria exceeds those calculated those obtained through calculation made based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are presented as a deduction from the taxes payable (see Note 21).

The off-set of accumulated tax loss carryforwards and negative basis for calculation of social contribution is limited to 30% of the respective taxable income in each fiscal year. The losses carried forward have no expiration date. On December 31, 2004 and 2003, Embratel’s tax losses and negative basis for calculation of social contribution are as follows:

	2004	2003
Tax losses	1,055,433	1,074,911

Negative basis for calculation of social contribution	930,653	947,866

The composition of deferred tax assets and liabilities, based on temporary differences, is described in Notes 15 and 21, respectively.

a.	Income tax and social contribution income (expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, and deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The deferred income tax and social contribution income (expense) for the years ended December 31, 2004, 2003 and 2002 totaled R$100,241, R$(91,010) and R$428,385, respectively (consolidated), and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non taxable revenues (Note 15).

The components of income tax and social contribution for the years ended December 31 are as follows:

	2004	2003	2002
Current
Social contribution	(19,427)	(11,928)	(3,798)
Income tax	(54,600)	(34,473)	(10,313)

Total current expense	(74,027)	(46,401)	(14,111)

Deferred
Social contribution	27,328	(24,641)	113,398
Income tax	72,913	(66,369)	314,987

Total deferred benefit (expense)	100,241	(91,010)	428,385

Total	26,214	(137,411)	414,274

The current income tax and social contribution expense, reported in the consolidate statements of income for the years ended 2004, 2003 and 2002 are mainly attributable to the subsidiary Star One.

b.	Reconciliation of tax benefit (expenses) with statutory rates

The provision for income tax was accrued based on taxable income at the rate of 15%, plus an additional 10% on the taxable income in excess of R$240. Social contribution was calculated at a rate of 9%.

The reconciliation between income tax and social contribution based on statutory rates with the amounts recognized as income tax and social contribution benefit (expense) is as follows:

	2004	2003	2002
Net income (loss) before taxes and minority interest	(171,783)	407,623	(1,032,357)

Income tax benefit (expense) at nominal rate (25%)	42,946	(101,906)	258,089
Adjustments to obtain the effective rate:
Income tax benefit on amortization of goodwill on merger	(6,611)	(6,611)	(6,611)
Unrecorded tax credits owed to CVM 371 (1)	(878)	—	—
Non-deductible finance charges		—	13,837
Favorable decision on ILL lawsuit (Note 10)	9,757	—	36,002
Other permanent additions (exclusions) (2)	(26,901)	7,675	3,357

Income tax benefit (expense)	18,313	(100,842)	304,674

Social contribution benefit (expense) at statutory rates (9%)	15,460	(36,686)	92,912
Adjustments to obtain the effective rate:
Tax benefit on amortization of goodwill on merger	(2,380)	(2,380)	(2,380)
Unrecorded tax credits owed to CVM 371 (1)	(321)	—	—
Non-deductible finance charges	—	—	4,981
Favorable decision on ILL lawsuit (Note 10)	3,513	—	12,961
Other permanent additions (exclusions) (2)	(8,371)	2,497	1,126

Social contribution benefit (expense)	7,901	(36,569)	109,600

Income tax and social contribution	26,214	(137,411)	414,274

(1)	This basically refers to the losses incurred by the subsidiary Click 21, for the period ended December 31, 2004, on which no tax credits were recorded due to the uncertainties involving their realization.
(2)	Permanent additions (exclusions) in the consolidated statements for 2004 mainly correspond to the executive retention plan expenses (Note 7).

13.	Cash and Cash Equivalents

	2004	2003
Cash	51	116
Bank accounts	34,204	131,623

Subtotal	34,255	131,739
U.S. dollars short-term certificates of deposit (1)	5,198	218,021
Marketable securities:
Foreign	119,440	116,237
Local	654,344	1,169,112
Bank Certificates of Deposit	570	18,905

Total	813,807	1,654,014

(1)	Short-term certificates of deposit represent highly liquid marketable securities denominated in U.S. dollars, with maturities of less than 90 days, funded from traffic revenues collected from international operators.

Marketable securities primarily represent highly liquid fixed income bonds with maturities of less than 90 days.

14.	Trade Accounts Receivables, Net

	2004	2003
Voice services	2,495,793	2,467,496
Data, telecommunications companies and other services	508,351	619,924
Foreign administrators	210,435	179,266

Subtotal	3,214,579	3,266,686

Allowance for doubtful accounts	(1,846,812)	(1,669,723)

Total	1,367,767	1,596,963

No single consumer accounted for more than 10% of total trade accounts receivable at December 31, 2004 and 2003.

Changes in the allowance for doubtful accounts were as follows:

	2004	2003	2002
Beginning balance at January 1,	1,669,723	1,990,484	1,452,069

Increase through charge to expenses	344,032	352,579	627,136

Decrease through charge to other accounts	(19,560)	(4,290)	—

Write-offs for the year	(147,383)	(669,050)	(88,721)

Ending balance at December 31,	1,846,812	1,669,723	1,990,484

15.	Deferred and Recoverable Taxes

	2004	2003
Deferred income tax and social contribution assets
Provision for write-off of property, plant and equipment / accelerated depreciation	35,215	15,420
Tax losses carryforward	263,858	268,728
Negative basis of social contribution	83,759	85,307
Allowance for doubtful accounts	623,672	564,465
Goodwill on the acquisition of investment	8,991	17,983
COFINS/PIS – temporarily non-deductible	28,531	28,531
Other deferred taxes (provisions)	203,778	169,091

Subtotal	1,247,804	1,149,525

Withholding income tax (IRRF)	75,194	80,199
Recoverable income tax/social contribution	25,578	39,331
Value-added goods and services tax – ICMS	178,676	242,936
Income Tax on net income – ILL (Note 10)	41,625	—
FUST	63,216	—
Other	31,358	63,148

Total	1,663,451	1,575,139

Current	369,703	436,717

Non-current	1,293,748	1,138,422

Deferred taxes were recorded based on the assumption of future realization, as follows:

a.	Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

b.	Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a five year-term, ending in 2006.

c.	Other temporary differences: realization will occur with the payment of accrued provisions and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2004 will be realized.

In December 2003, Anatel issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, Embratel, concluded a review of the calculation basis of the referenced contribution tax pursuant this official letter and recorded a corresponding credit in the amount of R$57,736. Of this credit, R$37,902, was recorded as “Other operating income (expenses)”, and the compensatory interest of R$19,834, was recorded as “Other Financial Income (Expense)”. On December 31, 2004, these credits, monetarily restated, totaled R$63,216.

16.	Investments

	2004	Ownership	2003
Satellite company - New Skies	—	2.104549%	38,981
Other	1,594		907

Total	1,594		39,888

The interests in the satellite company are denominated in U.S. dollars and translated to local currency as described in Note 3.c.

During the years 2004 and 2003, Embratel sold to third parties 100% of its participation in the following companies:

Company	Month of disposal	Balance of investment	Sale proceeds	Gain/ (loss)
Intelsat Ltd.	July 2003	137,717	119,038	(18,679)
Embratel Clearinghouse Ltda.	October 2003	2,946	46,161	43,215
Inmarsat Ventures PLC	December 2003	37,664	86,366	48,702
Telecommunications Companies	December 2003	6,386	7,277	891
New Skies	November 2004	35,471	43,973	8,502

17.	Property, Plant and Equipment

a.	Composition

	2004
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,255,593	(1,088,655)	1,166,938
Transmission equipment (2)	8,104,314	(4,958,910)	3,145,404
Buildings and ducts	1,339,964	(728,266)	611,698
Land	186,943	—	186,943
Other assets
General use (3)	670,777	(499,552)	171,225
Intangible (4)	1,005,324	(518,011)	487,313
Telecommunication infrastructure (5)	667,908	(477,676)	190,232
Construction in progress	592,827	—	592,827

Total	14,823,650	(8,271,070)	6,552,580

	2003
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,173,868	(896,709)	1,277,159
Transmission equipment (2)	8,089,220	(4,384,334)	3,704,886
Buildings and ducts	1,338,342	(691,871)	646,471
Land	190,495	—	190,495
Other assets
General use (3)	650,482	(443,633)	206,849
Intangible (4)	866,133	(382,539)	483,594
Telecommunication infrastructure (5)	644,334	(437,631)	206,703
Construction in progress	421,877	—	421,877

Total	14,374,751	(7,236,717)	7,138,034

(1)	Cost refers to acquisition or construction, monetarily restated through December 31, 1995.
(2)	Transmission equipment includes aerial, underground and building cables, private automatic exchanges and power equipment.
(3)	Vehicles, information technology equipment, furniture and fixtures.
(4)	Software licenses and rights of way.
(5)	Telecommunications support towers, leasehold improvements and energy and acclimatization system.

a.1.)	Assets related to the concession contract

Certain assets are allocated for use in services provided under the concession, which prevents their removal, disposal, assignment or use as guarantees in mortgages without the express prior authorization of the regulatory authority.

a.2.)	Assets pledged as a guarantee

As of December 31, 2004, Embratel had real estate and other fixed assets listed and/or designated as guarantees in judicial claims, in the amount of R$842,424 (R$704,501 as of December 31, 2003).

b.	Depreciation

The annual depreciation rates applied to property, plant and equipment are as follows:

%
Switching equipment	10.00
Transmission equipment	5.00 to 20.00
Buildings and ducts	4.00
Other assets	4.00 to 20.00

The Company revised the depreciation rates applicable to approximately 70% of its property, plant and equipment. Consequently, since January 2003 switching equipment has been depreciated at a 10% annual rate (7.69% until December 31, 2002), and optical fiber cables (classified as transmission equipment) have been depreciated at a 5% annual rate (6.67% and 10% until December 31, 2002). This resulted in an increase in depreciation expense in the amount of approximately R$13 million for the year ended December 31, 2003.

The weighted average depreciation rate for the year ended December 31, 2004 is 9.81% (9.33% and 8.94% for the years ended December 31, 2003 and 2002, respectively).

c.	Construction of the Star One C-1 Satellite

In 2001, the subsidiary Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the Star One C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, the subsidiary Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Because of modifications to the technical specifications of the satellite, the contract was amended in March 2004 to reflect a total cost of US$212,100 and a new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The term for delivery of the satellite in orbit and of the earth control station is 30 months as from September 30, 2003. The launching is scheduled for the first half of 2006.

The amendment provides that in case of cancellation of the satellite Star One C-1 construction, the subsidiary Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of December 31, 2004 and totals R$275,971 (R$189,539 as of December 31, 2003).

18.	Deferred Assets
		2004	2003
	Pre-operating expenses	1,183	1,183
	Goodwill	102,426	—
	Accumulated amortization	(11,302)	(40)

	Net book value	92,307	1,143

	The goodwill is recorded on the books of CT Torres, resulted from the acquisition of CT Torres by its the former parent company, which was subsequently incorporated by CT Torres and, thus, the goodwill was transferred to the books of CT Torres. The goodwill is being amortized based on future profitability, and the amortization term for the aforementioned goodwill has been reduced from 10 to 6 years beginning on November 1, 2004.

19.	Payroll and Related Accruals
		2004	2003
	Wages and salaries	171	1,110
	Accrued social security charges	60,634	66,686
	Accrued benefits	1,786	11,466

	Total	62,591	79,262

20.	Accounts Payable and Accrued Expenses
		2004	2003
	Suppliers	1,002,160	1,360,628
	International operators	169,283	226,148
	Consignment for third parties/other	114,942	110,069
	Other	1,513	238

	Total	1,287,898	1,697,083

21.	Taxes and Contributions

	2004	2003
Indirect taxes
ICMS (value-added tax)	201,049	124,220
PIS/COFINS (social/finance contributions)	39,010	34,856
PIS/Pasep - in suspension	144,342	132,261
PIS/COFINS – judicial deposit in court (1)	2,513	2,514
ISS (municipal service tax)	11,696	9,628
Other	19,536	21,413

Deferred taxes liabilities
IRPJ and CSSL, law No. 8,200/91 – supplementary monetary restatement	36,522	38,319

Other – income taxes (2)	2,169	398

Total	456,837	363,609

Current	420,435	324,065

Non-current	36,402	39,544

(1)	In 1999, Embratel questioned the change introduced Law No. 9,718/99 which increased: (a) the taxable income for calculation of PIS and COFINS, including financial income and exchange variation and (b) the COFINS rate from 2% to 3%. Despite this questioning, Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprised August 1999 through April 2001. As from May 2001, Embratel began paying PIS and COFINS. On August 29, 2002, Provisional Measure (PM) No. 66 was issued, which permitted the liquidation of fiscal liabilities that were being challenged in court without fines. Embratel decided to avail itself on PM No. 66 and paid this liability amounting to R$173,122, using the corresponding court deposits.
(2)	This item mainly refers to the provision for income tax and social contribution (estimate) and withholding income tax – IRRF.

22.	Loans and Financing

	2004	2003
Loans and financing	3,223,699	4,447,130
Accrued interest	165,947	109,947

Total	3,389,646	4,557,077

Current	2,087,841	1,216,856

Non-current	1,301,805	3,340,221

Loans and financing are principally comprised of credits from various banks and also from suppliers of telecommunications equipment used to enhance domestic and international telecommunications services. This debt finances working capital and equipment purchases (mainly satellites and cables) and the B1, B2, B3, B4 and C-1 satellites and is to be repaid as set out in the repayment schedule below. The debt is mainly denominated in foreign currencies as shown in the following currency analysis and bears fixed interest rates ranging from 4.5% to 11% per annum and variable interest rates ranging from 0.25% to 4% per annum over Libor. The Libor rate at December 31, 2004 was 2.50% per annum (1.22% per annum in 2003).

There were no unused commitments for long-term financing as of December 31, 2004 and 2003.

The loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is protected against exchange variation of the Brazilian Real through “swap” operations (Note 23.c), as described below:

	Amount	%	Average cost of debt
Current
Portion of debt under swap or reais - denominated	1,524,650	73.0	97.67% CDI
Unhedged debt	563,191	27.0	US$ + 3.20%

Total short-term debt	2,087,841	100.0

Non-current
Portion of debt under swap or reais - denominated	301,870	23.2	74.90% CDI
Unhedged debt	999,935	76.8	US$ + 9.37%

Total long-term debt	1,301,805	100.0

Total
Portion of debt under swap or reais - denominated	1,826,520	53.9	93.91% CDI
Unhedged debt	1,563,126	46.1	US$ + 7.15%

Total debt	3,389,646	100.0

a.	Model

	2004			2003
	Short term	Long term	Total	Short term	Long term	Total
Local currency
Bank loans	—	—	—	149,053	860,337	1,009,390
Commercial Papers	1,019,050	—	1,019,050	—	—	—
Finame	6,813	13,862	20,675	6,848	20,228	27,076
Leasing	1,351	1,702	3,053	564	—	564

Total	1,027,214	15,564	1,042,778	156,465	880,565	1,037,030

Foreign currency
Bank loans	957,294	430,564	1,387,858	992,274	1,566,767	2,559,041
Foreign debt securities	3,936	729,960	733,896	7,997	794,530	802,527
Star One C-1 satellite financing	1,715	111,301	113,016	1,326	67,249	68,575
Suppliers	2,906	3,624	6,530	2,858	5,818	8,676
Leasing	18,265	158	18,423	24,213	13,206	37,419
Swap / Hedge	76,511	10,634	87,145	31,723	12,086	43,809

Total	1,060,627	1,286,241	2,346,868	1,060,391	2,459,656	3,520,047

Total of debt	2,087,841	1,301,805	3,389,646	1,216,856	3,340,221	4,557,077

b.	Repayment schedule

The long-term debt amortization schedule, as of December 31, 2004, comprises the following yearly amounts:

2004
2006	178,845
2007	163,194
2008	829,432
2009	45,875
2010 to 2013	84,459

Total	1,301,805

c.	Percentage breakdown of total debt by foreign currency/original index:

	2004		2003
	Exchange /Percentage rates		Exchange /Percentage rates
U.S. Dollar	2.6544	64.5%	2.8892	61.1%
Japanese Yen	—	—	0.0270	10.8%
Euro	3,6195	4.7%	3.6506	5.3%
CDI (Interbank Certificate of Deposit)	17.75%	30.1%	16.50%	22.1%
TJLP	9.75%	0.6%	11%	0.7%
Real	—	0.1%	—	—

Total		100.0%		100.0%

d.	Roll-over of debt

In June 2004, Embratel completed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% p.a. or CDI + 4% p.a.

e.	Prepayment of refinancing

In December 2004, Embratel prepaid the debt that was part of the 2003 rollover. This process begun in December 2003, which resulted in the disbursement of approximately US$766 million, mainly in the second half of 2004, the period that approximately US$558 million was paid. This debt was restated by Libor + 4% per annum and CDI + 4% per annum. The funds were raised from the issuance of Notes, Commercial Paper and other funds raised in the fourth quarter of 2004.

Embratel also prepaid US$22 million of other loans which were not included in the rollover program. These loans carried an approximate cost of Libor + 3.5% per annum.

The objective of Embratel was to reduce the financial charges and terminate the covenants agreed upon the debt refinancing.

f.	Foreign debts securities - notes

In June 2004, Embratel conducted a “note” exchange offer of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued previously were private and the new ones are public. The new notes have the same terms as the securities issued previously, mature in 2008 and carry an interest rate of 11% per annum.

g.	Commercial paper

In November 2004, Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to replace the refinancing agreement of March 2003.

h.	Foreign currency bank loan

In the fourth quarter of 2004, Embratel obtained loans in the amount of US$165 million with one year maturities and three month Libor + 1.2% per annum interest rates.

i.	Suppliers

The suppliers’ financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

j.	Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled in the fourth quarter of 2004, due to the prepayment of the refinanced debt.

k.	Credit agreement defaults

Most of Embratel’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of Embratel’s debt is in default or accelerated. As of December 31, 2004, none of the outstanding debt was in default.

As stated in Note 1.a., on November 1, 2000, Embratel incorporated Star One to manage satellite operations, transferring the satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005. The credit agreements related to these satellites include cross-acceleration provisions that would permit the lenders to accelerate the maturity thereof if the financed assets were sold or transferred to other companies. However, before incorporating Star One and transferring the assets, Embratel’s management obtained from the lenders a waiver regarding the transfer of the assets to Star One, as this was a condition that could have caused an event of default. Most of the waivers conditioned to the maintenance of Embratel as majority shareholder in Star One during the remaining term of agreements.

l.	Financial agreement for the construction of satellite – Star One C-1

On April 19, 2002, Star One entered into a financial agreement with BNP Paribas in order to finance 85% of Star One C-1 satellite construction costs and 100% of the insurance premium agreed with Coface (“Compagnie Française d’Assurance pour le Commerce Extérieur”). The total amount was equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5-year contract. During the grace period, the interest rate would be the six-month Libor plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum.

As the original agreement of the purchase of the satellite Star One C-1 was renegotiated due to the changes performed in the project, the price and the payment schedule were modified. Consequently, an amendment to the financing contract was signed on August 13, 2003.

This amendment was signed with BNP Paribas (leading bank) and Societé Génerale, with amounts equivalent to 85% of the price of the satellite Star One C-1 to be delivered in orbit and 100% of the insurance premium agreed with Coface. The new total amount was US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a 38-month grace period and amortization in 14 semi-annual installments, totaling 10 years of term. During the grace period, the interest rate would be the six-month Libor plus 0.75% per annum and during the repayment period, 3.93% per annum. Income tax on remittances of interest is due by the creditors.

On June 1, 2004, the Credit Agreement was amended due to modifications of the satellite project and payment schedule. The amount of the credit was changed to US$185,232 (including US$18,547 of the credit insurance premium). All others conditions remained the same.

At December 31, 2004, the amount drawn totaled US$41,717.

The current agreement foresees the following guarantee clauses:

l.1.)	Starting July 1, 2005, the subsidiary Star One will make monthly deposits in the account “Debt Service Reserve Account” of the amounts in Reais equivalent to 1/12 (one twelfth), in US dollars, of the first semi-annual installment related to principal and interest. As from the date for beginning of the amortization period, foreseen to occur in November 2006, and until the final term of the agreement, the subsidiary Star One will keep deposited in the mentioned account the amount in Reais equivalent, in US dollars, to 115% of one semi-annual installment of the debt service;

l.2.)	A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has attributable characteristics according to the French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case subsidiary Star One delays the payments contractually scheduled;

l.3.)	In the event of unavailability of the guarantee in the above mentioned item “l.1”, there is the guarantee of the accounts receivable originated from the agreement signed between Embratel and the subsidiary Star One transponder release; and

l.4.)	In the event of unavailability of guarantees “l.1” and “l.3”, as from July 1, 2006, Embratel is responsible for making deposits to the Debt Service Reserve Account, limited to US$122,337;

l.5.)	During the term of the agreement, Embratel pledges to hold not less than 51% of the total voting shares of the subsidiary Star One; and

l.6.)	Star One is bound by financial covenants to the creditor banks, on account of the renegotiated agreements, with respect to the level of indebtedness and the minimum earnings before financial results, income taxes, depreciation and amortization (“EBITDA”). To date, the subsidiary Star One has complied with all covenants.

m.	Covenants

Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements. At December 31, 2004, Embratel is in compliance with all such covenants.

23.	Financial Instruments

a.	Miscellaneous

The Company carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b.	Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In this sense, a system which applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c.	Interest rate, currency and forward currency swaps

Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	As of December 31, 2004
Classes	Issue date	Maturity date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	01/03/05 to 12/12/08	258,891	87,145	84,592
Forward	11/4/04	01/12/05 and 03/16/05	65,000	18,189	15,138

		Total	323,891	105,334	99,730

	As of December 31, 2003
Classes	Issue date	Maturity date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	Various	449,982	43,809	46,616

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d.	Criteria, assumptions and limitation in the market value calculations

d.1)	Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

d.2)	Loans and financing and swap operations (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

d.3)	Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of December 31, 2004, which market values differ from their carrying values, are shown below:

	2004		2003
	Book value	Market value	Book value	Market value
Loans and financing	3,389,646	3,180,923	4,557,077	4,910,129

24.	Provision for Contingencies

In the normal course of business, the Company is party to legal proceedings and potential discussions, which were or may be raised by competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Company’s privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, Company’s management believes that the outcome of a significant portion of present and future claims will be favorable to the Company, and for those claims for which the unfavorable outcome is considered probable, a provision has been recorded.

For those claims evaluated as possible loss, a provision has not been recorded.

Part of the changes in the provision for contingencies is due to monetary and exchange variation and thus affects net financial results.

The amounts involved are described as follows:

	Probable		Possible
Nature	2004	2003	2004	2003
Labor	88,899	29,410	71,930	38,712
Tax	86,650	—	1,946,741	1,181,635
Civil	276,260	20,618	167,914	570,200

Total	451,809	50,028	2,186,585	1,790,547

24.1.	Labor contingencies

These are contingencies involving several labor claims, primarily related to salary issues such as differences in salary and benefits, overtime and others.

24.2.	Tax contingencies

	Probable		Possible
Nature	2004	2003	2004	2003
ICMS (a)	86,650	—	1,149,555	775,000
Income tax on inbound international (b)	—	—	351,635	351,635
INSS (National Institute of Social Security) (c)	—	—	47,000	55,000
PIS (d)	—	—	159,000	—
COFINS (e)	—	—	236,600	—
Other (f)	—	—	2,951	—

Total	86,650	—	1,946,741	1,181,635

a.	ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by Embratel as exempted or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies, amounting to R$86,650, have been assessed as probable losses and therefore a provision has been recorded. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$893,749 (R$539,000 as of December 31, 2003). As a result of this evaluation no provision has been recorded.

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is required the payment of ICMS on the rental of transponders and on broadband Internet services. In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for the nonpayment of the ICMS over satellite capacity and other accessory obligations. Star One’s management and its legal counsel evaluate the probability of loss of these assessments as possible and, thus, no provision has been recorded.

b.	Income tax on inbound international income

Based on its legal advisor’s opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the SRF assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers’ Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Based on the opinion of Embratel’s Management and legal counsel, which consider the probability of loss as possible, the amounts arising from these assessments have not been recorded in the financial statements.

c.	INSS (National Institute of Social Security)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible and thus, no provision has been recorded.

d.	PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70.

The probability of loss related to the assessment has been reclassified from remote to possible during 2004 due to the reassessment made by Embratel’s legal advisors and therefore, no provision was recorded.

e.	COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level, which is still pending decision.

Based on the reassessment made by Embratel’s legal advisors, the chances of loss in the case of this tax assessment have been reclassified from remote to possible in 2004 and therefore, no provision has been recorded.

f.	Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951.

Management and its legal counsel understand that the probability of loss is possible and, therefore, no provision has been recorded in the financial statements for the amounts involved in these claims.

g.	Withholding income tax on remittances to foreign telecommunications companies

Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from

December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additional, totaling R$39,462, were paid, and, recognized as expense in the first quarter of 2003.

Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

24.3.	Civil contingencies

	Probable		Possible
Nature	2004	2003	2004	2003
Disputes with local operators (a)	2,000	—	43,349	520,200
Anatel and public institutions (b)	8,500	—	63,267	50,000
Disputes with third parties (c)	265,760	20,618	61,298	—

Total	276,260	20,618	167,914	570,200

a.	Disputes with local operators

In November 2004, due to the agreements executed separately by Embratel and each one of the local operators (Note 32), the parties required the extinguishment of all legal suits and the charges which aimed the judgment against Embratel for the payment of amounts arising from interconnection contracts executed with the local operators, which totaled to a historic amount of approximately R$520,200 at December 31, 2003.

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,000. In another collection lawsuit in the amount of R$43,349, Embratel and its legal advisors believe that the chances of loss are possible and therefore no provision has been recorded.

b.	Contingencies related to Anatel and other public institutions

b.1. Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,569 which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

In the opinion of Embratel’s Management and its legal counsels, the chances of loss regarding the penalty sought by Anatel and third parties have been classified and possible and thus, have not been provisioned. In regards to the tax execution sought by the state of Rio de Janeiro, Embratel and its legal advisors have classified the chances of loss as probable and have therefore recorded a provision of R$8,500.

b.2. Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several Administrative Procedures for Disregarding Obligation (“PADO”) against Embratel. In relation to the fines of R$10,698 (January to June 2000 and October 2000), no provisions were recorded since the chances of loss were classified as possible.

c.	Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$22,798 (R$14,118 as of December 31, 2003).

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$19,383. In the opinion of Embratel’s Management, the chances of loss are probable and a provision in the total amount of R$45,116 has been recorded.

CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations.

In the opinion of the management of CT Torres Ltda. and its legal counsels on this matter, the chances of loss are probable in these cases and a provision in the amount of R$375 has been provisioned.

CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of CT Torres Ltda. and its legal counsels the chances of loss in these cases are possible, and therefore, no provision has been recorded.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$27,011. The suits in which losses were classified as possible amount to R$42,053 and no provision has been recorded.

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by the subsidiary.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s management and its legal advisors classified the chances of loss as probable and have thus, recorded a provision in the amount of R$5,500.

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, Embratel believes that the chances of loss in some of the suits are probable, and have therefore recorded a provision of an updated amount of R$164,960 (R$6,500 as of December 31, 2003). In other suits classified as possible, in the amount of R$14,800, R$10,835 has been deposited in court.

Embratel and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of Embratel and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

25.	Actuarial Liabilities - Telos

Embratel and Star One sponsors a defined contribution plan, a defined benefit plan and a post-retirement medical assistance plan, all managed by the Fundação Embratel de Seguridade Social (“Telos”). Telos, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. Embratel founded it on August 1, 1975.

The rate of contribution for the defined benefits plan for 2004, 2003 and 2002 was 19.8% of the salary of the active participants in this plan (8 participants on December 31, 2003).

After the privatization, Embratel introduced a defined contributions plan through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. The subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor’s contribution ranges from 3% to 8% of the participants’ salary, in addition to the extraordinary contribution, provided in the plan’s by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Contributions to the defined benefit and post-retirement medical assistance plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between Embratel and Telos, and approved by the Brazilian pensions regulatory authority (“Secretaria de Previdência Complementar”). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contribution plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2004, the outstanding balance payable to Telos amounts to R$174,086 (R$154,429 as of December 31, 2003).

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

Consequently, on December 31, 2001, Embratel recorded an additional liability in the amount of R$193,424 against shareholders’ equity in the form of a prior year adjustment. As of December 31, 2004, that liability amounted to R$265,020 (R$238,816 as of December 31, 2003).

Reconciliation of Assets and Liabilities as of December 31, 2004:

	Defined Benefit Plan (DBP)		Defined Contribution Plan (DCP)		Medical Health care Plan (MHCP)
Actuarial liabilities – present value	(1,099,044)		(1,416,364)		(368,225)
Fair value of the plan assets	1,174,458		1,388,211		58,443

Present value of liabilities in excess of assets in excess of liabilities and assets	75,414		(28,153)		(309,782)
Actuarial (gains) or losses unrecognized	(5,742)		(22,167	)(2)	44,762
Actuarial assets unrecognized by Embratel	(69,672	)(1)	(123,766	)(3)	—

Net actuarial liabilities	—		(174,086)		(265,020)

(1)	Unrecorded actuarial assets owed mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.
(2)	This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2.222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.
(3)	Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, the subsidiary Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future.

Main actuarial assumptions for 2004 and 2003 used at balance sheet date:

a.	Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Average salary increases, INSS benefit growth and plan benefit	Inflation + 0.0% p.a. = 5.0% p.a. (DBP and MHCP) Inflation + 2.0% p.a. = 7,1% p.a. (DCP)
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Wage and benefits capacity	0.98 (1)
(vi)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)	The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recover of inflationary losses.

b.	Other assumptions:

(i)	Table of general mortality rate	UP-94 with 2 year peaks
(ii)	Table of mortality rate of disability	IAPB-57
(iii)	Table of entry into disability	Mercer disability onset chart
(iv)	Turnover	Not used (DBP and MHCP)

Statement of changes in actuarial liabilities:

	2004	2003	2002
Beginning balance	393,245	402,955	419,849
Plus – Interest and updating of actuarial obligations	90,447	33,924	58,548
Plus - Actuarial liabilities arising from CVM Deliberation No. 371 (medical health care plan)	26,207	24,959	—
Debt surplus – January to April 2003 - Voluntary Dismissal Program	—	15,413	—
Payment of debt surplus – January to April 2003 – PDI	(15,683)	—	—
Monetary restatement of debt surplus – January to April 2003 – PDI	270	—	—
Less – Payments made during the year	(55,380)	(84,006)	(75,442)

Actuarial liabilities	439,106	393,245	402,955

Current	68,342	64,442	63,973

Non-current	370,764	328,803	338,982

Actuarial liabilities breakdown:

Defined contributions plan (unsecured liabilities)	174,086	154,429	189,098
Medical assistance plan	265,020	238,816	213,857

Total	439,106	393,245	402,955

26.	Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to market conditions, and the most important balances and values are shown below:

	As of December 31,
	2004	2003
ASSETS:
Current
Accounts receivable (telephone traffic)
Techtel	137	—
Telmex – Brazil	2,359	—
BSE	942	—
ATL	3,851	—
Stemar	83	—
BCP	720	—
Tess	562	—
Telet	1,199	—
Albra	7	—
Americel	369	—
Foreign administrators (telephone traffic)
Telmex - México	2,254	—
Telmex – Chile	133	—
Telmex – Argentina	389	—
MCI (1)	—	64,390
Other	—	927
Related parties
Vésper	138,138	10,935
Embrapar	—	6,703
Other current assets
Stemar	223	—
Telmex – Brazil (2)	565	—
Noncurrent receivables
Mutual – Embrapar (3)	49,254	—

	As of December 31,
	2004	2003
LIABILITIES:
Current
Account payable (telephone traffic)
Telmex – Brazil	1,180	—
Telet	2,874	—
Americel	6,478	—
Tess	6,124	—
Algar	7,784	—
BCP	9,774	—
BSE	5,251	—
Stemar	2,785	—
Albra	1,773	—
Techtel	6
ATL	112	—
Foreign administrators (telephone traffic)
Telmex – México	1,654	—
Telmex – Chile	255	—
Telmex – Argentina	319	—
MCI (1)	—	42,519
Proceda	—	158
Other telecom companies	—	2,553
Related parties
Vésper	5,240	1,265
MCI – Administration fee (1)	—	6,851
MCI – Others accounts payable (1)	—	5,143
Loans – Inbursa (1)	133,401	—
Dividends payable – Embratel Participações S. A.	—	85,754

	2004	2003	2002
INCOME STATEMENT:
Net operating revenue -
Domestic traffic
Telmex - Brazil	14,013	—	—
BSE	4,326	—	—
ATL	20,514	—	—
Stemar	1,789	—	—
BCP	5,192	—	—
Tess	7,770	—	—
Telet	10,648	—	—
Albra	6,213	—	—
Americel	14,300	—	—
International traffic
MCI (1)	—	132,782	128,760
Telmex – México	1,770	—	—
Telmex – Chile	137	—	—
Telmex – Argentina	432	—	—
Techtel	51	—	—
Others	—	971	—
Towers rental
Vésper	18,740	—	—

Cost of services provided
Domestic traffic
Telmex – Brazil	(3,479)	—	—
Albra	(4,524)	—	—
Algar	(23,108)	—	—
Americel	(15,773)	—	—
BCP	(38,725)	—	—
BSE	(14,599)	—	—
Stemar	(4,722)	—	—
Telet	(12,207)	—	—
Tess	(17,918)	—	—

	2004	2003	2002
International traffic
MCI (1)	—	(68,953)	(85,623)
Telmex – México	(1,079)	—	—
Telmex – Chile	(261)	—	—
Telmex – Argentina	(254)	—	—
Techtel	(140)	—	—
Others	—	(823)	(4,591)
General and administrative expenses- Management fee MCI	—	(14,024)	(36,232)
MCI (1)	—	(297)	—
Proceda (1)	—	(9,961)
ATL	(112)	—	—

Others Operational Income
Sales of telephonic devices “Handsets” - Vésper	62,804	—	—

Financial
Exchange variation on the administration fee – MCI (1)	—	(1,100)	(18,395)
Interest on loan – Embrapar (3)	654	—	—
Interest on borrowings – Inbursa Bank (4)	(681)	—	—

(1)	In July 2004, the disposal of the shareholding interest of MCI in Embrapar was concluded (Note 1).
(2)	Interest rate: SELIC – Special System for Settlement and Custody

Maturity of principal: January 30, 2005

(3)	Interest rate: 100% CDI

Maturity of principal: March 29, 2005

Guarantee: promissory note

(4)	Interest rate: libor 3 months + spread de 1.2%

Maturity of principal: November 11, 2005

Guarantee: promissory note

27.	Insurance (Unaudited)

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

a.	Embratel

As of December 31, 2004, Embratel had Operating Risk type insurance policies for the total risk amount of R$10,802,107, and maximum indemnity limit equal to R$878,807, including owned equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance in accordance with the concession contracts.

b.	Star One

All Earth Station Equipment is insured at its approximate replacement values. The insurance of the satellite in orbit B1 was in effect through September 30, 2004, and was not renewed after this date. The insurance of the satellites B2, B3 and B4 was renewed through April 30, June 30, and August 16, 2005, respectively. The following table shows the amounts insured and the net book value of the satellites at December 31, 2004 (in local currency equivalent to the US dollar amount insured at December 31, 2004):

Satellite	Average amount insured (*)	Net book value
B2	17,373	—
B3	142,448	—
B4	252,757	49,838
(*)	December 31, 2004 = US$1.00 = R$2.6544

28.	Shareholders’ Equity

a.	Capital stock

The authorized capital as of December 31, 2004 and 2003 corresponds to 10 billion common shares. The subscribed and fully paid-in capital stock as of December 31, 2004 and 2003, amounts to R$2,700,000, comprised of 4,723,844 thousand common shares, without par value. The book value per share (per thousand share lot), expressed in reais as of December 31, 2004, amounts to R$1,003.63 (R$1,042.37 as of December 31, 2003).

The Company’s shareholders are as follows:

	Quantity of shares	%
Embrapar	4,665,874,845	98.77
Others	57,969,002	1.23

Total	4,723,843,847	100.00

b.	Revenue reserves

b.1)	Legal reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated losses.

b.2)	Reserve for investments

As of December 31, 2004, the accumulated losses were absorbed by the investment reserve.

On December 31, 2003, in order to meet the permanent investment plans provided for in the formal, approved budgets by the Company’s Boards, according to that provided in article 196 of the Corporation Law and article 8 of CVM Instruction No. 59 issued in December 1986, Embratel established an Investment Reserve for adjusted net profits remaining from the period in the amount of R$135,208 and transferred to this reserve the remaining retained profit balances in the amount of R$781,120.

c.	Capital reserve – interest on construction in progress

Until 1998, in accordance with Ordinances No. 21 of February 21, 1994, and No. 03 of February 25, 1994, Embratel recognized interest on construction in progress at the rate of 12% per annum on the capital invested in such construction. This interest was added to the cost of construction, and credited to the non-operating revenue, up to the limit of financial charges on third parties’ capital that financing the construction. The excess of the 12% over the total financial charges, if any, was credited to capital reserves.

d.	Dividends and interest on capital

According to the Company’s by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company’s by-laws and in accordance with Brazilian corporate law. The proposed dividends are appropriated at year-end.

In December 2004, Embratel presented adjusted loss for dividends distribution purposes.

As of December 31, 2004, Embratel recorded R$57,227 of interest on capital receivable and R$93,024 of dividends receivable, credited by the subsidiary Star One. Therefore, the subsidiary Star One’s retained earnings were fully distributed to its shareholders.

For the year ended December 31, 2002, the Company’s adjusted result, the basis for distribution of dividends, was negative.

e.	Retained Earnings

In order to provide for permanent investment plans, duly documented in budgetary appraisals approved by management, as foreseen in Article 196 of the Corporate Law and in Article 8 of CVM Instruction No. 59, of December 22, 1986, Embratel set up a reserve for investments with the adjusted net income remaining from 2003, of R$135,208. The outstanding balance of retained earnings, in the amount of R$781,120, is also being transferred to this reserve, and has the same purpose as adopted up to the year ended December 31, 2002. The proposal by the Company’s management will be deliberated in the General Shareholders Meeting. As mentioned at b.2 above, on December 31, 2004, the amount of R$185,071 were absorbed by the investment reserve.

f.	Allocation of adjusted net income

Breakdown of adjusted net income as of December 31, 2003:

Net income for the year	233,715
Constitution of legal reserve	(11,687)

Adjusted net income– basis for calculation of dividends	222,028
Dividends	(86,820)

Remaining Adjusted net income transferred to reserve for investments	135,208

29.	Director’s Fees

During the years 2004, 2003 and 2002, directors’ fees in the amount of R$38,145, R$25,821 and R$10,846, respectively, were classified under the heading of Operating Expenses.

30.	Commitments with Anatel (Unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of Embratel.

Indicator	Situation on December 31, 2004	Goal established by Anatel for 2005
Rates of international long distance calls completed in each peak period for conventional switching telephone services (target in 2004: 70%)
Morning	68.4%	70.0%
Daytime	68.8%	70.0%
Nighttime	62.5%	70.0%
Rates of domestic long distance calls completed in each peak period for conventional switching telephone services (target in 2004: 70%)
Morning	69.1%	70.0%
Daytime	69.2%	70.0%
Nighttime	68.4%	70.0%
Rates of calls completed to telephone answering services of up to 10 seconds per peak period for greatest conventional switching telephone serviced (target in 2004: 94%)
Morning	97.0%	94.0%
Daytime	96.9%	94.0%
Nighttime	97.0%	94.0%
Requests for public use telephone repairs per 100 telephones in service (target in 2004:10)	9	10
Number of accounts with complaints of errors in each 1000 (target in 2004: 2)	0.3	2
Number of Telephones in public use (TUP) in service	1,400	(*)

(*)	There is no regulation, one target established for the indicator.

All data shown above can be found in the Anatel site.

31.	Voluntary Dismissal Program

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

32.	Agreement with Operators

In November 2004, Embratel formalized an agreement with the operators of the Telemar and Brasil Telecom groups to settle administrative, legal and business disputes arising among the parties over the past several years, establishing guidelines and commitments that will govern their relationships as from that date. As a result, a gain of approximately R$12 million was recorded in the consolidated statement of income for the year ended December 31, 2004, net of taxes, as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits and other current assets, property, plant and equipment, accounts payable and accrued expenses, taxes and contributions, other liabilities, deferred income, bad debt expenses, other non operating income (expenses) and income tax and social contribution expenses. Embratel’s Management believes that this agreement will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

33.	Subsequent Events

a.	Notes

On April 27, 2005, Embratel prepaid 35% of US$275 million of Notes issued in December 2003, which have maturity in 2008.

b.	Commercial paper

On May 19, 2005, Embratel prepaid the commercial paper in full, amounting to R$1 billion, with a portion of the proceeds from our capital increase.

34.	Summary of the Differences between Accounting Practices in Accordance with BR GAAP and U.S. GAAP

As described in Note 2a, the consolidated financial statements are prepared in accordance with accounting practices generally adopted in Brazil. These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

a.	Capitalization of interest cost

Until December 31, 1993, under BR GAAP, interest was capitalized separately and amortized over a period different from the useful lives of the related assets. Also, until December 31, 1998, under BR GAAP as applied to companies in the telecommunications industry, interest attributable to construction in progress was computed at the rate of 12% per annum on the balance of construction in progress. The capitalized part, which related to interest on third-party loans, was credited to interest expense based on actual interest costs and the balance related to the Company’s own capital was credited to capital reserves. As from January 1, 1999, interest charges and monetary and foreign exchange variation from financing linked to construction in progress are capitalized to the balance of the assets and credited to interest expense and monetary and foreign exchange variation.

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

During 2003 and 2002, the Company did not have any financings directly linked to fixed assets and consequently, no interest was capitalized under BR GAAP. During all years presented, amortization under BR GAAP is higher than that under U.S. GAAP because, prior to 1999, a significant portion of interest capitalized under BR GAAP related to amounts credited to capital reserves that were not capitalized for U.S. GAAP purposes. In 2004, interest was capitalized under BR GAAP on Star One’s books.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2003	2002
Capitalized interest difference-
U.S. GAAP capitalized interest-
Interest capitalized during the year	15,528	27,202	99,497
U.S. GAAP difference in accumulated
Capitalized interest on disposals	8,354	2,212	8,583

	23,882	29,414	108,080

Less: BR GAAP capitalized interest-
Interest capitalized during the period	(2,954)	—	(6,350)

U.S. GAAP adjustment	20,928	29,414	101,730

Amortization of capitalized interest difference-
Amortization under BR GAAP	59,704	136,239	139,685

Less: amortization under U.S. GAAP	(51,391)	(95,064)	(128,380)
U.S. GAAP difference in accumulated
Amortization on disposals	(3,564)	(1,241)	(8,113)

	(54,955)	(96,305)	(136,493)

U.S. GAAP adjustment	4,749	39,934	3,192

b.	Monetary correction of 1996 and 1997

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997.

c.	Pension and other post-retirement benefits

Under BR GAAP, the Company provides for the costs of pensions and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by Telos’ actuaries and certified by independent actuaries. For purposes of the U.S. GAAP reconciliation, the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions,” have been applied. The provisions of SFAS No. 87 were applied with effect from January 1, 1991 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$73,743 of the transition liability was transferred directly to shareholders’ equity at the implementation date.

Under BR GAAP, the Company adopted CVM Deliberation No. 371 during the year ended December 31, 2001 and recorded as an adjustment to the opening shareholders’ equity an amount of R$193,424 (Note 25). This adjustment was reversed for U.S. GAAP purposes, since all effects of Pension and Other Post-retirement Benefits have already been recognized after applying SFAS Nos. 87 and 106.

As fully described in Note 25, for BR GAAP purposes, the recognition of other post-retirement benefit obligations was required since December 2001. Under U.S. GAAP, this pension and other post-retirement benefit obligations have been recorded as of January 1, 1991, resulting in a reconciling item for the unrecognized net actuarial gains and losses. See Notes 34.r. and 35.b.

d.	Items posted directly to shareholders’ equity accounts

Under BR GAAP, certain items are posted directly to shareholders’ equity accounts, which under U.S. GAAP, are posted to the income statement. Examples include capitalized interest, donations and grants and fiscal incentive investment credits received. The posting of such items to shareholders’ equity in the subsidiary companies gives rise to consolidation adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings by the subsidiaries to their equity accounts would, under U.S. GAAP, be made directly to the income statement, these consolidation adjustments are included in the reconciliation of net income in accordance with U.S. GAAP.

e.	Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date.

Under U.S. GAAP the Company calculates earnings per share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of common stock equivalents. Since the Company had no common stock equivalents outstanding for all periods presented, diluted earnings per share is equal to basic earnings per share.

f.	Impairment of long-lived assets

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The Company has performed a review of its long-lived assets and concluded that the recognition of an impairment charge was not required.

g.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by BR GAAP. However, in these financial statements, the level of disclosure generally has been expanded to comply with U.S. GAAP, and additional disclosures required by U.S. GAAP are presented in Note 35.

h.	Interest income (expense)

BR GAAP requires interest to be included as part of operating income. Under U.S. GAAP interest income (expense) is included as non-operating income.

i.	Deferred income tax and social contribution assets

As mentioned in Note 12, under BR GAAP, no tax credits were recorded in certain subsidiaries, due to the uncertainties involving their realization.

Under U.S. GAAP, these subsidiaries recorded a deferred income tax and social contribution assets, with the corresponding valuation allowance, as follows:

	2004	2003
Deferred income tax and social contribution assets	11,516	5,672
Valuation allowance	(11,516)	(5,672)

This GAAP difference has no impact on net income (loss) nor shareholders’ equity for all periods presented.

j.	Retained earnings

For BR GAAP, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, retained earnings allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as distributable capital. As a result of the May 22, 1998 spin-off, the Company had U.S. GAAP distributable capital of R$994,594.

Under BR GAAP the remaining outstanding amount of the retained earnings is transferred to a reserve for investment (see Note 28.f). However, for U.S. GAAP purposes this amount is classified as retained earnings.

k.	Stock option plan

Embrapar has maintained a stock option plan since December 17, 1998. Embrapar has granted shares to employees of the group, exercisable ratably over 3 years, at a grant price equal to market price at date of grant plus indexation based on the IGP-M until April, 2000. From then on, the exercise price is indexed to inflation using IGP-M in excess of 12% per annum until October 2001. As from then, the exercise price is no longer indexed. No options are exercisable for more than 10 years after date of grant.

Based on the terms of the plan, Embrapar applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB Opinion 25 and related interpretations in accounting for its stock option plan. For all periods presented, compensation expense under U.S. GAAP related to the Company’s stock option plan is minimal and consequently, has not been reflected as a U.S. GAAP adjustment.

The following table summarizes information about the shares granted and outstanding at December 31, 2004, 2003 and 2002:

2004
	Options outstanding			Options exercisable
Date of grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number outstanding (in thousands)	Weighted-average exercise price (R$)
March 05, 2004	80,000	9.26	8.57	80,000	8.57
January 15, 2004	72,500	9.10	8,89	72,500	8,89
October 1, 2003	2,498,000	8.85	7,60	2,498,000	7,60
August 7,2003	30,000	8.68	5.30	30,000	5.30
February 7, 2003	11,000	8.19	2.99	11,000	2.99
October 9, 2002	607,533	7.86	2.20	607,533	2.20
December 10,2001	22,000	7.04	9.44	22,000	9.44
October 30, 2001	11,500	6.88	7.17	11,500	7.17
October 5, 2001	3,835,961	6.88	6.51	3,835,961	6.51

	7,168,494			7,168,494

2003
	Options outstanding			Options exercisable
Date of grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number (in thousands)	Weighted-average exercise price (R$)
October1, 2003	2,550,000	9.83	7.60	—	7.60
August 7, 2003	30,000	9.67	5.30	—	5.30
August 25, 2003	50,000	9.67	5.90	—	5.90
February 7, 2003	13,000	9.17	2.99	—	2.99
November 26, 2002	2,667	8.92	2.67	—	2.67
October 9, 2002	1,763,534	8.83	2.20	404,879	2.20
December 10, 2001	22,000	8.00	9.44	11,000	9.44
October 5, 2001	4,288,379	7.83	6.51	1,714,993	6.51
October 30, 2001	11,500	7.83	7.17	5,750	7.17

	8,731,080			2,136,622

2002
	Options outstanding			Options exercisable
Date of grant	Number (in thousands)	Remaining contractual life (years)	Weighted-average exercise price (R$)	Number outstanding (in thousands)	Weighted-average exercise price (R$)
October 6, 2001	5,746,099	8.76	6.51	1,555,930	6.51
October 30, 2001	11,500	8.76	7.17	2,880	7.17
December 10, 2001	29,500	8.76	9.44	7,380	9.44
June 30, 2002	2,097,330	9.76	2.20	—	2.21

	7,884,429			1,556,190

The following table summarizes information about the weighted-average exercise price of options during the year ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Granted	8.72	7.52	2.21
Exercised	2.19	1.26	—
Cancelled	0.88	1.04	1.47

The weighted-average prices of the exercisable options are increased by indexation up to December 31, 2000, based on the IGP-M variation, in accordance with the terms of the plan.

According to rules established in the Stock Options Plan, upon the change in control on July 23, 2004, the granted options became exercisable. Because this acceleration in the vesting period was based on the occurrence of a specific event or condition in accordance with the original terms of the award, a modification has not been made and, therefore, no new measurement of compensation cost is required, according to FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, or FIN 44.

In October 1995, the Financial Accounting Standards Board issued SFAS No.123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. Applying of SFAS 123 would result in pro forma net income and earnings (loss) per share (“EPS”) amounts as follows:

	2004	2003	2002
U.S. GAAP net income (loss) -
As reported	(217,880)	395,274	(686,578)
Pro forma	(225,250)	386,015	(690,003)

Basic and diluted EPS -
As reported	(46.12)	83.68	(145.34)
Pro forma	(47.68)	81.72	(146.07)

The fair values of the options granted have been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004		2003		2002		2001
Expected volatility		69.86%		86.65%		202.37%		117.95%
Risk-free interest rate		16.22%		19.80%		17.91%		19.08%
Grant date fair value	R$	2.20	R$	2.19	R$	2.16	R$	2.52
Expected life		2 years		2 years		2 years		2 years
Dividend yield		0%		0%		0%		0%

l.	Goodwill and negative goodwill

Under BR GAAP and CVM Instruction No. 319/99, the goodwill related to Acessonet, defined as the excess of the acquisition cost over the book value of the net assets acquired, was reclassified to a deferred asset on the date of the merger into Embratel and was being amortized over 5 years. In 2003, this goodwill was written-off (Note 11). Under U.S. GAAP, this amount remains classified as goodwill and was amortized over the same period. As from January 1, 2002, the goodwill is no longer amortized and is subject to a yearly impairment test.

On March 2, 2004, Embratel acquired CT Torres for US$45 million (R$131 million). The principal assets of CT Torres are communication towers that rent space to telecommunication companies principally in the states of Rio de Janeiro and São Paulo. Under BR GAAP the excess purchase price over the book value of assets acquired was recorded as a deferred asset and is being amortized based future profitability. Under U.S. GAAP, the purchase price of CT Torres was allocated to the communication towers, which are being depreciated over their remaining useful life.

m.	Installation revenues

Under BR GAAP, installation revenues and costs are recognized in the statements of operations when incurred. Under U.S. GAAP, installation revenues and the related costs are deferred and recognized over the term of the related contract. Installation costs that exceed installation revenues are expensed as incurred. This difference in accounting policy has no impact on net income (loss) or on shareholders’ equity for all periods presented.

n.	Comprehensive income (loss)

BR GAAP does not recognize the concept of comprehensive income (loss).

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

o.	Accounting for derivative instruments – SFAS No. 133

As mentioned in Note 23, the Company uses derivative financial instruments to mitigate its exposure to foreign currency fluctuations related to a portion of its foreign currency denominated debt. The Company primarily uses foreign currency swap agreements to manage these risks.

Under BR GAAP, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as it had been settled at the balance sheet date. The premium accrued at that date is recorded as expense and payable.

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133 established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

For U.S. GAAP purposes, the Company’s derivatives do not qualify for hedge accounting using the criteria of SFAS 133, and consequently, the changes in fair value are recorded in earnings. Accordingly, an adjustment has been included in the reconciliation of U.S. GAAP for the difference between the carrying value for BR GAAP and the fair market value of the derivative as of December 31, 2004 and 2003.

p.	Provision for voluntary dismissal program

As described in Note 31, for BR GAAP purposes, at December 31, 2002, Embratel recorded a provision in the amount of R$20,000 related to a voluntary dismissal program. Under U.S. GAAP, pursuant to Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” such costs may only be accrued if (i) they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan and the number and job classification of employees to be terminated, and (ii) the plan has been communicated to the employees. Since all of the criteria were not met at December 31, 2002, the provision was reversed for U.S. GAAP purposes in 2002 and booked for 2003.

q.	Reversal of exchange variation capitalized in Star One local books

Under BR GAAP, capitalization of exchange variation is permitted. Under the provisions of SFAS34, for U.S. GAAP purposes, only interest cost is allowed to be capitalized.

r.	Net income (loss) reconciliation of the differences between U.S. GAAP and BR GAAP

	2004	2003	2002
Income (loss) as reported under BR GAAP	(185,071)	233,715	(634,481)
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 34.b.)	(96,000)	(103,785)	(96,016)
Capitalized interest (Note 34.a.)	20,928	29,414	101,730
Amortization of capitalized interest (Note 34.a.)	4,749	39,934	3,192
Reversal of exchange variation capitalized in Star One local books (Note 34.q.)	12,113	—	—
Pension and other post-retirement benefits- (Note 35.b.)
SFAS No. 87 adjustment	54	7,776	29,959
SFAS No. 106 adjustment	(2,149)	(3,347)	(3,124)
Reversal of goodwill amortization and impairment charge (Note 34.l.)	—	121,787	40,595
SFAS No. 133 – fair value of swap contracts (Note 34.p.)	8,410	173,017	(175,823)
Reversal of provision for voluntary dismissal program (Note 34.q.)	—	(20,000)	20,000
Other (Note 34.d.)	1,002	(353)	553
Deferred tax effect of the above adjustments	18,084	(82,884)	26,837

U.S. GAAP net income (loss)	(217,880)	395,274	(686,578)

U.S. GAAP basic and diluted net income (loss) per thousand common shares	(46.12)	83.68	(145.34)

s.1.	Net equity reconciliation of the differences between U.S. GAAP and BR GAAP

	2004	2003
Total shareholders’ equity as reported	4,740,990	4,923,982
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 34.b.)	68,273	164,273
Capitalized interest (Note 34.a.)	(385,705)	(406,633)
Amortization of capitalized interest (Note 34.a.)	746,860	742,111
Reversal of exchange variation capitalized in Star One local books (Note 34.q.)	12,113	—
Dividends (Note 34.i.)	—	86,820
Pension and other post-retirement benefits (Note 35.b.)
SFAS No. 87 adjustment	(45,958)	(46,012)
SFAS No. 106 adjustment	78,698	80,850
Reversal of goodwill amortization and impairment charges (Note 34.l.)	162,382	162,382
SFAS No. 133 – fair value of swap contracts (Note 34.o.)	5,604	(2,806)
Other (Note 34.d.)	(3,626)	(2,552)
Deferred tax effects of the above adjustments	(151,298)	(169,382)

U.S. GAAP shareholders’ equity	5,228,333	5,533,033

The deferred tax effect of the U.S. GAAP adjustments above of R$(151,298) and R$(169,382) as of December 31, 2004 and 2003 would be classified substantially as non-current on the balance sheet.

	2004	2003	2002
U.S. GAAP supplementary information- Reconciliation of operating income (loss) under BR GAAP to operating income (loss) under U.S. GAAP- BR GAAP operating income (expense)	(260,131)	478,108	(1,241,529)
Exclusion from U.S. GAAP operating income-Management fee	—	14,024	36,232
Net financial expense	612,264	163,583	1,555,861
Inclusion in U.S. GAAP operating income-
Amortization of capitalized interest	26,956	41,175	11,305
Extraordinary income – ILL (Note 10)	106,802	—	198,131
U.S. GAAP adjustments-Monetary restatement of 1996 and 1997 (Note 34.b.)	(96,000)	(96,000)	(96,016)
Pension and other post-retirement benefits (Note 35.b.)
SFAS No. 87 pension adjustment	54	7,776	29,959
SFAS No. 106 adjustment	(28,356)	(28,306)	(23,557)
Reversal of goodwill amortization and impairment charge (Note 34.l.)	—	20,298	40,585
Reversal of provision for voluntary dismissal program (Note 34.p.)	—	(20,000)	20,000
Other	1,867	(1,023)	626

U.S. GAAP operating income	363,456	579,635	531,597

Reconciliation of net revenue and cost of services under BR GAAP to net revenue and cost of services under U.S. GAAP (1)-
Net revenue under BR GAAP	7,044,204	7,012,085	7,371,630
Installation revenues (Note 34.m.)	961	2,675	5,222

Net revenue under U.S. GAAP	7,045,165	7,014,760	7,376,852

Cost of services under BR GAAP	(4,676,769)	(4,685,259)	(5,000,987)
Installation revenues (Note 34.m.)	(961)	(2,675)	(5,222)

Cost of services under U.S. GAAP	(4,677,730)	(4,687,934)	(5,006,209)

Total assets – under U.S. GAAP	11,947,187	13,376,467	13,798,168

Property, plant and equipment – under U.S. GAAP	16,620,737	16,011,284	14,674,794
Accumulated depreciation – under U.S. GAAP	(9,512,598)	(8,372,728)	(6,351,876)

Net property, plant and equipment – under U.S. GAAP	7,108,139	7,638,556	8,322,918

(1)	Under BR GAAP, value added and other sales taxes are recorded as a deduction to revenues. In the Company’s previously issued financial statements, the Company recorded these taxes as costs of services under U.S. GAAP. During the year ended December 31, 2004, the Company changed the classification of these taxes under U.S. GAAP to be consistent with BR GAAP. The prior periods have been reclassified for this change in accounting policy. This reclassification had no impact on net income (loss) nor shareholders’ equity for all periods presented. The change in accounting policy was made to align U.S. GAAP with BR GAAP since management believes that the Company acts as an agent for the government with regards to the collection of these taxes. Additionally, the Company believes that this presentation allows for better comparability with other Brazilian companies. The taxes previously included in costs of services, resulting in an increase in net revenues under U.S. GAAP for the years ended December 31, 2003 and 2002 amounted to R$2,102,908 and R$2,110,794, respectively.

s.2	Dividends

Under the Company’s bylaws, the Company is required to distribute an aggregate amount equal to at least 25% of the Company’s adjusted net income of each fiscal year as a minimum mandatory dividend. For more information regarding dividends paid to the Company’s shareholders, see Notes 28.d and 28.f.

The Company may refrain from paying the mandatory minimum dividend for a given fiscal year only if the managing bodies of the corporation (i.e., the board of directors and the board of executive officers (diretoria)) report to the annual general shareholders meeting that payment of the mandatory dividend would be “incompatible with the corporation’s financial situation.”

Under BR GAAP, the minimum mandatory dividend must be recognized in the year in which the related income is earned.

In 2003 and 2002, the Company’s accounting policy under U.S. GAAP was to recognize dividends in the period in which the dividends were approved by the Company’s shareholders because the Company believed that the minimum mandatory dividend did not become a liability for U.S. GAAP purposes until that point. Following this policy, in the U.S. GAAP reconciliation of shareholders’ equity for 2003, the Company reversed R$87 million in dividends that were recognized in 2003 under BR GAAP.

In 2004, the Company changed its accounting policy under U.S. GAAP to recognize the minimum mandatory dividend in the year in which the distributable profits were earned. The Company believed that because of the limited discretion of shareholders to veto payment the dividend was more properly treated as a liability as of the end of the year in which the distributable profits were earned.

The following table sets forth shareholders’ equity under U.S. GAAP if the Company had applied in 2003 the same accounting policy that it applied in 2004:

	2004	2003
Shareholders’ equity as reported	5,228,333	5,533,033
Shareholders’ equity applying new policy	5,228,333	5,446,213

t.	Statements of changes in total shareholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002

Total
Balances as of January 1, 2002	5,824,337
Loss under U.S. GAAP	(686,578)

Balances as of December 31, 2002	5,137,759
Net income under U.S.GAAP	395,274

Balances as of December 31, 2003	5,533,033
Net loss under U.S. GAAP	(217,880)
Dividends	(86,820)

Balances as of December 31, 2004	5,228,333

35.	Additional Disclosures Required by U.S. GAAP

a.	Defined contribution plan

	2004	2003
Beginning balance – unfunded liability (*)	154,429	189,098
Plus – adjustments for percentage yield on plan assets	90,450	33,924
Plus – debt surplus – January to April 2003 – Voluntary Dismissal Program	—	15,413
Monetary restatement of debt surplus – January to April 2003 – PDI	270	—
Payment of debt surplus – January to April 2003 – PDI	(15,683)	—
Less – payments during the year	(55,380)	(84,006)

Ending balance	174,086	154,429

Total expense
Matching contribution plus risk benefits	20,481	19,379

Total	20,481	19,379

(*)	The unfunded liability of R$154,429 as of January 1, 2004 (R$189,098 as of January 1, 2003) represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being amortized over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

b.	Pension and post-retirement benefits

Following are the disclosures required pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, and SFAS No. 132R, it requires additional disclosure to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans.

Pension benefits

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	1,006,720	894,115
Service cost	115	80
Interest cost	109,270	96,934
Plan participants’ contributions	24	140
Actuarial loss	71,946	52,857
Benefits paid	(89,031)	(82,708)
Assumptions	—	45,302

Benefit obligation at end of year	1,099,044	1,006,720

Change in plan assets
Fair value of plan assets at beginning of year	1,012,658	956,116
Actual return on plan assets	252,789	138,918
Employer contributions	65	192
Plan participants’ contributions	24	140
Benefits paid	(89,031)	(82,708)

Fair value of plan assets at end of year	1,176,505	1,012,658

Funded status	77,461	5,938
Unrecognized net transition obligation	2,221	2,915
Unrecognized net actuarial (gain)	(125,640)	(54,865)

Accrued benefit cost	(45,958)	(46,012)

	2004	2003	2002
Components of net periodic benefit cost
Service cost	139	220	292
Interest cost	109,270	96,934	80,350
Expected return on plan assets	(109,960)	(103,971)	(108,303)
Amortization of net transition obligation	693	693	693
Recognized net actuarial gain	—	(1,246)	(2,384)
Expected employee contribution	(131)	(214)	(274)
Actual Company’s contributions during the year	(65)	(192)	(333)

Net periodic benefit income	(54)	(7,776)	(29,959)

	2004	2003	2002
Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%
Rate of compensation increase	0.00%	0.00%	0.00%

The above rates are calculated over inflation as measured by the Fiscal Reference Unit (Ufir) through December 31, 1995 and the IGP-DI thereafter.

Other post-retirement benefits

	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	293,582	278,606
Service cost	20	118
Interest cost	32,588	30,960
Actuarial loss	54,563	(6,183)
Benefits paid	(11,357)	(8,594)
Administrative expenses	(1,170)	(1,325)

Benefit obligation at end of year	368,226	293,582

Change in plan assets
Fair value of plan assets at beginning of year	61,863	58,103
Actual return on plan assets	9,100	13,655
Administrative expenses	(1,170)	(1,325)
Employer contributions	8	25
Benefits paid	(11,357)	(8,594)

Fair value of plan assets at end of year	58,444	61,864

Funded status	(309,782)	(231,718)
Unrecognized net actuarial loss	123,460	73,752

Accrued benefit cost	(186,322)	(157,966)
Reversal of amount recorded under BR GAAP	265,020	238,816

Effect on shareholders’ equity	78,698	80,850

	2004	2003	2002
Components of net periodic benefit cost
Service cost	20	118	139
Interest cost	32,588	30,960	27,433
Expected return on plan assets	(6,405)	(6,045)	(7,139)
Recognized net actuarial loss	2,161	3,298	3,168
Actual Company’s contributions during the year	(8)	(25)	(44)

Net periodic benefit cost	28,356	28,306	23,557

Reversal of amount recorded under BR GAAP	(26,207)	(24,959)	(20,433)
Effect on U.S. GAAP net income	2,149	3,347	3,124

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%

There was no unrecognized liability at transition.

Medical assistance cost trend rates of increase were projected at annual rates excluding inflation ranging from 4.00% in 2004 to 2.7% in 2046. The effect of a one percent annual increase/decrease in the assumed medical assistance cost trend rates would increase/decrease the accumulated post-retirement benefit obligation at December 31, 2004 by R$56,964/R$45,959 (December 2003 by R$45,623/R$36,646) and the aggregate of service and interest cost components by R$6,443/R$5,197 (December 2003 by R$5,160/R$4,145).

The funded status of the pension and post-retirement plans under Brazilian and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

Plan assets

Pension and other post-retirement benefits totaled R$1,234,947 and R$1,074,521 at December 31, 2004 and 2003. The TELOS fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of TELOS are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2004 and 2003 as follows:

2004	Defined benefit plan		Defined contribution plan		Medical plan		Total
Fixed Income	917.8	78%	740.3	96%	57.8	99%	1,715.9	86%
Stocks	164.7	14%	—	0%	—	0%	164.7	8%
Real State	82.3	7%	—	0%	—	0%	82.3	4%
Beneficiary Loans	11.7	1%	32.4	4%	0.6	1%	44.7	2%
TOTAL	1,176.5	100%	772.7	100%	58.4	100%	2,007.6	100%

2003	Defined benefit plan		Defined contribution plan		Medical plan		Total
Fixed Income	788.2	78%	560.5	95%	61.9	100%	1,410.6	85%
Stocks	132.6	13%	—	0%	—	0%	133.1	8%
Real State	77.6	8%	—	0%	—	0%	77.9	5%
Beneficiary Loans	14.3	1%	26.5	5%	—	0%	40.7	2%
TOTAL	1,012.7	100%	587.0	100%	61.9	100%	1,662.3	100%

TELOS has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefits payments-

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan	Medical Plan	Total per annum
2005	94,170	15,272	109,442
2006	97,882	16,905	114,787
2007	101,634	18,699	120,333
2008	105,413	20,662	126,075
2009	109,371	22,788	132,159
2010 to 2014	605,665	152,175	758,380

c.	Concentrations of risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 30% of Embratel’s employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter and 18.0% of the employees of Star One are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro.

The Company’s relationship with its employees and unions is generally good. Embratel has not experienced a work stoppage that had a material effect on their operations for many years.

Except for labor agreements with BrasilCenter employees in Ribeirão Preto, Juiz de Fora and Rio de Janeiro, labor agreements with our employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the two-year labor agreements, however, are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter and Embratel are effective.

d.	Recently issued accounting pronouncements

In December 2003, the FASB issued a revised FIN 46 (FIN 46R) that replaced the original interpretation and codified proposed modifications and other decisions previously issued through certain FASB Staff Positions including the deferral of the effective date of applying FIN 46R to certain variable interests created before February 1, 2003. FIN 46R is effective March 31, 2004 for such arrangements. The adoption on FIN46R did not have any significant impact on the Company’s financial position, cash flows or results of operations.

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

On March 31, 2004, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has the right to participate in the earnings of the company, and an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. This consensus is not applied for the Company, since it has only common shares.

On December 12, 2004 The FASB issued SFAS No. 153 “Statement of Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It becomes effective for financial statements for fiscal periods beginning after June 15, 2005. The Company believes that the adoption of this FASB will not have impact on its financial position, results of operations or cash flows.

On December 12, 2004, The FASB issued a revised SFAS No. 123 “Statement of Accounting for Stock-Based Compensation” (SFAS 123R). This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. It requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. It becomes effective for public entities (excluding small business issuers) no later than the first fiscal year beginning after June 15, 2005. The Company expects the effects of adopting SFAS 123R to be similar of the effects disclosed in Note 34.k.

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

The Company has two reportable segments, the Telecommunications segment and Space segment. The Telecommunications segment is comprised of local, domestic and international long-distance, data communication and other services. The Space segment is represented by the Company’s satellite operations and provides transponders for radio communication services such as (i) network services, (ii) end-to-end telecommunications services, and (iii) transmission of radio and television broadcasting. The Company’s chief operating decision-maker evaluates performance of the segments based on revenues and operating income.

Information presented to management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with BR GAAP.

	2004
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	10,984,390	1,053,099	(819,974)	11,217,515

	2003
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	12,522,711	956,326	(806,289)	12,672,748

	2004
	Telecommunications segment	Space segment	Consolidated
Property, plant and equipment, net	6,083,634	468,946	6,552,580

	2003
	Telecommunications segment	Space segment	Consolidated
Property, plant and equipment, net	6,697,206	440,828	7,138,034

	2004
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	6,839,048	404,779	(199,623)	7,044,204
Cost of services	(4,724,502)	(154,466)	202,199	(4,676,769)
Gross profit	2,114,546	250,313	2,576	2,367,435
Operating income (expenses)	(1,959,104)	(53,622)	(2,576)	(2,015,302)
Operating income	155,442	196,691	—	352,133

	2003
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	6,815,441	378,520	(181,876)	7,012,085
Cost of services	(4,697,314)	(171,743)	183,798	(4,685,259)
Gross profit	2,118,127	206,777	1,922	2,326,826
Operating income (expenses)	(1,643,012)	(45,678)	3,495	(1,685,195)

Operating income	475,115	161,099	5,417	641,631

	2002
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	7,181,027	347,259	(156,656)	7,371,630
Cost of services	(4,926,008)	(230,750)	155,771	(5,000,987)

Gross profit	2,255,019	116,509	(885)	2,370,643
Operating income (expenses)	(2,003,464)	(58,136)	5,289	(2,056,311)

Operating income	251,555	58,373	4,404	314,332

(*)	Eliminations refer basically to inter-segment transactions and balances eliminated on consolidation.

Capital expenditures made by subsidiaries from the telecommunications segment and the space segment amounted to R$439,467 and R$128,533 respectively, for the year ended December 31, 2004 (R$362,971 and R$125,877, respectively, for the year ended December 31, 2003).

f.	Statements of cash flows

The following statements of cash flows are prepared using the BR GAAP reported figures, including the classification of cash and cash equivalents as determined under BR GAAP. Other than the classification of cash and cash equivalents, the following statements of cash flows comply with the classification requirements of SFAS No. 95, “Statement of Cash Flows”:

	2004	2003	2002
Cash flow from operating activities-
Net income (loss)	(185,071)	233,715	(634,481)
Adjustment to reconcile net income to cash provided by operating activities-
Depreciation and amortization	1,104,431	1,124,981	1,115,727
Exchange and monetary gains/losses	531	(281,509)	1,250,991
Minority interest	39,502	36,497	16,398
Net loss on permanent assets disposal	108,592	26,545	11,653
Goodwill write-off	—	101,489	—
Reversal of provision for investment losses	—	(10,000)	—
Increase (decrease) in allowance for doubtful accounts	177,089	(63,792)	538,416
Effect of capital increase completed by Star One	(5,395)	(5,425)	(5,425)
Decrease (increase) in trade accounts receivable	52,109	57,825	(200,134)
Decrease (increase) in deferred and recoverable taxes	(88,311)	6,115	(526,147)
(Increase) in other accounts receivables	(191,556)	(15,212)	(59,070)
Decrease (increase) in legal deposits	172,761	(111,734)	71,779
Increase (decrease) in payroll and related accruals	(16,730)	(38,813)	18,873
Increase (decrease) in accounts payable and accrued expenses	(409,413)	18,201	111,490
Increase (decrease) in provision for contingencies	401,781	(3,350)	19,805
Increase (decrease) in other current liabilities	(162,125)	(121,351)	134,289
Increase (decrease) in income tax and other taxes	92,761	90,920	(371,956)
Increase (decrease) in deferred income	9,256	(13,815)	(10,149)
Increase (decrease) in pension plan liability	45,861	(9,710)	(14,997)
Increase (decrease) in other non-current assets and liabilities	(51,539)	14,708	26,480

	1,094,534	1,036,285	1,493,542

Cash flow from investing activities-
Acquisition of CT Torres, net of cash acquired	(130,169)	—	—
Additions to investments	—	—	(98)
Additions to property, plant and equipment	(587,809)	(488,068)	(1,034,700)
Deferred assets		(1,143)	—
Proceeds from sale of interest in subsidiary	43,973	248,157	—

	(674,005)	(241,054)	(1,034,798)

Cash flow from financing activities-
Loans repaid	(2,827,114)	(2,003,377)	(1,520,818)
New loans obtained	1,815,224	1,893,258	1,297,620
Swap/hedge settlement	(129,632)	132,888	—
Dividends paid	(119,214)	(30,800)	—

	(1,260,736)	(8,031)	(223,198)

Increase/(decrease) in cash and cash equivalents	(840,207)	787,200	235,546
Cash and cash equivalents at the beginning of the year	1,654,014	866,814	631,268

Cash and cash equivalents at the end of year	813,807	1,654,014	866,814

	2004	2003	2002
Supplemental disclosure of cash paid for-
Income and social contribution tax paid	40,881	37,227	6,412
Interest paid	435,939	439,790	236,191

The reconciliation of cash flows from operating activities under BR GAAP to the amounts under U.S. GAAP is as follows:

	2004	2003 (Restated)	2002 (Restated)
Cash flows from operating activities under BR GAAP	1,094,534	1,036,285	1,493,542
Decrease (increase) in debt security trading investments under U.S. GAAP	187,527	(585,406)	(22,011)

Cash flows from operating activities under U.S. GAAP	1,282,061	450,879	1,471,531

The reconciliation of cash and cash equivalents recorded under BR GAAP to the amounts recorded under U.S. GAAP is as follows:

	2004	2003 (Restated)	2002 (Restated)
Cash and cash equivalents at the end of year under BR GAAP	813,807	1,654,014	866,814
Debt security trading investments under U.S. GAAP	419,890	607,417	22,011

Cash and cash equivalents at the end of year under U.S. GAAP	393,917	1,046,597	844,803

g.	Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2004		2003
	Software licenses	Rights of way and other	Software licenses	Rights of way and other
Gross	640,367	364,958	505,934	360,199
Accumulated amortization	(319,492)	(198,518)	(214,859)	(167,680)

Net	320,875	166,440	291,075	192,519

Amortization expense	104,634	30,839	87,277	33,069

Amortization period (years)	5	*	5	*

(*)	Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2005	127,643
2006	116,150
2007	85,405
2008	55,733
2009	28,509

As described in Note 22.d, Embratel finalized the renegotiation of a portion of its long-term debt with certain banking institutions. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the exchange of debt instruments with substantially different terms is considered a debt extinguishment for accounting purposes, resulting in the recognition by the debtor of gain or loss on extinguishment. Embratel has determined that certain of the renegotiated debt agreements qualify for extinguishment treatment under EITF No. 96-19. The effect of accounting for the extinguishment is immaterial for the year ended December 31, 2004 and 2003. Under BR GAAP, the renegotiation of debt is accounted for on a prospective basis and consequently, no gain or loss on extinguishment is recorded.

36.	Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2003, management determined that certain investments included in private investment funds that were previously classified as cash equivalents should have been classified as trading securities in accordance with FASB Statement No.115 “Accounting for Certain Investments in Debt and Equity Securities” under U.S. GAAP, since a portion of these Funds’ underlying investments are acquired and held with the intention of selling in the near term. Cash flows from operating activities in Note 35.f have been restated to correct this classification. These reclassifications had no impact on shareholders’ equity nor net income for the periods presented. Under U.S. GAAP, the summary of the effects of these restatements is as follows:

	2003		2002
	Previously reported	Restated	Previously reported	Restated
Net cash from operating activities	1,036,285	450,879	1,493,542	1,471,531
Increase/(decrease) in cash and cash equivalents	787,200	201,794	235,546	213,535
Cash and cash equivalents at the beginning of the year	866,814	844,803	631,268	631,268
Cash and cash equivalents at the end of year	1,654,014	1,046,597	866,814	844,803