Form 20-F
period 2005-12-31
EMBRATEL PARTICIPACOES SA
filed 2006-07-14
CIK 1066117

As filed with the Securities and Exchange Commission on July 14, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

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

Common shares, without par value	512,480,331,944

Preferred shares, without par value	476,278,322,363

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Age of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer:    ☐            Accelerated Filer:    ☒            Non-accelerated filer:    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

EXPLANATORY NOTE

We announced on June 30, 2006 that we were delayed in preparing and filing this Form 20-F because we required additional time to complete a restatement of our U.S. GAAP financial information. As described below under “Presentation of Financial Information,” we have restated in this Form 20-F the U.S. GAAP financial information for 2004 and prior periods.

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Practices Adopted in Brazil and U.S. GAAP

We prepare our consolidated financial statements in accordance with the accounting practices adopted in Brazil, which differ in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 33 to our audited consolidated financial statements for a summary of the differences between the accounting practices adopted in Brazil and U.S. GAAP, a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2004 and 2005 and net income (loss) for the three years ended December 31, 2003, 2004 and 2005.

The accounting practices adopted in Brazil are considered to be a comprehensive basis of accounting principles, and are used as the primary basis of accounting in Brazil for all legal purposes, including determining income taxes and calculating mandatory minimum dividends. The accounting practices adopted in Brazil do not allow for price-level accounting for periods after December 31, 1995. Under U.S. GAAP, inflation accounting continued until July 1, 1997, when Brazil was no longer considered to be a highly inflationary economy for U.S. GAAP purposes. The amortization of the restatement of fixed assets, which resulted from inflation accounting applied in 1996 and 1997, is recognized in the reconciliation to U.S. GAAP, net of related deferred tax.

As described in Note 33 to our audited consolidated financial statements, the reconciliation to U.S. GAAP as of December 31, 2004 and for each of the two years ended December 31, 2004 has been restated to correct an error with respect to calculating capitalized interest on assets under construction in accordance with U.S. GAAP. The effect of the restatement is mainly to increase depreciation in each year, which resulted in a reduction in shareholders’ equity under U.S. GAAP of R$102.9 million as of December 31, 2004 and a reduction in net income under U.S. GAAP of R$31.8 million and R$16.1 million for the years ended December 31, 2003 and 2004, respectively. We have also restated the U.S. GAAP financial information below for earlier dates and periods. The restatement does not affect our financial statements prepared in accordance with the accounting practices adopted in Brazil.

Minority Interests

The portion of Embratel’s and Star One’s equity and net income (loss) attributable to shareholders other than Embratel Holdings is reflected as “minority interests” in our audited consolidated financial statements. At December 31, 2005, those minority shareholders owned 1.0% of the share capital of Embratel and 20.0% of the share capital of Star One. Institutional shareholders, including pension funds, hold a substantial portion of the minority interests in Embratel. These shareholders obtained their interests in Embratel in auctions held in April 1988, December 1991 and February 1997. SES Global S.A., a company based in Luxembourg, owns the entire minority interest in Star One, which it acquired upon the spin off of Star One from Embratel in November 2000.

Other Information

In this report on Form 20-F, except where otherwise specified or the context otherwise requires:

•	“We,” “us,” or “our” refers to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries.

•	“Embratel Participações” or “Embratel Holdings” refers solely to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries.

•	“Embratel” refers to Empresa Brasileira de Telecomunicações S.A.—Embratel and its consolidated subsidiaries.

•	“Anatel” refers to Agência Nacional de Telecomunicações, the Brazilian federal telecommunications regulator.

•	“CVM” refers to the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

•	“Net” refers to Net Serviços de Comunicação S.A.

•	“PrimeSys” refers to PrimeSys Soluções Empresariais S.A.

•	“Real,” “reais” or “R$” refers to the lawful currency of Brazil.

•	“Star One” refers to Star One S.A., the satellite subsidiary of Embratel.

•	“Telebrás” refers to Telecomunicações Brasileiras S.A.—Telebrás.

•	“Telmex” refers to Teléfonos de México, S.A. de C.V.

•	“Telmex do Brasil” refers to Telmex do Brasil, Ltda.

•	“U.S. dollar” or “US$” refers to the lawful currency of the United States.

•	“Vésper” refers to Vésper São Paulo S.A. and Vésper S.A. and their consolidated subsidiaries.

Certain other terms are defined the first time that they are used in this annual report.

Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Our representatives and we may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “targets” and other similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Those statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the escalation of competition in the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	the overall performance of the Brazilian economy;

•	the exchange rates between Brazilian and foreign currencies;

•	the future impact of regulation;

•	the declaration or payment of dividends;

•	other factors or trends affecting our financial condition or results of operations;

•	the factors discussed in “Part I—Item 3. Key Information—Risk Factors;” and

•	other statements contained in this annual report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified in “Part I—Item 3. Key Information—Risk Factors.” Our forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect new information or future developments.

You should not place undue reliance on forward-looking statements contained in this annual report. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The information in this section should be read in conjunction with our consolidated financial statements, and the notes thereto, included elsewhere in this annual report. Those consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil, which differ in certain respects from U.S. GAAP. See Note 33 to our audited consolidated financial statements for a discussion of these differences.

The data in this section as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2005 have been derived from our audited consolidated financial statements, which appear elsewhere in this document. The selected financial data as of December 31, 2001, 2002 and 2003, and for each of the two years ended December 31, 2002 have been derived from our audited consolidated financial statements, which do not appear elsewhere in this document. The information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and notes thereto and “Item 5. Operating and Financial Review and Prospects.”

As described in Note 33 to our audited consolidated financial statements, the reconciliation to U.S. GAAP as of December 31, 2004 and for each of the two years ended December 31, 2004 has been restated to correct an error with respect to calculating capitalized interest on assets under construction in accordance with U.S. GAAP. The effect of the restatement is mainly to increase depreciation in each year, which resulted in a reduction in shareholders’ equity under U.S. GAAP of R$102.9 million as of December 31, 2004 and a reduction in net income under U.S. GAAP of R$31.8 million and R$16.1 million for the years ended December 31, 2003 and 2004, respectively. We have also restated the U.S. GAAP financial information below for earlier dates and periods. The restatement does not affect our financial statements prepared in accordance with the accounting practices adopted in Brazil.

	Year Ended December 31,
	2001		2002		2003		2004		2005
	(in millions of reais, except share data)
STATEMENT OF OPERATIONS DATA
Accounting practices adopted in Brazil
Net operating revenue(1)	R$	7,735	R$	7,372	R$	7,043	R$	7,333	R$	7,565
Cost of services and goods sold(1)(2)		(5,229)		(5,001)		(4,755)		(5,042)		(5,017)

Gross profit		2,506		2,371		2,288		2,291		2,548
Operating income (expenses):
Selling expenses		(1,579)		(1,095)		(789)		(900)		(874)
General and administrative expenses(3)(6)		(920)		(995)		(944)		(1,060)		(966)
Other operating income (expenses), net		(3)		31		75		(103)		(104)

Equity pick-up and provision for losses on subsidiaries’ investments		—		—		—		—		40
Operating income before financial income (expense)		4		312		630		228		644
Financial income		192		519		140		521		178
Financial expense(6)		(890)		(2,071)		(300)		(1,140)		(402)

Operating income (loss)		(694)		(1,240)		470		(391)		420
Extraordinary non-operating income – ILL(4)		—		198		—		107		—
Non-operating income (expense)		(76)		11		(70)		(43)		21

Income (loss) before income taxes and minority interest		(770)		(1,031)		400		(327)		441
Income tax and social contribution benefit (expense)		222		414		(137)		25		(222)

Income (loss) before minority interest		(548)		(617)		263		(302)		219
Minority interest(5)		(6)		(9)		(39)		(37)		(45)

Net income (loss)	R$	(554)	R$	(626)	R$	224	R$	(339)	R$	174

Net income (loss) per thousand shares outstanding:
Common shares	R$	(1.66)	R$	(1.88)	R$	0.67	R$	(1.02)	R$	0.18
Preferred shares		(1.66)		(1.88)		0.67		(1.02)		0.18

	Year Ended December 31,
	2001		2002		2003		2004		2005
	(in millions of reais, except share data)
OTHER FINANCIAL INFORMATION
Accounting practices adopted in Brazil
Depreciation and amortization	R$	1,062	R$	1,142	R$	1,153	R$	1,146	R$	1,090
Interest income		92		181		244		271		222
Interest expense and other(7)		(341)		(441)		(510)		(589)		(352)
Monetary and foreign exchange variation, net		(449)		(1,292)		106		(301)		(94)

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions of reais, except share data)
BALANCE SHEET DATA
Accounting practices adopted in Brazil
Cash and cash equivalents	R$	652	R$	887	R$	1,719	R$	832	R$	610
Property, plant and equipment, net		7,849		7,796		7,194		6,573		7,251
Total assets		12,547		12,856		12,992		11,070		12,394
Loans and financing—current portion		1,080		2,566		1,217		2,099		235
Loans and financings—non-current portion		2,648		2,325		3,373		1,331		1,383
Net assets		5,347		4,720		4,875		4,526		7,365
Paid-in capital		2,274		2,274		2,274		2,274		5,075
Quantity of outstanding shares (millions)		332,932		332,629		333,419		332,964		987,716

	Year Ended December 31,
	2001 Restated(11)		2002 Restated(11)		2003 Restated(11)		2004 Restated(11)		2005
	(in millions of reais, except share data)
STATEMENT OF OPERATIONS DATA U.S. GAAP
Net revenues(10)	R$	7,738	R$	7,377	R$	7,046	R$	7,334	R$	7,655
Operating income		(117)		501		506		152		874
Net income (loss)	R$	(545)	R$	(708)	R$	350		(385)		513
Net income (loss) per thousand shares – Basic and diluted:
Common shares	R$	(4.38)	R$	(5.69)	R$	1.05	R$	(2.68)	R$	0.44
Preferred shares(9)		—		—		1.05		—		0.82

	Year Ended December 31,
	2001 Restated(11)		2002 Restated(11)		2003 Restated(11)		2004 Restated(11)		2005
	(in millions of reais, except share data)
Weighted average number of shares outstanding:
Common shares (millions)		124,369		124,369		124,369		143,771		444,042
Preferred shares (millions)		208,562		208,412		208,411		210,030		386,556
Cash dividend paid per thousand shares:
Common shares (in reais)	R$	0.5674		—		—		—		—
Common shares (in U.S. dollars)(8)	US$	0.2446		—		—		—		—
Preferred shares (in reais)	R$	0.5674		—		—	R$	0.4101		—
Preferred shares (in U.S. dollars)(8)	US$	0.2446		—		—	US$	0.1545		—

	As of December 31,
	2001 Restated(11)		2002 Restated(11)		2003 Restated(11)		2004 Restated(11)		2005
	(in millions of reais, except share data)
BALANCE SHEET DATA U.S. GAAP
Cash and cash equivalents	R$	652	R$	862	R$	1,094	R$	398	R$	426
Property, plant and equipment, net		8,371		8,238		7,543		6,953		5,528
Total assets		13,170		13,785		13,543		11,625		12,003
Loans and financing – current portion		1,080		2,975		835		2,012		242
Loans and financing – non-current portion		2,648		2,416		3,712		1,336		1,392
Net assets		5,730		5,022		5,389		4,906		6,941
Paid-in capital		2,274		2,274		2,274		2,274		5,075
Quantity of outstanding shares – weighted average number of shares outstanding (millions)		332,931		332,781		332,780		353,801		830,598

(1)	Beginning in 2003, we began to report international long distance revenues gross of the settlement amounts payable to foreign carriers, which are now recorded in cost of services and goods sold. Previously, these revenues were reported net of settlement. This reclassification was made to align our presentation with recent changes in telecommunications market practices and to facilitate comparability with other companies in our industry. Prior periods have been reclassified for purposes of comparability.

(2)	Cost of services and goods sold is presented in accordance with the accounting practices adopted in Brazil and, accordingly, includes depreciation and amortization charges in addition to interconnection and facilities fees, personnel expenses, third party services and other miscellaneous costs of providing services. See “Item 5. Operating and Financial Review and Prospects.” Through 2004, we recorded fees charged by Anatel as general and administrative expenses. These fees are mainly represented by Fundo de Universalização dos Serviços de Telecomunicações, or FUST and Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, federal social contributions that correspond to 1% and 0.5%, respectively, of the net revenue generated by telecommunications services less interconnection and network usage costs. Telecommunications operators are not allowed to pass on the cost of these contributions to their customers. During 2005, Anatel fees were reclassified from general and administrative expenses to cost of services and goods sold. The amounts of these fees for the fiscal years ended 2004, 2003, 2002 and 2001 were also reclassified for comparability purposes.

(3)	Employees’ profit sharing expense was reallocated beginning in 2002 to general and administrative expense in the statements of income for the period, by us and by our subsidiaries, as determined by the CVM Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003. For comparative purposes, operating income (loss) before financial income (expense), operating income (loss) and income (loss) before income taxes and minority interest for prior periods also reflect such reallocations.

(4)	Extraordinary non-operating income—ILL refers to recognition of a tax credit related to the federal government’s imposition from 1989 to 1992 of a tax on certain profits that had not been distributed. From 1989 through 1992, we paid this tax in accordance with the provisions of tax legislation then in effect. In 1996, the Supremo Tribunal Federal (STF), or the Brazilian Supreme Court, ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. Based on this court decision, we sought a tax credit from the court in 1999 and received the final decision affirming the tax credit in 2002. In 2004, we recognized as extraordinary non-operating income a part of the tax credit that represented the monetary correction of the ILL we paid, following a decision of the Superior Tribunal de Justiça, or the Higher Court of Justice, affirming our right to credit that amount.

(5)	Minority interests represent the portion of net income (loss) attributable to minority shareholders in Embratel and Star One.

(6)	Expenses related to banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax were reallocated beginning in 2003 to financial expense from general and administrative expense in our statements of income (loss). For comparative purposes, each of the prior periods has been restated to reflect this reallocation.

(7)	Other financial expenses include banking and letters of credit, PIS and COFINS levies on financial income and CPMF Tax and totaled R$68 million in 2001, R$95 million in 2002, R$75 million in 2003, R$83 million in 2004 and R$60 million in 2005.

(8)	Calculated using exchange rate of reais per U.S. dollar at period end. See “—Exchange Rates.”

(9)	On March 31, 2004, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. See Note 33 to our audited consolidated financial statements. Each of the prior periods has been restated according to this EITF.

(10)	Under accounting practices adopted in Brazil, value added and other sales taxes are recorded as deduction to revenues. In our previously issued financial statements, we recorded these taxes as costs of services and goods sold under U.S. GAAP. See Note 33.t to our audited consolidated financial statements.

(11)	Subsequent to the issuance of our audited consolidated financial statements for the year ended December 31, 2004, we identified an error with respect to the calculation of capitalized interest on assets under construction in accordance with U.S. GAAP. The reconciliation to U.S. GAAP as of December 31, 2001, 2002, 2003 and 2004 and for each of the four years ended December 31, 2004 has been restated to correct this error. See “Item 5. Operating and Financial Review and Prospects—Reconciliation to U.S. GAAP” and Note 33 to our audited consolidated financial statements.

Exchange Rates

The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “—Risk Factors—Risks related to Brazil.”

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-end	Average for Period(1)	Low	High
Year ended
December 31, 2001	2.320	2.353	1.936	2.801
December 31, 2002	3.533	2.998	2.270	3.955
December 31, 2003	2.889	3.059	2.822	3.662
December 31, 2004	2.654	2.917	2.654	3.205
December 31, 2005	2.341	2.412	2.163	2.762

	Period-end	Low	High
Month ended
January 31, 2006	2.216	2.212	2.346
February 28, 2006	2.136	2.118	2.222
March 31, 2006	2.172	2.107	2.224
April 30, 2006	2.089	2.089	2.154
May 31, 2006	2.301	2.059	2.371
June 30, 2006	2.164	2.164	2.302
July 31, 2006 (through July 11)	2.186	2.165	2.196

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.

Source:	Central Bank of Brazil.

On July 11, 2006, the selling exchange rate was R$2.186 to US$1.00.

Risk Factors

You should consider the following risks as well as the other information set forth in this annual report when evaluating an investment in our company.

Risks related to our business and the Brazilian telecommunications industry

Changes in the Brazilian telecommunications regulatory environment could adversely affect our business.

The adoption of new telecommunications regulations since and in connection with the privatization of Telebrás in 1998, has led to broad changes in the operating, regulatory and competitive environment for Brazilian telecommunications. In particular, the changes have led to introduction of competition in the provision of all telecommunications services. As we have become subject to competition, we have lost market share in domestic and international long distance voice communications, and we may continue to lose market share. We cannot predict the effects of further regulatory changes on our business, financial condition, results of operations or prospects. In reviewing historical information and in evaluating our future financial and operating performance, you should consider carefully the extensive changes in the structure and regulation of our industry.

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

If we are unable to compete effectively, we may experience price reductions, lower revenue, underutilization of our services, reduced operating margins and loss of market share. Some of our competitors in certain markets where we operate have, and some potential competitors may have, competitive advantages including the following:

•	local presence, infrastructure and capillarity;

•	networks directly connected to each home and business;

•	potentially greater financial, technical, marketing and other resources;

•	lower interconnection costs with other networks; and

•	well-established relationships with customers.

We are subject to regulatory limitations on the prices we can charge for our domestic and international long distance services.

Our basic domestic and international long distance tariffs are subject to final approval by Anatel, to which we submit requests for rate adjustments. Our concessions provide for a price cap mechanism to set and adjust rates on an annual basis. We are subject to comprehensive regulations that limit our ability to set tariffs for our services. These regulations may limit our ability to raise prices or may render some kinds of customer traffic unprofitable.

Tariff regulations are subject to challenge in the Brazilian courts, which may result in a loss of profits. We cannot assure you that our financial condition will not be affected by tariff rate challenges in the future.

We are at a disadvantage relative to certain of our competitors that control local access networks.

To complete long distance telephone calls, we typically must pay originating access charges to the local or the mobile telephone service provider of the caller and terminating access charges to the local or the mobile telephone service provider of the recipient of the call. The Brazilian Telecommunications Law and the concessions for local services oblige local service concessionaires to treat all long distance operators on an equal basis. This means that local service concessionaires should charge their own long distance service concessionaire the same interconnection rate charged to competitors like us. In addition, the Brazilian Telecommunications Law prohibits cross-subsidies between local and long distance concessions, so that if a local service concessionaire were to charge its own long distance concessionaire a lower interconnection rate than the one charged to us, it would be engaging in an anti-competitive practice under the law. However, since some companies own both local and long distance concessions, proving discriminatory pricing and cross-subsidies may be difficult and Anatel may not have sufficient means to audit and prove such practices. As a result, while we must pay access charges to the local service concessionaire, a local service concessionaire may allow its own long distance concessionaire to avoid payment of such charges. Although we have demanded and will continue to demand that Brazil’s competitive regulation be fully enforced to prevent local service concessionaires from allowing their long distance concessionaires to sell long distance services below cost, there can be no assurance that we will be successful in achieving such enforcement and we may suffer anti-competitive behavior in certain segments of the long distance market.

As of January 1, 2006, local access and long distance interconnection rates have been capped at a fixed percentage of the rates charged to customers, which may limit the ability of local service concessionaires to engage in the discriminatory pricing practices described above, but we cannot assure you that this measure or similar measures adopted in the future will be effective in counteracting these practices.

Most of our basic voice services are sold on a per call basis. This makes it easier for customers to switch providers, which could lead us to lose business.

Under Brazilian regulations, fixed-line and mobile telephone customers can select their basic domestic and international long distance carrier on a per call basis. Thus, we do not have contracts with most of our customers in our basic domestic and international long distance segment, and those customers can select a different provider at any time. We cannot assure you that our customers will remain loyal to us. If a significant number of our customers were to select another telecommunications service provider, it could have a material adverse impact on our business and financial condition.

If we are unable to successfully combat fraudulent use of our network and successfully manage the collections process, our bad debt expense could increase, which would harm our operating cash flow.

We have experienced high levels of bad debt expense, in part because we are required to provide access to our network to all fixed-line and cellular customers without prior assurance that they are creditworthy users. Brazilian telecommunications regulations allow operators to block fixed-line and cellular users only after the customer fails to pay the amount billed. We have reduced our bad debt expense from 5.0% of net revenues for the year ended December 31, 2004 to 4.8% of net revenues for the year ended December 31, 2005 by implementing a number of measures, including:

•	Review of the bill collection strategies and internal blocking and credit protection procedures;

•	Debt recovery campaigns for bills that are over 90 days past due;

•	Expansion of third-party credit collection efforts;

•	Enhancement of fraud and bad debt prevention activities, adoption of detection and other mechanisms and strategies based on type of customers and associated risks (e.g., new customers are closely monitored for payment track record);

•	Co-billing arrangements with local telephone operators that enable customers to receive their long-distance bill through their local bill;

•	Better monitoring of our operations and agreements concluded with mobile operators; and

•	Continuous use of antifraud systems.

We cannot assure you that these strategies will continue to be effective in combating the fraudulent use of our network or in enabling us to recover unpaid amounts billed for use of our networks, or that efforts that have proved effective in our traditional business will be equally effective in markets such as SMP (personal mobile service) mobile calls and local services. Our level of bad debt expense may increase in the future, which could harm our profitability and operating cash flow.

We are obligated to meet certain quality of service goals and maintain quality of service standards. Failure to meet such obligations can result in sanctions.

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

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete.

The telecommunications industry is in a period of rapid technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology to continue to compete effectively.

If we fail to successfully implement our business plan, it could have a material adverse effect on our business.

Our ability to increase our revenues and maintain our position as a leading provider of advanced telecommunications and Internet services in Brazil will depend in large part on the successful, timely and cost-effective implementation of our business plan.

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

Revenues from international service in part reflect payments under bilateral agreements between us and foreign telecommunications authorities or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. Various factors, including unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing to incoming calls and the levels of settlement prices could affect the amount of net settlement payments from U.S. or other international carriers to us in future years.

We might engage in transactions with our controlling shareholder or other related parties that create potential conflicts of interests.

As of June 19, 2006, Telmex owns 97.33% of our common shares. As a result of Telmex’s majority ownership, Telmex is able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Brazilian law, the payment of dividends and the disposition of assets. We cannot assure you that Telmex will not take actions that are inconsistent with your interests.

We engage in a variety of transactions in the ordinary course of business with Telmex, with subsidiaries of Telmex and with subsidiaries of other companies that may be deemed to be under common control with us, including América Móvil S.A. de C.V., or América Móvil. Our transactions with such related parties may create the potential for conflicts of interest.

We also buy investments from related parties. In October 2005, we acquired Telmex do Brasil and a 37.1% equity interest in Net from Telmex, in consideration for which we issued additional common shares. We may engage in similar transactions with Telmex or other related parties in the future.

We are parties to various legal proceedings.

We are parties to various legal proceedings, some of which involve significant monetary claims for which we have established no reserves. We cannot be certain that these claims will be resolved in our favor. In particular, we are involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by us and social security administrative and civil lawsuits for aggregate claims that are substantial. Because we believe the likelihood of an unfavorable outcome in most of these claims is either remote, or merely possible, as of December 31, 2005, we had recorded only R$646 million in reserves for those disputes for which an unfavorable result is probable. If all or a significant portion of these actions were decided adversely to us, it could have a material adverse impact on our business, financial condition and results of operations. For a detailed discussion of our material legal proceedings, see “Item 8. Financial Information—Legal Proceedings” and Note 24 to our audited consolidated financial statements.

We may not be able to launch our new satellites before the end of the useful life of the existing satellites they are designed to replace.

Our satellite infrastructure consists of four satellites that we actively use in our business. Two of the four satellites, Brasilsat B-1 and B-2, are nearing the end of their contractual lives. In 2001, Star One signed a contract for the construction of a new satellite, the Star One C-1, to replace Brasilsat B-2. We expect that the Star One C-1 will become operational in the first quarter of 2007, but we cannot assure you that the Star One C-1 will be in place before the end of the contractual life of Brasilsat B-2 in April 2007.

In January 2005, Star One signed a contract for the construction of the Star One C-2 to replace Brasilsat B-1, which will reach the end of its contractual life in September 2006. The Star One C-2 is expected to become operational by mid-2007. We have a contingency plan to provide continuous satellite coverage during the period between the end of the contractual life of Brasilsat B-1 and the placing into operation of the Star One C-2. If we are unable to replace Brasilsat B-2 before the end of its contractual life or our contingency plan is ineffective, we may be unable to properly serve our satellite customers and could experience an increase in our costs. For a description of our plan for our satellite infrastructure and the related contingency plan, see “Item 4. Information on the Company—Network and Facilities—Satellite infrastructure.”

Risks related to our existing indebtedness

If we are unable to successfully manage the risks associated with our current levels of debt, our business and financial condition could be adversely affected.

At December 31, 2005, we had R$1,617.7 million of outstanding consolidated indebtedness of which R$1,567.4 million (or 96.9%) was denominated in foreign currencies. After giving effect to swap transactions, the unhedged amount of foreign currency denominated debt represented 63.5% of our indebtedness at December 31, 2005. At December 31, 2005, we had R$235.1 million of consolidated debt maturing in 2006, R$327.4 million in 2007, and R$1,055.2 million thereafter. Our operating cash flow and other sources of funds may not be sufficient to enable us to make the investments forecasted for 2006, which may lead us to incur new indebtedness during 2006.

We are subject to financial covenants and other contractual provisions under our existing indebtedness.

The agreements that govern our debt and the debt of our subsidiaries contain a number of covenants that could adversely impact our business. In particular, the terms of these agreements restrict our ability and the ability of our subsidiaries to grant liens, pledge, sell or dispose of assets and make certain acquisitions, mergers or consolidations.

Furthermore, in accordance with a number of our credit agreements, we are required to maintain certain specified financial ratios, including EBITDA to interest expense and net debt to EBITDA ratios. Compliance with these financial covenants in future periods will depend upon our financial and operating performance, which may be affected by adverse business, market and economic conditions. If we are unable to comply with these covenants or to obtain waivers from our lenders, our debt under our credit agreements and other instruments may be accelerated. See “Item 5. Operating and Financial Review and Prospects.”

Risks related to our preferred shares and our American Depositary Shares, or ADSs

Telmex’s tender offer for our outstanding shares may result in our deregistration as a publicly traded company in Brazil, the delisting of our shares and ADSs, the termination of our ADS program and the termination of our SEC reporting obligations.

On May 8, 2006, Telmex announced that, through a Brazilian subsidiary, it would make a cash tender offer for all of our outstanding publicly held common and preferred shares, including preferred shares represented by ADSs. The commencement of the tender offer is subject to registration by the CVM, which is currently pending, and will be accompanied by the required filings with the SEC.

Telmex also announced that, following completion of the tender offer, if certain conditions are met, Telmex will cause us to terminate the deposit agreement governing our ADSs and delist our ADSs from the New York Stock Exchange, or NYSE. Thereafter, CVM will withdraw our registration as a publicly traded company in Brazil and require the delisting of our common and preferred shares from the São Paulo Stock Exchange. Furthermore, if certain conditions are met, our ADSs and the underlying preferred shares may also become eligible for deregistration under the Securities Exchange Act of 1934, as amended, or the Exchange Act, in which case Telmex will have the ability to cause us to take the steps necessary to complete deregistration. As a result of the completion of the tender offer, our public disclosure obligations in Brazil and in the United States and the market for our ADSs could be limited or eliminated entirely.

Our ADSs generally do not give you voting rights.

Our ADSs represent preferred shares of our company. Under Brazilian law, holders of preferred shares generally do not have the right to vote at our shareholder meetings, except under specific circumstances. See “Item 10. Additional Information—By-laws—Voting Rights” for further information on this subject.

Our preferred shares and ADSs do not entitle you to a fixed dividend.

Under Brazilian corporate law and our by-laws, unless our board of directors, with shareholder approval, decides otherwise, we must pay our shareholders a mandatory distribution equal to 25% of our net income as adjusted for this purpose. Therefore, whether you receive a dividend depends on the amount of the mandatory distribution, if any, and whether our board of directors exercises its discretion (subject to shareholder ratification) to suspend these payments. See “Item 8. Financial Information—Distribution Policy and Dividends” for a more detailed discussion of mandatory distributions.

The protections afforded to minority shareholders in Brazil are different from those in the United States, and may be more difficult to enforce.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, the legal framework with respect to shareholder disputes is less developed under Brazilian law than under U.S. law and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

You might be unable to exercise preemptive rights with respect to our preferred shares.

In the event of a capital increase, which would result in reducing the proportion of capital represented by our preferred shares, our preferred shareholders have preemptive rights to subscribe to preferred shares in proportion to their shareholdings to the extent necessary to prevent dilution of their interest in our company.

ADS holders may not be able to exercise preemptive rights relating to the preferred shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, or the Securities Act, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and therefore, we cannot assure you that any such registration statement will be filed. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by The Bank of New York, as the Depositary of the ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse.

If you exchange ADSs for preferred shares, you risk losing certain foreign currency remittances and Brazilian tax advantages.

The ADSs benefit from the Depositary’s certificate of foreign capital registration, which permits the Depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Resolution 2,689 of the Central Bank of Brazil dated January 26, 2000, which we refer to hereafter as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to our preferred shares. We cannot assure you that the Depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to your investment in the ADSs will not be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10. Additional Information—Taxation—Brazil.”

Holders of ADSs may be subject to Brazilian income tax on gains from dispositions of ADSs.

According to Brazilian Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. If the disposition of assets is interpreted to include a disposition of the ADSs, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs by a non-resident of Brazil to another non-resident of Brazil. Because Brazilian Law No. 10,833 has not yet been the subject of authoritative interpretation, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between non-residents could ultimately prevail in the courts of Brazil.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so and may have an indirect impact on the price at which you can sell your ADSs on the NYSE. The São Paulo Stock Exchange—BOVESPA, the principal Brazilian stock exchange, had a market capitalization of approximately US$482.1 billion as of December 31, 2005 and an average daily trading volume of approximately US$666.6 million for 2005. In comparison, the NYSE had a market capitalization of US$21.2 trillion as of December 31, 2005 and an average daily trading volume of approximately US$56.1 billion for 2005.

There is also significantly greater concentration in the Brazilian securities market. The top ten stocks in terms of trading volume accounted for approximately 51.3% of all shares traded on the São Paulo Stock Exchange in 2005.

Risks related to Brazil

The Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulation involving tariffs and exchange controls, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation and government efforts to combat inflation could harm our business.

In the past, Brazil has experienced extremely high rates of inflation. More recently, Brazil’s rates of inflation were 5.1% in 2005, 6.1% in 2004 and 10.4% in 2003 (as measured by the Índice Nacional de Preços ao Consumidor, or National Consumer Price Index). Inflation, governmental measures to combat inflation and public speculation about possible future developments have in the past had significant negative effects on the Brazilian economy. If Brazil experiences high inflation in the future, our business could suffer. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect our financial condition and results of operations.

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

The Brazilian government may impose temporary restrictions on the conversion of reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

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

Developments in other countries may affect the trading prices of our securities and restrict our access to financing at acceptable rates.

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

Through our subsidiaries, we are one of Brazil’s largest telecommunications services providers, operating domestic and international long distance, data communications and local services. Our company was created on May 22, 1998, as the holding company of Embratel. Embratel was founded on September 16, 1965 and later became the long distance subsidiary of Telebrás. Since Embratel’s privatization in 1998 and the initial opening of the Brazilian telecommunications market to competition in July 1999, we have capitalized on Embratel’s strong brand name, reliable and ubiquitous national network and reputation for quality service to become the telecommunications provider of choice for Brazilian corporate customers and the leading provider of data and Internet services in Brazil. We generated net operating revenues of R$7,565 million, cash flow from operations of R$1,309 million and net income of R$174 million during 2005.

Embratel Holdings is a publicly held stock corporation (sociedade por ações de capital aberto) duly organized under the laws of Brazil. Our principal executive offices are located at Rua Regente Feijó, 166, Sala 1687-B, Rio de Janeiro, RJ-Brazil 20060-060. Our telephone number is (55) 21 21 21 81 82.

Our History and Development

The Brazilian telecommunications industry and regulatory environment have experienced rapid and substantial changes in recent years.

•

Breakup and privatization of Telebrás. Until 1998, all telephone services in Brazil were provided by subsidiaries of Telebrás, the Brazilian government-owned telecommunications provider. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including three holding companies for local and regional operators, eight holding companies for mobile telephone operators and one holding company—Embratel Participações—for the domestic and international long distance operator.

•	Initial concessions. In connection with the breakup and privatization, Brazil was divided into four regions for fixed switch telephony services: Region I (North/East), Region II (South/West), Region III (São Paulo state) and Region IV (all of Brazil). In each of regions I, II and III, a single company was granted concessions to provide local and intra-state and intra-regional long distance services within that region. Embratel was granted concessions to provide all types of domestic long distance and international long distance services in Region IV.

•	“Mirror” license auction. Following the privatization, Anatel auctioned one additional license in each of the three fixed-line concession areas for the provision of local and intra-regional long distance service, as well as one nationwide license for the provision of all types of domestic and international long distance service. These licenses were referred to as “mirror” licenses because they were intended to create a single competitor for each of the local service incumbents and Embratel.

•	Carrier selection for wireline calls. In July 1999, Brazil opened long distance voice services to competition by introducing a mandatory carrier selection code system, known as the PIC code system. The PIC code system requires telephone users to select a long distance carrier when making each long distance call by dialing a 2-digit carrier code. While the three local telephone incumbents and their “mirror” counterparts were not permitted to provide long distance service between the three regions, they were assigned dial codes of their own and were permitted to provide intra-state and intra-regional long distance within their respective regions.

•	Expanded competition. On January 1, 2002, Anatel was authorized to grant an unlimited number of licenses for the provision of any type of telecommunications services. Embratel was granted a nationwide license, upon meeting certain universal service requirements, to provide local telephony on August 16, 2002, and began providing local services at the end of 2002. The three local telephone incumbents, Telefónica (São Paulo state), Telemar (North/East Brazil) and Brasil Telecom (Center/South Brazil), have similarly received, after meeting certain universal service requirements, authorization to provide inter-regional and international long distance services. We now compete against multiple providers for all segments of our domestic and international long distance services.

•	Tariff rate increase. In June 2003, Anatel approved tariff increases using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. On September 11, 2003, the 2a Vara Federal do Distrito Federal, or the 2nd Chapter of the Federal District Court, issued an injunction requiring the tariff increases to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. We and the three regional telecommunications operators adopted tariff rate increases in accordance with this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Superior Tribunal de Justiça, or the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, should be used to calculate the tariff increases in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually.

•	Renewal of the concessions. In June 2003, Anatel established the basic terms for the renewal of the concessions and the Brazilian government issued a decree setting the policy guidelines for the telecommunications sector. We formally notified Anatel of our intention to renew our concession contracts on these terms and conditions in 2003, and signed the new concession contract on December 22, 2005. Our performance relative to the 2005 universal target will be submitted to a public hearing in 2006 and will then be countersigned by Anatel. See “––Regulation of the Brazilian Telecommunications Industry––Concessions and authorizations” for additional information about the terms of the new concessions.

•	Carrier selection for mobile telephone calls. In July 2003, mobile telephone providers in Brazil began giving their customers the ability to use the PIC code to select a long distance carrier when making long distance calls from a mobile telephone. Beginning January 2004, all mobile telephone users were required to dial a PIC code each time they place a long distance call from Brazil.

•	Unbundling. In May 2004, Anatel published an order on regulated line-sharing unbundling that establishes maximum prices for various network elements and time limits within which they must be offered. The order also addresses related matters, such as co-location space requirements. We have initiated negotiations with local carriers to sign unbundling contracts and have signed a provisional contract with one local carrier, which is still in a trial phase.

Business Overview

Our business

We offer a full range of telecommunications services to our customers throughout Brazil. Of our total revenues in 2005, approximately 62% were derived from corporate customers, and the remainder from residential customers. Our principal service offerings include:

•	Long distance services. We generate most of our voice services revenue from domestic and international long distance services. Corporate customers generate the majority of our long distance revenues.

•	Domestic long distance. We provide intra-state, intra-regional and inter-regional long distance services to corporate, residential and cellular customers throughout Brazil. Our domestic long distance services generated R$4,105 million, or 54.3% of our total net operating revenues, in 2005.

•	International long distance. We are the leading provider of international long distance service in Brazil, and operate the largest long distance telecommunications network in Latin America. Our international long distance services accounted for R$653 million, or 8.6% of our total net operating revenues, in 2005.

•	Data communication services. We are the leading provider of data and Internet services in Brazil. Our high-speed, reliable data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Data communication services accounted for R$1,840 million, or 24.3% of our total net operating revenues, in 2005. In the fourth quarter of 2005, our data revenues were enhanced by our acquisition of two companies. We acquired Telmex do Brasil from Telmex in October 2005, and our operating subsidiary, Embratel, acquired PrimeSys, a leading provider of data outsourcing.

•	Local services. We began offering local services in 2002. Our December 2003 acquisition of Vésper, a wireless local loop local telephone and broadband data operator with operations in São Paulo and 16 other Brazilian states, enabled us to further expand and accelerate our rollout of local services. Local services, including revenue from Vésper, accounted for R$680 million, or 9.0%, of our total net operating revenues in 2005.

•	Other services. Through Star One, we are Brazil’s leading provider of satellite services, with applications including broadcasting, broadband data and telephony, using our satellites in orbit. We also provide a variety of other services including text, sound and image transmission and maritime communications. Other services accounted for R$287 million, or 3.8% of our total net operating revenues, in 2005.

•	Equity investment in Net. In October 2005, we acquired a non-controlling interest in Net, the largest cable television operator in Brazil, from Telmex. As of December 31, 2005, Net had approximately

1.5 million connected cable television subscribers and 366.5 thousand subscribers to its high-speed cable modem Internet access service.

Our strategy

We believe that our brand name, reputation for quality service, ownership of Brazil’s only nationwide network and technical capabilities provide us with a strong platform for growth. We will continue to use all available access technologies to create access solutions for reaching our target customers and to develop new service offerings. We will explore selective acquisition opportunities, try to capitalize on the local and broadband data opportunities and analyze ways to expand our last mile access network to broaden our existing services and to develop complementary ones. We will continue to implement strategies that strengthen our capital structure and improve our operating efficiency by controlling costs and expenses, building our own access facilities, making targeted capital expenditures to address new markets and developing new technologies such as Next Generation Network, or NGN, and Voice over Internet Protocol, or VoIP. In 2005, we furthered these strategic objectives through our acquisition of PrimeSys, a specialized data outsourcing provider, Telmex do Brasil, a corporate telecommunications provider, and a 37.1% interest in cable television operator Net.

Telecommunications Segment

Our telecommunications segment consists principally of providing local, domestic and international long distance, Internet and data communication services in Brazil to businesses and consumers.

Domestic long distance services

We are one of Brazil’s major domestic long distance service providers. We provide intra-sectorial, intra-regional and inter-regional long distance services to corporate, residential and cellular customers throughout Brazil. Our domestic long distance services accounted for 57.5% of our total net operating revenues in 2003, 54.7% of our total net operating revenues in 2004 and 54.3% of our total net operating revenues in 2005.

The domestic long distance services that we provide throughout Brazil include the following:

•	Inter-regional long distance. Inter-regional long distance service consists of all calls that originate within one and terminate in another of the three fixed-line regions and all calls that originate in one and terminate in another cellular region. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Concessions and authorizations.”

•	Intra-regional long distance. Intra-regional long distance service consists of all calls that originate in one local calling area within a fixed-line region and terminate in another local calling area within the same fixed-line region. A local calling area is generally equivalent to a municipality, and there are usually several local calling areas within an area code.

•	Intra-sectorial long distance. Intra-sectorial long distance service consists of all calls that originate in one local calling area within a fixed-line sector and terminate in another local calling area within the same fixed-line sector. A fixed-line sector is generally equivalent to a state. We have offered these services since July 1999. Previously, we were restricted to providing inter-state long distance services. See “—Competition” and “—Regulation of the Brazilian Telecommunications Industry—Concessions and authorizations.”

International long distance services

We are one of the major providers of international long distance service in Brazil, and operate the largest long distance telecommunications network in Latin America. We also have ownership interests in several undersea cables between South America and the rest of the world through cable consortia. Our international long distance services generated 12.2% of our total net operating revenues in 2003, 10.5% of our total net operating revenues in 2004, and 8.6% of our total net operating revenues in 2005.

Data communication services

We are Brazil’s leading provider of data and Internet services, with a strong focus on corporate customers. Our high-speed, state-of-the-art data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Our acquisition of PrimeSys, a specialized data outsourcing provider, in November 2005, for which we paid approximately US$100 million, increased our data revenues and further expanded our customer base. Our data communication services include the leasing of high-speed data lines to businesses and to other telecommunications providers, satellite data communication, Internet services, packet-switched data communication, frame relay and message-handling systems. Data communication services accounted for 24.9% of our total net operating revenues in 2003, 23.3% of our total net operating revenues in 2004 and 24.3% of our total net operating revenues in 2005.

We own our microwave and fiber optic data transmission network. We own metropolitan area fiber optic networks in major cities with high access capacity to clients, and we are constantly updating our fiber optic network throughout Brazil to increase the quality of services currently provided. We also use our satellite system to provide additional data communication services.

The three principal customer groups that use our data communication services are financial institutions, governmental entities and large corporations. Financial institutions use our services primarily for banking operations, telecommuting and inter-office communication. Governmental entities use our services primarily for data processing, legal and other databases, and voice, data and image integration. Large corporations use our services primarily for e-mail, data processing, voice, data and image integration, billing and administration.

We also provide wireless broadband Internet access service through a 3G CDMA2000 1xEV-DO network in the São Paulo metropolitan area. Using this service, users can connect to the Internet at speeds of up to 2.4 Mbps, which is faster than digital subscriber line, or DSL, and cable modem services currently offered in Brazil, as well as significantly faster than dial-up and other wireless services. We believe this technology will facilitate a wide range of broadband applications.

Embratel operates a free Internet service provider called Click21. At December 31, 2005, Click21 had approximately 1.5 million subscribers, compared to approximately 996 thousand subscribers at December 31, 2004. Click21 provides us with an easily accessible channel for the marketing and sale of voice services to residential customers and small businesses.

Local services

On August 16, 2002, Anatel granted Embratel an authorization to provide local telephony services in all regions in Brazil. In the fourth quarter of 2002, we began providing local telephony services, and in 2005 we served 330 Brazilian cities, including all major Brazilian metropolitan areas. In 2006, we plan to provide local service to 70 additional cities. Providing local service allows us to supply a complete range of fixed-line services to our customers and enables us to increase our market penetration since we estimate that in Brazil local telephony accounts for approximately 40% of aggregate telecommunications revenues and approximately twice the aggregate revenues derived from long distance telephony. We provide local services to both business and residential customers.

Our December 2003 acquisition of Vésper enabled us to further broaden and accelerate the rollout of our local service offerings. In May 2005, Vésper became a subsidiary of Embratel, and we now operate all local services under Embratel’s local license.

Local services represented a very small portion of our business in 2003. This part of our business expanded in 2004 due to our acquisition of Vésper and the continued rollout of our local service offerings. In 2005, local service revenues represented 9.0% of total net operating revenues.

Other services

In addition to long distance, data communication and local services, we provide other services including text, telex, sound and image transmission and mobile satellite and maritime communications. We also began to provide call center services to related third parties, primarily the Brazilian subsidiaries of América Móvil that operate under the brand name “Claro.” The revenues from these additional services accounted for 3.5% of our total net operating revenues in 2003, 3.2% of our total net operating revenues in 2004 and 3.8% of our total net operating revenues in 2005.

Space Segment

Through Star One, we are Brazil’s leading provider of satellite services. Using our satellites in orbit, we provide a variety of applications, including broadcasting, broadband data and telephony. We formed Star One in November 2000 as a spin off from Embratel to carry out our satellite operations. We own 80.0% of its share capital.

Star One is also a leading provider of satellite transponder capacity in Brazil. This capacity is leased to customers for:

•	network services;

•	up-link trunking; and

•	entertainment broadcasting.

Star One’s principal customers include television broadcasters, cable operators, telecommunications service providers and financial institutions. Star One also provides satellite services to the Brazilian military. A significant amount of our capacity in this segment is leased directly to our telecommunications segment. Our telecommunications segment uses this capacity, together with equipment and software, to provide certain data, voice and other telecommunications services to our customers.

Equity Investment in Net

In October 2005, we acquired a 37.1% equity stake in Net, the largest cable television operator in Brazil, from Telmex, in exchange for which we issued new common shares to Telmex valued at approximately US$349.3 million on the date of transfer (based on the Central Bank of Brazil’s commercial selling rate of 2.2623 for real/U.S. dollar exchanges on that date). As of December 31, 2005, Net had approximately 1.5 million connected cable television subscribers and 366.5 thousand subscribers to its high-speed cable modem Internet access service. Net had total revenues of US$660.7 million and net income of US$56.4 million during 2005.

At December 31, 2005, our equity interest in Net comprised (1) 49% of the voting interests and all of the non-voting interests in GB Empreendimentos e Participações S.A., or GB, a holding company that owns 51% of the voting shares of Net, and (2) 37.4% of the voting and 7.7% of the non-voting shares of Net. Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. own the remaining 51% of the voting shares of GB.

In May and June 2006, we acquired an additional 5.0% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries for R$240.9 million and the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net in a capital increase for R$69.3 million. As a result of our subscription to additional shares of Net in the capital increase, which concluded on June 19, 2006, our total equity stake in Net increased to 43.0%. Under current Brazilian law governing cable operators, we are not permitted to control Net because we are not controlled by Brazilian persons. If Brazilian law changes to allow us to own a controlling interest in Net, we have the right to purchase an additional interest in Net to give us control of 51% of the voting shares of Net, and Net’s controlling shareholders have the right to cause us to purchase such interest.

Rates

Overview

Under the regulatory framework implemented upon the breakup and privatization of Telebrás, telecommunications companies were to be given the ability to set their own tariffs beginning three years after privatization, if there were effective competition in the market. We have filed a request with Anatel for permission to set our own tariffs. Until we receive Anatel’s permission to set our own tariffs, rates for most of our domestic and international long distance switched fixed telephone services will continue to be subject to the final approval of Anatel, to which we submit requests for rate adjustments. Data communications services are not regulated.

On June 2, 1998, when Anatel granted concessions to the former subsidiaries of Telebrás, it established initial price caps based on the April and May 1997 rates. These initial price caps are adjusted on an annual basis under a formula that includes an inflation adjustment mechanism based on the IGP-DI inflation index and on the productivity factor (or K-factor). In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. On September 11, 2003, the 2a Vara Federal do Distrito Federal, or the 2nd Chapter of the Federal District Court, issued an injunction requiring the tariff increase to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. We and the three regional telecommunications operators adopted tariff rate increases based on this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Superior Tribunal de Justiça, or the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, should be used to calculate the increases in tariffs in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually. We implemented this tariff increase incrementally in September and November 2004. We did not increase long distance voice tariffs in 2005.

In 2006, a sectorial price index will replace the IGP-DI inflation index as the mechanism used to determine annual tariff adjustments. The sectorial price index, Índice de Serviços de Telecomunicações-IST, is a basket of other indices collected by the Instituto Brasileiro de Geografia e Estatística, a national statistical bureau, and Fundação Getúlio Vargas, a private Brazilian economic research organization. The principal components of the Índice de Serviços de Telecomunicações-IST are the Índice de Preços ao Consumidor Amplo (Consumer Price Index), with a weight of 46.3%, and the Índice de Preços ao Atacado-Equipamentos (Wholesale Price Index), with a weight of 34.2%, with the remaining portion comprising various price indices of other sectors of the Brazilian economy.

Domestic long distance rates

Rates for domestic long distance calls, including intra-regional long distance and inter-regional long distance, are computed based on the time of day and day of the week when a call is made, the call’s duration, the distance covered and whether special services, such as operator assistance, are used. The rates for domestic long distance calls are established by Anatel and are uniform throughout Brazil. Domestic long distance rates used to be divided into five distance and location categories: 0 to 50 kilometers; 50 to 100 kilometers; 100 to 300 kilometers; over 300 kilometers; and special metropolitan area rates. In 2004, the special metropolitan area rates were eliminated, so there are now only four distance and location categories.

Average domestic long distance rates were increased in June 2001 by 7.76% and in July 2002 by 5.02% using the IGP-DI inflation index and the formula set forth in the concession agreements. In July 2003, Anatel approved a 24.85% rate increase using the IGP-DI inflation index. This tariff rate increase was reversed by several injunctions. As described above, in 2003, we adopted a tariff rate increase calculated using the IPCA inflation index, rather than the IGP-DI inflation index. This resulted in a 12.55% increase in our average long distance rates in 2003. In June 2004, we increased our rates by 3.20%. Following the decision of the Higher Court of Justice discussed above, we increased our rates incrementally by 5.40% in September and by 5.13% in November. The average domestic long distance rate increase in 2004 was 14.48%. In 2005, our marketing strategy was to refrain from increasing domestic long distance rates so we neither requested of Anatel nor implemented tariff increases.

The following table illustrates our basic tariff domestic long distance rates for the periods and times of day indicated.

	As of December 31,
	2001		2002		2003		2004		2005
	(in reais)
Domestic long distance rates:(1)
0 to 50 km	R$	0.48	R$	0.55	R$	0.67	R$	0.76	R$	0.76
50 to 100 km		0.80		0.91		0.93		1.26		1.26
100 to 300 km		1.02		1.02		1.02		1.27		1.27
Over 300 km		1.18		1.18		1.22		1.31		1.31

(1)	Rates for a domestic long distance call, three minutes in duration between the hours of 9 a.m. and 12 p.m. and between 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

While these rates apply to basic plan customers, we have developed a variety of promotional and customer retention programs since 2000 that enable many of our customers to obtain packages that may include lower rates than those set forth in the table above. These promotional and customer retention programs offer discounts from Anatel-approved rates and are designed to increase our market share and promote usage of the “21” carrier selection code.

The majority of our customers for long distance voice services are not “pre-subscribed.” In other words, customers do not register with us as customers before we begin providing services to them. Instead, each time a customer initiates a long distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use our services by dialing the “21” selection code or to use the services of another service provider by dialing a different code.

Our customer retention and discount programs are designed to allow us to build customer loyalty and to improve collections by identifying our customers before we bill them for our services.

International long distance rates

Revenues generated by international long distance services are primarily derived from:

•	charges for international outgoing calls originating in Brazil; and

•	net settlement payments made by other international telecommunications operators for incoming calls carried through our network in Brazil.

International long distance rates charged to customers

Rates charged for outgoing international calls vary depending on the time of day and the day of the week when a call is made, the duration of the call, the country of destination and whether special services, such as operator assistance, are used. Maximum rates for our international long distance service are established by Anatel under the price cap mechanism set forth in our concession. In recent years, we have substantially reduced rates for outgoing international calls, partly due to the periodic application of productivity factors (resulting in a downward adjustment to the price caps established by Anatel in the concessions), the effect of which exceeded inflation, leading to tariff reductions at each annual adjustment, and partly in response to competition. In 2005, rates for outgoing international calls decreased by 7.9%. See “—Competition.”

The following table illustrates our international promotional rates for the periods and times of day indicated.

	As of December 31,
	2001		2002		2003(4)		2004		2005
	(in reais)
International rates:(1)
United States	R$	1.92	R$	1.92	R$	2.22	R$	2.40	R$	2.06
Mercosur(2)		2.67		2.67		3.48		3.48		3.21
Western Europe(3)		2.67		2.67		4.56		4.80		4.42

(1)	Rate for international calls, three minutes in duration between the hours of 8 a.m. and 6 p.m. on weekdays, net of value-added taxes.

(2)	The Mercado Común del Sur (Mercosur) is comprised of Argentina, Brazil, Paraguay and Uruguay.

(3)	Includes France, Germany, Italy, Spain, Switzerland and the United Kingdom.

(4)	From September 12, 2003.

Net settlement payments

Revenues from international long distance services also reflect payments under bilateral agreements between us and foreign telecommunications administrations or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. These agreements set forth the settlement rates of payment from us to foreign carriers for the use of their facilities in connecting international calls originating in Brazil and from foreign carriers to us for the use of our facilities in connecting international calls originating abroad. The settlement rates under these agreements are negotiated with each foreign carrier and are based on foreign currency. They are charged or paid on a net basis. Various factors could affect the amount of net settlement payments from foreign carriers to us in future years. These factors include increases in the proportion of outgoing as opposed to incoming calls, the volume of minutes included in the bilateral agreements, fluctuations of the real versus the currencies involved, changes in market rates and modifications to the tax policies affecting the transfer of payments related to telecommunication payments abroad.

Taxes on telecommunications services

The cost of providing telecommunications services includes a variety of taxes and duties, including the following:

State taxes

The principal tax imposed on telecommunications services is a state-level value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (ICMS). Each Brazilian state imposes its own tax rate on gross revenues from providing telecommunications services, which varies from state to state and averages 26%.

Federal taxes

The other principal taxes collected on gross revenues include two federal social contribution taxes:

•	Programa de Integração Social (PIS). PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services and, for us, are not collected on a value-added basis. At the end of December 2002, the government increased the general rate at which PIS contributions are applied to 1.65% and began to collect PIS on a value-added basis. However, revenues from telecommunications services were expressly excluded from this increase and from the decision to collect PIS on a value-added basis; and

•	Contribuição para Financiamento da Seguridade Social (COFINS). COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services. In February 2004, the government increased the COFINS contribution rate for most other providers of goods and services to 7.6% and began to collect COFINS on a value-added basis. However, revenues from telecommunications services were expressly excluded from the increase and from the decision to collect COFINS on a value-added basis.

Billing and collections

In 2000, we began to bill standard voice services to our end-user customers directly. Previously, the regional fixed-line companies were obligated to provide domestic and international long distance billing and collection services to us at no cost. All other telecommunications and related services provided by us, including toll-free services, were and continue to be billed directly by us.

Our transition to direct billing was accompanied by a sharp increase in bad debt expense. Since 2000, we have taken a number of measures to reduce our bad debt expense, including:

•	Use of call centers. We make proactive use of our call centers in our collection efforts.

•	Collections system. In 2002, we implemented CACS Telecom System, a simple, automated collections system that enables us to combine different collection strategies for different customer profiles. In 2004, we customized the system to facilitate collection from our corporate clients.

•	Anti-fraud system. Since 2001, Embratel has been using the fraud prevention solution FraudView, provided by the Israeli company Ectel. Currently, the system is capable of monitoring 40 million CDRs/day, including all local, domestic and international long distance traffic. This system is capable of performing real-time call monitoring behavior analysis and scenario investigation, using artificial intelligence based on data mining and neural networks. This system enhances the effectiveness of Embratel’s anti-fraud strategies.

•	Use of third-party credit collection firms. We use third-party collection firms to collect overdue charges from our customers.

•	Customer data system. We implemented a new Customer Data System (CDS) in the second quarter of 2003 that allows us to accelerate the processing of the information received from local companies and to reduce and better track errors.

•	Co-billing. In 2002, we implemented new co-billing arrangements with three local operators. In 2005, we had co-billing arrangements with 12 operators, 4 fixed line operators and 8 mobile operators. In 2005, we began testing the implementation of an incoming co-billing service, which would allow us to bill on behalf of other long distance operators for calls that originate on an Embratel VipLine.

•	Line blocking procedures. Beginning in 2002, we implemented new technology to block delinquent fixed lines. At December 31, 2005, we had 737 thousand blocked lines.

•	Methods of payment. Embratel offers customers a variety of payment options, including payment by mail, direct debit, online billing, credit card payment and co-billing arrangements.

Network and Facilities

We have the largest long distance telecommunications network in Latin America, and we use it to provide both national and international connections to thousands of points throughout Brazil. In expanding our network from the full portfolio of available access technologies (radio, satellite, optical fiber and copper) we select the most cost-effective access solutions for reaching potential customers in our target markets. We generally begin to connect clients in new areas using digital microwave transmission systems, which we also refer to as radio access. This enables us to provide services more rapidly than by building a wireline connection to the customer. Once a critical level of demand is reached, we make the necessary investment to deploy copper or fiber access and then reuse the radio receivers to attract customers in other areas. We believe this strategy allows us to reach desirable customers and to provide the capacity and services that they require, while containing our operational and capital costs.

Domestic long distance and metropolitan network

We are the main provider of high-speed data transmission and Internet service in Brazil, with the largest national network of fiber-optic transmission systems. We use a 100% digital switching system for voice and data services, and we use packet-switched data communications in asynchronous transfer mode, or ATM, and frame relay networks for data and Internet services. Due to increasing demand for Internet Protocol, or IP, networks and related services, we are expanding our IP networks in accordance with the specifications and standards required by our corporate customers.

We are expanding our local and long distance telephony networks using New Generation Technology, or NGN, supported by IP networks and VoIP technology. In 2005, we expanded the capacity of our telephony networks in order to be able to carry more local calls and support our continued penetration of local residential and corporate telephony markets. The use of NGN platforms will not only allow us to optimize voice transport but will also offer cost-effective solutions for broadband, data and image transport, resulting in an expanded portfolio of value-added services provided with the same technical equipment.

We have metropolitan digital fiber networks in the main cities in Brazil and we offer direct wireline or wireless connections to businesses in those cities. We are implementing fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. We continue our construction of metropolitan digital fiber optic networks in additional strategic cities with a high concentration of business customers. In 2005, we conducted test projects using Net’s fiber optic network in the main cities in Brazil. We have made the modifications necessary to enable our telephony networks to use Net’s coaxial cable networks to provide telephony services and we launched local telephony services for Net’s broadband customers, jointly with Net, in April 2006.

We use long distance microwave systems in areas where installation of fiber cables is difficult. These long distance microwave links offer alternative routes to the fiber network and have a total range of 16,254 km. As a complement to the long distance microwave and fiber networks, we also use satellites to provide services to remote locations within the country. Our satellite network has nationwide coverage.

Since 2004, we have been using an Ethernet interface to offer data services, which makes it possible for us to serve clients at higher connection speeds, with greater flexibility and at lower cost.

The following table sets forth certain details regarding our domestic long distance and metropolitan network:

	As of December 31,
Network Information	2002	2003	2004	2005
Urban fiber rings (cable kilometers)	2,150	2,200	3,700	3,938
Long distance optical fiber (cable kilometers)	35,800	35,800	35,800	35,905
Range of microwave long distance links (kilometers)	21,000	21,000	16,250	16,254
Long distance trunks	1,504,440	1,582,170	1,601,310	2,986,860	*

*	The data for 2005 includes the trunks of Vésper and Telmex do Brasil.

We also offer local telephony services to our residential customers using the Code Division Multiple Access (CDMA) digital wireless technology. This technology allows an easy and fast activation of a new phone without the need for any installation work or investment in fixed last mile infrastructure. We also provide wireless broadband services in selected areas in the city of São Paulo using CDMA 1xEV-DO technology.

We have licenses to use the 3.5 GHz frequency with nationwide coverage and have built a point-to-multipoint system to provide wireless telephony and data services in this frequency. We can also use this frequency for the implementation of WiMax technology, which we plan to introduce in 2006 with the goal of providing new service options and access cost reductions via wireless broadband transmission to the homes and offices of our customers.

International network

Embratel provides international services primarily through the major international undersea cable systems, which link Brazil with key trading partners around the world. Embratel’s submarine cable network reaches all continents through 24 different cable systems in which we have various ownership interests. We have designed our network of cables to ensure redundancy for areas where we have the heaviest traffic. To complement and diversify our international network, increasing our global service capacity, we lease satellite capacities from international satellite systems in a cost-effective manner. The satellite channels are controlled and monitored through our earth station complex for international services, located in Tanguá (in the state of Rio de Janeiro). We have three international telephony digital switches and international data network platforms (Frame Relay, ATM, IPL and MPLS), with site diversity for network security, each with interconnection to the main international telecom companies to provide voice and data services worldwide. Our International Internet Backbone has 6.9 Gbps of capacity with transmission diversity, providing highly reliable international IP services to our customers.

Satellite infrastructure

We currently own and operate a domestic earth station in Guaratiba, located in the state of Rio de Janeiro. This station, activated in 1985, controls the operations of Brasilsat B-1, B-2, B-3 and B-4 satellites, which cover the entire territory of Brazil and Argentina, Uruguay and Paraguay (B-2 only). We have a back-up satellite earth station in Tanguá, in the state of Rio de Janeiro. Both earth stations are used for satellite operations and control and also for satellite communications. In addition to Guaratiba and Tanguá, the Mosqueiro earth station, located in the north of Brazil, is used to measure the Earth-to-satellite distance, information that is important for the precise calculation of each satellite’s orbit.

The construction of the Star One C-1, contracted by Star One in 2001, is in progress. This satellite is expected to be operational in the first quarter of 2007 and will provide coverage over Brazil, South America and part of Florida. In January 2005, Star One signed an amendment to the Star One C-1 contract to purchase another in-orbit delivery satellite, Star One C-2, which is expected to become operational by mid-2007. The Star One C-2 will provide coverage over Brazil, South America, Mexico, the west coast of the United States and part of Florida. The Star One C-1 will replace Brasilsat B-2, which will be reaching the end of its contractual life in April 2007, and the Star One C-2 will replace Brasilsat satellite B-1, which will be reaching the end of its contractual life in September 2006.

If there is a delay in the launch of the Star One C-1, we will use the extra fuel on Brasilsat B-2 to prolong its life in orbit at least until the end of 2007. Once Brasilsat B-2 has been replaced by the Star One C-1, it will be used as a temporary replacement for the duration of its additional life in orbit to provide coverage in place of Brasilsat B-1 until the Star One C-2 becomes operational. Due to the limited timeframe for the replacement of Brasilsat B-1, we have developed a contingency plan, which provides that in the event the Star One C-2 has not become operational when Brasilsat B-1 reaches the end of its contractual life, either (1) Brasilsat B-2 will be used as a temporary replacement for Brasilsat B-1, if the Star One C-1 has been successfully launched in time, or (2) Brasilsat B-4 will be drifted from its current position to be used as a temporary replacement for Brasilsat B-1 until the Star One C-2 is launched. In order for Brasilsat B-4 to be available as a temporary replacement for Brasilsat B-1, its traffic will be moved to other leased facilities. We have begun to implement our contingency plan, and we expect to begin drifting Brasilsat B-4 from its current position at the end of 2006.

The overall cost of the Star One C-1 is approximately US$278.7 million, US$185.2 million (66.5%) of which is being financed under a credit agreement supported by an export credit agency. The overall cost of the Star One C-2 is about US$190.0 million, US$136.5 million (71.8%) of which is being financed under a credit agreement supported by an export credit agency. The total capital expenditures for these two satellites as of December 31, 2005 were approximately R$601.3 million. See “––Capital Expenditures.”

Competition

Before the reform of the Brazilian telecommunications system, we were the exclusive provider of inter-state and international long distance services in Brazil. The Telebrás companies were the exclusive providers of intra-state and local telephone services. Since 1995, Brazil has adopted broad regulatory changes intended to encourage competition in the telecommunications market. See “—Our History and Development.”

Following the privatization of the Brazilian telecommunications system, Anatel auctioned one additional license in each of the three fixed-line concession areas for the provision of local and intra-regional long distance telephone service, as well as one nationwide license for the provision of all types of domestic and international long distance service. These licenses were referred to as “mirror” licenses because they were intended to create a single competitor for each of the local service incumbents and Embratel.

In July 1999, Brazil opened long distance voice services to competition by introducing a mandatory carrier selection code system, known as the PIC code. The PIC code system requires telephone users to select a long distance carrier when making each long distance call by dialing a two-digit carrier code. While the three local telephone incumbents and their “mirror” counterparts initially were not permitted to provide long distance service between the three regions, they were assigned dial codes of their own and were permitted to provide intra-state and intra-regional long distance within their respective regions.

As of January 1, 2002, Anatel was authorized to grant an unlimited number of licenses for the provision of any type of telecommunications services. Embratel was granted a nationwide license, upon meeting certain universal service requirements, to provide local telephony in August 2002, and began providing local services at the end of 2002. Additionally, during 2002, two of the three local telephone incumbents, Telefonica (serving the São Paulo state) and Telemar (serving North/East Brazil), received, upon meeting similar universal service requirements, authorization to provide inter-regional and international long distance services. In the beginning of 2004, Brasil Telecom (serving Center/South Brazil) received the same licenses. We now compete against multiple providers in all geographic segments of our domestic and international long distance services.

In July 2003, all SMP (personal mobile service) mobile telephone providers in Brazil began giving their customers the ability to use the PIC code to select a long distance carrier when making long distance calls from a mobile telephone. Since January 2004, all mobile telephone users have been required to dial a PIC code each time they place a long distance call from Brazil. These rules do not apply to mobile telephone operators that operate under SMC (cellular mobile service) licenses.

Our principal competitors vary by region and type of service. The following table summarizes our principal competitors by region and type of service.

Competitors
Region	Local	Long Distance
Region I	Telemar, CTBC Telecom	Telemar, Intelig
Region II	Brasil Telecom, Global Village Telecom	Brasil Telecom, Intelig
Region III	Telefonica	Telefonica, Intelig

In addition to competition from our regulated competitors in the table above, we have experienced considerable competition for the provision of international long distance service from companies outside Brazil known as telephone service resellers. Telephone service resellers provide customers with lower international rates by offering international long distance voice services using data protocols in Brazil. Initially, these companies provided services without the required public telephony authorizations from Anatel. However, as licenses became available, several of these companies acquired them and became regulated providers.

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

Article 19 of section XXIX of the Telecommunications Law requires Anatel to submit an annual report of its activities to the Ministry of Communications.

Regulatory agency—Anatel

The Telecommunications Law provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, our primary regulator is Anatel. Anatel is an independent regulatory agency with its own funding and administration. As such, Anatel exists separately from the Ministry of Communications and other agencies of the Brazilian Government, although it maintains a close working relationship with the Ministry of Communications.

Anatel is financed through the Fundo de Fiscalização das Telecomunicações, known as Fistel. Fistel is a fund administered by Anatel, and it is currently the sole source of financing for Anatel’s activities. Fistel receives the proceeds of a tax imposed on service providers and fees charged for concessions, permissions and authorizations.

Anatel has the authority to propose and issue regulations that are legally binding on telecommunications services providers. Any proposed regulation of Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may ultimately be challenged in Brazilian courts.

Concessions and authorizations

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime. The main differences between the public regime and the private regime relate to the obligations imposed on the companies in the public regime, rather than the type of services they offer. Embratel and the three former Telebrás regional companies, known as the Telcos, are the only four companies in the public regime that provide switched fixed telephone services. All other telecommunications companies, including other companies providing the same services as the four public regime companies, operate in the private regime.

Anatel has granted Embratel a domestic long distance concession and an international long distance concession, as well as authorizations to provide local and satellite services. We also have licenses to provide data and Internet services.

Fixed-line services—Public regime

The four service providers in the public regime are the primary providers of the following switched fixed telephone services to the general public: local, intra-regional long distance, inter-regional long distance and international long distance. Each of the four companies, including Embratel, holds concessions, as required by the Telecommunications Law. Each public regime concession is a specific grant of authority that allows the concessionaire to offer a specific type of switched fixed telephone services and imposes certain obligations on the concessionaire concerning network expansion (universal service obligations) and quality and continuity of service.

Embratel’s concessions were renewed on December 22, 2005 and will expire on December 31, 2025.

We view positively the following aspects of the new concession:

•	From 2006, local interconnection rates (tarifa de uso de rede local) are capped at a proportion of the per-minute tariff for local voice services and, from 2008, will be based on a long-run cost model.

•	From 2006, long distance interconnection rates (tarifa de uso de rede interurbana) are capped at a portion of the per minute basic long distance tariff and, from 2008, will be based on a long-run cost model.

•	The new concession agreements include an explicit obligation for all operators to provide co-billing under equal treatment terms. The terms governing co-billing have been established through a public comment process.

•	From April 2006, new regulations guarantee effective accounting separation for each service.

•	The General Plan of Competition, introduced in the new concession and expected to be promulgated by Anatel in 2006, will set forth rules designed to enhance competition in the local fixed switched telephony market.

The initial grant of the concession to Embratel did not require payment of a fee. Beginning January 1, 2006, Embratel is required to pay fees every two years equal to 2% of annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions). This requirement will last throughout the 20-year renewal period.

Fixed-line services—Private regime

After the privatization of the Brazilian telecommunications system, authorizations were granted to new competitors wishing to offer switched fixed telephone services, including local, intra-regional long distance, inter-regional long distance and international long distance services, in the private regime. Providers granted authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as those applicable to concessionaires providing switched fixed telephone services in the public regime. However, individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted and authorizations do not expire.

We provide our local services under an authorization from Anatel. Until May 26, 2005, Vésper operated under its own local service authorization. Since Brazilian law does not permit a company or commonly owned companies to have multiple licenses, it now operates under Embratel’s authorization.

Satellite services

Authorizations are also granted to telecommunications providers wishing to offer satellite services. We operate our satellite business through Star One under an authorization from Anatel for satellites B-1, B-2, B-3 and B-4, which are currently in use. We also have authorizations for satellites Star One C-1 and Star One C-2 which are under construction.

Our authorizations for the satellites B-1, B-2, B-3 and B-4 were renewed for 15-year terms in December 2005. Our authorizations for the satellites C-1 and C-2 were granted in 2003 and have 15-year terms as well.

Obligations of telecommunications companies

Service and quality targets

Since the privatization of the Brazilian telecommunications system, telecommunications providers have been required to meet certain universal service and quality targets. Embratel submitted to Anatel the documentation for the completion of 2005 universal targets, which Anatel is currently reviewing.

The following table sets forth our current universal service and network expansion obligations for 2006 and the new obligations for the period from 2007 to 2025.

	Required for the years
Universal Service, Network Expansion and Modernization	2006	2007 to 2025
Full-Service Public telephone availability(1) in areas with no fixed switched service that are located 30 km from the nearest fixed-line telephone and a population of at least	100	100
Number (estimated) of such localities where availability requirements must be met	1,600	N/A	(2)
Number of state capitals connected by digital transmission system	26	26

(1)	Public telephones available 24 hours per day with domestic and international long distance direct-dial capability.

(2)	Information not yet available.

Telecommunications providers are currently subject to quality targets that are set forth in the original General Plan on Quality and will become subject to the quality targets set forth in the new General Plan on Quality, when it takes effect in 2006. These plans set forth a series of service quality obligations that are incorporated into the concessions. The following table sets forth our main quality of service obligations for the periods indicated, as well as our status (as reported in Anatel’s Contract Management and Control System Database).

	Status as of December 31,	Required for the years
	2005	2006 to 2025
Busy circuit rate during peak periods (domestic)	1.4%	4.0%
Direct-dial call completion rate during peak periods (domestic)	70.2	70.0
Busy circuit rate during peak periods (international, incoming)	2.4	4.0
Direct-dial call completion rate during peak periods (international, incoming)	70.0	70.0
Operator availability	96.2	95.0
Public telephone repair response speed (% within 5 days)	*	92.0

*	Beginning in January 2006, we will be required to repair 92.0% of public telephones in non-urban areas within five days, revised from a target of 98.0% within eight hours. The target will remain 98.0% within eight hours with respect to public telephones in urban areas.

Failure to fulfill our quality of service obligations could lead to the imposition of fines and penalties on us by Anatel.

Each month during the year, there are a variety of external factors that may impede our ability to fulfill our obligations. Because our network connects with those of regional fixed-line operators, regional cellular operators and foreign operators, the quality of service provided by us may also be significantly affected by the quality of the networks on which calls originate or terminate. We have been fined in the past for failure to meet these requirements. See Note 24 to our audited consolidated financial statements for a description of certain litigation regarding fines assessed by Anatel.

Other services

Under the terms of our authorizations, we are required to continue offering telex services until Anatel determines that there is another service that fully replaces telex. We are already in the process of obtaining an approval from Anatel for those replacement services. We have also been required to comply with the terms and conditions of the contracts signed before July 27, 1998—the date the authorization was executed—to give the government preferential access to telex services and to notify the government 60 months in advance in the event we decide to discontinue offering such services.

Interconnection

All telecommunications networks are required to provide interconnection upon request. While the terms and conditions of interconnection are negotiated between the parties, interconnection tariffs are subject to a price cap established by Anatel. Rates below the cap may be freely negotiated between the parties. If a company offers an interconnection tariff below the price cap, it must offer that price to any other party requesting interconnection on a non-discriminatory basis.

Co-location

Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and may connect to the network at this point of presence. Co-location arrangements are currently negotiated directly by the parties. Anatel declared that co-location of network elements and services by operators who provide network elements and services is obligatory according to the regulation currently in place. However, the regulation does not determine which network elements and services are to be co-located or how co-location should occur. For this reason, local network operators have denied Embratel’s requests for co-location. Anatel has declared its intention to revise the regulation to clarify this matter but has not done so to date.

Unbundling

In May 2004, Anatel issued an order establishing rules for unbundling of local telephone networks, which requires the incumbent telecommunications service providers to make their networks available to other providers. This legislation limits the rate we can be charged for partial unbundling to R$15.42, subject to adjustment using the IGP-DI inflation index, which covers the monthly rental fee for one line sharing (pair). Although Anatel has not yet fixed rates for full unbundling, we expect that these rates will be lower than the rates we are currently permitted to charge. The unbundling order also establishes maximum time limits within which services must be provided and addresses related matters such as co-location space requirements.

We have initiated negotiations with local carriers to sign unbundling contracts and have signed a provisional unbundling contract with one carrier, which is still in a trial phase.

Number portability

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Although number portability is mandatory under the new concession contracts, its implementation has not yet begun because the regulation necessary to implement it has not yet been adopted.

Rate Regulation

Price caps

Concessions with the regional fixed-line companies and Embratel provide for a price cap mechanism to set and adjust rates on an annual basis. The price cap mechanism consists of a maximum weighted percentage increase, set by Anatel, by which a basket of basic services, including all of the services in the basic service plan as well as public telephone service and interconnection charges, including network usage fees, may be increased in a given year. The main baskets for us are national and international long distance and long distance interconnection. While the weighted percentage increase for the entire basket may not exceed the percentage set by Anatel, the tariffs for individual cells (combination of distance and time of day) within the basket may be increased at our discretion. We may increase the tariff for any individual cell by up to 5% for long distance services, subject to a downward adjustment for inflation, so long as our adjustments of other prices ensure that the weighted percentage increase falls within the limit mandated by Anatel.

The initial price cap established by Anatel in the concession was based on the previously existing tariffs. The initial price cap is adjusted on an annual basis under a formula contained in the concession. First, the price cap is revised upward to reflect increases in inflation by multiplying the price cap by (1+1(y)), where “y” represents the rate of inflation as measured by the Índice Geral de Preços-Disponibilidade Interna, or IGP-DI, an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price cap by (1-K), where K represents a set productivity factor, known as the K-factor. The new concession granted on December 22, 2005 maintains this price adjustment formula. However, the IGP-DI index has been replaced by a newly created sectorial price index, the Índice de Serviços de Telecomunicações-IST, which is a basket of other indices collected by the Instituto Brasileiro de Geografia e Estatística, a national statistical bureau, and Fundação Getúlio Vargas, including the Índice de Preços ao Consumidor Amplo (Consumer Price Index), with a weight of 46.3%, and the Índice de Preços ao Atacado-Equipamentos (Wholesale Price Index), with a weight of 34.2%.

The K-factor will continue to be applied to the formula reducing the nominal price adjustment, but it is no longer pre-set. The government established the productivity factors to be applied from January 1, 1999 to December 31, 2005. Under the new rule, Anatel will calculate productivity factors for each concessionaire and will derive an average. If the concessionaire’s productivity factor exceeds the sector average, then its own productivity factor will apply. If the concessionaire’s productivity factor is lower than the sector average, the average productivity factor will apply. Since our business profile is different from that of the other concessionaires, its own productivity factor will apply to its rate increases. According to the current legislation, only half of the productivity adjustment will be transferred to the consumer.

During the period from January 1, 2004 to December 31, 2005, our tariffs and those of the regional fixed-line operators were adjusted downward as follows:

K-Factor Annual Productivity Adjustments	2004	2005
Embratel and fixed line companies—domestic long distance	5%	5%
Embratel-international long distance	15	15
Fixed-line companies—local interconnection	20	20
Embratel and fixed-line companies—intra-regional long distance and long distance interconnection	5%	5%

In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. On September 11, 2003, the 2a Vara Federal do Distrito Federal, or the 2nd Chapter of the Federal District Court, issued an injunction requiring the tariff increase to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. We and the three regional telecommunications operators adopted tariff rate increases based on this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Superior Tribunal de Justiça, or the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, should be used to calculate the increases in tariffs in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually.

The Telecommunications Law provides for a free market for tariffs three years after privatization if there is effective competition. Because of the existing competition in the long distance market, we filed, on May 15, 2002, a request with Anatel for freedom of tariffs. Anatel has not yet responded to our request, and we are not certain that Anatel will approve it.

We may also offer alternative plans in addition to the basic service plan. For instance, a customer may wish to choose an alternative plan that allows unlimited calling for a set fee, rather than pay the per-minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval but are not currently subject to the price cap. For information on our current tariffs and service plans, see “—Rates.”

Domestic long distance rates

Direct-dial domestic long distance tariffs under our basic price plan are calculated per 30 seconds for the first 30 seconds (per minute for the first minute until the end of 2005) and per tenth of a minute for every minute thereafter, based on the distance the call must travel, the time at which the call is placed and the day of the week on which the call is placed. Until mid-2004, when the number of distance categories was reduced, there were 20 domestic long distance tariffs, based on combinations of five distance categories and four day/time categories. There are currently 16 domestic long distance tariffs, based on combinations of four distance categories and four day/time categories. For a breakdown of our current domestic long distance tariffs, see “—Rates—Domestic long distance rates.”

International long distance rates

Direct-dial international long distance tariffs under our basic price plan are calculated per 30 seconds for the first 30 seconds (per minute for the first minute until the end of 2005) and per tenth of a minute for every minute thereafter, according to the country of destination, the time of day and the day of the week. For a breakdown of our current international long distance tariffs, see “—Rates—International long distance rates.”

Network usage charges or interconnection rates

Other telecommunications companies that wish to interconnect with and use our network must pay certain fees, including a network usage fee known as the tarifa de uso de rede. The network usage fee is subject to a price cap stipulated by Anatel. The price cap for the network usage fee varies from company to company based on the underlying cost characteristics of each company’s network. The fee is charged on a per distance and/or per minute of use basis that represents an average charge for a basket of network elements and services.

On April 15, 2002, we filed a complaint with Anatel alleging anti-competitive practices by the three local concessionaires seeking a reduction of the interconnection rates. Anatel declared that there was no proof of anti-competitive practices. The Conselho Administrativo de Defesa Econômica (CADE), which is the body responsible for the final adjudication of this matter, did not find evidence of anti-competitive practices.

In 2000 and 2001, we also filed with Anatel complaints against three local concessionaires for anti-competitive practices and sought a reduction in the prices charged for leased lines supplied to other telecommunications operators. On February 27, 2003, CADE issued a preliminary order requiring Telesp to offer the same prices to any other company for the leased lines as it offers to Telefónica Empresas, a subsidiary of Telesp. Anatel issued similar orders to Telemar on August 22, 2003 and to Brasil Telecom on March 27, 2003, requiring the companies to offer the same prices to non-related companies as they offer to companies within their own group. The review of these complaints is currently suspended as a result of an agreement among the local concessionaires to cease engaging in allegedly anti-competitive practices.

Concession renewal

Embratel’s concession was renewed on December 22, 2005 and will expire on December 31, 2025. The renewed concession makes important changes to the calculation of interconnection rates. The tarifa de uso de rede local, or local interconnection rates, are capped at 50% of the local tariff for daytime calls under the basic plan starting January 1, 2006, to be reduced to 40% in 2007. In 2005, Anatel also established a conversion rate of 1.52 minutes per pulse for local calls. Although the obligation of local carriers to convert local tariffs charged to consumers from pulses to minutes was subsequently deferred, this conversion rate was implemented with respect to the interconnection charges billed by local concessionaires to other telecommunications operators. As a result, the local interconnection rates decreased by 25% in January 2006 compared to December 2005. Long distance interconnection rates are capped at 30% of the highest long distance tariff (applicable to distances longer than 300 km) but track the different rates charged to customers under the basic plan depending on the time of day when the call is made. It is probable that, in 2008, Anatel will implement a long-run cost model to determine the local and long-distance interconnection rates. Regardless of the tariffs calculated using the long-run cost model, the local access per-minute charge will remain capped at 40% of the per-minute tariff for local telephone calls.

The new caps on interconnection rates have not only resulted in a significant reduction in those rates, but have also increased the number of basic plan price segments in which we realize a profit and have limited the ability of local service concessionaires to engage in discriminatory pricing practices to our disadvantage.

In the first half of 2005, Anatel published the regulation for accounting separation defining the information (costs, revenue, operational data and demand expectation, among others) that will be used in the determination of the interconnection and leased line tariffs calculated on the basis the long-run cost model. This regulation applies as

Anatel is expected to conduct a public comment process on the Weighted Average Cost of Capital measure, or WACC, which is one of the fundamental elements for the implementation of the long-run cost models, by the end of 2006.

Organizational Structure

Principal subsidiaries

We conduct substantially all of our operations through Embratel and its subsidiaries. In 2003, we acquired Vésper and currently use it to offer wireless local loop local telephone and wireless broadband access services. In 2005, Vésper became a subsidiary of Embratel and the holding companies for Vésper were merged to form Vésper Opcos S.A. On October 24, 2005, we acquired Telmex do Brasil and a 37.1% equity interest in Net, followed by the acquisition of an additional interest in Net in May and June 2006, which increased our direct and indirect equity stake in Net to 43.0%. On November 25, 2005, Embratel acquired PrimeSys.

The following table lists our principal subsidiaries and our direct or indirect ownership interest in each subsidiary at December 31, 2005, each of which is incorporated in Brazil. For a full list of our subsidiaries, see Note 2 to our audited consolidated financial statements.

Name of Company	Direct or Indirect Ownership Interest of Embratel Holdings	Description
Empresa Brasileira de Telecomunicações S.A. – Embratel	99.0%	Provides domestic and international long distance, local telephone and data services.

Star One S.A.	80.0	Subsidiary of Embratel. Provides satellite services.

Vésper S.A.	100.0	Subsidiary of Embratel. Provides competitive local service and broadband access in Region I.(1)

Vésper São Paulo S.A.	100.0	Subsidiary of Embratel. Provides competitive local service and broadband access in Region III.(1)

Click21 Comércio de Publicidade Ltda.	100.0	Subsidiary of Embratel. Provides Internet service.

BrasilCenter Comunicações Ltda.	100.0	Subsidiary of Embratel. Provides call center services.

Telmex do Brasil, Ltda.	100.0	Provider of voice, data, video and Internet services to corporate customers.

PrimeSys Soluções Empresariais S.A.	100.0	Provides data outsourcing.

Net Serviços de Comuniçacão S.A.(2)	37.1%	Provides cable television and broadband services.

(1)	Since June 2005, Vésper S.A. and Vésper São Paulo S.A. only provide data services, after their local licenses were merged into Embratel’s local license, as required under Brazilian law.

(2)	Describes direct and indirect interest in total capital.

Property

Telecommunications segment

The principal properties of our telecommunications segment consist of our long distance network, including broadband fiber optic transmission systems, digital switching systems, international ocean cables and related real estate. As of December 31, 2005, the net book value of our property, plant and equipment was R$6,477 million.

Our properties are located throughout Brazil, providing the necessary infrastructure to support nationwide long distance and international telecommunications. We conduct the majority of our management functions from Rio de Janeiro, and we own and lease office space in other cities, including São Paulo, Porto Alegre, Belo Horizonte, Curitiba, Brasília, Salvador and Belém. Our network facilities are in good condition and are suitable to support the wide array of advanced communications services that we provide. See “—Regulation of the Brazilian Telecommunications Industry—Concessions and authorizations.”

Space segment

Our space segment properties consist primarily of satellites, along with miscellaneous administrative assets held by Star One. The net book value of these assets as of December 31, 2005 is R$774 million.

Insurance

We believe that our policies are in such amounts and cover such risks as are usually carried by companies in our industry.

Capital Expenditures

Our priorities include implementing the last mile access network to link our corporate clients directly to our long distance network, adding capacity to support our entry into local services. We also continue to invest in demand-driven data and Internet equipment and to enhance the flexibility of our billing, collections, network and management systems. In particular, we give high priority to capital projects that bring us closer to our corporate clients and that build capacity for the growth of our local services. We are focused on a gradual upgrade of our data and general platform, with a focus on convergence and broadband capacity.

The following table sets forth the consolidated capital expenditures for Embratel Holdings for the years 2003, 2004 and 2005:

	Year Ended December 31,
Capital Expenditures	2003		2004		2005
	(in millions of reais)
Local infrastructure and access	R$	71	R$	144	R$	294
Network infrastructure		18		19		81
Data and Internet service		128		153		387
Star One		126		129		378
Other		145		135		286

Total capital expenditures	R$	488	R$	580	R$	1,426

We incurred capital expenditures of R$1,426 million in 2005. We estimate that capital expenditures for 2006 will be approximately R$1,400 million. Our main capital expenditures are expected to be in the areas of:

•	installment payments for our new satellites, the Star One C-1 and Star One C-2;

•	enlarging our local infrastructure (including our copper, fiber and NGN networks);

•	investments in information technology;

•	expanding our local services (including DSLAM and ADSL); and

•	investing in demand-driven data equipment.

In 2001, Star One signed agreements for the in-orbit delivery of the Star One C-1 and for the satellite control station. We have budgeted, in total, approximately US$278.7 million for this project. Star One has spent a total of US$202.4 million as of December 31, 2005 and expects to spend US$86.0 million in 2006 on the Star One C-1. The in-orbit delivery is expected to occur in the first quarter of 2007. In January 2005, Star One entered into agreements to purchase another in-orbit delivery satellite, the Star One C-2, and we have budgeted approximately US$190.0 million for this project. In 2005, we spent approximately US$38.7 million and we expect to spend approximately US$108.0 million in 2006 on the Star One C-2. For information on the financing we have obtained in connection with satellites Star One C-1 and Star One C-2, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil, which differ in certain respects from U.S. GAAP. Note 33 to our audited consolidated financial statements provides a description of the principal differences between U.S. GAAP and the accounting practices adopted in Brazil as they relate to the financial statements and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates presented. For a discussion of the presentation of our financial information, see “Presentation of Financial and Other Information.” This section contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information—Risk Factors” and the matters set forth in this annual report generally.

Overview

Over the last several years, we have focused on the following major initiatives:

•	Diversifying our revenues. In 2002, we began providing local telephone service and currently serve 310 Brazilian cities, including all major Brazilian metropolitan areas. Our December 2003 acquisition of Vésper further broadened and accelerated the rollout of our local service offerings. We have also benefited from the introduction of per-call carrier selection for mobile telephone calls in Brazil, which has allowed us to expand our traffic and has contributed to an increase in the operating profit of our long distance business. In 2005, we made acquisitions that will help bolster our last mile access and our ability to reach both corporate and residential customers directly to provide local and long distance telephony and data services. We acquired Telmex do Brasil, a corporate telecommunications provider with proprietary metropolitan fiber networks in eight major Brazilian cities. We also acquired a 37.1% equity stake in Net, a cable operator that is Brazil’s largest pay television provider. Net has extensive metropolitan hybrid fiber-coaxial networks reaching six million homes. Subsequent to our acquisition of Net, we concluded agreements with Net that allow us to use its network to reach our customers. We are expanding our efforts to target small and medium-sized companies and collaborating with Net to sell local telephony service to Net’s residential customers.

We also acquired PrimeSys, a data-outsourcing provider. This acquisition will bolster our outsourcing offering and increase our ability to provide this value added data service to our customers.

•	Improving our capital structure. Our total indebtedness (including current portion) was R$1,617.7 million at December 31, 2005, representing a decrease of 52.8% over December 31, 2004. During

2005, we used a portion of the proceeds from our May 2005 capital increase to repay the R$1.0 billion of commercial paper we issued in 2004, redeem US$96.3 million of notes we issued in 2003 and repay short-term debt as it matured. We have significantly reduced our indebtedness, which has improved our capital structure.

We expect 2006 to be challenging, as we work to defend our markets from competitors, enter new markets and improve our profitability. Our challenges include the following:

•	Meeting competition. Our domestic and international long distance markets are increasingly open to full competition. Competitors have gained market share at our expense and are placing pressure on our prices and competing with us for desirable customers in our long distance and data businesses. In response to these competitive pressures, we are pursuing a marketing strategy to attract and retain customers and develop our customer base. We are promoting price clarity and attractive pricing.

•	Cost control. To maintain our profitability in the increasingly competitive Brazilian telecommunications environment, we must continue to implement strategies to improve operating efficiency. We plan to do this by controlling bad debt expense, lowering interconnection costs through regulatory initiatives and targeted network build-out, making capital expenditures to enter new markets, lowering our financing costs and enhancing the productivity of our existing assets.

•	New opportunities. Our ability to expand our revenues will depend, in large part, on the success of our strategy for entering new markets (local services, cellular-originated long distance calls and small and medium-sized companies). Per-call carrier selection for mobile telephones was fully implemented in January 2004, expanding the competitive market for domestic and international long distance services.

•	Changes in the competitive landscape due to new technology. New technologies, such as Voice over Internet Protocol, or VoIP, and Next Generation Networks, or NGN, have the potential to transform significantly the competitive landscape in the telecommunications business. Our long-term success will depend in part on our ability to adapt our business to these changes and take advantage of new technologies.

•	Access alternatives. The ability to reach customers is key to the expansion of our local business and to our provision of integrated telecommunications services to our customers. We are pursuing last mile alternatives by expanding our proprietary network. We may seek to expand our proprietary network by building our own network, where economically feasible to do so, or by exploring opportunities to acquire existing networks. We are also pursuing last mile alternatives by using third-party networks, which principally belong to niche players, local telecommunications incumbents and cable companies, including Net.

Key Factors Affecting Revenue and Results of Operations

Revenues

Our net revenues consist of gross operating revenues from the following five services: domestic long distance telecommunications services, international long distance telecommunications services, data communication services, local services and other services, net of sales taxes collected with respect to such services and other deductions.

Long distance voice revenues

The following are the main factors that influence our long distance voice revenues:

•

Traffic levels. Traffic levels are a key driver of our domestic and international long distance revenues. Over the last several years, our traffic levels have been negatively affected by increased competition and our introduction of new anti-fraud measures, partly offset by the increase in traffic from per-call selection for SMP mobile telephone calls. We expect traffic originating from fixed lines to continue to face competition from other fixed-line, mobile and VolP providers. We also expect mobile-originated traffic to continue to increase.

•	Tariff levels.

•	Until 2005, in accordance with the tariff-adjustment formula in our concession, the average domestic long distance rates we charged, after giving effect to promotions and discounts, had increased annually since the breakup of Telebrás. Although the regulated price adjustment formula will continue to permit annual price increases, in 2005, we did not apply for tariff increases and did not raise tariffs. Our strategy is to be a lower price provider of long distance service.

•	In recent years, our international long distance rates for outbound calls have declined because we have reduced our rates to compete with resellers and other carriers. We expect our international long distance rates to continue to decline in 2006.

•	Under agreements with foreign carriers, net settlement rates charged to foreign carriers for terminating calls on our network have also declined in recent years. We expect this trend to continue in 2006.

•	Competition. The level of competition in our markets influences both our traffic and tariffs. Competition in the long distance business has increased significantly since the three regional telecommunications companies in Brazil became eligible to offer all forms of domestic and international long distance services between 2002 and 2004. Our competitors may continue to gain long distance market share in 2006.

Data revenues

Our data revenues are driven primarily by volume and price levels. In recent years, we have experienced significant increases in volume, but they have been accompanied by significant price decreases due to competition and declining equipment prices. In 2005, despite continued price declines, data revenues increased by 7.6%. We expect prices to continue to decrease and volume to continue to increase in 2006. We also believe that data revenues can be increased through our provision of higher value added services such as outsourcing. We expect the consolidation of the revenues of PrimeSys and Telmex do Brasil to cause a significant inorganic increase in data revenues in 2006.

Local service revenues

We began offering local services to customers in 2002 using our own access network. Our acquisition of wireless local loop network operator Vésper in December 2003 has significantly expanded our local business and increased local service revenues. Revenues from corporate customers continued to increase in 2005, and we also improved the quality of Vésper’s customer base and increased the number of local service customers in 2005. We expect our local service revenues to continue to increase in 2006 as we continue to expand our local services to new markets.

Other revenues

Net revenues from other services include revenues from the transmission of television and radio, telex and mobile satellite communication services. In 2005, other services revenues rose mainly due to providing call center services to the Brazilian subsidiaries of América Movil that operate under the brand name “Claro.”

Operating costs

The following are the principal factors that influence our operating costs:

•	Interconnection. We pay per-minute interconnection and facilities fees to fixed-line and cellular phone companies for local and long distance interconnection of calls to substantially all of our customers. Interconnection and facilities charges declined as a percentage of revenues in 2003, 2004 and 2005, reflecting annual reductions in interconnection tariffs and increases in the number of points of presence and the number of customers served by our own networks, which reduces our reliance on other carriers. In 2005, these effects were partially offset by an increase in interconnection fees we pay to cellular operators when an SMP mobile customer selects Embratel as its long distance carrier or Embratel terminates a call on a cellular line. We expect significant reductions in the local fixed-line interconnection rate in 2006 and even further reductions in 2007 under the new concession granted to Embratel. Cellular interconnection rates are subject to distinct rules and regulations, and we do not expect them to decline in 2006. We expect cellular interconnection costs to represent a larger portion of our total interconnection cost because calls originating or terminating on cellular lines are a growing part of Embratel’s traffic.

•	Bad debt expense. Due to measures we have taken to better manage delinquent accounts, our bad debt expense declined as a percentage of net revenues from 8.5% in 2002 to 5.2% in 2005. In 2006, we expect to continue to sustain or further reduce our levels of bad debt expense in our traditional markets.

•	Personnel costs. In 2005, our personnel costs declined as a percentage of our net revenues to 8.6% because of the non-recurrence of costs incurred in 2004 that resulted from Telmex’s acquisition of a controlling stake in Embratel Holdings. In 2006, we expect personnel costs to remain constant as a percentage of net revenues.

Monetary and foreign exchange gain (loss)

Because we have U.S. dollar-denominated indebtedness, fluctuations in the value of the real against the U.S. dollar can have a significant impact on our net income (loss). To minimize our exposure to the U.S. dollar, we enter into currency hedges covering a portion of our U.S. dollar-denominated indebtedness. We generally record a net monetary and foreign exchange gain when the real appreciates against the U.S. dollar and a net monetary and foreign exchange loss when the real depreciates against the U.S. dollar. Despite the appreciation of the real against the U.S. dollar in 2005 and 2004, we recorded net monetary and foreign exchange losses of R$94.4 million and R$300.5 million in 2004 as our gains in each year were more than offset by losses on currency hedges.

Critical Accounting Estimates

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

•

Allowance for doubtful accounts. In preparing our financial statements, we must make estimates regarding the collectibility of our accounts receivable. We record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Our current policy is to record a provision of 100% of amounts past due over 90 days, as well as estimated amounts based on historical losses. Until June 30, 2004, we recognized an allowance for doubtful accounts from the first day after maturity, gradually adjusting the provision until it reached 100% of the amounts past due at 120 days. This modification in the estimation process did not generate any material effects in the income statement for the year ended December 31, 2004. Our reserves have generally been adequate to cover our actual credit losses. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses.

•	Useful lives of our equipment. Depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us, as well as known industry trends. We describe the depreciation rates we apply to our property, plant and equipment in Note 18 to our audited consolidated financial statements. If we reduce the remaining useful lives of our equipment, depreciation expense will increase, resulting in a negative impact on results.

•	Impairment of long-lived assets. In addition, we review our property, plant and equipment for impairment on an annual basis whenever events or circumstances indicate that the carrying amount may not be recoverable. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

•	Realization of deferred tax assets. The decision to recognize deferred taxes on temporary differences, on tax losses and on the negative basis for calculating social contribution is supported by the history of taxable income and our estimate of future profitability. In July 2002, CVM Instruction No. 371 was issued, establishing cumulative conditions for recording and maintenance of these deferred assets, which were approved by our board of directors and reviewed by our fiscal council. Based on our financial projections, we believe that these assets will be realized. A future change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact on future results.

•	Provision for contingencies. We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our internal and external legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In a number of significant tax disputes with the Brazilian tax authorities, we have recorded no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability, because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have a negative impact on future results and cash flows.

•

Future liability for our post-retirement benefits (pension fund and medical health care). With respect to post-retirement liabilities, we must make assumptions as to interest rates, investment returns and levels of inflation, mortality rates and future employment levels. The accuracy of these assumptions will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement cost changes to these assumptions would have a negative impact on future results.

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

Results of Operations of Embratel Holdings

2005 compared to 2004

We had net income in 2005 of R$174.3 million, compared to a net loss of R$339.3 million in 2004, primarily as a result of an increase in net revenues, lower general and administrative expenses, lower selling expenses and a decrease in net financial expenses.

Highlights from 2005 include:

•	a 3.2% increase in net revenues compared to 2004, reflecting an increase of 7.6% in data communications revenues, a 12.0% increase in local services revenues and a 22.7% increase in other services revenues;

•	an 8.9% decrease in general and administrative expenses, reflecting the non-recurrence of a R$92.0 million expense in 2004 related to Embratel’s “Plan for Retention of Executives and Strategic Employees” which was triggered by Telmex’s acquisition of the controlling interest in Embratel Holdings;

•	the consolidation of Telmex do Brasil and PrimeSys during the fourth quarter of 2005, which has had a positive effect on our operating profitability, contributing R$34.7 million in revenues and R$3.3 million in operating income;

•	a R$144.3 million credit, recorded as other operating income (expenses), related to the reversal of the accrued liability for the Civil Servant Employee Savings Program, or PASEP, as a result of a decision by the Supremo Tribunal Federal (STF), or the Brazilian Supreme Court, that declared unconstitutional payments made between January 1989 and August 1995 under this program;

•	a write-off of R$72 million (of which R$66 million charged under other operating income (expenses)) resulting from Anatel’s December 15, 2005 decision that rendered interconnection costs non- deductible for calculating our required contribution to the Telecommunications Systems Universalization Fund, or FUST;

•	a foreign exchange and monetary loss of R$94.4 million, compared to a foreign exchange and monetary loss of R$300.5 million in 2004; and

•	equity income of R$40 million in 2005 resulting mainly from our acquisition of a 37.1% stake in Net.

Net revenues

Net revenues increased by 3.2% in 2005 compared to 2004, due to a 7.6% increase in data communication revenues, a 12.0% increase in local services revenues and a 22.7% increase in other services revenues, which more than offset a 0.5% decrease in long distance voice revenues, the largest component of net revenues.

The table below sets forth, for each of the periods indicated, the principal components of our net revenues, the percentage of those revenues and the percentage change of each from the prior year.

	Year ended December 31,						Percentage Change
	2004			2005
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2004 vs. 2005
Domestic long distance	R$	4,012.8	54.7%	R$	4,104.9	54.3%	2.3%
International long distance		768.9	10.5		653.2	8.6	(15.1)

Subtotal: Long distance net revenues		4,781.7	65.2		4,758.1	62.9	(0.5)
Data and Internet		1,551.0	21.1		1,614.0	21.3	4.1
Wholesale		158.4	2.2		225.6	3.0	42.4

Subtotal: Data net revenues		1,709.4	23.3		1,839.6	24.3	7.6
Local		607.7	8.3		680.4	9.0	12.0
Other services		234.1	3.2		287.2	3.8	22.7

Net revenues	R$	7,332.9	100.0%	R$	7,565.3	100.0%	3.2%

Long distance services

Domestic long distance. Net revenues from domestic long distance services increased by 2.3% in 2005, due to a 0.8% increase in billed minutes to 12,469.7 million in 2005 from 12,373.4 million in 2004 and an increase in the proportion of mobile-originated and mobile-to-fixed line calls (with higher per minute prices than fixed-to-fixed line calls) in total revenue composition. Despite lower fixed-to-fixed line tariffs under our basic plan and continued declines in toll-free and corporate voice service rates, average revenue per minute increased slightly in 2005 due to the higher proportion of mobile-originated and mobile-to-fixed line calls in total traffic composition.

International long distance. Net revenues from international long distance voice services decreased by 15.1% in 2005, due to a decrease in rates and the effect of the appreciation of the real on inbound revenues, partly offset by an increase in inbound traffic. Total international long distance minutes increased by 26.9% to 2,188.3 million minutes in 2005 from 1,723.9 million minutes in 2004 despite an 11.0% decrease in fixed and mobile outbound traffic and a 20.0% decrease in international wholesale traffic.

Data communication services

Net revenues from data communication services increased by 7.6% in 2005, reflecting an increase in wholesale data revenues, data and Internet revenues, and the consolidation of data revenues of one month for PrimeSys and two months for Telmex do Brasil. At December 31, 2005, Embratel had 1.67 million 64 kbit line equivalents providing data services to business customers, an increase of 66.7% compared to December 31, 2004.

Data and Internet. Data and Internet revenues increased by 4.1% in 2005, reflecting growth of our customer base and our acquisitions of Telmex do Brasil and PrimeSys (R$32.5 million of data revenues in 2005), which more than offset the effects of a declining price per circuit trend.

Wholesale data services. Net revenues increased by 42.4% in 2005. The increase resulted primarily from the sale of additional capacity to mobile telephone service providers, which caused an overall increase in traffic along with stable prices for our principal wholesale data products.

Local services

Net revenues increased by 12.0% in 2005, due to increases both in the number of corporate and residential local service customers and in overall usage. Telmex do Brasil contributed R$2.9 million of local revenues in 2005.

Other services

Net revenues from other services, which include revenues from the transmission of television and radio, telex and mobile satellite communication services, increased by 22.7% in 2005. This increase was due to an increase in the volume of call center services provided to Claro.

Cost of services and goods sold

Cost of services and goods sold decreased by 0.5% in 2005 compared to 2004. The following table sets forth, for each of the periods indicated, the principal components of our cost of services and goods sold in reais and as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2004			2005
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2005 vs. 2004
Interconnection and facilities	R$	3,362.5	45.9%	R$	3,364.8	44.5%	0.1%
Depreciation		976.9	13.3		914.7	12.1	(6.4)
Personnel		246.8	3.4		249.2	3.3	1.0
Third-party services(1)		229.4	3.1		278.3	3.7	21.3
Other(2)		225.9	3.1		209.9	2.8	(7.1)

Total	R$	5,041.5	68.8%	R$	5,016.9	66.4%	(0.5)%

(1)	Primarily maintenance of telecommunications equipment and public services (energy).

(2)	“Other” includes taxes paid to Anatel, including Fundo de Universalização dos Serviços de Telecomunicações, or FUST, Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL. In prior periods, these expenses were recorded in “Other” under General and Administrative Expenses. Prior periods have been reclassified for purposes of comparability.

Interconnection and facilities costs

Interconnection and facilities costs increased by 0.1% in 2005. This increase was due mainly to an increase in SMP traffic relative to other types of traffic because mobile interconnection rates are higher than fixed-line interconnection rates. As of January 1, 2006, fixed-line access fees declined under the terms of the new concession applicable to fixed-line operators. While the rate reduction will benefit Embratel, we expect the benefit to be offset in part by a continued increase in the percentage of mobile-originated or mobile-terminated traffic, for which we must pay a higher interconnection rate.

Depreciation

The depreciation associated with our domestic long distance and data networks and our international network, including satellites and ocean cable systems, is included in cost of services and goods sold. Depreciation expense decreased by 6.4% because an increased proportion of our assets, including as of July 2004 one of our satellites, has been fully depreciated.

Personnel

Personnel expenses increased by 1.0% in 2005, primarily due to the impact of the consolidation of the personnel expense of Telmex do Brasil and PrimeSys and the impact of annual salary increases in December 2005.

Third-party services

Third-party service costs increased by 21.3% in 2005. This increase was due to higher energy and maintenance costs.

Other

Other costs decreased by 7.1% in 2005, mainly due to the reduction in handset costs.

Selling expenses

Our selling expenses decreased by 2.9% to R$873.8 million in 2005 from R$900.1 million in 2004, primarily due to a decrease in third-party services, mainly marketing expenses, personnel and other expenses, which offset a 7.4% increase in allowance for doubtful accounts. The following table sets forth, for each of the periods indicated, the principal components of our selling expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2004			2005
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2005 vs. 2004
Doubtful accounts(1)	R$	366.6	5.0%	R$	393.8	5.2%	7.4%
Personnel		278.6	3.8		269.4	3.6	(3.3)
Third-party services(2)		244.2	3.3		203.4	2.7	(16.7)
Depreciation and amortization		3.4	0.1		2.5	0.0	(26.5)
Other		7.3	0.1		4.7	0.1	(35.6)

Total	R$	900.1	12.3%	R$	873.8	11.6%	(2.9)%

(1)	Also includes losses related to accounts receivable.

(2)	Primarily marketing, advertising, advisory and consulting expenses.

General and administrative expenses

Our general and administrative expenses decreased by 8.9% in 2005, primarily due to lower personnel costs and third-party services. Excluding R$92 million in 2004 of retention payments associated with Telmex’s acquisition of a controlling stake in Embratel Holdings, general and administrative expenses would have decreased by 12% in 2005 compared to 2004, because declines in personnel and third-party services expenses more than offset the increase in other general and administrative expenses and employee profit sharing.

The following table sets forth, for each of the periods indicated, the principal components of our general and administrative expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2004			2005
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2005 vs. 2004
Third-party services(1)	R$	513.1	7.0%	R$	499.5	6.6%	(2.7)%
Taxes		34.5	0.5		36.7	0.5	6.4
Personnel		259.6	3.5		133.2	1.8	(48.7)
Depreciation and amortization		165.3	2.3		173.0	2.3	4.7
Employee profit sharing		38.9	0.5		51.9	0.7	33.4

	Year ended December 31,						Percentage Change
	2004			2005
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2005 vs. 2004
Other(2)		48.9	0.7		71.8	0.9	46.8

Total	R$	1,060.3	14.5%	R$	966.1	12.8%	(8.9)%

(1)	Primarily the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

(2)	Primarily withholding taxes on general and administrative third-party services.

Other operating income (expense), net

We recognized net other operating expense of R$104.6 million in 2005, compared to net other operating expense of R$103.2 million in 2004. The main components of other operating expense in 2005 were:

•	Reversal of tax provision: The Supremo Tribunal Federal (STF), or the Brazilian Supreme Court, recognized our right to offset amounts improperly paid to the Civil Servant Employee Savings Program, or PASEP. In light of this decision, we reversed a provision in the amount of R$151.2 million, of which R$6.9 million in interest was recorded as financial income (expense). See “Item 8. Financial Information—Legal Proceedings—Offset of PASEP tax credit against amounts due to PIS.”

•	Settlement agreements with operators: Embratel reached agreements to settle disputes relating to co-billing and other matters with fixed and mobile telecom operators. As a result, a gain of approximately R$72.2 million was recorded as other operating income (expense), out of a total net effect on income of R$111.6 million, approximately 25% of which was derived from the settlement agreement with Brazilian subsidiaries of América Móvil that operate under the brand name “Claro.” For more information concerning these agreements, see Note 31 to our consolidated financial statements.

•	Provision for contingencies: Embratel recorded R$196.9 million of provisions reflecting both interim and final decisions as well as the reclassification from possible to probable of contingencies related to outstanding civil and labor cases and disputes with the federal and state tax authorities.

•	FUST recovery: In 2005, Embratel reversed a R$66.2 million credit for the Telecommunications Systems Universalization Fund, or FUST, resulting from a decision by Anatel on December 15, 2005 that rendered interconnection costs non-deductible for the purpose of calculating liability for FUST. Embratel had recorded a credit for FUST in 2004 based on an official letter from Anatel providing that interconnection costs were deductible.

Equity pick-up

Equity pick-up represents principally our equity investment in the net gain or loss of Net, which we account for using the equity method. In 2005, equity pick-up totaled R$40.4 million.

Financial income (expense), net

We incurred net financial expense of R$224.3 million in 2005, compared to net financial expense of R$618.6 million in 2004. The decrease resulted primarily from the following:

•	Net monetary and foreign exchange gain (loss). We recorded a net monetary and foreign exchange loss of R$94.4 million in 2005, compared with a net monetary and foreign exchange loss of R$300.5 million in 2004. This decrease was due to the non-recurrence in 2005 of 2004 expenses in the amount of R$98.2 million, as a result of our settlement of our disputes with other telecommunications carriers, and R$102.0 million, from monetary and foreign exchange losses on contingencies and other provisions of Embratel Holdings, as well as the appreciation of the real against the U.S. dollar by 11.8% in 2005.

•	Net interest expense. Net interest expense decreased to R$129.9 million in 2005 from R$318.1 million in 2004 due to the reduction of our indebtedness and the appreciation of the real against the U.S. dollar in 2005.

Non-operating income (expense), net

Net non-operating income was R$20.6 million in 2005, compared to net non-operating expense of R$43.3 million in 2004. Non-operating income in 2005 includes R$9.6 million from our settlement agreements with fixed and mobile operators. For more information concerning these agreements, see Note 31 to our consolidated financial statements. Non-operating expense in 2004 includes an impairment charge of R$32.0 million to reduce the value of the assets of Vésper on our balance sheet to reflect their estimated fair value as well as the results of our agreements with Brasil Telecom and Telemar, by which we recognized a net charge of R$2.1 million resulting from the balance of an income of R$31.1 million and a corresponding provision of R$33.1 million for the write off of permanent assets.

Income tax and social contribution benefit (expense)

We recorded a charge of tax and social contribution of R$221.5 million in 2005, compared to a credit of R$25.4 million during 2004, reflecting a pre-tax income in 2005 and a pre-tax loss in 2004.

2004 compared to 2003

We had a net loss in 2004 of R$339.3 million, compared to net income of R$223.6 million in 2003, primarily as a result of an increase of our provision for contingencies, increases in interconnection costs, higher personnel expenses, negative exchange rate effects and the acquisition of Vésper, which offset the increase in net revenues.

Highlights from 2004 include:

•	a 4.1% increase in net revenues compared to 2003, primarily reflecting growth in local service revenues due to the acquisition of Vésper and the phased introduction of per-call carrier selection for mobile telephone calls in Brazil, which has allowed us to expand our long distance traffic;

•	a 31.8% increase in personnel expenses, primarily reflecting a non-recurring expense of R$92.0 million, related to Embratel’s “Plan for Retention of Executives and Strategic Employees” which was triggered by the change in control;

•	provisions of R$323.1 million for labor, civil and tax contingencies;

•	a foreign exchange and monetary loss of R$300.5 million, compared to a foreign exchange and gain of R$106.3 million in 2003; and

•	the consolidation of Vésper in December 2003, which has had a negative effect on our operating profitability.

Net revenues

Net revenues increased by 4.1% to R$7,332.9 million from R$7,043.6 million in 2003. The increase in net revenues in 2004 was driven primarily by an increase in local revenues, partially offset by a decrease from long distance and data net revenues.

The table below sets forth, for each of the periods indicated, the principal components of our net revenues, the percentage of those revenues and the percentage change of each from the prior year.

	Year ended December 31,						Percentage Change
	2003			2004
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2003 vs. 2004
Domestic long distance	R$	4,051.7	57.5%	R$	4,012.8	54.7%	(1.0)%
International long distance		856.6	12.2		768.9	10.5	(10.2)

Subtotal: Long distance net revenues		4,908.3	69.7		4,781.7	65.2	(2.6)
Data and Internet		1,658.9	23.6		1,551.0	21.1	(6.5)
Wholesale		97.2	1.4		158.4	2.2	63.0

Subtotal: Data net revenues		1,756.1	24.9		1,709.4	23.3	(2.7)
Local		134.5	1.9		607.7	8.3	351.8
Other services		244.7	3.5		234.1	3.2	(4.3)

Net revenues	R$	7,043.6	100.0%	R$	7,332.9	100.0%	4.1%

Long distance services

Domestic long distance. Net revenues from domestic long distance services decreased by 1.0% in 2004. This decrease was the result of the increased competition as the local, fixed-line operators continued to gain market share, a 14.9% decrease in billed minutes to 12,385.8 million in 2004 from 14,549.2 million in 2003 resulting from our loss of market share, billing challenges presented by SMP mobile service and Anatel’s reduction in the number of local areas, which reduced the size of the long distance market. The decrease in traffic more than offset the favorable impact of the annual tariff increase and the introduction of carrier codes for mobile calls.

International long distance. Net revenues from international long distance voice services decreased by 10.2% in 2004. This decline resulted primarily from a reduction in outbound traffic due to line blocking, lower rates and increased competition from both resellers and other carriers. Revenues from inbound traffic declined, driven by lower settlement rates and the negative effect of foreign exchange movements, partially offset by moderate growth in traffic resulting from bilateral carrier agreements. Despite the decrease in outbound traffic, total international long distance minutes increased by 2.8% to 1,723.9 million minutes in 2004 from 1,677.6 million minutes in 2003 due to the growth in inbound traffic.

Data communication services

Net revenues from data communication services decreased by 2.7% in 2004, reflecting a decline in data and Internet revenues and an increase in wholesale data revenues.

Data and Internet. Data and Internet revenues decreased by 6.5% in 2004, reflecting a continued decline in prices, which more than offset the effects of a substantial increase in volume. Revenues were also negatively affected by the termination by one of our major Internet service provider customers of its agreement with us and decreased revenues from Internet service providers due to a downturn in their business.

Wholesale data services. Net revenues increased by 63.0% in 2004. The increase resulted primarily from the sale of additional capacity to mobile telephone service providers, which drove an overall increase in traffic, and from stable prices for our principal wholesale data products.

Local services

Net revenues increased by 351.8% in 2004. This increase primarily reflects the impact of the consolidation of Vésper for the full year in 2004 versus only one month in 2003.

Other services

Net revenues from other services, which include revenues from the transmission of television and radio, telex and mobile satellite communication services, decreased by 4.3% in 2004. This decrease was primarily due to the discontinuation of our clearinghouse services on December 31, 2003, as well as a decrease in revenues from telex services.

Cost of services and goods sold

Cost of services and goods sold increased 6.0% to R$5,041.5 million in 2004 from R$4,754.9 in 2003. The following table sets forth, for each of the periods indicated, the principal components of our cost of services and goods sold in reais and as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2003			2004
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2003 vs. 2004
Interconnection and facilities	R$	3,234.0	45.9%	R$	3,362.5	45.9%	4.0%
Depreciation		977.9	13.9		976.9	13.3	(0.1)
Personnel		214.8	3.0		246.8	3.4	14.9
Third-party services(1)		222.5	3.2		229.4	3.1	3.1
Other(2)		105.7	1.5		225.9	3.1	113.7

Total	R$	4,754.9	67.5%	R$	5,041.5	68.8%	6.0%

(1)	Primarily maintenance of telecommunications equipment and public services (energy).

(2)	“Other” includes taxes paid to Anatel, including Fundo de Universalização dos Serviços de Telecomunicações, or FUST, Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL. In prior periods, these expenses were recorded in “Other” under General and Administrative Expenses. Prior periods have been reclassified for purposes of comparability.

Interconnection and facilities costs

Interconnection and facilities costs increased by 4.0% in 2004. This increase was driven by increases in long distance interconnection tariffs, an increase in mobile interconnection costs due to an increase in SMP traffic and rates and the inclusion of the interconnection costs of Vésper for fixed-to-cellular local calls. These effects were partly offset by the decline in interconnection due to decreases in fixed-line long distance traffic, a reduction in the local access tariff as a result of the annual tariff readjustment and the reduction in the number of local areas, which contributed to lower interconnection costs.

Depreciation

The depreciation associated with our domestic long distance and data networks and our international network including satellites and ocean cable systems is included in cost of services and goods sold. Depreciation expense remained relatively stable in 2004, decreasing by only 0.1% compared to 2003.

Personnel

Personnel expenses increased 14.9% in 2004, driven primarily by the impact of the consolidation of Vésper’s results for the full year in 2004 versus only one month in 2003, as well as an increase in wages and related charges and social benefits.

Third-party services

Third-party service costs increased 3.1% in 2004. This increase was due primarily to the acquisition of Vésper, as well as an increase in the costs of legal and consulting services.

Other

Other costs increased 113.7% in 2004, primarily due to the consolidation of Vésper, including handset costs at Vésper.

Selling expenses

Our selling expenses increased 14.1% to R$900.1 million in 2004 from R$788.9 million in 2003, primarily due to the consolidation of Vésper, as well as other increases in personnel and third-party services expenses. The following table sets forth, for each of the periods indicated, the principal components of our selling expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2003			2004
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2003 vs. 2004
Allowance for doubtful accounts	R$	353.1	5.0%	R$	366.6	5.0%	3.8%
Personnel		238.9	3.4		278.6	3.8	16.6
Third-party services(1)		180.1	2.5		244.2	3.3	35.6
Depreciation and amortization		4.2	0.1		3.4	0.1	(19.0)
Other		12.6	0.2		7.3	0.1	(42.1)

Total	R$	788.9	11.2%	R$	900.1	12.3%	14.1%

(1)	Primarily marketing, advertising, advisory and consulting expenses.

General and administrative expenses

Our general and administrative expenses increased by 12.3% in 2004, driven primarily by higher personnel costs incurred as a result of the change in control caused by Telmex’s acquisition of a controlling stake in Embratel Holdings. The following table sets forth, for each of the periods indicated, the principal components of our general and administrative expenses as a percentage of net operating revenues, as well as the percentage change from the prior year.

	Year ended December 31,						Percentage Change
	2003			2004
	Millions of reais		% of net operating revenues	Millions of reais		% of net operating revenues	2003 vs. 2004
Third-party services(1)	R$	486.5	6.9%	R$	513.1	7.0%	5.5%
Taxes		33.4	0.5		34.5	0.5	3.3
Personnel		141.7	2.0		259.6	3.5	83.2
Depreciation and amortization		170.7	2.4		165.3	2.3	(3.2)
Management fee – MCI		14.0	0.2		—	—	(100.0)
Employee profit sharing		49.6	0.7		38.9	0.5	(21.6)
Other		48.5	0.7		48.9	0.7	0.8

Total	R$	944.4	13.4%	R$	1,060.3	14.5%	12.3%

(1)	Primarily the maintenance of installations, public services, printing and postage for invoices to customers, legal and consulting expenses.

Personnel

Personnel expenses increased 83.2% in 2004. This increase was driven primarily by a non-recurring expense of R$92.0 million, related to the execution of “Plan for Retention of Executives and Strategic Employees” which was triggered by the change of control. Retention plan participants employed by Embratel terminated their contracts and received cash indemnities and certain continuing benefits. There is currently no retention plan in place at Embratel. See Note 7 to our audited consolidated financial statements.

Other operating income (expense), net

We recognized net other operating expense of R$103.2 million in 2004, compared to net other operating income of R$74.9 million in 2003, primarily as a result of the accrual of a R$323.1 million in labor, tax and civil contingency provisions in 2004. These provisions reflect (1) unfavorable interim and final decisions in outstanding civil and labor cases and (2) a reevaluation of the likelihood that our disputes with the federal and state tax authorities will ultimately be determined adversely to us. This was partly offset by the following items:

•	Interconnection cost recovery. Income of R$65.6 million due to our reversal of a provision that was recognized as a cost of services and goods sold in connection with rates we paid for interconnection from July to December 2003. The reserve was reversed because the Corte Especial do Superior Tribunal de Justiça, or the Special Tribunal of the Higher Court of Justice, concluded that tariff increases resulting from the use of the IGP-DI index rather than the IPCA index would not be retroactive;

•	FUST recovery. A credit of R$37.9 million resulting from a review of the calculation base of the required contribution to the Telecommunications Systems Universalization Fund (FUST), pursuant to an Anatel decision; and

•	Agreement with Operators. Income of R$68.5 million due to our reversal of a provision for administrative, legal and business disputes with Telemar and Brasil Telecom due to our agreement to settle those disputes. For more information concerning these agreements, see Note 32 to our audited consolidated financial statements.

Financial income (expense), net

We incurred net financial expense of R$618.6 million in 2004, compared to net financial expense of R$159.9 million in 2003. The increase resulted primarily from the following:

•	Net monetary and foreign exchange gain (loss). We recorded a net monetary and foreign exchange loss of R$300.5 million in 2004, compared with a net monetary and foreign exchange gain of R$106.3 million in 2003. This change was driven primarily by the expense of R$98.2 million, related to the agreements with operators, which are discussed in Note 32 to our audited consolidated financial statements, and R$102.0 million from monetary and foreign exchange losses on contingencies and other provisions. In addition, during the first half of 2004, when we had higher amounts of U.S. dollar-denominated loans and financing, the U.S. dollar appreciated by 7.6% against the real (compared to the 18.7% devaluation in 2003), resulting in an increase in monetary and foreign exchange losses.

•	Net interest expense. Net interest expense increased to R$318.1 million in 2004 from R$266.2 million in 2003. This increase primarily reflects higher interest expense on foreign currency-denominated loans due to the appreciation of the U.S. dollar against the real during the first semester of 2004. This increase was partially offset by our recovery of R$19.8 million in interest on excess payments to FUST for the period that the excess funds were retained by Anatel and a recovery of R$9.5 million of interest on the amounts of PIS and COFINS taxes as a result of Decree No. 5,164, issued in July 2004, which allowed us to record as a credit the taxes previously recognized on derivatives operations.

Net non-operating income (expense)

Non-operating expense was R$43.3 million in 2004, compared to a non-operating expense of R$70.4 million in 2003. Non-operating expense in 2004 includes an impairment charge of R$32.0 million to reduce the value of the assets of Vésper on our balance sheet to reflect their estimated fair value as well as the results of our agreements with Brasil Telecom and Telemar, by which we recognized a net charge of R$2.1 million resulting from the balance of an income of R$31.1 million and a corresponding provision of R$33.1 million for the write off of permanent assets.

Income tax and social contribution benefit (expense)

We recorded a credit for income tax and social contribution of R$25.4 million in 2004, compared to a charge of R$136.9 million during 2003, reflecting a pre-tax loss in 2004 and a pre-tax income in 2003.

Liquidity and Capital Resources

Overview

Our principal uses of funds are directed to capital expenditures, repayment of debt and payment of dividends to our shareholders. We expect our principal cash needs in 2006 to include R$1.4 billion for capital expenditures, R$235.1 million for repayment of short-term debt and R$177.4 million for the payment of dividends to our shareholders and the minority shareholders of Embratel and Star One. We expect to meet these needs through a combination of cash and cash equivalents on hand (R$609.9 million at December 31, 2005) plus operating cash flow and, to the extent necessary, additional borrowings. We believe that these sources of funds will be adequate to meet our currently anticipated consolidated cash requirements for 2006.

During 2005, we raised R$1.8 billion in our capital increase, described below, a portion of the proceeds from which was used to repay R$1.0 billion in commercial paper at maturity, to redeem US$96 million of Embratel’s guaranteed notes due 2008 and to prepay US$165 million of debt.

Debt

At December 31, 2005, we had total outstanding indebtedness of R$1,617.7 million, compared to R$3,429.8 million at December 31, 2004, reflecting our repayment of a significant portion of our debt in 2005.

Maturity profile of our long-term debt

The following table describes the maturity profile of our debt as of December 31, 2005.

	At December 31, 2005
	(in millions of reais)
2007	R$	327.4
2008		658.2
2009		145.8
2010 through 2013		251.2

Total	R$	1,382.6

Principal categories of indebtedness

Our principal categories of indebtedness (and total amounts at December 31, 2005 including current portion) include:

•

Bank loans (R$799.0 million). Our principal source of borrowing consists of loans from financial institutions and export credit agencies, most of which are in foreign currencies. In the fourth quarter of 2005, Embratel borrowed a total of US$130 million in U.S. dollar-denominated loans that bear weighted average interest rate of 6.05% per annum (equal to LIBOR plus 1.35%) with an average maturity of three years and seven months. Among the loans borrowed in 2005, US$100 million was for the purchase of PrimeSys in November 2005.

•	Notes (R$420.7 million). In early December 2003, Embratel issued US$275 million principal amount of notes, maturing 2008, at an interest rate of 11% per annum. In May 2005, Embratel redeemed US$96 million, or 35%, of the notes. US$179 million principal amount of the notes remains outstanding. These notes are fully and unconditionally guaranteed by us.

•	Star One C-1 financing (R$318.8 million). In August 2003, Star One entered into a financing contract for the construction of the Star One C-1. The contract has a grace period of 38 months and requires repayment in 14 installments over 10 years. The interest rate during the grace period is 0.75% per annum over LIBOR and during the repayment period the interest rate is 3.93% per annum. Due to reduced project costs and changes in the cash expenditures schedule, we amended the financing contract in July 2004, which reduced the maximum amount of financing available under the contract from US$194.2 million to US$185.2 million.

•	Star One C-2 financing (R$28.8 million). In June 2005, Star One signed a financing agreement under which the amount of US$136.5 million is available for disbursement in connection with the construction of the Star One C-2. The contract has a grace period of 27 months and requires repayment in 10 semi-annual installments totaling a term of seven years and three months with an interest rate of 4.09% per annum fixed for both the grace and repayment periods.

•	Other financing arrangements (R$50.4 million). In addition to the above categories of debt, we have other financing arrangements, including in the form of vendor financing for fiber optic transmission and other equipment, local currency borrowings from Banco Nacional de Desenvolvimento Econômico e Social, or the National Bank for Economic and Social Development, equipment leasing arrangements and swaps and hedges.

Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. The terms of these agreements restrict our ability and the ability of our subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Furthermore, in accordance with a number of these agreements, we are required to maintain certain specified financial ratios, including EBITDA to interest expense and net debt to EBITDA ratios. At December 31, 2005, we were not in default under any of our credit agreements.

Capital expenditures

We spent R$1,426 million on capital expenditures in 2005. In 2006, we anticipate that we will spend approximately R$1,400 million on capital expenditures, including R$496.1 million for Star One. Our budgeted amount excludes any other investments we may make to acquire other companies.

Dividend payments

Under our by-laws, we are required to distribute, as a mandatory dividend with respect to each fiscal year, an aggregate amount equal to at least 25% of the adjusted net income on the distribution date or 6% of paid-in-capital, whichever is higher. Adjusted net income is calculated as described in “Item 8. Financial Information—Distribution Policy and Dividends.” On April 24, 2006, our shareholders approved the distribution of R$146.7 million of dividends to our preferred shareholders for the fiscal year ended December 31, 2005. The dividend was paid on June 23, 2006. As a result of losses sustained in 2004, we did not pay a dividend for the fiscal year ended December 31, 2004.

Foreign currency indebtedness and interest rates

Almost all of our indebtedness (including the current portion thereof), totaling R$1,617.7 million at December 31, 2005, was denominated in foreign currencies, 91.7% of which was in U.S. dollars. Our effective cost of borrowing in foreign currencies depends in part on the exchange rate between the real and the currencies in which our borrowings are denominated. In 2005, we hedged our short-term debt against foreign currency movements to ensure that all short-term debt and 89% of total debt payments would remain in Brazilian reais (market conditions permitting). In 2005, the U.S. dollar depreciated 11.8% against the real. We continue to explore various alternatives with respect to hedging exchange rate risk to avoid future foreign exchange losses. For more information about our hedging practices, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Off-Balance Sheet Financing

We do not have any off-balance sheet financing. We have no majority-owned subsidiaries that are not included in our audited consolidated financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our audited consolidated financial statements. We have no guarantees of debt of non-consolidated entities.

Contractual Obligations

The following table represents our long-term contractual obligations as of December 31, 2005:

	Payments due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions of reais)
Contractual obligations
Long-term debt(1)	R$	1,382.6	R$	—	R$	1,131.3	R$	158.5	R$	92.8
Capital lease obligations		0.6		—		0.6		—		—
Purchase obligations(2)		886.7		734.7		152.0		—		—
Other obligations(3)		142.1		43.6		39.5		17.2		41.8

Total contractual cash obligations	R$	2,412.0	R$	778.3	R$	1,323.4	R$	175.7	R$	134.6

(1)	Excludes interest payments.

(2)	Our purchase obligations consist primarily of equipment supply contracts.

(3)	On September 1, 1999, Embratel and Telos signed a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency, which was approved by the Secretaria de Previdência Complementar, or the Brazilian Pensions regulatory authority. See Note 25 to our audited consolidated financial statements.

Reconciliation to U.S. GAAP

We prepare our audited consolidated financial statements in accordance with the accounting practices adopted in Brazil, which differ in significant respects from U.S. GAAP.

As described in Note 33 to our audited consolidated financial statements, the reconciliation to U.S. GAAP as of December 31, 2004 and for each of the two years ended December 31, 2004 has been restated to correct an error with respect to calculating capitalized interest on assets under construction in accordance with U.S. GAAP. The effect of the restatement is mainly to increase depreciation in each year, which resulted in a reduction in shareholders’ equity under U.S. GAAP of R$102.9 million as of December 31, 2004 and a reduction in net income under U.S. GAAP of R$31.8 million and R$16.1 million for the years ended December 31, 2003 and 2004, respectively. The restatement does not affect our financial statements prepared in accordance with the accounting practices adopted in Brazil.

Under U.S. GAAP, we recorded a net income of R$513.3 million for 2005 (compared to net income of R$174.2 million under the accounting practices adopted in Brazil), net loss of R$385.4 million for 2004 (compared to net loss of R$339.3 million under the accounting practices adopted in Brazil), and a net income of R$350.3 million for 2003 (compared to a net income of R$223.6 million under the accounting practices adopted in Brazil).

The principal differences between the accounting practices adopted in Brazil and U.S. GAAP as they affect our results of operations during the reported periods are:

•	differences in accounting for goodwill;

•	differences in the accounting for the effects of inflation;

•	differences in the criteria for capitalizing and amortizing capitalized interest;

•	differences in the recognition of costs of pensions and other post-retirement benefits;

•	differences in the criteria for recordation of provisions related to voluntary dismissal programs;

•	differences in posting certain items directly to shareholders’ equity;

•	differences in the accounting for derivative instruments; and

•	differences in push-down accounting adjustments.

Shareholders’ equity determined in accordance with U.S. GAAP was R$6,940.8 million at December 31, 2005 (compared to R$7,365.4 million under the accounting practices adopted in Brazil), R$4,906.1 million at December 31, 2004 (compared to R$4,526.4 million under the accounting practices adopted in Brazil), and R$5,388.8 million at December 31, 2003 (compared to R$4,874.8 million under the accounting practices adopted in Brazil). The principal differences affecting the determination of shareholders’ equity are those described above.

For a discussion of the principal differences between the accounting practices adopted in Brazil and U.S. GAAP as they relate to our consolidated net income (loss) and shareholders’ equity and a quantitative reconciliation of these differences, see Note 33 to our audited consolidated financial statements.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements and our assessment of their likely effect on our financial statements, please see Note 34.d to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

We are administered by a board of directors (Conselho de Administração) and executive officers (Diretoria) and overseen by a fiscal council (Conselho Fiscal).

Board of directors

Embratel Holdings’ board of directors comprises seven members. All of the current members of Embratel Holdings’ board of directors have been elected by the holders of Embratel Holdings’ common stock for a period of three years and may be reelected. The board of directors holds regular meetings based on a pre-approved calendar and special meetings when called by the Chairman.

The names, positions, dates of birth and information on the principal business activities of the current members of Embratel Holdings’ board of directors are as follows:

Carlos Henrique Moreira	Born:	December 26, 1935
Chairman	First elected:	2004
	Term expires:	2007
	Principal occupation:	President of Embratel Holdings and President of Embratel
	Business experience:	President of ATL – Algar Telecom Leste S.A.; vice-president of Xerox do Brasil Ltda.; executive officer of Telecom Americas; member of the International Telecommunications Satellite Consortium (Intelsat)

José Formoso Martínez	Born:	October 10, 1958
Vice-chairman	First elected:	2004
	Term expires:	2007
	Principal occupation:	Vice-President of Embratel Holdings and General Officer of Embratel
	Business experience:	Executive officer of Telgua S.A.; general director of Cablevisión

Dilio Sergio Penedo	Born:	July 5, 1942
Member	First elected:	1998
	Term expires:	2007
	Business experience:	President of Embratel; President of Embratel Holdings

Maria Silvia Bastos Marques	Born:	December 27, 1956
Member	First elected:	2004
	Term expires:	2007
	Principal occupation:	Partner in MS&CR2 Finanças Corporativas
	Other principal directorships:	Director of the Brazilian Foundation for Sustainable Development (FBDS); director of Anglo American plc; director of Companhia Brasileira de Distribuição (Grupo Pão de Açúcar), director of Companhia Souza Cruz S.A.
	Business experience:	President of Companhia Siderúrgica Nacional (CSN); Secretary of Finance for Rio de Janeiro; chief financial and planning officer of Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

Alberto de Orleans e Bragança	Born:	June 23, 1957
Member	First elected:	2004
	Term expires:	2007
	Principal occupation:	Partner in Xavier, Bernardes, Bragança, Sociedade de Advogados
	Business experience:	Foreign Associate in the legal department of the International Maritime Organization; professor of commercial law in the law faculty of Universidade Cândido Mendes, Rio de Janeiro

Joel Korn	Born:	May 10, 1946
Member	First elected:	2004
	Term expires:	2007
	Principal occupation:	President of WKI Brasil; president of the American Chamber of Commerce for Brasil; General Coordinator of the Group of Foreign Investors (GIE)
	Other principal directorships:	Director of Rede Brasileira de Promoções de Investimentos (Investe Brasil); director of Teletech (São Paulo); director of ACOM Comunicações
	Business experience:	President of Bank of America in Brazil

Oscar Von Hauske Solis	Born:	September 1, 1957
Member	First elected:	2004
	Term expires:	2007
	Principal occupation:	Corporate Director of Processes and Systems of Telmex
	Business experience:	Controller of Fundición y Mecánica Susano Solis S.A.; controller of Tenería Company, S.R.L and C.V.

Executive officers

Embratel Holdings currently has a President, a Vice-President and a Chief Financial and Investor Relations Officer. The executive officers are responsible for day-to-day management. According to Embratel Holdings’ by-laws, there can be no fewer than two and no more than nine executive officers, one of them being the President. The board of directors has appointed each of the current executive officers for a three-year term, which began on April 19, 2004, and each of them may remain in office until reappointed or replaced. Executive officers may be successively reappointed.

The names, positions and information on the business experience of Embratel Holdings’ executive officers are as follows:

Carlos Henrique Moreira
President	Born:	December 26, 1935
	Appointed:	2004
	Business experience:	See “—Board of directors.”

José Formoso Martínez
Vice-President	Born:	October 10, 1958
	Appointed:	2004
	Business experience:	See “—Board of directors.”

Isaac Berensztejn
Chief Financial Officer & Investor Relations Officer	Born: Appointed: Business experience:

May 23, 1954

2004

Financial Officer of Star One, Telemar and Telerj; Financial Department Chief and Director of Corporate Planning of Embratel; Financial Superintendent of Metrored; Investments manager of Telos.

Fiscal council

Under our by-laws, we are required to, and currently maintain, a permanent Conselho Fiscal, or fiscal council. In accordance with Brazilian corporate law and our by-laws, the fiscal council comprises a minimum of three and a maximum of five members and an equal number of alternates. The members of the fiscal council are elected for one-year terms. Preferred stockholders, who do not otherwise have voting rights, are entitled to elect, as a class, one member of the fiscal council and the respective alternate member, by majority vote of the stockholders present at the meeting at which members of the fiscal council are elected. Non-controlling holders of common shares composing at least 10% of the common shares outstanding may also elect one member of the fiscal council and the respective alternate. Controlling holders of common shares would be entitled to elect one member of the fiscal council for each member elected by the preferred stockholders and non-controlling holders of common shares and to elect one member and his or her alternate.

The primary responsibility of the fiscal council, which is independent of management and the external auditors, is to review the audited consolidated financial statements and report on them to the stockholders. In compliance with the listed company audit committee rules of the NYSE and the SEC applicable to foreign issuers, which became effective on July 31, 2005, we designated and empowered our fiscal council to perform audit committee functions in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3), pursuant to a regimento interno, or an internal ruling, and certain amendments to our by-laws, each approved by our shareholders in July 2005.

Under the regimento interno and our by-laws, to the extent permitted by Brazilian law, the fiscal council is responsible for the appointment, retention and oversight of the work of any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, is charged with setting up complaint procedures, has the authority to engage advisors and has access to funding to compensate those advisors.

The following are the current members of the fiscal council:

Name	Position
Ruy Dell’Avanzi	Member
Edison Giraldo	Member
Celene de Carvalho Jesus	Member (1)
Luiz Roberto de Abreu Dias	Alternate (1)
Eduardo Felipe da Silva	Alternate
Valter Nogueira	Alternate

(1)	Appointed by minority shareholders.

New York Stock Exchange significant corporate governance differences disclosure

On November 4, 2003, the New York Stock Exchange, or NYSE, established new corporate governance rules. Under the rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. Under these rules, we are required to set forth in our annual report to shareholders a description of the significant differences between Embratel Holdings’ corporate governance practices and those that would apply to a U.S. domestic issuer under the NYSE corporate governance rules. The following table summarizes these differences.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	Embratel Holdings is a controlled company because more than a majority of its voting stock is owned by Telmex. As a controlled company, Embratel Holdings would not be required to comply with the majority of independent directors requirements if it were a U.S. domestic issuer.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach
There is no Brazilian legal requirement that Embratel Holdings have independent directors.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	The non-management directors of Embratel Holdings meet at regularly scheduled executive sessions without management.

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

Embratel Holdings has a permanent fiscal council, in accordance with the applicable provisions of Brazilian corporate law. As required by Brazilian corporate law, our fiscal council is independent of our management and external auditors.

In compliance with the listed company audit committee rules of the NYSE and the SEC applicable to foreign issuers, which became effective on July 31, 2005, Embratel Holdings designated and empowered its fiscal council to perform audit committee functions in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3), pursuant to a regimento interno and certain amendments to its by-laws. Each member of Embratel Holdings’ fiscal council also meets the NYSE independence requirements that would apply to audit committee members if Embratel Holdings did not rely on the exemption set forth in Exchange Act Rule 10A-3(c)(3).

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under Brazilian corporate law, shareholder pre-approval is required for the adoption of equity compensation plans.

Section	NYSE Corporate Governance Rule for U.S. Domestic Issuers	Our Approach

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Embratel Holdings does not have formal corporate governance guidelines yet, but a newly created officer position has been charged with the responsibility of developing and monitoring our corporate governance policies.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Embratel Holdings has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer and all officers and employees.

303A.12	Each listed company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	Embratel Holdings’ Chief Executive Officer will promptly notify the NYSE in writing after any executive officer of Embratel Holdings becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance rules.

Compensation

For the year ended December 31, 2005, the aggregate amount of compensation, including benefits in kind, pension, and other retirement benefits, provided to directors and members of the administrative, supervisory or management bodies of Embratel Holdings and its subsidiaries, as a group, was R$10.1 million, of which R$9.9 million represented compensation provided to directors and members of our management, and R$0.2 million represented remuneration provided to members of our fiscal council.

Stock option plan

At the Extraordinary General Meeting of Shareholders held on December 17, 1998, our shareholders approved the creation of a stock option plan. On the same date, our board of directors created the stock option committee to implement the stock option plan, including determining to whom and in what quantities options would be granted. The current members of the committee are Carlos Henrique Moreira and José Formoso Martínez.

The total number of shares under the stock option plan may not exceed 10% of the total number of outstanding shares of Embratel Holdings (in accordance with the authorized capital limits). These shares may be provided from treasury shares or new issuances of shares. The plan allows grants of options to purchase preferred shares of Embratel Holdings to directors, officers and employees of Embratel Holdings and its affiliates and certain other persons at an exercise price equal to the market price on the grant date. The options become exercisable over a three to four year period and expire ten years from the grant date. Until the third quarter of 2001, exercise price was adjusted for inflation using the IGP-M index. Options granted under the plan vest automatically upon the occurrence of certain events, including a change in control of Embratel Holdings. Upon Telmex’s acquisition of a controlling stake of Embratel Holdings on July 23, 2004, all granted options vested and must be exercised within the original exercise period.

In 2005, no employees were granted options to purchase Embratel Holdings’ shares under the stock option plan. There were 3,170 million open options at December 31, 2005, with a weighted average exercise price of R$6.61 per thousand shares for options granted up to 2005. The acquired shares maintain all of the rights pertaining to the shares of the same class, including dividends. No new options were granted after the change of control in the second half of 2005.

Each option is exercisable for 1,000 shares. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)
Open options as of December 31, 2004		7,168,494
Options offered in 2005		—
Options sold in 2005		(391,529)
Options cancelled in 2005		(3,606,805)

Open options as of December 31, 2005		3,170,160

Weighted average exercise price of the purchase options on December 31, 2005 (per thousand shares, expressed in reais)	R$	6.61

For additional information about the options granted and outstanding, see Note 28.f to our consolidated financial statements.

Indemnification

We maintain directors and officers liability insurance insuring our directors, officers and key employees against liabilities incurred in connection with their exercising their roles as director or officer.

Employees

The following table shows the numbers and distribution of our employees as of the end of each year in the three-year period ended December 31, 2005.

	December 31,
	2003	2004	2005
Number of employees at the end of the period:
Embratel Holdings	12,470	13,882	13,888
Employees by category of activity:
Telecommunications Services
Embratel	11,402	12,965	13,189
Vésper(1)	877	722
Telmex do Brasil	—	—	159
PrimeSys	—	—	345
Space Services	191	195	195
Repair, Engineering and Maintenance	31%	28%	32%
Customer Service and Marketing	51	51	48
Administration	18	21	20

(1)	Vésper was acquired in 2003. Vésper employees were transferred to Embratel in 2005.

(2)	Telmex do Brasil and PrimeSys were acquired in 2005.

Wages and benefits

We establish wages on a bi-annual basis following negotiations with our unions. We negotiated a 4.20% wage increase to our unions for 2005-2006. The provisions of our collective bargaining agreements with our unions also apply to our non-union employees. We also maintain a benefits program consisting primarily of an employee profit sharing plan, the terms of which are established in cooperation with our employee committee. All employees participate in the employee profit sharing plan. Our employee profit sharing plan ties incentives to performance indicators including revenue growth, cost containment, customer satisfaction and quality of work. We also maintain incentive compensation arrangements for management.

Labor unions

Approximately 26.8% of Embratel’s employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter, 17.4% of the employees of Star One and 74.8% of the employees of PrimeSys are associated with labor unions. None of the employees of Vésper or Telmex do Brasil are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Our relationship with our employees and their unions is generally good. We have not experienced a work stoppage that had a material effect on our operations for many years.

Except for labor agreements with PrimeSys and BrasilCenter employees in Ribeirão Preto and Goiânia, labor agreements with our employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the two-year labor agreements, however, are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Star One and Vésper are effective.

Employee benefit plans

We have established a pension fund, Fundação Embratel de Seguridade Social – Telos, known as Telos, the purpose of which is to supplement government-provided retirement benefits for our employees. Telos administers two different plans. The first is a defined benefit plan under which we make monthly contributions to Telos, currently equal to 20.14% of the aggregate salary base. In addition, we contribute 2.32% of the aggregate salary base for funding the post-retirement medical plan for seven employees who remain in the defined benefit plan. Each employee member of this first plan also makes a monthly contribution to Telos based on age and salary. Members of Telos generally qualify for full pension benefits after reaching age 58 and having completed at least 35 years of service for men and 30 years of service for women. The second plan is a defined contribution plan. All new employees only have the option to enter this defined contribution plan. Approximately 87.28% of all our employees, including Star One employees, belong to the new defined contribution plan. We match employees’ contributions to the fund up to a maximum of 8% of each employee’s salary.

Telos operates independently from us, and its assets and liabilities are fully segregated from ours. See Note 25 to our audited consolidated financial statements.

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

Telmex is currently our controlling shareholder. Telmex’s ownership of our shares is held through four subsidiaries, Startel Participações Ltda., New Startel Participações Ltda., Telmex Solutions Telecomunicações Ltda. and Controladora de Servícios de Telecomunicaciones, S.A. de C.V., or Consertel.

In July 2004, Telmex completed its purchase from MCI, Inc. of 51.8% of our common shares. Under the purchase agreement, announced in March 15, 2004 and subsequently amended, Telmex paid an aggregate of US$400 million for MCI’s interest. On December 13, 2004, Telmex completed a tender offer for our outstanding common shares in which it increased its ownership in our common shares to 90.3% at a price of R$15.59 per 1,000 common shares. In May 2005, Telmex increased its ownership in our shares to 95.1% of our common shares and 45.4% of our preferred shares in our capital increase. On October 24, 2005, we acquired Telmex do Brasil and a 37.1% stake in Net through the issuance of common shares to Telmex. As a result, Telmex increased its participation to 97.3% of our common shares and 45.4% of our preferred shares.

The table below provides information on the common and preferred shares owned by shareholders known to us to hold more than 5% of our common shares as of June 19, 2006.

Name of owner	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Number of Preferred Shares Owned	Percentage of Outstanding Preferred Shares	Total	%
Telmex, through subsidiaries:
Controladora de Servícios de Telecomunicaciones, S.A. de C.V.	230,452,628,060	44.97%	2,661,105,000	0.56%	233,113,733,060	23.58%
Startel Participações Ltda.	148,345,890,385	28.95	118,103,552,586	24.80	266,449,442,971	26.95
New Startel Participações Ltda.	5,619,208,511	1.10	4,470,908,233	0.94	10,090,116,744	1.02
Telmex Solutions Telecomunicações Ltda.	114,368,209,714	22.32	90,996,760,410	19.11	205,364,970,124	20.77

Total	498,785,936,670	97.33%	216,232,326,229	45.40%	715,018,262,899	72.31%

Distribution of Shareholders

As of June 19, 2006, there were approximately 1.5 million beneficial holders of our preferred shares and approximately 1.8 million beneficial holders of our common shares in Brazil.

As of June 19, 2006, ADSs represented approximately 16.0% of our outstanding preferred shares. None of our common shares are represented by ADSs.

Related Party Transactions

We engage in a variety of transactions in the ordinary course of business with Telmex, with subsidiaries of Telmex and with other companies that may be deemed to be under common control with us, including América Móvil. The terms of our operational arrangements with Telmex, with subsidiaries of Telmex and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties. These transactions and arrangements are summarized below:

•	We complete international traffic from subsidiaries of Telmex and América Móvil in Mexico, Chile and Argentina. Subsidiaries of Telmex and América Móvil in Mexico, Chile and Argentina complete international traffic from us.

•	América Móvil’s subsidiary, Telecom Americas S.A., which operates under the brand name “Claro,” provides telecommunications services in the same geographical markets as we do. As a result, we have extensive operational relationships with Claro. We originate mobile domestic and international long distance from Claro and terminate mobile domestic and international long distance traffic to Claro. We also transport Claro’s traffic and lease lines to Claro.

•	Through our subsidiary, BrasilCenter, we provide call center services to Claro.

We have also engaged in other transactions with Telmex and its subsidiaries or with affiliates of Telmex. These are summarized below:

•	In June 2005, we reached an agreement to settle disputes relating to co-billing and other matters with Claro in the amount of R$27.5 million. The terms of this settlement agreement were comparable to those of the settlement agreements concluded with other fixed and mobile telecom operators since 2004.

•	In October 2005, we acquired Telmex do Brasil and Telmex’s 37.1% equity interest in Net. We issued to Telmex 230,452,649,971 new common shares, valued at approximately R$6.40 per 1,000 common shares, as consideration for the acquisition of Telmex do Brasil and Telmex’s interest in Net.

•	In November 2004, Embratel entered into a US$75 million credit agreement with Banco Inbursa, Institución de Banca Múltiple, Grupo Financiero Inbursa, or Banco Inbursa. Banco Inbursa, like Telmex, is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of its voting stock. A loan for US$25 million remains outstanding under the credit agreement and is scheduled to mature in November 2006.

•	On February 8, 2006, Embratel and Net signed an agreement that permits Embratel to use Net’s network and support services, furthering the partnership between Embratel and Net for the planned launch of a joint “triple play” offering for the residential market, an integrated voice, broadband and video offering through a single network infrastructure and joint mailing of bills. As a result of this offering, Embratel will not only benefit from Net’s network but will also gain access to Net’s subscriber base and sales channels.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Part III—Item 18. Financial Statements.”

Legal Proceedings

We are involved in a variety of legal proceedings in the ordinary course of our business. In accordance with the accounting practices adopted in Brazil, we record provisions for and discuss in our financial statements claims for which we consider a loss to be probable. In the notes to our audited consolidated financial statements we discuss, without recording a provision, claims for which we believe loss to be possible. Claims for which we consider the probability of loss to be remote are not provisioned for and are only discussed in our audited consolidated financial statements when relevant.

The breakup of Telebrás

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

It is theoretically possible under Brazilian law for a court to require that the breakup be unwound, although we believe that this is unlikely to occur. We were a party in a public civil action brought by the Federal Department of Justice initially to impede the privatization auction. This lawsuit, filed before the 1a Vara Federal do Rio de Janeiro, or the 1st Chapter of the Rio de Janeiro District Court, on July 27, 1998, was dismissed, but a final decision is still pending because the dismissal has been challenged.

Foreign source operating income

Foreign source operating income consists of payments made to us by foreign companies for connecting incoming international calls to Brazil. In March 1999, Embratel received from the Federal Revenue Agency (SRF) a tax assessment in the amount of R$287 million for failing to pay income tax on net foreign source operating income for the years 1996 and 1997, which we consider non-taxable. In June 1999, Embratel received an assessment of an additional R$64 million for 1998. An appeal with respect to the first assessment is pending with the administrative tax court. The second assessment was upheld at the administrative level. We appealed this decision. On appeal, the Tribunal Regional Federal, or the Federal Circuit Court, ruled against Embratel, but the same court subsequently modified the decision and ruled in favor of Embratel. We plan to continue to dispute the assessment and to discuss this issue with the appropriate authorities. See Note 24.2.b to our audited consolidated financial statements.

Withholding tax on remittances to foreign telecommunications companies

We regularly make payments to foreign telecommunications companies for completing international calls that originate in Brazil and terminate in a foreign country. Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 25% from payments to foreign companies for such services. However, pursuant to the International Telecommunications Regulations approved in Melbourne, Australia on December 9, 1988, known as the Melbourne Regulations, we have never withheld Brazilian income tax from such payments. In turn, the Federal Revenue Agency concluded that, beginning in October 1998, we were exempt from any such withholding requirement. See Note 24.2.i to our audited consolidated financial statements.

On December 23, 1999, we received a tax assessment from the SRF in the amount of R$411 million for failing to pay the related withholding tax on outbound revenue for the period from December 1994 to October 1998. We challenged this assessment, contesting the criteria used by tax auditors to impose the assessment and alleging that other double taxation treaties should apply to remittances made to countries that are parties to such treaties. The administrative judges issued a decision reducing our liability under the tax assessment from R$411 million to R$13 million. The administrative judges arrived at this decision by amending the criteria used by tax auditors to impose the assessment and taking into account the exclusion of payments to countries with double taxation treaties. In December 2003, the second administrative level unanimously confirmed the reduction of the fine. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, which totaled R$39.4 million, were paid and recognized as expense in the first quarter of 2003.

PIS credits and COFINS on inbound revenues

In August 2001, we received two tax assessments from the Federal Revenue Agency, totaling R$501 million, including fines and interest, for PIS/COFINS taxes payable in prior years. The first claim, in the amount of R$159 million, is related to PIS charges before 1995. In July 2002, the administrative tax court issued a decision upholding the assessment, which we appealed. We are still waiting for a final decision.

The second claim, for R$342 million, was related to a COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. In July 2002, the administrative tax court reduced the assessment by R$220 million as a result of mistakes that the tax authorities had made in calculating the fine. We appealed the decision and the administrative tax court rendered a new decision, reducing the tax assessment to R$237 million. We have appealed the new judgment to the administrative tax court and are still awaiting a decision.

The possible losses related to these assessments amount to R$395.6 million as of December 31, 2005.

In 2005, Vésper and Telmex do Brasil received tax assessments from the Federal Revenue Agency for PIS/COFINS taxes payable in prior years totaling R$9.7 million, including fines and interest. We have recorded provisions in our consolidated financial statements only for the losses that we consider probable, which amount to approximately R$1.4 million.

Offset of PASEP tax credit against amounts due to PIS

The Supremo Tribunal Federal (STF), or the Brazilian Supreme Court, recognized our right to offset amounts improperly paid to the Civil Servant Employee Savings Program, or PASEP, in the period from January 1989 to August 1995 against amounts due to the Social Integration Program, or PIS. Based on a preliminary court ruling on July 28, 1999, the overpaid PASEP amount was offset against the amounts due in respect of PIS for the period from July 1999 to November 2000. However, we continued to record the corresponding liability to PIS on our balance sheet until a final court ruling was rendered. On August 29, 2005, we were informed that the Tribunal Regional Federal da 2a Região, or the Appellate Court of the 2nd Circuit, definitively recognized our right to this tax credit and offset. In light of this decision, we recorded an additional credit of R$18 million, in addition to the monetary correction described in Note 9 to our audited consolidated financial statements, which will be used to offset future payments to PIS and we reversed the liability to PIS in the amount of R$151.2 million as of December 31, 2005, of which R$6.9 million in interest was recorded as financial income (expense).

ICMS on international outbound traffic and bundled services

We have received a number of tax assessments by certain state tax agencies alleging improper use of ICMS tax credits and underpayment of ICMS taxes on international outbound traffic and certain bundled services, which we consider exempt or non-taxable for ICMS tax purposes. The possible losses related to these assessments amount to approximately R$1,766 million. We have recorded a provision in our consolidated financial statements only for the losses we consider probable, which amount to approximately R$376.2 million as of December 31, 2005.

In July 2002, Star One received a tax assessment in the amount of R$236 million for failure to pay ICMS taxes on the rental of transponders and on broadband Internet services. In July 2005, the amount of the assessment was reduced on appeal, and final decision is still pending on appeal. We have determined that the losses related to this tax assessment are only possible.

Vésper and Telmex do Brasil have received similar ICMS tax assessments, for which we have recorded a provision in our consolidated financial statements of approximately R$15.7 million, the amount of the losses we consider probable.

CSLL (Social contribution on profit)

We filed a writ of mandamus seeking to suspend our liability for a CSLL assessment and to obtain a declaration that the statute of limitations on this assessment had lapsed. The CSLL assessment is in the amount of R$76.9 million and is related to a decision by the Federal Revenue Agency to reject an offset against other tax credits in 1999. In December 2005, the second judicial level granted a preliminary injunction in our favor based on the lapse of the applicable statute of limitations. We have determined that the losses related to the CSLL assessment are possible but not probable.

FUST (Telecommunications Systems Universalization Fund)

In January 2006, along with our subsidiaries Vésper, Telmex do Brasil and PrimeSys, we filed a writ of mandamus with an injunction request, challenging Anatel’s Abridgement no. 1/2005, which declared that telecommunication operators are not allowed to exclude revenues transferred and/or received for interconnection and leased lines (Exploração Industrial de Linha Dedicada, or EILD) from taxable income subject to FUST. This interpretation reversed Anatel’s earlier view, according to which taxable income derived from interconnection and EILD was not subject to FUST. The historical value of the FUST excluded from our taxable income is R$115.2 million. Although a portion of this amount has been deposited until the resolution of this dispute, we have determined that the losses related to this contingency are merely possible and have not recorded a provision in our consolidated financial statements.

Rate readjustments

In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. These tariff increases were challenged in the Brazilian courts. On September 11, 2003, the 2a Vara Federal do Distrito Federal, or the 2nd Chapter of the Federal District Court, issued an injunction requiring the tariff increase to be based on the IPCA inflation index, rather than the IGP-DI index used in the tariff rate formulas established in the concessions. We and the three regional telecommunications operators adopted tariff rate increases based on this injunction. The change affected both the rates that we charged to our customers and the rates that we paid for interconnection. On July 1, 2004, the Corte Especial do Superior Tribunal de Justiça, or the Special Tribunal of the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, must be used to calculate the increases in tariffs in the future. Companies were allowed to increase tariffs to reflect the IGP-DI inflation index, but the court decided that the difference in tariffs would not be applied retroactively. To minimize the effect on inflation, telecommunications companies agreed with Anatel and the Ministry of Communications that any increases in the rates to reflect the IGP-DI inflation index would be made gradually.

As a result of the decision by the Special Tribunal of the Higher Court of Justice, in 2004, we reversed a provision of R$66 million, recorded as cost of services and goods sold, corresponding to the period from July through December 2003. See Note 8 of our audited consolidated financial statements.

Interconnection fee litigation

We have had a number of disputes with local operators over interconnection fees and other issues all of which have been resolved. In the fourth quarter of 2004, we concluded an agreement between Embratel and Telemar and an agreement between Embratel and Brasil Telecom. Under these settlements with the two largest claimants, the parties agreed to extinguish all legal claims, and we agreed to pay R$304 million to Telemar and R$153 million to Brasil Telecom, of which we paid R$248 million in 2004 and R$209 million in six monthly installments beginning in December 2004.

Miscellaneous litigation

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the normal course of business. These include, among others, an arbitration decision regarding a breach of contract claim, labor claims, the assessment of fines regarding the INSS (Brazilian Social Security Institute), regulatory sanctions for failure to meet certain quality standards and a tax assessment regarding Star One’s administration of ICMS. For more information, see Note 24 of our audited consolidated financial statements.

Telebrás’ legal proceedings

Telebrás, our legal predecessor, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Under the terms of the breakup, liability for any claims arising out of acts committed by Telebrás before the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the holding companies formed from Telebrás are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the registrant or one of the other holding companies formed from Telebrás. Creditors of Telebrás could challenge this allocation of liability until September 14, 1998. We are not aware of any such challenge having been made.

Although we are considered to be a surviving entity of Telebrás for financial reporting purposes under U.S. GAAP, we will not be liable for any claims arising out of acts committed by Telebrás except for such claims as have been assigned to us under the terms of the breakup and except for labor and tax claims as discussed above.

Distribution Policy and Dividends

Mandatory dividend

According to our by-laws, we are required to distribute, as a mandatory dividend with respect to each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of the adjusted net income as of December 31 of each year or 6% of paid-in capital, whichever is greater.

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

Priority and amount of preferred dividends

Our by-laws provide for (1) a minimum yearly per share dividend equal to 6% of the amount obtained by dividing the total share capital by the total number of shares or (2) the right to receive dividends, per preferred share, at least 10% greater than the dividends attributed to each common share, whichever is higher. As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends before any distribution of cash dividends to the holders of our common shares in a certain year. In addition, in case of item (1) above, distributions of cash dividends in any year are made:

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

Suspension of mandatory dividend

Under Brazilian corporate law, a company is permitted to withhold payment of the mandatory dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if:

•	the shareholders meeting so decided exclusively for collection of resources by issuing debentures, not convertible into shares, provided that no shareholder votes against it;

•	its board of directors and fiscal council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company;

•	the shareholders ratify this decision at the shareholders’ meeting (in which case the board of directors must forward to CVM, within five days of the shareholders’ meeting, a justification of the information provided at such shareholders’ meeting); and

•	the profits that were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the company’s financial situation permits.

For the purposes of Brazilian corporate law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits.

Statutory reserve

At each annual shareholders’ meeting, the board of directors is required to suggest the allocation of net profits obtained during the preceding fiscal year. Under Brazilian corporate law, we are required to maintain a statutory reserve, to which we must allocate 5% of net profits for each fiscal year, up to the moment in which such reserve equals 20% of our paid-in capital. Net losses, if any, may be charged against the statutory reserve if necessary.

The statutory reserve can only be used for future capital increases or to offset accumulated losses.

Contingency reserve and unrealized revenue reserve

Brazilian corporate law also provides for two additional discretionary allocations of net profits to special accounts, which are also subject to approval by shareholders at the annual shareholders’ meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either:

•	reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

•	written off if the anticipated loss occurs.

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

The unrealized revenue reserve can only be used when dividends are received from subsidiaries.

The profits registered in the unrealized revenue reserve, when received and if not absorbed by the losses of subsequent years, must be added to the first dividend declared after the respective realization.

According to Brazilian corporate law, the profits not registered in any of the permitted reserves shall be distributed as dividends.

Since Law No. 10,303/01 was enacted on October 31, 2001, Brazilian entities have been subject to a material change in accounting for unrealized earnings reserves. Until October 31, 2001, the unrealized earnings reserve was calculated on the basis of increases in shareholders’ equity and was reduced as dividends were paid to preferred shareholders. According to guidance published by the CVM on January 16, 2003, the unrealized earnings reserve established before October 31, 2001 will retain its original characteristics, i.e., will be available for use as the basis of calculations of dividends. For periods after October 31, 2001, the unrealized earnings reserve reflects the amount by which the statutory dividend exceeds the net earnings for the applicable period and thus remains unpaid.

Payment of dividends

We are required by law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year at which, among other issues, an annual dividend may be discussed and declared by decision of our common shareholders, acting on the recommendation of our officers, as approved by the board of directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ended December 31, 2005. On April 24, 2006, our shareholders approved the distribution of R$146.7 million of dividends to our preferred shareholders for the fiscal year ended December 31, 2005. The dividend was paid on June 23, 2006.

Under Brazilian corporate law, dividends are required to be paid, within 60 days following the date the dividend is declared, to shareholders of record on the dividend declaration date, unless a shareholders’ resolution sets forth another date of payment, which must occur before the end of the fiscal year in which such dividend was approved. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. We are not required to adjust the amount of paid-in capital for inflation.

If a shareholder is not a resident of Brazil, he or she must register with the Central Bank of Brazil to be eligible to receive dividends, sales proceeds or other amounts with respect to his or her shares outside of Brazil. Our preferred shares underlying the ADSs are held in Brazil by the Brazilian custodian, Banco Itaú S.A., as the agent for The Bank of New York, or the Depositary, which is the registered owner of our shares.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the Depositary, who will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. If the custodian is unable to immediately convert the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

ITEM 9.	THE OFFER AND LISTING

Price History of Stock

The table below sets forth for the periods indicated the high and low sales prices for our preferred shares as reported on the São Paulo Stock Exchange.

	Prices per 1,000 preferred shares
	High		Low
	(in nominal reais)
2001	R$	34.80	R$	6.20
2002		11.38		1.35
2003		10.95		2.87
2004		9.84		5.06
2005		6.99		3.70
2004
First Quarter		9.84		7.39
Second Quarter		9.18		6.22
Third Quarter		8.45		6.42
Fourth Quarter		6.53		5.06
2005
First Quarter		5.29		3.70
Second Quarter		5.38		3.96
Third Quarter		5.55		4.29
Fourth Quarter		6.99		5.15
2006
First Quarter		6.77		4.50
January 2006		6.77		5.90
February 2006		5.87		4.90
March 2006		5.45		4.50
April 2006		5.55		4.61
May 2006		6.99		4.22
June 2006		6.72		6.32
July 2006 (through July 11)		6.66		6.59

The table below sets forth for the periods indicated the high and low sales prices for our ADSs as reported on the New York Stock Exchange, or NYSE.

	U.S. dollars per ADS
	High		Low
2001	US$	17.63	US$	2.25
2002		4.88		0.40
2003		18.42		4.00
2004		17.20		8.84
2005		15.08		7.54
2004
First Quarter		17.20		12.30
Second Quarter		16.01		9.73
Third Quarter		13.85		11.07
Fourth Quarter		11.82		8.84
2005
First Quarter		9.92		7.54
Second Quarter		11.06		7.69
Third Quarter		12.03		9.00
Fourth Quarter		15.08		11.59
2006
First Quarter		14.86		10.42
January 2006		14.86		13.20
February 2006		13.18		11.49
March 2006		13.04		10.42
April 2006		13.27		10.91
May 2006		16.10		12.58
June 2006		15.58		14.03
July 2006 (through July 11)		15.49		14.94

On June 16, 2003, we implemented a ratio change of our ADSs solely to comply with the minimum share price (US$1.00) requirement for maintaining the listing of our ADSs on the NYSE. The ratio change is in the proportion of one ADS equal to 5,000 preferred shares. There was no change in the underlying preferred shares. Sale prices for periods prior to the ratio change have been adjusted to give effect to the ratio change.

Markets

Trading on the Brazilian Stock Exchanges

The São Paulo Stock Exchange is a not-for-profit entity owned by its member brokerage firms. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange is open for trading from 10:00 a.m. to 5:00 p.m. Market makers exist on the São Paulo Stock Exchange but are only authorized to make markets in options for stock indices that are traded on the São Paulo Exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas), an electronic trading system operating at the São Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the São Paulo Stock Exchange may be effected off the Exchange under certain circumstances, although such trading is very limited.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo

Stock Exchange is the Companhia Brasileira de Liquidação e Custódia, or the Brazilian Settlement and Custody Company, which is owned by members of the Exchange.

At December 31, 2005, the aggregate market capitalization of the 381 companies listed on the São Paulo Stock Exchange was approximately US$666.6 billion. Although all the outstanding shares of a listed company may trade on São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons who rarely trade their shares. Even though the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 2005, the daily trading volumes on the São Paulo Exchange averaged approximately US$482.1 million. In 2005, the ten most actively traded issues represented approximately 51.3% of the total trading in the cash market on the São Paulo Stock Exchange.

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

Under Brazilian corporate law, a company is either public, a companhia aberta, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where its head office is located. Once this stock exchange has admitted a company for listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

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

By-laws

Embratel Holdings is registered before the Junta Comercial do Estado do Rio de Janeiro, JUCERJ, under No. 3330026237-7. According to Section 2 of our by-laws, our main corporate purpose is to exercise control of Embratel, and its subsidiaries. There are no provisions in Embratel Holdings’ by-laws with respect to (1) a board member’s power to vote on proposals in which the board member has a material interest; (2) a board member’s power to vote in favor of compensation for himself in the absence of an independent quorum; (3) age limits for retirement of board members; (4) required shareholding for officer qualification; (5) anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or (6) disclosure of share ownership. However, Brazilian corporate law requires that a director (conselheiro) of a corporation (sociedade anônima) own shares in that corporation.

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

Our issuance of commercial paper, and the incurrence of certain material obligations, shall be preceded by approval from the board of directors, according to the provisions set forth in Section 17 of our by-laws.

Our share capital comprises preferred shares and common shares, all without par value. At December 31, 2004 and 2003, there were 210,029,997,060 preferred shares and 124,369,030,532 common shares. At December 31, 2005, as a result of our issuance of 266,248,325,303 preferred shares and 157,658,651,441 common shares in a capital increase and our issuance of new common shares as consideration for its acquisition of Telmex do Brasil and Telmex’s equity interest in Net, our share capital increased to R$5,074,940,769.50, represented by 988,758,654,307 shares, of which 512,480,331,944 are common shares and 476,278,322,363 are preferred shares. Share capital may be increased by resolution of the board of directors, up to the limit authorized by the by-laws. Any increase in the authorized capital must be approved by a shareholder vote.

Preferred shares are non-voting, except under limited circumstances, and are entitled to a preferred, non-cumulative dividend, and stand in a senior level compared to common shares in the case of liquidation. Under Brazilian corporate law, we are entitled to keep a two-thirds ratio of the total number of non-voting shares and shares with limited voting rights to the total number of shares.

Our controlling shareholders elected the members of the board of directors. Board members, even if elected by one specific shareholder, have fiduciary duties towards the company and all of its respective shareholders. Non-controlling shareholders holding common shares representing at least 15% of our voting capital, and preferred class shares representing at least 10% of our total share capital, have the right to appoint each one member to our board of directors. If no group of common or preferred class shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member to our board of directors. Under Brazilian corporate law, shareholders representing at least 5% of our voting capital have the right to demand that a multiple voting procedure be adopted, which entitles each common share to as many votes as there are board members and gives each common share the right to cast those votes cumulatively for only one candidate or to distribute its votes among several candidates.

Voting rights

Each of our common shares entitles the holder to one vote at shareholders’ meetings. Preferred shares do not entitle the holder to vote at such shareholders’ meetings, except under specific circumstances, as set forth below. Ordinarily, holders of preferred shares are only entitled to attend and to discuss, but not to vote on, the issues discussed at shareholders’ meetings.

One of the three members of the fiscal council, and his or her alternate, are elected by a majority vote of the holders of preferred shares. Such election is held at the annual common shareholders’ meeting, by the then present holders of preferred shares, for the positions available in the fiscal council.

Brazilian corporate law provides that certain non-voting shares, such as our preferred shares, are entitled to voting rights in the event a company fails for three consecutive fiscal years to pay the dividend to which such non-voting shares are entitled. In this case, the voting rights of these shares shall extend until the date in which the payment of the accrued and unpaid dividend is made.

Our preferred shares are entitled to full voting rights with respect to:

•	the approval of any long-term contract between Embratel Holdings or any of its affiliates, on the one hand, and any controlling shareholder, or an affiliate of that controlling shareholder, on the other hand;

•	resolutions modifying certain provisions of the by-laws; and

•	any resolution submitted to the shareholders’ meeting for the delisting of the shares or during liquidation.

Any change in the preference, benefits, conditions of redemption and amortization of preferred shares, or the creation of a class of shares having priority or preference over preferred shares, would require the approval of holders of a majority of the outstanding preferred shares at a special meeting of holders of the preferred shares. Such a meeting would be called by publication of a notice in two Brazilian official gazettes, at least thirty days before the meeting, but would not generally require any other form of notice.

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

All shareholders meetings, including the annual shareholders’ meeting, are convened by publishing, no fewer than fifteen days before the scheduled meeting date and no fewer than three times, a notice in the Diário Oficial do Estado do Rio de Janeiro and in a newspaper with general circulation in the city where we have our registered office, which is Rio de Janeiro. Our shareholders have previously designated Gazeta Mercantil for this purpose. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, an indication of the subject matter.

A shareholders’ meeting may be held if shareholders representing at least one-quarter of the voting capital are present. If no such quorum is present, notice must again be given in the same manner as described above except for the eight days’ prior notice, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as discussed below. A shareholder without a right to vote may attend a general shareholders’ meeting and take part in the discussion of matters submitted for consideration.

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

Redemption rights

Our common shares and preferred shares are not redeemable, except that a dissenting shareholder is entitled under Brazilian corporate law to obtain redemption upon a decision made at a shareholders’ meeting by shareholders representing at least 50% of the voting shares:

(a)	to create a new class of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares (unless such actions are provided for or authorized by the by-laws);

(b)	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

(c)	to reduce the mandatory distribution of dividends;

(d)	to change our corporate purposes;

(e)	to merge us with another company or consolidate us;

(f)	to transfer all of our shares to another company to make us a wholly owned subsidiary of such company, an incorporação de ações;

(g)	to approve the acquisition of control of another company at a price that exceeds certain limits set forth in Brazilian corporate law;

(h)	to approve our participation in a centralized group of companies as defined under Brazilian corporate law; or

(i)	if the entity resulting from (1) a merger, (2) an incorporação de ações as described in clause (f) above or (3) a spin-off that we conduct fails to become a listed company within 120 days of the general shareholders’ meeting at which such decision was taken.

Only holders of shares adversely affected by the changes mentioned in items (a) and (b) above may require us to redeem their shares. The right of redemption mentioned in items (e), (f) and (g) above may only be exercised if our shares do not satisfy certain tests of liquidity at the time of the shareholder resolution. The right of redemption lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting, unless, in the case of items (a) and (b) above, the resolution is subject to confirmation by the preferred shareholders (which must be made at a special meeting to be held within one year), in which case the 30-day term is counted from the publication of the minutes of the special meeting.

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

The São Paulo Stock Exchange operates a central clearing system. For Embratel Holdings’ shares to clear through the São Paulo clearing systems, the shares must be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are put under custody of the relevant stock exchange must be reflected in our shareholders’ register. Each participating shareholder will, in such case, be registered in the register of our beneficial shareholders, maintained by the relevant stock exchange, and shall obtain substantially the same information provided to the registered shareholders.

Liquidation procedures

In the event of the liquidation of Embratel Holdings, the holders of preferred shares would be entitled to priority in relation to the holders of common shares in the reimbursement of capital. The amount to which they would be entitled is based on the portion of the capital stock represented by the preferred shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all the creditors of Embratel Holdings had been paid, the residual assets would be used to return the amount of capital represented by the preferred shares to its holders. Once the holders of preferred shares had been fully reimbursed, the holders of the common shares would be reimbursed on the portion of the capital stock represented by the common shares. All the shareholders of Embratel Holdings would participate equally and ratably in any remaining assets.

Material Contracts

We are party to concessions and authorizations that authorize us to provide telecommunications and satellite services in accordance with specific terms. These concessions are described in “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Concessions and authorizations.”

Our agreements with related parties are described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Exchange Controls and Other Limitations Affecting Security Holders

There are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by American Depositary Shares, or ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of American Depositary Receipts, or ADRs.

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

Under Resolution No. 2,689, a foreign investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register its foreign investment with the Central Bank of Brazil.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Resolution No. 1,927 of the Conselho Monetário Nacional, or the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, which we call the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of ADSs by holders of ADRs outside Brazil are free of Brazilian foreign investment controls and holders of ADRs who are not resident in a tax haven jurisdiction (i.e., a country or location that does not impose taxes on income or where the maximum income tax rate is lower than 20%, or where the legislation imposes restrictions on disclosure of the shareholding composition or the ownership of the investment) will be entitled to favorable tax treatment.

An electronic registration has been issued by the custodian in the name of The Bank of New York, the Depositary, with respect to the ADSs. Pursuant to this electronic registration, the custodian and the Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, the holder may continue to rely on the custodian’s electronic registration for only five business days after the exchange. After that, the holder must seek to obtain its own electronic registration with the Central Bank of Brazil under Law No. 4,131 or Resolution No. 2,689. Thereafter, unless the holder has registered its investment with the Central Bank of Brazil, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares or common shares. A holder that obtains an electronic registration generally will be subject to less favorable Brazilian tax treatment than a holder of ADRs. See “—Taxation—Brazil.”

As of March 14, 2005, there is a single foreign exchange market in Brazil. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in this market. In the past, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. Although rates are freely negotiated in the foreign exchange market, they may be strongly influenced by the Central Bank of Brazil’s intervention.

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

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

According to Brazilian Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. If the disposition of assets is interpreted to include a disposition of the ADSs, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs by a non-resident of Brazil to another non-resident of Brazil. Because Brazilian Law No. 10,833 has not yet been the subject of authoritative interpretation, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between non-residents could ultimately prevail in the courts of Brazil.

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

Distributions of interest on capital paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the federal government, which is exempt from tax withholding; interest due to holders of ADSs or preferred shares who qualify for the benefits of the tax treaty with Japan, which is subject to 12.5% withholding tax; and, interest due to non-Brazilian holders of ADSs or preferred shares who reside in a tax haven, as defined above, which is subject to a 25% withholding tax, as described below) and we shall be able to deduct such amount for purposes of the Corporate Income Tax, or IRPJ, and Social Contribution on Profit, or CSLL, (both of which are levied on our profits) as long as the payment of a distribution of interest is approved in our annual shareholders’ meeting. The amount of distributions of interest on capital will be determined by our board of directors. No assurance can be given that our board of directors will not determine that future distributions of profits will be made by means of interest on capital instead of by means of dividends. Under Brazilian law and regulations, the amount paid to shareholders as interest on capital (net of any withholding tax) may be treated as payment in lieu of or as part of the mandatory dividend and preferred dividend. In addition, any Brazilian corporation distributing interest on capital is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the mandatory dividend.

Distributions of interest on capital in respect of the preferred shares, including to holders of ADSs, may be converted into U.S. dollars and remitted outside of Brazil to U.S. holders, subject to relevant exchange restrictions.

Beneficiaries domiciled in tax havens or low tax jurisdictions

Law No. 9,779, dated January 19, 1999, states that with limited exceptions, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary so residing or domiciled, the applicable income tax rate will be 25% instead of 15%. Currently, capital gains also are subject to the 25% tax, if the beneficiary resides in a tax haven. Pursuant to Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who reside in tax havens are also excluded, as of January 1, 2000, from the tax incentives granted to Annex IV investors, holders of ADSs and investors under Resolution No. 2,689, and will be subject to the same tax treatment applicable to other non-Brazilian holders.

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

The temporary contribution on financial transactions, or CPMF Tax, will not affect non-resident investors, unless the investor has a bank account in Brazil. Transactions made through a stock market are exempt of CPMF Tax. The responsibility for the collection of the CPMF Tax lies with the financial institution that carries out the relevant financial transaction. Additionally, when the non-Brazilian holder transfers the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF Tax is levied on the amount to be remitted abroad in reais.

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

Please consult your own tax advisors concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of shares of preferred stock or ADSs in your particular circumstances.

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

Taxation of dividends

The gross amount of cash dividends that you receive (prior to deduction of Brazilian taxes), generally, will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in reais will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the Depositary’s) receipt of the dividend, regardless of whether the payment is, in fact, converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual before January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15%, if the dividends are “qualified dividends.” Dividends paid on the preferred shares or ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The ADSs are listed on the New York Stock Exchange, or NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2006 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of shares of preferred stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and other dispositions

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of preferred stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares of preferred stock or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Net long-term capital gain recognized by an individual U.S. holder before January 1, 2011 is generally subject to taxation at a maximum rate of 15%.

Foreign tax credit considerations

You should consult your own tax advisors to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Brazilian taxes withheld from dividends on shares of preferred stock or ADSs, so long as you have owned the shares of preferred stock or ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Any such Brazilian taxes generally will be treated for U.S. federal income tax purposes as imposed on “passive” income (or, for taxable years beginning after December 31, 2006, as imposed on “passive category” income). Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law.

Brazilian taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income (or, for taxable years beginning after December 31, 2006, as imposed on “general category” income). Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisors regarding the creditability or deductibility of such taxes.

U.S. information reporting and backup withholding rules

Payments in respect of the shares of preferred stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Documents on Display

We are subject to the information requirements of the Exchange Act and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of these materials by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may also inspect our reports and other information at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov, on our website at http://www.embratel.com.br and at the offices of the NYSE. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

We also file financial statements and other periodic reports with the CVM.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because some of our financing costs are denominated in currencies, primarily the U.S. dollar, other than those in which we earn revenues, primarily the real.

Similarly, we are subject to market risk from changes in interest rates, which may affect the cost of our financing. As discussed in Note 23 to our audited consolidated financial statements, we use derivative instruments to manage risks and reduce our exposure resulting from fluctuations in currency exchange rates. However, we do not cover entirely our exposure to the currency exchange rate fluctuation risks through the use of such derivative instruments.

Foreign Currency Swap Agreements

Embratel has loans denominated in foreign currency, mainly U.S. dollars, with variable rates of interest. Accordingly, it is exposed to market risk from changes in foreign currency exchange rates and interest rates. Embratel manages risk arising from fluctuations in foreign currency exchange rates, which affect the amount of reais necessary to pay the foreign currency-denominated obligations, by using derivative financial instruments, primarily currency swaps.

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

Our policy is to conduct hedges on a case-by-case basis. We have determined that we will take opportunities to enter into derivative contracts when market conditions are favorable. To reduce the impact on its obligations of devaluations of the real, at December 31, 2005, Embratel had outstanding currency swap contracts in the notional amount of US$138.2 million, with maturities ranging from February 10, 2006 through December 12, 2008. Embratel also had US$305.0 million in currency forwards with maturities from January 2, 2006 to December 21, 2007. Under the terms of these swap arrangements, Embratel is required to pay the counterparties the amounts, if any, by which the variation of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) on the notional value exceeds the variation of the foreign currency exchange rate for the same period. Likewise, if the exchange rates exceed the CDI rate, we would receive the applicable difference. Each gain and loss attributable to these instruments resulting from changes in rates is accrued and recognized as an adjustment to interest income or expense in the period in which the change occurs.

The following tables present the currency swap transactions that we had outstanding as of December 31, 2005, 2004 and 2003:

As of December 31, 2005
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability)	Market Value
				(in thousands of U.S. dollars)	(in thousands of reais)
December 17, 2003 to May 30, 2005	February 10, 2006 to December 12, 2008	13	USD x CDI	105,249	41,601	42,122
July 16, 2005 to July 15, 2005	March 31, 2006 to April 1, 2008	14	EURO x CDI	32,928	2,236	1,038

Total				138,177	43,837	43,160

As of December 31, 2004
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability)	Market Value
				(in thousands of U.S. dollars)	(in thousands of reais)
December 11, 2003 to December 30, 2004	January 3, 2005 to December 12, 2008	31	USD x CDI	258,891	87,145	84,592

As of December 31, 2003
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability)	Market Value
				(in thousands of U.S. dollars)	(in thousands of reais)
May 8, 2001 to May 12, 2003	March 25, 2004 to June 1, 2004	9	JPY x CDI	91,283	516	(2,026)
October 31, 2001 to December 19, 2003	January 28, 2004 to December 12, 2008	48	USD x CDI	358,699	43,293	48,642

Total				449,982	43,809	46,616

Currency Forward

In 2005, Embratel also entered into currency forward agreements that are intended to protect it from increased liability under its foreign currency and interest rate in the eventual depreciation of the real against U.S dollar.

The contracts outstanding at December 31, 2005 were as follows:

As of December 31, 2005
Date of contracts	Expiration dates	Number of contracts	Classes	Notional amount	Accounting balance (liability)	Market Value
				(thousands of U.S. dollars)	(in thousands of reais)
August 4, 2005 to November 14, 2005	January 2, 2006 December 21, 2007	48	USD x R$	304,787	85,617	1,832

November 14, 2005	June 30, 2006 January 2, 2007	2	EURO x USD	258	31	(25)

Total				305,045	85,648	1,807

Exchange Rate Risk

In 2003, we consolidated our financial risk management processes and adopted the RiskMetrics Parametrical Value at Risk, or the VaR, system (a system used worldwide and adapted to the methodology of the Central Bank of Brazil). We seek to limit value at risk of exchange rate fluctuations to 5% of net equity. Our objective is to protect against variations in exchange rates for all foreign-denominated debt with a maturity of less than one year (market conditions permitting) through the use of currency swaps and other hedging strategies. Through this policy, we seek to balance the need for preserving cash and protecting against the negative effect of significant variations in exchange rates. We have exchange rate exposure with respect to the U.S. dollar and, to a lesser extent, the Euro. At December 31, 2005, our net indebtedness (taking into account the hedge effect) in foreign currency was R$1,567.4 million, which included R$1,473.8 million denominated in U.S. dollars, and R$93.7 million denominated in Euro.

In 2005, the U.S. dollar depreciated 11.82% with respect to the real. At December 31, 2005 the value of our U.S. dollar to real swap position was R$44.97 million (market value). From such amount, R$43.16 million were made through swap and R$1.81 million in forward. At December 31, 2005, the VaR system calculated the value at risk with respect to foreign-denominated debt for which we have not entered into currency swaps or other risk-management strategies as R$60.6 million, which is equivalent to 0.82% of net equity.

The potential immediate loss to us that would result from a hypothetical 20% change in foreign currency exchange rates based on this position would be approximately R$92.8 million, considering the offsetting effect of our derivative hedging instruments. In addition, if such a change were to be sustained, our cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 20% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above are denominated and does not take into account the offsetting effect of such a change on our foreign-currency denominated revenues (principally payments from international operators). Since consistent and simultaneous unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on our results of operations. In 2005, we reduced our foreign currency-denominated debt by US$218.7 million.

Interest Rate Risk

At December 31, 2005, we had, in all currencies, R$1,617.7 million in loans and financings outstanding, of which R$756.8 million bore interest at fixed interest rates, and R$860.9 million bore interest at floating rates. The potential loss that we would have suffered over one year resulting from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our indebtedness on December 31, 2005 would be R$10.5 million. We invest our excess liquidity (R$340.4 million at December 31, 2005) mainly in short-term instruments denominated in reais (and approximately R$27.9 million in U.S. dollar denominated instruments). The potential loss that we would have over one year resulting from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets on December 31, 2005 would be approximately R$6.4 million. The sensitivity analyses above are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g., U.S. dollars). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

In our next annual report on Form 20-F, we will be required for the first time to report on the effectiveness of our internal control over financial reporting as of December 31, 2006. If we have material weaknesses, we will be required to disclose them and to conclude that our internal control over financial reporting is not effective. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected. We have begun to review our internal control over financial reporting in anticipation of this requirement, and we have identified a material weakness with respect to our use of electronic spreadsheets in the preparation of our U.S. GAAP financial information in a manually intensive process different from that applicable to our financial statements prepared in accordance with the accounting practices adopted in Brazil. This contributed to an error with respect to the calculation of capitalized interest on assets under construction in accordance with U.S. GAAP in our financial statements as of and for the year ended December 31, 2004, as well as for prior dates and periods, and the reconciliation to U.S. GAAP for these dates and periods has been restated to correct this error. See Note 33 to our audited consolidated financial statements. To address this issue, (1) we are implementing new internal controls over the preparation of U.S. GAAP financial information, including hiring a U.S. GAAP specialist, (2) we are implementing new reconciliation processes to ensure consistency between data in our SAP R3 system and data used in preparing our U.S. GAAP financial information, and (3) we are improving our supervisory procedures relating to our U.S. GAAP financial information. There can, however, be no assurance that the issue will be resolved as of December 31, 2006.

We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, because of the material weakness in our internal controls over financial reporting described above, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2005 were not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including to our Chief Executive Officer and Chief Financial Officer, as appropriate in order to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

As described in Item 16D of this Form 20-F, in lieu of establishing an independent audit committee, we have designated and empowered our fiscal council to perform audit committee functions in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). Our board of directors has determined that one of the members of our fiscal council, Ruy Dell’Avanzi, is an audit committee financial expert, as defined in Item 16A of Form 20-F. Mr. Dell’Avanzi meets the applicable independence requirements for fiscal council membership under Brazilian law. He also meets the NYSE independence requirements that would apply to audit committee members if we did not rely on the exemption set forth in Exchange Act Rule 10A-3(c)(3).

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to the members of our financial department, including our Chief Executive Officer, Vice-President, Chief Financial Officer and Controller. The code of ethics is posted on our Internet website at http://www.embratel.com.br. A copy of the code of ethics may be obtained free of charge by accessing our website at the above address or by contacting our investor relations department at (55) 21 21 21 64 74. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our Chief Executive Officer, Chief Financial Officer or Controller in 2005.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Ernst & Young Auditores Independentes S.S. and its affiliates billed the following fees to us for professional services in 2004 and 2005.

	Year ended December 31,
	2004		2005
	(in thousands of reais)
Audit Fees	R$	1,380	R$	2,819
Audit-Related Fees		135		115
Tax Fees		78		84
All Other Fees		19		—

Total Fees	R$	1,612	R$	3,018

“Audit Fees” are the aggregate fees billed by Ernst & Young for the audit of our financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Ernst & Young for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and represent primarily services related to our capital increase. “Tax Fees” are fees for professional services rendered by Ernst & Young for tax compliance services. “All Other Fees” represent services related to the translation of reports from Portuguese into English.

Deloitte Touche Tohmatsu Auditores Independentes and its affiliates billed the following fees to us for professional services in 2004 and 2005.

	Year ended December 31,
	2004		2005
	(in thousands of reais)
Audit Fees	R$	502	R$	132
Audit-Related Fees		61		58
Tax Fees		100		—
All Other Fees		—		—

Total Fees	R$	663	R$	190

“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. In 2005, Audit Fees comprised fees incurred for professional services provided by Deloitte Touche Tohmatsu in connection with the audit of our financial statements included in our Form 20-F for the fiscal year ended December 31, 2004. “Audit-Related Fees” are fees charged by Deloitte Touche Tohmatsu for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. In 2005, Audit-Related Fees comprised fees incurred for professional services provided by Deloitte Touche Tohmatsu in connection with the SEC’s review of our Form 20-F for the fiscal year ended December 31, 2004. In 2004, these fees represented services related to the evaluation of administrative and financial controls in our subsidiaries. “Tax Fees” are fees for professional services rendered by Deloitte Touche Tohmatsu for tax compliance services.

Audit Committee’s Pre-approval Policies

Our fiscal council currently serves as our audit committee for purposes of the Sarbanes-Oxley Act of 2002. Our fiscal council requires management to obtain its approval before engaging independent auditors to provide any audit or permitted non-audit services to our subsidiaries or us. Pursuant to this policy, our fiscal council is required to pre-approve or approve any audit or permitted non-audit services provided by Deloitte Touche Tohmatsu, our principal auditor until July 2004 and Ernst and Young, our current auditor.

Each year, the independent auditor prepares a detailed list of services that it proposes to perform during the coming year or submits the services for approval on an individual basis, as needed. These proposed services are presented to the fiscal council, which considers and pre-approves or approves the services. Management is not permitted to engage our auditors for any audit or non-audit service that is not on the list of services pre-approved by the fiscal council without first returning to the fiscal council for approval of such additional services.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

In compliance with the listed company audit committee rules of the NYSE and the SEC applicable to foreign issuers, which became effective on July 31, 2005, we designated and empowered our fiscal council to perform audit committee functions in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3), pursuant to a regimento interno and certain amendments to our by-laws, each approved by our shareholders in July 2005. We believe that our fiscal council acts independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and satisfies the other requirements of Exchange Act Rule 10A-3.

Under the regimento interno and our by-laws, to the extent permitted by Brazilian law, the fiscal council is responsible for the appointment, retention and oversight of the work of any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, is charged with setting up complaint procedures, has the authority to engage advisors and has access to funding to compensate those advisors.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1, incorporated by reference herein.

ITEM 19.	EXHIBITS

1.1	Amended by-laws of Embratel Holdings, dated October 24, 2005 (English translation).

2.1	Form of Deposit Agreement (including the form of American Depositary Receipt) among Embratel Participações S.A., The Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 1 to Post Effective Amendment No. 1 to the Registration Statement of Embratel Participações S.A. on Form F-6, filed on June 6, 2003 (File No. 333-9472)).

4.1	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (incorporated by reference to Net Serviços de Comunicação S.A.’s Form 6-K, dated April 8, 2005 (File No. 0-28860) (English translation)).

4.2	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A., Latam do Brasil Participações S.A. and GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as intervening parties, along with Attachment I, Net’s Shareholders’ Agreement (incorporated by reference to Net Serviços de Comunicação S.A.’s Form 6-K, dated April 8, 2005 (File No. 0-28860) (English translation)) and Attachment II, By-laws of GB Empreendimentos e Participações S.A. (English translation).

4.3	Subscription Agreement, dated as of February 4, 2005, among Net Serviços de Comunicação S.A., Globo Comunicações e Participações S.A., Distel Holdings S.A., Roma Participações Ltda. and Teléfonos de México, S.A. de C.V. (incorporated by reference to Exhibit 10.5 to Amendment No.1 to the Registration Statement of Net Serviços de Comunicação S.A. on Form F-4, filed February 7, 2005 (File No. 333-120286) (English translation)).

8.1	Subsidiaries of Embratel Holdings.

12.1	Certification of Chief Executive Officer of Embratel Holdings.

12.2	Certification of Chief Financial Officer of Embratel Holdings.

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel Holdings.

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

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ Carlos Henrique Moreira
	Name:	Carlos Henrique Moreira
	Title:	Chief Executive Officer

By:	/s/ José Formoso Martínez
	Name:	José Formoso Martínez
	Title:	Vice-President

Date: July 14, 2006

Exhibit Index

1.1	Amended by-laws of Embratel Holdings, dated October 24, 2005 (English translation).

2.1	Form of Deposit Agreement (including the form of American Depositary Receipt) among Embratel Participações S.A., The Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 1 to Post Effective Amendment No. 1 to the Registration Statement of Embratel Participações S.A. on Form F-6, filed on June 6, 2003 (File No. 333-9472)).

4.1	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (incorporated by reference to Net Serviços de Comunicação S.A.’s Form 6-K, dated April 8, 2005 (File No. 0-28860) (English translation)).

4.2	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A., Latam do Brasil Participações S.A. and GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as intervening parties, along with Attachment I, Net’s Shareholders’ Agreement (incorporated by reference to Net Serviços de Comunicação S.A.’s Form 6-K, dated April 8, 2005 (File No. 0-28860) (English translation)) and Attachment II, By-laws of GB Empreendimentos e Participações S.A. (English translation).

4.3	Subscription Agreement, dated as of February 4, 2005, among Net Serviços de Comunicação S.A., Globo Comunicações e Participações S.A., Distel Holdings S.A., Roma Participações Ltda. and Teléfonos de México, S.A. de C.V. (incorporated by reference to Exhibit 10.5 to Amendment No.1 to the Registration Statement of Net Serviços de Comunicação S.A. on Form F-4, filed February 7, 2005 (File No. 333-120286) (English translation)).

8.1	Subsidiaries of Embratel Holdings.

12.1	Certification of Chief Executive Officer of Embratel Holdings.

12.2	Certification of Chief Financial Officer of Embratel Holdings.

13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer of Embratel Holdings.

Consolidated Financial Statements

Embratel Participações S.A. and Subsidiaries

December 31, 2005, 2004 and 2003 with Report of Independent Auditors

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Embratel Participações S.A.

We have audited the accompanying consolidated balance sheets of Embratel Participações S.A. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Embratel Participações S.A. and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of its operations and changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33, as restated, to the consolidated financial statements).

Rio de Janeiro, February 9, 2006

(except for Notes 33 and 34 as to which the date is June 30, 2006)

ERNST & YOUNG

Auditores Independentes S.S.

/s/ João Ricardo Pereira da Costa
João Ricardo Pereira da Costa Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Embratel Participações S.A.

Rio de Janeiro - RJ, Brazil

We have audited the consolidated statements of operations, changes in shareholders’ equity and changes in financial position of Embratel Participações S.A. and subsidiaries for the year ended December 31, 2003, all expressed in Brazilian Reais. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Our audit was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, changes in shareholders’ equity and changes in financial position of Embratel Participações S.A. and subsidiaries for the year ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

As discussed in Note 33, the Company has restated its consolidated financial statements under U.S. GAAP for the year ended December 31, 2003.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro, Brazil

March 17, 2004 (except with respect to the matters discussed in Note 33, as to which the date is June 30, 2006).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(In thousands of Brazilian reais)

	2005	2004
Assets
Current assets:
Cash and cash equivalents	609,894	832,028
Trade accounts receivable, net	1,561,636	1,486,896
Deferred and recoverable taxes	463,456	387,572
Inventories	16,245	48,383
Other current assets	156,277	164,426

	2,807,508	2,919,305

Non-current assets:
Deferred and recoverable taxes	1,077,957	1,306,320
Legal deposits	140,398	140,525
Other non-current assets	52,672	37,287

	1,271,027	1,484,132

Permanent assets:
Investments	925,813	1,594
Property, plant and equipment	7,250,774	6,572,605
Deferred assets	138,445	92,446

	8,315,032	6,666,645

Total assets	12,393,567	11,070,082

	2005	2004
Liabilities and shareholders’ equity
Current liabilities:
Loans and financing	235,144	2,099,185
Accounts payable and accrued expenses	957,696	1,092,278
Taxes and contributions	447,455	491,031
Dividends and interest payable on capital	177,357	35,594
Payroll and related accruals	71,070	73,781
Employees’ profit sharing	37,581	33,190
Provision for contingencies	646,355	477,264
Actuarial liability – Telos	43,821	68,342
Other current liabilities	155,828	60,991

	2,772,307	4,431,656

Non-current liabilities:
Loans and financing	1,382,566	1,330,621
Actuarial liability – Telos	398,778	370,764
Taxes and contributions	55,659	48,919
Sundry credits and other liabilities	27,268	915

	1,864,271	1,751,219

Deferred income	184,755	144,134
Minority interests	206,843	216,703
Shareholders’ equity:
Capital stock paid-in	5,074,941	2,273,913
Revenue reserves	2,302,235	2,268,675
Treasury shares	(11,792)	(16,218)

	7,365,384	4,526,370
Advances for future capital increase	7	—

Shareholders’ equity and advances for future capital increase	7,365,391	4,526,370

Total liabilities and shareholders’ equity	12,393,567	11,070,082

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Brazilian reais, except net income (loss)

per thousand outstanding shares)

	2005	2004	2003
Gross operating revenue
Telecommunications services and equipment sales	10,177,988	9,687,605	9,177,182
Gross revenue deductions	(2,612,682)	(2,354,737)	(2,133,572)

Net operating revenue	7,565,306	7,332,868	7,043,610
Cost of services and goods sold	(5,016,924)	(5,041,489)	(4,754,913)

Gross profit	2,548,382	2,291,379	2,288,697

Operating income (expenses):	(1,904,115)	(2,063,635)	(1,658,464)

Selling expenses	(873,842)	(900,126)	(788,949)
General and administrative expenses	(966,112)	(1,060,239)	(944,414)
Other operating income (expenses), net	(104,578)	(103,270)	74,899
Equity pick-up	40,417	—	—

Operating income before financial expenses, net	644,267	227,744	630,233
Financial expense, net	(224,299)	(618,602)	(159,925)

Operating income (loss)	419,968	(390,858)	470,308

Extraordinary non-operating income—ILL	—	106,802	—
Other non-operating income (expenses), net	20,647	(43,345)	(70,401)

Income (loss) before taxes and minority interest	440,615	(327,401)	399,907

Income tax and social contribution	(221,514)	25,376	(136,906)
Minority interests	(44,847)	(37,231)	(39,367)

Net income (loss) for the year	174,254	(339,256)	223,634

Quantity of outstanding shares (in thousands)	987,715,620	332,964,465	333,419,064

Net income (loss) per thousand outstanding shares (in reais)	0.18	(1.02)	0.67

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2005, 2004 and 2003

(In thousands of Brazilian reais)

		Revenue reserves
	Capital stock paid-in	Legal reserve	Unrealized earnings reserve	Retention of profits Reserve for investments	Treasury shares	Retained earnings	Total
B - Balances as of January 1, 2003	2,273,913	190,491	1,721,622	—	(41,635)	575,402	4,719,793
Sa - Sale (repurchase) of shares	—	—	—	—	22,502	(20,121)	2,381
Lapsed dividends	—	—	—	—	—	14,472	14,472
Realization of unrealized earnings reserve	—	—	(131,472)	—	—	131,472	—
Net income for the year	—	—	—	—	—	223,634	223,634
Donations and grants	—	—	—	—	—	659	659
Allocation of profits -
Legal reserve	—	11,215	—	—	—	(11,215)	—
Proposed dividends	—	—	—	—	—	(86,137)	(86,137)
Reserve for investments	—	—	—	258,413	—	(258,413)	—
Transfer to reserve for investments	—	—	—	569,753	—	(569,753)	—

Balances as of December 31, 2003	2,273,913	201,706	1,590,150	828,166	(19,133)	—	4,874,802
Disposal (repurchase) of shares (Note 28.d)	—	—	—	—	2,915	(14,146)	(11,231)
Net loss for the year	—	—	—	—	—	(339,256)	(339,256)
Donations						2,055	2,055
Absorption of accumulated losses	—	—	—	(351,347)	—	351,347	—

Balances as of December 31, 2004	2,273,913	201,706	1,590,150	476,819	(16,218)	—	4,526,370
Capital increase	2,801,028	—	—	—			2,801,028
Disposal of shares (Note 28.d)	—	—	—	—	4,426	(3,447)	979
Lapsed dividends	—	—	—	—	—	9,254	9,254
Realization of unrealized earnings reserve	—	—	(54,433)	—	—	54,433	—
Net income for the year	—	—	—	—	—	174,254	174,254
Donations						173	173
Allocation of adjusted net income -
Legal reserve	—	8,721	—	—	—	(8,721)	—
Proposed dividends	—	—	—	—	—	(146,674)	(146,674)
Reserve for investments	—	—	—	73,465	—	(73,465)	—
Transfer to reserve for investments	—	—	—	5,807	—	(5,807)	—

Balances as of December 31, 2005	5,074,941	210,427	1,535,717	556,091	(11,792)	—	7,365,384

			2,302,235

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2005, 2004 and 2003

(In thousands of Brazilian reais)

	2005	2004	2003
Source of funds
From operations:
Net income (loss) for the year	174,254	(339,256)	223,634
Expenses (income) not affecting working capital-
Minority interests	44,847	37,231	39,367
Depreciation and amortization	1,090,245	1,145,660	1,152,753
Monetary and foreign currency exchange variations and other charges on non-current liabilities	(34,774)	(111,014)	(391,756)
Monetary and foreign currency exchange variations and other revenues from non-current assets	(432)	(34,728)	35,435
Exchange variation on investments	—	—	48,736
Realization of deferred income	(13,195)	(23,135)	(20,396)
Reversal of provision for losses of investment	—	—	(10,000)
Loss on disposal of property, plant and equipment	(20,200)	108,952	21,761
Results from long-term derivative contracts	(69,839)	70,013	12,083
Long-term deferred income tax and social contribution	271,045	(118,300)	110,456
Actuarial liabilities update – Pension and Medical Health Care Plan	40,462	113,002	71,807
Impairment of goodwill	—	—	101,489
Reversal of FUST recoverable	32,905	—	—
Equity pick-up	(37,958)	—	—
Other operating revenues	(10,221)	(26,257)	(25,798)

	1,467,139	822,168	1,369,571

From shareholders:
Capital increase	2,801,028	—	—
Advances for future capital increase	7	—	—

	2,801,035	—	—

From third parties:
Increase in non-current liabilities
Loans and financing	544,304	322,454	2,144,249
Taxes and contributions	6,871	104	—
Deferred income	76,187	31,911	—
Other liabilities	26	—	4,616
Transfer from non-current to current assets	93,381	435,911	82,187
Transfer from investments to current assets	—	37,313	189,274
Transfer from current to non-current liabilities	28,957	—	—
Transfer from property, plant and equipment to current assets	—	—	15,396
Reduction in non-current assets	25,419	—	—
Disposal of property, plant and equipment	—	37,361	4,784
Increase in deferred income	—	—	14,485
Negative goodwill	—	—	18,655
Lapsed dividends	9,254	—	14,472
Disposal of treasury shares	979	5,567	6,666
Other	175	2,053	660

	785,553	872,674	2,495,444

Total sources of funds	5,053,727	1,694,842	3,865,015

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2005, 2004 and 2003

(In thousands of Brazilian reais)

	2005	2004	2003
Applications of funds:
Increase in non-current assets	174,043	120,680	230,880
Decrease in non-current liabilities	—	—	26,226
Transfer from current to non-current assets	50,544	43,148	104,541
Transfer from non-current to current liabilities	415,187	2,412,433	793,207
Additions to investments	898,063	807	—
Additions to property, plant and equipment	1,711,165	630,471	546,377
Additions to deferred assets	63,049	101,284	2,870
Dividends	146,674	—	—
Dividends and interest payable on capital from subsidiary	42,055	37,540	121,908
Effects of minority interest on capital increase in Star One	5,395	5,395	5,395
Repurchase of treasury shares	—	16,798	4,285

Total applications of funds	3,506,175	3,368,556	1,835,689

Increase (decrease) in net working capital	1,547,552	(1,673,714)	2,029,326

Changes in net working capital:
Current assets:
At beginning of the year	2,919,305	4,127,529	3,164,880
At end of the year	2,807,508	2,919,305	4,127,529

	(111,797)	(1,208,224)	962,649

Current liabilities:
At beginning of the year	4,431,656	3,966,166	5,032,843
At end of the year	2,772,307	4,431,656	3,966,166

	(1,659,349)	465,490	(1,066,677)

Increase (decrease) in net working capital	1,547,552	(1,673,714)	2,029,326

The accompanying notes are an integral part of these consolidated financial statements.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

1.	Operations and Background

a.	Incorporation

Embratel Participações S.A. (the “Holding Company”) was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telecomunicações Brasileiras S.A. - Telebrás.

The Holding Company holds 98.99% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”). The terms of concession contract for telecommunication services (domestic and international long distance), granted to the subsidiary Embratel by Federal Government and renewed for a period of 20 years starting on December 31, 2005, are at cost to the company. This cost is related to the payment, bi-anually, corresponding to 2% of its revenues, from switched fixed telephone service, net of taxes and social contributions, of the previosly year to the payment.

In November 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, Embratel transferred its Brazilian satellite rights and obligations to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated. This license has been renewed until December 31, 2020, at a cost to Star One, and would be renewable for an additional 15 years, subject to Anatel’s regulations.

In August 2003, Embratel established Click 21 Comércio de Publicidade Ltda. (“Click 21”), to provide Internet access and products for residential customers and small companies, including an exclusive domain, e-mail accounts with automatic anti-virus, and tools for editing homepages and sending faxes, as well as exclusive content.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In December 2003, the Holding Company acquired Vésper Holding S.A. (“VHSA”) and Vésper Holding São Paulo S.A. (“VHSP”) as well as their respective subsidiaries (Vésper S.A. – “VSA” e Vésper São Paulo S.A. – “VSP”). The operating companies provide local telephony services in the regions of São Paulo (Region III) and in North-Northeastern of Brazil (Region I). At the time of the acquisition, their collective local telephony services were offered in 17 states and their licenses reached 76% of the country’s population. Additionally, the operating companies offered an alternative choice of local telecommunications provider for corporate customers. This acquisition strengthened and broadened the Company’s strategy to offering local telephony and broadband access for small businesses and the consumer market. On May 27, 2005, in accordance with Act No. 40,812/2003, the Company eliminated all overlapping of service areas and types of services resulting from the acquisition of these subsidiaries.

On March 2, 2004, Embratel acquired CT Torres Ltda. (“CT Torres”) from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc, for US$45 million (R$131 million). The fixed assets of CT Torres were comprised of 622 communications towers. These towers belonged to VSA and VSP until December 2, 2003, when they were returned to CT Torres, then sold to CT Leasing Ltd.

On July 23, 2004, Teléfonos de México, S.A. de C.V. (“Telmex”) a company established in accordance with the laws of Mexico, acquired all of MCI’s direct and indirect interests in Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Holding Company, representing 51.79% of common stock (19.26% of total capital). Telmex effected such acquisition through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC. The U.S. Bankruptcy Court Judge approved this operation in the second half of 2004. Approval by Anatel – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations yet the Administrative Council for Economic Defense – CADE has not approved the transaction, although Telmex had already assumed management of the Holding Company on July 23, 2004.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

On December 13, 2004, in accordance with Brazilian securities legislation, Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC) purchased shares of the Holding Company from the minority shareholders. Telmex Solutions acquired 47,841,438 thousand shares of additional common stock, thereby increasing Telmex’s stake in the Holding Company to 90.25% of common stock (33.57% of total capital).

On May 3, 2005, the Holding Company concluded a rights offering process, increasing its capital to R$4,096,713, corresponding to 157,658,651 thousand common shares and 266,248,325 thousand preferred shares, increasing Telmex’s indirect interests on the voting capital of the Holding Company from 90.25% to 95.14%.

On October 24, 2005, the Holding Company concluded (i) the acquisition of all of the capital stock of Telmex do Brasil Ltda. (“TDB”), (ii) the acquisition of 19.81% equity investment in Net Serviços de Comunicação S.A.—“Net” and (iii) the acquisition of a 83% equity investment in GB Empreendimentos e Participações S.A. – “GB”, a holding company with an investment at Net. All three investments were purchased from Telmex. With the acquisition of the equity investments in Net and GB, the Holding Company became a direct and indirect (through GB) shareholder of 37.1% of Net’s equity.

The operation was implemented through the merger of the companies Atlantis Holdings do Brasil Ltda. (“Atlantis”) and Latam Brasil Participações S.A. (“Latam”), holder of the total shares representing the capital of TDB and NET, respectively. These mergers were approved for most part of votes on the Holding Company’s extraordinary general meeting and unanimous on Atlantis’ meeting.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The holders of Latam and Atlantis received, in exchange 100% of their shares, a total of 186,512,208,083 and 43,940,441,888 common shares issued by the Holding Company, respectively, which will be entitled to the same rights and advantages attributed to the common shares issued by the Holding Company already in circulation and which will share in the net income of the current financial year, proportionally as of their date of issuance, therefore exchanging 219.1087 and 35.1075 common shares issued by the Holding Company, respectively, for each share of the capital stock of these companies, cancelled as a result of the merger. The indirect interests from Telmex on the Holding Company’s voting capital has increased from 95.14% to 97.33%.

Net is a cable television Multiple System Operator in Brazil, providing cable television services under the “Net” brand name and high-speed internet access under the “Net VIRTUA” brand name through several cable networks located in Brazil’s largest cities.

Anatel stated that the terms and conditions for these transactions are in accordance with the applicable law, and that all required approvals have been obtained. Therefore, no further governmental approval is needed.

On November 25, 2005, Embratel purchased PrimeSys Soluções Empresariais S.A.(“PrimeSys”) from Portugal Telecom Brasil S.A. (“PT Brasil”), for R$250,976, as approved by Anatel. PrimeSys provides specialized services such as circuits and network telecommunications.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

b.	Business and Regulatory Environment

The Holding Company, through its subsidiary Embratel, provides international and domestic long-distance telecommunications services in Brazil. These services include transmission of voice, data and other services, and are performed under the terms of a concession granted by the Federal Government. Embratel’s concession has been renewed for a 20-year term beginning January 1, 2006. The concession renewal requires Embratel to make biannual payments equaling 2% (two per cent) of the previous year’s fixed telephone switching revenues, net of taxes and social contributions.

The business of Embratel and Star One, including the services that they provide and the rates they charge, is regulated by the Anatel, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and the related regulations, decrees, orders and plans. Embratel and the local fixed telephone operators share interstate and international long-distance revenues through network usage fees based on the terms of an interconnection agreement with Embratel, which became effective in April 1998.

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

Beginning on July 6, 2003, users of the Personal Cellular Service (“Serviço Móvel Pessoal – SMP”) choose an operator for domestic and international long-distance calls through cellular phones. Embratel, in addition to nationwide network coverage, offers its customers the possibility of using pre- and post-paid calling cards for cellular phones. Embratel also permits customers making calls from cellular phones to be charged through the normal invoice made by the cellular operators.

The Holding Company and its consolidated subsidiaries are hereinafter referred to as the “Company”.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

2.	Preparation and Presentation of the Consolidated Financial Statements

The consolidated financial statements are the responsibility of Company’s management and were prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”). These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários) and the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON).

The accompanying financial statements are translated and adapted from the Company’s statutory financial statements issued in Brazil, prepared under Brazilian corporate law, with certain reclassifications, modifications and changes in terminology to conform more closely to reporting practices in the United States of America.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries that the Company has direct or indirect control. All significant intercompany accounts and transactions are eliminated upon consolidation. Minority interests refer to the minority shareholders’ interests in Embratel and Star One.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The following subsidiaries are included in the consolidated financial statements for the years ended December 31:

	Voting capital stock
	Direct and/or indirect ownership (%)
	2005	2004
Empresa Brasileira de Telecomunicações S.A. – Embratel	99.0	98.8
Star One S.A.	80.0	80.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Click 21 Comércio de Publicidade Ltda.	100.0	100.0
VSA	100.0	100.0
VSP	100.0	100.0
TDB	100.0	—
PrimeSys	100.0	—
Embratel Americas, Inc. (1)	100.0	100.0
Embratel Chile S.A. (1)	100.0	100.0
Embratel Internacional S.A. (1)	100.0	100.0
Embratel Uruguay S.A. (1)	100.0	100.0
Gollum Investments, Inc. (1)	100.0	100.0
Ponape Telecomunicações Ltda. (1)	100.0	100.0
Palau Telecomunicações Ltda. (1)	100.0	100.0
Vega 21 Participações Ltda. (2)	—	100.0
Vetel 21 Participações Ltda. (2)	—	100.0
Avantis Investments, Inc. (2)	—	100.0
Vésper Holding S.A. (2)	—	100.0
Vésper Holding São Paulo S.A. (2)	—	100.0
CT Torres Ltda. (2)	—	100.0

(1)	The Board of Directors approved the dissolution of these companies, but the dissolution processes are still ongoing.

(2)	These subsidiaries were dissolved in 2005.

Certain reclassifications have been made to prior years financial statements in order to be consistent with current year presentation.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

3.	Summary of Significant Accounting Practices

a.	Cash and cash equivalents

Cash and cash equivalents refer to bank deposits and highly liquid temporary investments with maturity of 90 days or less when purchased. Cash equivalents are recorded at cost, plus income earned through the balance sheet date, when applicable, which do not exceed market value.

The Company holds an exclusive investment fund, whose portfolio of marketable securities and liabilities have been consolidated.

The fund’s marketable securities are intended to be actively traded in compliance with specific rules set forth by the Central Bank of Brazil and, as such, are classified as trading securities and carried at market value as determined by the fund administrator, with realized and unrealized gains and losses recorded in the statement of operations.

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

Allowance for doubtful accounts represents management’s estimate of the accounts for which collectibles is deemed unlikely. The Company constantly monitors its accounts receivable past due.

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

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

d.	Inventories

Inventories are stated at the average purchase cost less the provision for realization, when applicable, and refer primarily to handsets (digital telephone equipment).

e.	Investments

Investments comprise ownership in subsidiaries and are accounted for by the equity method. The accounting practices adopted by these affiliates and associates are consistent with those adopted by the Company.

f.	Property, plant and equipment

Property, plant and equipment are recorded at purchase cost of acquisition and/or construction, less accumulated depreciation, monetarily restated up to December 31, 1995.

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

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

As described in Note 17, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance is registered as a liability. The liabilities arising from such transactions bear interest and, where applicable, are subject to monetary correction.

g.	Deferred assets

Deferred assets include goodwill recorded by the former parent company of CT Torres on the acquisition of this company, which was later capitalized on CT Torres (with the spin off of CT Torres, as mentioned in Note 1, and its merger into the subsidiaries VSA and VSP, this goodwill has been recorded by these companies). The goodwill is being amortized based on expected future profitability (Note 18).

On December 31, 2005, also refers to goodwill paid by the former parent company of PrimeSys’ on its acquisition, which was recorded by the Company when PrimeSys was consolidated.

The above mentioned goodwill is being amortized based on future profitability.

Additionally, deferred assets include pre-operating expenses recorded by the subsidiaries Click 21 and PrimeSys on December 31, 2005, and by the subsidiaries Click 21, VSP and VSA on December 31, 2004.

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

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

j.	Loans and financing

Loans and financing are updated based on the exchange or monetary variations and accrued interest as of the balance sheet dates according to the terms defined in the contracts.

k.	Provision for contingencies

The provision for contingencies is recorded to cover any probable losses based on the opinion of external and internal legal counsel. The basis and nature of the provisions are described in Note 24.

l.	Deferred income

Deferred income relates to the sale of rights of way primarily for optical fiber cables to Brazilian telecommunications companies and other international companies with activities in the Mercosul region through long-term contracts. In accordance with the terms of the contracts, the clients pay in advance for the right of way and income is recognized on a straight-line basis over the life of the contracts.

Additionally, it includes the amount of negative goodwill recorded on the acquisition of VSA, VSP and the merger of Latam.

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

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

n.	Financial income (expense), net

Financial income (expense), net represents interest and foreign exchange and monetary variations on loans and financing and other assets and liabilities subject to monetary updating, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses resulting from financial investments, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities – check banking tax).

o.	Actuarial liability - Telos

Embratel and Star One sponsor an entity that provides pension funds and other post-retirement benefits to their employees (Note 25). Pension and other post-retirement benefit expenses for the year are recorded on an accrual basis. Contributions for the defined benefit plan and medical assistance plan are actuarially determined.

According to CVM Deliberation No. 371 issued on December 13, 2000, actuarial liabilities were fully recognized in financial statements as from December 31, 2001.

p.	Employees’ profit sharing

A provision for granting employees the right to a share of the profits is accrued based on the Company’s and employees’ targets and which, the payment of which is subject to approval at the Shareholders’ General Meeting. As determined by Circular Letter CVM/SEP/SNC No. 01/2003, issued on January 16, 2003, the Holding Company and its subsidiaries Embratel, Star One and Click 21 recorded employees’ profit sharing as general and administrative expenses in the statements of operations in the amount of R$51,949, R$38,881 and R$49,587 for the years ended December 31, 2005, 2004 and 2003, respectively. In 2005, the subsidiary BrasilCenter recorded an employee profit sharing of R$1,608 as selling expenses.

Information on management profit sharing is included in Note 29 under heading Director’s Fees.

q.	Net Income (loss) per thousand outstanding shares

Net income (loss) per thousand outstanding shares is calculated based on the number of shares outstanding at the balance sheet date.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

r.	Use of estimates

The preparation of consolidated financial statements in conformity with BR GAAP requires Management to make use of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results may differ from those estimates and assumptions used.

4.	Net Operating Revenue

	2005	2004	2003
Voice
Domestic long distance	4,104,864	4,012,763	4,051,721
International long distance	653,200	768,938	856,585

	4,758,064	4,781,701	4,908,306
Data & Internet
Corporate and other	1,614,040	1,550,975	1,658,908
Telecommunications companies	225,600	158,433	97,236

	1,839,640	1,709,408	1,756,144
Local services	680,386	607,644	134,478
Other services	287,216	234,115	244,682

Total	7,565,306	7,332,868	7,043,610

The Company is required to collect ICMS (state value-added taxes) at an average rate of approximately 25% to 27% on all telecommunications revenues in addition to PIS/COFINS taxes (federal taxes at a combined rate of 3.65%), which are classified as gross revenue deductions.

For the years presented, no single customer represented over 10% of total gross operating revenues.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

5.	Cost of Services and Goods Sold

	2005	2004	2003
Interconnection/facilities (1)	(3,364,817)	(3,362,504)	(3,233,979)
Depreciation and amortization	(914,755)	(976,907)	(977,864)
Personnel	(249,220)	(246,819)	(214,801)
Third-party services (2)	(278,256)	(229,374)	(222,558)
Handset and others (3)	(209,876)	(225,885)	(105,711)

Total	(5,016,924)	(5,041,489)	(4,754,913)

(1)	Expenses related to interconnection/facilities refer to costs with fixed line telephone companies for the use of private circuit lines and interconnection costs paid by Embratel to fixed line and mobile telephone companies, in accordance with the interconnection rules as determined by Anatel.

(2)	Refers substantially to the installation and maintenance of telecommunications equipment and public utilities (electric power).

(3)	Through 2004, the Company recorded Anatel fees as general and administrative expenses. These fees are mainly represented by Fundo de Universalização dos Serviços de Telecomunicações, or FUST and Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, federal social contributions that correspond to 1% and 0.5%, respectively, of the net revenue generated by telecommunications service less interconnection and network usage costs. Telecom operators are not allowed to pass on the cost of these contributions to its customers. During 2005, Anatel fees were reclassified from general and administrative expenses to cost of services and goods sold. The amounts related to the years ended 2004 and 2003 were also reclassified for comparability purposes.

6.	Selling Expenses

	2005	2004	2003
Allowance for doubtful accounts (1)	(393,821)	(366,590)	(353,142)
Personnel	(269,377)	(278,619)	(238,892)
Third-party services (2)	(203,448)	(244,186)	(180,156)
Depreciation and amortization	(2,521)	(3,457)	(4,173)
Other	(4,675)	(7,274)	(12,586)

Total	(873,842)	(900,126)	(788,949)

(1)	Comprise also other losses related with accounts receivable.

(2)	Refers, substantially, to marketing, advertising, legal and consulting expenses.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

7.	General and Administrative Expenses

	2005	2004	2003
Third-party services (1)	(499,482)	(513,095)	(486,500)
Depreciation and amortization	(172,969)	(165,296)	(170,716)
Personnel (2)	(133,157)	(259,598)	(141,742)
Taxes (3)	(36,734)	(34,467)	(33,389)
Management Fee – MCI (Note 26)	—	—	(14,024)
Employees’ profit sharing	(51,949)	(38,881)	(49,587)
Others	(71,821)	(48,902)	(48,456)

Total	(966,112)	(1,060,239)	(944,414)

(1)	Refer to maintenance and cleaning expenses, information technology support, printing and postage of telephone bills, auditing and consulting.

(2)	In 2004, personnel expenses include approximately R$92,000 paid to executives as indemnity, in accordance with the “Plan for Retention of Executives and Strategic Employees.

(3)	During 2005, Anatel fees were reclassified to cost of services and goods sold (Note 5). The amounts related to the years ended 2004 and 2003 were also reclassified for comparability purposes.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

8.	Other Operating Income (Expenses), Net

	2005	2004	2003
Agreement with operators (Note 32)	72,154	68,456	—
ICMS recovery	28,359	14,124	13,609
COFINS recovery	—	—	17,736
PASEP recovery (1)	144,325	—	—
FUST (Note 15)	(66,205)	37,902	—
Interconnection cost recovery (2)	—	65,647	—
Provision for contingencies (Note 24)	(196,949)	(323,059)	—
Late charges income (expenses)	(27,101)	(16,127)	17,379
Others (3)	(59,161)	49,787	26,175

Total	(104,578)	(103,270)	74,899

(1)	After Decree-Laws No. 2445/88 and 2449/88 were declared unconstitutional by the Federal Supreme Court - STF, which suspended their enforceability in October 1995, the Company filed a Declaratory Action claiming the recognition of its right to offset amounts improperly paid to the Public Service Employee Savings Program - PASEP in the period from January 1989 to August 1995, against amounts due or overdue to the Social Integration Program - PIS, monetarily adjusted, including by indices understated by inflation rates under several economic plans in force from the original date of payments until December 1995. Based on a preliminary court decision dated July 28, 1999, which determined that tax authorities could not officially notify the Company of tax deficiency with regard to the offset of such credits, the amounts paid were recalculated, based on the provisions of Supplementary Law No. 8/70, and offset against PIS payable between July 1999 and November 2000. Corresponding liability was maintained in the financial statements under liabilities and monetarily adjusted until the closing of the case. On August 29, 2005 the decision had become final and unappealable, thus recognizing the Company’s right to use said credit amounts. Considering such decision, the Company recognized in the year ended December 31, 2005 a tax credit in the amount of R$17,955 (Note 9), which will be offset against payments due of PIS, and also reversed the liability that had been recorded in its financial statements in the amount of R$151,163, of which R$6,838 (Note 9) referred to interests that had been recorded as financial income (expense).

(2)	Based on the decision by the Special Tribunal of the Supreme Court of Justice issued on July 1, 2004, which supported Embratel’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

(3)	Due to the agreements with operators, during the third quarter of 2005, the Company performed an analysis of the risks associated with former disputes related to the beginning of the co-billing process, and recorded an expense of R$61,000.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

9.	Financial Expense, Net

	2005	2004	2003
Financial income
Interest on temporary investments and other	222,042	271,159	244,154
Monetary variation - credit (1)	(10,244)	259,949	1,258
Exchange variation - assets	(33,598)	(9,558)	(105,557)

	178,200	521,550	139,855

Financial expenses
Financial charges (1)	(351,950)	(589,288)	(510,340)
Monetary variation - charge	(32,341)	(505,126)	(53,064)
Exchange variation - liabilities (2)	(18,208)	(45,738)	263,624

	(402,499)	(1,140,152)	(299,780)

Total	(224,299)	(618,602)	(159,925)

(1)	In 2005, the Company recognized a tax credit – PASEP of R$17,955, as well as interest of R$6,838, as described in Note 8 and Note 15.

(2)	In 2005, 2004 and 2003, the U.S. dollar devalued by 11.82%, 8.13% and 18.23%, respectively, against the Brazilian real and so the Company recorded an exchange variation expense of R$(18,208), and R$(45,738) and an exchange variation income of R$263,624 in 2005, 2004 and 2003, respectively, net of results from hedge contracts recorded during each year, in the amount of R$(239,922), R$(209,935) and R$(409,938) respectively.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

10.	Extraordinary Non-Operating Income - ILL

From 1989 through 1992, the Federal Government imposed a tax on profit distributions (ILL - Imposto sobre o Lucro Líquido). During this period, Embratel regularly paid this tax in accordance with the provisions of tax legislation then in force. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created legal precedent, and consequently, other taxpayers filed claims to recover amounts previously paid. In 1999, Embratel filed a lawsuit, and obtained an injunction enabling Embratel to offset the ILL tax against income taxes payable from May 1999 to July 2001. Since the offset was still subject to final decision by a higher court, Embratel did not reverse its liability for income taxes payable. In March 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right to offset. In May 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax, as it had not been treated as a tax-deductible expense when paid between 1989 and 1992. Considering that, the Company recorded the reversal of the related income tax liability in 2002 the amount of R$198,131.

In 2004, the Supreme Court confirmed the application of the second judicial level decision to the monetary restatements, which were recorded by Embratel, related to the above ILL of R$106,802, as Extraordinary Non-operating Income.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

11.	Other Non-Operating Income (Expenses), Net

	2005	2004	2003
Income
Gain on sale of property, plant and equipment (1)	14,802	37,361	4,784
Gain on sale of investments (Note 16)	—	8,502	92,808
Other	9,586	16,623	20,623
Expenses
Write-off of permanent assets (2)	(2,889)	(2,339)	(123,637)
Provision for write-off of permanent assets (1)	—	(71,492)	(20,000)
Provision for impairment (Note 17)	—	(32,000)	—
Withholding income tax on remittances to foreign Telecommunications companies (Note 24.2)	—	—	(39,462)
Others	(852)	—	(5,517)

Total	20,647	(43,345)	(70,401)

(1)	In 2004, these balances include income from the disposal of Property, Plant and Equipment in the amount of R$31,091 and corresponding provision for write-off in the amount of R$33,092, related to the agreements with operators as described in Note 32.

(2)	On March 24, 2003, the principal customer of AcessoNet Ltda. filed a lawsuit requesting the interruption of the long-term contract signed with Embratel. During the second quarter of 2003, this customer began disconnecting several circuits, which were being provided based on the aforementioned contract. Consequently, in June 2003, Embratel wrote-off the unamortized balance of goodwill related to AcessoNet amounting to R$101,489. Additionally, the loss on sale of Intelsat Ltd. amounting of R$18,679 is recorded in this line item.

12.	Income Tax and Social Contribution Benefit (Expense)

The Company is subject to corporate income tax (IRPJ) and social contribution on profits (CSSL) based on taxable income, and has chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose (tax balance sheet). The amounts prepaid of Income Tax and Social Contribution are recorded as Income Tax - Estimate and Social Contribution - Estimated, and are presented as a deduction from the taxes payable (see Note 21).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The off-set of accumulated tax loss carryforwards and negative basis for calculation of social contribution is limited to 30% of the respective taxable income in each fiscal year. The losses carried forward have no expiration date. On December 31, 2005 and 2004, tax losses and negative basis for calculation of social contribution are as follows:

	Tax loss carryforwards		Negative basis of social contribution
Subsidiary	2005	2004	2005	2004
Embratel	1,050,333	1,055,433	929,896	930,653
VSA, VSP, VHSA and VHSP (1)	4,005,744	3,309,734	4,010,560	3,313,474
TDB (1) (2)	522,690	—	531,480	—
PrimeSys (1) (2)	185,759	—	185,759	—

Total	5,764,526	4,365,167	5,657,695	4,244,127

(1)	Because these subsidiaries did not have taxable income and because of uncertainties regarding the realization of tax credits, such tax credits have not been recognized.

(2)	Companies acquired in 2005 (Note 1).

The composition of deferred tax assets and liabilities, based on temporary differences, is described in Notes 15 and 21, respectively.

a.	Income tax and social contribution income (expenses)

The income tax and social contribution expense comprises the current expense for the year, computed in accordance with current tax legislation, and deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the year. The consolidated deferred income (expense) tax and social contribution income (expense) for the years ended December 31, 2005, 2004 and 2003 amounted to R$(149,650), R$99,403, and R$(90,172), respectively, and were calculated on the allowance for doubtful accounts, tax losses, temporarily non-deductible taxes and other expenses, as well as other temporarily non-taxable revenues (Note 15).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The components of income tax and social contribution for the years ended December 31 are as follows:

	2005	2004	2003
Current
Social contribution	(18,388)	(19,427)	(12,021)
Income tax	(53,476)	(54,600)	(34,713)

Total current expense	(71,864)	(74,027)	(46,734)

Deferred
Social contribution	(39,243)	27,106	(24,420)
Income tax	(110,407)	72,297	(65,752)

Total deferred benefit (expense)	(149,650)	99,403	(90,172)

Social contribution - benefit (expense) current and deferred	(57,631)	7,679	(36,441)
Income tax - benefit (expense) current and deferred	(163,883)	17,697	(100,465)

Total	(221,514)	25,376	(136,906)

The current income tax and social contribution expense, reported in the consolidated statements of operations for the years presented, are mainly attributable to Star One.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

b.	Reconciliation of tax benefit (expenses) with statutory rates

The provision for income tax was accrued based on taxable income at the rate of 15%, plus an additional 10% on the taxable income in excess of R$240. Social contribution was calculated at a rate of 9%. The reconciliation between income tax and social contribution based on statutory rates with the amounts recognized as income tax and social contribution benefit (expense) is as follows:

	2005	2004	2003
Net income (loss) before taxes and minority interest	440,615	(327,401)	399,907

Income tax benefit (expense) at nominal rate (25%)	(110,154)	81,850	(99,977)
Adjustments to obtain the effective rate:
Income tax benefit on amortization of goodwill on merger	(6,611)	(6,611)	(6,611)
Unrecorded tax credits owed to CVM 371 (1)	(19,223)	(39,999)	—
Favorable decision on ILL lawsuit (Note 10)	—	9,757	—
Equity pick-up	10,103	—	—
Other permanent additions (exclusions) (2)	(37,999)	(27,300)	6,123

Income tax benefit (expense)	(163,884)	17,697	(100,465)

Social contribution benefit (expense) at statutory rates (9%)	(39,655)	29,466	(35,992)
Adjustments to obtain the effective rate:
Tax benefit on amortization of goodwill on merger	(2,380)	(2,380)	(2,380)
Unrecorded tax credits owed to CVM 371 (1)	(6,955)	(14,370)	—
Favorable decision on ILL lawsuit (Note 10)	—	3,513	—
Equity pick-up	3,638	—	—
Other permanent additions (exclusions) (2)	(12,278)	(8,550)	1,931

Social contribution benefit (expense)	(57,630)	7,679	(36,441)

Income tax and social contribution	(221,514)	25,376	(136,906)

(1)	This basically refers to the losses incurred by the subsidiaries VSP and VSA, in which no tax credits were recorded due to the uncertainties involving their realization.

(2)	Permanent additions (exclusions) for 2005 correspond primarily to losses on accounts receivable of Embratel that do not meet the deduction rules of the tax law and in 2004 correspond primarily to executive retention plan expenses (Note 7).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

13.	Cash and Cash Equivalents

	2005	2004
Cash	62	51
Bank deposits	241,480	45,646

Subtotal	241,542	45,697
U.S. dollars short-term certificates of deposit	1,483	5,198
Marketable securities -
Foreign	26,506	119,440
Local (1)	335,462	661,123
Bank Certificates of Deposit (1)	4,901	570

Total	609,894	832,028

(1)	Marketable securities that are part of the Company’s exclusive investment fund (“the Fund”). The fund is composed of other exclusive investment funds which investments have daily liquidity.

The Fund’s portfolio is managed by external managers based on investment policies determined by the Company.

Marketable securities primarily represent highly liquid fixed income bonds with maturities of less than 90 days.

14.	Trade Accounts Receivables, Net

	2005	2004
Voice services	2,038,839	2,495,792
Data, telecommunications companies and other services	483,680	901,149
Foreign administrators	209,628	210,435

Subtotal	2,732,147	3,607,376
Allowance for doubtful accounts	(1,170,511)	(2,120,480)

Total	1,561,636	1,486,896

No single consumer accounted for more than 10% of total trade accounts receivable at December 31, 2005 and 2004.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Changes in the allowance for doubtful accounts were as follows:

	2005	2004	2003
Beginning balance at January 1,	2,120,480	1,926,426	1,990,484
Increase through charge to expenses	352,897	347,482	353,142
Increase (decrease) through charge to other accounts (1)	(405,778)	(6,045)	251,850
Write-offs for the year (2)	(897,088)	(147,383)	(669,050)

Ending balance at December 31,	1,170,511	2,120,480	1,926,426

(1)	In 2005 reduction due to: (a) transfer of the net accounts receivable from VSA and VSP to Embratel as part of the elimination of all overlapping of service areas and types of services mentioned in Note 1; and (b) the reversals arisen from agreements with operations (Note 32). In 2003, mainly comprising increases due to the Vésper acquisition (Note 1).

(2)	Write-offs increased as result of past due receivables for voice and data services for which collection efforts were exhausted.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

15.	Deferred and Recoverable Taxes

	2005	2004
Deferred income tax and social contribution assets (1)
Provision for write-off of property, plant and equipment/accelerated depreciation	29,257	35,215
Tax losses carryforward	262,583	263,858
Negative basis of social contribution	83,691	83,759
Allowance for doubtful accounts	382,019	623,672
Goodwill on the acquisition of investment	—	8,991
COFINS/PIS - temporarily non-deductible	2,732	30,403
Provision for contingencies	197,823	147,823
Other deferred taxes (provisions)	140,629	55,955

Subtotal	1,098,734	1,249,676
Withholding income tax (IRRF)	72,359	80,947
Recoverable income tax/social contribution	44,580	27,674
Value-added goods and services tax - ICMS	248,022	193,754
Income tax on net income - ILL (Note 10)	7,560	41,625
FUST (2)	—	66,205
FUNTTEL	1,483	1,446
Others(3)	68,675	32,565

Total	1,541,413	1,693,892

Current	463,456	387,572

Non-current	1,077,957	1,306,320

(1)	Deferred taxes were recorded based on the assumption of future realization, as follows:

a.	Tax losses carryforward and negative basis of social contribution do not expire and will be compensated at the limit of 30% of the taxable income in each period.

b.	Goodwill on investment: recovery occurred proportionally to the amortization of the goodwill from Star One, ending on December 31, 2005.

c.	Other temporary differences: realization will occur with the payment of accrued provisions and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2005 will be realized.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

(2)	FUST

In December 2003, Anatel issued an official letter clarifying that interconnection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, Embratel, concluded a review of the calculation basis of the referenced contribution tax pursuant this official letter and recorded a corresponding credit in the amount of R$57,736, which R$37,902 thereof was recorded as “Other operating income (expenses), net”, and the compensatory interest of R$19,834 was recorded as “Financial expense, net”. On December 31, 2005, these credits, monetarily restated, totaled R$68,992 (December 31, 2004 - R$63,216) on Embratel and R$ 2,989 on VSA and VSP (as of December 31, 2005 and 2004).

In December 2005, the Anatel has published the Summula nº. 01/2005, with retroactive application to the year 2000, with the objective of assuring that the operators can pay the FUST without the exclusion, on basis of computation of the referred contribution, from revenues repasses and/or received from telecommunications services render as interconnection remuneration and exploration of dedicated industrial line (EILD). Consequently, the referred credits were reverted to other operational income (expenses), net, in the amount of R$66,205 (Note 8), related to the reversion of the registered credits until December 31, 2004, and R$5,776, as financial income (expense), referred to the reversion of exchange variation accrued in 2005. Refer to further details in Note 24.2.g.

(3)	Others

Other deferred taxes of R$68,675 and R$32,565 in 2005 and 2004, respectively, primarily refer to tax credits of PIS and COFINS recorded in accordance with the Laws 10,637/02 and 10,833/03 as well as those withheld by federal agencies.

16.	Investments

	2005	2004
Net Serviços de Comunicações S.A.:
Equity investment	68,475	—
Goodwill, net of amortization	379,256	—
GB Empreendimentos e Participações S.A.:
Equity investment	272,008	—
Goodwill, net of amortization	167,795	—
PrimeSys – Goodwill, net of amortization	37,699	—
Other	580	1,594

Total	925,813	1,594

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

On December 31, 2005, the information related to the main investments in associated companies are shown below:

Associated company	Net income	Shareholders’ equity	Quantity of shares/quotas (thousand share lot)			% of interest
			Common	Preferred	Total	Voting capital
Net (1)	116,625	621,269	589,140	175,087	19.8	37.4
GB (1)	17,813	327,714	131,074	534,996	83.0	49.0

(1)	The net income corresponds to the period and basis related to the acquisitions by the Company.

In relation to Net investment, the Company is a minority shareholder and does not control Net. The market price of Net shares, in accordance with the last share quotations negotiated in Bolsa de Valores de São Paulo – BOVESPA, was R$0.99 per thousand common shares and R$1.07 per thousand preferred shares, which corresponded to a market value of R$1,466,087 (R$1,274,016 for the Holding Company’s common shares and R$192,070 for the Holding Company’s preferred shares) on December 31, 2005. The other investees do not have shares traded in BOVESPA.

Net’s summarized financial information as of December 31, 2005, are as follows:

Current assets	688,562
Noncurrent assets	639,978
Current liabilities	417,956
Noncurrent liabilities	1,282,688
Gross revenues	1,968,644
Gross profit	660,223
Operating income	137,341
Net income	125,663

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

17.	Property, Plant and Equipment

a.	Composition

	2005
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,580,964	(1,454,741)	1,126,223
Transmission equipment (2)	9,319,281	(6,332,685)	2,986,596
Buildings and ducts	1,458,621	(837,772)	620,849
Land	196,073	—	196,073
Other assets
General use (3)	767,921	(637,356)	130,565
Intangible (4)	1,399,371	(946,175)	453,196
Telecommunication infrastructure (5)	890,197	(695,526)	194,671
Construction in progress	1,542,601	—	1,542,601

Total	18,155,029	(10,904,255)	7,250,774

	2004
	Cost (1)	Accumulated depreciation	Net book value
Switching equipment	2,464,823	(1,297,448)	1,167,375
Transmission equipment (2)	8,546,659	(5,400,560)	3,146,099
Buildings and ducts	1,360,058	(748,309)	611,749
Land	196,231	—	196,231
Other assets
General use (3)	710,120	(538,844)	171,276
Intangible (4)	1,173,327	(685,917)	487,410
Telecommunication infrastructure (5)	713,567	(523,271)	190,296
Operating license (6)	29,836	(28,800)	1,036
Construction in progress	601,133	—	601,133

Total	15,795,754	(9,223,149)	6,572,605

(1)	Cost refers to acquisition or construction, monetarily restated through December 31, 1995. Additionally, on November 30, 2003, VSP and VSA evaluated the recoverability of its permanent assets (property, plant & equipment, operating license and deferred assets). Based on its analysis of the future cash flow generating capacity of these assets, the Company’s management concluded that the permanent assets amounts would not be fully recovered, and, therefore, decided to set up this impairment provision, which is recorded net of the related cost. In December 2004, a new evaluation was conducted which resulted in recognition of an additional provision of R$32,000.

(2)	Transmission equipment includes aerial, underground and building cables, private automatic exchanges and power equipment.

(3)	Vehicles, information technology equipment, furniture and fixtures.

(4)	Software licenses and rights of way.

(5)	Telecommunications support towers, leasehold improvements and energy and climatization system.

(6)	Operating licenses (authorizations) obtains by the subsidiaries VSP and VSA to provided switched land line telephone services extended to the public. See Note 1.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

a.1.)	Assets related to the concession contract

Certain assets are allocated for use in services provided under the concession, which prevents their removal, disposal, assignment or use as guarantees in mortgages without the express prior authorization of the regulatory authority.

a.2.)	Assets pledged as a guarantee

As of December 31, 2005, the company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$923,992 (R$845,219 on December 31, 2004).

b.	Depreciation

The annual depreciation rates applied to property, plant and equipment are as follows:

%
Switching equipment	10.00
Transmission equipment	5.00 to 20.00
Buildings and ducts	4.00
Other assets	4.00 to 20.00

The weighted average depreciation rate for the year ended December 31, 2005 was 8.97% (9.11% and 9.23% for the years ended December 31, 2004 and 2003, respectively).

The charge to income resulting from amortization of assets recorded under capital leases is included with depreciation expense, in the amount of R$11,989 for the year ended December 31, 2005 (R$16,890 and R$19,594 for the years ended December 31, 2004 and 2003, respectively).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

c.	Construction of the Star One C-1 Satellite

In 2001, Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the Star One C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Because of modifications to the technical specifications of the satellite, the contract was amended in March 2004 to reflect a total cost of US$212,100 and a new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The agreements began on September 30, 2003 and the term for placement of the satellite into orbit and delivery of the earth control station is 30 months. The launching is scheduled for the second semester of 2006.

The amendment establishes that in case of cancellation of the satellite Star One C-1 construction, Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of December 31, 2005 and amounted to R$507,048 (R$275,971 as of December 31, 2004). As described on Note 22.m, part of the construction of satellite Star One C-1 is being financed.

In January 2005, Star One signed a contract with Alcatel in amount of US$152,200 for construction of the Star One C-2 satellite, and the expansion of the control station. The amount of the investment is estimated to be US$195.000, including the insurance premium of launch, credit insurance premium, with Coface (“Compagnie Française d’Assurance pour le Commerce Extérieur”), and other required building costs. The satellite will have 44 “transponders” and will cover South America, Mexico and Florida. The orbit delivery is scheduled for the first semester of 2007.

As described on Note 22.n, in June, 2005, Star One executed a loan agreement for the construction of the C-2 satellite.

On December 31, 2005, the amount related to the C-2 contract is recorded as construction in progress in the amount of R$94,284.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

18.	Deferred Assets

	2005	2004
Pre-operating expenses (1)	174,842	157,511
Goodwill (2)	333,274	102,426
Accumulated amortization (1)	(369,671)	(167,491)

Net book value	138,445	92,446

(1)	The balances of subsidiaries VSP and VSA were adjusted to the recoverable amounts and amortized in 5 years, ended in 2005.

(2)	Goodwill amounts are being amortized based on future profits forecasts, and refers to the goodwill paid by the former parent companies of CT Torres and PrimeSys when acquired by those parent companies. Based on an economic assessment report, the amortization term for the former parent company of CT Torres goodwill has been reduced from 10 to 6 years beginning on November 1, 2004. In October 2005 with the merger of CT Torres into VSP and VSA, this goodwill was transferred to these companies. The goodwill capitalized on PrimeSys is being amortized in 8 years, beginning January 2003.

19.	Payroll and Related Accruals

	2005	2004
Wages and salaries	2,711	4,177
Accrued social security charges	63,746	64,386
Accrued benefits	4,613	5,218

Total	71,070	73,781

20.	Accounts Payable and Accrued Expenses

	2005	2004
Suppliers	780,686	768,825
International operators	126,512	169,283
Consignment for third parties	45,127	118,013
Other	5,371	36,157

Total	957,696	1,092,278

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

21.	Taxes and Contributions

	2005	2004
Indirect taxes
ICMS (value-added tax)	361,418	269,607
PIS/COFINS (social/finance contributions)	40,923	40,393
PIS/Pasep - in suspension (Note 8)	—	144,342
PIS/COFINS - judicial deposit in court (1)	13,443	15,030
ISS (municipal service tax)	14,417	11,860
Other	37,581	20,016
Deferred taxes liabilities
IRPJ and CSSL, law No. 8,200/91 – supplementary monetary restatement	35,281	36,522
Other- income taxes	51	2,180

Total	503,114	539,950

Current	447,455	491,031

Non-current	55,659	48,919

(1)	In 1999, Embratel questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite this questioning, Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprised August 1999 to April 2001. As from May, 2001, and based on case law, the company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002 Provision Measure (MP) No. 66 was published which permitted the settlement of tax liabilities, which had been under legal dispute without carrying any fines. Embratel then decided based on this MP and on the petition filed in court, to settle the debt by presenting the taxes and contributions provided for in the amount of R$173,122, net from the corresponding court deposits of an equal amount.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

22.	Loans and Financing

	2005	2004
Loans and financing	1,513,545	3,263,436
Accrued interest	104,165	166,370

Total	1,617,710	3,429,806

Current	235,144	2,099,185

Non-current	1,382,566	1,330,621

Loans and financing principally comprise credits from various banks and also from suppliers of telecommunications equipment used to enhance domestic and international telecommunications services. This debt finances working capital and the purchase of equipment (mainly satellites and cables) and the B3, B4, C-1 and C-2 satellites and is to be repaid as set out in the repayment schedule below. The debt is mainly denominated in foreign currencies as shown in the following currency analysis and bears fixed interest rates ranging from 4.09% to 11% per annum and variable interest rates ranging from 0.30% to 1.50% per annum over Libor. The Libor rate at December 31, 2005 was 4.70% per annum (2.50% per annum in 2004).

There were no unused commitments for long-term financing as of December 31, 2005 and 2004.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

On December 31, 2005, the loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is protected against exchange variation of the Brazilian Real through derivative operations (Note 23.c), as described below:

	Amount	%	Average cost of debt
Current
Portion of debt under swap or Brazilian Reais-denominated	208,958	88.9	89.17% CDI
Unhedged debt	26,186	11.1	US$ + 6.73%

Total short-term debt	235,144	100.0

Non-current
Portion of debt under swap or Brazilian Reais-denominated	381,300	27.6	84.14% CDI
Unhedged debt	1,001,266	72.4	US$ + 8.20%

Total long-term debt	1,382,566	100.0

Total
Portion of debt under swap or Brazilian Reais-denominated	590,258	36.5	85.92% CDI
Unhedged debt	1,027,452	63.5	US$ + 8.16%

Total debt	1,617,710	100.0

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

a.	Model

	2005			2004
	Short-term	Long-term	Total	Short-term	Long-term	Total
Local currency
Commercial Paper	—	—	—	1,019,050	—	1,019,050
Finame	8,325	7,386	15,711	6,813	13,862	20,675
ICMS Financing	1,337	30,320	31,657	208	28,817	29,025
Leasing	2,330	565	2,895	1,351	1,702	3,053

Total	11,992	38,271	50,263	1,027,422	44,381	1,071,803

Foreign currency
Bank loans	198,394	536,697	735,091	957,294	430,564	1,387,858
Foreign debt security	2,256	418,400	420,656	3,936	729,960	733,896
Star One C-1 and Star One C-2 satellite financing	4,332	343,281	347,613	1,715	111,301	113,016
Suppliers	—	—	—	14,042	3,623	17,665
Leasing	149	—	149	18,265	158	18,423
Swap / Hedge	18,021	45,917	63,938	76,511	10,634	87,145

Total	223,152	1,344,295	1,567,447	1,071,763	1,286,240	2,358,003

Total of debt	235,144	1,382,566	1,617,710	2,099,185	1,330,621	3,429,806

b.	Repayment schedule

The long-term debt amortization schedule, as of December 31, 2005, comprises the following yearly amounts:

2005
2007	327,372
2008	658,197
2009	145,773
2010	107,759
2011 to 2013	143,465

Total	1,382,566

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

c.	Percentage breakdown of total debt by foreign currency/original index:

	2005		2004
	Exchange/ percentage rates	(%)	Exchange/ percentage rates	(%)
U.S. Dollar	2.3407	91.7%	2.6544	64.1%
Euro	2.76905	5.2%	3.6195	4.7%
CDI (Interbank Certificate of Deposit)	19.0%	—	17.75%	29.7%
TJLP	9.75%	0.8%	9.75%	0.6%
Real	—	2.3%	—	0.9%

Total		100.0%		100.0%

d.	Roll-over of debt

In June 2004, Embratel completed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% p.a. or CDI + 4% p.a.

e.	Prepayment of refinancing

In December 2004, Embratel prepaid the debt that was part of the 2003 rollover. This process began in December 2003, which resulted in the disbursement of approximately US$766 million, mainly in the second half of 2004, when approximately US$558 million was paid. This debt was restated by Libor + 4% p.a. and CDI + 4% p.a. The funds were raised from the issuance of notes, commercial paper and other funds raised in the fourth quarter of 2004.

Embratel also prepaid US$22 million of other loans, which were not included in the rollover program. These loans carried an approximate cost of Libor + 3.5% p.a.

The Company’s goal was to reduce the financial charges and terminate the covenants agreed upon the debt refinancing.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In 2005, Embratel continued the strategy of prepaying its debt, with the objective of reducing debt service costs and stop the pledges given in conjunction with the refinancing of debt.

•	In the first quarter of 2005, Embratel prepaid R$236,596 (approximately US$87 million) of debt that had interest of Libor + 3.2% p.a. and a fixed cost of 9.9% p.a.

•	In the second quarter of 2005, Embratel made a R$645,013 (approximately US$261 million) debt prepayment, as mentioned on topics (f) and (g) below.

•	In the third quarter of 2005, Embratel made a R$77,854 (US$35 million) debt prepayment, at a cost of Coupon plus 1.2% p.a.

f.	Commercial paper

In November 2004, Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to replace the refinancing agreement of March 2003.

In May 2005, Embratel paid these notes and new notes were not issued.

g.	Foreign currency bank loans

In the fourth quarter of 2004, Embratel obtained loans in the amount of US$ 165 million, with one-year maturity and three-month Libor + 1.2% p.a interest rates.

In January 2005, Embratel obtained new loans in the amount of US$ 60 million, maturing within one year, of which US$ 35 million accrued interest at the foreign exchange coupon + 1.2% p.a and US$ 25 million at Libor + 1.2% p.a.

In June 2005, Embratel prepaid US$115 million of the debt obtained during the fourth quarter of 2004.

In September 2005, Embratel prepaid US$ 35 million of the debt obtained in January 2005.

In fourth quarter of 2005, Embratel obtained new loans in the total amount of US$130 million which bear interest at Libor + 1.35% p.a. and maturity in November 2010.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

h.	Foreign debt securities - Notes

In December 2003 Embratel issued, through a private placement, notes in the amount of US$275 million. The privately placed notes were exchanged for new notes with the same terms in an offering registered with the SEC. The notes mature in 2008 and bear interest at 11% p.a.

In April 2005, Embratel prepaid 35% of this debt. The payment amounted to US$96 million, leaving a balance of US$178 million.

i.	ICMS Financing

In September 2002, VSA began financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during a 60 -month period with a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% per annum and a service fee equal to 1% of the each installment released. VSA used R$31,429 (R$28,817 on December 31, 2004) of the total line of credit.

j.	Suppliers

The suppliers’ financing is foreign currency -denominated and refers to purchases of materials and equipment needed for providing telecommunications and data (internet) services.

k.	Guarantees

The guarantees pledged in connection with outstanding loans and financing substantially comprise promissory notes, which although not representing actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled in the fourth quarter of 2004, due to the prepayment of the refinanced debt.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

l.	Credit agreement defaults

Most of the Company’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company’s debt is in default or accelerated. As of December 31, 2005, none of the outstanding debt was in default.

As stated in Note 1.a., on November 1, 2000, Embratel incorporated Star One to manage satellite operations, transferring the satellite rights and obligations to Star One, which became the licensee for providing these services. The credit agreements related to these satellites include cross-acceleration provisions that would permit the lenders to accelerate the maturity thereof if the financed assets were sold or transferred to other companies. However, before incorporating Star One and transferring the assets, Embratel’s management obtained from the lenders a waiver regarding the transfer of the assets to Star One, as this was a condition which could have caused an event of default. Most of the waivers conditioned to the maintenance of Embratel as majority shareholder in Star One during the remaining term of agreements.

m.	Star One C-1 satellite financing

On April 19, 2002, Star One entered into a financial agreement with BNP Paribas in order to finance 85% of the Star One C-1 satellite manufacturing price and 100% of the related insurance payable to Coface. The total amount of the credit was US$122,337 (with a 36-month grace period for repayment of principal and payment in 14 semiannual installments, resulting into nine and half year note. The annual interest rate during the grace period would be 6 month LIBOR plus 0.75% p.a., and during the repayment period an annual fixed rate of 5.96% p.a.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

As the original agreement for the purchase of Star One C-1 satellite was renegotiated due to certain project modifications, the price and the payment schedule were modified. Consequently, the credit agreement was amended on August 13, 2003. This amendment, which replaced the original contract, was signed with BNP Paribas (primary bank) and Sociéte Génerale, with the amounts equivalent to 85% of the new price of the Star One C-1 satellite to be delivered in orbit, and 100% of the related insurance signed with Coface. The amount of the credit was increased to US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a grace period for repayment of principal of 38 months and payment in 14 equal and consecutive half-yearly installments, resulting in 10 years period. The interest rate during the grace period will be the 6 months-LIBOR plus 0.75% p.a., and in respect of the payment period a fixed rate of 3.93% p.a. The income tax on the interests is a liability of the creditor.

On June 1, 2004, the Credit Agreement was amended once again due to other modifications of the satellite project, reducing the credit to US$185,232 (US$18,547 related to 100% of the credit insurance premium). All others conditions remained the same.

As of December 31, 2005, the amount drawn totaled US$134,246, which represented the disbursements to Alcatel and the loans and premium payments to Coface. The current credit agreement includes the following clauses and obligations:

m.1)	A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has characteristics attributable under French Law. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

m.2)	Beginning July 1, 2005, Star One will deposit monthly into an account, “Debt Service Reserve Account”, an amount in Reais equivalent to one-twelfth (1/12) of the first semiannual payment of principal and interest. Upon commencement of the repayment period, estimated to be November 30, 2006, and until the end of loan agreement, Star One will maintain a deposit in Reais equivalent in U.S. Dollars to 125% of a semiannual payment of principal and interest.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

m.3)	In the event that the guaranty defined in item (m.2) above is not available, the guaranty will be provided by the receivables resulting from the Transponders Lease Agreement executed between Star One and Embratel.

m.4)	In the event that the guaranties defined in items (m.2) and (m.3) above are not available, Embratel, shareholder of Star One, guarantees the deposits to be made in the debt service reserve account, limited to US$122,337 and beginning on July 1, 2006.

m.5)	At any time credit agreement term, Embratel has to have at least 51% of the share capital voting rights of Star One.

m.6)	Star One shall comply with some financial covenants such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). As of December 31, 2005, Star One has complied with all covenants.

In February 2006, BNP Paribas formally waived clauses m.2 and m.3 above, starting the process for the amendment of the loan agreement. Based on this waiver, the amount of the marketable securities pledged as guarantee to clause m.2, is now available for withdrawal and beginning in February, Star One ceased making monthly deposits as had been required as described in clause m.2 above.

n.	Star One C-2 satellite financing

In June 2005, Star One entered into a financial agreement with BNP Paribas and Sociéte Génerale for the Star One C-2 satellite construction. The total amount was equivalent to US$136,535, to finance 85% of construction cost and 100% of the insurance premium agreed with Coface. The debt has a 27 month grace period for repayment of principal and will be repaid in 10 equal semiannual installments over 5 years at an interest rate of 4.09%.

The current credit agreement includes the following clauses and obligations:

n.1)	A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has characteristics attributable under French Law. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

n.2)	During the contractual period, Embratel is committed to maintain its total of shares with right of vote higher than 51% of total shares on Star One.

n.3)	Star One has certain covenants with creditors, involving debt levels and minimum earnings before interests, taxes, depreciation and amortization (“EBITDA”). As of December 31, 2005, Star One was in compliance with these covenants.

Until December 31, 2005, were disbursed by the banks US$12,146 including the disburses to Alcatel, the loans and payments of premium to Coface.

o.	Covenants

Embratel is bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of December 31, 2005, are in compliance.

23.	Financial Instruments

a.	Miscellaneous

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

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In this sense, a system to apply this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

The Company carries out all transactions with reputable banks, which reduces the risks. The Company’s Management recognizes an allowance for doubtful accounts in an amount considered sufficient to cover possible risks of realization of the accounts receivable and, therefore, management believes that the credit risk is measured and recorded in the financial statements.

The Company generally does not require collateral from customers.

c.	Interest rate, currency and forward currency swaps

Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	As of December 31, 2005
Classes	Issue date	Maturity date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	03/31/06 to 12/12/08	104,123	20,038	19,036
Forward	Various	01/02/06 and 12/21/07	127,766	43,900	5,234

		Total	231,889	63,938	24,270

	As of December 31, 2004
Classes	Issue date	Maturity date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	01/03/05 to 12/12/08	258,891	87,145	84,592
Forward	11/4/04	01/12/05 and 03/16/05	65,000	18,189	15,138

		Total	323,891	105,334	99,730

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In addition, Embratel entered into derivative transactions to protect new loans. These transactions were made in advance to reflect a market opportunity.

	As of December 31, 2005
Classes	Issue date	Maturity date	Notional amount (US$)	Book value (R$)	Market value (R$)
Exchange Swap	Various	02/10/06 to 12/12/08	34,054	23,800	24,123
Forward	Various	09/01/06 and 12/03/07	177,279	41,748	(3,423)

		Total	211,333	65,548	20,700

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d.	Criteria, assumptions and limitation in the market value calculations

d.1.)	Cash and cash equivalents, current accounts receivable and payable - The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

d.2.)	Loans and financing and swap operations (hedge and forward) - The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

d.3.)	Limitations - The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of December 31, 2005, which market values differ from their carrying amounts are shown below:

	2005		2004
	Book value	Market value	Book value	Market value
Loans and financing	1,617,710	1,385,613	3,429,806	3,220,803

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

24.	Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involves issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Company’s privatization, based on instructions issued by government entities at that time.

Based on the facts currently available and on the opinion of legal advisors, Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

In accordance with CVM requirements and IBRACON Statement NPA No. 09, the Company discloses all contingent liabilities when the possibilities of loss are assessed as possible or remote. The Company discloses and records provisions for the contingent liabilities evaluated as probable and reasonably estimated. For those claims evaluated as possible, a provision has not been recorded.

The amounts involved are described as follows:

	Consolidated
	Probable		Possible
Nature	2005	2004	2005	2004
Labor	66,640	91,434	92,868	75,097
Tax	405,266	94,294	3,097,407	1,951,393
Civil	174,449	291,536	162,489	191,348

Total	646,355	477,264	3,352,764	2,217,838

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The roll forward of probable contingencies balances, for the year ended December 31, 2005, is shown below:

	Balance on	Roll forward						Balance on
	12/31/2004	Additions	Reversals	Payments	Transfers to accounts payable (1)	Monetary variations (2)	Others (3)	12/31/2005
Labor	91,434	24,511	(34,285)	(15,200)	—	—	180	66,640
Tax	94,294	350,255	(79,804)	(4,982)	—	38,246	7,257	405,266
Civil	291,536	70,680	(134,408)	(44,920)	(24,745)	8,268	8,038	174,449

	477,264	445,446	(248,497)	(65,102)	(24,745)	46,514	15,475	646,355

		196,949

(1)	Due to the agreements made, as described in Note 24.3.c.

(2)	Recorded in financial income (expense).

(3)	Refers to the balances recorded in subsidiary TDB at the time of its acquisition, as well as the amount originated by the merger of Latam.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

24.1.	Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others.

24.2.	Tax contingencies

	Probable		Possible
Claims	2005	2004	2005	2004
ICMS (a)	391,954	87,115	2,052,237	1,154,207
Income tax on inbound international income (b)	—	—	351,635	351,635
INSS (Brazilian Social Security Institute) (c)	—	—	90,211	47,000
PIS (d)	480	—	160,764	159,000
COFINS (e)	967	—	243,080	236,600
CSSL (f)	—	—	76,855	—
FUST (g)	—	—	115,190	—
Others (h)	11,865	7,179	7,435	2,951

Total	405,266	94,294	3,097,407	1,951,393

a.	ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by Embratel as exempt or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies, amounting to R$376,235 (R$86,650 as of December 31, 2004), have been assessed as probable losses and therefore a provision has been recorded. Those contingencies assessed as possible losses by the legal counsel amount to an historical amount of approximately R$1,766,191 (R$893,749 as of December 31, 2004). As a result of this evaluation no provision has been recorded.

In July 2002, Star One was assessed R$236,000 in Rio de Janeiro for the payment of ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, the - decision is still pending. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In March 2004, Star One was assessed in the Federal District, in the amount of R$19,806 for the nonpayment of the ICMS over satellite capacity and other accessory obligations. Star One’s management and its legal counsel evaluates the probability of loss of these assessments as possible.

The subsidiaries VSA and VSP have ICMS-related assessments in the amount of R$29,749 (R$5,174 on December 31, 2004), of which R$14,568 (R$465 on December 31, 2004) has been accrued in the financial statements, and R$15,181 (R$4,652 on December 31, 2004) for which the probability of loss has been evaluated as possible.

TDB has ICMS-related assessments in the amount of R$16,210, of which R$1,151 has been accrued in the financial statements, and R$15,059 of which the probability of loss has been evaluated as possible.

b.	Income tax on inbound international income

Based on the opinion of its legal advisors, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Federal Revenue Agency (“SRF”) assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers’ Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached a decision, which was favorable to Embratel. Embratel’s management and its legal counsel, consider the probability of loss as possible.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

c.	INSS (National Institute of Social Security)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible in the amount of R$42,233 (R$47,000 on December 31, 2004) and thus, no provision has been recorded.

On July 20, 2005, Embratel received notification from the INSS (National Institute of Social Security) as a result of supposedly underpaid social security contributions related to SAT (Workers’ Compensation Insurance) and to education allowance, in addition to contributions paid to the INSS and directed to third parties SESI (Industry Social Service), SENAI (National Service for Industrial Training) and SEBRAE (Brazilian Mini and Small Business Support Agency), referring to funds with a compensatory nature and, therefore, subject to the referred contributions, during the period from October 1999 to December 2004. In the opinion of Embratel management and its legal counsel, the likelihood of an unfavorable outcome is possible, in the amount of R$1,031.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In addition, on July 20, 2005, Embratel received notification due to allegedly underpaid social security levied on payments to self-employed/individual taxpayers (among whom are directors with no employment ties and members of the board of directors) and cooperative members during the period from January 1999 to December 2004. In the opinion of Embratel management and its legal counsel, the likelihood of an unfavorable outcome, in the amount of R$7,712, is possible.

On December 21, 2005, the Company received notification mainly due to: payments made to indemnify fringe benefits and not as compensatory and, therefore, subject to the referred contributions; lack of supporting documentation of the contribution of social security on payments to self-employed cooperative members; and lack of supporting contracts of services provided by third-parties, to be presented to fiscal authorities, as well as supporting documentation of payments of social security for these third-parties, since the Company is jointly responsible, according to social security laws. The Company’s Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible, in the amount of R$39,235.

d.	PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70.The probability of loss related to the assessment has been classified as possible by the companies’ legal advisors.

In March 2005, VSA received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

TDB received tax assessments referring to the requirement of PIS payment from 1999 to 2004, in the amount of R$521, of which R$480 has been accrued in the financial statements, and R$41 for which the probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

e.	COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level, which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by the Company’s legal counsel.

In March, 2005, VSA received tax assessments referring to federal taxes, mainly related to the requirement of COFINS payment from 2000 to 2003, in the amount of R$4,314. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

TDB received tax assessments referring to the requirement of COFINS payment from 1999 to 2004, in the amount of R$3,133 of which R$967 has been accrued in the financial statements, and R$2,166 which the probability of loss has been evaluated as possible, and therefore no provision has been recorded, in the opinion of this subsidiary and its legal advisors.

f.	CSSL

The Company filed a writ of mandamus with the objective to suspend the liability and statement of extinguish of CSSL tax credit, in amount of R$76,855, referred to the compensation occurred in 1999 that was not approved. In December, 2005, a preliminary injunction was issued, determining suspension of liability of tax credit. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

g.	FUST

In January 2006, Embratel, VSA, VSP, TDB and PrimeSys proposed a writ of mandamus with an injunction request, in order to challenge Anatel’s Abridgment nº 1/2005. In this lawsuit the Companies intend to have assured their concession to continue to collect FUST in accordance with the taxable income foreseen in the Law nº 9,998/00 and Instruction nº 29/03. By means of Abridgement nº 01/2005 had made an interpretation in a sense that, for tax basis purpose, telecommunication operators are not allowed to exclude revenues repassed and/or received for interconnection and EILD. Such interpretation opposed Anatel’s Universal Service Department former orientation, which allowed telecommunication operators to exclude of the FUST taxable income revenues derived from and EILD, which amounts to R$ 115,190. Since January, 2006, the subsidiaries are judicially depositing the total amount in accordance with Abridgement nº 01/2005 interpretation. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

h.	Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$ 2,951. This subsidiary’s Management and its legal counsel understand that the probability of loss is possible.

As of December 31, 2005 the Company recorded a provision in the amount of R$ 7,796 (R$ 5,541 on December 31, 2004), mainly related to the dispute involving VSA to assure the non-incidence of CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, VSA and VSP filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries VSA and VSP and that of their legal counsel, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,663 as of December 31, 2005 (R$1,638 on December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

TDB has tax contingencies related to IRRF, CPMF, II and IPI of R$6,890, of which R$2,406 were classified as a probable loss and R$4,484 were classified as possible losses, on the opinion of TDB’s management and its legal counsel.

i.	Withholding income tax on remittances to foreign telecommunications companies

Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with interest, totaling R$39,462, were paid, and, recognized as expense in the first quarter of 2003.

Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

24.3.	Civil contingencies

	Probable		Possible
Claims	2005	2004	2005	2004
Disputes with local operators (a)	2,767	2,000	—	43,349
Anatel and public institutions (b)	45,140	13,004	63,235	63,267
Disputes with third parties (c)	126,542	276,532	99,254	84,732

Total	174,449	291,536	162,489	191,348

a.	Disputes with local operators

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,767 (R$ 2,000 as of December 31, 2004). In another collection lawsuit in the amount of R$43,349, due to a settlement agreement, the party requested for the extinction of this lawsuit.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

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

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filed by third parties aiming payments at historical amounts of R$2,637 (R$2,569 as of December 31, 2004) which are awaiting a decision. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

In the opinion of Embratel’s management and its legal counsel, the chances of loss regarding the penalty sought by Anatel and third parties have been classified as possible and thus, have not been provisioned. In regards to the tax execution sought by the state of Rio de Janeiro, Embratel and its legal advisors have classified the chances of loss as probable and have therefore recorded a provision of R$9,424 (R$ 8,500 as of December 31, 2004).

b.2. Administrative Suits for Noncompliance with Obligations (PADO’s)

Due to noncompliance with quality targets, defined by Anatel in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), Anatel filed several PADO’s against Embratel, VSA, VSP and TDB.

The Company has been making efforts and made arguments, successfully in some cases, to avoid penalties. Such arguments may contribute to a significant reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In the opinion of these subsidiaries’ management and respective legal counsel, the chances of loss related to the PADOs of Embratel, VSA and VSP were classified as probable and therefore provisioned in the monetary updated amounts of R$28,895, R$2,947 and R$3,874, respectively (R$2,161 and R$2,343 on December 31, 2004 for the subsidiaries VSA and VSP, respectively).

In relation to the Embratel’s fines of R$10,598 (R$10,698 on December 31, 2004) the chances of loss were classified as possible.

TDB has PADOs for alleged noncompliance with quality targets for which no fines are being imposed, as these are the first PADOs related to these targets for such subsidiary.

Due to other infractions not related to quality, other PADOs related to Embratel, VSA, VSP, TDB and PrimeSys were filed and have been classified by Management and its legal advisors as possible losses. The amounts of the sanctions that could be applied are not yet measured.

b.3. Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries VSA and VSP began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by VSA, as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim. Due to the understanding of Management of VSA and that of its legal counsel on this matter, the chances of loss in this case are possible.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

c.	Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$20,104 (R$22,798 as of December 31, 2004).

Similarly, VSP was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, VSP recorded a provision for an updated amount of R$4,134 (R$4,792 as of December 31, 2004).

VSP and VSA recorded a provision related to judicial disputes with third parties in the amount of R$5,948 (R$5,980 as of December 31, 2004). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. For those suits with losses classified as possible, amounting to R$9,760 (R$23,434 as of December 31, 2004), no provision has been recorded. TDB habilitate on 2a Vara de Falências e Recuperações Judiciais da Comarca de São Paulo, state of São Paulo, the credit in the amount of R$426 classified as probable of loss by the Management of the subsidiary and its legal advisors.

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In December 6, 2005, Embratel reached an agreement with companies to put an end in these lawsuits. With respect to the other lawsuits, for which charges have been suspended, in the opinion of the Management of Embratel, losses in a total amount of R$29,267 (R$45,116 on December 31, 2004) are probable.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

With respect to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, TDB filed a lawsuit and an injunction was granted, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. The subsidiary’s management and its legal advisors understand that the chances of loss as probable, in amount of R$7,611.

CT Torres is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations. In the opinion of the management of CT Torres and its legal counsel on this matter, the chances of loss are probable in these cases and a provision in the amount of R$375 has been provisioned.

CT Torres is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management of CT Torres and its legal counsel the chances of loss in these cases are possible, and therefore, no provision has been recorded. Due to the spin-off of CT Torres, these liabilities were assumed by VSA.

Due to the increased number of unfavorable decisions and agreements reached, and, based on the assessment of its legal advisors, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$34,757 (R$27,011 as of December 31, 2004). The suits in which losses were classified as possible amount to R$65,320 (R$42,053 as of December 31, 2004) and thus, no provision has been recorded.

Embratel and/or other operators are co-defendants in several suits seeking indemnification for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by the subsidiary.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s management and its legal advisors classified the chances of loss as probable and have thus, recorded a provision in the amount of R$ 6,668 (R$5,500 as of December 31, 2004).

In other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsel, Embratel believes that the chances of loss in some of the suits are probable, with an updated amount of R$17,252 (R$164,960 on December 31, 2004). Other suits are classified as possible, amounting to R$19,729 (R$14,800 on December 31, 2004), of which R$10,835 are deposited in court.

Embratel, VSA and VSP, and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiaries and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

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

The Company rate of contribution for the defined benefits plan for 2005 and 2004 was 17.82% and 19.80%, respectively, of the salary of the active participants in this plan (7 and 8 participants at December 31, 2005 and 2004, respectively).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

After the privatization, Embratel introduced a defined contribution plan through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Star One also became a sponsor effective beginning November 1, 2000. All newly hired employees automatically participate in the new plan and no further admittance to the defined benefits plan is allowed. For the defined contribution plan, the sponsor’s contribution ranges from 3% to 8% of the participants’ salary, in addition to the extraordinary contribution, provided in the plan’s by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Contributions to the defined benefit and post-retirement medical assistance plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary.

On September 1, 1999, a statement of recognition, acknowledgement of debt, and acceptance and amortization of actuarial insufficiency was signed between Embratel and Telos, and approved by the Brazilian pensions regulatory authority (“Secretaria de Previdência Complementar”). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contribution plan. The unpaid balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2005, the outstanding balance payable to Telos amounts to R$142,145 (R$174,086 as of December 31, 2004).

The above -mentioned pension and medical health care plans sponsored by Embratel and Star One are the only post-employment benefits granted to employees.

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

Consequently, on December 31, 2001, Embratel recorded an additional liability in the amount of R$193,424 (effect in Holding Company – R$191,050) against shareholders’ equity in the form of a prior year adjustment. As of December 31, 2005, that liability amounted to R$300,454 (R$265,020 as of December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Reconciliation of Assets and Liabilities as of December 31, 2005:

	Defined Benefit Plan (DBP)		Defined Contribution Plan (DCP)		Medical Health care Plan (MHCP)
Actuarial liabilities - present value	(1,083,183)		(1,599,014)		(347,759)
Fair value of the plan assets	1,177,966		1,553,293		52,966

Present value of liabilities in excess of assets in excess of liabilities and assets	94,783		(45,721)		(294,793)
Actuarial (gains) or losses unrecognized	(16,468)		29,672	(2)	(5,661)
Actuarial assets unrecognized by Embratel	(78,315	)(1)	(126,096	)(3)	—

Net actuarial liabilities	—		(142,145)		(300,454)

(1)	Unrecorded actuarial assets due mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.

(2)	This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2.222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued on December 13, 2000.

(3)	Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future.

Main actuarial assumptions for 2005 and 2004 used at balance sheet date:

a.	Economic assumptions:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a. = 11.3% p.a.

(ii)	Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11.3% p.a.

(iii)	Long term annual inflation rate	5.0% p.a.

(iv)	Wage and benefits capacity	0.98 (1)

(v)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)	The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recovery of inflationary losses.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

b.	Other assumptions:

(i)	Table of general mortality rate	UP-94 set forward two years UP-94 set forward two years for women and one year for men (DBP and MHCP)

(ii)	Table of mortality rate of disability	IAPB-57

(iii)	Table of entry into disability	Mercer disability onset chart

(iv)	Turnover	Not used (DBP and MHCP)

Statement of changes in actuarial liabilities:

	2005	2004	2003
Beginning balance	439,106	393,245	402,955
Plus - Interest and updating of actuarial obligations	4,852	90,450	33,924
Plus - Actuarial liabilities arising from CVM Deliberation No. 371 (medical health care plan)	35,432	26,204	24,959
Debt surplus - January to April 2003 - Voluntary Dismissal Program	—	—	15,413
Monetary restatement of debt surplus - January to April 2003 - PDI	—	270	—
Payment of debt surplus - January to April 2003 - PDI	—	(15,683)	—
Less - Payments made during the year	(36,791)	(55,380)	(84,006)

Actuarial liabilities	442,599	439,106	393,245

Current	43,821	68,342	64,442

Non-current	398,778	370,764	328,803

Actuarial liabilities breakdown:
Defined contributions plan (unsecured liabilities)	142,145	174,086	154,429
Medical assistance plan	300,454	265,020	238,816

Total	442,599	439,106	393,245

26.	Transactions with Related Parties

The Company engages in a variety of transactions in the ordinary course of business with Telmex, with subsidiaries of Telmex and with other companies that may be deemed to be under common control with Telmex, including América Móvil S.A. de C.V., through its Brazilian subsidiary Claro Group.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

These transactions with related parties are conducted according to conditions and terms similar to market conditions and the most important balances and values are shown below:

	2005	2004
ASSETS
Current
Accounts receivable (telephone traffic)
Techtel	7	137
TDB (1)	—	5,494
Claro Group	54,500	5,047
Net	5,144	—
Accounts receivable (call center)
Claro Group	6,497	5,528
Foreign administrators (telephone traffic)
Telmex – Mexico	2,832	2,254
Telmex – Chile	1,843	133
Telmex – Argentina	3,133	389
Telmex – USA	943	—
Conecel – Ecuador	120	—
Other current assets
TDB (intercompany loans) (2)	—	565
Claro Group	794	223

	2005	2004
LIABILITIES
Current
Accounts payable (telephone traffic)
TDB (1)	—	4,425
Claro Group	188,664	49,405
Foreign administrators (telephone traffic)
Telmex – Mexico	5,448	1,654
Telmex – Chile	928	255
Telmex – Argentina	1,779	319
Telmex – USA	802	—
Other current liabilities
Telmex – USA	91	—
Loans – Inbursa Bank (3)	58,525	133,401

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

	2005	2004	2003
STATEMENTS OF OPERATIONS
Net operating revenue
Domestic traffic
TDB(1)	42,923	14,017	—
Claro Group	376,862	65,931	—
Net	4,151	—	—
International traffic
Telmex – Mexico	2,587	1,770	—
Telmex – Argentina	1,214	432	—
Telmex – Chile	1,079	137	—
Techtel	24	51	—
MCI (4)	—	—	132,782
Conecel – Ecuador	135	—
Others		—	971
Call Center
Claro Group	46,401	6,401	—
Cost of services provided and goods sold
Domestic traffic
TDB (1)	(13,286)	(3,924)	—
Claro Group	(459,182)	(139,518)	—
International Traffic
Techtel	(79)	(140)	—
Telmex – Mexico	(2,777)	(1,079)	—
Telmex – Argentina	(1,215)	(254)	—
Telmex – USA	(645)	—
Telmex – Chile	(698)	(261)	—
MCI (4)	—	—	(68,953)
Others (4)	—	—	(823)
General and administrative
Claro Group	(153)	(112)	—
Administrative fee MCI (4)	—	—	(14,024)
Proceda (4)	—	—	(9,961)
Others MCI (4)	—	—	(297)
Financial
Interest on borrowings –Inbursa Bank (3)	(13,904)	(681)	—
Exchange variation on the administrative fee - MCI (4)	—	—	(1,100)

(1)	This Company was acquired on October 24, 2005 (Note 1). The amounts described in the statements of operations refer to the period from January 2005 to the date of acquisition.

(2)	1º contract:

Interest rate: CDI

Maturity of principal: June 5, 2006

2º contract:

Interest rate: IGP-M

Maturity of principal: undetermined

(3)	Interest rate: three month Libor + spread of 1.2%

Maturity of principal: November 11, 2006

Guarantee: promissory note

(4)	In July 2004, the disposal of the shareholding interest of MCI in the Holding Company was concluded (Note 1).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

On November 22, 2005, Embratel and Net signed agreements that permit the use by Embratel of Net’s network and of various support services to be provided by Net to Embratel.

These agreements support the partnership between Embratel and Net for the launch of a joint triple play offering for the residential market. Triple play is an integrated voice, broadband and video offering through a single network infrastructure, where the services will be jointly billed by the companies. In this offering, Embratel expects to benefit from Net´s network, through the access of its subscribers base and its distribution channels.

Among the contracts signed is the “Contrato de Locação de Fibra Ótica” (Optic Fiber Lease Contract) that permits Embratel to lease Net’s surplus fiber. This agreement is expected to allow Embratel to increase its access network to the market as a whole and to represent an important step for the Company to expedite the marketing of integrated telecommunication services (local and long distance voice, data, broadband, Internet, image and outsourcing).

27.	Insurance (unaudited)

The Company’s management considers that all assets and liabilities of any material values and risks related thereto have been covered by insurance.

a.	Embratel

As of December 31, 2005, Embratel had Operating Risk type insurance policies for the total risk amount of R$13,054,351, and maximum indemnity limit equal to R$852,801, including its equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance as required by the concession contracts.

b.	Star One

All Earth Station Equipment is insured in the amount approximately equal to the net book value. The insurance related to satellites in orbit B3 and B4 have been renewed until June 30, 2006 and AMC12 until February 3, 2007.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

c.	VSA and VSP

As of December 31, 2005, these subsidiaries had Operational Risk insurance, which called for coverage of loss of profits. The total coverage of the Operational Risk policy is R$ 2,173,230 and the maximum limit of indemnity is equal to R$ 649,413.

d.	TDB

As of December 31, 2005, the subsidiary had insurance contracts on modality (i) operational risks, including own and third-party equipment and all its network, against fire, ray, explosion and business interruption, in the amount of R$560,440, (ii) engineering risks, including constructions, facilities and equipment including on public roads, in the amount of R$5,000, and (iii) civil responsibility risk including involuntary personal and the other damages caused to third parties in the amount of R$4,000. The assets and responsibilities of values and relevant risks are covered by insurance in agreement with established on respective policy.

e.	PrimeSys

As of December 31, 2005, the subsidiary has the control of insurance contracts on the following types: property, civil responsibilities and vehicles, on total amount of R$36,628.

28.	Shareholders’ Equity

a.	Capital stock

The Company concluded the capital increase on May 23, 2005, approved by the Board of Directors at the meeting held on February 3, 2005 and ratified on February 23, 2005, in the total amount of R$1,822,800, comprising 423,906,976 thousand nominative shares, and without par value, being 157,658,651 common shares and 266,248,325 preferred shares.

On October 24, 2005, due to the mergers described in Note 1, the Company’s capital stock increased by R$978,228, comprising 988,758,654 thousand nominative shares, and without par value, being 512,480,332 thousand common shares and 476,278,322 thousand preferred shares.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

On December 31, 2005, the authorized capital is 1 trillion common or preferred shares (700 billion common or preferred shares in 2004). The subscribed and fully paid-in capital stock at the close of the year 2005 amounts to R$5,074,941 (R$2,273,913 in 2004), comprising 988,758,654 thousand shares (334,399,028 thousands shares in 2004), without par value and allocated as follows (in thousand share lots): 512,480,332 common shares (124,369,031 in 2004) and 476,278,322 preferred shares (210,029,997 in 2004). The book values per share of the outstanding shares as of December 31, 2005 (987,715,620 thousand shares) and on December 31, 2004 (332,964,465 thousand shares) are R$7.46 and R$13.59, respectively, per thousand share lot, expressed in Brazilian Reais.

Under BR GAAP and according to the Company’s by-laws, the number of non-voting shares, such as the preferred shares, may not exceed a half of the total number of shares.

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

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments through that date. The reserve is realized when dividends are received from Embratel. On December 31, 2005, amount realized was R$54,433.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Since Law No. 10,303/01 became effective, Unrealized Earnings Reserve are recorded by the amount of the statutory dividend in excess of realized net earnings for the year. For this purpose the obligatory dividend is calculated according to the Holding Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01. Therefore, any part of the reserve to be recorded subsequent to the issuance of Law No. 10,303/01 will consist of the postponed dividend itself, and will no longer be the basis for calculation of the dividends.

In connection with Circular Letter CVM/SNC/SEP No. 01/2005, of January 16, 2003, the Unrealized Earnings Reserve balance that originated under the old criteria will keep its original characteristics, i.e., the realized amounts compose the base for calculation of dividends payable.

b.3)	Reserve for investments

On December 31, 2005, the Company established an investment reserve for adjusted net income remaining from the period in the amount of R$73,465 and transferred to this reserve the remaining retained profit balances in the amount of R$5,807 (Note 28.d).

As of December 31, 2004, the accumulated losses were absorbed by the reserve for investments.

c.	Dividends and interest on capital

According to the Holding Company’s by-laws, the preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% of the portion of total share capital attributable to preferred shares, based on ratio of preferred shares to total shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever is higher (Holding Company’s by-law alteration on December 30, 2002), and have priority in relation to the common shares in the event of liquidation of the Holding Company.

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

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The adjusted net profit for the year ended December 31, 2005 is as follows:

Net income for the year	174,427
Constitution of legal reserve	(8,721)
Realization of unrealized earnings reserve	54,433

Adjusted net income - basis for calculation of dividends	220,139
Minimum percentage of statutory dividends	25%

Minimum dividends	55,035
Additional dividends for payment to the preferred shares	91,639

Total dividends	146,674

In 2005, dividends for payment to holders of preferred shares were accrued, as shown below:

Subscribed capital stock	5,074,941
Minimum percentage of statutory dividends	6%

304,497

Total number of shares	988,758,654,307
Total number of preferred shares	476,278,322,363
Single value per thousand shares	0.31
Dividends	146,674

For the year ended December 31, 2004, the Company’s adjusted result, the basis for distribution of dividends, was negative.

d.	Destination of adjusted net income

Adjusted net income composition:

Net income of the year	174,427
Constitution of legal reserve	(8,721)
Realization of unrealized earnings reserve	54,433

Adjusted net income – basis to calculation of dividends	220,139

Minimum dividends – 25%	(55,035)
Additional dividends for payment to the preferred shares	(91,639)
Adjusted net income – after dividends (Note 28.b.3)	73,465

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In order to meet the permanent investment plans provided for in the formal, approved budgets by the Company’s Boards, according to that provided in article 196 of the Corporation Law and article 8 of CVM Instruction No. 59 issued on December 22, 1986, the Company established an Investment Reserve for adjusted net profits remaining from the period in the amount of R$73,465 and transferred to this reserve the remaining retained profit balances in the amount of R$5,807. This Management proposition was ratified by the Ordinary and Extraordinary Shareholders’ Meeting.

e.	Treasury shares

As of December 31, 2005, the Company held 1,043,034 thousand of its own preferred shares in treasury (1,434,563 thousand preferred shares on December 31, 2004), after the sale, during 2005, of 391,529 thousand of these shares. The balance of treasury shares as of December 31, 2005 is R$11,792 (R$16,218 as of December 31, 2004).

The market value per thousand shares lot at the end of 2005, expressed in reais was R$6.80 (R$5.60 in 2004).

f.	Stock option plan

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

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of preferred share purchase options (thousands of shares)
Open options as of December 31, 2003	8,731,080
Options offered in 2004	152,500
Options sold in 2004	(1,615,240)
Options cancelled in 2004	(99,846)

Open options as of December 31, 2004	7,168,494
Options cancelled in 2005	(3,606,806)
Options sold in 2005	(391,529)

Open options as of December 31, 2005	3,170,159

Weighted average exercise price of the purchase options on December 31, 2005 (per thousand shares, expressed in reais)	6.61

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the consolidated statements of income, the loss in sales of treasury shares incurred during the year, net consolidated income for the year ended December 31, 2005 would have been decreased by R$3,447, totaling R$170,980.

29.	Director’s Fees

During the years 2005, 2004 and 2003, director’s fees in the amount of R$9,896, R$38,358 and 25,869, respectively, were recorded as operating expenses.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

30.	Commitments with Anatel (unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of Embratel:

Indicator	Position in December 2005	Target for 2006
Rate of domestic long distance calls completed in each peak period for conventional switching telephone services (target in 2005: 70%)
Morning	71.4%	70.0%
Daytime	70.5%	—
Nighttime	69.0%	70.0%
Rate of international long distance calls completed in each peak period for conventional switching telephone services (target in 2005: 70%)
Morning	71.0%	70.0%
Daytime	71.9%	—
Nighttime	67.7%	70.0%
Rate of calls completed to telephone answering services of up to 10 seconds per peak period for conventional switching telephone serviced (target in 2005: 94%)
Morning	96.2%	95.0%
Daytime	96.2%	—
Nighttime	96.6%	95.0%
Requests for public use telephone repairs per 100 telephones in service (target in 2005: 10)	5.4	8
Number of accounts with complaints of errors in each 1000 (target in 2005: 2)	0.3	2
Number of telephones in public use (TUP) in service	1,525	(*)

Notes:

*	There is no regulation, one target established for the indicator.

All data shown above can be found in the Anatel site.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

31.	Voluntary Dismissal Program

Embratel completed, in the first half of January 2003, a Temporary Dismissal Program (the “Program”), which granted financial assistance and social incentives. The Program, initiated in December 2002, was designed for employees who were already retired through the INSS and those who were entitled to retire, proportionally or fully, through the INSS or the employee pension plan (Telos). In order to implement the Program, Embratel set up a provision in December 2002 in the approximate amount of R$20,000.

32.	Agreement with Operators

In 2005 Embratel concluded agreements with fixed and mobile Telecom groups that settled business disputes arising among the parties. As a result, a gain of approximately R$111,562 was recorded in the consolidated statement of income for the year ended December 31, 2005, net of taxes (approximately R$21,000 in 2004) as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits, other current assets, property, plant and equipment, accounts payable and accrued expenses, taxes and contributions, other liabilities, deferred income, operating revenue, cost of services provided, other operating income, net and income tax and social contribution expenses. Embratel’s management believes that these agreements will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

33.	Summary of the Differences Between Accounting Practices in Accordance with BR GAAP and U.S. GAAP (Restated)

Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Holding Company’s financial statements for the year ended December 31, 2004, management identified an error with respect to the calculation of capitalized interest on assets under construction in accordance with U.S. GAAP. The reconciliations to U.S. GAAP as of December 31, 2004 and 2003 and for each of the two years ended December 31, 2004 have been restated to correct this error. We have also adjusted operating income for 2004 and 2003 under U.S. GAAP to reclassify certain items that are recorded under “other non-operating income (expenses), net” in our statement of operations under BR GAAP but that we determined should affect operating income under U.S. GAAP. None of these changes affects our financial statements prepared in accordance with the accounting practices adopted in Brazil. Under U.S. GAAP, the summary of the effects of these changes is as follows:

	2004
	Previously reported	Reclassifications	Restatement	Restated
Shareholders’ equity	5,009,010	—	(102,926)	4,906,084
Operating income (loss)	242,759	(74,054)	(16,873)	151,832
Net income	(369,255)	—	(16,140)	(385,395)
U.S. GAAP basic and diluted net Income (loss) per thousand shares- (after application of EITF 03-6)
Common	(2.97)	—	(0.11)	(2.68)
Preferred	—	—	—	—
Total assets	11,987,836	(204,725)	(158,351)	11,624,760
Property, plant and equipment	17,574,187	—	(2,970)	17,571,217
Accumulated depreciation	(10,462,573)	—	(155,381)	(10,617,954)

Net property, plant and equipment	7,111,614	—	(158,351)	6,953,263

	2003
	Previously reported	Reclassifications	Restatement	Restated
Shareholders’ equity	5,475,633	—	(86,786)	5,388,847
Operating income (loss)	566,449	(14,128)	(46,478)	505,843
Net income	382,083	—	(31,824)	350,259
U.S. GAAP basic and diluted net income (loss) per thousand shares-
Common	1.15	—	(0.10)	1.05
Preferred	1.15	—	(0.10)	1.05
Total assets	13,652,867	24,140	(133,521)	13,543,486
Property, plant and equipment	16,984,957	—	4,987	16,989,944
Accumulated depreciation	(9,308,761)	—	(138,508)	(9,447,269)

Net property, plant and equipment	7,676,196	—	(133,521)	7,542,675

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The restatement effects on the Company’s net income are as follows:

	2004	2003
Depreciation expenses	(16,873)	(46,478)
Financial expenses	(7,957)	(2,482)

Total gross	(24,830)	(48,960)
Deferred taxes	8,442	16,646
Minority interest	248	490

Net effect	(16,140)	(31,824)

As described in Note 2, the consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil (BR GAAP). These accounting practices are established by the Brazilian Corporate Law, instructions applicable to telecommunications concessionaires, and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described below:

a.	Capitalization of interest cost

Until December 31, 1993, under BR GAAP, interest was capitalized separately and amortized over a period different from the useful lives of the related assets. Also, until December 31, 1998, under BR GAAP as applied to companies in the telecommunications industry, interest attributable to construction in progress was computed at the rate of 12% per annum on the balance of construction in progress. The capitalized portion relating to interest on third-party loans was credited to interest expense based on actual interest costs and the balance related to the Company’s own capital was credited to capital reserves. Beginning January 1, 1999, interest charges and monetary and foreign exchange variation from financing directly linked to construction in progress are capitalized to the balance of the related assets and credited to interest expense and monetary and foreign exchange variation.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 34—“Capitalization of Interest Costs”, interest incurred on borrowings is capitalized as part of the cost of certain assets to the extent that borrowings do not exceed construction in progress. The credit is recorded as a reduction of interest expense. The amount of interest capitalized excludes foreign exchange gains and losses on foreign currency borrowings.

For the years presented, the Company did not have any financing directly linked to fixed assets and consequently, no interest was capitalized under BR GAAP. Also, during all years presented, amortization under BR GAAP is higher than that under U.S. GAAP because, prior to 1999, a significant portion of interest capitalized under BR GAAP related to amounts credited to capital reserves that were not capitalized for U.S. GAAP purposes. In 2005 and 2004, interest was capitalized under BR GAAP on Star One’s books.

Total interest cost incurred was R$ 21,853, R$ 15,925 and R$ 26,932, being R$ 20,666, R$ 14,233 and R$ 25,969 capitalized, for the years ended December 31, 2005, 2004 and 2003, respectively.

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

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

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

As fully described in Note 25, for BR GAAP purposes, the recognition of other post-retirement benefit obligations was required since December 2001. Under U.S. GAAP, this pension and other post-retirement benefit obligations have been recorded as of January 1, 1991, resulting in a reconciling item for the unrecognized net actuarial gains and losses. See Notes 33.r. and 34.b.

d.	Items posted directly to shareholders’ equity accounts

Under BR GAAP, certain items are posted directly to shareholders’ equity accounts, which under U.S. GAAP are posted to the income statement. Examples include capitalized interest until 1998, donations and grants and fiscal incentive investment credits received. The posting of such items to shareholders’ equity in the subsidiary companies gives rise to consolidation adjustments in the consolidated statements of changes in shareholders’ equity. Since the original postings by the subsidiaries to their equity accounts would be made directly to the income statement under U.S. GAAP, these consolidation adjustments are included in the reconciliation of net income in accordance with U.S. GAAP.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

e.1.	Dividends

Under the Holding Company’s bylaws, the Holding Company is required to distribute an aggregate amount equal to at least 25% of the Holding Company’s adjusted net income of each fiscal year as a minimum mandatory dividend. Each preferred share is entitled to priority in the allocation of adjusted net income up to its non-cumulative dividend preference, equal to the greater of: (i) 6% of the portion of total share capital attributable to preferred shares, based on ratio of preferred shares to total shares; or (ii) at least 10% greater than the dividend paid per common share. For more information regarding dividends paid to the Holding Company’s shareholders, see Note 28.c.

The Holding Company may refrain from paying the mandatory minimum dividend for a given fiscal year only if the managing bodies of the corporation (i.e., the board of directors and the board of executive officers (diretoria) report to the annual general shareholders meeting that payment of the mandatory dividend would be “incompatible with the corporation’s financial situation.”

Under BR GAAP, the minimum mandatory dividend must be recognized in the year in which the related income is earned. In 2003, the Holding Company’s accounting policy under U.S. GAAP was to recognize dividends in the period in which the dividends were approved by the Holding Company’s shareholders because the Holding Company believed that the minimum mandatory dividend did not become a liability for U.S. GAAP purposes until that point. Following this policy, in the U.S. GAAP reconciliation of shareholders’ equity for 2003, the Holding Company reversed R$86 million in dividends that were recognized in 2003 under BR GAAP and did not take the dividends into account in earnings per share for U.S. GAAP purposes in 2003. Under the policy the Holding Company applied in 2003, the dividends should have been taken into account in earnings per share for U.S. GAAP purposes in 2004.

In 2004, the Holding Company changed its accounting policy under U.S. GAAP to recognize the minimum mandatory dividend in the year in which the distributable profits were earned. The Holding Company believed that because of the limited discretion of shareholders to veto payment the dividend was more properly treated as a liability as of the end of the year in which the distributable profits were earned. Under the policy the Holding Company applied in 2004, the dividends would have been taken into account in earnings per share for U.S. GAAP purposes in 2003. Because of the change in policy, the dividends were not taken into account in earnings per share for U.S. GAAP purposes in either year.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The following table sets forth shareholders’ equity under U.S. GAAP if the Holding Company had applied in 2003 the same accounting policy that it applied in 2004:

	2004 Restated	2003 Restated
Shareholders’ equity as reported	4,906,084	5,388,847
Shareholders’ equity applying new policy	4,906,084	5,302,710

e.2	Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Until June 15, 2003, each American Depositary Share (“ADS”) shown is equivalent to one thousand shares. Beginning June 16, 2003, we implemented a ratio change of ADSs solely to comply with minimum share price (US$1.00) requirement for maintaining its ADS listing on the New York Stock Exchange. The ratio exchange is in the proportion of 1 ADS equal to 5,000 preferred shares. There was no change in the underlying preferred shares.

Under the U.S. GAAP the Holding Company presents basic and diluted earnings per share in accordance with SFAS No. 128, “Earnings per Share.”

Since the preferred and common shareholders have different dividends and voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method for U.S. GAAP purposes. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Holding Company’s bylaws and participation rights in undistributed earnings.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

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

The options described in Note 33.K. were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than average market price of the Holding Company’s common shares for all periods presented.

The Company applied EITF No.03-6 – “Participating Securities and the Two-Class Method under FASB Statement No. 128” for all years presented; accordingly, earnings per share for the year ended December 31, 2004 has been restated to reflect the absorption of losses by the common shares. The following table sets forth the calculation under EITF No.03-6 of earnings per share for the years presented:

	2005		2004 Restated		2003 Restated
	Common	Preferred	Common	Preferred	Common	Preferred
Basic and diluted numerator
Dividends	—	146,674	—	—	—	—
Allocated net income (loss) available for common and preferred shareholders	196,018	170,641	(156,610)	(228,785)	130,902	219,357
Allocation of losses under EITF No.03-6	—	—	(228,785)	228,785	—	—

Total basic and diluted numerator	196,018	317,315	(385,395)	—	130,902	219,357

Basic and diluted denominator
Weighted average shares outstanding	444,041,755	386,556,284	143,770,979	210,029,997	124,369,031	208,410,612

Basic and diluted earnings per share	0.44	0.82	(2.68)	—	1.05	1.05

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

As disclosed in Note 33.e.1, in 2004 the Company changed its accounting policy for recognition of dividends under U.S. GAAP to recognize minimum mandatory dividends in the year in which the distributable profits were earned. The following table sets forth the calculation of earnings per share under U.S. GAAP, if the Holding Company had applied in 2003 the same accounting policy that it applied in 2004:

	Year ended December 31, 2003
	(in thousands of reais, except per share data)
	Common	Preferred
Basic and diluted numerator:
Dividends	—	86,137
Allocated net income (loss) available for common and preferred shareholders	98,710	165,412

Total basic and diluted numerator	98,710	251,549

Basic and diluted denominator:
Weighted average shares outstanding	124,369,031	208,410,612
Basic and diluted earnings per share	0.79	1.21

f.	Impairment of long-lived assets

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. The Company has performed a review of its long-lived assets and concluded that an impairment charge was required, on the permanent assets of VSA and VSP in 2004, as described in Note 17.

g.	Disclosure requirements

U.S. GAAP disclosure requirements differ from those required by BR GAAP. However, in these financial statements, the level of disclosure generally has been expanded to comply with U.S. GAAP, and additional disclosures required by U.S. GAAP are presented in Note 34.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

h.	Interest income (expense)

BR GAAP requires interest to be included as part of operating income. Under U.S. GAAP financial income (expense) is excluded from operating income as stated in the reconciliation of operating income in Note 33.t.

i.	Deferred income tax and social contribution assets

As mentioned in Note 12, under BR GAAP, no tax credits were recorded in certain subsidiaries, due to the uncertainties involving their realization.

Under U.S. GAAP, these subsidiaries recorded a deferred income tax and social contribution assets, with the corresponding valuation allowance, as follows:

	2005	2004
Deferred income tax and social contribution assets	2,496,593	1,666,877
Valuation allowance	(2,496,593)	(1,666,877)

This GAAP difference has no impact on net income (loss) or shareholders’ equity for all periods presented.

j.	Retained earnings

For BR GAAP, a company formed as a result of a spin-off may have retained earnings on its balance sheet if the parent company shareholders’ resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under U.S. GAAP, retained earnings allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as distributable capital. As a result of the spin-off occurred on May 22, 1998, the Holding Company had U.S. GAAP distributable capital of R$994,594.

Under BR GAAP the remaining outstanding amount of the retained earnings is transferred to a reserve for investment (see Note 28.b.3). However, for U.S. GAAP purposes this amount is classified as retained earnings.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

k.	Stock option plan

As mentioned in Note 28.e., the Holding Company has maintained a stock option plan since December 17, 1998. The Holding Company has granted shares to employees of the group, exercisable ratably over 3 years, at a grant price equal to market price at date of grant plus indexation based on the IGP-M until April, 2000. From then on, the exercise price is indexed to inflation using IGP-M in excess of 12% per annum until October 2001. In October 2001, all outstanding variable options were cancelled and replaced by fixed options. Consequently, pursuant to FIN 44, variable plan accounting was applied to the stock option plans for the periods up to October 2001. Beginning in October 2001, variable accounting was no longer applied. No options are exercisable for more than 10 years after date of grant.

Based on the terms of the plan, the Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB Opinion 25 and related interpretations in accounting for its stock option plan. For all periods presented, compensation expense under U.S. GAAP related to the Company’s stock option plan is minimal and, consequently, has not been reflected as an U.S. GAAP adjustment.

The following table summarizes information about the shares granted and outstanding at December 31, 2005, 2004 and 2003:

2005
	Options outstanding			Options exercisable
Date of Grant	Number (in thousands)	Remaining contractual life (years)	Weighted- average exercise price (R$)	Number outstanding (in thousands)	Weighted- average exercise price (R$)
March 05, 2004	65,000	8.27	8.57	65,000	8.57
January 15, 2004	66,000	8.11	8.89	66,000	8.89
October 1, 2003	956,000	7.86	7.60	956,000	7.60
August 7, 2003	30,000	7.70	5.30	30,000	5.30
October 9, 2002	229,954	6.88	2.20	229,954	2.20
December 10,2001	2,000	6.05	9.44	2,000	9.44
October 30, 2001	11,500	5.89	7.17	11,500	7.17
October 5, 2001	1,809,706	5.89	6.51	1,809,706	6.51

	3,170,160			3,170,160

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

2004
	Options outstanding			Options exercisable
Date of grant	Number (in thousands)	Remaining contractual life (years)	Weighted- average exercise price (R$)	Number outstanding (in thousands)	Weighted- average exercise price (R$)
March 05, 2004	80,000	9.26	8.57	80,000	8.57
January 15, 2004	72,500	9.10	8.89	72,500	8.89
October 1, 2003	2,498,000	8.85	7.60	2,498,000	7.60
August 7, 2003	30,000	8.68	5.30	30,000	5.30
February 7, 2003	11,000	8.19	2.99	11,000	2.99
October 9, 2002	607,533	7.86	2.20	607,533	2.20
December 10, 2001	22,000	7.04	9.44	22,000	9.44
October 30, 2001	11,500	6.88	7.17	11,500	7.17
October 5, 2001	3,835,961	6.88	6.51	3,835,961	6.51

	7,168,494			7,168,494

2003
	Options outstanding			Options exercisable
Date of Grant	Number (in thousands)	Remaining contractual life (years)	Weighted- average exercise price (R$)	Number outstanding (in thousands)	Weighted- average exercise price (R$)
October 1, 2003	2,550,000	9.83	7.60	—	7.60
August 7, 2003	30,000	9.67	5.30	—	5.30
August 25, 2003	50,000	9.67	5.90	—	5.90
February 7, 2003	13,000	9.17	2.99	—	2.99
November 26, 2002	2,667	8.92	2.67	—	2.67
October 9, 2002	1,763,534	8.83	2.20	404,879	2.20
December 10, 2001	22,000	8.00	9.44	11,000	9.44
October 5, 2001	4,288,379	7.83	6.51	1,714,993	6.51
October 30, 2001	11,500	7.83	7.17	5,750	7.17

	8,731,080			2,136,622

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The following table summarizes information about the weighted-average exercise price of options during the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Granted	—	8.72	7.52
Exercised	1.98	2.19	1.26
Cancelled	1.41	0.88	1.04

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

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. Applying SFAS 123 would result in pro forma net income and earnings (loss) per share (“EPS”) amounts as follows:

	2004 Restated	2003 Restated
U.S. GAAP net income (loss) -
As reported	(385,395)	350,259
Pro forma	(392,765)	341,001
Basic and diluted EPS -
As reported	(2.68)	1.05
Pro forma	(2.73)	1.02

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The fair values of the options granted have been estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003
Expected volatility	69.86%	86.65%
Risk-free interest rate	16.22%	19.80%
Grant date fair value	R$2.20	R$2.19
Expected life	2 years	2 years
Dividend yield	0%	0%

In 2004, FASB issued SFAS 123R – Share-Based Payment, which became effective for the Company during the third quarter of 2005. SFAS No. 123R sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. Accordingly, the Company applied SFAS 123R and concluded that no additional effects to compensation cost in 2004 and 2003 should be recognized for US GAAP purposes other than those already reflected in the above pro-forma disclosure. In 2005 there was no issuance of options and all other options were not in the maturity period. Consequently, the Company has not adopted SFAS 123R in 2005.

l.1	Acquisitions and business combinations

Under Brazilian GAAP, assets acquired and liabilities assumed in a business combination effected through an exchange of shares are recorded by the Holding Company at book value as of the date of acquisition. No goodwill or other fair value adjustments are recorded in this situation. For business combinations effected through payment of cash, goodwill or negative goodwill is recorded for the difference between the purchase price and the book value of the net assets acquired. Negative goodwill is recorded as a liability and remains on the books until the related investment is disposed of. Pre-acquisition goodwill existing on the acquired entity’s books is maintained on the acquiring entity’s books. Goodwill is amortized on a straight-line basis for a period of at least 5 years and not more than 10 years. Goodwill is periodically assessed for impairment.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Under U.S. GAAP, net assets acquired in a business combination are recorded at fair value on the acquisition date. The difference between the purchase price and the fair value of the net identifiable assets acquired is recorded as goodwill or negative goodwill. Goodwill is not subject to amortization, but is periodically assessed for impairment. Negative goodwill should be proportionally allocated to certain non-current assets acquired. Pre-acquisition goodwill is reversed for U.S. GAAP purposes. Business combinations of companies under common control are accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of the acquired company. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

(i)	Acquisition of Net

In October 2005, Telmex transferred its total interest in Net of 37.1% (direct and indirect) to the Holding Company in exchange for shares of the Company (Note 1). For U.S. GAAP purposes, because this is a reorganization of companies under common control, the Holding Company records its investment in Net at Telmex’s U.S. GAAP book value for Net, beginning from the date that Telmex acquired the interest in Net, January 2005. Therefore, the purchase price allocations and goodwill recorded by Telmex upon its acquisitions of Net in January, March and May 2005 are included in the carrying values of Net recorded by the Holding Company. Total consideration paid by Telmex to acquire its interest in NET was R$ 865.2 million.

The goodwill and corresponding amortization recorded by the Holding Company related to Net for BR GAAP purposes have been reversed. Total goodwill under U.S. GAAP amounts to R$ 1,199,525.

Net is accounted for under the equity method for both US GAAP and BR GAAP purposes. Under BR GAAP, however, results included in equity pick-up are as from the date Telmex transferred its interest in Net to the Holding Company and not from the date Telmex acquired such investment.

The Company is currently in the process of completing the identification and assessment of the fair value of Net’s identifiable intangible assets and the respective amortization periods.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

(ii)	Acquisition of TDB

In November 2005, Telmex transferred its total interest in Telmex do Brasil Ltda. (“TDB”) to the Holding Company in exchange for shares of the Holding Company (Note 1). Telmex had acquired TDB in February and July 2004. Therefore, the Holding Company and TDB have been under common control since July 2004, date when the Holding Company was acquired by Telmex. Accordingly, the Holding Company is required to consolidate TDB beginning in July 2004, including all the purchase price allocations recorded by Telmex in its acquisition of TDB. As the effects of the acquisition of TDB for 2004 on net income would not be material to the consolidated financial statements of the Holding Company, TDB is consolidated beginning on January 1, 2005. Earnings per share in 2004, however, were restated to reflect the pooling effects.

(iii)	Goodwill and negative goodwill on other acquisitions

For Brazilian GAAP purposes, the goodwill related to the AcessoNet acquisition was reclassified to a deferred asset on the date of the merger into Embratel and was being amortized over 5 years. In 2003, this goodwill was written-off for Brazilian GAAP purposes (Note 11). Under U.S. GAAP, this amount remains classified as goodwill and was amortized over the same period up to December 31, 2001. Beginning on January 1, 2002, the goodwill is no longer amortized and is subject to an impairment test at least annually.

On December 2, 2003, the Holding Company acquired VHSA and VHSP for a nominal consideration plus expenses. Under Brazilian GAAP, this acquisition generated negative goodwill amounting to R$18,655, which was recorded as a liability. Under U.S. GAAP, this amount was recorded as a reduction to the fair value allocated to the fixed assets of VHSA and VHSP.

On March 2, 2004, Embratel acquired CT Torres for US$45 million (R$131 million). The principal assets of CT Torres are communication towers that rent space to telecommunications companies principally in the states of Rio de Janeiro and São Paulo. Under Brazilian GAAP, the excess purchase price over the book value of assets acquired was recorded as a deferred asset and is being amortized based on future profitability. Under U.S. GAAP, the purchase price of CT Torres was allocated to the communications towers, which are being depreciated over their remaining useful lives.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In November 2005, the Company acquired 100% of PrimeSys’ capital for R$250,976 (see Note 1). Under Brazilian GAAP, goodwill paid by the former parent company of PrimeSys’ on its acquisition, which was later capitalized on PrimeSys, is recorded as deferred assets. For US GAAP, the assets acquired and liabilities assumed were recorded at their fair values, resulting in negative goodwill. Such negative goodwill was allocated to the intangible assets acquired.

l.2	Push down adjustments of Telmex

Under US GAAP, if an entity acquires 95% or more of the voting securities of another entity, push down accounting is applied in the acquired entity’s separate financial statements. Push down accounting requires that the fair value adjustments and goodwill or negative goodwill identified by the acquiring entity be pushed down and reflected in the financial statements of the acquired entity. For Brazilian GAAP purposes, push down accounting is not applied.

The parent company, Telmex, increased its interest in the voting capital of the Holding Company from 90% to 95.14% in May 2005 and to 97.33% in October 2005.

For US GAAP purposes, Telmex applied the purchase method in its acquisitions of the Holding Company beginning May 2005, and recorded purchase price adjustments to recognize the assets acquired and liabilities assumed at fair values. Additionally, goodwill was recorded for the acquisitions occurring in 2004. Negative goodwill was identified for the acquisitions occurring in 2005 and was allocated to long-lived assets.

The following tables summarize the push down adjustments:

As of December 31, 2005
Negative Goodwill allocation and push down
Property, plant and equipment	(1,844,240)
Intangible assets	115,581

(1,728,659)
Depreciation of negative goodwill allocation pushed-down to property, plant and equipment.	244,956

(1,483,703)
Goodwill pushed down	281,971

Total	(1,201,732)

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Deferred tax assets calculated on the net effect of fair value adjustment and negative goodwill allocation pushed down to the Holding Company, amounting to R$ 504,459 which is fully provided for a valuation allowance, are included in Note 33.i.

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

Under U.S. GAAP, SFAS No. 130, “Reporting Comprehensive Income,” effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income comprises net income and “other comprehensive income”, which include charges or credits directly to equity, which are not the results of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115 and minimum pension liabilities under SFAS No. 87, among others.

The Holding Company’s comprehensive income (loss) for the years presented is equal to its net income (loss) for those years, as it has no other comprehensive income (loss) items, except for comprehensive income for the year ended December 31, 2005, which includes the additional minimum liability of the subsidiary Star One’s pension plan of R$ 1,592; accordingly, comprehensive income for the year ended December 31, 2005 amounts to R$ 512,492.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

o.	Accounting for derivative instrument - SFAS No. 133

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

For U.S. GAAP purposes, the Company’s derivatives do not qualify for hedge accounting using the criteria of SFAS 133, and consequently, the changes in fair value are recorded in earnings. Accordingly, an adjustment has been included in the reconciliation of U.S. GAAP for the difference between the carrying value for BR GAAP and the fair market value of the derivatives as of December 31, 2005, 2004 and 2.

p.	Provision for voluntary dismissal program

As described in Note 31, for BR GAAP purposes, at December 31, 2002, Embratel recorded a provision in the amount of R$20,000 related to a voluntary dismissal program. Under U.S. GAAP, pursuant to Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs tonaxit an Activity (including Certain Costs Incurred in a Restructuring),” such costs may only be accrued if (i) they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan and the number and job classification of employees to be terminated, and (ii) the plan has been communicated to the employees. Since all of the criteria were not met at December 31, 2002, the provision was reversed for U.S. GAAP purposes in 2002 and booked for 2003.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

q.	Reversal of exchange variation capitalized by Star One

Under BR GAAP, capitalization of exchange variation is permitted. Under the provisions of SFAS 34, for U.S. GAAP purposes, only interest cost is allowed to be capitalized. Accordingly, the exchange variation capitalized in Star One local books has been reversed for US GAAP purposes.

r.	Net Income (Loss) reconciliation of the differences between U.S. GAAP and BR GAAP)

	2005	2004 Restated	2003 Restated
Income (loss) as reported under BR GAAP	174,254	(339,256)	223,634
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 33.b.)	(68,273)	(96,000)	(103,785)
Capitalized interest (Note 33.a.)	19,327	12,971	26,932
Amortization of capitalized interest (Note 33.a.)	(11,062)	(12,124)	(6,544)
Reversal of exchange variation capitalized by Star One (Note 33.q.)	17,420	12,113	—
Pension and other post-retirement benefits- (Note 34.b.)
SFAS No. 87 adjustment	8,449	54	7,776
SFAS No. 106 adjustment	(4,111)	(2,149)	(3,347)
Acquisition of Net (Note 33.l.1(i))	56,557	—	—
Acquisition of TDB (Note 33.l.1(ii))	9,473	—	—
Goodwill and negative goodwill on other acquisitions (Note 33.l.1.(iii))	2,643	2,103	121,787
Push down adjustments of Telmex (Note 33.l.2)	244,956	—	—
SFAS No. 133 – fair value of swap contracts (Note 33.o.)	78,936	8,410	173,017
Reversal of provision for voluntary dismissal program (Note 33.p.)	—	—	(20,000)
Items posted directly to shareholders’ equity accounts-
Other (Note 33.d.)	5,553	2,377	(2,093)
Deferred tax effect of the above adjustments	(14,975)	25,271	(65,648)
Effect of minority interest in the above adjustments	(5,814)	835	(1,470)

U.S. GAAP net income (loss)	513,333	(385,395)	350,259

U.S. GAAP basic and diluted net income (loss) per thousand shares-
Preferred	0.82	—	1.05

Common	0.44	(2.68)	1.05

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

s.	Weighted average number of thousand shares outstanding in accordance with U.S. GAAP

	2005	2004	2003
Weighted average number of shares outstanding (in lots of thousand shares):
Weighted average common shares outstanding	444,041,755	143,770,979	124,369,031

Weighted average preferred shares outstanding	386,556,284	210,029,997	208,410,612

t.	Shareholders’ equity reconciliation of the differences between U.S. GAAP and BR GAAP

	2005	2004 Restated
Total shareholders’ equity as reported	7,365,384	4,526,370
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997 (Note 33.b.)	—	68,273
Capitalized interest (Note 33.a.)	(369,348)	(388,675)
Amortization of capitalized interest (Note 33.a.)	580,419	591,481
Reversal of exchange variation capitalized by Star One (Note 33.q.)	29,533	12,113
Pension and other post-retirement benefits (Note 34.b.)
SFAS No. 87 adjustment	(39,101)	(45,958)
SFAS No. 106 adjustment	72,216	76,327
Acquisition of Net (Note 33.l.1(i))	360,941	—
Acquisition of TDB (Note 33.l.1(ii))	10,125	—
Goodwill and negative goodwill on other acquisitions (Note 33.l.1.(iii))	167,128	164,485
Push down adjustments of Telmex (Note 33.l.2)	(1,201,732)	—
SFAS No. 133 - fair value of swap contracts (Note 33.o.)	84,540	5,604
Other (Note 33.d.)	1,397	(3,983)
Deferred tax effects of the above adjustments	(113,104)	(98,129)
Effect of minority interest on the above adjustments	(7,638)	(1,824)

U.S. GAAP shareholders’ equity	6,940,760	4,906,084

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The deferred tax effect of the U.S. GAAP adjustments above of R$(113,146) and R$(98,129) as of December 31, 2005 and 2004, respectively, would be classified substantially as non-current on the balance sheet.

	2005	2004 Restated	2003 Restated
U.S. GAAP supplementary information-
Reconciliation of operating income (loss) under BR GAAP to operating income (loss) under U.S. GAAP-BR GAAP operating income (expense)	419,968	(390,858)	470,308
Exclusion from U.S. GAAP operating income-
Net financial expense	224,299	618,602	159,925
Inclusion in U.S. GAAP operating income-
Amortization of capitalized interest	(11,062)	(12,124)	(5,689)
Extraordinary income – ILL (Note 10)	—	106,802	—
U.S. GAAP adjustments-
Monetary restatement of 1996 and 1997 (Note 33.b.)	(68,273)	(96,000)	(96,000)
Pension and other post-retirement benefits (Note 34.b.)
SFAS No. 87 pension adjustment	8,449	54	7,776
SFAS No. 106 adjustment	(39,547)	(28,356)	(28,306)
Goodwill and negative goodwill on other Acquisitions (Note 33.l.(iii))	2,643	2,103	20,298
Reversal of provision for voluntary dismissal program (Note 34.p.)	—	—	(20,000)
Acquisition of Net (Note 33.l.1 (i))	56,557	—	—
Push-down adjustments of Telmex (Note 33.l.2)	244,956	—	—
Acquisition of TDB (Note 33.l.1(ii))	9,473	—	—
Gain on sale of property, plant and equipment	14,802	37,361	4,784
Gain on sale of investments	—	—	43,215
Write-off of fixed assets	(2,780)	(2,339)	(3,361)
Provision for write-off of fixed assets	—	(71,492)	(20,000)
Provision for impairment	—	(32,000)	—
Withholding income tax on remittances to foreign Telecommunications companies	—	—	(39,462)
Others	14,290	20,079	12,355

U.S. GAAP operating income	873,775	151,832	505,843

Reconciliation of net revenue under BR GAAP to net revenue under U.S. GAAP (1)-
Net revenue under BR GAAP	7,565,306	7,332,868	7,043,610
Net revenues from Telmex do Brasil (Note 33.l.1(ii))	109,640	—	—
Installation revenues (Note 33.m.)	(20,042)	961	2,675

Net revenue under U.S. GAAP	7,654,904	7,333,829	7,046,285

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

	2005	2004 Restated	2003 Restated
Total assets – under U.S. GAAP	12,002,693	1,624,760	13,543,486

Property, plant and equipment – under U.S. GAAP	17,061,204	17,571,217	16,989,944
Accumulated depreciation – under U.S. GAAP	(11,533,385)	(10,617,954)	(9,447,269)

Net property, plant and equipment – under U.S. GAAP	5,527,819	6,953,263	7,542,675

(1)	Under BR GAAP, value added and other sales taxes, amounting to R$2,316,668, R$2,278,867 and R$2,109,216, for the years ended December 31, 2005, 2004 and 2003, respectively, are recorded as a deduction from revenues. In the Company’s previously issued financial statements, the Company recorded these taxes as costs of services under U.S. GAAP. During the year ended December 31, 2004, the Company changed the classification of these taxes under U.S. GAAP to be consistent with BR GAAP. The prior periods have been reclassified for this change in accounting policy. This reclassification had no impact on net income (loss) or shareholders’ equity for all periods presented. The change in accounting policy was made to align U.S. GAAP with BR GAAP since management believes that the Company acts as an agent for the government with regards to the collection of these taxes. Additionally, the Company believes that this presentation allows for better comparability with other Brazilian companies.

u.	Statements of changes in total shareholders’ equity in accordance with U.S. GAAP for the years ended December 31, 2005, 2004 and 2003

Total
Balances as of December 31, 2002 – Restated	5,021,734
Net income under U.S.GAAP	350,260
Sale / Repurchase of treasury shares	2,381
Prescribed Dividends	14,472

Balances as of December 31, 2003 – Restated	5,388,847
Loss under U.S. GAAP – Restated	(385,395)
Dividends	(86,137)
Sale / Repurchase of treasury shares	(11,231)

Balances as of December 31, 2004 – Restated	4,906,084
Net income under U.S.GAAP	513,333
Increase in capital	1,822,800
Dividends	(146,674)
Additional minimum pension liability (Note 33.n)	(1,592)
Push-down adjustment of Telmex (Note 33.l.2)	(1,446,688)
Issuance of shares on acquisitions of Telmex do Brasil and NET (Note 33.l.1)	1,283,264
Sale of treasury shares	979
Lapsed Dividends	9,254

Balances as of December 31, 2005	6,940,760

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

34.	Additional Disclosures Required by U.S. GAAP

a.	Defined contribution plan

	2005	2004
Beginning balance - unfunded liability (*)	174,086	154,429
Plus - adjustments for percentage yield on plan assets	4,852	90,450
Monetary restatement of debt surplus – January to April 2003 – PDI	—	270
Payment of debt surplus – January to April 2003 – PDI	—	(15,683)
Less – payments during the year	(36,791)	(55,380)

Ending balance	142,147	174,086

Total expense
Matching contribution plus risk benefits	19,633	20,481

(*)	The unfunded liability of R$174,086 as of January 1, 2005 (R$154,429 as of January 1, 2004) represented the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. This liability is being paid over a period of 20 years from January 1, 1999 (according to a specific cash flow schedule). Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

b.	Pension and post-retirement benefits

Following are the disclosures required pursuant to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, and SFAS No. 132R (revised) - “Employers’ Disclosures about Pensions and Post-Retirement Benefits”, which requires additional disclosure to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Pension Benefits

	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	1,099,044	1,006,720
Service cost	74	115
Interest cost	119,014	109,270
Plan participants’ contributions	14	24
Actuarial loss	(36,990)	71,946
Benefits paid	(97,973)	(89,031)

Benefit obligation at end of year	1,083,183	1,099,044

Change in plan assets
Fair value of plan assets at beginning of year	1,176,505	1,012,658
Actual return on plan assets	101,556	252,789
Employer contributions	44	65
Plan participants’ contributions	14	24
Benefits paid	(97,973)	(89,031)

Fair value of plan assets at end of year	1,180,146	1,176,505

Funded status	96,963	77,461
Unrecognized net transition obligation	1,529	2,221
Unrecognized net actuarial (gain)	(135,855)	(125,640)

Accrued benefit cost	(37,363)	(45,958)

	2005	2004	2003
Components of net periodic benefit cost
Service cost	88	139	220
Interest cost	119,014	109,270	96,934
Expected return on plan assets	(127,783)	(109,960)	(103,971)
Amortization of net transition obligation	693	693	693
Recognized net actuarial gain	(368)	—	(1,246)
Expected employee contribution	(150)	(131)	(214)
Actual Company’s contributions during the year	(44)	(65)	(192)

Net periodic benefit income	(8,550)	(54)	(7,776)

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%
Rate of compensation increase	—	—	—

The above rates are calculated over inflation as measured by the Fiscal Reference Unit (Ufir) through December 31, 1995 and the IGP-DI thereafter.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Also, a portion of the defined contribution plans sponsored by the subsidiaries Embratel and Star One has certain characteristics of a defined benefit plan. Accordingly, the actuarial assumptions and related calculations for the portion with defined benefit plan characteristics were considered in accordance with SFAS 87 – “Employers’ Accounting for Pensions” and the applicable disclosures in accordance with SFAS 132R are presented as follows:

Embratel

	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	671,932	537,686
Service cost	348	326
Interest cost	72,987	58,423
Actuarial loss	97,965	121,285
Benefits paid	(57,591)	(45,787)

Benefit obligation at end of year	785,641	671,933

Change in plan assets
Fair value of plan assets at beginning of year	643,779	443,364
Actual return on plan assets	115,949	189,589
Employer contributions	37,783	56,613
Benefits paid	(57,591)	(45,787)

Fair value of plan assets at end of year	739,920	643,779

Unfunded status	45,721	28,153
Unrecognized net actuarial (gain) loss	29,672	(22,167)

Accrued pension cost	16,049	50,320

	2005	2004	2003
Components of net periodic pension cost
Service cost	348	326	323
Interest cost	72,987	58,423	34,248
Expected return on plan assets	(69,823)	(47,780)	(21,948)
Recognized net actuarial loss	—	—	(1,465)

Net periodic pension cost	3,512	10,969	11,158

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%
Salary Increases	—	2.10%	2.10%

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

As stated in note 34.a., the Company has a liability of R$142,145 as of December 31, 2005 (R$174,086 as of December 31, 2004) for the actuarial liabilities and the net periodic pension cost of the defined benefit portion of the plan presented above.

Star One

	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	5,783	2,601
Service cost	14	15
Interest cost	624	281
Actuarial (gain) loss	(20)	3,223
Benefits paid	(542)	(337)

Benefit obligation at end of year	5,859	5,783

Change in plan assets
Fair value of plan assets at beginning of year	5,937	2,943
Actual return on plan assets	(951)	3,292
Employer contributions	41	39
Benefits paid	(542)	(337)

Fair value of plan assets at end of year	4,485	5,937

Unfunded (Funded) status	1,374	(154)
Unrecognized net actuarial (gain) loss	1,592	19

Prepaid pension cost	(218)	(173)

	2005	2004	2003
Components of net periodic pension cost
Service cost	14	15	14
Interest cost	624	281	233
Expected return on plan assets	(642)	(320)	(272)
Recognized net actuarial gain	—	—	(2)

Net periodic pension cost	(4)	(24)	(27)

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%
Salary Increases	—	2.10%	2.10%

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Star One’s defined benefit portion generated an additional minimum liability as of December 31, 2005 as determined by SFAS 87. As Star One had no unrecognized prior service cost at that date, an intangible asset was not recognized; rather, R$1,592 was charged directly to the shareholders’ equity as other comprehensive income as demonstrated in the reconciliation of net equity in Note 33.t.

	2005	2004
Accumulated benefit obligation	36,566	30,301
Plan assets	35,192	30,460
Unfunded (Funded) status	1,374	(154)
Prepaid pension cost	(218)	(173)
Additional minimum liability	1,592	—
Unrecognized prior service cost	—	—
Intangible asset	—	—

Amount charged directly to shareholders’ equity	1,592	—

Other post-retirement benefits

	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	368,226	293,582
Service cost	19	20
Interest cost	40,770	32,588
Actuarial loss	(46,631)	54,563
Benefits paid	(13,606)	(11,357)
Administrative expenses	(1,018)	(1,170)

Benefit obligation at end of year	347,760	368,226

Change in plan assets
Fair value of plan assets at beginning of year	58,444	61,863
Actual return on plan assets	9,140	9,100
Administrative expenses	(1,018)	(1,170)
Employer contributions	6	8
Benefits paid	(13,606)	(11,357)

Fair value of plan assets at end of year	52,966	58,444

Funded status	(294,794)	(309,782)
Unrecognized net actuarial loss	68,925	123,460

Accrued benefit cost	(225,869)	(186,322)
Reversal of amount recorded under BR GAAP	298,085	265,020

Effect on shareholders’ equity	72,216	78,698

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

	2005	2004	2003
Components of net periodic benefit cost
Service cost	19	20	118
Interest cost	40,770	32,588	30,960
Expected return on plan assets	(5,765)	(6,405)	(6,045)
Recognized net actuarial loss	4,529	2,161	3,298
Actual Company’s contributions during the year	(6)	(8)	(25)

Net periodic benefit cost	39,547	28,356	28,306
Reversal of amount recorded under BR GAAP	(35,436)	(26,207)	(24,959)

Effect on U.S. GAAP net income	4,111	2,149	3,347

Weighted-average assumptions as of December 31
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	6.00%

There was no unrecognized liability at transition.

Medical assistance cost trend rates of increase were projected at annual rates excluding inflation ranging from 4.0% in 2004 to 2.7% in 2046. The effect of a one percent annual increase/decrease in the assumed medical assistance cost trend rates would increase/decrease the accumulated post-retirement benefit obligation at December 2005 by R$52,895/R$42,898 (December 31, 2004 by R$56,964/R$ 45,959) and the aggregate of service and interest cost components by R$5,979/R$4,850 (December 2004 by R$6,443/R$5,197).

The funded status of the pension and post-retirement plans under Brazilian and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

Plan assets

The plan assets to cover pension and other post-retirement benefits totaled R$1,233,111 and R$1,234,947 at December 31, 2005 and 2004, respectively. TELOS’ fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of TELOS are allocated with a goal to achieve the following distribution:

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

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The actual allocations for the pension assets as of December 31, 2005 and 2004 are as follows:

	2005
	Defined benefit plan		Defined contribution plan		Medical plan		Total
Fixed Income	955.9	81%	740.2	91%	52.0	98%	1,748.1	86%
Stocks	153.4	13%	56.9	7%	—	—	210.3	10%
Real State	47.2	4%	—	—	—	—	47.2	2%
Beneficiary Loans	23.6	2%	16.3	2%	1.0	2%	40.9	2%
TOTAL	1,180.1	100%	813.4	100%	53.0	100%	2,046.5	100%

	2004
	Defined benefit plan		Defined Contribution plan		Medical plan		Total
Fixed Income	917.8	78%	740.3	96%	57.8	99%	1,715.9	86%
Stocks	164.7	14%	—	0%	—	0%	164.7	8%
Real State	82.3	7%	—	0%	—	0%	82.3	4%
Beneficiary Loans	11.7	1%	32.4	4%	0.6	1%	44.7	2%
TOTAL	1,176.5	100%	772.7	100%	58.4	100%	2,007.6	100%

TELOS has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefits payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan	Defined contribution plan	Medical plan	Total per annum
2006	93,681	63,566	14,663	171,191
2007	97,310	67,647	16,227	181,184
2008	100,964	70,044	17,941	188,949
2009	104,811	72,888	19,833	197,532
2010	108,538	75,782	21,861	206,181
2011 to 2015	599,990	423,659	146,183	1,169,832

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

The contributions expected to be paid to the plan during the next fiscal, as following:

Plans	Total
Defined benefit pension	40
Defined contribution	18,987

c.	Concentrations of risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 30% of Embratel’s employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter and 18.0% of the employees of Star One are associated with labor unions. Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the states of Rio de Janeiro and São Paulo. The Company’s relationship with its employees and unions is generally good. The Company has not experienced a work interruption that had a material effect on its operations for many years.

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

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

d.	Recently issued accounting pronouncements

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. Management does not expect the adoption of this Statement will have an impact on the Company’s financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Management does not expect the adoption of this Statement will have an impact on the Company’s financial statements.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. The Company does not have any VIE and assessed the adoption of FSP FIN 46(R)-5, which had no impact on the financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligations to perform an asset retirement activities. The Company does not expect FASB Interpretation No. 47 to have a significant impact on the financial position, results of operations or cash flows.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or (“SFAS No. 154”). SFAS No. 154 changes the accounting for and reporting of a change in accounting principle. The provisions of SFAS No. 154 require, unless impracticable, retrospective application to prior periods’ financial statements of (I) all voluntary changes in accounting principles and (II) changes required by a new accounting pronouncement, if a specific transition is not provided. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. SFAS No. 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated results of operations or financial position.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an investor for its proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with APB Opinion No. 18 upon a loss of significant influence” which sets reporting on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income upon a loss of significant influence. The Company will apply this statement, if applicable, from fiscal periods beginning after July 2005.

In October 2005, the FASB issued FAS No. 13-1, “Accounting for rental costs incurred during a construction period” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. The Company will apply this statement, if applicable, in fiscal periods beginning after December 15, 2005.

In November 2005, the FASB issued PSP Nos. FAS 115-1 and FAS 124-1, “The meaning of other than-temporary impairment and its application to certain investments” which sets the determination as to when an investment is considered impaired, whether that impairment is temporary, and the measurement of an impairment loss. The Company will apply this statement, if applicable, in fiscal periods beginning after December 15, 2005.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

In February 2006, the FASB issued SFAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The Company will apply this statement, if applicable, in fiscal periods beginning after September 15, 2006.

In March 2006 the FASB issued SFAS 156, which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

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

The Company has two reportable segments, the Telecommunications segment and Space segment. The Telecommunications segment comprises local, domestic and international long-distance, data communication and other services. The Space segment is represented by the Company’s satellite operations and provides transponders for radio communication services such as (i) network services, (ii) end-to-end telecommunications services, and (iii) transmission of radio and television broadcasting. The Company’s chief operating decision-maker evaluates performance of the segments based on revenues and operating income.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

Information presented to management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with BR GAAP.

	2005
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	11,918,815	1,297,159	(822,407)	12,393,567

	2004
	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Total assets	10,836,957	1,053,099	(819,974)	11,070,082

	2005
	Telecommunications segment	Space segment	Consolidated
Property, plant and equipment, net	6,476,764	774,010	7,250,774

	2004
	Telecommunications segment	Space segment	Consolidated
Property, plant and equipment, net	6,103,659	468,946	6,572,605

	2005
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	7,393,799	382,819	(211,312)	7,565,306
Cost of services and goods sold	(5,106,538)	(123,078)	212,692	(5,016,924)
Gross profit	2,287,261	259,741	1,380	2,548,382
Operating income (expenses)	(1,855,273)	(47,462)	(1,380)	(1,904,115)

Operating income	431,988	212,279	—	644,267

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

	2004
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	7,127,712	404,779	(199,623)	7,332,868
Cost of services and goods sold	(5,089,222)	(154,466)	202,199	(5,041,489)
Gross profit	2,038,490	250,313	2,576	2,291,379
Operating income (expenses)	(2,007,437)	(53,622)	(2,576)	(2,063,635)

Operating income	31,053	196,691	—	227,744

	2003
Income statements	Telecommunications segment	Space segment	Eliminations (*)	Consolidated
Net revenue	6,850,435	378,520	(185,345)	7,043,610
Cost of services and goods sold	(4,770,437)	(171,743)	187,267	(4,754,913)
Gross profit	2,079,998	206,777	1,922	2,288,697
Operating income (expenses)	(1,616,281)	(45,678)	3,495	(1,658,464)

Operating income	463,717	161,099	5,417	630,233

(*)	Eliminations refer basically to inter-segment transactions and balances eliminated on consolidation.

Capital expenditures made by subsidiaries from the telecommunications segment and the space segment amounted to R$1,047,527 and R$378,643, respectively, for the year ended December 31, 2005 (R$451,078 and R$128,533, respectively, for the year ended December 31, 2004).

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

f.	Statements of cash flows

The following statements of cash flows are prepared using the BR GAAP reported figures, including the classification of cash and cash equivalents as determined under BR GAAP. Other than the classification of cash and cash equivalents, the following statements of cash flows comply with the classification requirements of SFAS No. 95, “Statement of Cash Flows”:

	2005	2004	2003
Cash flow from operating activities -
Net income (loss)	174,254	(339,256)	223,634
Adjustment to reconcile net income to cash provided by operating activities-
Depreciation and amortization	1,083,577	1,119,212	1,126,305
Equity pick-up and provision for losses on investments	(36,707)	—	—
Exchange and monetary losses (gains)	(122,923)	255	(281,971)
Minority interest	44,844	37,231	39,367
Net loss (gains) on permanent assets disposal	(20,172)	145,458	26,545
Goodwill write-off	—	—	101,489
Reversal of provision for permanent assets losses	—	(1,495)	(10,000)
Effect of capital increase completed by Star One	(26,448)	(5,395)	(5,395)
Decrease (increase) in trade accounts receivable, net	(27,641)	243,979	(6,499)
Decrease (increase) in deferred and recoverable taxes	159,925	(76,477)	22,066
Decrease (increase) in other accounts receivables	44,568	(136,937)	(23,249)
Decrease (increase) in legal deposits	3,754	172,084	(111,797)
Increase in other non-current assets	(13,591)	—	—
Decrease in payroll and related accruals	(11,630)	(13,863)	(45,676)
Increase (decrease) in accounts payable and accrued expenses	(165,219)	(466,995)	14,791
Decrease in interest payable	(48,288)	—	—
Increase in provision for contingencies	169,090	403,515	5,473
Increase (decrease) in other current liabilities	149,956	(175,282)	(104,963)
Increase in income tax and other taxes	(49,254)	81,230	71,778
Increase (decrease) in deferred income	33,359	8,776	(13,854)
Increase (decrease) in pension plan liability	3,493	45,861	(9,710)
Increase in other non-current assets and liabilities	7,295	18,666	18,973

	1,352,242	1,060,567	1,037,307

Cash flow from investing activities-
Acquisition of subsidiary, net of cash acquired	(290,823)	(130,169)	43,725
Additions to investments	—	(807)	—
Additions to property, plant and equipment	(1,426,170)	(599,442)	(488,068)
Deferred assets	1	(563)	(2,870)
Proceeds from sale of interest in subsidiary	—	43,973	248,157

	(1,716,992)	(687,008)	(199,056)

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

	2005	2004	2003
Cash flow from financing activities-
Loans repaid	(2,229,493)	(2,827,111)	(2,003,377)
New loans obtained	705,953	1,823,124	1,893,258
Swap/hedge settlement	(119,919)	(129,632)	132,888
Capital increase	1,822,800	—	—
Advances for future capital increase	7	—	—
(Repurchase)/sales of shares	974	(11,231)	2,381
Dividends and interest on capital paid	(37,706)	(116,177)	(30,896)

	142,616	(1,261,027)	(5,746)

Increase (decrease) in cash and cash equivalents	(222,134)	(887,468)	832,505
Cash and cash equivalents at the beginning of the year	832,028	1,719,496	886,991

Cash and cash equivalents at the end of year	609,894	832,028	1,719,496

Supplemental disclosure of cash paid for-
Income and social contribution tax paid	58,322	40,881	37,227
Interest paid	266,519	438,202	439,790
Non-cash transactions	978,228	—	—

The reconciliation of cash flows from operating activities under BR GAAP to the amounts under U.S. GAAP is as follows:

	2005	2004	2003
Cash flows from operating activities under BR GAAP	1,352,242	1,060,567	1,037,307
Decrease (increase) in debt security trading investments under U.S. GAAP	250,196	191,528	(600,835)

Cash flows from operating activities under U.S. GAAP	1,602,438	1,252,095	436,472

The reconciliation of cash and cash equivalents recorded under BR GAAP to the amounts recorded under U.S. GAAP is as follows:

	2005	2004	2003
Cash and cash equivalents at the end of year under BR GAAP	609,894	832,028	1,719,496
Debt security trading investments	184,103	434,299	625,827

Cash and cash equivalents at the end of year under U.S. GAAP	425,791	397,729	1,093,669

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

g.	Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	2005				2004
	Brand	Licenses	Software licenses	Rights of way and other	Software licenses	Rights of way and other
Gross	186,450	19,809	965,521	345,078	814,198	359,129
Accumulated amortization	(6,457)	(1,057)	(736,056)	(196,801)	(491,168)	(194,749)

Net	179,994	18,752	229,465	148,277	323,030	164,380

Amortization expense	(6,457)	(1,057)	125,808	23,412	115,969	32,043

Amortization period (years)	20	14	5	*	5	*

(*)	Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount
2006	135,198
2007	104,463
2008	66,904
2009	29,679
2010	8,486

h.	Renegotiation of debt

As described in Note 22.d, Embratel finalized the renegotiation of a portion of its long-term debt with certain banking institutions. Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” the exchange of debt instruments with substantially different terms is considered a debt extinguishment for accounting purposes, resulting in the recognition by the debtor of gain or loss on extinguishment. The Company has determined that certain of the renegotiated debt agreements qualify for extinguishment treatment under EITF No. 96-19. The effect of accounting for the extinguishment is immaterial for the years ended December 31, 2004 and 2003. Under BR GAAP, the renegotiation of debt is accounted for on a prospective basis and consequently, no gain or loss on extinguishment is recorded.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

35.	Subsequent Events (unaudited)

a)	Dividends approval

The Ordinary and Extraordinary General Shareholders Meeting, held on April 24, 2006, approved the proposal of distribution of dividends in the amount of R$146,674, corresponding to the payment of the legal minimum dividends due to the Company’s preferred shareholders, at the ratio of R$ 0,3079583120 per batch of one thousand preferred shares of capital stock, without withholding income tax, in the manner provided by currently effective legislation.

b)	Tender offer

On May 9, 2006, the Company announced that Telmex had decided to submit to CVM a request for registration of a tender offer for the purchase of all of the outstanding common and preferred shares of the Company (“Tender Offer”), for the purpose of the canceling the registration of the Company as a public Company, pursuant to article 4, §4 of Law No. 6.404/76 and to CVM Instruction No. 361/02.

Telmex announced that the purchase price of the common shares and preferred shares will be R$6.95 (expressed in Reais) per lot of 1,000 shares. For purpose of article 4, §4 of Law No. 6.404/76 and of CVM Instruction No. 361/02, Telmex retained Banco ABN AMRO REAL S.A. to prepare a valuation report with respect to the Company, which is dated on May 1, 2006. The announcement stated that the purchase price offered by Telmex would be adjusted by the monthly Taxa Referencial - TR, pro rata temporis through the date of settlement of the Tender Offer.

The launching of the Tender Offer and its effectiveness is subject to registration at CVM and to certain conditions to be set forth in the Notice of Tender Offer.

Telmex also announced that the Tender Offer would be extended the holders of preferred shares underlying American Depositary Shares (“ADSs”), as made known by Telmex.

The cancellation of the registration of Embrapar as a public Company will be subject to the acceptance of Tender Offer by shareholders owning more than two thirds of the outstanding common and preferred shares that have been qualified for the Tender Offer, as defined in item II of article 16 of, CVM Instruction No. 361/02.

EMBRATEL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts expressed in thousands, except as indicated)

c)	New shares acquired from Net

In May 18, 2006, the subsidiary Embratel has acquired from Globo Comunicação e Participações S.A. (“Globo”), and from its controlled company, Globosat Programadora Ltda. (“Globosat”): (i) 200,000,000 preferred shares in issue Net held by Globosat, corresponding to 8.54% of the total preferred shares and 5.06% of the total capital stock of Net; and (ii) rights credited by Net to Globo (as successor of Roma Participações S.A.), in accordance with CVM Instruction No. 319/99 and respective amendments and to applicable tax and corporate laws, derived from the premium special reserve registered at Net and from the tax loss related to such premium, amortized or used, as the case may be, in the year of 2005, convertible into 26,575,961 new common shares and 38,572,409 preferred shares in issue of Net, corresponding to 1.65% of the total common shares, 1.65% of the total preferred shares and 1.65% of the total capital stock of Net, as per the capital increase approved in the Meeting of the Board of Directors of Net held on this date, to be subscribed by the subsidiary Embratel, subject to the exercise by the remaining shareholders of Net of their preemptive rights to subscribe the shares issued. Globo and its controlled companies, shareholders of Net, will not exercise their preemptive rights to the subscription of said capital increase. The common shares resulting from the capitalization of said credit will remain bound to the Net Shareholders Agreement, dated March 31, 2005, executed by and among Globo, Distel Holding S.A., GB, the subsidiary Embratel and the Holding Company.

With the transaction carried out by Embratel, and considering the exercise by the remaining Net shareholders of their preemptive rights to the subscription of the issued shares, The Holding Company will therefore hold, directly or indirectly, a total of 1,727,887,827 common and preferred shares, corresponding to 42.98% of the total capital stock. This acquisition of a minor additional interest in Net increases the Company’s investment in Net but does not alter the shareholding control of Net.